     As filed with the Securities and Exchange Commission on March 6, 2017.
                                                                 File Nos. 333-
                                                                       811-08306


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]
                      PRE-EFFECTIVE AMENDMENT NO.
                      POST-EFFECTIVE AMENDMENT NO.
                                 AND/OR
      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [X]
                           AMENDMENT NO. 390

                       (Check appropriate box or boxes.)


                     BRIGHTHOUSE VARIABLE ANNUITY ACCOUNT B
                           (Exact Name of Registrant)


                    BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY
                              (Name of Depositor)


                     285 Madison Avenue, New York, NY 10017
        (Address of Depositor's Principal Executive Offices) (Zip Code)


              (Depositor's Telephone Number, including Area Code)
                                 (212) 578-9500


                    (Name and Address of Agent for Service)

                                 Kieran Mullins
                                   President
                   Brighthouse Life Insurance Company of NY
                        11225 North Community House Road
                              Charlotte, NC 28277


                                   COPIES TO:

                                W. Thomas Conner
                                   Reed Smith
                              1301 K Street, N.W.
                              Washington, DC 20005
                                 (202) 414-9208


                 Approximate Date of Proposed Public Offering:


   As soon as practicable after effectiveness of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.


                        Title of Securities Registered:

Interest in a separate account under individual flexible premium deferred variable annuity contracts.

                                                  THE VARIABLE ANNUITY CONTRACT

                                                                      ISSUED BY


                                       BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY



                                                                            AND



                                         BRIGHTHOUSE VARIABLE ANNUITY ACCOUNT B



                                                       BRIGHTHOUSE PRIME OPTIONS



                                                                  MARCH 6, 2017



This prospectus describes the flexible premium deferred variable annuity contract offered by Brighthouse Life Insurance Company of NY
(BLNY or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.



                   The annuity contract has 57 investment choices listed below.










AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) -- SERIES II

     Invesco V.I. Equity and Income Fund

     Invesco V.I. International Growth Fund



AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 4

     American Funds Bond Fund

     American Funds Global Growth Fund

     American Funds Global Small Capitalization Fund

     American Funds Growth-Income Fund



BRIGHTHOUSE FUNDS TRUST I

     AB Global Dynamic Allocation Portfolio -- Class B*

     Allianz Global Investors Dynamic Multi-Asset Plus Portfolio -- Class B*

     American Funds(R) Balanced Allocation Portfolio -- Class C+

     American Funds(R) Growth Portfolio -- Class C


     American Funds(R) Moderate Allocation Portfolio -- Class C+

     AQR Global Risk Balanced Portfolio -- Class B*

     BlackRock Global Tactical Strategies Portfolio -- Class B*

     BlackRock High Yield Portfolio -- Class B

     Brighthouse Asset Allocation 100 Portfolio -- Class B

     Brighthouse Balanced Plus Portfolio -- Class B*

     Brighthouse/Aberdeen Emerging Markets Equity Portfolio -- Class B

     Clarion Global Real Estate Portfolio -- Class B

     Harris Oakmark International Portfolio -- Class B

     Invesco Balanced-Risk Allocation Portfolio -- Class B*

     Invesco Comstock Portfolio -- Class B

     Invesco Mid Cap Value Portfolio -- Class B

     Invesco Small Cap Growth Portfolio -- Class B

     JPMorgan Global Active Allocation Portfolio -- Class B*

     Loomis Sayles Global Markets Portfolio -- Class B

     MetLife Multi-Index Targeted Risk Portfolio -- Class B*

     MFS(R) Research International Portfolio -- Class B

     Morgan Stanley Mid Cap Growth Portfolio -- Class B

     PanAgora Global Diversified Risk Portfolio -- Class B*

     Pyramis(R) Government Income Portfolio -- Class B*

     Pyramis(R) Managed Risk Portfolio -- Class B*

     Schroders Global Multi-Asset Portfolio -- Class B*

     SSGA Growth and Income ETF Portfolio -- Class B+

     T. Rowe Price Large Cap Value Portfolio -- Class B



BRIGHTHOUSE FUNDS TRUST II

     BlackRock Bond Income Portfolio -- Class B

     BlackRock Ultra-Short Term Bond Portfolio -- Class B

     Brighthouse Asset Allocation 20 Portfolio -- Class B+

     Brighthouse Asset Allocation 40 Portfolio -- Class B+

     Brighthouse Asset Allocation 60 Portfolio -- Class B+

     Brighthouse Asset Allocation 80 Portfolio -- Class B

     Brighthouse/Wellington Core Equity Opportunities Portfolio -- Class B

     MetLife Aggregate Bond Index Portfolio -- Class G*

     Western Asset Management Strategic Bond Opportunities Portfolio -- Class B

     Western Asset Management U.S. Government Portfolio -- Class B



FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- SERVICE CLASS 2

     Contrafund(R) Portfolio

     Mid Cap Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST -- CLASS 2

     Franklin Income VIP Fund

     Franklin Mutual Shares VIP Fund

     Franklin Small Cap Value VIP Fund

     Templeton Global Bond VIP Fund



LEGG MASON PARTNERS VARIABLE EQUITY TRUST -- CLASS II

     ClearBridge Variable Aggressive Growth Portfolio

     ClearBridge Variable Appreciation Portfolio

     ClearBridge Variable Dividend Strategy Portfolio

     ClearBridge Variable Small Cap Growth Portfolio



LEGG MASON PARTNERS VARIABLE INCOME TRUST -- CLASS II

     Western Asset Variable Global High Yield Bond Portfolio



OPPENHEIMER VARIABLE ACCOUNT FUNDS -- SERVICE SHARES

     Oppenheimer Main Street Small Cap Fund(R)/VA



PIONEER VARIABLE CONTRACTS TRUST -- CLASS II

     Pioneer Mid Cap Value VCT Portfolio




*If you elect the GLWB rider, you must allocate at least 80% of your Purchase Payments and Account Value among these Investment Portfolios. (See
"Purchase -- Investment Allocation Restrictions for Certain
Riders -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB.") These Investment Portfolios are also available for investment if you do not elect the GLWB rider.


+ If you elect the GLWB rider, you are permitted to allocate up to 20% of your Purchase Payments and Account Value among these Investment Portfolios. (See "Purchase -- Investment Allocation Restrictions for Certain
Riders -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB.") These Investment Portfolios are also available for investment if you do not elect the GLWB rider.



Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Brighthouse Variable Annuity Contract.


To learn more about the Brighthouse Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated March 6, 2017. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 62 of this prospectus. For a free copy of the SAI, call us at (888) 556-5412, visit our website at WWW.BRIGHTHOUSEFINANCIAL.COM, or write to us at: 11225 North Community House Road, Charlotte, NC 28277.


The contracts:

o  are not bank deposits

o  are not FDIC insured

o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union

o  may be subject to loss of principal


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


March 6, 2017

TABLE OF CONTENTS                                              PAGE
                         PAGE






INDEX OF SPECIAL TERMS...................................   4
HIGHLIGHTS...............................................   5
FEE TABLES AND EXAMPLES..................................   7
1. THE ANNUITY CONTRACT..................................  12
2. PURCHASE..............................................  12
     Purchase Payments...................................  12
     Termination for Low Account Value...................  13
     Allocation of Purchase Payments.....................  13
     Investment Allocation Restrictions for Certain
       Riders............................................  14
     Investment Allocation and Other Purchase Payment
       Restrictions for the GLWB.........................  14
     Free Look...........................................  16
     Accumulation Units..................................  16
     Account Value.......................................  16
     Replacement of Contracts............................  16
     Owning Multiple Contracts...........................  17
3. INVESTMENT OPTIONS....................................  17
     Investment Portfolios That Are Funds-of-Funds.......  21
     Transfers...........................................  21
     Dollar Cost Averaging Program.......................  24
     Automatic Rebalancing Program.......................  25
     Asset Allocation Models.............................  25
     Voting Rights.......................................  26
     Substitution of Investment Options..................  26
4. EXPENSES..............................................  26
     Product Charges.....................................  26
     Account Fee.........................................  27
     Guaranteed Lifetime Withdrawal Benefit -- Rider
       Charge............................................  27
     Withdrawal Charge...................................  27
     Reduction or Elimination of the Withdrawal
       Charge............................................  28
     Premium and Other Taxes.............................  29
     Transfer Fee........................................  29
     Income Taxes........................................  29
     Investment Portfolio Expenses.......................  29
5.       ANNUITY PAYMENTS
     (THE INCOME PHASE)..................................  29
     Annuity Date........................................  29
     Annuity Payments....................................  29
     Annuity Options.....................................  30
     Variable Annuity Payments...........................  32
     Fixed Annuity Payments..............................  32
6. ACCESS TO YOUR MONEY..................................  32
     Systematic Withdrawal Program.......................  34
     Suspension of Payments or Transfers.................  34


7. LIVING BENEFIT........................................  34
     Guaranteed Lifetime Withdrawal Benefit..............  34
     GLWB Rate Table.....................................  42
8. PERFORMANCE...........................................  44
9. DEATH BENEFIT.........................................  44
     Upon Your Death.....................................  44
     Standard Death Benefit -- Principal Protection......  45
     Optional Death Benefit -- Annual Step-Up............  45
     General Death Benefit Provisions....................  46
     Spousal Continuation................................  46
     Death of the Annuitant..............................  47
     Controlled Payout...................................  47
10. FEDERAL INCOME TAX STATUS............................  47
     Non-Qualified Contracts.............................  47
     Qualified Contracts.................................  51
11. OTHER INFORMATION....................................  57
     Brighthouse Life Insurance Company of NY............  57
     The Separate Account................................  57
     Distributor.........................................  58
     Selling Firms.......................................  58
     Requests and Elections..............................  59
     Ownership...........................................  61
     Legal Proceedings...................................  62
     Financial Statements................................  62
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION...................................  62
APPENDIX A............................................... A-1
     Participating Investment Portfolios................. A-1
APPENDIX B............................................... B-1
     Investment Portfolios: Marketing Names and
       Prospectus Names.................................. B-1
APPENDIX C............................................... C-1
     Guaranteed Lifetime Withdrawal Benefit Examples..... C-1
APPENDIX D............................................... D-1
     Death Benefit Examples.............................. D-1

INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.


                                                                            PAGE
Account Value............................................................ 16
Accumulation Phase....................................................... 12
Accumulation Unit........................................................ 16
Annual Benefit Payment................................................... 36
Annuitant................................................................ 62
Annuity Date............................................................. 29
Annuity Options.......................................................... 30
Annuity Payments......................................................... 29
Annuity Service Center..................................................... 6
Annuity Units............................................................ 30
Beneficiary.............................................................. 61
Benefit Base............................................................. 35
Business Day............................................................. 13
Contract Year............................................................ 13
Free Look................................................................ 16
GLWB Withdrawal Rate..................................................... 36
Good Order............................................................... 60
Income Phase............................................................. 12
Investment Portfolios.................................................... 17
Joint Owners............................................................. 61
Owner.................................................................... 61
Purchase Payment......................................................... 12
Separate Account......................................................... 57

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company, where you agree to make at least one Purchase Payment to us and we agree to make a series of Annuity Payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in the Investment Portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select the optional Guaranteed Lifetime Withdrawal Benefit (GLWB). We are obligated to pay all money we owe under the contracts, including death benefits, income payments, and any guaranteed amounts due under the GLWB. Any such amount that exceeds the assets in the Separate Account is paid from our general account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "Other Information -- The Separate Account.")


The contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the Accumulation Phase, we may assess a withdrawal charge of up to 8%. Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees. If you die during the Accumulation Phase, your Beneficiary (or Beneficiaries) will receive the death benefit under your contract (see "Death Benefit" for more information).


The Income Phase occurs when you or a designated payee begin receiving regular Annuity Payments from your contract. You and the Annuitant (the person on whose life we base Annuity Payments) do not have to be the same, unless you purchase a tax qualified contract.


You can have Annuity Payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable Annuity Payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. If you choose fixed Annuity Payments, the amount of each payment will not change during the Income Phase. There is no death benefit during the Income Phase, however, depending on the Annuity Option you elect, any remaining guarantee (i.e., cash refund amount or guaranteed Annuity Payments) will be paid to your Beneficiary (or Beneficiaries) (see "Annuity Payments (The Income Phase)" for more information).


TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


This prospectus describes all the material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Center.


FREE LOOK. You may cancel the contract within 10 days after receiving it. If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. You will receive whatever your contract is worth on the day that we receive your cancellation request plus the sum of all fees, taxes and charges deducted from your Purchase Payment, and we will not deduct a withdrawal charge. The amount you receive may be more or less than your Purchase Payment, depending upon the performance of the Investment Portfolios. You bear the risk of any decline in Account Value.


TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a Non-Qualified Contract during the Accumulation Phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the Income Phase are considered partly a return of your original investment until your investment is returned.


NON-NATURAL PERSONS AS OWNERS. If the Owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral. The

Owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). The Owner of this contract can also be a Beneficiary of a deceased person's contract that is an Individual Retirement Account or non-qualified deferred annuity. A contract generally may have two Owners (both of whom must be individuals). The contract is not available to corporations or other business organizations, except to the extent an employer is the purchaser of a SEP or SIMPLE IRA contract. Subject to state approval, certain retirement plans qualified under the Internal Revenue Code may purchase the contract. If a non-natural person is the Owner of a Non-Qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits.


NON-NATURAL PERSONS AS BENEFICIARIES. Naming a non-natural person, such as a trust or estate, as a Beneficiary under the contract will generally eliminate the Beneficiary's ability to stretch the contract or a spousal Beneficiary's ability to continue the contract and the living and/or death benefits.


INQUIRIES. If you need more information, please contact our Annuity Service Center at:


                                P.O. Box 10426

                          Des Moines, Iowa 50306-0426
                                 (888) 556-5412


ELECTRONIC DELIVERY. As an Owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the Investment Portfolios and other contract related documents.


Contact us at WWW.BRIGHTHOUSEFINANCIAL.COM for more information and to enroll.

FEE TABLES AND EXAMPLES


THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED. NEW YORK DOES NOT CURRENTLY ASSESS PREMIUM TAXES ON PURCHASE PAYMENTS.

--------------------------------------------------------------------------------
OWNER TRANSACTION EXPENSES TABLE



WITHDRAWAL CHARGE (Note 1)              8%
(as a percentage of Purchase Payments)
TRANSFER FEE (Note 2)                   $25
                                        $0 (First 12 per year)

--------------------------------------------------------------------------------
























 Note 1. If an amount withdrawn is determined to include the withdrawal of prior Purchase Payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See
 "Expenses -- Withdrawal Charge.")



 Number of Complete Years from    Withdrawal Charge
  Receipt of Purchase Payment     (% of Purchase Payment)
-------------------------------   ------------------------
               0                             8
               1                             8
               2                             7
               3                             6
               4                             5
               5                             4
               6                             3
               7                             2
        8 and thereafter                     0

 Note 2. There is no charge for the first 12 transfers in a Contract Year; thereafter the fee is $25 per transfer. We are currently waiving the transfer fee, but reserve the right to charge the fee in the future.

THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.

--------------------------------------------------------------------------------


ACCOUNT FEE (Note 1)   $50

SEPARATE ACCOUNT ANNUAL EXPENSES (Note 2)

(referred to as Separate Account Product Charges)

(as a percentage of average Account Value in the Separate Account)


Mortality and Expense Charge                           1.15%
Administration Charge                                  0.15%
                                                       ----
Total Separate Account Annual Expenses                 1.30%
Death Benefit Rider Charge (Optional)
(as a percentage of average Account Value in the Separate
Account)
Optional Death Benefit -- Annual Step-Up               0.25%
Total Separate Account Annual Expenses
Including Charge for Optional Death Benefit (Note 3)   1.55%

--------------------------------------------------------------------------------


























 Note 1. An Account Fee of $50 is charged on the last day of each Contract Year if the Account Value is less than $75,000. Different policies apply during the Income Phase of the contract. (See "Expenses -- Account Fee.")



     Note 2. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")



 Note 3. This charge is determined by adding the Mortality and Expense Charge, the Administration Charge, and the Optional Death Benefit -- Annual Step-Up Charge.

ADDITIONAL OPTIONAL RIDER CHARGES (Note 1)



GUARANTEED LIFETIME WITHDRAWAL BENEFIT (GLWB) RIDER CHARGES
(as a percentage of the Benefit Base (Note 2))
  GLWB -- maximum charge                                      2.00%

  GLWB -- current charge                                      1.20%


--------------------------------------------------------------------------------




































 Note 1. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses -- Guaranteed Lifetime Withdrawal
 Benefit -- Rider Charge.")



 Note 2. On the issue date, the Benefit Base is set at an amount equal to your initial Purchase Payment. The Benefit Base is adjusted for subsequent Purchase Payments and may be adjusted for withdrawals. See "Living Benefit -
 Guaranteed Lifetime Withdrawal Benefit" for a definition of the term Benefit Base. The GLWB rider charge may increase upon an Automatic Step-Up, but it will not exceed the maximum charge listed in the table. (See
 "Expenses -- Guaranteed Lifetime Withdrawal Benefit -- Rider Charge.")

--------------------------------------------------------------------------------
THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED
BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CERTAIN INVESTMENT PORTFOLIOS MAY IMPOSE A REDEMPTION FEE IN THE FUTURE. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS. FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -- DISTRIBUTOR."



MINIMUM AND MAXIMUM TOTAL ANNUAL INVESTMENT PORTFOLIO OPERATING EXPENSES



                                                                            Minimum  Maximum
                                                                          --------- --------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Investment Portfolio assets, including   0.58%     1.54%
management fees, distribution and/or service (12b-1) fees, and other expenses)

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE OWNER TRANSACTION EXPENSES, THE ACCOUNT FEE, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.


THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE ANY WAIVER AND/OR REIMBURSEMENT). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:


CHART 1. Chart 1 assumes you select the optional Guaranteed Lifetime Withdrawal Benefit (GLWB) rider (assuming the maximum 2.00% charge applies in all Contract Years) with the Annual Step-Up Death Benefit, which is the most expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                        Time Periods
                  1 year     3 years     5 years     10 years
                 --------   ---------   ---------   ---------
    maximum       $1,344     $2,199      $3,042      $5,140
    minimum       $1,248     $1,922      $2,600      $4,356


(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                       APPLICABLE TIME PERIOD:



                        Time Periods
                  1 year     3 years     5 years     10 years
                 --------   ---------   ---------   ---------
    maximum        $544      $1,569      $2,592      $5,140
    minimum        $448      $1,292      $2,150      $4,356


CHART 2. Chart 2 assumes that you do not select the optional living benefit rider or the optional death benefit rider, which is the least expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                        Time Periods
                  1 year     3 years     5 years     10 years
                 --------   ---------   ---------   ---------
    maximum       $1,119     $1,544      $1,984      $3,202
    minimum       $1,023     $1,256      $1,504      $2,244


(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                       APPLICABLE TIME PERIOD:



                        Time Periods
                  1 year     3 years     5 years     10 years
                 --------   ---------   ---------   ---------
    maximum        $319        $914      $1,534      $3,202
    minimum        $223        $626      $1,054      $2,244

The Examples should not be considered a representation of past or future expenses or annual rates of return of any Investment Portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information (Accumulation Unit value information) is not available because the contract was not offered for sale prior to March 6, 2017, and therefore there are no Accumulation Units outstanding as of the date of this prospectus.

1. THE ANNUITY CONTRACT

This prospectus describes the variable annuity contract offered by us.


The variable annuity contract is a contract between you as the Owner, and us, the insurance company, where we promise to pay an income to you, in the form of Annuity Payments, beginning on a designated date that you select. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase. If you die during the Accumulation Phase, your Beneficiary (or Beneficiaries) will receive the death benefit under your contract (see "Death Benefit" for more information). Once you begin receiving Annuity Payments, your contract switches to the Income Phase. There is no death benefit during the Income Phase; however, depending on the Annuity Option you elect, any remaining guarantee (i.e., cash refund amount or guaranteed Annuity Payments) will be paid to your Beneficiary (or Beneficiaries) (see "Annuity Payments (The Income Phase)" for more information).


The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


The contract is called a variable annuity because you can choose among the Investment Portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. The amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the investment performance of the Investment Portfolio(s) you select. The amount of the Annuity Payments you receive during the Income Phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion. However, there are certain optional features that provide guarantees that can reduce your investment risk (see "Living Benefit").


Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed Annuity Payment option during the Income Phase, payments are made from our general account assets. All guarantees as to fixed Annuity Payments are subject to our financial strength and claims-paying ability.


The amount of the Annuity Payments you receive during the Income Phase from a fixed Annuity Payment option of the contract will remain level for the entire Income Phase. (Please see "Annuity Payments (The Income Phase)" for more information.)


As Owner of the contract, you exercise all interests and rights under the contract. You can change the Owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by Joint Owners (limited to two natural persons). We provide more information on this under "Other
Information -- Ownership."


All contract provisions will be interpreted and administered in accordance with the requirements of the Internal Revenue Code (the "Code"). Any Code references to "spouses" include those persons who are married spouses under state law, regardless of sex.




2. PURCHASE

The maximum issue age for the contract and certain of its riders may be reduced in connection with the offer of the contract through certain broker dealers ("selling firms"). In connection with the offer of the contract through certain selling firms, minimum issue ages for the contract and certain of its riders may also be imposed. You should discuss this with your registered representative.


We reserve the right to reject any application.


PURCHASE PAYMENTS


A Purchase Payment is the money you give us to invest in the contract. The initial Purchase Payment is due on the date the contract is issued. You may also be permitted to make subsequent Purchase Payments. Initial and subsequent Purchase Payments are subject to certain requirements. These requirements are explained below. We may restrict your ability to make subsequent Purchase Payments. The manner in which subsequent Purchase Payments may be restricted is discussed below.


GENERAL REQUIREMENTS FOR PURCHASE PAYMENTS. The following requirements apply to initial and subsequent Purchase Payments:

o The minimum initial Purchase Payment we will accept is $5,000. The selling firm to which your account representative is associated requires a minimum initial Purchase Payment of $10,000 for contracts that are not purchased pursuant to an exchange from a life insurance or annuity product. The minimum initial Purchase Payment accepted by the selling firm for an exchange of a life insurance or annuity product pursuant to Internal Revenue Code Section 1035 is $5,000.


o The maximum total Purchase Payments for the contract is $1,000,000, without prior approval from us.


o The minimum subsequent Purchase Payment is $500 unless you have elected an electronic funds transfer program approved by us, in which case the minimum subsequent Purchase Payment is $100 per month.


o  We will accept a different amount if required by federal tax law.


o We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")


o We will not accept Purchase Payments made with cash, money orders, or travelers checks.


RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. We may restrict your ability to make subsequent Purchase Payments. We will notify you in advance if we impose restrictions on subsequent Purchase Payments. You and your financial representative should carefully consider whether our ability to restrict subsequent Purchase Payments is consistent with your investment objectives.


o We reserve the right to reject any Purchase Payment and to limit future Purchase Payments. This means that we may restrict your ability to make subsequent Purchase Payments for any reason, subject to applicable requirements in New York State. We may make certain exceptions to restrictions on subsequent Purchase Payments in accordance with our established administrative procedures.

o The GLWB rider has potential restrictions on subsequent Purchase Payments that are described in more detail below. For more information, see "Investment Allocation Restrictions for Certain Riders."


TERMINATION FOR LOW ACCOUNT VALUE


We may terminate your contract by paying you the Account Value in one sum if, prior to the Annuity Date, you do not make Purchase Payments for three consecutive Contract Years, the total amount of Purchase Payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the Account Value on or after the end of such three year period is less than $2,000. (A Contract Year is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.) Accordingly, no contract will be terminated due solely to negative investment performance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA, Roth IRA, SEP, SIMPLE IRA or other Qualified Contract. We will not terminate any contract that includes a Guaranteed Lifetime Withdrawal Benefit rider or any guaranteed death benefit if at the time the termination would otherwise occur the Benefit Base of the Guaranteed Lifetime Withdrawal Benefit rider, or the guaranteed amount under any death benefit, is greater than the Account Value. For all other contracts, we reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals.


ALLOCATION OF PURCHASE PAYMENTS


When you purchase a contract, we will allocate your Purchase Payment to the Investment Portfolios you have selected. You may not choose more than 18 Investment Portfolios at the time your initial Purchase Payment is allocated. Each allocation must be at least $500 and must be in whole numbers.


Once we receive your Purchase Payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first Purchase Payment within 2 Business Days. A Business Day is each day that the New York Stock Exchange is open for business. A Business Day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other
Information -- Requests and Elections.")


We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.


In the future, we may change the investment options that are available to you if you select certain optional riders. If you elect an optional rider and we later remove an investment option from the group of investment options available under that rider, you will not be required to reallocate Purchase Payments or Account Value that you had previously allocated to that investment option. However, you may not be able to allocate new Purchase Payments or transfer Account Value to that investment option.


If you make additional Purchase Payments, we will allocate them in the same way as your first Purchase Payment unless you tell us otherwise. However, if you make an additional Purchase Payment while a Dollar Cost Averaging (DCA) program is in effect, we will not allocate the additional Purchase Payment to the DCA program, unless you tell us to do so. Instead, unless you give us other instructions, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the DCA program. (See "Investment Options -- Dollar Cost Averaging Program.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 Investment Portfolios at the time you submit a subsequent Purchase Payment. If you wish to allocate the payment to more than 18 Investment Portfolios, we must have your request to allocate future Purchase Payments to more than 18 Investment Portfolios on record before we can apply your subsequent Purchase Payment to your chosen allocation. If there are Joint Owners, unless we are instructed to the contrary, we will accept allocation instructions from either Joint Owner.


We reserve the right to make certain changes to the Investment Portfolios. (See "Investment Options -- Substitution of Investment Options.")


INVESTMENT ALLOCATION RESTRICTIONS FOR CERTAIN RIDERS


INVESTMENT ALLOCATION AND OTHER PURCHASE PAYMENT RESTRICTIONS FOR THE GLWB


If you elect the GLWB rider, you must comply with certain investment allocation restrictions. Specifically, you must allocate according to Platform 1 and Platform 2 below. If you elect the GLWB, you may not participate in the Dollar Cost Averaging (DCA) program.


Platform 1
----------


You must allocate:


o a minimum of 80% of your Purchase Payments or Account Value among the AB Global Dynamic Allocation Portfolio, Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, Brighthouse Balanced Plus Portfolio, Invesco Balanced-Risk Allocation Portfolio, JPMorgan Global Active Allocation Portfolio, MetLife Aggregate Bond Index Portfolio, MetLife Multi-Index Targeted Risk Portfolio, PanAgora Global Diversified Risk Portfolio, Pyramis(R) Government Income Portfolio, Pyramis (R) Managed Risk Portfolio, and Schroders Global Multi-Asset Portfolio.


AND


Platform 2
----------


You may allocate:


o a maximum of 20% of Purchase Payments or Account Value among the American Funds (R) Balanced Allocation Portfolio, American Funds (R) Moderate Allocation Portfolio, Brighthouse Asset Allocation 20 Portfolio, Brighthouse Asset Allocation 40 Portfolio, Brighthouse Asset Allocation 60 Portfolio, and SSGA Growth and Income ETF Portfolio.


The investment choices listed in Platform 1 above (other than the MetLife Aggregate Bond Index Portfolio and the Pyramis(R) Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GLWB rider. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GLWB rider is not selected may offer the potential for higher returns. Before you select a GLWB rider, you and your financial representative should carefully consider whether the investment choices available with the GLWB rider meet your investment objectives and risk tolerance. See "Investment Options" below for information about Investment Portfolios that employ a managed volatility strategy.


Restrictions on Investment Allocations After the GLWB Rider Terminates. If you elected the GLWB rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios. For information on the termination of the GLWB rider, see the description of the GLWB in the "Living Benefit -- Guaranteed Lifetime Withdrawal Benefit" section.


Subsequent Purchase Payments. Subsequent Purchase Payments must be allocated in accordance with the above investment allocation restrictions.


YOUR PURCHASE PAYMENTS AND TRANSFER REQUESTS MUST BE ALLOCATED IN ACCORDANCE WITH THE ABOVE INVESTMENT ALLOCATION RESTRICTIONS. WE WILL REJECT ANY PURCHASE PAYMENTS OR TRANSFER REQUESTS THAT DO NOT COMPLY WITH THE ABOVE INVESTMENT ALLOCATION RESTRICTIONS.


Rebalancing. We will rebalance your Account Value on a quarterly basis based on your most recent allocation of Purchase Payments that complies with the investment allocation restrictions described above. We will also rebalance your Account Value when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions (in addition to the quarterly rebalancing). We will first rebalance your Account Value on the date that is three months from the rider issue date; provided however, if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the first day of the following month. We will subsequently rebalance your Account Value on each quarter thereafter on the same day. In addition, if a quarterly rebalancing date is not a business day, the reallocation will occur on the next business day. Withdrawals from the contract will not result in rebalancing on the date of withdrawal.


Changing Allocation Instructions. You may change your Purchase Payment allocation instructions at any time by providing notice to us at our Annuity Service Center, or any other method acceptable to us, provided that such instructions comply with the investment allocation restrictions described above. If you provide new allocation instructions for Purchase Payments and if these instructions conform to the allocation limits described above, then we will rebalance in accordance with the revised allocation instructions. Any future Purchase Payment and quarterly rebalancing allocations will be automatically updated in accordance with these new instructions.


Transfers. Please note that any transfer request must result in an Account Value that meets the investment allocation restrictions described above. Any transfer request will not cause your allocation instructions to change unless you provide us with separate instructions at the time of transfer.


GLWB Additional Information. We will determine whether an investment option is classified as a Platform 1 or Platform 2 Investment Portfolio. We may determine or change the classification of an investment option in the event an investment option is added, deleted, substituted, merged or otherwise reorganized. In that case, any change in classification will only take effect as to your contract in the event you make a new Purchase Payment or request a transfer among investment options. We will provide you with prior written notice of any changes in classification of investment options.


POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. In the future, we may choose to not permit owners of existing contracts with the GLWB rider to make subsequent Purchase Payments if: (a) that GLWB rider is no longer available to new customers, or (b) we make certain changes to the terms of that GLWB rider offered to new customers (for example, if we change the rider charge; see your contract schedule for a list of the other changes). We will notify owners of contracts with the GLWB rider in advance if we impose restrictions on subsequent Purchase Payments. If we impose restrictions on subsequent Purchase Payments, contract Owners will still be permitted to transfer Account Value among the investment choices listed above. Restrictions on subsequent Purchase Payments will remain in effect until the GLWB rider is terminated unless we provide advance written notice to you otherwise.


If we have imposed restrictions on subsequent Purchase Payments on your contract, we will permit you to make a subsequent Purchase Payment when either of the following conditions apply to your contract: (a) your Account Value is below the minimum described in

"Purchase -- Termination for Low Account Value"; or (b) the rider charge is greater than your Account Value.


FREE LOOK


If you change your mind about owning this contract, you can cancel it within 10 days after receiving it. We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this Free Look period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request plus the sum of all fees, taxes and charges deducted from your Purchase Payment. This may be more or less than your Purchase Payment, depending upon the performance of the Investment Portfolios you allocated your Purchase Payment to during the Free Look period. This means that you bear the risk of any decline in the value of your contract during the Free Look period.


ACCUMULATION UNITS


The portion of your Account Value allocated to the Separate Account will go up or down depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of this portion of your Account Value, we use a unit of measure we call an Accumulation Unit. (An Accumulation Unit works like a share of a mutual fund.) In addition to the investment performance of the Investment Portfolio, the deduction of Separate Account charges also affects an Investment Portfolio's Accumulation Unit value, as explained below.


Every Business Day as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), we determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the immediately preceding Business Day by a factor for the current Business Day. The factor is determined by:


1) dividing the net asset value per share of the Investment Portfolio at the end of the current Business Day, plus any dividend or capital gains per share declared on behalf of the Investment Portfolio as of that day, by the net asset value per share of the Investment Portfolio for the previous Business Day, and


2) multiplying it by one minus the Separate Account product charges (including any rider charge for the Annual Step-Up Death Benefit) for each day since the last Business Day and any charges for taxes.


The value of an Accumulation Unit may go up or down from day to day.


When you make a Purchase Payment, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to an Investment Portfolio by the value of the Accumulation Unit for that Investment Portfolio.


Purchase Payments and transfer requests are credited to a contract on the basis of the Accumulation Unit value next determined after receipt of a Purchase

Payment or transfer request. Purchase Payments or transfer requests received before the close of the New York Stock Exchange will be credited to your
------
contract that day, after the New York Stock Exchange closes. Purchase Payments or transfer requests received after the close of the New York Stock Exchange,
                              -----
or on a day when the New York Stock Exchange is not open, will be treated as received on the next day the New York Stock Exchange is open (the next Business
Day).


EXAMPLE:


   On Monday we receive an additional Purchase Payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the MFS(R) Research International Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an Accumulation Unit for the MFS(R) Research International Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 Accumulation Units for the MFS(R) Research International Portfolio.


ACCOUNT VALUE


Account Value is equal to the sum of your interests in the Investment Portfolios. Your interest in each Investment Portfolio is determined by multiplying the number of Accumulation Units for that portfolio by the value of the Accumulation Unit.


REPLACEMENT OF CONTRACTS


EXCHANGE PROGRAMS. From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us or one of our affiliates may be exchanged for the contracts offered by this prospectus. Currently, with respect to exchanges from certain of our variable annuity contracts to this contract, an existing contract is eligible for exchange if a withdrawal from, or surrender of, the contract would not trigger a withdrawal charge. The Account Value of this contract attributable to the exchanged assets will not be subject to any withdrawal charge. Any additional Purchase Payments contributed to the new contract will be subject to all fees and charges, including the withdrawal charge described in this prospectus. You should carefully consider whether an exchange is appropriate for you by comparing the death benefits, living benefits, and other guarantees provided by the contract you currently own to the benefits and guarantees that would be provided by the new contract offered by this prospectus. Then, you should compare the fees and charges (for example, the death benefit charges, the living benefit charges, and the mortality and expense charge) of your current contract to the fees and charges of the new contract, which may be higher than your current contract. The programs we offer will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax-free for federal income tax purposes; however, you should consult your tax adviser before making any such exchange.


OTHER EXCHANGES. Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. If you exchange another annuity for the one described in this prospectus, unless the exchange occurs under one of our exchange programs as described above, you might have to pay a withdrawal charge on your old annuity, and there will be a new withdrawal charge period for this contract. Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.


OWNING MULTIPLE CONTRACTS


You may be considering purchasing this contract when you already own a variable annuity contract. You should carefully consider whether purchasing an additional contract in this situation is appropriate for you by comparing the features of the contract you currently own, including the death benefits, living benefits, and other guarantees provided by the contract, to the features of this contract. You should also compare the fees and charges of your current contract to the fees and charges of this contract, which may be higher than your current contract. You may also wish to discuss purchasing a contract in these circumstances with your registered representative.




3. INVESTMENT OPTIONS

The contract offers 57 Investment Portfolios, which are listed below. Additional Investment Portfolios may be available in the future.


YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT:
BRIGHTHOUSE INSURANCE COMPANY OF NY, VARIABLE AND FIXED ANNUITY PRODUCTS, P.O. BOX 10426, DES MOINES, IOWA 50306-0426, (888) 556-5412. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX A CONTAINS A SUMMARY OF ADVISERS, SUBADVISERS, AND INVESTMENT OBJECTIVES FOR EACH INVESTMENT PORTFOLIO.


The investment objectives and policies of certain of the Investment Portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the Investment Portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.


Shares of the Investment Portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various Owners participating in, and the interests of qualified plans investing in the Investment Portfolios may conflict. The Investment Portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

The Investment Portfolios listed below are managed in a way that is intended to minimize volatility of returns (referred to as a "managed volatility strategy"):


   (a)        AB Global Dynamic Allocation Portfolio

   (b)        Allianz Global Investors Dynamic Multi-Asset Plus Portfolio

   (c)        AQR Global Risk Balanced Portfolio

   (d)        BlackRock Global Tactical Strategies Portfolio

   (e)        Brighthouse Balanced Plus Portfolio

   (f)        Invesco Balanced-Risk Allocation Portfolio

   (g)        JPMorgan Global Active Allocation Portfolio

   (h)        MetLife Multi-Index Targeted Risk Portfolio

   (i)        PanAgora Global Diversified Risk Portfolio

   (j)        Pyramis(R) Managed Risk Portfolio

   (k)        Schroders Global Multi-Asset Portfolio

Stock prices fluctuate, sometimes rapidly and dramatically, due to factors affecting individual companies, particular industries or sectors or general market conditions. Bond prices may fluctuate because they move in the opposite direction of interest rates. Foreign investing carries additional risks such as currency and market volatility. A managed volatility strategy is designed to reduce volatility of returns to the above Investment Portfolios from investing in stocks and bonds. This strategy seeks to reduce such volatility by "smoothing" returns, which may result in an Investment Portfolio outperforming the general securities market during periods of flat or negative market performance, and underperforming the general securities market during periods of positive market performance. This means that in periods of high market volatility, this managed volatility strategy could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your Account Value and, in turn, the value of any guaranteed benefit that is tied to investment performance. Other Investment Portfolios may offer the potential for higher returns.

If you elect certain optional riders, you will be subject to investment allocation restrictions that include these Investment Portfolios. This is intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under those riders. You pay an additional fee for a guaranteed benefit which, in part, pays for protecting the rider benefit base from investment losses. Since the rider benefit base does not decrease as a result of investment losses, a managed volatility strategy might not provide meaningful additional benefit to you. Please see the Investment Portfolio prospectuses for more information in general, as well as more information about the managed volatility strategy.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliate Brighthouse Investment Advisers, LLC) or subadviser of an Investment Portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the Investment Portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Investment Portfolio assets. Contract Owners, through their indirect investment in the Investment Portfolios, bear the costs of these advisory fees (see the prospectuses for the Investment Portfolios for more information). The amount of the payments we receive is based on a percentage of assets of the Investment Portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.


Additionally, an investment adviser (other than our affiliate Brighthouse Investment Advisers, LLC) or subadviser of an Investment Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.


We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, Brighthouse Investment Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in Brighthouse Investment Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Investment Portfolios. We will benefit accordingly from assets allocated to the Investment Portfolios to the extent they result in profits to the adviser. (See the prospectuses for the

Investment Portfolios for information on the management fees paid by the Investment Portfolios and the Statements of Additional Information for the Investment Portfolios for information on the management fees paid by the adviser to the subadvisers.)


Certain Investment Portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. (See the prospectuses for the Investment Portfolios for the amounts of the 12b-1 fees.) An Investment Portfolio's 12b-1 Plan, if any, is described in more detail in the Investment Portfolio's prospectus. Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. (See "Other Information -- Distributor" for more information.) Payments under an Investment Portfolio's 12b-1 Plan decrease the Investment Portfolio's investment return.


We select the Investment Portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or subadviser is one of our affiliates or whether the Investment Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Investment Portfolios periodically and may remove an Investment Portfolio or limit its availability to new Purchase Payments and/or transfers of Account Value if we determine that the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from contract Owners. In some cases, we have included Investment Portfolios based on recommendations made by selling firms. These selling firms may receive payments from the Investment Portfolios they recommend (including through inclusion of Investment Portfolios in any asset allocation models they develop) and may benefit accordingly from the allocation of Account Value to such Investment Portfolios.


WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.



AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) -- SERIES II

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) is a mutual fund with multiple portfolios. Invesco Advisers, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:


     Invesco V.I. Equity and Income Fund

     Invesco V.I. International Growth Fund



AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 4

American Funds Insurance Series(R) is a mutual fund with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following portfolios are available under the contract:


     American Funds Bond Fund

     American Funds Global Growth Fund

     American Funds Global Small Capitalization Fund

     American Funds Growth-Income Fund



BRIGHTHOUSE FUNDS TRUST I

Brighthouse Funds Trust I is a mutual fund with multiple portfolios. Brighthouse Investment Advisers, LLC (Brighthouse Investment Advisers) is the investment manager of Brighthouse Funds Trust I. Brighthouse Investment Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix A for the names of the subadvisers.) The following portfolios are available under the contract:


     AB Global Dynamic Allocation Portfolio -- Class B*

     Allianz Global Investors Dynamic Multi-Asset Plus Portfolio -- Class B*

     American Funds(R) Balanced Allocation Portfolio -- Class C+

     American Funds(R) Growth Portfolio -- Class C

     American Funds(R) Moderate Allocation Portfolio -- Class C+

     AQR Global Risk Balanced Portfolio -- Class B*

     BlackRock Global Tactical Strategies Portfolio -- Class B*

     BlackRock High Yield Portfolio -- Class B

     Brighthouse Asset Allocation 100 Portfolio -- Class B


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     Brighthouse Balanced Plus Portfolio -- Class B*

     Brighthouse/Aberdeen Emerging Markets Equity Portfolio -- Class B

     Clarion Global Real Estate Portfolio -- Class B

     Harris Oakmark International Portfolio -- Class B

     Invesco Balanced-Risk Allocation Portfolio -- Class B*

     Invesco Comstock Portfolio -- Class B

     Invesco Mid Cap Value Portfolio -- Class B

     Invesco Small Cap Growth Portfolio -- Class B

     JPMorgan Global Active Allocation Portfolio -- Class B*

     Loomis Sayles Global Markets Portfolio -- Class B

     MetLife Multi-Index Targeted Risk Portfolio -- Class B*

     MFS(R) Research International Portfolio -- Class B

     Morgan Stanley Mid Cap Growth Portfolio -- Class B

     PanAgora Global Diversified Risk Portfolio -- Class B*

     Pyramis(R) Government Income Portfolio -- Class B*

     Pyramis(R) Managed Risk Portfolio -- Class B*

     Schroders Global Multi-Asset Portfolio -- Class B*

     SSGA Growth and Income ETF Portfolio -- Class B+

     T. Rowe Price Large Cap Value Portfolio -- Class B



BRIGHTHOUSE FUNDS TRUST II

Brighthouse Funds Trust II is a mutual fund with multiple portfolios. Brighthouse Investment Advisers is the investment adviser to the portfolios. Brighthouse Investment Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix A for the names of the subadvisers.) The following portfolios are available under the contract:


     BlackRock Bond Income Portfolio -- Class B

     BlackRock Ultra-Short Term Bond Portfolio -- Class B

     Brighthouse Asset Allocation 20 Portfolio -- Class B+

     Brighthouse Asset Allocation 40 Portfolio -- Class B+

     Brighthouse Asset Allocation 60 Portfolio -- Class B+

     Brighthouse Asset Allocation 80 Portfolio -- Class B

     Brighthouse/Wellington Core Equity Opportunities Portfolio -- Class B

     MetLife Aggregate Bond Index Portfolio -- Class G*

     Western Asset Management Strategic Bond Opportunities Portfolio -- Class B

     Western Asset Management U.S. Government Portfolio -- Class B



FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- SERVICE CLASS 2

Fidelity(R) Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. (See Appendix A for the name of the subadviser.) The following portfolios are available under the contract:


     Contrafund(R) Portfolio

     Mid Cap Portfolio



FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST -- CLASS 2

Franklin Templeton Variable Insurance Products Trust is a mutual fund with multiple portfolios. Templeton Investment Counsel, LLC is the investment adviser to each portfolio. The following portfolios are available under the contract:


     Franklin Income VIP Fund

     Franklin Mutual Shares VIP Fund

     Franklin Small Cap Value VIP Fund

     Templeton Global Bond VIP Fund



LEGG MASON PARTNERS VARIABLE EQUITY TRUST -- CLASS II

Legg Mason Partners Variable Equity Trust is a mutual fund with multiple portfolios. Legg Mason Partners Fund Advisor, LLC is the investment adviser to each portfolio. Legg Mason Partners Fund Advisor, LLC has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix A for the names of the subadvisers.) The following portfolios are available under the contract:


     ClearBridge Variable Aggressive Growth Portfolio

     ClearBridge Variable Appreciation Portfolio

     ClearBridge Variable Dividend Strategy Portfolio

     ClearBridge Variable Small Cap Growth Portfolio



LEGG MASON PARTNERS VARIABLE INCOME TRUST -- CLASS II

Legg Mason Partners Variable Income Trust is a mutual fund with multiple portfolios. Legg Mason Partners Fund Advisor, LLC is the investment adviser to the each portfolio. Legg Mason Partners Fund Advisor, LLC has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix A for the names of the subadvisers.) The following portfolio is available under the contract:


     Western Asset Variable Global High Yield Bond Portfolio



OPPENHEIMER VARIABLE ACCOUNT FUNDS -- SERVICE SHARES

Oppenheimer Variable Account Funds is a mutual fund with multiple portfolios. OppenheimerFunds, Inc. is the



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investment adviser to each portfolio. The following portfolio is available under the contract:


     Oppenheimer Main Street Small Cap Fund(R)/VA



PIONEER VARIABLE CONTRACTS TRUST -- CLASS II

Pioneer Variable Contracts Trust is a mutual fund with multiple portfolios. Pioneer Investment Management, Inc. is the investment adviser to each portfolio. The following portfolio is available under the contract:


     Pioneer Mid Cap Value VCT Portfolio


   * If you elect the GLWB rider, you must allocate at least 80% of your Purchase Payments and Account Value among these Investment Portfolios. (See "Purchase -- Investment Allocation Restrictions for Certain
   Riders -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB.") These Investment Portfolios are also available for investment if you do not elect the GLWB rider.



   + If you elect the GLWB rider, you are permitted to allocate up to 20% of your Purchase Payments and Account Value among these Investment Portfolios. (See "Purchase -- Investment Allocation Restrictions for Certain
   Riders -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB.") These Investment Portfolios are also available for investment if you do not elect the GLWB rider.


INVESTMENT PORTFOLIOS THAT ARE FUNDS-OF-FUNDS


The following Investment Portfolios available within Brighthouse Funds Trust I and Brighthouse Funds Trust II are "funds of funds":


     American Funds(R) Balanced Allocation Portfolio

     American Funds(R) Moderate Allocation Portfolio

     BlackRock Global Tactical Strategies Portfolio

     Brighthouse Asset Allocation 20 Portfolio

     Brighthouse Asset Allocation 40 Portfolio

     Brighthouse Asset Allocation 60 Portfolio

     Brighthouse Asset Allocation 80 Portfolio

     Brighthouse Balanced Plus Portfolio

     MetLife Multi-Index Targeted Risk Portfolio

     Pyramis(R) Managed Risk Portfolio

     SSGA Growth and Income ETF Portfolio


"Fund of funds" Investment Portfolios invest substantially all of their assets in other portfolios and/or exchange-traded funds ("Underlying ETFs"). Therefore, each of these Investment Portfolios will bear its pro rata share of the fees and expenses incurred by the underlying portfolios or Underlying ETFs in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the fund of funds Investment Portfolios. The expense levels will vary over time, depending on the mix of underlying portfolios or Underlying ETFs in which the fund of funds Investment Portfolio invests. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios and Underlying ETFs instead of investing in the fund of funds Investment Portfolios, if such underlying portfolios or Underlying ETFs are available under the contract. However, no Underlying ETFs and only some of the underlying portfolios are available under the contract.


TRANSFERS


GENERAL. You can transfer a portion of your Account Value among the Investment Portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of frequent or large transfers, or other transfers we determine are or would be to the disadvantage of other contract Owners. (See "Restrictions on Frequent Transfers" and "Restrictions on Large Transfers" below.) We also may be required to suspend the right to transfers in certain circumstances (see "Access to Your Money - Suspension of Payments or Transfers"). We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the Investment Portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


You can make a transfer to or from any Investment Portfolio, subject to the limitations below. All transfers made on the same Business Day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the Business Day. The following apply to any transfer:


o Your request for transfer must clearly state which Investment Portfolio(s) are involved in the transfer.


o  Your request for transfer must clearly state how much the transfer is for.


o The minimum amount you can transfer is $500 from an Investment Portfolio, or your entire interest in the Investment Portfolio, if less (this does not apply to pre-scheduled transfer programs).


o You may not make a transfer to more than 18 Investment Portfolios at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18



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     Investment Portfolios may be made by calling or writing our Annuity
     Service Center.


o If you have elected to add the GLWB rider to your contract, you may only make transfers between certain Investment Portfolios. Please refer to the "Purchase -- Investment Allocation Restrictions for Certain Riders" section.


During the Accumulation Phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another Investment Portfolio). In such a case, the redemption order would be processed at the source Investment Portfolio's next determined Accumulation Unit value. However, the purchase of the new Investment Portfolio would be effective at the next determined Accumulation Unit value for the new Investment Portfolio only after we receive the proceeds from the source Investment Portfolio, or we otherwise receive cash on behalf of the source Investment Portfolio.


During the Income Phase, you cannot make transfers from a fixed Annuity Payment option to the Investment Portfolios. You can, however, make transfers during the Income Phase from the Investment Portfolios to a fixed Annuity Payment option and among the Investment Portfolios.


TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in Good Order. If you own the contract with a Joint Owner, unless we are instructed otherwise, we will accept instructions from either you or the other Owner. (See "Other
Information -- Requests and Elections.")


All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the Business Day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), or on a day when the New York Stock Exchange is not open, to be received on the next day the New York Stock Exchange is open (the next Business Day).


PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging and Automatic Rebalancing Programs.


RESTRICTIONS ON FREQUENT TRANSFERS. Frequent requests from contract Owners to transfer Account Value may dilute the value of an Investment Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Frequent transfers involving arbitrage trading may adversely affect the long-term performance of the Investment Portfolios, which may in turn adversely affect contract Owners and other persons who may have an interest in the contracts (e.g., Annuitants and Beneficiaries).


We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Portfolios. In addition, as described below, we monitor transfer activity in all American Funds Insurance Series(R) portfolios. We monitor transfer activity in the following portfolios (the "Monitored Portfolios"):

      American Funds Global Growth Fund

      American Funds Global Small Capitalization Fund

      BlackRock High Yield Portfolio

      Brighthouse/Aberdeen Emerging Markets Equity Portfolio

      Clarion Global Real Estate Portfolio

      ClearBridge Variable Small Cap Growth Portfolio

      Franklin Small Cap Value VIP Fund

      Harris Oakmark International Portfolio

      Invesco Small Cap Growth Portfolio

      Invesco V.I. International Growth Fund

      Loomis Sayles Global Markets Portfolio

      MFS(R) Research International Portfolio

      Oppenheimer Main Street Small Cap Fund(R)/VA

      Templeton Global Bond VIP Fund

      Western Asset Management Strategic Bond Opportunities Portfolio



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



      Western Asset Variable Global High Yield Bond Portfolio


We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Account Value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria. WE DO NOT BELIEVE THAT OTHER INVESTMENT PORTFOLIOS PRESENT A SIGNIFICANT OPPORTUNITY TO ENGAGE IN ARBITRAGE TRADING AND THEREFORE DO NOT MONITOR TRANSFER ACTIVITY IN THOSE PORTFOLIOS. We may change the Monitored Portfolios at any time without notice in our sole discretion.


As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current frequent transfer policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current frequent transfer policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.


Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, we require future transfer requests to or from any Monitored Portfolios under that contract to be submitted with an original signature. A first occurrence will result in the imposition of this restriction for a six month period; a second occurrence will result in the permanent imposition of the restriction. Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we monitor the frequency of transfers.


The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Portfolios that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the contracts. We do not accommodate frequent transfers in any Investment Portfolio and there are no arrangements in place to permit any contract Owner to engage in frequent transfers; we apply our policies and procedures without exception, waiver, or special arrangement.


The Investment Portfolios may have adopted their own policies and procedures with respect to frequent transfers in their respective shares, and we reserve the right to enforce these policies and procedures. For example, Investment Portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent transfer policies and procedures of the Investment Portfolios, we have entered into a written agreement, as required by SEC regulation, with each Investment Portfolio or its principal underwriter that obligates us to provide to the Investment Portfolio promptly upon request certain information about the trading activity of individual contract Owners, and to execute instructions from the Investment Portfolio to restrict or prohibit further purchases or transfers by specific contract Owners who violate the frequent transfer policies established by the Investment Portfolio.


In addition, contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Investment Portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Portfolios in their ability to apply their frequent transfer policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Portfolios (and thus contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Investment Portfolios. If an Investment Portfolio believes that an omnibus order reflects one or more transfer requests from contract Owners engaged in frequent trading, the Investment Portfolio may reject the entire omnibus order.


In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on frequent transfers (even if an entire omnibus order is rejected due to the frequent transfers of a single contract Owner). You should read the Investment Portfolio prospectuses for more details.


RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the Investment Portfolios and may disrupt portfolio management strategy, requiring an Investment Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from Investment Portfolios except where the portfolio manager of a particular Investment Portfolio has brought large transfer activity to our attention for investigation on a case-by-case basis. For example, some portfolio managers have asked us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple contract Owners by a third party such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above where future transfer requests from that third party must be submitted in writing with an original signature. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction.


DOLLAR COST AVERAGING PROGRAM


We offer a dollar cost averaging (DCA) program as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The dollar cost averaging program is available only during the Accumulation Phase.


We reserve the right to modify, terminate or suspend the dollar cost averaging program. There is no additional charge for participating in the dollar cost averaging program. If you participate in the dollar cost averaging program, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus. We will terminate your participation in a dollar cost averaging program when we receive notification of your death.


The DCA program allows you to systematically transfer a set amount each month from the BlackRock Ultra-Short Term Bond Portfolio to any of the other available Investment Portfolio(s) you select. These transfers are made on a date you select or, if you do not select a date, on the date that a Purchase Payment or Account Value is allocated to the DCA program. However, transfers will be made on the 1st day of the following month for Purchase Payments or Account Value allocated to the dollar cost averaging program on the 29th, 30th, or 31st day of a month.


If you make an additional Purchase Payment while a DCA program is in effect, we will not allocate the additional payment to the DCA program unless you tell us to do so. Instead, unless you previously provided different allocation instructions for future Purchase Payments or provide new allocation instructions with the payment, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the DCA program. Any Purchase Payments received after the



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



DCA program has ended will be allocated as described in "Purchase -- Allocation of Purchase Payments." If you allocate an additional Purchase Payment to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop. This program is not available if you have selected the GLWB rider.


AUTOMATIC REBALANCING PROGRAM


Once your money has been allocated to the Investment Portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.


An automatic rebalancing program is intended to transfer Account Value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.


We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging program is in effect, rebalancing allocations will be based on your current DCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current Purchase Payment allocations, unless you tell us otherwise.


The Automatic Rebalancing Program is available only during the Accumulation Phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. We will terminate your participation in the Automatic Rebalancing Program when we receive notification of your death.



EXAMPLE:

   Assume that you want your initial Purchase Payment split between two Investment Portfolios. You want 40% to be in the Western Asset Management U.S. Government Portfolio and 60% to be in the Invesco Small Cap Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Western Asset Management U.S. Government Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Western Asset Management U.S. Government Portfolio to bring its value back to 40% and use the money to buy more units in the Invesco Small Cap Growth Portfolio to increase those holdings to 60%.


ASSET ALLOCATION MODELS


We or an affiliate may contract with third parties to develop asset allocation models for investment options available under the contracts which we then make available to broker-dealers offering the contracts for use with their customers. Each asset allocation model is made up of a selection of Investment Portfolios; the asset allocation models themselves are not registered investment companies. Asset allocation, in general, is an investment strategy intended to optimize the selection of investment options for a given level of risk tolerance, in order to attempt to maximize returns and limit the effects of market volatility. Asset allocation strategies reflect the theory that diversification among asset classes can help reduce volatility and potentially enhance returns over the long term. Although asset allocation models are designed to maximize investment returns and reduce volatility for a given level of risk, there is no guarantee that a model will not lose money or experience volatility. A model may fail to perform as intended, or may perform worse than any single Investment Portfolio, asset class or different combination of investment options. In addition, a model is subject to all of the risks associated with its underlying Investment Portfolios.


The selling firm with which your financial representative is associated makes the asset allocation models available to its registered representatives for use with customers. Your representative can assist you in selecting a model and which Investment Portfolios to use to implement the model. It is up to you and your representative, however, to decide if you want to allocate your Account Value in accordance with an asset allocation model; the use of such models is not required. Once you select a model and the Investment Portfolio allocations, these selections will remain unchanged until you elect to revise the Investment Portfolio allocations, select a new model or both. If you also



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participate in the Automatic Rebalancing Program, the allocations you have selected in your model will be applied under the terms of that program. (See "Investment Options -- Automatic Rebalancing Program.") Transfers made under the program are not taken into account in determining any transfer fee.


Asset allocation models provided to selling firms may change from time to time to reflect current market conditions. Accordingly, you may wish to consult your representative or selling firm periodically to assess whether reallocating your Account Value in accordance with an updated model may be appropriate. There is no fee currently charged to change to a different model or for a change to the Investment Portfolio allocations. Unless you or your registered representative (or selling firm) initiates a change, your current allocation will continue in effect.


The asset allocation models are not offered by this prospectus and are not part of your contract. They are offered by selling firms solely as a separate service at no additional charge to you, to help you select investment options. The asset allocation models may not be used with the GLWB rider.


VOTING RIGHTS


We are the legal owner of the Investment Portfolio shares. However, we believe that when an Investment Portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.


SUBSTITUTION OF INVESTMENT OPTIONS


If investment in the Investment Portfolios or a particular Investment Portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another Investment Portfolio or Investment Portfolios without your consent. The substituted Investment Portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Investment Portfolios to allocation of Purchase Payments or Account Value, or both, at any time in our sole discretion.




4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:


PRODUCT CHARGES


SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the Accumulation Units and the Annuity Units (i.e., during the Accumulation Phase and the Income Phase -- although death benefit charges no longer continue in the Income Phase).


MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge that is equal, on an annual basis, to a maximum of 1.15% of the average daily net asset value of each Investment Portfolio.


This charge compensates us for mortality risks we assume for the Annuity Payment and death benefit guarantees made under the contract. These guarantees include making Annuity Payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.


ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.15% of the average daily net asset value of each Investment Portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.


DEATH BENEFIT RIDER CHARGE. If you select the optional Annual Step-Up Death Benefit rider, we will deduct a charge that compensates us for the costs and risks we assume in providing the benefit. This charge (assessed during the Accumulation Phase) is equal, on an annual basis, to 0.25% of the average daily net asset value of each Investment Portfolio.


ACCOUNT FEE


During the Accumulation Phase, every Contract Year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $50 from your contract as an account fee for the prior Contract Year if the Account Value is less than $75,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the Account Value regardless of the amount of your Account Value. During the Accumulation Phase, the account fee is deducted pro rata from the Investment Portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.


A pro rata portion of the charge will be deducted from the Account Value on the Annuity Date if this date is other than a contract anniversary. If your Account Value on the Annuity Date is at least $75,000, then we will not deduct the account fee. After the Annuity Date, the charge will be collected monthly out of the Annuity Payment, regardless of the size of your contract.


GUARANTEED LIFETIME WITHDRAWAL BENEFIT -- RIDER CHARGE


The Guaranteed Lifetime Withdrawal Benefit (GLWB) rider is available for an additional charge of 1.20% of the Benefit Base (see "Living
Benefit -- Guaranteed Lifetime Withdrawal Benefit -- Operation of the GLWB"), deducted for the prior Contract Year on the contract anniversary prior to taking into account any Automatic Step-Up by withdrawing amounts on a pro rata basis from your Account Value in the Separate Account. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from your Account Value in the Separate Account.


Upon an Automatic Step-Up, we may increase the charge applicable beginning after the contract anniversary on which the Automatic Step-Up occurs to a rate that does not exceed the lower of: (a) the GLWB rider maximum charge (2.00%) or
(b) the current rate that we would charge for the same rider with the same benefits, if available, for new contract purchases at the time of the Automatic Step-Up.


If you make a total withdrawal of your Account Value prior to the Lifetime Withdrawal Age or that was an Excess Withdrawal, elect to receive income payments under your contract, change the Owner or Joint Owner (or Annuitant, if the Owner is a non-natural person) or assign your contract, a pro rata portion of the GLWB rider charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of income payments, the change of Owner/

Annuitant, or the assignment.


If a GLWB rider is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract), or it is cancelled pursuant to the cancellation provisions of the rider, no GLWB rider charge will be assessed based on the period from the last contract anniversary to the date the termination or cancellation takes effect.


WITHDRAWAL CHARGE


We impose a withdrawal charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the Accumulation Phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior Purchase Payments, a withdrawal charge is assessed against each Purchase Payment withdrawn. To determine what portion (if any) of a withdrawal is subject to a withdrawal charge, amounts are withdrawn from your contract in the following order:


1. Earnings in your contract (earnings are equal to your Account Value, less Purchase Payments not previously withdrawn); then


2. The free withdrawal amount described below (deducted from Purchase Payments not previously withdrawn, in the order such Purchase Payments were made, with the oldest Purchase Payment first, as described below); then


3. Purchase Payments not previously withdrawn, in the order such Purchase Payments were made: the oldest

     Purchase Payment first, the next Purchase Payment second, etc. until all Purchase Payments have been withdrawn.


The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:



 Number of Complete Years from        Withdrawal Charge
  Receipt of Purchase Payment      (% of Purchase Payment)
-------------------------------   ------------------------
  0                                          8
  1                                          8
  2                                          7
  3                                          6
  4                                          5
  5                                          4
  6                                          3
  7                                          2
  8 and thereafter                           0

For a partial withdrawal, the withdrawal charge is deducted from the remaining Account Value, if sufficient. If the remaining Account Value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.


If the Account Value is smaller than the total of all Purchase Payments, the withdrawal charge only applies up to the Account Value.


We do not assess the withdrawal charge on any payments paid out as Annuity Payments or as death benefits. In addition, we will not assess the withdrawal charge on required minimum distributions from Qualified Contracts in order to satisfy federal income tax rules or to avoid required federal income tax penalties. This exception only applies to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.


NOTE: For tax purposes, earnings from Non-Qualified Contracts are considered to come out first.


FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each Contract Year after the first (there is no free withdrawal amount in the first Contract Year) is equal to 10% of your total Purchase Payments, less the total free withdrawal amount previously withdrawn in the same Contract Year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first Contract Year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one Contract Year does not carry over to the next Contract Year.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract, or if a prospective purchaser already had a relationship with us.


NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your Joint Owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6-month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. You must exercise this right no later than 90 days after you or your Joint Owner exits the nursing home or hospital. This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider.


TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your Joint Owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider.


The Nursing Home or Hospital Confinement rider and the Terminal Illness rider are only available for Owners who are age 80 or younger (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.

PREMIUM AND OTHER TAXES


We reserve the right to deduct from Purchase Payments, Account Value, withdrawals, death benefits or Annuity Payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. New York does not currently assess premium taxes on Purchase Payments you make. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the Account Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until Annuity Payments begin.


TRANSFER FEE


We currently allow unlimited transfers without charge during the Accumulation Phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the Investment Portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.


INCOME TAXES


We reserve the right to deduct from the contract for any income taxes which we incur because of the contract. In general, we believe under current federal income tax law, we are entitled to hold reserves with respect to the contract that offset Separate Account income. If this should change, it is possible we could incur income tax with respect to the contract, and in that event we may deduct such tax from the contract. At the present time, however, we are not incurring any such income tax or making any such deductions.


INVESTMENT PORTFOLIO EXPENSES


There are deductions from and expenses paid out of the assets of each Investment Portfolio, which are described in the fee table in this prospectus and the Investment Portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each Investment Portfolio.




5.   ANNUITY PAYMENTS

     (THE INCOME PHASE)

ANNUITY DATE


Under the contract you can receive regular income payments (referred to as Annuity Payments). You can choose the month and year in which those payments begin. We call that date the Annuity Date. Your Annuity Date must be the first day of a calendar month and must be at least 30 days after we issue the contract.


When you purchase the contract, the Annuity Date will be the later of the first day of the calendar month after the Annuitant's 90th birthday or 10 years from the date your contract was issued. You can change or extend the Annuity Date at any time before the Annuity Date with 30 days prior notice to us (subject to restrictions that may apply in New York State, restrictions imposed by your selling firm, and our current established administrative procedures).


PLEASE BE AWARE THAT ONCE YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT YOU HAVE SELECTED. ADDITIONALLY, IF YOU HAVE SELECTED THE GUARANTEED LIFETIME WITHDRAWAL BENEFIT RIDER, ANNUITIZING YOUR CONTRACT TERMINATES THE RIDER, INCLUDING ANY DEATH BENEFIT PROVIDED BY THE RIDER AND ANY GUARANTEED PRINCIPAL ADJUSTMENT THAT MAY ALSO BE PROVIDED BY THE RIDER.


ANNUITY PAYMENTS


You (unless another payee is named) will receive the Annuity Payments during the Income Phase. The Annuitant is the natural person(s) whose life we look to in the determination of Annuity Payments.


During the Income Phase, you have the same investment choices you had just before the start of the Income Phase. At the Annuity Date, you can choose whether payments will be:


o  fixed Annuity Payments, or


o  variable Annuity Payments, or


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



o  a combination of both.


If you don't tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place just before the start of the Income Phase.


If you choose to have any portion of your Annuity Payments based on the Investment Portfolio(s), the dollar amount of your initial payment will vary and will depend upon three things:


1) the value of your contract in the Investment Portfolio(s) just before the start of the Income Phase,


2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and


3) the Annuity Option elected.


Subsequent variable Annuity Payments will vary with the performance of the Investment Portfolios you selected. (For more information, see "Variable Annuity Payments" below.)


At the time you choose an Annuity Option, you select the AIR, which must be acceptable to us. Currently, you can select an AIR of 3% or 4%. You can change the AIR with 30 days' notice to us prior to the Annuity Date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable Annuity Payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable Annuity Payments will decrease.


Your variable Annuity Payment is based on Annuity Units. An Annuity Unit is an accounting device used to calculate the dollar amount of Annuity Payments. (For more information, see "Variable Annuity Payments" below.)


When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable Annuity Payment, but subsequent variable Annuity Payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the Investment Portfolios. On the other hand, a higher AIR will result in a higher initial variable Annuity Payment than a lower AIR, but later variable Annuity Payments will rise more slowly or fall more rapidly.


A transfer during the Income Phase from a variable Annuity Payment option to a fixed Annuity Payment option may result in a reduction in the amount of Annuity Payments. (You cannot, however, make transfers from a fixed Annuity Payment option to the Investment Portfolios.)


If you choose to have any portion of your Annuity Payments be a fixed Annuity Payment, the dollar amount of each fixed Annuity Payment will not change, unless you make a transfer from a variable Annuity Payment option to the fixed Annuity Payment that causes the fixed Annuity Payment to increase. Please refer to the "Annuity Provisions" section of the Statement of Additional Information for more information.


Annuity Payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an Annuity Option. In that case, we may provide your Annuity Payment in a single lump sum instead of Annuity Payments. Likewise, if your Annuity Payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your Annuity Payments are at least $100.


ANNUITY OPTIONS


You can choose among income plans. We call those Annuity Options. You can change your Annuity Option at any time before the Annuity Date with 30 days' notice to us.


If you do not choose an Annuity Option, Option 2, which provides a life annuity with 10 years of guaranteed Annuity Payments, will automatically be applied.


You can choose one of the following Annuity Options or any other Annuity Option acceptable to us. After Annuity Payments begin, you cannot change the Annuity Option.


If more than one frequency is permitted under your contract, choosing less frequent payments will result in each Annuity Payment being larger. Annuity Options that guarantee that payments will be made for a certain number of years regardless of whether the Annuitant or joint Annuitant are alive (such as Options 2 and 4 below) result in Annuity Payments that are smaller than Annuity Options without such a guarantee (such as Options 1 and 3 below). For Annuity Options with a designated period, choosing a shorter designated period will result in each Annuity Payment being larger.


OPTION 1. LIFE ANNUITY. Under this option, we will make Annuity Payments so long as the Annuitant is alive. We stop making Annuity Payments after the Annuitant's death. It is possible under this option to receive only one Annuity Payment if the Annuitant dies before the due date of the second payment or to receive only two Annuity Payments if the Annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make Annuity Payments so long as the Annuitant is alive. If, when the Annuitant dies, we have made Annuity Payments for less than ten years, we will then continue to make Annuity Payments to the Beneficiary for the rest of the 10 year period.


OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make Annuity Payments so long as the Annuitant and a second person (joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. We will stop making Annuity Payments after the last survivor's death.


OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make Annuity Payments so long as the Annuitant and a second person (joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. If, at the last death of the Annuitant and the joint Annuitant, we have made Annuity Payments for less than ten years, we will then continue to make Annuity Payments to the Beneficiary for the rest of the 10 year period.


OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an Annuity Option under which fixed or variable monthly Annuity Payments are made for a selected number of years as approved by us, currently not less than 10 years. This Annuity Option may be limited or withdrawn by us in our discretion.


We may require proof of age or sex of an Annuitant before making any Annuity Payments under the contract that are measured by the Annuitant's life. If the age or sex of the Annuitant has been misstated, the amount payable will be the amount that the Account Value would have provided at the correct age or sex. Once Annuity Payments have begun, any underpayments will be made up in one sum with the next Annuity Payment. Any overpayments will be deducted from future Annuity Payments until the total is repaid.


A commutation feature (a feature that allows the Owner to receive a lump sum of the present value of future Annuity Payments) is available under the variable Payments for a Designated Period Annuity Option (Option 5). You may not commute the fixed Payments for a Designated Period Annuity Option or any option involving a life contingency, whether fixed or variable, prior to the death of the last surviving Annuitant. Upon the death of the last surviving Annuitant, the Beneficiary may choose to continue receiving income payments or to receive the commuted value of the remaining guaranteed payments. For variable Annuity Options, the calculation of the commuted value will be done using the AIR applicable to the contract. (See "Annuity Payments" above.) For fixed Annuity Options, the calculation of the commuted value will be done using the then current Annuity Option rates.


There may be tax consequences resulting from the election of an Annuity Payment option containing a commutation feature (i.e., an Annuity Payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")


Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to the survivor under Options 3 and 4 and/or the duration of the guarantee period under Options 2, 4, and 5.


Tax rules with respect to decedent contracts may prohibit the election of Joint and Last Survivor Annuity Options (or income types) and may also prohibit payments for as long as the Owner's life in certain circumstances.


In addition to the Annuity Options described above, we may offer an additional payment option that would allow your Beneficiary to take distribution of the Account Value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both Qualified Contracts and Non-Qualified Contracts.


In the event that you purchased the contract as a Qualified Contract, you must take distribution of the Account Value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an Annuity Option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if Annuity Payments have already begun, the death benefit would be required to be distributed to your Beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

VARIABLE ANNUITY PAYMENTS


The Adjusted Contract Value (the Account Value, less any applicable premium taxes, account fee, and any prorated rider charge) is determined on the annuity calculation date, which is a Business Day no more than five (5) Business Days before the Annuity Date. The first variable Annuity Payment will be based upon the Adjusted Contract Value, the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate variable Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and Annuity Option elected. If, as of the annuity calculation date, the then current variable Annuity Option rates applicable to this class of contracts provide a first Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.


The dollar amount of variable Annuity Payments after the first payment is determined as follows:


o The dollar amount of the first variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Investment Portfolio as of the annuity calculation date. This establishes the number of Annuity Units for each payment. The number of Annuity Units for each applicable Investment Portfolio remains fixed during the annuity period, provided that transfers among the Investment Portfolios will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the Investment Portfolio to which the transfer is made, and the number of Annuity Units will be adjusted for transfers to a fixed Annuity Option. Please see the Statement of Additional Information for details about making transfers during the Annuity Phase.


o The fixed number of Annuity Units per payment in each Investment Portfolio is multiplied by the Annuity Unit value for that Investment Portfolio for the Business Day for which the Annuity Payment is being calculated. This result is the dollar amount of the payment for each applicable Investment Portfolio, less any account fee. The account fee will be deducted pro rata out of each Annuity Payment.


o The total dollar amount of each variable Annuity Payment is the sum of all Investment Portfolio variable Annuity Payments.


ANNUITY UNIT. The initial Annuity Unit value for each Investment Portfolio of the Separate Account was set by us. The subsequent Annuity Unit value for each Investment Portfolio is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor (see the Statement of Additional Information for a definition) for the Investment Portfolio for the current Business Day and multiplying the result by a factor for each day since the last Business Day which represents the daily equivalent of the AIR you elected.


FIXED ANNUITY PAYMENTS


The Adjusted Contract Value (defined above under "Variable Annuity Payments") is determined on the annuity calculation date, which is a Business Day no more than five (5) Business Days before the Annuity Date. This value will be used to determine a fixed Annuity Payment. The Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current Annuity Option rates applicable to this class of contracts provide an Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made. You may not make a transfer from the fixed Annuity Option to the variable Annuity Option.




6. ACCESS TO YOUR MONEY

You (or in the case of a death benefit, or certain Annuity Options upon the death of the last surviving Annuitant, your Beneficiary) can have access to the money in your contract:


(1) by making a withdrawal (either a partial or a complete withdrawal);


(2) by electing to receive Annuity Payments;


(3) when a death benefit is paid to your Beneficiary; or


(4) under certain Annuity Options described under "Annuity Payments (The Income Phase) -- Annuity Options" that provide for continuing Annuity Payments or a cash refund to your Beneficiary upon the death of the last surviving Annuitant.


Under most circumstances, withdrawals can only be made during the Accumulation Phase.



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



You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")


When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the Account Value of the contract at the end of the Business Day when we receive a written request for a withdrawal:


o  less any applicable withdrawal charge;


o  less any premium or other tax;


o  less any account fee; and

o  less any applicable pro rata GLWB rider charge.


Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the Investment Portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the Investment Portfolio(s). We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the Account Value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.


We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in Good Order unless the suspension of payments or transfers provision is in effect.


We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract Owner's check that has not yet cleared (i.e., that could still be dishonored by the contract Owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.


How to withdraw all or part of your Account Value:


o You must submit a request to our Annuity Service Center. (See "Other Information -- Requests and Elections.")


o If you would like to have the withdrawal charge waived under the Nursing Home or Hospital Confinement Rider or the Terminal Illness Rider, you must provide satisfactory evidence of confinement to a nursing home or hospital or terminal illness. (See "Expenses -- Reduction or Elimination of the Withdrawal Charge.")


o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).


o We have to receive your withdrawal request in our Annuity Service Center prior to the Annuity Date or Owner's death; provided, however, that you may submit a written withdrawal request any time prior to the Annuity Date that indicates that the withdrawal should be processed as of the Annuity Date. Solely for the purpose of calculating and processing such a withdrawal request, the request will be deemed to have been received on, and the withdrawal amount will be priced according to the accumulation unit value calculated as of, the Annuity Date. Your request must be received at our Annuity Service Center on or before the Annuity Date.


There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.


DIVORCE. A withdrawal made pursuant to a divorce or separation instrument is subject to the same withdrawal charge provisions as described in "Expenses -- Withdrawal Charge," if permissible under tax law. In addition, the withdrawal will reduce the Account Value, the death benefit, and the amount of any optional living or death benefit (including the benefit base we use to determine the guaranteed amount of the benefit). The amount withdrawn could exceed the maximum amount that can be withdrawn without causing a proportionate reduction in the benefit base used to calculate the guaranteed amount provided by an optional rider, as described in the "Living Benefit" section. The withdrawal could have a significant negative impact on the death benefit and on any optional rider benefit.



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



SYSTEMATIC WITHDRAWAL PROGRAM


You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total Purchase Payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next Business Day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)


We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death.


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.


SUSPENSION OF PAYMENTS OR TRANSFERS


We may be required to suspend or postpone payments for withdrawals or transfers for any period when:


o the New York Stock Exchange is closed (other than customary weekend and holiday closings);


o  trading on the New York Stock Exchange is restricted;


o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios; or


o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.


7. LIVING BENEFIT

GUARANTEED LIFETIME WITHDRAWAL BENEFIT


If you want to invest your Account Value in the Investment Portfolio(s) during the Accumulation Phase, but also want to guarantee that you will receive lifetime income regardless of investment performance (subject to the conditions described in "Operation of the GLWB" below, including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee), we offer a rider for an additional charge, called the Guaranteed Lifetime Withdrawal Benefit (GLWB). Currently we offer two variations of the GLWB rider:
FlexChoice Level and FlexChoice Expedite (see "GLWB Variations" below.)


The GLWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that you will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below. You may begin taking withdrawals under the GLWB rider immediately or at a later time; however, any withdrawals taken prior to the Lifetime Withdrawal Age will reduce the Benefit Base (see "Managing Your Withdrawals" below).


You may purchase the GLWB rider if you are at least age 60, the Minimum Issue Age (see "GLWB Rate Table" below), and not older than age 85 on the effective date of your contract. Once selected, the GLWB rider may not be terminated except as stated below.


SUMMARY OF THE GLWB


The following section provides a summary of how the GLWB rider works. A more detailed explanation of the operation of the GLWB rider is provided in the section below called "Operation of the GLWB."


The GLWB rider guarantees that you will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below (including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee). THE GLWB RIDER DOES NOT GUARANTEE LIFETIME INCOME IF YOUR ACCOUNT VALUE IS REDUCED TO ZERO DUE TO A WITHDRAWAL PRIOR TO THE LIFETIME WITHDRAWAL AGE OR A WITHDRAWAL

THAT IS AN EXCESS WITHDRAWAL (SEE "MANAGING YOUR WITHDRAWALS" BELOW).


Under the GLWB rider, we calculate a Benefit Base (the "Benefit Base") that determines the maximum amount you may receive as withdrawals each Contract Year after the Lifetime Withdrawal Age (the "Annual Benefit Payment") without reducing your Benefit Base, and determines the amount of any lifetime payments if the Account Value is reduced to zero. The Benefit Base is multiplied by the applicable GLWB Withdrawal Rate while the Account Value is greater than zero to determine your Annual Benefit Payment. The Benefit Base is multiplied by the applicable GLWB Lifetime Guarantee Rate to determine your Annual Benefit Payment if your Account Value is reduced to zero and lifetime payments are to begin. The Benefit Base will be reduced for any withdrawal prior to the Lifetime Withdrawal Age or any Excess Withdrawal (and any subsequent withdrawals in the Contract Year that an Excess Withdrawal occurs). In any event, withdrawals under the GLWB rider will reduce your Account Value and death benefits.


IT IS IMPORTANT TO RECOGNIZE THAT THE BENEFIT BASE IS NOT AVAILABLE TO BE TAKEN AS A LUMP SUM OR PAID AS A DEATH BENEFIT AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT PORTFOLIO. However, if you cancel the GLWB rider after a waiting period of at least ten (10) years (the "Guaranteed Principal Adjustment Eligibility Date") the Guaranteed Principal Adjustment will increase your Account Value to the Purchase Payments credited within the first 120 days of the date that we issue the contract reduced proportionately for any withdrawals, if greater than the Account Value at the time of the cancellation. (See "Cancellation and Guaranteed Principal Adjustment" below.)


While the GLWB rider is in effect, we may reject subsequent Purchase Payments by sending advance written notice if any of the changes listed in the section "Investment Allocation Restrictions for Certain Riders -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB -- Potential Restrictions on Subsequent Purchase Payments" occur. Restrictions on subsequent Purchase Payments will remain in effect until the GLWB rider is terminated unless we provide advance written notice to you otherwise.


OPERATION OF THE GLWB


The following section describes how the GLWB operates. When reading the following description of the operation of the GLWB rider (for example, the "Benefit Base" and "Annual Benefit Payment" sections), refer to the GLWB Rate Table at the end of this section for the specific rates and other terms applicable to your GLWB rider.


(See Appendix C for examples illustrating the operation of the GLWB.)


BENEFIT BASE. While the GLWB rider is in effect, we guarantee that you will receive lifetime income regardless of investment performance, subject to the conditions described below. To determine the maximum amount that may be withdrawn in the current Contract Year (the "Annual Benefit Payment"), we multiply the Benefit Base by the GLWB Withdrawal Rate (see "GLWB Rate Table") while the Account Value is greater than zero. The initial Benefit Base is equal to your initial Purchase Payment. We increase the Benefit Base by each additional Purchase Payment. Any withdrawals taken prior to the date you reach the Lifetime Withdrawal Age (see "GLWB Rate Table" below) will reduce the Benefit Base in the same proportion that such withdrawal (including Withdrawal Charges, if any) reduces the Account Value (a "Proportional Adjustment"). For example, if the Benefit Base is $120,000, the Account Value is $100,000 and you withdraw $10,000 (including any Withdrawal Charge), then your Benefit Base is decreased by $12,000 to $108,000 [$120,000 x ($10,000/$100,000) = $12,000]. Any
withdrawals taken after the Lifetime Withdrawal Age that do not exceed, or cause the cumulative withdrawals in the Contract Year to exceed, the Annual Benefit Payment, will not reduce the Benefit Base. We refer to this type of withdrawal as a "Non-Excess Withdrawal." If, however, you take a withdrawal that exceeds the Annual Benefit Payment (or results in cumulative withdrawals for the current Contract Year that exceed the Annual Benefit Payment), then such withdrawal, and any subsequent withdrawals that occur in that Contract Year, will trigger a Proportional Adjustment to the Benefit Base. We refer to this type of withdrawal as an "Excess Withdrawal." DEPENDING ON THE RELATIVE AMOUNTS OF THE BENEFIT BASE AND THE ACCOUNT VALUE, SUCH PROPORTIONAL ADJUSTMENT MAY RESULT IN A SIGNIFICANT REDUCTION TO THE BENEFIT BASE (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE BENEFIT BASE), AND COULD HAVE THE EFFECT OF REDUCING OR ELIMINATING THE TOTAL AMOUNT YOU ARE GUARANTEED

TO RECEIVE UNDER THE GLWB RIDER (SEE "MANAGING YOUR WITHDRAWALS" BELOW).


On each contract anniversary on or before the Rollup Rate Period End Date (see "GLWB Rate Table"), if no withdrawals occurred in the previous Contract Year, the Benefit Base will be increased by an amount equal to the Rollup Rate (see "GLWB Rate Table") multiplied by the Benefit Base before such increase. The Benefit Base will not be increased by the Rollup Rate if: (1) a withdrawal has occurred in the Contract Year ending immediately prior to that contract anniversary, or (2) after the Rollup Rate Period End Date. The Rollup Rate, if applicable, is applied before deducting any rider charge and before taking into account any Automatic Step-Up occurring on such contract anniversary (see "Automatic Step-Up" below).


ANNUAL BENEFIT PAYMENT. After the Lifetime Withdrawal Age, the Annual Benefit Payment is the maximum amount that may be withdrawn in the current Contract Year without triggering a Proportional Adjustment to the Benefit Base (prior to the Lifetime Withdrawal Age, there is no Annual Benefit Payment). After the Lifetime Withdrawal Age, the initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the applicable GLWB Withdrawal Rate. Your GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age (see "GLWB Rate Table"). As shown in the GLWB Rate Table, waiting to take your first withdrawal will result in a higher GLWB Withdrawal Rate. The GLWB Withdrawal Rate will not change once determined. If the Benefit Base is later recalculated (for example, because of additional Purchase Payments, the Automatic Step-Up, or Excess Withdrawals), the Annual Benefit Payment is reset equal to the new Benefit Base multiplied by the GLWB Withdrawal Rate.


Each time a withdrawal is made in a Contract Year, we decrease the Annual Benefit Payment for that Contract Year by such withdrawal and the remaining amount is the "Remaining Annual Benefit Payment." If the Benefit Base is increased due to a subsequent Purchase Payment, causing the Annual Benefit Payment to increase, the Remaining Annual Benefit Payment will increase by the same amount the Annual Benefit Payment increased.


As long as your Account Value has not been reduced to zero, your Annual Benefit Payment equals the applicable GLWB Withdrawal Rate multiplied by the Benefit Base.


If your contract is subject to Required Minimum Distributions (see "Required Minimum Distributions" below), your Annual Benefit Payment will be set equal to your Required Minimum Distribution Amount, if greater than the Annual Benefit Payment calculated as described above.


You may choose to receive your Annual Benefit Payment through the optional Systematic Withdrawal Program (see "Access To Your Money -- Systematic Withdrawal Program"). While the GLWB rider is in effect, your withdrawals through the Systematic Withdrawal Program may not exceed your Annual Benefit Payment. There is no charge for the Systematic Withdrawal Program and you may terminate your participation at any time.


It is important to note:


o If your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because you make a Non-Excess Withdrawal, we will first pay you any Remaining Annual Benefit Payment in effect at the time the Account Value is reduced to zero. Effective as of your next contract anniversary, we will then begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate (see "GLWB Rate Table") multiplied by the Benefit Base, to you for the rest of your life. If, however, your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB rider charge from your Account Value, we will begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate, to you for the rest of your life.


o If your Account Value is reduced to zero prior to the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB rider charge from your Account Value, we will begin making monthly payments, using the GLWB Lifetime Guarantee Rate that corresponds to the Lifetime Withdrawal Age to you for the rest of your life.


o IF YOUR ACCOUNT VALUE IS REDUCED TO ZERO DUE TO A WITHDRAWAL PRIOR TO THE LIFETIME WITHDRAWAL AGE OR BECAUSE YOU MAKE AN EXCESS WITHDRAWAL, LIFETIME PAYMENTS ARE NOT AVAILABLE, NO FURTHER BENEFITS WILL BE PAYABLE UNDER THE GLWB RIDER, AND THE GLWB RIDER WILL TERMINATE.


o If your contract has not been continued under Spousal Continuation described below, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table".)


o You may elect to receive the commuted value of lifetime payments under the GLWB rider in a lump sum instead of lifetime payments. We will determine the amount of the lump sum as of the date the Account Value is reduced to zero, based on the Annual Benefit Payments due to you, not including any Remaining Annual Benefit Payment payable in the current Contract Year. When we determine the amount of the lump sum, we will calculate the present value by discounting the value of the stream of Annual Benefit Payments that would have been payable to you over your expected lifetime. In calculating the present value, we will determine the amount and number of Annual Benefit Payments (that is, the number of payments you would have received over your expected lifetime), and the discount rate for calculating the present value of those payments, based on life expectancy assumptions and interest rate conditions at the time of the calculation. The lump sum we offer you will be at least 90% of the present value that was calculated and will be determined in a nondiscriminatory manner (as required in New York State). We will send you a Notice that specifies the amount of the Annual Benefit Payments, on the one hand, and the amount of the lump sum offered, on the other, so that you can make your decision as to which option to elect. You will have at least 45 days from the date of the Notice of this option to make this election. The lump sum will be payable on the Business Day the Notice is received. Payment of the lump sum will terminate the contract and all obligations of the Company.


o While we are making Annual Benefit Payments after the Account Value is reduced to zero, no death benefit will be available.


o IF YOU HAVE SELECTED THE GLWB RIDER, YOU SHOULD CAREFULLY CONSIDER WHEN TO BEGIN TAKING WITHDRAWALS. IF YOU BEGIN TAKING WITHDRAWALS TOO SOON, YOU MAY LIMIT THE VALUE OF THE GLWB RIDER, BECAUSE THE BENEFIT BASE MAY NOT BE INCREASED BY THE ROLLUP RATE AND THE GLWB WITHDRAWAL RATE IS DETERMINED BY WHEN YOU TAKE YOUR FIRST WITHDRAWAL AFTER THE LIFETIME WITHDRAWAL AGE (SEE "GLWB RATE TABLE"). AS SHOWN IN THE GLWB RATE TABLE, WAITING TO TAKE YOUR FIRST WITHDRAWAL MAY RESULT IN A HIGHER GLWB WITHDRAWAL RATE. If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.


o At any time during the Accumulation Phase, you can elect to annuitize under current annuity rates in lieu of continuing the GLWB rider. Annuitization may provide higher income amounts if the current annuity option rates applied to the Account Value on the date payments begin exceed the payments under the GLWB rider. Also, income provided by annuitizing under current annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GLWB rider.


GLWB VARIATIONS. We currently offer two variations of the GLWB rider. The two variations are FlexChoice Level and FlexChoice Expedite. The GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate will vary depending on the variation you choose. Depending on your expectations and preferences, you can choose the variation that best meets your needs.


Prior to issuance, you must select either:

o FlexChoice Level: offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime; or

o FlexChoice Expedite: offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

For both variations, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").


MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals (including any withdrawal charge) cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. IF YOU DO TAKE AN EXCESS WITHDRAWAL, WE WILL RECALCULATE THE BENEFIT BASE IN THE SAME

PROPORTION THAT THE WITHDRAWAL (INCLUDING ANY WITHDRAWAL CHARGE) REDUCES THE ACCOUNT VALUE AND REDUCE THE ANNUAL BENEFIT PAYMENT TO THE NEW BENEFIT BASE MULTIPLIED BY THE APPLICABLE GLWB WITHDRAWAL RATE. In addition, you should not take withdrawals of any amount prior to the Lifetime Withdrawal Age. IF YOU TAKE A WITHDRAWAL PRIOR TO THE LIFETIME WITHDRAWAL AGE, WE WILL RECALCULATE THE BENEFIT BASE IN THE SAME PROPORTION THAT THE WITHDRAWAL (INCLUDING ANY WITHDRAWAL CHARGE) REDUCES THE ACCOUNT VALUE. THESE REDUCTIONS IN THE BENEFIT BASE CAUSED BY WITHDRAWALS PRIOR TO THE LIFETIME WITHDRAWAL AGE, AND IN THE BENEFIT BASE AND THE ANNUAL BENEFIT PAYMENT CAUSED BY EXCESS WITHDRAWALS, MAY BE SIGNIFICANT. You are still eligible to receive lifetime payments so long as the Excess Withdrawal or withdrawal prior to the Lifetime Withdrawal Age did not cause your Account Value to decline to zero. AN EXCESS WITHDRAWAL (OR ANY WITHDRAWAL PRIOR TO LIFETIME WITHDRAWAL AGE) THAT REDUCES THE ACCOUNT VALUE TO ZERO WILL TERMINATE THE CONTRACT AND CAUSE LIFETIME PAYMENTS TO NOT BE AVAILABLE.


IF YOU TAKE AN EXCESS WITHDRAWAL IN A CONTRACT YEAR, YOU MAY BE ABLE TO REDUCE THE IMPACT OF THE EXCESS WITHDRAWAL ON YOUR BENEFIT BASE AND ANNUAL BENEFIT PAYMENT BY MAKING TWO SEPARATE WITHDRAWALS (ON DIFFERENT DAYS) INSTEAD OF A SINGLE WITHDRAWAL. The first withdrawal should be equal to your Annual Benefit Payment (or Remaining Annual Benefit Payment if withdrawals have already occurred in the Contract Year); this withdrawal will not reduce your Benefit Base (and Annual Benefit Payment). The second withdrawal (on a subsequent day) should be for the amount in excess of the Annual Benefit Payment (or Remaining Annual Benefit Payment); this withdrawal will reduce your Benefit Base and Annual Benefit Payment. For an example of taking multiple withdrawals in this situation, see Appendix C, "Withdrawals - Withdrawals After the Lifetime Withdrawal Age - Excess Withdrawals."


You can always make Non-Excess Withdrawals. However, if you choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Remaining Annual Benefit Payment does not carry over into subsequent Contract Years. For example, if your Annual Benefit Payment is 4% of your Benefit Base, you cannot withdraw 2% in one year and then withdraw 6% the next year without making an Excess Withdrawal in the second year.


Income taxes and penalties may apply to your withdrawals. Withdrawal charges may apply to withdrawals during the first Contract Year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of Purchase Payments that exceed the free withdrawal amount in any Contract Year. (See
"Expenses -- Withdrawal Charges.")


REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. If your contract is an IRA or other contract subject to Section 401(a)(9) of the Code, and the required distributions are larger than the Annual Benefit Payment, we will increase your Annual Benefit Payment to the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater).


If:


(1) you are enrolled in the automated required minimum distribution service or in both the automated required minimum distribution service and the Systematic Withdrawal Program;


(2) you do not take additional withdrawals outside of these two programs; and


(3) your Remaining Annual Benefit Payment for the Contract Year is equal to zero;


we will increase your Annual Benefit Payment by the amount of the withdrawals that remain to be taken in that Contract Year under the program or programs in which you are enrolled. This will prevent the withdrawal from exceeding the Annual Benefit Payment.


See "Use of Automated Required Minimum Distribution Service and Systematic Withdrawal Program With GLWB" below for more information on the automated required minimum distribution service and the Systematic Withdrawal Program.


AUTOMATIC STEP-UP. On each contract anniversary prior to the contract Owner's 91st birthday, an Automatic Step-Up will occur, provided that the Account Value on that date exceeds the Benefit Base immediately before the Automatic



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



Step-Up (and provided that you have not chosen to decline the Automatic Step-Up as described below).


The Automatic Step-Up:


o will increase the Benefit Base to the Account Value on the date of the Automatic Step-Up regardless of whether or not you have taken any withdrawals;


o will increase the Annual Benefit Payment to equal to the applicable GLWB Withdrawal Rate multiplied by the Benefit Base after the Automatic Step-Up; and


o may increase the GLWB rider charge to a rate that does not exceed the lower of: (a) the GLWB rider maximum charge (2.00%) or (b) the current rate that we would charge for the same rider with the same benefits, if available for new contract purchases at the time of the Automatic Step-Up.


In the event that your GLWB rider charge would increase with the Automatic Step-Up, we will notify you in writing a minimum of 30 days in advance of the applicable contract anniversary and inform you that you may choose to decline the Automatic Step-Up and related increased GLWB rider charge. If you elect to decline the Automatic Step-Up, you must notify us in writing at your Administrative Office no less than seven calendar days prior to the applicable contract anniversary. Once you notify us of your decision to decline the Automatic Step-Up, you will no longer be eligible for future Automatic Step-Ups until you notify us in writing at your Administrative Office that you wish to reinstate the Automatic Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.


CANCELLATION AND GUARANTEED PRINCIPAL ADJUSTMENT. You may elect to cancel the GLWB rider on the contract anniversary every five Contract Years for the first 10 Contract Years and annually thereafter. We must receive your cancellation request within 30 days following the applicable contract anniversary in accordance with our administrative procedures (currently we require you to submit your request in writing to your Administrative Office). The cancellation will take effect upon our receipt of your request. If cancelled, the GLWB rider will terminate, we will no longer deduct the GLWB rider charge, and the investment allocation restrictions described in "Purchase -- Investment Allocation Restrictions for Certain Riders -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB" will no longer apply. The contract, however, will continue.


If you cancel the GLWB rider on the 10th contract anniversary or any contract anniversary thereafter, we will add a Guaranteed Principal Adjustment to your Account Value if (a) exceeds (b), as defined below. The Guaranteed Principal Adjustment is intended to restore your initial investment in the contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a) - (b) where:


(a) is Purchase Payments credited within 120 days of the date that we issued the contract, reduced by the Proportional Adjustment attributable to any partial withdrawals taken (including any applicable Withdrawal Charges); and


(b) is the Account Value on the date of cancellation.


The Guaranteed Principal Adjustment will be added to each applicable Investment Portfolio in the ratio the portion of the Account Value in such Investment Portfolio bears to the total Account Value in all Investment Portfolios. The Guaranteed Principal Adjustment will never be less than zero.


IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. CONTRACT OWNERS WHO ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. HOWEVER, BECAUSE PURCHASE PAYMENTS MADE AFTER 120 DAYS WILL INCREASE YOUR ACCOUNT VALUE SUCH PURCHASE PAYMENTS MAY HAVE A SIGNIFICANT IMPACT ON WHETHER OR NOT A GUARANTEED PRINCIPAL ADJUSTMENT IS DUE. THEREFORE, THE GLWB RIDER MAY NOT BE APPROPRIATE FOR YOU IF YOU INTEND TO MAKE ADDITIONAL PURCHASE PAYMENTS AFTER THE 120-DAY PERIOD AND ARE PURCHASING THE GLWB RIDER FOR ITS GUARANTEED PRINCIPAL ADJUSTMENT FEATURE.


INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GLWB investment allocation restrictions see "Purchase -- Investment Allocation Restrictions for Certain Riders -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB."


RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. For a detailed description of the restrictions or potential restrictions on subsequent Purchase Payments that may apply for your version of the GLWB, see the applicable



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



subsection of "Purchase -- Investment Allocation Restrictions for Certain Riders -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB."


WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from Purchase Payments as described in "Expenses -- Withdrawal Charge" (also see "Expenses -- Withdrawal Charge -- Free Withdrawal Amount" and "Access to Your Money -- Systematic Withdrawal Program").


TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% Federal income tax penalty may apply.


TAX TREATMENT. THE TAX TREATMENT OF WITHDRAWALS UNDER THE GLWB RIDER IS UNCERTAIN. IT IS CONCEIVABLE THAT THE AMOUNT OF POTENTIAL GAIN COULD BE DETERMINED BASED ON THE BENEFIT BASE UNDER THE GLWB RIDER AT THE TIME OF THE WITHDRAWAL, IF THE BENEFIT BASE IS GREATER THAN THE ACCOUNT VALUE (PRIOR TO WITHDRAWAL CHARGES, IF APPLICABLE). THIS COULD RESULT IN A GREATER AMOUNT OF TAXABLE INCOME REPORTED UNDER A WITHDRAWAL AND CONCEIVABLY A LIMITED ABILITY TO RECOVER ANY REMAINING BASIS IF THERE IS A LOSS ON SURRENDER OF THE CONTRACT. CONSULT YOUR TAX ADVISER PRIOR TO PURCHASE.


OWNERSHIP. If you, the Owner, are a natural person, you must also be the Annuitant. If a non-natural person owns the contract, then the Annuitant will be considered the Owner in determining the issue age and Annual Benefit Payment. If Joint Owners are named, the age of the older Joint Owner will be used to determine the issue age and the Annual Benefit Payment. For the purposes of the Guaranteed Lifetime Withdrawal Benefit section of the Prospectus, "you" always means the Owner, older Joint Owner, or the Annuitant, if the Owner is a non-natural person.


GLWB AND DECEDENT CONTRACTS. If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the Beneficiary and you are "stretching" the distributions under the Internal Revenue Service required distribution rules, you may not purchase a GLWB rider.


TERMINATION OF THE GLWB RIDER. The GLWB rider will terminate upon the earliest of:


(1) the date of a full withdrawal of the Account Value that is: (a) an Excess Withdrawal or a withdrawal prior to the Lifetime Withdrawal Age (a pro rata portion of the rider charge will be assessed); or (b) a Non-Excess Withdrawal (you are still eligible to receive the Annual Benefit Payment, provided the provisions and conditions of the rider have been met) (a pro rata portion of the rider charge will not be assessed);


(2) the date you apply any portion of the Account Value to an Annuity Option (a pro rata portion of the rider charge will be assessed);


(3) the date there are insufficient funds to deduct the GLWB rider charge from the Account Value and your contract is thereby terminated (whatever Account Value is available will be applied to pay the rider charge and you are still eligible to receive the Annual Benefit Payment, provided the provisions and conditions of the rider have been met; however, you will have no other benefits under the contract);


(4) the death of the contract Owner or Joint Owner (or the Annuitant if the Owner is a non-natural person), except where the primary Beneficiary is the spouse and the spouse elects to continue the contract under the spousal continuation provisions of the contract (see "Spousal Continuation" below);


(5) the death of the Owner after the first Spousal Continuation;


(6) a change of the Owner or Joint Owner for any reason, subject to our administrative procedures (a pro rata portion of the rider charge will be assessed);


(7) the effective date of the cancellation of the rider;


(8) the termination of the contract to which the rider is attached, other than due to death (a pro rata portion of the rider charge will be assessed); or


(9) the date you assign your contract, subject to our administrative procedures (a pro rata portion of the rider charge will be assessed).


Under our current administrative procedures, we will waive the termination of the GLWB rider if you assign a portion of the contract under the following limited circumstances: if the new Owner or assignee assumes full ownership of the contract and is essentially the same person or if the assignment is solely for your benefit on account of your direct transfer of Account Value under
Section 1035 of the

Code to fund premiums for a long term care insurance policy or Purchase Payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.


Once the rider is terminated, the GLWB rider charge will no longer be deducted and the GLWB investment allocation restrictions and any Purchase Payment restrictions will no longer apply.


SPOUSAL CONTINUATION. Subject to the Minimum Spousal Age (see "GLWB Rate Table"), if your spouse continues the contract under the Spousal Continuation provisions of the contract, and the GLWB is in effect at the time of the continuation, then the same terms and conditions that applied to the contract Owner under the GLWB will continue to apply to the surviving spouse, and the surviving spouse is guaranteed to receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" and provided the GLWB is not terminated or cancelled (see "Termination of the GLWB Rider" above). If your spouse is younger than the Minimum Spousal Age, your spouse may continue the contract; however, the GLWB will terminate.


If no withdrawal has been made after the Lifetime Withdrawal Age and the contract has been continued under Spousal Continuation, then the first withdrawal by the new Owner after the new Owner reaches the Lifetime Withdrawal Age will determine the GLWB Withdrawal Rate. However, if a withdrawal has been made after the Lifetime Withdrawal Age by the contract Owner prior to the contract Owner's death, the GLWB Withdrawal Rate that applies after Spousal Continuation will be the same as the GLWB Withdrawal Rate in effect prior to Spousal Continuation.


If the GLWB is continued under Spousal Continuation and the Account Value is subsequently reduced to zero because of a Non-Excess Withdrawal, or because there are insufficient funds to deduct any GLWB rider charge from the Account Value, lifetime payments will be made using the applicable Single Lifetime Guarantee Rate (see "GLWB Rate Table") to your spouse (the new contract Owner) for the rest of his or her life. The Joint Lifetime Guarantee Rate is not available after Spousal Continuation (see "GLWB Rate Table").


The GLWB will not terminate upon the first Spousal Continuation of the contract; however, it will terminate upon any subsequent Spousal Continuations.


GUARANTEED LIFETIME WITHDRAWAL BENEFIT AND ANNUITIZATION. Since the Annuity Date at the time you purchase the contract is the later of age 90 of the Annuitant or 10 years from contract issue, you must make an election if you would like to extend your Annuity Date to the latest date permitted (subject to restrictions that may apply in New York State, restrictions imposed by your selling firm, and our current established administrative procedures). If you elect to extend your Annuity Date to the latest date permitted, and that date is reached, your contract must be annuitized (see "Annuity Payments (The Income Phase)"), or you must make a complete withdrawal of your Account Value. Annuitization may provide higher income amounts than the payments under the GLWB, depending on the applicable annuity rates and your Account Value on the Annuity Date. Also, income provided by annuitizing under the applicable annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GLWB optional benefit.


If you annuitize at the latest date permitted, you must elect one of the following options:


(1) Annuitize the Account Value under the contract's annuity provisions.


(2) If you are eligible for lifetime withdrawals under the GLWB, elect to receive the Annual Benefit Payment paid each year until your death (or the later of your or your spousal Beneficiary's death).


If you do not select an Annuity Option or elect to receive payments under the GLWB rider, we will annuitize your contract under the Life Annuity With 10 Years of Annuity Payments Guaranteed Annuity Option. However, if we do, we will adjust your Annuity Payment or Annuity Option, if necessary, so your aggregate Annuity Payments will not be less than what you would have received under the GLWB rider.


USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION SERVICE AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GLWB


For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.

Used with the GLWB rider, our Automated Required Minimum Distribution Program can help you fulfill minimum distribution requirements with respect to your contract without reducing the Benefit Base on a proportionate basis. (Reducing the Benefit Base on a proportionate basis could have the effect of reducing or eliminating the guarantees of the GLWB rider.) The Automated Required Minimum Distribution Program calculates minimum distribution requirements with respect to your contract and makes payments to you on a monthly, quarterly, semi-annual or annual basis.


Alternatively, you may choose to enroll in the both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program (see "Access to Your Money -- Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the Benefit Base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed the Annual Benefit Payment each Contract Year. Any amounts above the Annual Benefit Payment that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the Automated Required Minimum Distribution Program. For example, if you elect the GLWB rider, enroll in the Systematic Withdrawal Program and elect to receive monthly payments equal to the Annual Benefit Payment, you should also enroll in the Automated Required Minimum Distribution Program and elect to receive your Automated Required Minimum Distribution Program on an annual basis, after the Systematic Withdrawal Program monthly payment in December.


If you enroll in either the automated required minimum distribution service or both the automated required minimum distribution service and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the Benefit Base and Annual Benefit Payment being reduced.


To enroll the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program, please contact our Annuity Service Center.


GLWB RATE TABLE


The GLWB Rate Table lists the following for the GLWB rider.


o  Rollup Rate: Prior to the Rollup Rate Period End Date, the minimum rate at
   -----------
     which the Benefit Base is increased at each contract anniversary if a withdrawal has not occurred in the previous Contract Year.


o  Rollup Rate Period End Date: The period of time following the contract issue
   ---------------------------
     date during which the Benefit Base will be increased by an amount equal to the Rollup Rate multiplied by the Benefit Base.


o  GLWB Withdrawal Rate: After the Lifetime Withdrawal Age, if you take
   --------------------
     withdrawals that do not exceed the GLWB Withdrawal Rate multiplied by the Benefit Base (the "Annual Benefit Payment") such withdrawals will not reduce the Benefit Base and Annual Benefit Payment. (Taking withdrawals that exceed the Annual Benefit Payment will reduce the Benefit Base and Annual Benefit Payment and may have a significant negative impact on the value of the benefits available under the GLWB -- see "Operation of the GLWB -- Managing Your Withdrawals.") For IRAs and other Qualified Contracts, also see "Operation of the GLWB -- Required Minimum Distributions."


o  GLWB Lifetime Guarantee Rate: If your Account Value is reduced to zero after
   ----------------------------
     the Lifetime Withdrawal Age because you make a Non-Excess Withdrawal, we will first pay you any Remaining Annual Benefit Payment in effect at the time the Account Value is reduced to zero (see "Annual Benefit Payment" above). Effective as of your next contract anniversary, we will then begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate multiplied by the Benefit Base, to you for the rest of your life. If your Account Value is reduced to zero after the Lifetime Withdrawal Age because there are insufficient funds to deduct any rider charge from your Account Value, we will begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate, to you for the rest of your life.


DIFFERENT VERSIONS OF THE GLWB. From time to time, we may introduce new versions of the GLWB rider. If we introduce a new version of the rider, we generally will do so by updating the GLWB Rate Table to show the new version, together with any prior versions, the dates each rider version was offered, and the specific rates and other terms applicable to each version. Changes to the GLWB Rate Table after the date of this prospectus, reflecting a new version of the rider, will be made in a supplement to the prospectus.

GLWB RATE TABLE


FLEXCHOICE LEVEL


Offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime.



                                                                MINIMUM
                                                              ISSUE AGE /                                   GLWB LIFETIME
    DATE        DATE              ROLLUP RATE    LIFETIME       MINIMUM        GLWB WITHDRAWAL RATE         GUARANTEE RATE
   FIRST        LAST     ROLLUP    PERIOD END   WITHDRAWAL      SPOUSAL        (WHEN ACCOUNT VALUE       (WHEN ACCOUNT VALUE
 AVAILABLE   AVAILABLE    RATE        DATE          AGE           AGE          IS GREATER THAN $0)        IS REDUCED TO $0)
                                                               Minimum       Age at 1st                 Single      Joint
                                                            --------------
                                                              Issue Age:     Withdrawal    Withdrawal   Lifetime    Lifetime
                                                            --------------
                                                             You must be      After Age       Rate      Guarantee   Guarantee
                                                             at least age      59 1/2                      Rate        Rate
                                                             60 years old
                                                             at contract
                                                                           59 1/2 to less
                                                                issue.
                                                                                              4.00%       4.00%       3.00%
                                                                               than 65
                                      10th
 03/06/17       --       5.00%      Contract     59 1/2        Minimum
                                                            --------------
                                  Anniversary                                65 to less
                                                             Spousal Age:
                                                            --------------
                                                                                              5.00%       5.00%       3.60%
                                                                               than 75
                                                            Your Spouse's
                                                            Date of Birth
                                                              may not be
                                                                             75 to less
                                                                                              5.25%       5.25%       4.25%
                                                             more than 4
                                                                               than 80
                                                             years after
                                                             your Date of
                                                                                 80+          5.75%       5.75%       4.75%



                              FLEXCHOICE EXPEDITE

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime

            Guarantee Rate if your Account Value is reduced to zero.


                                     ROLLUP
   DATE     DATE                               LIFETIME
                        ROLLUP        RATE
  FIRST     LAST                               WITHDRAWAL
                         RATE      PERIOD END
AVAILABLE   AVAILABLE                              AGE
                                      DATE
                                      10th
 03/06/17       --       5.00%      Contract     59 1/2
                                  Anniversary



                Birth.

                              FLEXCHOICE EXPEDITE

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime

            Guarantee Rate if your Account Value is reduced to zero.


               MINIMUM
   DATE                     GLWB WITHDRAWAL RATE          GLWB LIFETIME GUARANTEE RATE
             ISSUE AGE /
  FIRST                     (WHEN ACCOUNT VALUE                (WHEN ACCOUNT VALUE
               MINIMUM
AVAILABLE                   IS GREATER THAN $0)                 IS REDUCED TO $0)
             SPOUSAL AGE
                                                       Age When
                            Age at 1st                            Single      Joint
                                                        Account
                            Withdrawal   Withdrawal               Lifetime    Lifetime
                                                       Value is
                             After Age      Rate                  Guarantee   Guarantee
               Minimum                                Reduced to
            --------------
                              59 1/2                                 Rate        Rate
              Issue Age:                                 Zero
            --------------
             You must be
                                                         79 or
             at least age
                                                                    3.00%       2.00%
                             59 1/2 to                  younger
             60 years old
                                            5.00%
                           less than 65
             at contract
                                                          80+       3.25%       2.25%
                issue.

                                                         79 or
                                                                    4.00%       3.00%
 03/06/17      Minimum
            --------------
                            65 to less                  younger
                                            6.00%
             Spousal Age:
            --------------
                              than 75
            Your Spouse's                                 80+       4.25%       3.25%
            Date of Birth
                                                         79 or
              may not be
                                                                    4.00%       3.00%
                            75 to less                  younger
             more than 4
                                            6.00%
                              than 80
             years after
                                                          80+       4.25%       3.25%
             your Date of
                Birth.
                                                         79 or
                                                                     N/A         N/A
                                                        younger
                                80+         6.75%
                                                          80+       5.00%       4.00%

8. PERFORMANCE


We periodically advertise subaccount performance relating to the Investment Portfolios. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including certain death benefit rider charges) and the Investment Portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, or applicable optional rider charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including certain death benefit rider charges), account fee, withdrawal charges, applicable optional rider charges, and the Investment Portfolio expenses.


For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding Investment Portfolios for the periods commencing from the date on which the particular Investment Portfolio was made available through the Separate Account.


In addition, the performance for the Investment Portfolios may be shown for the period commencing from the inception date of the Investment Portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.


We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the Investment Portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


We may advertise the living benefit and death benefit riders using illustrations showing how the benefit works with historical performance of specific Investment Portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying Investment Portfolios.


You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.




9. DEATH BENEFIT

UPON YOUR DEATH


If you die during the Accumulation Phase, we will pay a death benefit to your Beneficiary (or Beneficiaries). If you die during the Income Phase (after you begin receiving Annuity Payments), there is no death benefit; however, depending on the Annuity Option you elect, any remaining guarantee (i.e., cash refund amount or guaranteed Annuity Payments) will be paid to your Beneficiary (or Beneficiaries) (see "Annuity Payments (The Income Phase)" for more information).


The Principal Protection is the standard death benefit for your contract. If you are age 79 or younger at the effective date of your contract, you may select the optional Annual Step-Up Death Benefit rider.


If you select both a death benefit rider and a living benefit rider, you should consider how any withdrawals you plan to take will affect the benefits under each rider. Withdrawals may affect the death benefit under the death benefit rider and the benefit base under the living benefit rider differently. Refer to the descriptions of the death benefit riders and living benefit riders for details on how withdrawals are treated under each rider.


The death benefits are described below. If you have already been issued a contract, please check your contract and riders for the specific provisions applicable to you.


The death benefit is determined as of the end of the Business Day on which we receive both due proof of death and an election for the payment method. Until the Beneficiary (or the first Beneficiary if there are multiple Beneficiaries) submits the necessary documentation in Good Order, the Account Value attributable to his/her portion of the death benefit remains in the Investment Portfolios and is subject to investment risk.


Where there are multiple Beneficiaries, any guaranteed death benefit will only be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. If the guaranteed death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the contract's Account Value an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. The remaining death benefit amounts are held in the Investment Portfolios until each of the other Beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit and are subject to investment risk until we receive his/her necessary documentation.


If you have a Joint Owner, the death benefit will be paid when the first Owner dies. Upon the death of either Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary, unless instructed otherwise.


If a non-natural person owns the contract, the Annuitant will be deemed to be the Owner in determining the death benefit. If there are Joint Owners, the age of the older Owner will be used to determine the death benefit amount.


If we are presented with notification of your death before any requested transaction is completed (including transactions under a dollar cost averaging program, the Automatic Rebalancing Program, the Systematic Withdrawal Program, or the Automated Required Minimum Distribution Program), we will cancel the request. As described above, the death benefit will be determined when we receive both due proof of death and an election for the payment method.


STANDARD DEATH BENEFIT -- PRINCIPAL PROTECTION


The death benefit will be the greater of:


(1) the Account Value; or


(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge).


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of the change of Owner, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge) made after such date."


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit amount under the Principal Protection death benefit will be determined in accordance with (1) or (2) above.


(See Appendix D for examples of the Principal Protection death benefit rider.)


OPTIONAL DEATH BENEFIT -- ANNUAL STEP-UP


You may select the Annual Step-Up death benefit rider if you are age 79 or younger at the effective date of your contract. If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:


(1) the Account Value; or


(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge); or


(3) the highest anniversary value, as defined below.


On the date we issue your contract, the highest anniversary value is equal to your initial Purchase Payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:


o Subsection (2) is changed to provide: "The Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of change of Owner, and reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge) made after such date"; and


o For subsection (3), the highest anniversary value will be recalculated to equal your Account Value as of the effective date of the change of Owner. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the Owner's 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit amount under the Annual Step-Up death benefit is equal to the greatest of (1), (2) or (3).


(See Appendix D for examples of the Annual Step-Up death benefit rider.)


GENERAL DEATH BENEFIT PROVISIONS


As described above, the death benefit is determined as of the end of the Business Day on which we receive both due proof of death and an election for the payment method. Until a Beneficiary submits the necessary documentation in Good Order, the Account Value attributable to his/her portion of the death benefit remains in the Investment Portfolios and is subject to investment risk. This risk is borne by the Beneficiary.


If the Beneficiary under a Qualified Contract is the Annuitant's spouse, the tax law generally allows distributions to begin by the year in which the Annuitant would have reached 70 1/2 (which may be more or less than five years after the Annuitant's death).


A Beneficiary must elect the death benefit to be paid under one of the payment options (unless the Owner has previously made the election). The entire death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have the death benefit payable under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. For Non-Qualified Contracts, payment must begin within one year of the date of death. For Qualified Contracts, payment must begin no later than the end of the calendar year immediately following the year of death.


We may also offer a payment option, for both Non-Qualified Contracts and certain Qualified Contracts, under which your Beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your Beneficiary in order to facilitate the distribution of payments. Your Beneficiary may choose any optional death benefit available under the new contract. Upon the death of your Beneficiary, the death benefit would be required to be distributed to your Beneficiary's Beneficiary at least as rapidly as under the method of distribution in effect at the time of your Beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated Beneficiary is permitted under our procedures to make additional Purchase Payments consisting of monies which are direct transfers (as permitted under tax law) from other Qualified Contracts or Non-Qualified Contracts, depending on which type of contract you own, held in the name of the decedent. Any such additional Purchase Payments would be subject to applicable withdrawal charges. Your Beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.


If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the Beneficiary under an Annuity Option may only be elected during the 60-day period beginning with the date we receive due proof of death.


If the Owner or a Joint Owner, who is not the Annuitant, dies during the Income Phase, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's death. Upon the death of the Owner or a Joint Owner during the Income Phase, the Beneficiary becomes the Owner.


SPOUSAL CONTINUATION


If the primary Beneficiary is the spouse of the Owner, upon the Owner's death, the Beneficiary may elect to continue the contract in his or her own name. Upon such election, the Account Value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the Owner. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Investment Portfolio in the ratio that the Account Value in the Investment Portfolio bears to the total Account Value. The terms and conditions of the contract that applied prior to the Owner's death will continue to apply, including the ability to make Purchase Payments, with certain exceptions described in the contract.


For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract.


Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").


Any Internal Revenue Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex.


DEATH OF THE ANNUITANT


If the Annuitant, not an Owner or Joint Owner, dies during the Accumulation Phase, you automatically become the Annuitant. You can select a new Annuitant if you do not want to be the Annuitant (subject to our then-current underwriting standards). However, if the Owner is a non-natural person (for example, a trust), then the death of the primary Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.


Upon the death of the Annuitant after Annuity Payments begin, the death benefit, if any, will be as provided for in the Annuity Option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.


CONTROLLED PAYOUT


You may elect to have the death benefit proceeds paid to your Beneficiary in the form of Annuity Payments for life or over a period of time that does not exceed your Beneficiary's life expectancy. This election must be in writing in Good Order. You may revoke the election only in writing in Good Order. Upon your death, the Beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts.




10. FEDERAL INCOME TAX STATUS



INTRODUCTION

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code (the Code) and the provisions of the Code that govern the contract are complex and subject to change. The applicability of federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your contract. Nor does this discussion address other federal tax consequences (such as estate and gift taxes, sales to foreign individuals or entities), or state or local tax consequences, which may affect your investment in the contract. As a result, you should always consult a tax adviser for complete information and advice applicable to your individual situation.


We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).


We do not expect to incur federal, state or local income taxes on the earnings or realized capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.


To the extent permitted under federal tax law, we may claim the benefit of the corporate dividends received deduction and of certain foreign tax credits attributable to taxes paid by certain of the Investment Portfolios to foreign jurisdictions.


Any Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex.


NON-QUALIFIED CONTRACTS


This discussion assumes the contract is an annuity contract for federal income tax purposes that is not held in a tax qualified plan. Tax qualified plans include arrangements described in Code Sections 401(a), 401(k), 403(a), 403(b) or tax sheltered annuities (TSA), 408 or "IRAs" (including SEP and SIMPLE
IRAs), 408A or "Roth IRAs" or 457(b) or governmental 457(b) plans. Contracts owned through such plans are referred to below as "Qualified Contracts."


ACCUMULATION


Generally, an Owner of a Non-Qualified contract is not taxed on increases in the value of the contract until there is a distribution from the contract, i.e. surrender, partial withdrawal, income payment, or commutation. This deferral of taxation on accumulated value in the contract is limited to contracts owned by or held for the benefit of "natural persons." A contract will be treated as held by a natural person if the nominal Owner is a trust or other



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entity which holds the contract as an agent for the exclusive benefit of a natural person.


In contrast, a contract owned by other than a "natural person," such as a corporation, partnership, trust, or other entity, will be taxed currently on the increase in accumulated value in the contract in the year earned. Note that in this regard, an employer which is the Owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees, or others, is considered a non-natural Owner and any annual increase in the Account Value will be subject to current income taxation.


SURRENDERS OR WITHDRAWALS -  EARLY DISTRIBUTION


If you take a withdrawal from your contract, or surrender your contract prior to the date you commence taking annuity or "income" payments (the "Annuity Starting Date"), the amount you receive will be treated first as coming from earnings, if any, (and thus subject to income tax) and then from your Purchase Payments (which are not subject to income tax). If the accumulated value is less than your Purchase Payments upon surrender of your contract, you might be able to claim any unrecovered Purchase Payments on your federal income tax return as a miscellaneous itemized deduction.


The portion of any withdrawal from an annuity contract that is subject to income tax will also be subject to a 10% federal income tax penalty for "early" distribution if such withdrawal is taken prior to you reaching age 59 1/2, unless it was made:


(a) on account of your death or disability,


(b) as part of a series of substantially equal periodic payments payable for your life or joint lives of you and your designated Beneficiary, or


(c) under certain immediate income annuities providing for substantially equal payments made at least annually.


If you receive systematic payments that you intend to qualify for the "substantially equal periodic payments" exception noted above, any modifications (except due to death or disability) to your payment before age
59 1/2 or within five years after beginning these payments, whichever is later, will result in the retroactive imposition of the 10% federal income tax penalty with interest. Such modifications may include but are not limited to additional Purchase Payments to the contract (including tax-free transfers or rollovers) and additional withdrawals from the contract.


Amounts received as a partial withdrawal may be fully includible in taxable income to the extent of gain in the contract.


If your contract has been purchased with an Optional Two Year Withdrawal Feature or is for a guaranteed period only (term certain) annuity, and is terminated as a result of the exercise of the withdrawal feature, the taxable portion of the payment will generally be the excess of the proceeds received over your remaining after-tax Purchase Payment.


TREATMENT OF SEPARATE ACCOUNT CHARGES


It is possible that at some future date the Internal Revenue Service (IRS) may consider that contract charges attributable to certain guaranteed death benefits and certain living benefits are to be treated as distributions from the contract to pay for such non-annuity benefits. Currently, these charges are considered to be an intrinsic part of the contract and we do not report these as taxable income. However, if this treatment changes in the future, the charge could also be subject to a 10% federal income tax penalty as an early distribution, as described above.


GUARANTEED LIFETIME WITHDRAWAL BENEFIT


If you have purchased the GLWB, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amount guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Account Value (prior to withdrawal charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to report such withdrawals using the Account Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GLWB exceeds the Account Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.

In the event that the Account Value goes to zero and the Annual Benefit Payment under the GLWB is paid for life,


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we will treat such payments as income Annuity Payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

We reserve the right to change our tax reporting practices where we determine that they are not in accordance with IRS guidance (whether formal or informal).


AGGREGATION


If you purchase two or more deferred annuity contracts from us (or our affiliates) during the same calendar year, the law requires that all such contracts must be treated as a single contract for purposes of determining whether any payments not received as an annuity (e.g., withdrawals) will be includible in income. Aggregation could affect the amount of a withdrawal that is taxable and subject to the 10% federal income tax penalty described above. Since the IRS may require aggregation in other circumstances as well, you should consult a tax adviser if you are purchasing more than one annuity contract from the same insurance company in a single calendar year. Aggregation does not affect distributions paid in the form of an annuity (see "Taxation of Payments in Annuity Form" below).


EXCHANGES/TRANSFERS


The annuity contract may be exchanged in whole or in part for another annuity contract or a long-term care insurance policy. The partial exchange of an annuity contract may be a tax-free transaction provided that, among other prescribed IRS conditions, no amounts are distributed from either contract involved in the exchange for 180 days following the date of the exchange - other than Annuity Payments made for life, joint lives, or for a term of 10 years or more. Otherwise, a withdrawal or "deemed" distribution may be includible in your taxable income (plus a 10% federal income tax penalty) to the extent that the accumulated value of your annuity exceeds your investment in the contract (your "gain"). Some of the ramifications of a partial exchange remain unclear. If the annuity contract is exchanged in part for an additional annuity contract, a distribution from either contract may be taxable to the extent of the combined gain attributable to both contracts, or only to the extent of your gain in the contract from which the distribution is paid. It is not clear whether this guidance applies to a partial exchange involving long-term care contracts. Consult your tax adviser prior to a partial exchange.


A transfer of ownership of the contract, or the designation of an Annuitant or other Beneficiary who is not also the contract Owner, may result in income or gift tax consequences to the contract Owner. You should consult your tax adviser if you are considering such a transfer or assignment.


DEATH BENEFITS


The death benefit is taxable to the recipient in the same manner as if paid to the contract Owner (under the rules for withdrawals or income payments, whichever is applicable).


After your death, any death benefit determined under the contract must be distributed according to certain rules. The method of distribution that is required depends on whether you die before or after the Annuity Starting Date.


If you die on or after the Annuity Starting Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.


If you die before the Annuity Starting Date, the entire interest in the contract must be distributed within five (5) years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death) and the Beneficiary must be a natural person.


Additionally, if the annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner.


For contracts owned by a non-natural person, the required distribution rules apply upon the death of the Annuitant. If there is more than one Annuitant of a contract held by a non-natural person, then such required distributions will be triggered by the death of the first co-Annuitant.


INVESTOR CONTROL


In certain circumstances, Owners of variable annuity Non-Qualified Contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract Owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of Investment Portfolios available and the flexibility of the contract Owner to allocate Purchase Payments and transfer amounts among the Investment Portfolios have not been addressed in public



                                       49

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rulings. While we believe that the contract does not give the contract Owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract Owner from being treated as the owner of the Separate Account assets supporting the contract.


TAXATION OF PAYMENTS IN ANNUITY FORM


Payments received from the contract in the form of an annuity are taxable as ordinary income to the extent they exceed the portion of the payment determined by applying the exclusion ratio to the entire payment. The exclusion ratio is determined at the time the contract is annuitized (i.e., the accumulated value is converted to an annuity form of distribution). Generally, the applicable exclusion ratio is your investment in the contract divided by the total payments you expect to receive based on IRS factors, such as the form of annuity and mortality. The excludable portion of each Annuity Payment is the return of investment in the contract and it is excludable from your taxable income until your investment in the contract is fully recovered. We will make this calculation for you. However, it is possible that the IRS could conclude that the taxable portion of income payments under a Non-Qualified Contract is an amount greater - or less -- than the taxable amount determined by us and reported by us to you and the IRS.


Once you have recovered the investment in the contract, further Annuity Payments are fully taxable.


If you die before your investment in the contract is fully recovered, the balance of your investment may be deducted on your last tax return, or if Annuity Payments continue after your death, the balance may be recovered by your Beneficiary.


The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between a fixed annuity option and variable investment options, as well as transfers between investment options after the Annuity Starting Date.


Once Annuity Payments have commenced, you may not be able to transfer to another Non-Qualified Contract or a long-term care contract as part of a tax-free exchange.


If the contract allows, you may elect to convert less than the full value of your contract to an annuity form of pay-out (i.e., "partial annuitization"). In this case, your investment in the contract will be pro-rated between the annuitized portion of the contract and the deferred portion. An exclusion ratio will apply to the Annuity Payments as described above, provided the annuity form you elect is payable for at least 10 years or for the life of one or more individuals.


3.8% TAX ON NET INVESTMENT INCOME


Federal tax law imposes a 3.8% Medicare tax on the lesser of:


      (1) the taxpayer's "net investment income," (from non-qualified annuities, interest, dividends, and other investments, offset by specified allowable deductions), or


(2) the taxpayer's modified adjusted gross income in excess of a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately, and $200,000 otherwise).


"Net investment income" in Item 1 above does not include distributions from tax qualified plans, (i.e., arrangements described in Code Sections 401(a), 403(a), 403(b), 408, 408A, or 457(b)), but such income will increase modified adjusted gross income in Item 2 above.


You should consult your tax adviser regarding the applicability of this tax to income under your annuity contract.


PUERTO RICO TAX CONSIDERATIONS


The Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code") taxes distributions from Non-Qualified Contracts differently than in the U.S.


Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 2011 PR Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis.


The amount of income on annuity distributions in annuity form (payable over your lifetime) is also calculated differently under the 2011 PR Code. Since the U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax and the IRS issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 PR Code provides a credit



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against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences.


You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize if you are a resident of Puerto Rico.


QUALIFIED CONTRACTS


INTRODUCTION


The contract may be purchased through certain types of retirement plans that receive favorable treatment under the Code ("tax qualified plans"). Tax-qualified plans include arrangements described in Code Sections 401(a), 401(k), 403(a), 403(b) or tax sheltered annuities (TSA), 408 or "IRAs" (including SEP and SIMPLE IRAs), 408A or "Roth IRAs" or 457 (b) or 457(b) governmental plans. Extensive special tax rules apply to qualified plans and to the annuity contracts used in connection with these plans. Therefore, the following discussion provides only general information about the use of the contract with the various types of qualified plans. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.


The rights to any benefit under the plan will be subject to the terms and conditions of the plan itself as well as the terms and conditions of the contract.


We exercise no control over whether a particular retirement plan or a particular contribution to the plan satisfies the applicable requirements of the Code, or whether a particular individual is entitled to participate or benefit under a plan.


All qualified plans and arrangements receive tax deferral under the Code. Since there are no additional tax benefits in funding such retirement arrangements with an annuity, there should be reasons other than tax deferral for acquiring the annuity within the plan. Such non-tax benefits may include additional insurance benefits, such as the availability of a guaranteed income for life.


A contract may also be available in connection with an employer's non-qualified deferred compensation plan or qualified governmental excess benefit arrangement to provide benefits to certain employees in the plan. The tax rules regarding these plans are complex: please consult your tax adviser about your particular situation.


ACCUMULATION


The tax rules applicable to qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Both the amount of the contribution that may be made and the tax deduction or exclusion that you may claim for that contribution under qualified plans are limited under the Code. See the SAI for a description of qualified plan types and annual current contribution limitations, which are subject to change from year-to-year.


Purchase payments or contributions to IRAs or tax qualified retirement plans of an employer may be taken from current income on a before tax basis or after tax basis. Purchase payments made on a "before tax" basis entitle you to a tax deduction or are not subject to current income tax. Purchase payments made on an "after tax" basis do not reduce your taxable income or give you a tax deduction. Contributions may also consist of transfers or rollovers as described below and are not subject to the annual limitations on contributions.


The contract will accept as a single Purchase Payment a transfer or rollover from another IRA or rollover from an eligible retirement plan of an employer (i.e., 401(a), 401(k), 403(a), 403(b), or governmental 457(b) plan). It will also accept a rollover or transfer from a SIMPLE IRA after the taxpayer has participated in such arrangement for at least two years. As part of the single Purchase Payment, the IRA contract will also accept an IRA contribution subject to the Code limits for the year of purchase.


For income annuities established as "pay-outs" of SIMPLE IRAs, the contract will only accept a single Purchase Payment consisting of a transfer or rollover from another SIMPLE IRA. For income annuities established in accordance with a distribution option under a retirement plan of an employer (e.g., 401(a), 401(k), 403(a), 403(b), or 457(b) plan), the contract will only accept as its single Purchase Payment a transfer from such employer retirement plan.


TAXATION OF ANNUITY DISTRIBUTIONS


If contributions are made on a "before tax" basis, you generally pay income taxes on the full amount of money you receive under the contract. Withdrawals attributable to any after-tax contributions are basis in the contract and not subject to income tax (except for the portion of the withdrawal allocable to earnings, if any).


Under current federal income tax rules, the taxable portion of distributions under annuity contracts and qualified plans



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



(including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.


If you meet certain requirements, your Roth IRA, Roth 403(b) and Roth 401(k) earnings can be received free of federal income taxes.


With respect to IRA contracts, we will withhold a portion of the taxable amount of your withdrawal for income taxes, unless you elect otherwise. The amount we will withhold is determined by the Code.


GUARANTEED LIFETIME WITHDRAWAL BENEFIT


If you have purchased the GLWB, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amount guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Account Value (prior to withdrawal charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to report such withdrawals using the Account Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the Guaranteed Lifetime Withdrawal Benefit exceeds the Account Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.

In the event that the Account Value goes to zero and the Annual Benefit Payment under the GLWB is paid for life, we will treat such payments as income Annuity Payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

We reserve the right to change our tax reporting practices where we determine that they are not in accordance with IRS guidance (whether formal or informal).


WITHDRAWALS PRIOR TO AGE 59 1/2


A taxable withdrawal from a qualified plan which is subject to income tax may also be subject to a 10% federal income tax penalty for "early" distribution if taken prior to age 59 1/2, unless an exception described below applies. The penalty rate is 25% for SIMPLE plan contracts if the withdrawal occurs within the first 2 years of your participation in the plan.


These exceptions include withdrawals made:


(a) on account of your death or disability, or


(b) as part of a series of substantially equal periodic payments payable for your life or joint lives of you and your designated Beneficiary and you are separated from employment.


If you receive systematic payments that you intend to qualify for the "substantially equal periodic payments" exception noted above, any modifications (except due to death or disability) to your payment before age
59 1/2 or within five years after beginning these payments, whichever is later, will result in the retroactive imposition of the 10% federal income tax penalty with interest. Such modifications may include but are not limited to additional Purchase Payments to the contract (including tax-free transfers or rollovers) and additional withdrawals from the contract.


The 10% federal income tax penalty on early distribution does not apply to governmental 457(b) plan contracts. However, it does apply to distributions from 457(b) plans of employers which are state or local governments to the extent that the distribution is attributable to rollovers accepted from other types of eligible retirement plans.


A withdrawal or distribution from a Qualified Contract other than an IRA (including SEPs and SIMPLEs) will avoid the penalty if: (1) the distribution is on separation from employment after age 55; (2) the distribution is made pursuant to a qualified domestic relations order (QDRO); (3) the distribution is to pay deductible medical expenses; or (4) if the distribution is to pay IRS levies (and made after December 31, 1999).


In addition to death, disability and as part of a series of substantially equal periodic payments as indicated above, a withdrawal or distribution from an IRA (including SEPs and SIMPLEs and Roth IRAs) will avoid the penalty: (1) if the distribution is to pay deductible medical expenses; (2) if the distribution is to pay IRS levies (and made after December 31, 1999); (3) if the distribution is used to pay for medical insurance (if you are unemployed), qualified higher education expenses, or for a qualified first time home purchase up to $10,000. Other exceptions may be applicable under certain circumstances and special rules apply or may become applicable in connection with the exceptions enumerated above.



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COMMUTATION FEATURES UNDER INCOME PAYMENT TYPES


Please be advised that the tax consequences resulting from the election of income payment types containing a commutation feature (a feature that allows the Owner to receive a lump sum of the present value of future Annuity Payments) are uncertain and the IRS may determine that the taxable amount of income payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:


o The imposition of a 10% federal income tax penalty on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% federal income tax penalty is in addition to the ordinary income tax on the taxable amount of the commuted value.


o The retroactive imposition of the 10% federal income tax penalty on income payments received prior to the taxpayer attaining age 59 1/2.


o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any income payments made after such commutation.


A payee should consult with his or her own tax adviser prior to electing to annuitize the contract and prior to exercising any commutation feature under an income payment type.


ROLLOVERS


Your contract is non-forfeitable (i.e., not subject to the claims of your creditors) and non-transferable (i.e., you may not transfer it to someone else).


Nevertheless, contracts held in certain employer plans subject to ERISA may be transferred in part pursuant to a QDRO.


Under certain circumstances, you may be able to transfer amounts distributed from your contract to another eligible retirement plan or IRA. For 457(b) plans maintained by non-governmental employers, if certain conditions are met, amounts may be transferred into another 457(b) plan maintained by a non-governmental employer.


You may make rollovers and direct transfers into your SIMPLE IRA annuity contract from another SIMPLE IRA annuity contract or account. Rollovers from another qualified plan can generally be made to your SIMPLE IRA after you have participated in the SIMPLE IRA for at least two years.


Rollovers and direct transfers from a SIMPLE IRA can only be made to another SIMPLE IRA or account during the first two years that you participate in the SIMPLE IRA plan. After this two year period, rollovers and transfers may be made from your SIMPLE IRA into a Traditional IRA or account, as well as into another SIMPLE IRA.


Generally, a distribution may be eligible for rollover but certain types of distributions cannot be rolled over, such as distributions received on account of:


(a) minimum distribution requirements,


(b) financial hardship; or


(c) for a period of ten or more years or for life.


20% WITHHOLDING ON ELIGIBLE ROLLOVER DISTRIBUTIONS


For certain qualified employer plans, we are required to withhold 20% of the taxable portion of your withdrawal that constitutes an "eligible rollover distribution" for federal income taxes. The amount we withhold is determined by the Code. You may avoid withholding if you directly transfer a withdrawal from this contract to another qualified plan or IRA. Similarly, you may be able to avoid withholding on a transfer into this contract from an existing qualified plan you may have with another provider by arranging to have the transfer made directly to us. For taxable withdrawals that are not "eligible rollover distributions," the Code imposes different withholding rules to determine the withholding percentage.


DEATH BENEFITS


The death benefit is taxable to the recipient in the same manner as if paid to the contract Owner or plan participant (under the rules for withdrawals or income payments, whichever is applicable).


Distributions required from a Qualified Contract following your death depend on whether you die before you had converted your contract to an annuity form and started taking Annuity Payments (your Annuity Starting Date).


If you die on or after your Annuity Starting Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.



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If you die before your Annuity Starting Date, the entire interest in the contract must be distributed within five (5) years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death).


Your designated Beneficiary is the person to whom benefit rights under the contract pass by reason of death; the Beneficiary must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years.


If the annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. If your contract permits, your beneficiary spouse may delay the start of these payments until December 31 of the year in which you would have reached age
70 1/2.


Alternatively, your spouse may be able to rollover the death proceeds into another eligible retirement plan in which he or she participates, if permitted under the receiving plan, or he or she may elect to rollover the death proceeds into his or her own IRA.


If your Beneficiary is not your spouse and your plan and contract permit, your Beneficiary may be able to rollover the death proceeds via a direct trustee-to-trustee transfer into an inherited IRA. However, a non-spouse Beneficiary may not treat the inherited IRA as his or her own IRA.


Additionally, for contracts issued in connection with qualified plans subject to ERISA, the spouse or ex-spouse of the Owner may have rights in the contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change annuity options or make a withdrawal from the contract.


REQUIRED MINIMUM DISTRIBUTIONS


Generally, you must begin receiving amounts from your retirement plan by April 1 following the latter of:


(a) the calendar year in which you reach age 70 1/2, or


(b) the calendar year you retire, provided you do not own more than 5% of your employer.


For IRAs (including SEPs and SIMPLEs), you must begin receiving withdrawals by April 1 of the year after you reach age 70 1/2 even if you have not retired.


A tax penalty of 50% applies to the shortfall of any required minimum distribution you fail to receive.


You may not satisfy minimum distributions for one employer's qualified plan (i.e., 401(a), 403(a), 457(b)) with distributions from another qualified plan of the same or a different employer. However, an aggregation rule does apply in the case of IRAs (including SEPs and SIMPLEs) or 403(b) plans. The minimum required distribution is calculated with respect to each IRA, but the aggregate distribution may be taken from any one or more of your IRAs/SEPs. Similarly, the amount of required minimum distribution is calculated separately with respect to each 403(b) arrangement, but the aggregate amount of the required distribution may be taken from any one or more of your 403(b) plan contracts. For SIMPLE IRAs, the aggregate amount of the required distribution may be taken from any one or more of your SIMPLE IRAs.


Complex rules apply to the calculation of these withdrawals. In general, income tax regulations permit income payments to increase based not only with respect to the investment experience of the Investment Portfolios but also with respect to actuarial gains.


The regulations also require that the value of benefits under a deferred annuity including certain death benefits in excess of contract value must be added to the amount credited to your account in computing the amount required to be distributed over the applicable period. We will provide you with additional information regarding the amount that is subject to minimum distribution under this rule. You should consult your own tax adviser as to how these rules affect your own distribution under this rule.


If you intend to receive your minimum distributions which are payable over the joint lives of you and a Beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of you and your non-spousal Beneficiary), be advised that federal tax rules may require that payments be made over a shorter period or may require that payments to the Beneficiary be reduced after your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. You should consult your own tax adviser as to how these rules affect your own contract.


Required minimum distribution rules that apply to other types of IRAs while you are alive do not apply to Roth IRAs. However, in general, the IRA post-death rules with respect to minimum distributions apply to beneficiaries of Roth IRAs.



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ADDITIONAL INFORMATION REGARDING TSA (ERISA AND NON-ERISA) 403(B)


SPECIAL RULES REGARDING EXCHANGES. In order to satisfy tax regulations, contract exchanges within a 403(b) plan must, at a minimum, meet the following requirements: (1) the plan must allow the exchange; (2) the exchange must not result in a reduction in a participant's or a Beneficiary's accumulated benefit: (3) the receiving contract includes distribution restrictions that are no less stringent than those imposed on the contract being exchanged; and (4) if the issuer receiving the exchanges is not part of the plan, the employer enters into an agreement with the issuer to provide information to enable the contract provider to comply with Code requirements. Such information would include details concerning severance from employment, hardship withdrawals, loans and tax basis. You should consult your tax or legal counsel for any advice relating to contract exchanges or any other matter relating to these regulations.

WITHDRAWALS. If you are under age 59 1/2, you generally cannot withdraw money from your TSA contract unless the withdrawal:

(a) related to Purchase Payments made prior to 1989 and pre-1989 earnings on those Purchase Payments;

(b) is exchanged to another permissible investment under your 403(b) plan;

(c) relates to contributions to an annuity contract that are not salary reduction elective deferrals, if your plan allows it;

(d) occurs after you die, leave your job or become disabled (as defined by the Code);

(e) is for financial hardship (but only to the extent of elective deferrals), if your plan allows it;

(f) relates to distributions attributable to certain TSA plan terminations, if the conditions of the Code are met;

(g)        relates to rollover or after-tax contributions; or

(h) is for the purchase of permissive service credit under a governmental defined benefit plan.

In addition, a Section 403(b) contract is permitted to distribute retirement benefits attributable to pre-tax contributions other than elective deferrals to the participant no earlier than upon the earlier of the participant's severance from employment or upon the prior occurrence of some event, such as after a fixed number of years, the attainment of a stated age or disability.


ADDITIONAL INFORMATION REGARDING IRAS


PURCHASE PAYMENTS. Traditional IRA Purchase Payments (except for permissible rollovers and direct transfers) are generally not permitted after you attain age 70 1/2. Except for permissible rollovers and direct transfers, Purchase Payments for individuals are limited in the aggregate to the lesser of 100% of compensation or the deductible amount established each year under the Code. A Purchase Payment up to the deductible amount can also be made for a non-working spouse provided the couple's compensation is at least equal to their aggregate contributions. Individuals age 50 and older are permitted to make additional "catch-up" contributions if they have sufficient compensation. If you or your spouse are an active participant in a retirement plan of an employer, your deductible contributions may be limited. If you exceed Purchase Payment limits you may be subject to a tax penalty.


Roth IRA Purchase Payments for individuals are non-deductible (made on an "after tax" basis) and are limited to the lesser of 100% of compensation or the annual deductible IRA amount. Individuals age 50 and older can make an additional "catch-up" Purchase Payment each year (assuming the individual has sufficient compensation). You may contribute up to the annual Purchase Payment limit if your modified adjusted gross income does not exceed certain limits. You can contribute to a Roth IRA after age 70 1/2. If you exceed Purchase Payment limits, you may be subject to a tax penalty.


WITHDRAWALS. If and to the extent that Traditional IRA Purchase Payments are made on an "after tax" basis, withdrawals would be included in income except for the portion that represents a return of non-deductible Purchase Payments. This portion is generally determined based upon the ratio of all non-deductible Purchase Payments to the total value of all your Traditional IRAs (including SEP IRAs and SIMPLE IRAs). We withhold a portion of the amount of your withdrawal for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.


Generally, withdrawal of earnings from Roth IRAs are free from federal income tax if: (1) they are made at least five taxable years after your first Purchase Payment to a Roth IRA; and (2) they are made on or after the date you reach



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age 59 1/2 and upon your death, disability or qualified first-home purchase (up to $10,000). Withdrawals from a Roth IRA are made first from Purchase Payments and then from earnings. We may be required to withhold a portion of your withdrawal for income taxes, unless you elect otherwise. The amount will be determined by the Code.


CONVERSION. Traditional IRAs may be converted to Roth IRAs. Except to the extent you have non-deductible contributions, the amount converted from an existing Traditional IRA into a Roth IRA is taxable. Generally, the 10% federal income tax penalty does not apply. However, the taxable amount to be converted must be based on the fair market value of the entire annuity contract being converted into a Roth IRA. Such fair market value, in general, is to be determined by taking into account the value of all benefits (both living benefits and death benefits) in addition to the Account Value; as well as adding back certain loads and charges incurred during the prior twelve month period. Your contract may include such benefits and applicable charges. Accordingly, if you are considering such conversion of your annuity contract, please consult your tax adviser. The taxable amount may exceed the Account Value at the date of conversion.


A Roth IRA contract may also be re-characterized as a Traditional IRA, if certain conditions are met. Please consult your tax adviser.


DISTINCTION FOR PUERTO RICO CODE


An annuity contract may be purchased by an employer for an employee under a qualified pension, profit sharing, stock bonus, annuity, or a "cash or deferred" arrangement plan established pursuant to Section 1081.01 of the 2011 PR Code. To be tax qualified under the 2011 PR Code, a plan must comply with the requirements of Section 1081.01(a) of the 2011 PR Code which includes certain participation requirements, among other requirements. A trust created to hold assets for a qualified plan is exempt from tax on its investment income.


CONTRIBUTIONS. The employer is entitled to a current income tax deduction for contributions made to a qualified plan, subject to statutory limitations on the amount that may be contributed each year. The plan contributions by the employer are not required to be included in the current income of the employee.


DISTRIBUTIONS. Any amount received or made available to the employee under the qualified plan is includible in the gross income of the employee in the taxable year in which received or made available. In such case, the amount paid or contributed by the employer shall not constitute consideration paid by the employee for the contract for purposes of determining the amount of Annuity Payments required to be included in the employee's gross income. Thus, amounts actually distributed or made available to any employee under the qualified plan will be included in their entirety in the employee's gross income. The value of accrued benefits in a qualified retirement plan with respect to which the special 8% tax under Puerto Rico Act No. 77-2014 was prepaid will be considered as part of the participant's tax basis in his retirement plan account. Thus, any distributions attributable to the benefits for which such taxes were prepaid will not be subject to income taxes when the same are subsequently received by the participant. However, the investment income and the appreciation in value, if any, accrued on the benefits with respect to which the special tax was prepaid, will be taxed as provided by the tax rules in effect at the time of distribution. Lump-sum proceeds from a Puerto Rico qualified retirement plan due to separation from service will generally be taxed at a 20% capital gain tax rate to be withheld at the source. A special rate of 10% may apply instead, if the plan satisfies the following requirements:


(1) the plan's trust is organized under the laws of Puerto Rico, or has a Puerto Rico resident trustee and uses such trustee as paying agent; and


(2) 10% of all plan's trust assets (calculated based on the average balance of the investments of the trust) attributable to participants who are Puerto Rico residents must be invested in "property located in Puerto Rico" for a three-year period.


If these two requirements are not satisfied, the distribution will generally be subject to the 20% tax rate. The three-year period includes the year of the distribution and the two immediately preceding years. In the case of a defined contribution plan that maintains separate accounts for each participant, the described 10% investment requirement may be satisfied in the accounts of a participant that chooses to invest in such fashion rather than at the trust level. Property located in Puerto Rico includes shares of stock of a Puerto Rico registered investment company, fixed or variable annuities issued by a domestic insurance company or by a foreign insurance corporation that derives more than 80% of its gross income from sources within Puerto Rico, and bank deposits. The PR 2011 Code does not impose a penalty tax in cases of early (premature) distributions from a qualified plan.



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You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution if you are a resident of Puerto Rico.


ROLLOVER. Deferral of the recognition of income continues upon the receipt of a distribution by a participant from a qualified plan, if the distribution is contributed to another qualified retirement plan or traditional individual retirement account for the employee's benefit no later than sixty (60) days after the distribution.


ERISA CONSIDERATIONS. In the context of a Puerto Rico qualified retirement plan trust, the IRS has held that the transfer of assets and liabilities from a qualified retirement plan trust under the Code to that type of plan would generally be treated as a distribution includible in gross income for U.S. income tax purposes even if the Puerto Rico retirement plan is a plan described in ERISA Section 1022(i)(1). By contrast, a transfer from a qualified retirement plan trust under the Code to a Puerto Rico qualified retirement plan trust that has made an election under ERISA Section 1022(i)(2) is not treated as a distribution from the transferor plan for U.S. income tax purposes because a Puerto Rico retirement plan that has made an election under ERISA Section 1022(i)(2) is treated as a qualified retirement plan for purposes Code Section 401(a). The IRS has determined that the above described rules prescribing the inclusion in income of transfers of assets and liabilities to a Puerto Rico retirement plan trust described in ERISA Section 1022(i)(1) would be applicable to transfers taking effect after December 31, 2012. Notwithstanding the above, the IRS has recently held that a Puerto Rico retirement plan described in ERISA
Section 1022(i)(1) may participate in a 81-100 group trust because it permits said plan to diversify its investments without adverse tax consequences to the group trust or its investors.


Similar to the IRS in Revenue Ruling 2013-17, the U.S. Department of Labor issued DOL Technical Release No. 2013-04 on September 18, 2013, providing that, where the Secretary of Labor has authority to regulate with respect to the provisions of ERISA dealing with the use of the term "spouse," spouse will be read to refer to any individuals who are lawfully married under any state law, including same-sex spouses, and without regard to whether their state of domicile recognizes same-sex marriage. Thus, for ERISA purposes as well as Federal tax purposes, an employee benefit plan participant who marries a person of the same sex in a jurisdiction that recognizes same-sex marriage will continue to be treated as married even if the couple moves to a jurisdiction that does not recognize same-sex marriage.




11. OTHER INFORMATION

BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY


Brighthouse Life Insurance Company of NY (BLNY) is a stock life insurance company organized under the laws of the State of New York on December 31, 1992, as First Xerox Life Insurance Company. On June 1, 1995, we changed our name to First Cova Life Insurance Company. On February 12, 2001 we changed our name to First MetLife Investors Insurance Company. We changed our name to Brighthouse Life Insurance Company of NY on March 6, 2017. We are a wholly-owned subsidiary of, and controlled by, MetLife, Inc. (MetLife). MetLife, through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. BLNY is licensed to do business only in the State of New York.


In 2016, MetLife announced plans to pursue the separation of a substantial portion of its U.S. retail business. MetLife currently intends to separate into two separate publicly traded companies. In furtherance of this, a newly formed Delaware holding company, Brighthouse Financial, Inc. ("Brighthouse Financial") was formed. MetLife expects to take the first step in the separation transaction in the first half of 2017. MetLife plans to distribute at least 80.1% of Brighthouse Financial's common stock to holders of MetLife, Inc. common stock (the "Distribution"). MetLife expects to ultimately dispose of its remaining interest in Brighthouse Financial as soon as practicable following the Distribution, but in no event later than five years after the Distribution. MetLife expects that, following the Distribution, BLNY will no longer be a subsidiary of MetLife and will be a wholly-owned indirect subsidiary of Brighthouse Financial.


THE SEPARATE ACCOUNT


We have established a Separate Account, Brighthouse Variable Annuity Account B (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under New York insurance law on December 31, 1992. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.



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The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.


We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we will notify you of any such changes and we guarantee that the modification will not affect your Account Value.


We are obligated to pay all money we owe under the contracts -- such as death benefits and income payments -- even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit or optional Guaranteed Lifetime Withdrawal Benefit rider that exceeds the assets in the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. BLNY is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.


The investment advisers to certain of the Investment Portfolios offered with the contracts or with other variable annuity contracts issued through the Separate Account may be regulated as Commodity Pool Operators. While it does not concede that the Separate Account is a commodity pool, BLNY has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodities Exchange Act (CEA), and is not subject to registration or regulation as a pool operator under the CEA.


DISTRIBUTOR


We have entered into a distribution agreement with our affiliate, Brighthouse Securities, LLC (Distributor), 11225 North Community House Road, Charlotte, NC 28277, for the distribution of the contracts. We are affiliated with Distributor because we are both under common control of MetLife, Inc. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.


Distributor, and in certain cases, we, have entered into selling agreements with other selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team and registered representatives also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.


All of the Investment Portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the Investment Portfolios. (See the Investment Portfolio prospectuses for more information.) These payments range up to 0.55% of Separate Account assets invested in the particular Investment Portfolio.


SELLING FIRMS


As noted above, Distributor, and in certain cases, we, have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their



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sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Registered representatives of the selling firms may also receive non-cash compensation, pursuant to their firm's guidelines, directly from us or Distributor.


COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional Purchase Payments to selling firms is 6% of Purchase Payments, along with annual trail commissions up to 0.25% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement.


We also pay commissions when a contract Owner elects to begin receiving regular income payments (referred to as "Annuity Payments"). (See "Annuity Payments (The Income Phase).") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips, certain gifts, prizes, and awards.


Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.


ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected unaffiliated selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms, the amount of which depends on cumulative periodic (usually quarterly) sales of our insurance contracts (including the contracts offered by this prospectus) and may also depend on meeting thresholds in the sale of certain of our insurance contracts (other than the contracts offered by this prospectus). They may also include payments we make to cover the cost of marketing or other support services provided for or by registered representatives who may sell our products. Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on Account Values of our variable insurance contracts (including Account Values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with selling firms identified in the Statement of Additional Information.


The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information -- "Distribution" for a list of selling firms that received compensation during 2015, as well as the range of additional compensation paid.)


REQUESTS AND ELECTIONS


We will treat your request for a contract transaction, or your submission of a Purchase Payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a Purchase Payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the



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request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10426, Des Moines, IA 50306-0426. If you send your Purchase Payments or transaction requests to an address other than the one we have designated for receipt of such Purchase Payments or requests, we may return the Purchase Payment to you, or there may be a delay in applying the Purchase Payment or transaction to your contract.


Requests for service may be made:


o  Through your registered representative


o By telephone at (888) 556-5412, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday


o  In writing to our Annuity Service Center


o  By fax at (877) 549-5850 or


o  By Internet at www.brighthousefinancial.com


Some of the requests for service that may be made by telephone or Internet include transfers of Account Value (see "Investment Options - Transfers - Transfers By Telephone or Other Means") and changes to the allocation of future Purchase Payments (see "Purchase - Allocation of Purchase Payments"). We may from time to time permit requests for other types of transactions to be made by telephone or Internet. All transaction requests must be in Good Order. Contact us for further information. Some selling firms may restrict the ability of their registered representatives to convey transaction requests by telephone or Internet on your behalf.


We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to Beneficiaries and Ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.


GOOD ORDER. A request or transaction generally is considered in Good Order if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes to the extent applicable to the transaction: your completed application; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Portfolios affected by the requested transaction; the signatures of all contract Owners (exactly as indicated on the contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your registered representative before submitting the form or request.


TELEPHONE AND COMPUTER SYSTEMS. Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should



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make your transaction request in writing to our Annuity Service Center.


CYBERSECURITY. Our variable annuity contract business is largely conducted through digital communications and data storage networks and systems operated by us and our service providers or other business partners (e.g., the Investment Portfolios and the firms involved in the distribution and sale of our variable annuity contracts). For example, many routine operations, such as processing Owners' requests and elections and day-to-day recordkeeping, are all executed through computer networks and systems.


We have established administrative and technical controls and a business continuity plan to protect our operations against cybersecurity breaches. Despite these protocols, a cybersecurity breach could have a material, negative impact on Brighthouse and the Separate Account, as well as individual Owners and their contracts. Our operations also could be negatively affected by a cybersecurity breach at a third party, such as a governmental or regulatory authority or another participant in the financial markets.


Cybersecurity breaches can be intentional or unintentional events, and can occur through unauthorized access to computer systems, networks or devices; infection from computer viruses or other malicious software code; or attacks that shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality. Cybersecurity breaches can interfere with our processing of contract transactions, including the processing of transfer orders from our website or with the Investment Portfolios; impact our ability to calculate Accumulation Unit values; cause the release and possible destruction of confidential Owner or business information; or impede order processing or cause other operational issues. Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage this risk at all times.


CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed.


OWNERSHIP


OWNER. You, as the Owner of the contract, have all the interest and rights under the contract.


These rights include the right to:


o  change the Beneficiary.


o change the Annuitant before the Annuity Date (subject to our underwriting and administrative rules).


o  assign the contract (subject to limitation).


o  change the payment option.


o exercise all other rights, benefits, options and privileges allowed by the contract or us.


The Owner is as designated at the time the contract is issued, unless changed. Any change of Owner is subject to our underwriting rules in effect at the time of the request.


JOINT OWNER. The contract can be owned by Joint Owners, limited to two natural persons. Upon the death of either Owner, the surviving Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated.


BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die. If Joint Owners are named, unless you tell us otherwise, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary (unless you tell us otherwise).


ABANDONED PROPERTY REQUIREMENTS. Every state has unclaimed property laws which generally declare non-ERISA annuity contracts to be abandoned after a period of inactivity of three to five years from the contract's maturity date (the latest day on which annuity payments may begin under the contract) or the date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. (Escheatment is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent your contract's proceeds from being paid to the state's abandoned or unclaimed property office, it is important that you update your Beneficiary designations, including addresses, if and as they change. Please call (888) 556-5412 to make such changes.


ANNUITANT. The Annuitant is the natural person(s) on whose life we base Annuity Payments. You can change the Annuitant at any time prior to the Annuity Date, unless an Owner is not a natural person. Any reference to Annuitant includes any joint Annuitant under an Annuity Option. The Owner and the Annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code.


ASSIGNMENT. You can assign a Non-Qualified Contract at any time during your lifetime. If the contract is assigned absolutely, we will treat it as a change of ownership and all rights will be transferred. We will not be bound by the assignment until the written notice of the assignment is received by us. We will not be liable for any payment or other action we take in accordance with the contract before we receive the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.


If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.


LEGAL PROCEEDINGS


In the ordinary course of business, BLNY, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.


It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, BLNY does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of Brighthouse Securities, LLC to perform its contract with the Separate Account or of BLNY to meet its obligations under the contracts.


FINANCIAL STATEMENTS


Our financial statements and the financial statements of the Separate Account have been included in the SAI.


TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


     Company


     Independent Registered Public Accounting Firm


     Additional Information


     Custodian


     Distribution


      Reduction or Elimination of the Withdrawal Charge


     Calculation of Performance Information


     Total Return

      Historical Unit Values
      Reporting Agencies


     Annuity Provisions


     Variable Annuity

      Fixed Annuity
      Mortality and Expense Guarantee


     Legal or Regulatory Restrictions on Transactions


     Additional Federal Tax Considerations


     Financial Statements

APPENDIX A

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each Investment Portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.









            INVESTMENT PORTFOLIO                           INVESTMENT OBJECTIVE
-------------------------------------------- -----------------------------------------------
 AIM VARIABLE INSURANCE FUNDS
 (INVESCO VARIABLE INSURANCE
 FUNDS) -- SERIES II

 Invesco V.I. Equity and Income Fund         Seeks both capital appreciation and current
                                             income.
 Invesco V.I. International Growth Fund      Seeks long-term growth of capital.
 AMERICAN FUNDS INSURANCE
 SERIES(R) -- CLASS 4

 American Funds Bond Fund                    Seeks as high a level of current income as is
                                             consistent with the preservation of capital.
 American Funds Global Growth Fund           Seeks long-term growth of capital.
 American Funds Global Small Capital-        Seeks long-term growth of capital.
 ization Fund
 American Funds Growth-Income Fund           Seeks long-term growth of capital and
                                             income.
 BRIGHTHOUSE FUNDS TRUST I

 AB Global Dynamic Allocation                Seeks capital appreciation and current
 Portfolio -- Class B*                       income.
 Allianz Global Investors Dynamic            Seeks total return.
 Multi-Asset Plus Portfolio -- Class B*
 American Funds(R) Balanced Allocation       Seeks a balance between a high level of
 Portfolio -- Class C+                       current income and growth of capital, with a
                                             greater emphasis on growth of capital.
 American Funds(R) Growth                    Seeks to achieve growth of capital.
 Portfolio -- Class C
 American Funds(R) Moderate Allocation       Seeks a high total return in the form of
 Portfolio -- Class C+                       income and growth of capital, with a greater
                                             emphasis on income.
 AQR Global Risk Balanced                    Seeks total return.
 Portfolio -- Class B*
 BlackRock Global Tactical Strategies        Seeks capital appreciation and current
 Portfolio -- Class B*                       income.
 BlackRock High Yield Portfolio -- Class B   Seeks to maximize total return, consistent
                                             with income generation and prudent
                                             investment management.
 Brighthouse Asset Allocation 100            Seeks growth of capital.
 Portfolio -- Class B
 Brighthouse Balanced Plus                   Seeks a balance between a high level of
 Portfolio -- Class B*                       current income and growth of capital, with a
                                             greater emphasis on growth of capital.



            INVESTMENT PORTFOLIO                   INVESTMENT ADVISER/SUBADVISER
-------------------------------------------- ----------------------------------------
 AIM VARIABLE INSURANCE FUNDS
 (INVESCO VARIABLE INSURANCE
 FUNDS) -- SERIES II

 Invesco V.I. Equity and Income Fund         Invesco Advisers, Inc.
 Invesco V.I. International Growth Fund      Invesco Advisers, Inc.
 AMERICAN FUNDS INSURANCE
 SERIES(R) -- CLASS 4

 American Funds Bond Fund                    Capital Research and Management
                                             Company
 American Funds Global Growth Fund           Capital Research and Management
                                             Company
 American Funds Global Small Capital-        Capital Research and Management
 ization Fund                                Company
 American Funds Growth-Income Fund           Capital Research and Management
                                             Company
 BRIGHTHOUSE FUNDS TRUST I

 AB Global Dynamic Allocation                Brighthouse Investment Advisers, LLC
 Portfolio -- Class B*                       Subadviser: AllianceBernstein L.P.
 Allianz Global Investors Dynamic            Brighthouse Investment Advisers, LLC
 Multi-Asset Plus Portfolio -- Class B*      Subadviser: Allianz Global Investors
                                             U.S. LLC
 American Funds(R) Balanced Allocation       Brighthouse Investment Advisers, LLC
 Portfolio -- Class C+
 American Funds(R) Growth                    Brighthouse Investment Advisers, LLC;
 Portfolio -- Class C                        Capital Research and Management
                                             Company
 American Funds(R) Moderate Allocation       Brighthouse Investment Advisers, LLC
 Portfolio -- Class C+
 AQR Global Risk Balanced                    Brighthouse Investment Advisers, LLC
 Portfolio -- Class B*                       Subadviser: AQR Capital Management, LLC
 BlackRock Global Tactical Strategies        Brighthouse Investment Advisers, LLC
 Portfolio -- Class B*                       Subadviser: BlackRock Financial
                                             Management, Inc.
 BlackRock High Yield Portfolio -- Class B   Brighthouse Investment Advisers, LLC
                                             Subadviser: BlackRock Financial
                                             Management, Inc.
 Brighthouse Asset Allocation 100            Brighthouse Investment Advisers, LLC
 Portfolio -- Class B
 Brighthouse Balanced Plus                   Brighthouse Investment Advisers, LLC
 Portfolio -- Class B*                       Subadviser: Overlay Portion: Pacific
                                             Investment Management Company LLC

          INVESTMENT PORTFOLIO                         INVESTMENT OBJECTIVE
---------------------------------------- ------------------------------------------------
 Brighthouse/Aberdeen Emerging Markets   Seeks capital appreciation.
 Equity Portfolio -- Class B
 Clarion Global Real Estate              Seeks total return through investment in real
 Portfolio -- Class B                    estate securities, emphasizing both capital
                                         appreciation and current income.
 Harris Oakmark International            Seeks long-term capital appreciation.
 Portfolio -- Class B
 Invesco Balanced-Risk Allocation        Seeks total return.
 Portfolio -- Class B*
 Invesco Comstock Portfolio -- Class B   Seeks capital growth and income.
 Invesco Mid Cap Value                   Seeks high total return by investing in equity
 Portfolio -- Class B                    securities of mid-sized companies.
 Invesco Small Cap Growth                Seeks long-term growth of capital.
 Portfolio -- Class B
 JPMorgan Global Active Allocation       Seeks capital appreciation and current
 Portfolio -- Class B*                   income.
 Loomis Sayles Global Markets            Seeks high total investment return through a
 Portfolio -- Class B                    combination of capital appreciation and
                                         income.
 MetLife Multi-Index Targeted Risk       Seeks a balance between growth of capital
 Portfolio -- Class B*                   and current income, with a greater emphasis
                                         on growth of capital.
 MFS(R) Research International           Seeks capital appreciation.
 Portfolio -- Class B
 Morgan Stanley Mid Cap Growth           Seeks capital appreciation.
 Portfolio -- Class B
 PanAgora Global Diversified Risk        Seeks total return.
 Portfolio -- Class B*
 Pyramis(R) Government Income            Seeks a high level of current income,
 Portfolio -- Class B*                   consistent with preservation of principal.
 Pyramis(R) Managed Risk                 Seeks total return.
 Portfolio -- Class B*
 Schroders Global Multi-Asset            Seeks capital appreciation and current
 Portfolio -- Class B*                   income.
 SSGA Growth and Income ETF              Seeks growth of capital and income.
 Portfolio -- Class B+
 T. Rowe Price Large Cap Value           Seeks long-term capital appreciation by
 Portfolio -- Class B                    investing in common stocks believed to be
                                         undervalued. Income is a secondary
                                         objective.
 BRIGHTHOUSE FUNDS TRUST II

 BlackRock Bond Income                   Seeks a competitive total return primarily
 Portfolio -- Class B                    from investing in fixed-income securities.
 BlackRock Ultra-Short Term Bond         Seeks a high level of current income
 Portfolio -- Class B                    consistent with preservation of capital.
 Brighthouse Asset Allocation 20         Seeks a high level of current income, with
 Portfolio -- Class B+                   growth of capital as a secondary objective.
 Brighthouse Asset Allocation 40         Seeks high total return in the form of income
 Portfolio -- Class B+                   and growth of capital, with a greater
                                         emphasis on income.
 Brighthouse Asset Allocation 60         Seeks a balance between a high level of
 Portfolio -- Class B+                   current income and growth of capital, with a
                                         greater emphasis on growth of capital.



          INVESTMENT PORTFOLIO                   INVESTMENT ADVISER/SUBADVISER
---------------------------------------- ---------------------------------------------
 Brighthouse/Aberdeen Emerging Markets   Brighthouse Investment Advisers, LLC
 Equity Portfolio -- Class B             Subadviser: Aberdeen Asset Managers
                                         Limited
 Clarion Global Real Estate              Brighthouse Investment Advisers, LLC
 Portfolio -- Class B                    Subadviser: CBRE Clarion Securities LLC
 Harris Oakmark International            Brighthouse Investment Advisers, LLC
 Portfolio -- Class B                    Subadviser: Harris Associates L.P.
 Invesco Balanced-Risk Allocation        Brighthouse Investment Advisers, LLC
 Portfolio -- Class B*                   Subadviser: Invesco Advisers, Inc.
 Invesco Comstock Portfolio -- Class B   Brighthouse Investment Advisers, LLC
                                         Subadviser: Invesco Advisers, Inc.
 Invesco Mid Cap Value                   Brighthouse Investment Advisers, LLC
 Portfolio -- Class B                    Subadviser: Invesco Advisers, Inc.
 Invesco Small Cap Growth                Brighthouse Investment Advisers, LLC
 Portfolio -- Class B                    Subadviser: Invesco Advisers, Inc.
 JPMorgan Global Active Allocation       Brighthouse Investment Advisers, LLC
 Portfolio -- Class B*                   Subadviser: J.P. Morgan Investment
                                         Management Inc.
 Loomis Sayles Global Markets            Brighthouse Investment Advisers, LLC
 Portfolio -- Class B                    Subadviser: Loomis, Sayles & Company, L.P.
 MetLife Multi-Index Targeted Risk       Brighthouse Investment Advisers, LLC
 Portfolio -- Class B*                   Subadviser: Overlay Portion: MetLife
                                         Investment Advisors, LLC
 MFS(R) Research International           Brighthouse Investment Advisers, LLC
 Portfolio -- Class B                    Subadviser: Massachusetts Financial Services
                                         Company
 Morgan Stanley Mid Cap Growth           Brighthouse Investment Advisers, LLC
 Portfolio -- Class B                    Subadviser: Morgan Stanley Investment
                                         Management Inc.
 PanAgora Global Diversified Risk        Brighthouse Investment Advisers, LLC
 Portfolio -- Class B*                   Subadviser: PanAgora Asset Management,
                                         Inc.
 Pyramis(R) Government Income            Brighthouse Investment Advisers, LLC
 Portfolio -- Class B*                   Subadviser: FIAM LLC
 Pyramis(R) Managed Risk                 Brighthouse Investment Advisers, LLC
 Portfolio -- Class B*                   Subadviser: FIAM LLC
 Schroders Global Multi-Asset            Brighthouse Investment Advisers, LLC
 Portfolio -- Class B*                   Subadvisers: Schroder Investment
                                         Management North America Inc.; Schroder
                                         Investment Management North America
                                         Limited
 SSGA Growth and Income ETF              Brighthouse Investment Advisers, LLC
 Portfolio -- Class B+                   Subadviser: SSGA Funds Management, Inc.
 T. Rowe Price Large Cap Value           Brighthouse Investment Advisers, LLC
 Portfolio -- Class B                    Subadviser: T. Rowe Price Associates, Inc.
 BRIGHTHOUSE FUNDS TRUST II

 BlackRock Bond Income                   Brighthouse Investment Advisers, LLC
 Portfolio -- Class B                    Subadviser: BlackRock Advisors, LLC
 BlackRock Ultra-Short Term Bond         Brighthouse Investment Advisers, LLC
 Portfolio -- Class B                    Subadviser: BlackRock Advisors, LLC
 Brighthouse Asset Allocation 20         Brighthouse Investment Advisers, LLC
 Portfolio -- Class B+
 Brighthouse Asset Allocation 40         Brighthouse Investment Advisers, LLC
 Portfolio -- Class B+
 Brighthouse Asset Allocation 60         Brighthouse Investment Advisers, LLC
 Portfolio -- Class B+

            INVESTMENT PORTFOLIO                          INVESTMENT OBJECTIVE
------------------------------------------- -----------------------------------------------
 Brighthouse Asset Allocation 80            Seeks growth of capital.
 Portfolio -- Class B
 Brighthouse/Wellington Core Equity         Seeks to provide a growing stream of income
 Opportunities Portfolio -- Class B         over time and, secondarily, long-term capital
                                            appreciation and current income.
 MetLife Aggregate Bond Index               Seeks to track the performance of the
 Portfolio -- Class G*                      Barclays U.S. Aggregate Bond Index.
 Western Asset Management Strategic Bond    Seeks to maximize total return consistent
 Opportunities Portfolio -- Class B         with preservation of capital.
 Western Asset Management                   Seeks to maximize total return consistent
 U.S. Government Portfolio -- Class B       with preservation of capital and maintenance
                                            of liquidity.
 FIDELITY(R) VARIABLE INSURANCE
 PRODUCTS -- SERVICE CLASS 2

 Contrafund(R) Portfolio                    Seeks long-term capital appreciation.
 Mid Cap Portfolio                          Seeks long-term growth of capital.
 FRANKLIN TEMPLETON VARIABLE
 INSURANCE PRODUCTS TRUST -- CLASS 2

 Franklin Income VIP Fund                   Seeks to maximize income while maintaining
                                            prospects for capital appreciation.
 Franklin Mutual Shares VIP Fund            Seeks capital appreciation, with income as a
                                            secondary goal.
 Franklin Small Cap Value VIP Fund          Seeks long-term total return.
 Templeton Global Bond VIP Fund             Seeks high current income, consistent with
                                            preservation of capital, with capital
                                            appreciation as a secondary consideration.
 LEGG MASON PARTNERS VARIABLE
 EQUITY TRUST -- CLASS II

 ClearBridge Variable Aggressive Growth     Seeks capital appreciation.
 Portfolio
 ClearBridge Variable Appreciation          Seeks long-term capital appreciation.
 Portfolio
 ClearBridge Variable Dividend Strategy     Seeks dividend income, growth of dividend
 Portfolio                                  income and long-term capital appreciation.
 ClearBridge Variable Small Cap Growth      Seeks long-term growth of capital.
 Portfolio
 LEGG MASON PARTNERS VARIABLE
 INCOME TRUST -- CLASS II

 Western Asset Variable Global High Yield   Seeks to maximize total return.
 Bond Portfolio
 OPPENHEIMER VARIABLE ACCOUNT
 FUNDS -- SERVICE SHARES

 Oppenheimer Main Street Small Cap          Seeks capital appreciation.
 Fund(R)/VA
 PIONEER VARIABLE CONTRACTS
 TRUST -- CLASS II

 Pioneer Mid Cap Value VCT Portfolio        Seeks capital appreciation by investing in a
                                            diversified portfolio of securities consisting
                                            primarily of common stocks.



            INVESTMENT PORTFOLIO                  INVESTMENT ADVISER/SUBADVISER
------------------------------------------- -----------------------------------------
 Brighthouse Asset Allocation 80            Brighthouse Investment Advisers, LLC
 Portfolio -- Class B
 Brighthouse/Wellington Core Equity         Brighthouse Investment Advisers, LLC
 Opportunities Portfolio -- Class B         Subadviser: Wellington Management
                                            Company LLP
 MetLife Aggregate Bond Index               Brighthouse Investment Advisers, LLC
 Portfolio -- Class G*                      Subadviser: MetLife Investment Advisors,
                                            LLC
 Western Asset Management Strategic Bond    Brighthouse Investment Advisers, LLC
 Opportunities Portfolio -- Class B         Subadviser: Western Asset Management
                                            Company
 Western Asset Management                   Brighthouse Investment Advisers, LLC
 U.S. Government Portfolio -- Class B       Subadviser: Western Asset Management
                                            Company
 FIDELITY(R) VARIABLE INSURANCE
 PRODUCTS -- SERVICE CLASS 2

 Contrafund(R) Portfolio                    Fidelity Management & Research Company
                                            Subadviser: FMR Co., Inc.
 Mid Cap Portfolio                          Fidelity Management & Research Company
                                            Subadviser: FMR Co., Inc.
 FRANKLIN TEMPLETON VARIABLE
 INSURANCE PRODUCTS TRUST -- CLASS 2

 Franklin Income VIP Fund                   Franklin Advisers, Inc.
 Franklin Mutual Shares VIP Fund            Franklin Mutual Advisers, LLC
 Franklin Small Cap Value VIP Fund          Franklin Advisory Services, LLC
 Templeton Global Bond VIP Fund             Franklin Advisers, Inc.
 LEGG MASON PARTNERS VARIABLE
 EQUITY TRUST -- CLASS II

 ClearBridge Variable Aggressive Growth     Legg Mason Partners Fund Advisor, LLC
 Portfolio                                  Subadviser: ClearBridge Investments, LLC
 ClearBridge Variable Appreciation          Legg Mason Partners Fund Advisor, LLC
 Portfolio                                  Subadviser: ClearBridge Investments, LLC
 ClearBridge Variable Dividend Strategy     Legg Mason Partners Fund Advisor, LLC
 Portfolio                                  Subadviser: ClearBridge Investments, LLC
 ClearBridge Variable Small Cap Growth      Legg Mason Partners Fund Advisor, LLC
 Portfolio                                  Subadviser: ClearBridge Investments, LLC
 LEGG MASON PARTNERS VARIABLE
 INCOME TRUST -- CLASS II

 Western Asset Variable Global High Yield   Legg Mason Partners Fund Advisor, LLC
 Bond Portfolio                             Subadvisers: Western Asset Management
                                            Company; Western Asset Management
                                            Company Limited; Western Asset
                                            Management Company Pte. Ltd.
 OPPENHEIMER VARIABLE ACCOUNT
 FUNDS -- SERVICE SHARES

 Oppenheimer Main Street Small Cap          OFI Global Asset Management, Inc.
 Fund(R)/VA                                 Subadviser: OppenheimerFunds, Inc.
 PIONEER VARIABLE CONTRACTS
 TRUST -- CLASS II

 Pioneer Mid Cap Value VCT Portfolio        Pioneer Investment Management, Inc.

* If you elect the GLWB rider, you must allocate at least 80% of your Purchase Payments and Account Value among these Investment Portfolios. (See
"Purchase -- Investment Allocation Restrictions for Certain
Riders -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB.") These Investment Portfolios are also available for investment if you do not elect the GLWB rider.


+ If you elect the GLWB rider, you are permitted to allocate up to 20% of your Purchase Payments and Account Value among these Investment Portfolios. (See "Purchase -- Investment Allocation Restrictions for Certain
Riders -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB.") These Investment Portfolios are also available for investment if you do not elect the

GLWB rider.

                      This page intentionally left blank.

APPENDIX B

INVESTMENT PORTFOLIOS: MARKETING NAMES AND PROSPECTUS NAMES

In other written materials outside of this prospectus, we may market certain Investment Portfolios using different names. The following table lists the marketing names and the prospectus names for those Investment Portfolios that have marketing names.



MARKETING NAME                                        PROSPECTUS NAME
---------------------------------------------------   -----------------------------------------
         ClearBridge Variable Aggressive Growth       ClearBridge Variable Aggressive Growth
                                                      Portfolio
         ClearBridge Variable Appreciation            ClearBridge Variable Appreciation
                                                      Portfolio
         ClearBridge Variable Dividend Strategy       ClearBridge Variable Dividend Strategy
                                                      Portfolio
         ClearBridge Variable Small Cap Growth        ClearBridge Variable Small Cap Growth
                                                      Portfolio
         Fidelity VIP Contrafund(R) Portfolio         Contrafund(R) Portfolio
         Fidelity VIP Mid Cap Portfolio               Mid Cap Portfolio
         Ultra-Short Term Bond Portfolio              BlackRock Ultra-Short Term Bond
                                                      Portfolio
         Western Asset Variable Global High Yield     Western Asset Variable Global High Yield
         Bond                                         Bond Portfolio

                      This page intentionally left blank.

APPENDIX C

GUARANTEED LIFETIME WITHDRAWAL BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the GLWB rider. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the Investment Portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND EXPENSES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES. The GLWB rider does not establish or guarantee an Account Value or minimum return for any Investment Portfolio. The Benefit Base cannot be taken as a lump sum. Values are rounded for display purposes only.


BENEFIT BASE


The initial Benefit Base is equal to your initial Purchase Payment. The Benefit Base is increased by any additional Purchase Payments. The Benefit Base may also increase by the Rollup Rate, if applicable, and any Automatic Step-Ups, as described below. The Benefit Base may be reduced for certain types of withdrawals, as described below.


A. WITHDRAWALS


Withdrawals Prior to the Lifetime Withdrawal Age
------------------------------------------------


There is no Annual Benefit Payment prior to the Lifetime Withdrawal Age, so any withdrawal that occurs prior to the Lifetime Withdrawal Age will decrease the Benefit Base in the same proportion that the withdrawal reduces the Account Value. This adjustment is calculated using the amount of the withdrawal (including withdrawal charges, if any) divided by the Account Value prior to the withdrawal (a "Proportional Adjustment").


Example:
-------


 Assume you make an initial Purchase Payment of $100,000. Your initial Account Value would be $100,000 and your initial Benefit Base would be $100,000. Assume due to poor market performance your Account Value is reduced to $80,000 and you decide to make a $10,000 withdrawal. Since this withdrawal is made prior to the Lifetime Withdrawal Age, there will be a Proportional Adjustment to the Benefit Base. The Proportional Adjustment is equal to your withdrawal amount ($10,000) divided by your Account Value before such withdrawal ($80,000), which equals 12.5%. Your Benefit Base would be reduced to $87,500 ($100,000 reduced by 12.5%).


Withdrawals After the Lifetime Withdrawal Age
---------------------------------------------


Any withdrawal that occurs after the Lifetime Withdrawal Age is either a Non-Excess Withdrawal or an Excess Withdrawal.


A "Non-Excess Withdrawal" is a withdrawal that does not exceed, or cause the cumulative withdrawals for the current Contract Year to exceed, the Annual Benefit Payment. Non-Excess Withdrawals do not reduce the Benefit Base, but reduce your Account Value by the amount of each withdrawal.


An "Excess Withdrawal" is a withdrawal that exceeds, or causes the cumulative withdrawals for the current Contract Year to exceed, the Annual Benefit Payment. Any Excess Withdrawal(s), and any subsequent withdrawals that occur in that Contract Year, will result in a Proportional Adjustment to the Benefit Base.


The Benefit Base is multiplied by the applicable GLWB Withdrawal Rate while the Account Value is greater than zero to determine your Annual Benefit Payment. The Benefit Base is multiplied by the applicable GLWB Lifetime Guarantee Rate to determine your Annual Benefit Payment if your Account Value is reduced to zero and lifetime payments are to begin.


Examples:
--------


 Assume you make an initial Purchase Payment of $100,000. Your initial Account Value would be $100,000 and your initial Benefit Base would be $100,000. Also assume the GLWB Withdrawal Rate is 5%, making your Annual Benefit Payment $5,000 ($100,000 x 5%).

     Non-Excess Withdrawals
     ----------------------


 You decide to make a $5,000 withdrawal. Since this withdrawal is made after the Lifetime Withdrawal Age and does not exceed the Annual Benefit Payment of $5,000, your Benefit Base of $100,000 is not reduced by such withdrawal.


     Excess Withdrawals
     ------------------


 Assume due to poor market performance your Account Value is reduced to $80,000 and you decide to make a $10,000 withdrawal, which reduces your Account Value to $70,000 ($80,000 - $10,000). Since your $10,000 withdrawal exceeds your Annual Benefit Payment of $5,000, there will be a Proportional Adjustment to your Benefit Base. The Proportional Adjustment is equal to the withdrawal amount ($10,000) divided by the Account Value before such withdrawal ($80,000), which equals 12.5%. The Benefit Base would be reduced to $87,500 ($100,000 reduced by 12.5%). In addition, after such withdrawal, the Annual Benefit Payment would be reset equal to $4,375 (5% x $87,500).


 Assume instead that you withdrew $10,000 in two separate withdrawals (on different days) of $5,000 and $5,000. Your first withdrawal of $5,000 reduces your Account Value to $75,000 ($80,000 - $5,000). Since your first withdrawal of $5,000 does not exceed your Annual Benefit Payment of $5,000, there is no Proportional Adjustment to your Benefit Base. Your second withdrawal (on a subsequent day) of $5,000 reduces your Account Value to $70,000 ($75,000 - $5,000). Since such withdrawal causes your cumulative withdrawals ($5,000 + $5,000 = $10,000) for the current Contract Year to exceed the Annual Benefit Payment of $5,000, there will be a Proportional Adjustment to the Benefit Base. The Proportional Adjustment is equal to the entire amount of the second withdrawal ($5,000) divided by the Account Value before such withdrawal ($75,000), which equals 6.7%. The Benefit Base would be reduced to $93,300 ($100,000 reduced by 6.7%).


B. ROLLUP RATE


On each contract anniversary on or before the Rollup Rate Period End Date, if no withdrawals occurred in the previous Contract Year, the Benefit Base will be increased by an amount equal to the Rollup Rate multiplied by the Benefit Base before such increase.


The Benefit Base will not be increased by the Rollup Rate if: (1) a withdrawal has occurred in the Contract Year ending immediately prior to that contract anniversary, or (2) after the Rollup Rate Period End Date. The Rollup Rate is applied before deducting any rider charge and before taking into account any Automatic Step-Up occurring on such contract anniversary.


Example:
--------


 Assume you make an initial Purchase Payment of $100,000. Your initial Account Value would be $100,000 and your initial Benefit Base would be $100,000. Also assume the GLWB Withdrawal Rate is 5%, making your Annual Benefit Payment $5,000 ($100,000 x 5%).


 If your Rollup Rate is 5%, your Benefit Base will increase by 5% on each contract anniversary until the Rollup Rate Period End Date, provided that no withdrawals occur in the previous Contract Year. If a withdrawal is not taken in the first Contract Year, your Benefit Base would increase to $105,000 ($100,000 x 105%). Also, if the Benefit Base is increased by the Rollup Rate, the Annual Benefit Payment will be recalculated to $5,250 ($105,000 x 5%).


If a withdrawal is taken in any Contract Year prior to the Rollup Rate Period End Date, the Benefit Base would not be increased by the Rollup Rate on the following contract anniversary.


After the Rollup Rate Period End Date, the Benefit Base is not increased by the Rollup Rate.


C. AUTOMATIC STEP-UP


On each contract anniversary prior to your 91st birthday, an Automatic Step-Up will occur if the Account Value on that date exceeds the Benefit Base immediately before the Automatic Step-Up. An Automatic Step-Up: (1) increases the Benefit Base to the Account Value; (2) increases the Annual Benefit Payment to equal the GLWB Withdrawal Rate multiplied by the Benefit Base after the Automatic Step-Up; and (3) may increase the rider charge.

Example:
-------


 Assume you make an initial Purchase Payment of $100,000. Your initial Account Value would be $100,000 and your initial Benefit Base would be $100,000. Also assume your Annual Benefit Payment $5,000 ($100,000 x 5%) but no withdrawals have been made so the GLWB Withdrawal Rate is not determined for the life of the rider by the first withdrawal. At the first contract anniversary, assume your Account Value has increased to $110,000 due to good market performance. The Automatic Step-Up will increase the Benefit Base from $100,000 to $110,000 and reset the Annual Benefit Payment to $5,500 ($110,000 x 5%).


 At the second contract anniversary, assume your Account Value has increased to $120,000 due to good market performance. The Automatic Step-Up will increase the Benefit Base from $110,000 to $120,000 and reset the Annual Benefit Payment to $6,000 ($120,000 x 5%).


 On the third through the eighth contract anniversaries, assume your Account Value does not exceed the Benefit Base due to poor market performance and no withdrawals are made. No Automatic Step-Up will take place on any of the third through eighth contract anniversaries; however, the Benefit Base would increase by the Rollup Rate, as described above.


 At the ninth contract anniversary, assume your Account Value has increased to $150,000 due to good market performance, which is greater than the Benefit Base immediately before the contract anniversary. The Automatic Step-Up will increase the Benefit Base from $120,000 to $150,000. Also assume that you are now at an age that the GLWB Withdrawal Rate has increased from 5% to 6%. Your Annual Benefit Payment will be reset to $9,000 ($150,000 x 6%).


ILLUSTRATIVE GLWB EXAMPLE


The graph below is an illustration that incorporates several concepts of the GLWB rider.


Please note:
------------


o The graph assumes no withdrawals occur until after the Lifetime Withdrawal
Age.


o The graph assumes no withdrawals occur until the Rollup Rate Period End Date is reached.


o The graph assumes Account Value fluctuation in order to illustrate Automatic Step-Ups, followed by Account Value decline, reducing to zero in order to illustrate lifetime income payments.


o The graph assumes that the no change in the Annual Benefit Payment when the Account Value is reduced to zero (the GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate are assumed to be the same).


o The graph shows the "Benefit Base had Automatic Step-Ups not occurred" for the purpose of illustrating the impact of Automatic Step-Ups only (i.e., Benefit Base only increased by the Rollup Rate).


[GRAPHIC APPEARS HERE]

APPENDIX D

DEATH BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the Principal Protection death benefit and the Annual Step-Up death benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the investment allocation made by a contract Owner and the investment experience of the Investment Portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND EXPENSES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES.



PRINCIPAL PROTECTION DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the Principal Protection death benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.



                                                         DATE                          AMOUNT
                                            ------------------------------   -------------------------
   A    Initial Purchase Payment                      10/1/2017              $100,000
   B    Account Value                                 10/1/2018              $104,000
                                             (First Contract Anniversary)
   C    Death Benefit                              As of 10/1/2018           $104,000
                                                                             (= greater of A and B)
   D    Account Value                                 10/1/2019              $ 90,000
                                            (Second Contract Anniversary)
   E    Death Benefit                                 10/1/2019              $100,000
                                                                             (= greater of A and D)
   F    Withdrawal                                    10/2/2019              $  9,000
   G    Percentage Reduction in Account               10/2/2019                        10%
        Value                                                                (= F/D)
   H    Account Value after Withdrawal                10/2/2019              $ 81,000
                                                                             (= D-F)
   I    Purchase Payments Reduced for              As of 10/2/2019           $ 90,000
        Withdrawal                                                           (= A-(A x G))
   J    Death Benefit                                 10/2/2019              $ 90,000
                                                                             (= greater of H and I)

Notes to Example
----------------


Purchaser is age 60 at issue.


The Account Values on 10/1/2019 and 10/2/2019 are assumed to be equal prior to the withdrawal.

ANNUAL STEP-UP DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the Annual Step-Up death benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.



                                                              DATE                          AMOUNT
                                                 ------------------------------   -------------------------
   A    Initial Purchase Payment                           10/1/2017              $100,000
   B    Account Value                                      10/1/2018              $104,000
                                                  (First Contract Anniversary)
   C    Death Benefit (Highest Anniversary              As of 10/1/2018           $104,000
        Value)                                                                    (= greater of A and B)
   D    Account Value                                      10/1/2019              $ 90,000
                                                 (Second Contract Anniversary)
   E    Death Benefit (Highest Contract Year               10/1/2019              $104,000
        Anniversary)                                                              (= greater of B and D)
   F    Withdrawal                                         10/2/2019              $  9,000
   G    Percentage Reduction in Account                    10/2/2019                        10%
        Value                                                                     (= F/D)
   H    Account Value after Withdrawal                     10/2/2019              $ 81,000
                                                                                  (= D-F)
   I    Highest Anniversary Value Reduced               As of 10/2/2019           $ 93,600
        for Withdrawal                                                            (= E-(E x G))
   J    Death Benefit                                      10/2/2019              $ 93,600
                                                                                  (= greater of H and I)

Notes to Example
----------------


Purchaser is age 60 at issue.


The Account Values on 10/1/2019 and 10/2/2019 are assumed to be equal prior to the withdrawal.

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY

                     BRIGHTHOUSE VARIABLE ANNUITY ACCOUNT B


                                      AND


                    BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY


                           BRIGHTHOUSE PRIME OPTIONS

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED MARCH 6, 2017, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.


THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT: P.O. BOX 10426, DES MOINES, IOWA 50306-0426, OR CALL (888) 556-5412.


THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED MARCH 6, 2017.

SAI-NYPRIMEOPTIONS
                                       1

TABLE OF CONTENTS                                           PAGE
  COMPANY..................................................    3
  INDEPENDENT REGISTERED PUBLIC ACCOUNTING
  FIRM.....................................................    3
  ADDITIONAL INFORMATION...................................    4
  CUSTODIAN................................................    4
  DISTRIBUTION.............................................    4
  Reduction or Elimination of the Withdrawal Charge........    6
  CALCULATION OF PERFORMANCE INFORMATION...................    6
  Total Return.............................................    6
  Historical Unit Values...................................    7
  Reporting Agencies.......................................    7
  ANNUITY PROVISIONS.......................................    7
  Variable Annuity.........................................    7
  Fixed Annuity............................................    9
  Mortality and Expense Guarantee..........................    9
  LEGAL OR REGULATORY RESTRICTIONS ON
  TRANSACTIONS.............................................    9
  ADDITIONAL FEDERAL TAX CONSIDERATIONS....................    9
  FINANCIAL STATEMENTS.....................................   13

COMPANY

Brighthouse Life Insurance Company of NY (BLNY or the Company) is a stock life insurance company organized under the laws of the State of New York on December 31, 1992, as First Xerox Life Insurance Company. On June 1, 1995, the Company changed its name to First Cova Life Insurance Company. On February 12, 2001 the Company changed its name to First MetLife Investors Insurance Company. The Company changed its name to Brighthouse Life Insurance Company of NY on March 6, 2017. As of March 6, 2017, the Company is a wholly owned subsidiary of MetLife, Inc. (MetLife). MetLife, through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. BLNY is licensed to do business only in the State of New York.

On December 31, 2002, MetLife entered into a net worth maintenance agreement with the Company. Under the agreement, MetLife agreed, without limitation as to the amount, to cause the Company to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2016, the capital and surplus of the Company was in excess of these minimum capital and surplus levels. MetLife and the Company entered into the agreement in part to enhance and maintain the financial strength of the Company as set forth in the agreement. Creditors of the Company (including its policyholders) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of the Company with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to the Company. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Standard & Poor's Corp. without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.

In 2016, MetLife announced plans to pursue the separation of a substantial portion of its U.S. retail business. MetLife currently intends to separate into two separate publicly traded companies. In furtherance of this, a newly formed Delaware holding company, Brighthouse Financial, Inc. (Brighthouse Financial) was formed. MetLife expects to take the first step in the separation transaction in the first half of 2017. MetLife plans to distribute at least 80.1% of Brighthouse Financial's common stock to holders of MetLife, Inc. common stock (the Distribution). MetLife expects to ultimately dispose of its remaining interest in Brighthouse Financial as soon as practicable following the Distribution, but in no event later than five years after the Distribution. MetLife expects that, following the Distribution, BLNY will no longer be a subsidiary of MetLife and will be a wholly-owned indirect subsidiary of Brighthouse Financial.


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and financial highlights as of and for the year ended December 31, 2015 comprising each of the Sub-Accounts of First MetLife Investors Variable Annuity Account One included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements, and the related financial statement schedules, as of and for the year ended December 31, 2015 of First MetLife Investors Insurance Company (the "Company") included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and the related schedules and includes an explanatory paragraph regarding the Company being a member of a controlled group of affiliated companies such that its results may not be indicative of those of a stand-alone entity as described in Note 1). Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements, and the related financial statement schedules, incorporated by reference in this Statement of Additional Information from MetLife, Inc. and subsidiaries' ("Metife's") Annual Report on Form 10-K for the year ended December 31, 2016, and the effectiveness of MetLife's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, New York 10112-0015.


ADDITIONAL INFORMATION

As noted above in the "Company" section of this Statement of Additional Information, MetLife has entered into a net worth maintenance agreement with the Company. As permitted by SEC rules, we are incorporating by reference into this Statement of Additional Information the following documents or portions thereof, as described, which have been filed with the SEC, which means that these documents or portions thereof, as described, are legally a part of this Statement of Additional Information:

(i) The consolidated financial statements and financial statement schedules from MetLife and subsidiaries' Annual Report on Form 10-K for the year ended December 31, 2016, filed on March 1, 2017 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

You should only consider MetLife's financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above as bearing on the ability of MetLife to meet its obligations under the net worth maintenance agreement.


CUSTODIAN

Brighthouse Life Insurance Company of NY, 285 Madison Avenue, New York, NY 10017, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.

The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.

Brighthouse Securities, LLC (Distributor) serves as principal underwriter for the contracts. Distributor and the Company are affiliates because they are both under common control of MetLife, Inc. Distributor's home office is located at 11225 North Community House Road, Charlotte, NC 28277. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.

MetLife Investors Distribution Company (MLIDC) served as principal underwriter for contracts issued from the Separate Account prior to March 6, 2017. MLIDC received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:



                                             Aggregate Amount of
                                             Commissions Retained
                   Aggregate Amount of       by Distributor After
                   Commissions Paid to       Payments to Selling
 Fiscal year           Distributor                  Firms
-------------     ---------------------     ---------------------
  2015            $29,097,680               $0
  2014            $30,378,728               $0
  2013            $32,062,560               $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.

As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2015 ranged from $0 to $13,121,738.* The amount of commissions paid to selected selling firms during 2015 ranged from $0 to $5,437,250. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected selling firms during 2015 ranged from $0 to $14,273,188.*

* For purposes of calculating this range, the additional compensation (non-commission) amounts received by a selling firm includes additional compensation received by the firm for the sale of insurance products issued by our affiliates Metropolitan Life Insurance Company and MetLife Insurance Company USA.

In view of the fact that the contracts are newly offered, no commissions were paid in connection with the contracts.

The following list sets forth the names of selling firms that received additional compensation in 2015 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products. The selling firms are listed in alphabetical order.

AIG Advisory Group, Inc.
Ameriprise Financial Services, Inc.
BBVA Compass Investment Solutions, Inc.
Capital Investments Group, Inc.
Centaurus Financial, Inc.
Cetera Advisor Networks LLC
Cetera Advisors LLC
Cetera Financial Group
Cetera Financial Specialists LLC
Cetera Investment Services LLC
CFD Investment, Inc.
Citigroup Global Markets, Inc.
Commonwealth Financial Network
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Equity Services, Inc.
Essex National Securities, Inc.
First Allied Securities, Inc.
Founders Financial Securities, LLC
FSC Securities Corporation
Girard Securities, Inc.

H. D. Vest Investment Services, Inc.
Invest Financial Corp.
Investacorp, Inc.
Investment Centers of America, Inc.
Investment Professionals, Inc.
J.P. Turner & Company, L.L.C.
Janney Montgomery Scott, LLC
Key Investment Services LLC
Legend Equities Corporation
Lincoln Financial Advisors Corporation
Lincoln Financial Securities Corporation
Lincoln Investment Planning, LLC.
LPL Financial LLC
Merrill Lynch, Inc.
Morgan Stanley Smith Barney, LLC
National Planning Corporation
National Planning Holdings
Navy Federal Brokerage Services, LLC
NEXT Financial Group
NFP Securities, Inc.
Parkland Securities, LLC
PFS Investments Inc.
Planning Corporation of America
ProEquities, Inc.
Raymond James & Associates, Inc.
Raymond James Financial Services, Inc.
RBC Wealth Management
Royal Alliance Associates, Inc.
SagePoint Financial, Inc.
Santander Securities, LLC.
Securities America, Inc.
Sigma Financial Corporation
Signator Financial Services, Inc.
Signator Investors, Inc.
SII Investments, Inc.
Sorrento Pacific Financial, LLC
Stifel, Nicolaus & Company, Incorporated
Summit Brokerage Services, Inc.
TFS Securities, Inc.
Transamerica Financial Advisors, Inc.
Triad Advisors, Inc.
U.S. Bancorp Investments, Inc.
UBS Financial Services, Inc.
UVEST Financial Services Group Inc.
ValMark Securities, Inc.
Voya Financial Advisors, Inc.
Voya Financial Partners, LLC

VSR Financial Services, Inc.
Wells Fargo Advisors, LLC
Wells Fargo Advisors Financial Network, LLC
Wescom Financial Services, LLC
Woodbury Financial Services, Inc.

There are other broker dealers who receive compensation for servicing our contracts, and the Account Value of the contracts or the amount of added Purchase Payments received may be included in determining their additional compensation, if any.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:

1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2. The total amount of Purchase Payments to be received will be considered. Per contract sales expenses are likely to be less on larger Purchase Payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the withdrawal charge.

The withdrawal charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person. In lieu of a withdrawal charge waiver, we may provide an Account Value credit.


CALCULATION OF PERFORMANCE INFORMATION

TOTAL RETURN

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an Investment Portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the Separate Account product charges (including death benefit rider charges), the expenses for the underlying Investment Portfolio being advertised and any applicable account fee, withdrawal charges and/or GLWB rider charge. For purposes of calculating performance information, the GLWB rider charge may be reflected as a percentage of Account Value or other theoretical benefit base. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

  P (1 + T)n = ERV

Where:

  P = a hypothetical initial payment of $1,000

  T = average annual total return
  n = number of years

  ERV =           ending redeemable value at the end of the time periods used
                      (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a withdrawal charge or GLWB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each Investment Portfolio will fluctuate over time, and any presentation of the Investment Portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.


HISTORICAL UNIT VALUES

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the Investment Portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.


REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.


ANNUITY PROVISIONS


VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.

The Adjusted Contract Value (the Account Value, less any applicable premium taxes, account fee, and any prorated rider charge) will be applied to the applicable Annuity Table to determine the first Annuity Payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a Business Day no more than five (5) Business Days before the Annuity Date. The dollar amount of the first variable Annuity Payment is determined as follows: The first variable Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate variable Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and Annuity Option elected. If, as of the annuity calculation date, the then current variable Annuity Option rates applicable to this class of contracts provide a first Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.

The dollar amount of variable Annuity Payments after the first payment is determined as follows:

1. the dollar amount of the first variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Investment Portfolio as of the annuity calculation date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units for each applicable Investment Portfolio remains fixed during the annuity period, unless you transfer values from the Investment Portfolio to another Investment Portfolio;

2. the fixed number of Annuity Units per payment in each Investment Portfolio is multiplied by the Annuity Unit value for that Investment Portfolio for the Business Day for which the Annuity Payment is being calculated. This result is the dollar amount of the payment for each applicable Investment Portfolio, less any account fee. The account fee will be deducted pro rata out of each Annuity Payment.

The total dollar amount of each variable Annuity Payment is the sum of all Investment Portfolio variable Annuity Payments.

ANNUITY UNIT -- The initial Annuity Unit value for each Investment Portfolio of the Separate Account was set by us.

The subsequent Annuity Unit value for each Investment Portfolio is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for the Investment Portfolio for the current Business Day and multiplying the result by a factor for each day since the last Business Day which represents the daily equivalent of the AIR you elected.

(1) the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.

(2) the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

NET INVESTMENT FACTOR -- The net investment factor for each Investment Portfolio is determined by dividing A by B and multiplying by (1-C) where:

A is (i) the net asset value per share of the portfolio at the end of the current Business Day; plus

     (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current Business Day.

B is the net asset value per share of the portfolio for the immediately preceding Business Day.

C is (i) the Separate Account product charges and for each day since the last Business Day. The daily charge is equal to the annual Separate Account product charges divided by 365; plus

     (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:

o You may not make a transfer from the fixed Annuity Option to the variable Annuity Option;

o Transfers among the subaccounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the subaccount to which the transfer is made, so that the next Annuity Payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units; and

o You may make a transfer from the variable Annuity Option to the fixed Annuity Option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by

     "(b)" multiplied by "(c)", where (a) is the number of Annuity Units representing your interest in the subaccount per Annuity Payment; (b) is the Annuity Unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the Annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the Annuity Date for the Annuity Option elected. Amounts transferred to the fixed Annuity Option will be applied under the Annuity Option elected at the attained age of the Annuitant at the time of the transfer using the fixed Annuity Option table. If at the time of transfer, the then current fixed Annuity Option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and Annuity Unit values will be determined as of the end of the Business Day on which the Company receives a notice.


FIXED ANNUITY

A fixed annuity is a series of payments made during the Annuity Phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value is determined on the annuity calculation date, which is a Business Day no more than five (5) Business Days before the Annuity Date. This value will be used to determine a fixed Annuity Payment. The monthly Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current Annuity Option rates applicable to this class of contracts provide an Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.


MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS

If mandated under applicable law, the Company may be required to reject a Purchase Payment. The Company may also be required to block a contract Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making Annuity Payments until instructions are received from the appropriate regulator.


ADDITIONAL FEDERAL TAX CONSIDERATIONS


NON-QUALIFIED CONTRACTS

DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. Failure to meet these standards would result in immediate taxation to contract Owners of gains under their contracts. Inadvertent failure to meet these standards may be correctable.

CHANGES TO TAX RULES AND INTERPRETATIONS

Changes to applicable tax rules and interpretations can adversely affect the tax treatment of your contract. These changes may take effect retroactively.

We reserve the right to amend your contract where necessary to maintain its status as a variable annuity contract under federal tax law and to protect you and other contract Owners in the Investment Portfolios from adverse tax consequences.

3.8% INVESTMENT TAX

The 3.8% investment tax applies to investment income earned in households making at least $250,000 ($200,000 single) and will result in the following top tax rates on investment income:


 Capital Gains       Dividends       Other
---------------     -----------     ------
     23.8%            43.4%         43.4%

The table above also incorporates the scheduled increase in the capital gains rate from 15% to 20%, and the scheduled increase in the dividends rate from 15% to 39.6%.


QUALIFIED CONTRACTS

Annuity contracts purchased through tax qualified plans are subject to limitations imposed by the Code and regulations as a condition of tax qualification. There are various types of tax qualified plans which have certain beneficial tax consequences for contract Owners and plan participants.

TYPES OF QUALIFIED PLANS

The following list includes individual account-type plans which may hold an annuity contract as described in the Prospectus. Except for Traditional IRAs, they are established by an employer for participation of its employees.

IRA
Established by an individual, or employer as part of an employer plan.

SIMPLE
Established by a for-profit employer with fewer than 100 employees, based on IRA accounts for each participant.

SEP
Established by a for-profit employer, based on IRA accounts for each participant. Employer only contributions.

401(K), 401(A)
Established by for-profit employers, Section 501(c)(3) tax exempt and non-tax exempt entities, Indian Tribes.

403(B) TAX SHELTERED ANNUITY ("TSA")
Established by Section 501(c)(3) tax exempt entities, public schools (K-12), public colleges, universities, churches, synagogues and mosques.

457(B) GOVERNMENTAL SPONSOR
Established by state and local governments, public schools (K-12), public colleges and universities.

457(B) NON-GOVERNMENTAL SPONSOR
Established by a tax-exempt entity. Under a non-governmental plan, which must be a tax-exempt entity under Section 501(c) of the Code, all such investments of the plan are owned by and are subject to the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

ADDITIONAL INFORMATION REGARDING 457(B) PLANS
A 457(b) plan may provide a one-time election to make special one-time "catch-up" contributions in one or more of the participant's last three taxable years ending before the participant's normal retirement age under the plan. Participants in governmental 457(b) plans may not use both the age 50 or older catch-up and the special one-time catch-up contribution in the same taxable year. In general, contribution limits with respect to elective deferral and to age 50 plus catch-up contributions are not aggregated with contributions under the other types of qualified plans for the purposes of determining the limitations applicable to participants.

403(A)
If your benefit under the 403(b) plan is worth more than $5,000, the Code requires that your annuity protect your spouse if you die before you receive any payments under the annuity or if you die while payments are being made. You may waive these requirements with the written consent of your spouse. In general, designating a Beneficiary other than your spouse is considered a waiver and requires your spouse's written consent. Waiving these requirements may cause your monthly benefit to increase during your lifetime. Special rules apply to the withdrawal of excess contributions.

ROTH ACCOUNT
Individual or employee plan contributions made to certain plans on an after-tax basis. An IRA may be established as a Roth IRA, and 401(k), 403(b) and 457(b) plans may provide for Roth accounts.

ERISA

If your plan is subject to ERISA and you are married, the income payments, withdrawal provisions, and methods of payment of the death benefit under your contract may be subject to your spouse's rights as described below.

Generally, the spouse must give qualified consent whenever you elect to:

(a) choose income payments other than on a qualified joint and survivor annuity basis ("QJSA") (one under which we make payments to you during your lifetime and then make payments reduced by no more than 50% to your spouse for his or her remaining life, if any): or choose to waive the qualified pre-retirement survivor annuity benefit ("QPSA") (the benefit payable to the surviving spouse of a participant who dies with a vested interest in an accrued retirement benefit under the plan before payment of the benefit has begun);

(b) make certain withdrawals under plans for which a qualified consent is required;

(c)        name someone other than the spouse as your Beneficiary; or

(d)        use your accrued benefit as security for a loan exceeding $5,000.

Generally, there is no limit to the number of your elections as long as a qualified consent is given each time. The consent to waive the QJSA must meet certain requirements, including that it be in writing, that it acknowledges the identity of the designated Beneficiary and the form of benefit selected, dated, signed by your spouse, witnessed by a notary public or plan representative, and that it be in a form satisfactory to us. The waiver of the QJSA generally must be executed during the 180 day period (90 days for certain loans) ending on the date on which income payments are to commence, or the withdrawal or the loan is to be made, as the case may be. If you die before benefits commence, your surviving spouse will be your Beneficiary unless he or she has given a qualified consent otherwise.

The qualified consent to waive the QPSA benefit and the Beneficiary designation must be made in writing that acknowledges the designated Beneficiary, dated, signed by your spouse, witnessed by a notary public or plan representative and in a form satisfactory to us. Generally, there is no limit to the number of Beneficiary designations as long as a qualified consent accompanies each designation. The waiver of and the qualified consent for the QPSA benefit generally may not be given until the plan year in which you attain age 35. The waiver period for the QPSA ends on the date of your death.

If the present value of your benefit is worth $5,000 or less, your plan generally may provide for distribution of your entire interest in a lump sum without spousal consent.

COMPARISON OF PLAN LIMITS FOR INDIVIDUAL CONTRIBUTIONS

(1)   IRA: elective contribution: $5,500; catch-up contribution: $1,000

(2)   SIMPLE: elective contribution: $12,500; catch-up contribution: $3,000

(3)   401(K): elective contribution: $18,000; catch-up contribution: $6,000

(4)   SEP/401(A): (employer contributions only)

(5)   403(B) (TSA): elective contribution: $18,000; catch-up contribution:
      $6,000

(6)   457(B): elective contribution: $18,000; catch-up contribution: $6,000

Dollar limits are for 2017 and subject to cost-of-living adjustments in future years. Employer-sponsored individual account plans (other than 457(b) plans) may provide for additional employer contributions such that total annual plan contributions do not exceed the greater of $54,000 or 25% of an employee's compensation for 2017.

FEDERAL ESTATE TAXES

While no attempt is being made to discuss the federal estate tax implications of the contract, you should bear in mind that the value of an annuity contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX

Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract Owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state and foreign taxation with respect to an annuity contract purchase.

FINANCIAL STATEMENTS

The audited financial statements and financial highlights at and for the fiscal year ended December 31, 2015 and the unaudited financial statements at and for the nine months ended September 30, 2016 comprising each of the Sub-Accounts of the Separate Account and the audited financial statements at and for the fiscal year ended December 31, 2015 and unaudited financial statements at and for the nine months ended September 30, 2016 of the Company are included herein.

The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Contract Owners of
First MetLife Investors Variable Annuity Account One and Board of Directors of
First MetLife Investors Insurance Company

We have audited the accompanying statements of assets and liabilities of First MetLife Investors Variable Annuity Account One (the "Separate Account") of First MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Note 2.A as of December 31, 2015, the related statements of operations for the year then ended, the statements of changes in net assets for the respective stated periods in the two years then ended, and the financial highlights in Note 8 for the respective stated periods in the five years then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2015, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2015, the results of their operations for the year then ended, the changes in their net assets for the respective stated periods in the two years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 25, 2016

This page is intentionally left blank.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                    STATEMENTS OF ASSETS AND LIABILITIES
                              DECEMBER 31, 2015


                                                                                             AMERICAN FUNDS
                                                AMERICAN FUNDS        AMERICAN FUNDS          GLOBAL SMALL         AMERICAN FUNDS
                                                     BOND              GLOBAL GROWTH         CAPITALIZATION            GROWTH
                                                  SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------   -------------------   --------------------   -------------------
ASSETS:
   Investments at fair value...............  $         10,165,135   $        24,248,674   $          4,660,587   $        52,129,179
   Due from First MetLife Investors
     Insurance Company.....................                     1                    --                     --                    --
                                             --------------------   -------------------   --------------------   -------------------
       Total Assets........................            10,165,136            24,248,674              4,660,587            52,129,179
                                             --------------------   -------------------   --------------------   -------------------
LIABILITIES:
   Accrued fees............................                    10                    28                     19                    22
   Due to First MetLife Investors
     Insurance Company.....................                    --                    --                     --                     2
                                             --------------------   -------------------   --------------------   -------------------
       Total Liabilities...................                    10                    28                     19                    24
                                             --------------------   -------------------   --------------------   -------------------

NET ASSETS.................................  $         10,165,126   $        24,248,646   $          4,660,568   $        52,129,155
                                             ====================   ===================   ====================   ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units......  $         10,165,126   $        24,248,646   $          4,660,568   $        52,099,325
   Net assets from contracts in payout.....                    --                    --                     --                29,830
                                             --------------------   -------------------   --------------------   -------------------
       Total Net Assets....................  $         10,165,126   $        24,248,646   $          4,660,568   $        52,129,155
                                             ====================   ===================   ====================   ===================


 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2015


                                             AMERICAN FUNDS       FIDELITY VIP          FIDELITY VIP          FIDELITY VIP
                                              GROWTH-INCOME        CONTRAFUND           EQUITY-INCOME            MID CAP
                                               SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............  $        27,208,042  $        19,202,012  $             71,816  $        15,335,681
   Due from First MetLife Investors
     Insurance Company..................                   --                   --                    --                   --
                                          -------------------  -------------------  --------------------  -------------------
        Total Assets....................           27,208,042           19,202,012                71,816           15,335,681
                                          -------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   13                   29                    13                    3
   Due to First MetLife Investors
     Insurance Company..................                   --                    1                    --                   --
                                          -------------------  -------------------  --------------------  -------------------
        Total Liabilities...............                   13                   30                    13                    3
                                          -------------------  -------------------  --------------------  -------------------

NET ASSETS..............................  $        27,208,029  $        19,201,982  $             71,803  $        15,335,678
                                          ===================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        27,180,035  $        19,201,982  $             71,803  $        15,335,678
   Net assets from contracts in payout..               27,994                   --                    --                   --
                                          -------------------  -------------------  --------------------  -------------------
        Total Net Assets................  $        27,208,029  $        19,201,982  $             71,803  $        15,335,678
                                          ===================  ===================  ====================  ===================

                                             FTVIPT FRANKLIN       FTVIPT FRANKLIN     FTVIPT FRANKLIN      FTVIPT TEMPLETON
                                               INCOME VIP         MUTUAL SHARES VIP  SMALL CAP VALUE VIP       FOREIGN VIP
                                               SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $         21,171,009  $         3,653,876  $         3,343,162  $         11,534,555
   Due from First MetLife Investors
     Insurance Company..................                    --                    1                   --                     1
                                          --------------------  -------------------  -------------------  --------------------
        Total Assets....................            21,171,009            3,653,877            3,343,162            11,534,556
                                          --------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    12                   14                   15                    26
   Due to First MetLife Investors
     Insurance Company..................                    --                   --                   --                    --
                                          --------------------  -------------------  -------------------  --------------------
        Total Liabilities...............                    12                   14                   15                    26
                                          --------------------  -------------------  -------------------  --------------------

NET ASSETS..............................  $         21,170,997  $         3,653,863  $         3,343,147  $         11,534,530
                                          ====================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         21,170,997  $         3,653,863  $         3,343,147  $         11,526,951
   Net assets from contracts in payout..                    --                   --                   --                 7,579
                                          --------------------  -------------------  -------------------  --------------------
        Total Net Assets................  $         21,170,997  $         3,653,863  $         3,343,147  $         11,534,530
                                          ====================  ===================  ===================  ====================

                                            FTVIPT TEMPLETON        INVESCO V.I.
                                             GLOBAL BOND VIP      EQUITY AND INCOME
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  -------------------
ASSETS:
   Investments at fair value............  $         11,391,239  $        17,872,671
   Due from First MetLife Investors
     Insurance Company..................                    --                   --
                                          --------------------  -------------------
        Total Assets....................            11,391,239           17,872,671
                                          --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    10                    5
   Due to First MetLife Investors
     Insurance Company..................                     1                   --
                                          --------------------  -------------------
        Total Liabilities...............                    11                    5
                                          --------------------  -------------------

NET ASSETS..............................  $         11,391,228  $        17,872,666
                                          ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         11,391,228  $        17,872,666
   Net assets from contracts in payout..                    --                   --
                                          --------------------  -------------------
        Total Net Assets................  $         11,391,228  $        17,872,666
                                          ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2015


                                                                       LMPVET                LMPVET                LMPVET
                                              INVESCO V.I.      CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE
                                          INTERNATIONAL GROWTH    AGGRESSIVE GROWTH       APPRECIATION        DIVIDEND STRATEGY
                                               SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value............   $        10,351,537  $        17,489,467   $         23,566,963   $        14,325,594
   Due from First MetLife Investors
     Insurance Company..................                    --                   --                     --                    --
                                          --------------------  --------------------  --------------------  --------------------
       Total Assets.....................            10,351,537           17,489,467             23,566,963            14,325,594
                                          --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    19                   35                      8                    33
   Due to First MetLife Investors
     Insurance Company..................                    --                   --                     16                    --
                                          --------------------  --------------------  --------------------  --------------------
       Total Liabilities................                    19                   35                     24                    33
                                          --------------------  --------------------  --------------------  --------------------

NET ASSETS..............................   $        10,351,518  $        17,489,432   $         23,566,939   $        14,325,561
                                          ====================  ====================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $        10,351,518  $        17,460,698   $         23,566,939   $        14,325,561
   Net assets from contracts in payout..                    --               28,734                     --                    --
                                          --------------------  --------------------  --------------------  --------------------
       Total Net Assets.................   $        10,351,518  $        17,489,432   $         23,566,939   $        14,325,561
                                          ====================  ====================  ====================  ====================

                                                 LMPVET                LMPVET                LMPVET               LMPVET QS
                                          CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE   LEGG MASON VARIABLE
                                            LARGE CAP GROWTH       LARGE CAP VALUE      SMALL CAP GROWTH     CONSERVATIVE GROWTH
                                               SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value............  $            233,683   $           349,516   $         4,612,970  $         2,433,705
   Due from First MetLife Investors
     Insurance Company..................                    --                    --                    --                   --
                                          --------------------  --------------------  --------------------  --------------------
       Total Assets.....................               233,683               349,516             4,612,970            2,433,705
                                          --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    22                    23                    32                   14
   Due to First MetLife Investors
     Insurance Company..................                     1                    --                     1                    1
                                          --------------------  --------------------  --------------------  --------------------
       Total Liabilities................                    23                    23                    33                   15
                                          --------------------  --------------------  --------------------  --------------------

NET ASSETS..............................  $            233,660   $           349,493   $         4,612,937  $         2,433,690
                                          ====================  ====================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $            233,660   $           349,493   $         4,612,937  $         2,433,690
   Net assets from contracts in payout..                    --                    --                    --                   --
                                          --------------------  --------------------  --------------------  --------------------
       Total Net Assets.................  $            233,660   $           349,493   $         4,612,937  $         2,433,690
                                          ====================  ====================  ====================  ====================

                                                LMPVET QS            LMPVET QS
                                           LEGG MASON VARIABLE  LEGG MASON VARIABLE
                                                 GROWTH           MODERATE GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  -------------------
ASSETS:
   Investments at fair value............  $         1,409,097   $            52,873
   Due from First MetLife Investors
     Insurance Company..................                   --                    --
                                          --------------------  -------------------
       Total Assets.....................            1,409,097                52,873
                                          --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   29                    12
   Due to First MetLife Investors
     Insurance Company..................                   --                    --
                                          --------------------  -------------------
       Total Liabilities................                   29                    12
                                          --------------------  -------------------

NET ASSETS..............................  $         1,409,068   $            52,861
                                          ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         1,409,068   $            52,861
   Net assets from contracts in payout..                   --                    --
                                          --------------------  -------------------
       Total Net Assets.................  $         1,409,068   $            52,861
                                          ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2015


                                                 LMPVIT                                  MIST ALLIANZ
                                              WESTERN ASSET           MIST AB          GLOBAL INVESTORS        MIST AMERICAN
                                          VARIABLE GLOBAL HIGH    GLOBAL DYNAMIC            DYNAMIC           FUNDS BALANCED
                                               YIELD BOND           ALLOCATION         MULTI-ASSET PLUS         ALLOCATION
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  -------------------  --------------------  --------------------
ASSETS:
   Investments at fair value............  $         8,226,399   $       152,872,349  $          2,457,775  $        209,464,003
   Due from First MetLife Investors
     Insurance Company..................                   --                    --                    --                    --
                                          --------------------  -------------------  --------------------  --------------------
        Total Assets....................            8,226,399           152,872,349             2,457,775           209,464,003
                                          --------------------  -------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   27                    44                    21                    16
   Due to First MetLife Investors
     Insurance Company..................                   --                    --                     1                     1
                                          --------------------  -------------------  --------------------  --------------------
        Total Liabilities...............                   27                    44                    22                    17
                                          --------------------  -------------------  --------------------  --------------------

NET ASSETS..............................  $         8,226,372   $       152,872,305  $          2,457,753  $        209,463,986
                                          ====================  ===================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         8,226,372   $       152,853,326  $          2,457,753  $        209,463,986
   Net assets from contracts in payout..                   --                18,979                    --                    --
                                          --------------------  -------------------  --------------------  --------------------
        Total Net Assets................  $         8,226,372   $       152,872,305  $          2,457,753  $        209,463,986
                                          ====================  ===================  ====================  ====================


                                              MIST AMERICAN                             MIST AMERICAN
                                              FUNDS GROWTH          MIST AMERICAN      FUNDS MODERATE        MIST AQR GLOBAL
                                               ALLOCATION           FUNDS GROWTH         ALLOCATION           RISK BALANCED
                                               SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $         96,555,660  $        46,911,868  $       109,590,229  $        133,212,487
   Due from First MetLife Investors
     Insurance Company..................                    --                   --                    1                    --
                                          --------------------  -------------------  -------------------  --------------------
        Total Assets....................            96,555,660           46,911,868          109,590,230           133,212,487
                                          --------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                     6                   29                   12                    32
   Due to First MetLife Investors
     Insurance Company..................                    --                    1                   --                    --
                                          --------------------  -------------------  -------------------  --------------------
        Total Liabilities...............                     6                   30                   12                    32
                                          --------------------  -------------------  -------------------  --------------------

NET ASSETS..............................  $         96,555,654  $        46,911,838  $       109,590,218  $        133,212,455
                                          ====================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         96,555,654  $        46,911,838  $       109,590,218  $        133,197,776
   Net assets from contracts in payout..                    --                   --                   --                14,679
                                          --------------------  -------------------  -------------------  --------------------
        Total Net Assets................  $         96,555,654  $        46,911,838  $       109,590,218  $        133,212,455
                                          ====================  ===================  ===================  ====================


                                             MIST BLACKROCK
                                             GLOBAL TACTICAL       MIST BLACKROCK
                                               STRATEGIES            HIGH YIELD
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  -------------------
ASSETS:
   Investments at fair value............  $        281,948,970  $        18,646,741
   Due from First MetLife Investors
     Insurance Company..................                    --                   --
                                          --------------------  -------------------
        Total Assets....................           281,948,970           18,646,741
                                          --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    32                   45
   Due to First MetLife Investors
     Insurance Company..................                     1                   --
                                          --------------------  -------------------
        Total Liabilities...............                    33                   45
                                          --------------------  -------------------

NET ASSETS..............................  $        281,948,937  $        18,646,696
                                          ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        281,948,937  $        18,646,696
   Net assets from contracts in payout..                    --                   --
                                          --------------------  -------------------
        Total Net Assets................  $        281,948,937  $        18,646,696
                                          ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2015


                                                                                                               MIST HARRIS
                                           MIST CLARION GLOBAL   MIST CLEARBRIDGE        MIST GOLDMAN            OAKMARK
                                               REAL ESTATE       AGGRESSIVE GROWTH    SACHS MID CAP VALUE     INTERNATIONAL
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............  $         24,715,514  $        53,015,858  $         23,217,053  $        54,326,134
   Due from First MetLife Investors
     Insurance Company..................                    --                    1                    --                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Assets.....................            24,715,514           53,015,859            23,217,053           54,326,134
                                          --------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    31                   57                    21                   46
   Due to First MetLife Investors
     Insurance Company..................                    --                   --                    --                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Liabilities................                    31                   57                    21                   46
                                          --------------------  -------------------  --------------------  -------------------

NET ASSETS..............................  $         24,715,483  $        53,015,802  $         23,217,032  $        54,326,088
                                          ====================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         24,715,483  $        52,978,113  $         23,217,032  $        54,283,443
   Net assets from contracts in payout..                    --               37,689                    --               42,645
                                          --------------------  -------------------  --------------------  -------------------
       Total Net Assets.................  $         24,715,483  $        53,015,802  $         23,217,032  $        54,326,088
                                          ====================  ===================  ====================  ===================

                                             MIST INVESCO
                                             BALANCED-RISK         MIST INVESCO         MIST INVESCO          MIST INVESCO
                                              ALLOCATION             COMSTOCK           MID CAP VALUE       SMALL CAP GROWTH
                                              SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $        33,941,160  $         37,715,784  $        18,139,762  $         25,061,099
   Due from First MetLife Investors
     Insurance Company..................                   --                    --                   --                    --
                                          -------------------  --------------------  -------------------  --------------------
       Total Assets.....................           33,941,160            37,715,784           18,139,762            25,061,099
                                          -------------------  --------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   38                    20                   37                    34
   Due to First MetLife Investors
     Insurance Company..................                    1                    --                   --                    --
                                          -------------------  --------------------  -------------------  --------------------
       Total Liabilities................                   39                    20                   37                    34
                                          -------------------  --------------------  -------------------  --------------------

NET ASSETS..............................  $        33,941,121  $         37,715,764  $        18,139,725  $         25,061,065
                                          ===================  ====================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        33,941,121  $         37,676,616  $        18,139,725  $         25,007,947
   Net assets from contracts in payout..                   --                39,148                   --                53,118
                                          -------------------  --------------------  -------------------  --------------------
       Total Net Assets.................  $        33,941,121  $         37,715,764  $        18,139,725  $         25,061,065
                                          ===================  ====================  ===================  ====================

                                                                   MIST JPMORGAN
                                             MIST JPMORGAN         GLOBAL ACTIVE
                                               CORE BOND            ALLOCATION
                                              SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $        29,105,685  $        56,797,420
   Due from First MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................           29,105,685           56,797,420
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   14                   45
   Due to First MetLife Investors
     Insurance Company..................                    1                   --
                                          -------------------  -------------------
       Total Liabilities................                   15                   45
                                          -------------------  -------------------

NET ASSETS..............................  $        29,105,670  $        56,797,375
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        29,066,513  $        56,797,375
   Net assets from contracts in payout..               39,157                   --
                                          -------------------  -------------------
       Total Net Assets.................  $        29,105,670  $        56,797,375
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2015



                                             MIST JPMORGAN      MIST LOOMIS SAYLES     MIST LORD ABBETT      MIST MET/EATON
                                            SMALL CAP VALUE       GLOBAL MARKETS        BOND DEBENTURE     VANCE FLOATING RATE
                                              SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  --------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............  $         3,859,471  $         19,177,799  $         23,762,670  $         6,913,336
   Due from First MetLife Investors
     Insurance Company..................                   --                    --                    --                   --
                                          -------------------  --------------------  --------------------  -------------------
        Total Assets....................            3,859,471            19,177,799            23,762,670            6,913,336
                                          -------------------  --------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   46                    26                    64                   15
   Due to First MetLife Investors
     Insurance Company..................                   --                    --                     1                   --
                                          -------------------  --------------------  --------------------  -------------------
        Total Liabilities...............                   46                    26                    65                   15
                                          -------------------  --------------------  --------------------  -------------------

NET ASSETS..............................  $         3,859,425  $         19,177,773  $         23,762,605  $         6,913,321
                                          ===================  ====================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         3,859,425  $         19,177,773  $         23,724,397  $         6,913,321
   Net assets from contracts in payout..                   --                    --                38,208                   --
                                          -------------------  --------------------  --------------------  -------------------
        Total Net Assets................  $         3,859,425  $         19,177,773  $         23,762,605  $         6,913,321
                                          ===================  ====================  ====================  ===================

                                            MIST MET/FRANKLIN
                                           LOW DURATION TOTAL   MIST MET/TEMPLETON        MIST METLIFE          MIST METLIFE
                                                 RETURN         INTERNATIONAL BOND    ASSET ALLOCATION 100      BALANCED PLUS
                                               SUB-ACCOUNT          SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value............  $         18,863,119  $         3,013,032   $        101,280,146  $        386,091,580
   Due from First MetLife Investors
     Insurance Company..................                    --                   --                     --                    --
                                          --------------------  --------------------  --------------------  --------------------
        Total Assets....................            18,863,119            3,013,032            101,280,146           386,091,580
                                          --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    15                   37                     36                    17
   Due to First MetLife Investors
     Insurance Company..................                     1                   --                     --                     1
                                          --------------------  --------------------  --------------------  --------------------
        Total Liabilities...............                    16                   37                     36                    18
                                          --------------------  --------------------  --------------------  --------------------

NET ASSETS..............................  $         18,863,103  $         3,012,995   $        101,280,110  $        386,091,562
                                          ====================  ====================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         18,863,103  $         3,012,995   $        101,098,976  $        386,091,562
   Net assets from contracts in payout..                    --                   --                181,134                    --
                                          --------------------  --------------------  --------------------  --------------------
        Total Net Assets................  $         18,863,103  $         3,012,995   $        101,280,110  $        386,091,562
                                          ====================  ====================  ====================  ====================

                                              MIST METLIFE
                                               MULTI-INDEX         MIST METLIFE
                                              TARGETED RISK       SMALL CAP VALUE
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  --------------------
ASSETS:
   Investments at fair value............  $        35,919,920  $         31,073,242
   Due from First MetLife Investors
     Insurance Company..................                   --                    --
                                          -------------------  --------------------
        Total Assets....................           35,919,920            31,073,242
                                          -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   18                    39
   Due to First MetLife Investors
     Insurance Company..................                    1                    --
                                          -------------------  --------------------
        Total Liabilities...............                   19                    39
                                          -------------------  --------------------

NET ASSETS..............................  $        35,919,901  $         31,073,203
                                          ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        35,919,901  $         31,073,063
   Net assets from contracts in payout..                   --                   140
                                          -------------------  --------------------
        Total Net Assets................  $        35,919,901  $         31,073,203
                                          ===================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2015


                                                                                         MIST MORGAN
                                           MIST MFS EMERGING    MIST MFS RESEARCH      STANLEY MID CAP     MIST OPPENHEIMER
                                            MARKETS EQUITY        INTERNATIONAL            GROWTH            GLOBAL EQUITY
                                              SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $        28,620,882  $        32,110,154  $        10,396,314  $         4,287,225
   Due from First MetLife Investors
     Insurance Company..................                   --                    1                   --                    1
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................           28,620,882           32,110,155           10,396,314            4,287,226
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   18                   51                   60                   50
   Due to First MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   18                   51                   60                   50
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $        28,620,864  $        32,110,104  $        10,396,254  $         4,287,176
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        28,620,864  $        32,110,104  $        10,359,127  $         4,287,176
   Net assets from contracts in payout..                   --                   --               37,127                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $        28,620,864  $        32,110,104  $        10,396,254  $         4,287,176
                                          ===================  ===================  ===================  ===================

                                             MIST PANAGORA          MIST PIMCO
                                          GLOBAL DIVERSIFIED    INFLATION PROTECTED       MIST PIMCO
                                                 RISK                  BOND              TOTAL RETURN       MIST PIONEER FUND
                                              SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $           871,194  $        66,263,502   $       145,145,013  $        14,998,358
   Due from First MetLife Investors
     Insurance Company..................                    7                   --                    --                    1
                                          -------------------  --------------------  -------------------  -------------------
       Total Assets.....................              871,201           66,263,502           145,145,013           14,998,359
                                          -------------------  --------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   34                   26                    25                   97
   Due to First MetLife Investors
     Insurance Company..................                   --                   --                     1                   --
                                          -------------------  --------------------  -------------------  -------------------
       Total Liabilities................                   34                   26                    26                   97
                                          -------------------  --------------------  -------------------  -------------------

NET ASSETS..............................  $           871,167  $        66,263,476   $       145,144,987  $        14,998,262
                                          ===================  ====================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $           871,167  $        66,245,074   $       145,144,987  $        14,998,262
   Net assets from contracts in payout..                   --               18,402                    --                   --
                                          -------------------  --------------------  -------------------  -------------------
       Total Net Assets.................  $           871,167  $        66,263,476   $       145,144,987  $        14,998,262
                                          ===================  ====================  ===================  ===================


                                             MIST PIONEER         MIST PYRAMIS
                                           STRATEGIC INCOME     GOVERNMENT INCOME
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $        49,892,029  $        46,917,336
   Due from First MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................           49,892,029           46,917,336
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   51                   36
   Due to First MetLife Investors
     Insurance Company..................                    1                    2
                                          -------------------  -------------------
       Total Liabilities................                   52                   38
                                          -------------------  -------------------

NET ASSETS..............................  $        49,891,977  $        46,917,298
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        49,891,977  $        46,917,298
   Net assets from contracts in payout..                   --                   --
                                          -------------------  -------------------
       Total Net Assets.................  $        49,891,977  $        46,917,298
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2015



                                             MIST PYRAMIS        MIST SCHRODERS       MIST SSGA GROWTH         MIST SSGA
                                             MANAGED RISK      GLOBAL MULTI-ASSET      AND INCOME ETF         GROWTH ETF
                                              SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $        16,664,639  $        23,223,965  $        91,138,453  $        50,796,180
   Due from First MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................           16,664,639           23,223,965           91,138,453           50,796,180
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   24                   53                   26                   21
   Due to First MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   24                   53                   26                   21
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $        16,664,615  $        23,223,912  $        91,138,427  $        50,796,159
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        16,664,615  $        23,223,912  $        90,918,559  $        50,796,159
   Net assets from contracts in payout..                   --                   --              219,868                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $        16,664,615  $        23,223,912  $        91,138,427  $        50,796,159
                                          ===================  ===================  ===================  ===================


                                           MIST T. ROWE PRICE   MIST T. ROWE PRICE        MIST WMC        MSF BAILLIE GIFFORD
                                             LARGE CAP VALUE      MID CAP GROWTH     LARGE CAP RESEARCH   INTERNATIONAL STOCK
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............  $        56,479,001  $        43,895,437  $          1,619,847  $        14,635,794
   Due from First MetLife Investors
     Insurance Company..................                    2                   --                     1                   --
                                          -------------------  -------------------  --------------------  -------------------
       Total Assets.....................           56,479,003           43,895,437             1,619,848           14,635,794
                                          -------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   83                   19                    28                   30
   Due to First MetLife Investors
     Insurance Company..................                   --                   --                    --                    1
                                          -------------------  -------------------  --------------------  -------------------
       Total Liabilities................                   83                   19                    28                   31
                                          -------------------  -------------------  --------------------  -------------------

NET ASSETS..............................  $        56,478,920  $        43,895,418  $          1,619,820  $        14,635,763
                                          ===================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        56,445,805  $        43,895,418  $          1,619,820  $        14,600,218
   Net assets from contracts in payout..               33,115                   --                    --               35,545
                                          -------------------  -------------------  --------------------  -------------------
       Total Net Assets.................  $        56,478,920  $        43,895,418  $          1,619,820  $        14,635,763
                                          ===================  ===================  ====================  ===================

                                              MSF BARCLAYS
                                             AGGREGATE BOND        MSF BLACKROCK
                                                  INDEX             BOND INCOME
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $        13,232,811  $         8,361,331
   Due from First MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Assets.....................           13,232,811            8,361,331
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   31                   48
   Due to First MetLife Investors
     Insurance Company..................                   --                   --
                                          -------------------  -------------------
       Total Liabilities................                   31                   48
                                          -------------------  -------------------

NET ASSETS..............................  $        13,232,780  $         8,361,283
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        13,232,780  $         8,361,283
   Net assets from contracts in payout..                   --                   --
                                          -------------------  -------------------
       Total Net Assets.................  $        13,232,780  $         8,361,283
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2015




                                              MSF BLACKROCK         MSF BLACKROCK        MSF FRONTIER         MSF JENNISON
                                          CAPITAL APPRECIATION      MONEY MARKET        MID CAP GROWTH           GROWTH
                                               SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............  $          1,326,121  $        51,448,153  $          8,688,208  $        49,735,398
   Due from First MetLife Investors
     Insurance Company..................                    --                   45                    --                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Assets.....................             1,326,121           51,448,198             8,688,208           49,735,398
                                          --------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    63                  102                    27                   56
   Due to First MetLife Investors
     Insurance Company..................                    --                   --                    --                    1
                                          --------------------  -------------------  --------------------  -------------------
       Total Liabilities................                    63                  102                    27                   57
                                          --------------------  -------------------  --------------------  -------------------

NET ASSETS..............................  $          1,326,058  $        51,448,096  $          8,688,181  $        49,735,341
                                          ====================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          1,326,058  $        51,445,893  $          8,688,181  $        49,735,341
   Net assets from contracts in payout..                    --                2,203                    --                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Net Assets.................  $          1,326,058  $        51,448,096  $          8,688,181  $        49,735,341
                                          ====================  ===================  ====================  ===================

                                                                                                               MSF MET/
                                                                                                              DIMENSIONAL
                                            MSF LOOMIS SAYLES   MSF LOOMIS SAYLES      MSF MET/ARTISAN       INTERNATIONAL
                                             SMALL CAP CORE     SMALL CAP GROWTH        MID CAP VALUE        SMALL COMPANY
                                               SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $           745,143  $           499,171  $        13,531,897  $          5,136,355
   Due from First MetLife Investors
     Insurance Company..................                   --                   --                    1                    --
                                          -------------------  -------------------  -------------------  --------------------
       Total Assets.....................              745,143              499,171           13,531,898             5,136,355
                                          -------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    8                   21                   27                    23
   Due to First MetLife Investors
     Insurance Company..................                   --                   --                   --                    --
                                          -------------------  -------------------  -------------------  --------------------
       Total Liabilities................                    8                   21                   27                    23
                                          -------------------  -------------------  -------------------  --------------------

NET ASSETS..............................  $           745,135  $           499,150  $        13,531,871  $          5,136,332
                                          ===================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $           706,139  $           499,150  $        13,531,871  $          5,136,332
   Net assets from contracts in payout..               38,996                   --                   --                    --
                                          -------------------  -------------------  -------------------  --------------------
       Total Net Assets.................  $           745,135  $           499,150  $        13,531,871  $          5,136,332
                                          ===================  ===================  ===================  ====================



                                               MSF METLIFE           MSF METLIFE
                                           ASSET ALLOCATION 20   ASSET ALLOCATION 40
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------
ASSETS:
   Investments at fair value............  $         7,224,363   $        393,113,276
   Due from First MetLife Investors
     Insurance Company..................                   --                     --
                                          --------------------  --------------------
       Total Assets.....................            7,224,363            393,113,276
                                          --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   29                     22
   Due to First MetLife Investors
     Insurance Company..................                    1                     --
                                          --------------------  --------------------
       Total Liabilities................                   30                     22
                                          --------------------  --------------------

NET ASSETS..............................  $         7,224,333   $        393,113,254
                                          ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         7,224,333   $        393,113,254
   Net assets from contracts in payout..                   --                     --
                                          --------------------  --------------------
       Total Net Assets.................  $         7,224,333   $        393,113,254
                                          ====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2015


                                               MSF METLIFE           MSF METLIFE          MSF METLIFE           MSF METLIFE
                                           ASSET ALLOCATION 60   ASSET ALLOCATION 80  MID CAP STOCK INDEX       STOCK INDEX
                                               SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       538,458,990   $        418,126,686  $         6,518,928  $        48,000,793
   Due from First MetLife Investors
     Insurance Company..................                   --                     --                   --                    1
                                          --------------------  --------------------  -------------------  -------------------
       Total Assets.....................          538,458,990            418,126,686            6,518,928           48,000,794
                                          --------------------  --------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   21                     22                   19                   39
   Due to First MetLife Investors
     Insurance Company..................                   --                     --                   --                   --
                                          --------------------  --------------------  -------------------  -------------------
       Total Liabilities................                   21                     22                   19                   39
                                          --------------------  --------------------  -------------------  -------------------

NET ASSETS..............................  $       538,458,969   $        418,126,664  $         6,518,909  $        48,000,755
                                          ====================  ====================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       538,448,561   $        418,077,492  $         6,518,909  $        48,000,083
   Net assets from contracts in payout..               10,408                 49,172                   --                  672
                                          --------------------  --------------------  -------------------  -------------------
       Total Net Assets.................  $       538,458,969   $        418,126,664  $         6,518,909  $        48,000,755
                                          ====================  ====================  ===================  ===================

                                                 MSF MFS                                  MSF MSCI            MSF NEUBERGER
                                              TOTAL RETURN         MSF MFS VALUE         EAFE INDEX          BERMAN GENESIS
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $         7,861,610  $         22,384,634  $         6,209,158  $        11,882,030
   Due from First MetLife Investors
     Insurance Company..................                   --                    --                   --                   --
                                          -------------------  --------------------  -------------------  -------------------
       Total Assets.....................            7,861,610            22,384,634            6,209,158           11,882,030
                                          -------------------  --------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   47                    46                   30                   45
   Due to First MetLife Investors
     Insurance Company..................                   --                    --                   --                   --
                                          -------------------  --------------------  -------------------  -------------------
       Total Liabilities................                   47                    46                   30                   45
                                          -------------------  --------------------  -------------------  -------------------

NET ASSETS..............................  $         7,861,563  $         22,384,588  $         6,209,128  $        11,881,985
                                          ===================  ====================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         7,861,563  $         22,384,588  $         6,209,128  $        11,824,089
   Net assets from contracts in payout..                   --                    --                   --               57,896
                                          -------------------  --------------------  -------------------  -------------------
       Total Net Assets.................  $         7,861,563  $         22,384,588  $         6,209,128  $        11,881,985
                                          ===================  ====================  ===================  ===================

                                            MSF RUSSELL 2000     MSF T. ROWE PRICE
                                                  INDEX          LARGE CAP GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  -------------------
ASSETS:
   Investments at fair value............  $          9,450,153  $        22,843,162
   Due from First MetLife Investors
     Insurance Company..................                    --                   --
                                          --------------------  -------------------
       Total Assets.....................             9,450,153           22,843,162
                                          --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    30                   18
   Due to First MetLife Investors
     Insurance Company..................                    --                   --
                                          --------------------  -------------------
       Total Liabilities................                    30                   18
                                          --------------------  -------------------

NET ASSETS..............................  $          9,450,123  $        22,843,144
                                          ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          9,450,123  $        22,843,144
   Net assets from contracts in payout..                    --                   --
                                          --------------------  -------------------
       Total Net Assets.................  $          9,450,123  $        22,843,144
                                          ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2015


                                                                                       MSF WESTERN ASSET
                                                                    MSF VAN ECK           MANAGEMENT        MSF WESTERN ASSET
                                            MSF T. ROWE PRICE     GLOBAL NATURAL        STRATEGIC BOND         MANAGEMENT
                                            SMALL CAP GROWTH         RESOURCES           OPPORTUNITIES       U.S. GOVERNMENT
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............  $            487,798  $         4,311,508  $             20,154  $        27,884,286
   Due from First MetLife Investors
     Insurance Company..................                     1                    2                    --                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Assets.....................               487,799            4,311,510                20,154           27,884,286
                                          --------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    18                   52                    11                   29
   Due to First MetLife Investors
     Insurance Company..................                    --                   --                    --                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Liabilities................                    18                   52                    11                   29
                                          --------------------  -------------------  --------------------  -------------------

NET ASSETS..............................  $            487,781  $         4,311,458  $             20,143  $        27,884,257
                                          ====================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $            487,781  $         4,311,458  $             20,143  $        27,884,257
   Net assets from contracts in payout..                    --                   --                    --                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Net Assets.................  $            487,781  $         4,311,458  $             20,143  $        27,884,257
                                          ====================  ===================  ====================  ===================


                                                                   OPPENHEIMER VA
                                              MSF WMC CORE           MAIN STREET           PIMCO VIT             PIMCO VIT
                                          EQUITY OPPORTUNITIES        SMALL CAP           HIGH YIELD           LOW DURATION
                                               SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............   $        67,211,354  $         4,179,651  $            121,300  $            65,249
   Due from First MetLife Investors
     Insurance Company..................                    --                   --                    --                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Assets.....................            67,211,354            4,179,651               121,300               65,249
                                          --------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    33                   13                    22                   14
   Due to First MetLife Investors
     Insurance Company..................                     1                   --                    --                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Liabilities................                    34                   13                    22                   14
                                          --------------------  -------------------  --------------------  -------------------

NET ASSETS..............................   $        67,211,320  $         4,179,638  $            121,278  $            65,235
                                          ====================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $        67,211,320  $         4,179,638  $            121,278  $            65,235
   Net assets from contracts in payout..                    --                   --                    --                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Net Assets.................   $        67,211,320  $         4,179,638  $            121,278  $            65,235
                                          ====================  ===================  ====================  ===================



                                               PIONEER VCT           PIONEER VCT
                                              MID CAP VALUE      REAL ESTATE SHARES
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  -------------------
ASSETS:
   Investments at fair value............  $          2,051,361  $            11,594
   Due from First MetLife Investors
     Insurance Company..................                     1                   --
                                          --------------------  -------------------
       Total Assets.....................             2,051,362               11,594
                                          --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    39                    9
   Due to First MetLife Investors
     Insurance Company..................                    --                   --
                                          --------------------  -------------------
       Total Liabilities................                    39                    9
                                          --------------------  -------------------

NET ASSETS..............................  $          2,051,323  $            11,585
                                          ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          2,051,323  $            11,585
   Net assets from contracts in payout..                    --                   --
                                          --------------------  -------------------
       Total Net Assets.................  $          2,051,323  $            11,585
                                          ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
                              DECEMBER 31, 2015



                                                PUTNAM VT              PUTNAM VT        RUSSELL AGGRESSIVE
                                              EQUITY INCOME        MULTI-CAP GROWTH           EQUITY            RUSSELL CORE BOND
                                               SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
                                          ---------------------  --------------------  ---------------------  --------------------
ASSETS:
   Investments at fair value............  $              51,017  $            217,121  $               3,643  $             23,314
   Due from First MetLife Investors
     Insurance Company..................                     --                     1                     --                    --
                                          ---------------------  --------------------  ---------------------  --------------------
        Total Assets....................                 51,017               217,122                  3,643                23,314
                                          ---------------------  --------------------  ---------------------  --------------------
LIABILITIES:
   Accrued fees.........................                     17                     3                      5                     6
   Due to First MetLife Investors
     Insurance Company..................                     --                    --                     --                     1
                                          ---------------------  --------------------  ---------------------  --------------------
        Total Liabilities...............                     17                     3                      5                     7
                                          ---------------------  --------------------  ---------------------  --------------------

NET ASSETS..............................  $              51,000  $            217,119  $               3,638  $             23,307
                                          =====================  ====================  =====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $              51,000  $            217,119  $               3,638  $             23,307
   Net assets from contracts in payout..                     --                    --                     --                    --
                                          ---------------------  --------------------  ---------------------  --------------------
        Total Net Assets................  $              51,000  $            217,119  $               3,638  $             23,307
                                          =====================  ====================  =====================  ====================

                                                                                                              TAP 1919 VARIABLE
                                           RUSSELL GLOBAL REAL   RUSSELL MULTI-STYLE                         SOCIALLY RESPONSIVE
                                            ESTATE SECURITIES          EQUITY           RUSSELL NON-U.S.          BALANCED
                                               SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value............  $              7,721  $             41,410  $             11,451  $             16,870
   Due from First MetLife Investors
     Insurance Company..................                    --                    --                    --                    --
                                          --------------------  --------------------  --------------------  --------------------
        Total Assets....................                 7,721                41,410                11,451                16,870
                                          --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                     3                     4                     6                    11
   Due to First MetLife Investors
     Insurance Company..................                    --                    --                    --                    --
                                          --------------------  --------------------  --------------------  --------------------
        Total Liabilities...............                     3                     4                     6                    11
                                          --------------------  --------------------  --------------------  --------------------

NET ASSETS..............................  $              7,718  $             41,406  $             11,445  $             16,859
                                          ====================  ====================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $              7,718  $             41,406  $             11,445  $             16,859
   Net assets from contracts in payout..                    --                    --                    --                    --
                                          --------------------  --------------------  --------------------  --------------------
        Total Net Assets................  $              7,718  $             41,406  $             11,445  $             16,859
                                          ====================  ====================  ====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                          STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 2015


                                                                                           AMERICAN FUNDS
                                                AMERICAN FUNDS       AMERICAN FUNDS         GLOBAL SMALL        AMERICAN FUNDS
                                                     BOND             GLOBAL GROWTH        CAPITALIZATION           GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            175,196  $           252,591  $                 --  $           319,090
                                             --------------------  -------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               115,856              326,298                48,557              683,075
      Administrative charges...............                26,476               64,261                12,582              137,459
                                             --------------------  -------------------  --------------------  -------------------
        Total expenses.....................               142,332              390,559                61,139              820,534
                                             --------------------  -------------------  --------------------  -------------------
           Net investment income (loss)....                32,864            (137,968)              (61,139)            (501,444)
                                             --------------------  -------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........               207,049            2,469,333               384,164           11,373,619
      Realized gains (losses) on sale of
        investments........................                25,202              614,452               167,393            1,770,100
                                             --------------------  -------------------  --------------------  -------------------
           Net realized gains (losses).....               232,251            3,083,785               551,557           13,143,719
                                             --------------------  -------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             (369,445)          (1,554,636)             (505,256)          (9,743,166)
                                             --------------------  -------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             (137,194)            1,529,149                46,301            3,400,553
                                             --------------------  -------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $          (104,330)  $         1,391,181  $           (14,838)  $         2,899,109
                                             ====================  ===================  ====================  ===================


                                               AMERICAN FUNDS         FIDELITY VIP         FIDELITY VIP          FIDELITY VIP
                                                GROWTH-INCOME          CONTRAFUND          EQUITY-INCOME            MID CAP
                                                 SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           367,976  $            183,928  $             2,256  $            40,273
                                             -------------------  --------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              384,667               263,557                  911              180,725
      Administrative charges...............               72,082                51,451                  193               40,909
                                             -------------------  --------------------  -------------------  -------------------
        Total expenses.....................              456,749               315,008                1,104              221,634
                                             -------------------  --------------------  -------------------  -------------------
           Net investment income (loss)....             (88,773)             (131,080)                1,152            (181,361)
                                             -------------------  --------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........            4,201,707             1,872,088                7,844            1,996,478
      Realized gains (losses) on sale of
        investments........................              658,051               552,194                  658              177,245
                                             -------------------  --------------------  -------------------  -------------------
           Net realized gains (losses).....            4,859,758             2,424,282                8,502            2,173,723
                                             -------------------  --------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          (4,776,095)           (2,450,487)             (13,758)          (2,422,001)
                                             -------------------  --------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               83,663              (26,205)              (5,256)            (248,278)
                                             -------------------  --------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           (5,110)  $          (157,285)  $           (4,104)  $         (429,639)
                                             ===================  ====================  ===================  ===================


                                                FTVIPT FRANKLIN       FTVIPT FRANKLIN
                                                  INCOME VIP         MUTUAL SHARES VIP
                                                  SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $          1,082,253  $           123,066
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               294,768               47,130
      Administrative charges...............                58,274               10,144
                                             --------------------  -------------------
        Total expenses.....................               353,042               57,274
                                             --------------------  -------------------
           Net investment income (loss)....               729,211               65,792
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                    --              271,534
      Realized gains (losses) on sale of
        investments........................              (20,122)              115,462
                                             --------------------  -------------------
           Net realized gains (losses).....              (20,122)              386,996
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................           (2,703,315)            (697,353)
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           (2,723,437)            (310,357)
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        (1,994,226)  $         (244,565)
                                             ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2015



                                                FTVIPT FRANKLIN     FTVIPT TEMPLETON      FTVIPT TEMPLETON       INVESCO V.I.
                                              SMALL CAP VALUE VIP      FOREIGN VIP         GLOBAL BOND VIP     EQUITY AND INCOME
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $             22,588  $           406,488  $           942,396  $            439,042
                                             --------------------  -------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                38,731              190,689              131,432               215,576
      Administrative charges...............                 8,940               31,686               29,862                47,572
                                             --------------------  -------------------  -------------------  --------------------
        Total expenses.....................                47,671              222,375              161,294               263,148
                                             --------------------  -------------------  -------------------  --------------------
           Net investment income (loss)....              (25,083)              184,113              781,102               175,894
                                             --------------------  -------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........               519,499              414,799               61,208             1,696,279
      Realized gains (losses) on sale of
        investments........................                22,050              (2,202)             (67,127)               364,955
                                             --------------------  -------------------  -------------------  --------------------
           Net realized gains (losses).....               541,549              412,597              (5,919)             2,061,234
                                             --------------------  -------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................             (829,307)          (1,558,430)          (1,456,610)           (2,973,420)
                                             --------------------  -------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             (287,758)          (1,145,833)          (1,462,529)             (912,186)
                                             --------------------  -------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $          (312,841)  $         (961,720)  $         (681,427)  $          (736,292)
                                             ====================  ===================  ===================  ====================


                                                                          LMPVET                LMPVET                LMPVET
                                                 INVESCO V.I.      CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE
                                             INTERNATIONAL GROWTH    AGGRESSIVE GROWTH       APPRECIATION        DIVIDEND STRATEGY
                                                  SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  --------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $            141,085   $            65,089  $            288,566   $           250,683
                                             --------------------  --------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               118,153               237,278               282,701               183,847
      Administrative charges...............                27,517                47,953                62,624                39,226
                                             --------------------  --------------------  --------------------  --------------------
        Total expenses.....................               145,670               285,231               345,325               223,073
                                             --------------------  --------------------  --------------------  --------------------
           Net investment income (loss)....               (4,585)             (220,142)              (56,759)                27,610
                                             --------------------  --------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                    --             1,856,309               640,043                    --
      Realized gains (losses) on sale of
        investments........................               161,798             1,150,394               960,168               490,538
                                             --------------------  --------------------  --------------------  --------------------
           Net realized gains (losses).....               161,798             3,006,703             1,600,211               490,538
                                             --------------------  --------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................             (574,849)           (3,342,663)           (1,504,427)           (1,483,363)
                                             --------------------  --------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             (413,051)             (335,960)                95,784             (992,825)
                                             --------------------  --------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $          (417,636)   $         (556,102)  $             39,025   $         (965,215)
                                             ====================  ====================  ====================  ====================


                                                    LMPVET                LMPVET
                                             CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE
                                               LARGE CAP GROWTH       LARGE CAP VALUE
                                                  SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $             1,104   $              5,174
                                             --------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                3,613                  5,374
      Administrative charges...............                  621                    908
                                             --------------------  --------------------
        Total expenses.....................                4,234                  6,282
                                             --------------------  --------------------
           Net investment income (loss)....              (3,130)                (1,108)
                                             --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........               28,308                 14,141
      Realized gains (losses) on sale of
        investments........................               13,935                 11,458
                                             --------------------  --------------------
           Net realized gains (losses).....               42,243                 25,599
                                             --------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................             (19,187)               (40,641)
                                             --------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               23,056               (15,042)
                                             --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            19,926   $           (16,150)
                                             ====================  ====================



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2015


                                                                        LMPVET QS                                 LMPVET QS
                                                    LMPVET             LEGG MASON             LMPVET QS          LEGG MASON
                                             CLEARBRIDGE VARIABLE       VARIABLE             LEGG MASON       VARIABLE MODERATE
                                               SMALL CAP GROWTH    CONSERVATIVE GROWTH     VARIABLE GROWTH         GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
                                             --------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................   $                --  $           50,928   $            20,336  $             1,216
                                             --------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                57,134              30,223                17,781                  961
      Administrative charges...............                12,209               6,634                 3,660                  179
                                             --------------------  -------------------  -------------------  -------------------
        Total expenses.....................                69,343              36,857                21,441                1,140
                                             --------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....              (69,343)              14,071               (1,105)                   76
                                             --------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........               110,458                  --               162,746                   --
      Realized gains (losses) on sale of
        investments........................                98,379              70,917                18,893                4,488
                                             --------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......               208,837              70,917               181,639                4,488
                                             --------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             (423,551)           (154,281)             (235,904)              (6,453)
                                             --------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             (214,714)            (83,364)              (54,265)              (1,965)
                                             --------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........   $         (284,057)  $         (69,293)   $          (55,370)  $           (1,889)
                                             ====================  ===================  ===================  ===================

                                                    LMPVIT                                 MIST ALLIANZ
                                                 WESTERN ASSET            MIST AB        GLOBAL INVESTORS       MIST AMERICAN
                                             VARIABLE GLOBAL HIGH     GLOBAL DYNAMIC          DYNAMIC          FUNDS BALANCED
                                                  YIELD BOND            ALLOCATION       MULTI-ASSET PLUS        ALLOCATION
                                                  SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................   $          547,696   $         5,290,088  $            25,085  $         3,071,735
                                             --------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              108,421             1,993,812               20,071            2,926,529
      Administrative charges...............               22,601               405,536                4,320              552,252
                                             --------------------  -------------------  -------------------  -------------------
        Total expenses.....................              131,022             2,399,348               24,391            3,478,781
                                             --------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....              416,674             2,890,740                  694            (407,046)
                                             --------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --             5,637,417                3,378           11,559,423
      Realized gains (losses) on sale of
        investments........................             (86,781)             2,157,978                  210            2,875,616
                                             --------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......             (86,781)             7,795,395                3,588           14,435,039
                                             --------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            (976,480)          (11,873,101)             (79,700)         (18,838,250)
                                             --------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          (1,063,261)           (4,077,706)             (76,112)          (4,403,211)
                                             --------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........   $        (646,587)   $       (1,186,966)  $          (75,418)  $       (4,810,257)
                                             ====================  ===================  ===================  ===================


                                                MIST AMERICAN
                                                FUNDS GROWTH         MIST AMERICAN
                                                 ALLOCATION          FUNDS GROWTH
                                                 SUB-ACCOUNT          SUB-ACCOUNT
                                             ------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $        1,326,222  $           423,350
                                             ------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................           1,386,048              664,430
      Administrative charges...............             253,456              122,119
                                             ------------------  -------------------
        Total expenses.....................           1,639,504              786,549
                                             ------------------  -------------------
          Net investment income (loss).....           (313,282)            (363,199)
                                             ------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........           6,506,177            4,336,580
      Realized gains (losses) on sale of
        investments........................           1,453,826            2,177,722
                                             ------------------  -------------------
          Net realized gains (losses)......           7,960,003            6,514,302
                                             ------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................         (9,878,377)          (3,822,987)
                                             ------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................         (1,918,374)            2,691,315
                                             ------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $      (2,231,656)  $         2,328,116
                                             ==================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2015


                                                 MIST AMERICAN                             MIST BLACKROCK
                                                FUNDS MODERATE       MIST AQR GLOBAL       GLOBAL TACTICAL      MIST BLACKROCK
                                                  ALLOCATION          RISK BALANCED          STRATEGIES           HIGH YIELD
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $          1,711,893  $         8,375,053  $         4,645,390  $          1,539,133
                                             --------------------  -------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................             1,547,266            1,867,191            3,697,940               267,161
      Administrative charges...............               288,314              381,250              746,710                49,204
                                             --------------------  -------------------  -------------------  --------------------
        Total expenses.....................             1,835,580            2,248,441            4,444,650               316,365
                                             --------------------  -------------------  -------------------  --------------------
           Net investment income (loss)....             (123,687)            6,126,612              200,740             1,222,768
                                             --------------------  -------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........             5,038,165           15,001,156           12,072,613               176,053
      Realized gains (losses) on sale of
        investments........................             1,014,514          (1,281,582)            1,955,122             (122,729)
                                             --------------------  -------------------  -------------------  --------------------
           Net realized gains (losses).....             6,052,679           13,719,574           14,027,735                53,324
                                             --------------------  -------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................           (8,464,797)         (36,332,071)         (18,727,774)           (2,361,470)
                                             --------------------  -------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           (2,412,118)         (22,612,497)          (4,700,039)           (2,308,146)
                                             --------------------  -------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        (2,535,805)  $      (16,485,885)  $       (4,499,299)  $        (1,085,378)
                                             ====================  ===================  ===================  ====================

                                                                                                                   MIST HARRIS
                                              MIST CLARION GLOBAL   MIST CLEARBRIDGE        MIST GOLDMAN             OAKMARK
                                                  REAL ESTATE       AGGRESSIVE GROWTH    SACHS MID CAP VALUE      INTERNATIONAL
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $          1,015,161  $           133,642  $           160,994   $          1,776,204
                                             --------------------  -------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               357,706              806,757              348,826                834,708
      Administrative charges...............                66,220              142,720               62,958                149,566
                                             --------------------  -------------------  --------------------  --------------------
        Total expenses.....................               423,926              949,477              411,784                984,274
                                             --------------------  -------------------  --------------------  --------------------
           Net investment income (loss)....               591,235            (815,835)            (250,790)                791,930
                                             --------------------  -------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                    --                   --            6,270,936              5,500,627
      Realized gains (losses) on sale of
        investments........................               230,931            2,644,719               63,402                554,750
                                             --------------------  -------------------  --------------------  --------------------
           Net realized gains (losses).....               230,931            2,644,719            6,334,338              6,055,377
                                             --------------------  -------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................           (1,573,025)          (4,943,638)          (8,851,416)           (10,046,093)
                                             --------------------  -------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           (1,342,094)          (2,298,919)          (2,517,078)            (3,990,716)
                                             --------------------  -------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $          (750,859)  $       (3,114,754)  $       (2,767,868)   $        (3,198,786)
                                             ====================  ===================  ====================  ====================

                                                MIST INVESCO
                                                BALANCED-RISK         MIST INVESCO
                                                 ALLOCATION             COMSTOCK
                                                 SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           991,993  $         1,171,886
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              427,805              506,508
      Administrative charges...............               88,464              102,093
                                             -------------------  -------------------
        Total expenses.....................              516,269              608,601
                                             -------------------  -------------------
           Net investment income (loss)....              475,724              563,285
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........            2,545,113            1,361,495
      Realized gains (losses) on sale of
        investments........................             (74,390)              901,685
                                             -------------------  -------------------
           Net realized gains (losses).....            2,470,723            2,263,180
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          (4,949,711)          (5,818,057)
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          (2,478,988)          (3,554,877)
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       (2,003,264)  $       (2,991,592)
                                             ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2015


                                                                                                                MIST JPMORGAN
                                                 MIST INVESCO         MIST INVESCO         MIST JPMORGAN        GLOBAL ACTIVE
                                                 MID CAP VALUE      SMALL CAP GROWTH         CORE BOND           ALLOCATION
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            92,649  $             2,261  $           654,404  $         1,505,655
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              263,345              377,773              400,563              648,549
      Administrative charges...............               49,995               67,824               72,679              139,569
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................              313,340              445,597              473,242              788,118
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....            (220,691)            (443,336)              181,162              717,537
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........              972,618            6,693,490                   --            2,609,802
      Realized gains (losses) on sale of
        investments........................              402,462              652,894              (2,985)              258,757
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......            1,375,080            7,346,384              (2,985)            2,868,559
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          (3,202,407)          (7,657,776)            (494,972)          (3,865,926)
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          (1,827,327)            (311,392)            (497,957)            (997,367)
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       (2,048,018)  $         (754,728)  $         (316,795)  $         (279,830)
                                             ===================  ===================  ===================  ===================


                                                MIST JPMORGAN     MIST LOOMIS SAYLES    MIST LORD ABBETT      MIST MET/EATON
                                               SMALL CAP VALUE      GLOBAL MARKETS       BOND DEBENTURE     VANCE FLOATING RATE
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            58,234  $           332,898  $         1,468,975  $           255,414
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               61,814              289,034              363,410               98,243
      Administrative charges...............               10,597               51,713               66,155               17,978
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................               72,411              340,747              429,565              116,221
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....             (14,177)              (7,849)            1,039,410              139,193
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........              375,831                   --            1,086,989                   --
      Realized gains (losses) on sale of
        investments........................               81,020              598,732               46,118             (25,881)
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......              456,851              598,732            1,133,107             (25,881)
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            (825,843)            (635,698)          (3,065,865)            (286,734)
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            (368,992)             (36,966)          (1,932,758)            (312,615)
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         (383,169)  $          (44,815)  $         (893,348)  $         (173,422)
                                             ===================  ===================  ===================  ===================

                                              MIST MET/FRANKLIN
                                                LOW DURATION      MIST MET/TEMPLETON
                                                TOTAL RETURN      INTERNATIONAL BOND
                                                 SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $           620,405  $          268,618
                                             -------------------  ------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              265,241              41,093
      Administrative charges...............               49,109               8,162
                                             -------------------  ------------------
        Total expenses.....................              314,350              49,255
                                             -------------------  ------------------
          Net investment income (loss).....              306,055             219,363
                                             -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --               5,969
      Realized gains (losses) on sale of
        investments........................             (96,368)            (53,312)
                                             -------------------  ------------------
          Net realized gains (losses)......             (96,368)            (47,343)
                                             -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................            (645,866)           (355,678)
                                             -------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            (742,234)           (403,021)
                                             -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         (436,179)  $        (183,658)
                                             ===================  ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2015


                                                                                            MIST METLIFE
                                                 MIST METLIFE          MIST METLIFE          MULTI-INDEX         MIST METLIFE
                                             ASSET ALLOCATION 100      BALANCED PLUS        TARGETED RISK       SMALL CAP VALUE
                                                  SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         1,403,005   $         8,549,056  $           405,120  $            32,579
                                             --------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................            1,540,555             4,886,693              398,150              487,144
      Administrative charges...............              272,981             1,017,024               80,354               86,243
                                             --------------------  -------------------  -------------------  -------------------
        Total expenses.....................            1,813,536             5,903,717              478,504              573,387
                                             --------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....            (410,531)             2,645,339             (73,384)            (540,808)
                                             --------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........            8,172,695            24,064,010              897,619           12,602,288
      Realized gains (losses) on sale of
        investments........................            1,978,749             1,447,969               67,440              488,662
                                             --------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......           10,151,444            25,511,979              965,059           13,090,950
                                             --------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................         (13,481,859)          (50,776,056)          (2,085,820)         (14,921,084)
                                             --------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          (3,330,415)          (25,264,077)          (1,120,761)          (1,830,134)
                                             --------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       (3,740,946)   $      (22,618,738)  $       (1,194,145)  $       (2,370,942)
                                             ====================  ===================  ===================  ===================

                                                                                           MIST MORGAN
                                              MIST MFS EMERGING    MIST MFS RESEARCH     STANLEY MID CAP     MIST OPPENHEIMER
                                               MARKETS EQUITY        INTERNATIONAL           GROWTH            GLOBAL EQUITY
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           570,368  $           928,896  $                --  $            42,725
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              428,380              476,301              128,098               48,679
      Administrative charges...............               79,280               85,654               27,028               11,429
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................              507,660              561,955              155,126               60,108
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....               62,708              366,941            (155,126)             (17,383)
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --                   --                   --              100,257
      Realized gains (losses) on sale of
        investments........................            (218,037)               78,281              124,778              116,423
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......            (218,037)               78,281              124,778              216,680
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          (4,862,852)          (1,506,624)            (676,092)             (67,246)
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          (5,080,889)          (1,428,343)            (551,314)              149,434
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       (5,018,181)  $       (1,061,402)  $         (706,440)  $           132,051
                                             ===================  ===================  ===================  ===================

                                                MIST PANAGORA         MIST PIMCO
                                             GLOBAL DIVERSIFIED   INFLATION PROTECTED
                                                    RISK                 BOND
                                                 SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $             3,567  $         3,552,960
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                8,215              991,041
      Administrative charges...............                1,751              180,524
                                             -------------------  -------------------
        Total expenses.....................                9,966            1,171,565
                                             -------------------  -------------------
          Net investment income (loss).....              (6,399)            2,381,395
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                4,631                   --
      Realized gains (losses) on sale of
        investments........................              (8,346)          (1,245,280)
                                             -------------------  -------------------
          Net realized gains (losses)......              (3,715)          (1,245,280)
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             (42,727)          (4,453,652)
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             (46,442)          (5,698,932)
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $          (52,841)  $       (3,317,537)
                                             ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2015


                                                 MIST PIMCO                              MIST PIONEER        MIST PYRAMIS
                                                TOTAL RETURN      MIST PIONEER FUND    STRATEGIC INCOME    GOVERNMENT INCOME
                                                 SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                             ------------------  -------------------  ------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $        8,326,866  $           189,648  $        2,735,609  $         1,139,919
                                             ------------------  -------------------  ------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................           2,112,819              171,673             615,182              567,991
      Administrative charges...............             391,702               38,683             132,852              121,392
                                             ------------------  -------------------  ------------------  -------------------
        Total expenses.....................           2,504,521              210,356             748,034              689,383
                                             ------------------  -------------------  ------------------  -------------------
          Net investment income (loss).....           5,822,345             (20,708)           1,987,575              450,536
                                             ------------------  -------------------  ------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........           1,909,285            1,456,179             536,257                   --
      Realized gains (losses) on sale of
        investments........................           (615,702)               56,855            (67,399)              (8,211)
                                             ------------------  -------------------  ------------------  -------------------
          Net realized gains (losses)......           1,293,583            1,513,034             468,858              (8,211)
                                             ------------------  -------------------  ------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................         (9,457,803)          (1,692,007)         (3,859,253)            (905,219)
                                             ------------------  -------------------  ------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................         (8,164,220)            (178,973)         (3,390,395)            (913,430)
                                             ------------------  -------------------  ------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $      (2,341,875)  $         (199,681)  $      (1,402,820)  $         (462,894)
                                             ==================  ===================  ==================  ===================


                                                MIST PYRAMIS        MIST SCHRODERS     MIST SSGA GROWTH         MIST SSGA
                                                MANAGED RISK      GLOBAL MULTI-ASSET    AND INCOME ETF         GROWTH ETF
                                                 SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  ------------------  -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $           103,653  $          239,805  $         2,172,809  $        1,082,380
                                             -------------------  ------------------  -------------------  ------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              182,000             282,023            1,223,530             681,270
      Administrative charges...............               36,095              59,566              235,982             135,039
                                             -------------------  ------------------  -------------------  ------------------
        Total expenses.....................              218,095             341,589            1,459,512             816,309
                                             -------------------  ------------------  -------------------  ------------------
          Net investment income (loss).....            (114,442)           (101,784)              713,297             266,071
                                             -------------------  ------------------  -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........              521,800             719,414            5,297,158           2,956,225
      Realized gains (losses) on sale of
        investments........................              105,878             109,545              693,698             365,691
                                             -------------------  ------------------  -------------------  ------------------
          Net realized gains (losses)......              627,678             828,959            5,990,856           3,321,916
                                             -------------------  ------------------  -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................            (971,214)         (1,340,525)         (10,019,988)         (5,617,473)
                                             -------------------  ------------------  -------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            (343,536)           (511,566)          (4,029,132)         (2,295,557)
                                             -------------------  ------------------  -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         (457,978)  $        (613,350)  $       (3,315,835)  $      (2,029,486)
                                             ===================  ==================  ===================  ==================


                                              MIST T. ROWE PRICE  MIST T. ROWE PRICE
                                                LARGE CAP VALUE     MID CAP GROWTH
                                                  SUB-ACCOUNT         SUB-ACCOUNT
                                             -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $           915,659  $               --
                                             -------------------  ------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              823,220             636,981
      Administrative charges...............              149,822             114,429
                                             -------------------  ------------------
        Total expenses.....................              973,042             751,410
                                             -------------------  ------------------
          Net investment income (loss).....             (57,383)           (751,410)
                                             -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........              128,110           7,396,921
      Realized gains (losses) on sale of
        investments........................            1,763,572           1,449,279
                                             -------------------  ------------------
          Net realized gains (losses)......            1,891,682           8,846,200
                                             -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................          (4,973,990)         (5,810,445)
                                             -------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          (3,082,308)           3,035,755
                                             -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       (3,139,691)  $        2,284,345
                                             ===================  ==================



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2015


                                                                                          MSF BARCLAYS
                                                   MIST WMC       MSF BAILLIE GIFFORD    AGGREGATE BOND        MSF BLACKROCK
                                              LARGE CAP RESEARCH  INTERNATIONAL STOCK         INDEX             BOND INCOME
                                                  SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            13,246  $           225,721  $           364,895  $           330,554
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               24,364              216,403              177,668              113,868
      Administrative charges...............                4,241               39,904               33,563               22,374
                                             -------------------  -------------------  -------------------  -------------------
          Total expenses...................               28,605              256,307              211,231              136,242
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....             (15,359)             (30,586)              153,664              194,312
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........              121,318                   --                   --              101,761
      Realized gains (losses) on sale of
        investments........................               89,217              233,914             (20,454)                9,830
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......              210,535              233,914             (20,454)              111,591
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            (145,425)            (648,676)            (359,064)            (399,918)
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               65,110            (414,762)            (379,518)            (288,327)
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            49,751  $         (445,348)  $         (225,854)  $          (94,015)
                                             ===================  ===================  ===================  ===================


                                                 MSF BLACKROCK        MSF BLACKROCK        MSF FRONTIER         MSF JENNISON
                                             CAPITAL APPRECIATION     MONEY MARKET        MID CAP GROWTH           GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $                --   $                 1  $                --  $             6,735
                                             --------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               19,183               746,763              135,977              720,068
      Administrative charges...............                3,155               136,395               24,287              130,631
                                             --------------------  -------------------  -------------------  -------------------
          Total expenses...................               22,338               883,158              160,264              850,699
                                             --------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....             (22,338)             (883,157)            (160,264)            (843,964)
                                             --------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........              214,964                    --            1,321,933            7,984,389
      Realized gains (losses) on sale of
        investments........................               55,966                    --              306,399            2,341,576
                                             --------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......              270,930                    --            1,628,332           10,325,965
                                             --------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            (192,648)                    --          (1,304,420)          (4,930,509)
                                             --------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               78,282                    --              323,912            5,395,456
                                             --------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            55,944   $         (883,157)  $           163,648  $         4,551,492
                                             ====================  ===================  ===================  ===================


                                              MSF LOOMIS SAYLES    MSF LOOMIS SAYLES
                                               SMALL CAP CORE      SMALL CAP GROWTH
                                                 SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $                --  $               --
                                             -------------------  ------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               12,330               5,127
      Administrative charges...............                1,998               1,352
                                             -------------------  ------------------
          Total expenses...................               14,328               6,479
                                             -------------------  ------------------
          Net investment income (loss).....             (14,328)             (6,479)
                                             -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........              104,776              73,996
      Realized gains (losses) on sale of
        investments........................               22,662              24,847
                                             -------------------  ------------------
          Net realized gains (losses)......              127,438              98,843
                                             -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................            (139,150)            (88,359)
                                             -------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             (11,712)              10,484
                                             -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $          (26,040)  $            4,005
                                             ===================  ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2015


                                                                        MSF MET/
                                                                       DIMENSIONAL
                                                MSF MET/ARTISAN       INTERNATIONAL          MSF METLIFE          MSF METLIFE
                                                 MID CAP VALUE        SMALL COMPANY      ASSET ALLOCATION 20  ASSET ALLOCATION 40
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            142,946  $            83,674  $            183,133  $         1,172,034
                                             --------------------  -------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               218,182               64,827               116,142            5,727,751
      Administrative charges...............                38,662               12,254                20,925            1,065,140
                                             --------------------  -------------------  --------------------  -------------------
        Total expenses.....................               256,844               77,081               137,067            6,792,891
                                             --------------------  -------------------  --------------------  -------------------
           Net investment income (loss)....             (113,898)                6,593                46,066          (5,620,857)
                                             --------------------  -------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........             1,982,030              811,047               275,079           23,541,146
      Realized gains (losses) on sale of
        investments........................               306,016             (23,330)              (74,186)            1,213,223
                                             --------------------  -------------------  --------------------  -------------------
           Net realized gains (losses).....             2,288,046              787,717               200,893           24,754,369
                                             --------------------  -------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................           (3,891,613)            (591,734)             (377,702)         (29,649,088)
                                             --------------------  -------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................           (1,603,567)              195,983             (176,809)          (4,894,719)
                                             --------------------  -------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        (1,717,465)  $           202,576  $          (130,743)  $      (10,515,576)
                                             ====================  ===================  ====================  ===================



                                                 MSF METLIFE           MSF METLIFE          MSF METLIFE           MSF METLIFE
                                             ASSET ALLOCATION 60   ASSET ALLOCATION 80  MID CAP STOCK INDEX       STOCK INDEX
                                                 SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         3,092,243  $         1,492,135   $            58,747  $           781,392
                                             -------------------  --------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................            7,594,602            6,267,965                89,705              724,125
      Administrative charges...............            1,449,586            1,122,670                16,809              125,235
                                             -------------------  --------------------  -------------------  -------------------
        Total expenses.....................            9,044,188            7,390,635               106,514              849,360
                                             -------------------  --------------------  -------------------  -------------------
           Net investment income (loss)....          (5,951,945)          (5,898,500)              (47,767)             (67,968)
                                             -------------------  --------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........           37,191,634           20,352,722               425,136            2,188,484
      Realized gains (losses) on sale of
        investments........................            1,963,930            1,775,849               187,475            2,212,853
                                             -------------------  --------------------  -------------------  -------------------
           Net realized gains (losses).....           39,155,564           22,128,571               612,611            4,401,337
                                             -------------------  --------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................         (48,189,302)         (30,263,064)             (852,547)          (4,768,021)
                                             -------------------  --------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................          (9,033,738)          (8,134,493)             (239,936)            (366,684)
                                             -------------------  --------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $      (14,985,683)  $      (14,032,993)   $         (287,703)  $         (434,652)
                                             ===================  ====================  ===================  ===================



                                                    MSF MFS
                                                 TOTAL RETURN          MSF MFS VALUE
                                                  SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            205,930  $           590,553
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               107,694              290,931
      Administrative charges...............                21,214               58,677
                                             --------------------  -------------------
        Total expenses.....................               128,908              349,608
                                             --------------------  -------------------
           Net investment income (loss)....                77,022              240,945
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                    --            3,670,089
      Realized gains (losses) on sale of
        investments........................               232,337              313,527
                                             --------------------  -------------------
           Net realized gains (losses).....               232,337            3,983,616
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             (457,063)          (4,630,770)
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             (224,726)            (647,154)
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $          (147,704)  $         (406,209)
                                             ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2015




                                                  MSF MSCI           MSF NEUBERGER      MSF RUSSELL 2000     MSF T. ROWE PRICE
                                                 EAFE INDEX         BERMAN GENESIS            INDEX          LARGE CAP GROWTH
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $           197,954  $            20,539  $            84,129  $              127
                                             -------------------  -------------------  -------------------  ------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               83,183              180,735              124,036             305,618
      Administrative charges...............               15,851               32,015               23,271              54,938
                                             -------------------  -------------------  -------------------  ------------------
        Total expenses.....................               99,034              212,750              147,307             360,556
                                             -------------------  -------------------  -------------------  ------------------
          Net investment income (loss).....               98,920            (192,211)             (63,178)           (360,429)
                                             -------------------  -------------------  -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --                   --              516,795           3,906,562
      Realized gains (losses) on sale of
        investments........................               60,573              503,039              385,170             556,652
                                             -------------------  -------------------  -------------------  ------------------
          Net realized gains (losses)......               60,573              503,039              901,965           4,463,214
                                             -------------------  -------------------  -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................            (396,487)            (432,472)          (1,477,704)         (2,319,054)
                                             -------------------  -------------------  -------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            (335,914)               70,567            (575,739)           2,144,160
                                             -------------------  -------------------  -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         (236,994)  $         (121,644)  $         (638,917)  $        1,783,731
                                             ===================  ===================  ===================  ==================

                                                                                        MSF WESTERN ASSET
                                                                      MSF VAN ECK          MANAGEMENT        MSF WESTERN ASSET
                                              MSF T. ROWE PRICE     GLOBAL NATURAL       STRATEGIC BOND         MANAGEMENT
                                              SMALL CAP GROWTH         RESOURCES          OPPORTUNITIES       U.S. GOVERNMENT
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  ------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $                --  $            11,325  $            1,019  $           608,840
                                             -------------------  -------------------  ------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                7,624               72,086                 251              367,500
      Administrative charges...............                1,295               13,312                  51               73,665
                                             -------------------  -------------------  ------------------  -------------------
        Total expenses.....................                8,919               85,398                 302              441,165
                                             -------------------  -------------------  ------------------  -------------------
          Net investment income (loss).....              (8,919)             (74,073)                 717              167,675
                                             -------------------  -------------------  ------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........               47,178                   --                  --                   --
      Realized gains (losses) on sale of
        investments........................               25,632            (401,795)                  24             (12,160)
                                             -------------------  -------------------  ------------------  -------------------
          Net realized gains (losses)......               72,810            (401,795)                  24             (12,160)
                                             -------------------  -------------------  ------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             (58,083)          (1,487,172)             (1,452)            (488,723)
                                             -------------------  -------------------  ------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               14,727          (1,888,967)             (1,428)            (500,883)
                                             -------------------  -------------------  ------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $             5,808  $       (1,963,040)  $            (711)  $         (333,208)
                                             ===================  ===================  ==================  ===================


                                                                      OPPENHEIMER VA
                                                 MSF WMC CORE           MAIN STREET
                                             EQUITY OPPORTUNITIES        SMALL CAP
                                                  SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         1,142,803   $            29,751
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              974,664                49,779
      Administrative charges...............              174,425                11,563
                                             --------------------  -------------------
        Total expenses.....................            1,149,089                61,342
                                             --------------------  -------------------
          Net investment income (loss).....              (6,286)              (31,591)
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........           24,104,672               689,097
      Realized gains (losses) on sale of
        investments........................              685,953               162,454
                                             --------------------  -------------------
          Net realized gains (losses)......           24,790,625               851,551
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................         (24,420,438)           (1,152,699)
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              370,187             (301,148)
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           363,901   $         (332,739)
                                             ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2015


                                                  PIMCO VIT             PIMCO VIT            PIONEER VCT         PIONEER VCT
                                                 HIGH YIELD           LOW DURATION          MID CAP VALUE    REAL ESTATE SHARES
                                                 SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $             7,438  $              2,290  $            12,453  $               234
                                             -------------------  --------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                1,691                   794               26,524                  157
      Administrative charges...............                  351                   165                5,608                   27
                                             -------------------  --------------------  -------------------  -------------------
        Total expenses.....................                2,042                   959               32,132                  184
                                             -------------------  --------------------  -------------------  -------------------
           Net investment income (loss)....                5,396                 1,331             (19,679)                   50
                                             -------------------  --------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                1,957                    --              258,392                1,262
      Realized gains (losses) on sale of
        investments........................                5,408                   208               30,033                  190
                                             -------------------  --------------------  -------------------  -------------------
           Net realized gains (losses).....                7,365                   208              288,425                1,452
                                             -------------------  --------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             (15,496)               (2,265)            (444,878)              (1,183)
                                             -------------------  --------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              (8,131)               (2,057)            (156,453)                  269
                                             -------------------  --------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           (2,735)  $              (726)  $         (176,132)  $               319
                                             ===================  ====================  ===================  ===================

                                                  PUTNAM VT             PUTNAM VT        RUSSELL AGGRESSIVE
                                                EQUITY INCOME       MULTI-CAP GROWTH           EQUITY         RUSSELL CORE BOND
                                                 SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $               853  $              1,649  $                26  $               565
                                             -------------------  --------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                  600                 2,884                   48                  294
      Administrative charges...............                   85                   345                    4                   34
                                             -------------------  --------------------  -------------------  -------------------
        Total expenses.....................                  685                 3,229                   52                  328
                                             -------------------  --------------------  -------------------  -------------------
           Net investment income (loss)....                  168               (1,580)                 (26)                  237
                                             -------------------  --------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --                 2,588                  355                  275
      Realized gains (losses) on sale of
        investments........................                  328                42,330                    8                  (1)
                                             -------------------  --------------------  -------------------  -------------------
           Net realized gains (losses).....                  328                44,918                  363                  274
                                             -------------------  --------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................              (2,781)              (46,765)                (672)                (870)
                                             -------------------  --------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              (2,453)               (1,847)                (309)                (596)
                                             -------------------  --------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           (2,285)  $            (3,427)  $             (335)  $             (359)
                                             ===================  ====================  ===================  ===================

                                              RUSSELL GLOBAL REAL   RUSSELL MULTI-STYLE
                                               ESTATE SECURITIES          EQUITY
                                                  SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $                128  $               341
                                             --------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                    97                  523
      Administrative charges...............                    11                   62
                                             --------------------  --------------------
        Total expenses.....................                   108                  585
                                             --------------------  --------------------
           Net investment income (loss)....                    20                (244)
                                             --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   356                3,522
      Realized gains (losses) on sale of
        investments........................                    13                  111
                                             --------------------  --------------------
           Net realized gains (losses).....                   369                3,633
                                             --------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................                 (476)              (3,512)
                                             --------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................                 (107)                  121
                                             --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $               (87)  $             (123)
                                             ====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONCLUDED)
                    FOR THE YEAR ENDED DECEMBER 31, 2015


                                                                                                                 TAP 1919 VARIABLE
                                                                                                                SOCIALLY RESPONSIVE
                                                                                          RUSSELL NON-U.S.           BALANCED
                                                                                             SUB-ACCOUNT            SUB-ACCOUNT
                                                                                        --------------------   ---------------------
INVESTMENT INCOME:
      Dividends.......................................................................  $                138   $                 222
                                                                                        --------------------   ---------------------
EXPENSES:
      Mortality and expense risk and
         other charges................................................................                   151                     202
      Administrative charges..........................................................                    17                      37
                                                                                        --------------------   ---------------------
         Total expenses...............................................................                   168                     239
                                                                                        --------------------   ---------------------
           Net investment income (loss)...............................................                  (30)                    (17)
                                                                                        --------------------   ---------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions.....................................................                    --                   1,495
      Realized gains (losses) on sale of
         investments..................................................................                    25                    (29)
                                                                                        --------------------   ---------------------
           Net realized gains (losses)................................................                    25                   1,466
                                                                                        --------------------   ---------------------
      Change in unrealized gains (losses)
         on investments...............................................................                 (309)                 (2,014)
                                                                                        --------------------   ---------------------
      Net realized and change in
         unrealized gains (losses) on
         investments..................................................................                 (284)                   (548)
                                                                                        --------------------   ---------------------
      Net increase (decrease) in net assets
         resulting from operations....................................................  $              (314)   $               (565)
                                                                                        ====================   =====================



 The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                    STATEMENTS OF CHANGES IN NET ASSETS
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014



                                               AMERICAN FUNDS BOND          AMERICAN FUNDS GLOBAL GROWTH
                                                   SUB-ACCOUNT                       SUB-ACCOUNT
                                        --------------------------------  --------------------------------
                                              2015            2014              2015            2014
                                        ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).......  $        32,864  $        65,671  $     (137,968)  $      (96,655)
   Net realized gains (losses)........          232,251           17,327        3,083,785        3,133,649
   Change in unrealized gains
     (losses) on investments..........        (369,445)          335,947      (1,554,636)      (2,843,013)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations...............        (104,330)          418,945        1,391,181          193,981
                                        ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.............          124,640          181,111          191,745          385,276
   Net transfers (including fixed
     account).........................        (207,854)          822,299      (1,014,655)          623,685
   Contract charges...................         (82,374)         (76,566)        (169,785)        (157,916)
   Transfers for contract benefits
     and terminations.................        (873,356)        (906,474)      (1,819,300)      (2,195,707)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions....      (1,038,944)           20,370      (2,811,995)      (1,344,662)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets.................      (1,143,274)          439,315      (1,420,814)      (1,150,681)
NET ASSETS:
   Beginning of year..................       11,308,400       10,869,085       25,669,460       26,820,141
                                        ---------------  ---------------  ---------------  ---------------
   End of year........................  $    10,165,126  $    11,308,400  $    24,248,646  $    25,669,460
                                        ===============  ===============  ===============  ===============

                                                 AMERICAN FUNDS
                                           GLOBAL SMALL CAPITALIZATION          AMERICAN FUNDS GROWTH
                                                   SUB-ACCOUNT                       SUB-ACCOUNT
                                        --------------------------------  --------------------------------
                                              2015            2014             2015              2014
                                        ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).......  $      (61,139)  $      (54,784)  $     (501,444)  $     (409,344)
   Net realized gains (losses)........          551,557          185,462       13,143,719        5,038,283
   Change in unrealized gains
     (losses) on investments..........        (505,256)         (76,267)      (9,743,166)        (847,936)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations...............         (14,838)           54,411        2,899,109        3,781,003
                                        ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.............           46,690          111,938          161,980          168,819
   Net transfers (including fixed
     account).........................          (6,034)           99,917      (2,197,056)      (1,934,880)
   Contract charges...................         (35,339)         (32,692)        (355,389)        (346,003)
   Transfers for contract benefits
     and terminations.................        (263,057)        (457,674)      (4,553,347)      (4,770,104)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions....        (257,740)        (278,511)      (6,943,812)      (6,882,168)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets.................        (272,578)        (224,100)      (4,044,703)      (3,101,165)
NET ASSETS:
   Beginning of year..................        4,933,146        5,157,246       56,173,858       59,275,023
                                        ---------------  ---------------  ---------------  ---------------
   End of year........................  $     4,660,568  $     4,933,146  $    52,129,155  $    56,173,858
                                        ===============  ===============  ===============  ===============


                                           AMERICAN FUNDS GROWTH-INCOME          FIDELITY VIP CONTRAFUND
                                                    SUB-ACCOUNT                        SUB-ACCOUNT
                                        ---------------------------------  ---------------------------------
                                              2015             2014              2015             2014
                                        ----------------  ---------------  ---------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).......  $       (88,773)  $      (99,984)  $     (131,080)   $     (148,445)
   Net realized gains (losses)........         4,859,758        2,760,961        2,424,282         1,127,240
   Change in unrealized gains
     (losses) on investments..........       (4,776,095)         (83,669)      (2,450,487)         1,074,730
                                        ----------------  ---------------  ---------------   ---------------
     Net increase (decrease)
        in net assets resulting
        from operations...............           (5,110)        2,577,308        (157,285)         2,053,525
                                        ----------------  ---------------  ---------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.............           499,381          488,595          109,859           194,907
   Net transfers (including fixed
     account).........................         (358,681)        (417,379)        (400,364)         (368,126)
   Contract charges...................         (174,618)        (170,722)        (136,610)         (131,996)
   Transfers for contract benefits
     and terminations.................       (2,451,638)      (3,409,977)      (1,636,934)       (1,702,970)
                                        ----------------  ---------------  ---------------   ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions....       (2,485,556)      (3,509,483)      (2,064,049)       (2,008,185)
                                        ----------------  ---------------  ---------------   ---------------
     Net increase (decrease)
        in net assets.................       (2,490,666)        (932,175)      (2,221,334)            45,340
NET ASSETS:
   Beginning of year..................        29,698,695       30,630,870       21,423,316        21,377,976
                                        ----------------  ---------------  ---------------   ---------------
   End of year........................  $     27,208,029  $    29,698,695  $    19,201,982   $    21,423,316
                                        ================  ===============  ===============   ===============


                                           FIDELITY VIP EQUITY-INCOME
                                                   SUB-ACCOUNT
                                        ---------------------------------
                                              2015             2014
                                        ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).......  $         1,152  $          1,085
   Net realized gains (losses)........            8,502             1,542
   Change in unrealized gains
     (losses) on investments..........         (13,758)             3,091
                                        ---------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations...............          (4,104)             5,718
                                        ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.............               --                --
   Net transfers (including fixed
     account).........................              353             (226)
   Contract charges...................            (498)             (495)
   Transfers for contract benefits
     and terminations.................         (11,529)           (1,218)
                                        ---------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions....         (11,674)           (1,939)
                                        ---------------  ----------------
     Net increase (decrease)
        in net assets.................         (15,778)             3,779
NET ASSETS:
   Beginning of year..................           87,581            83,802
                                        ---------------  ----------------
   End of year........................  $        71,803  $         87,581
                                        ===============  ================

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014



                                           FIDELITY VIP MID CAP           FTVIPT FRANKLIN INCOME VIP
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2015            2014              2015            2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     (181,361)  $     (223,258)  $       729,211  $       895,000
   Net realized gains (losses).....        2,173,723          709,391         (20,122)          213,354
   Change in unrealized gains
     (losses) on investments.......      (2,422,001)          266,685      (2,703,315)        (286,821)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (429,639)          752,818      (1,994,226)          821,533
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          241,608          356,562          214,349          247,022
   Net transfers (including fixed
     account)......................           34,825        (183,851)          530,095           46,629
   Contract charges................        (105,827)        (101,500)        (147,046)        (153,209)
   Transfers for contract benefits
     and terminations..............      (1,161,136)      (1,357,350)      (1,968,187)      (2,257,943)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (990,530)      (1,286,139)      (1,370,789)      (2,117,501)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (1,420,169)        (533,321)      (3,365,015)      (1,295,968)
NET ASSETS:
   Beginning of year...............       16,755,847       17,289,168       24,536,012       25,831,980
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $    15,335,678  $    16,755,847  $    21,170,997  $    24,536,012
                                     ===============  ===============  ===============  ===============

                                              FTVIPT FRANKLIN                    FTVIPT FRANKLIN
                                             MUTUAL SHARES VIP                 SMALL CAP VALUE VIP
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  ---------------------------------
                                           2015            2014              2015             2014
                                     ---------------  ---------------  ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $        65,792  $        26,738  $       (25,083)  $      (26,118)
   Net realized gains (losses).....          386,996          136,306           541,549          393,877
   Change in unrealized gains
     (losses) on investments.......        (697,353)           77,257         (829,307)        (391,795)
                                     ---------------  ---------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (244,565)          240,301         (312,841)         (24,036)
                                     ---------------  ---------------  ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           31,753           29,450            46,778           89,822
   Net transfers (including fixed
     account)......................           89,412         (40,641)           153,231           61,002
   Contract charges................         (23,456)         (22,046)          (25,317)         (24,228)
   Transfers for contract benefits
     and terminations..............        (484,307)        (338,496)         (172,334)        (308,089)
                                     ---------------  ---------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (386,598)        (371,733)             2,358        (181,493)
                                     ---------------  ---------------  ----------------  ---------------
     Net increase (decrease)
       in net assets...............        (631,163)        (131,432)         (310,483)        (205,529)
NET ASSETS:
   Beginning of year...............        4,285,026        4,416,458         3,653,630        3,859,159
                                     ---------------  ---------------  ----------------  ---------------
   End of year.....................  $     3,653,863  $     4,285,026  $      3,343,147  $     3,653,630
                                     ===============  ===============  ================  ===============

                                              FTVIPT TEMPLETON                  FTVIPT TEMPLETON
                                                 FOREIGN VIP                     GLOBAL BOND VIP
                                                 SUB-ACCOUNT                       SUB-ACCOUNT
                                     ---------------------------------  --------------------------------
                                           2015             2014              2015             2014
                                     ---------------   ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       184,113   $        13,527  $       781,102  $       482,941
   Net realized gains (losses).....          412,597           149,398          (5,919)          (8,066)
   Change in unrealized gains
     (losses) on investments.......      (1,558,430)       (1,987,679)      (1,456,610)        (408,968)
                                     ---------------   ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (961,720)       (1,824,754)        (681,427)           65,907
                                     ---------------   ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           55,875            62,668          152,613          246,690
   Net transfers (including fixed
     account)......................          622,033           770,175          372,354          306,196
   Contract charges................         (85,321)          (88,287)        (101,268)         (99,890)
   Transfers for contract benefits
     and terminations..............      (1,034,853)       (1,283,658)        (742,404)      (1,094,049)
                                     ---------------   ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (442,266)         (539,102)        (318,705)        (641,053)
                                     ---------------   ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (1,403,986)       (2,363,856)      (1,000,132)        (575,146)
NET ASSETS:
   Beginning of year...............       12,938,516        15,302,372       12,391,360       12,966,506
                                     ---------------   ---------------  ---------------  ---------------
   End of year.....................  $    11,534,530   $    12,938,516  $    11,391,228  $    12,391,360
                                     ===============   ===============  ===============  ===============


                                      INVESCO V.I. EQUITY AND INCOME
                                                SUB-ACCOUNT
                                     --------------------------------
                                          2015              2014
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       175,894  $        34,716
   Net realized gains (losses).....        2,061,234        1,396,659
   Change in unrealized gains
     (losses) on investments.......      (2,973,420)         (72,823)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (736,292)        1,358,552
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          517,603          774,496
   Net transfers (including fixed
     account)......................          139,863           73,663
   Contract charges................        (110,007)        (103,126)
   Transfers for contract benefits
     and terminations..............      (1,554,477)      (1,499,965)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (1,007,018)        (754,932)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (1,743,310)          603,620
NET ASSETS:
   Beginning of year...............       19,615,976       19,012,356
                                     ---------------  ---------------
   End of year.....................  $    17,872,666  $    19,615,976
                                     ===============  ===============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014


                                                                                LMPVET CLEARBRIDGE
                                     INVESCO V.I. INTERNATIONAL GROWTH      VARIABLE AGGRESSIVE GROWTH
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                     ----------------------------------  ---------------------------------
                                           2015             2014               2015             2014
                                     ---------------  ----------------   ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       (4,585)  $          6,636   $     (220,142)  $      (262,834)
   Net realized gains (losses).....          161,798           260,462         3,006,703         2,627,910
   Change in unrealized gains
     (losses) on investments.......        (574,849)         (385,747)       (3,342,663)         1,001,651
                                     ---------------  ----------------   ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (417,636)         (118,649)         (556,102)         3,366,727
                                     ---------------  ----------------   ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          151,373           179,278           741,158           797,128
   Net transfers (including fixed
     account)......................          327,191            59,721         (167,936)         (974,778)
   Contract charges................         (81,299)          (79,811)          (81,172)          (80,337)
   Transfers for contract benefits
     and terminations..............        (720,794)         (849,118)       (2,346,532)       (1,802,065)
                                     ---------------  ----------------   ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (323,529)         (689,930)       (1,854,482)       (2,060,052)
                                     ---------------  ----------------   ---------------  ----------------
     Net increase (decrease)
       in net assets...............        (741,165)         (808,579)       (2,410,584)         1,306,675
NET ASSETS:
   Beginning of year...............       11,092,683        11,901,262        19,900,016        18,593,341
                                     ---------------  ----------------   ---------------  ----------------
   End of year.....................  $    10,351,518  $     11,092,683   $    17,489,432  $     19,900,016
                                     ===============  ================   ===============  ================

                                            LMPVET CLEARBRIDGE                  LMPVET CLEARBRIDGE
                                           VARIABLE APPRECIATION            VARIABLE DIVIDEND STRATEGY
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                     ---------------------------------  ---------------------------------
                                           2015             2014              2015             2014
                                     ---------------  ----------------  ---------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      (56,759)  $       (60,293)  $        27,610   $        97,705
   Net realized gains (losses).....        1,600,211         1,883,330          490,538           526,727
   Change in unrealized gains
     (losses) on investments.......      (1,504,427)           543,097      (1,483,363)         1,261,749
                                     ---------------  ----------------  ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............           39,025         2,366,134        (965,215)         1,886,181
                                     ---------------  ----------------  ---------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          814,833           811,616          391,671           406,967
   Net transfers (including fixed
     account)......................        (521,735)          (86,107)           78,594           360,106
   Contract charges................        (151,722)         (147,927)         (92,901)          (94,893)
   Transfers for contract benefits
     and terminations..............      (2,676,614)       (2,657,198)      (1,861,201)       (1,773,692)
                                     ---------------  ----------------  ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (2,535,238)       (2,079,616)      (1,483,837)       (1,101,512)
                                     ---------------  ----------------  ---------------   ---------------
     Net increase (decrease)
       in net assets...............      (2,496,213)           286,518      (2,449,052)           784,669
NET ASSETS:
   Beginning of year...............       26,063,152        25,776,634       16,774,613        15,989,944
                                     ---------------  ----------------  ---------------   ---------------
   End of year.....................  $    23,566,939  $     26,063,152  $    14,325,561   $    16,774,613
                                     ===============  ================  ===============   ===============

                                            LMPVET CLEARBRIDGE                LMPVET CLEARBRIDGE
                                         VARIABLE LARGE CAP GROWTH         VARIABLE LARGE CAP VALUE
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2015              2014            2015              2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       (3,130)  $       (3,478)  $       (1,108)  $           636
   Net realized gains (losses).....           42,243           60,021           25,599           42,646
   Change in unrealized gains
     (losses) on investments.......         (19,187)         (25,080)         (40,641)          (8,887)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............           19,926           31,463         (16,150)           34,395
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........               --               --           11,097               --
   Net transfers (including fixed
     account)......................         (14,443)         (11,317)         (27,007)           27,328
   Contract charges................            (397)            (364)          (1,242)          (1,190)
   Transfers for contract benefits
     and terminations..............         (33,111)         (69,654)          (8,706)         (42,592)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..         (47,951)         (81,335)         (25,858)         (16,454)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............         (28,025)         (49,872)         (42,008)           17,941
NET ASSETS:
   Beginning of year...............          261,685          311,557          391,501          373,560
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $       233,660  $       261,685  $       349,493  $       391,501
                                     ===============  ===============  ===============  ===============

                                            LMPVET CLEARBRIDGE
                                         VARIABLE SMALL CAP GROWTH
                                                SUB-ACCOUNT
                                     ---------------------------------
                                           2015             2014
                                     ---------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      (69,343)   $      (72,554)
   Net realized gains (losses).....          208,837           892,547
   Change in unrealized gains
     (losses) on investments.......        (423,551)         (668,150)
                                     ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (284,057)           151,843
                                     ---------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          153,206            94,930
   Net transfers (including fixed
     account)......................           19,178         (201,516)
   Contract charges................         (32,258)          (30,966)
   Transfers for contract benefits
     and terminations..............        (330,232)         (560,521)
                                     ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (190,106)         (698,073)
                                     ---------------   ---------------
     Net increase (decrease)
       in net assets...............        (474,163)         (546,230)
NET ASSETS:
   Beginning of year...............        5,087,100         5,633,330
                                     ---------------   ---------------
   End of year.....................  $     4,612,937   $     5,087,100
                                     ===============   ===============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014


                                          LMPVET QS LEGG MASON               LMPVET QS LEGG MASON
                                      VARIABLE CONSERVATIVE GROWTH              VARIABLE GROWTH
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2015              2014             2015            2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $        14,071  $        30,051  $       (1,105)  $         4,364
   Net realized gains (losses).....           70,917          174,668          181,639          106,350
   Change in unrealized gains
     (losses) on investments.......        (154,281)         (99,810)        (235,904)         (64,780)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............         (69,293)          104,909         (55,370)           45,934
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          198,645          269,091           70,886           49,573
   Net transfers (including fixed
     account)......................        (265,257)          126,016           16,184           48,250
   Contract charges................         (16,604)         (16,858)          (4,509)          (3,773)
   Transfers for contract benefits
     and terminations..............        (162,588)        (947,834)         (58,529)        (106,871)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (245,804)        (569,585)           24,032         (12,821)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............        (315,097)        (464,676)         (31,338)           33,113
NET ASSETS:
   Beginning of year...............        2,748,787        3,213,463        1,440,406        1,407,293
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $     2,433,690  $     2,748,787  $     1,409,068  $     1,440,406
                                     ===============  ===============  ===============  ===============

                                           LMPVET QS LEGG MASON           LMPVIT WESTERN ASSET VARIABLE
                                         VARIABLE MODERATE GROWTH            GLOBAL HIGH YIELD BOND
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  ---------------------------------
                                           2015            2014              2015             2014
                                     ---------------  ---------------  ---------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $            76  $           113  $       416,674   $       542,410
   Net realized gains (losses).....            4,488            8,570         (86,781)            14,626
   Change in unrealized gains
     (losses) on investments.......          (6,453)          (4,906)        (976,480)         (794,045)
                                     ---------------  ---------------  ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          (1,889)            3,777        (646,587)         (237,009)
                                     ---------------  ---------------  ---------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........              352              240          128,250           152,896
   Net transfers (including fixed
     account)......................              481          (5,597)          324,477           315,526
   Contract charges................             (73)             (79)         (56,859)          (58,724)
   Transfers for contract benefits
     and terminations..............         (22,187)         (21,577)        (637,536)       (1,051,904)
                                     ---------------  ---------------  ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..         (21,427)         (27,013)        (241,668)         (642,206)
                                     ---------------  ---------------  ---------------   ---------------
     Net increase (decrease)
       in net assets...............         (23,316)         (23,236)        (888,255)         (879,215)
NET ASSETS:
   Beginning of year...............           76,177           99,413        9,114,627         9,993,842
                                     ---------------  ---------------  ---------------   ---------------
   End of year.....................  $        52,861  $        76,177  $     8,226,372   $     9,114,627
                                     ===============  ===============  ===============   ===============

                                              MIST AB GLOBAL             MIST ALLIANZ GLOBAL INVESTORS
                                            DYNAMIC ALLOCATION             DYNAMIC MULTI-ASSET PLUS
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2015              2014             2015           2014 (a)
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     2,890,740  $       752,498  $           694  $         (141)
   Net realized gains (losses).....        7,795,395        4,549,196            3,588            4,147
   Change in unrealized gains
     (losses) on investments.......     (11,873,101)        3,941,996         (79,700)            2,923
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      (1,186,966)        9,243,690         (75,418)            6,929
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        2,133,725        3,189,858          885,743          242,017
   Net transfers (including fixed
     account)......................      (5,288,279)          675,877        1,261,265          211,206
   Contract charges................      (1,710,041)      (1,627,007)         (12,391)            (475)
   Transfers for contract benefits
     and terminations..............      (6,892,234)      (5,070,228)         (54,543)          (6,580)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..     (11,756,829)      (2,831,500)        2,080,074          446,168
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............     (12,943,795)        6,412,190        2,004,656          453,097
NET ASSETS:
   Beginning of year...............      165,816,100      159,403,910          453,097               --
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $   152,872,305  $   165,816,100  $     2,457,753  $       453,097
                                     ===============  ===============  ===============  ===============

                                            MIST AMERICAN FUNDS
                                            BALANCED ALLOCATION
                                                SUB-ACCOUNT
                                     --------------------------------
                                          2015             2014
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     (407,046)  $     (720,138)
   Net realized gains (losses).....       14,435,039       24,878,435
   Change in unrealized gains
     (losses) on investments.......     (18,838,250)     (14,389,072)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      (4,810,257)        9,769,225
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        2,537,193        6,193,692
   Net transfers (including fixed
     account)......................        2,697,019        2,880,748
   Contract charges................      (2,067,218)      (1,933,074)
   Transfers for contract benefits
     and terminations..............     (16,202,873)     (12,507,722)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..     (13,035,879)      (5,366,356)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............     (17,846,136)        4,402,869
NET ASSETS:
   Beginning of year...............      227,310,122      222,907,253
                                     ---------------  ---------------
   End of year.....................  $   209,463,986  $   227,310,122
                                     ===============  ===============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014


                                            MIST AMERICAN FUNDS               MIST AMERICAN FUNDS
                                             GROWTH ALLOCATION                      GROWTH
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2015            2014              2015            2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     (313,282)  $     (620,503)  $     (363,199)  $     (565,972)
   Net realized gains (losses).....        7,960,003       20,217,960        6,514,302        6,454,735
   Change in unrealized gains
     (losses) on investments.......      (9,878,377)     (14,600,969)      (3,822,987)      (2,489,245)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      (2,231,656)        4,996,488        2,328,116        3,399,518
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          813,470        1,354,431        1,161,898          863,248
   Net transfers (including fixed
     account)......................          922,854        (934,436)      (1,624,402)      (3,215,640)
   Contract charges................        (993,730)        (861,478)        (425,513)        (418,168)
   Transfers for contract benefits
     and terminations..............      (4,541,348)      (8,698,355)      (4,318,572)      (5,574,339)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (3,798,754)      (9,139,838)      (5,206,589)      (8,344,899)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (6,030,410)      (4,143,350)      (2,878,473)      (4,945,381)
NET ASSETS:
   Beginning of year...............      102,586,064      106,729,414       49,790,311       54,735,692
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $    96,555,654  $   102,586,064  $    46,911,838  $    49,790,311
                                     ===============  ===============  ===============  ===============

                                            MIST AMERICAN FUNDS               MIST AQR GLOBAL RISK
                                            MODERATE ALLOCATION                     BALANCED
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  ---------------------------------
                                           2015            2014              2015             2014
                                     ---------------  ---------------  ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     (123,687)  $     (157,567)  $      6,126,612  $   (2,557,854)
   Net realized gains (losses).....        6,052,679       12,213,849        13,719,574        1,128,302
   Change in unrealized gains
     (losses) on investments.......      (8,464,797)      (6,816,426)      (36,332,071)        5,772,019
                                     ---------------  ---------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      (2,535,805)        5,239,856      (16,485,885)        4,342,467
                                     ---------------  ---------------  ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        1,359,140        1,379,892           965,482        2,605,519
   Net transfers (including fixed
     account)......................        (200,996)        1,198,716       (6,948,277)      (8,819,810)
   Contract charges................      (1,081,525)      (1,066,265)       (1,626,249)      (1,739,757)
   Transfers for contract benefits
     and terminations..............      (6,479,536)      (9,454,768)       (6,909,588)      (6,072,811)
                                     ---------------  ---------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (6,402,917)      (7,942,425)      (14,518,632)     (14,026,859)
                                     ---------------  ---------------  ----------------  ---------------
     Net increase (decrease)
       in net assets...............      (8,938,722)      (2,702,569)      (31,004,517)      (9,684,392)
NET ASSETS:
   Beginning of year...............      118,528,940      121,231,509       164,216,972      173,901,364
                                     ---------------  ---------------  ----------------  ---------------
   End of year.....................  $   109,590,218  $   118,528,940  $    133,212,455  $   164,216,972
                                     ===============  ===============  ================  ===============

                                            MIST BLACKROCK GLOBAL
                                             TACTICAL STRATEGIES            MIST BLACKROCK HIGH YIELD
                                                 SUB-ACCOUNT                       SUB-ACCOUNT
                                     ---------------------------------  --------------------------------
                                           2015             2014              2015             2014
                                     ---------------   ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       200,740   $   (1,118,377)  $     1,222,768  $       893,715
   Net realized gains (losses).....       14,027,735        17,791,156           53,324        1,041,673
   Change in unrealized gains
     (losses) on investments.......     (18,727,774)       (3,752,394)      (2,361,470)      (1,580,136)
                                     ---------------   ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      (4,499,299)        12,920,385      (1,085,378)          355,252
                                     ---------------   ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        3,075,581         3,658,653        1,228,525          223,560
   Net transfers (including fixed
     account)......................      (3,472,798)         (977,178)            8,002        1,406,056
   Contract charges................      (3,139,337)       (3,013,956)        (150,121)        (151,747)
   Transfers for contract benefits
     and terminations..............     (12,011,012)       (9,164,842)      (1,383,239)      (1,980,533)
                                     ---------------   ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..     (15,547,566)       (9,497,323)        (296,833)        (502,664)
                                     ---------------   ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............     (20,046,865)         3,423,062      (1,382,211)        (147,412)
NET ASSETS:
   Beginning of year...............      301,995,802       298,572,740       20,028,907       20,176,319
                                     ---------------   ---------------  ---------------  ---------------
   End of year.....................  $   281,948,937   $   301,995,802  $    18,646,696  $    20,028,907
                                     ===============   ===============  ===============  ===============


                                      MIST CLARION GLOBAL REAL ESTATE
                                                SUB-ACCOUNT
                                     --------------------------------
                                          2015              2014
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       591,235  $      (77,745)
   Net realized gains (losses).....          230,931          275,163
   Change in unrealized gains
     (losses) on investments.......      (1,573,025)        2,748,234
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (750,859)        2,945,652
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          216,460          169,254
   Net transfers (including fixed
     account)......................        (146,164)        6,240,859
   Contract charges................        (173,525)        (162,934)
   Transfers for contract benefits
     and terminations..............      (2,284,037)      (3,843,652)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (2,387,266)        2,403,527
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (3,138,125)        5,349,179
NET ASSETS:
   Beginning of year...............       27,853,608       22,504,429
                                     ---------------  ---------------
   End of year.....................  $    24,715,483  $    27,853,608
                                     ===============  ===============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014


                                        MIST CLEARBRIDGE AGGRESSIVE            MIST GOLDMAN SACHS
                                                  GROWTH                          MID CAP VALUE
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                     ---------------------------------  ---------------------------------
                                           2015             2014             2015              2014
                                     ---------------  ----------------  ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     (815,835)  $      (804,142)  $     (250,790)  $      (283,722)
   Net realized gains (losses).....        2,644,719         3,168,962        6,334,338         5,389,213
   Change in unrealized gains
     (losses) on investments.......      (4,943,638)         5,688,249      (8,851,416)       (2,294,503)
                                     ---------------  ----------------  ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      (3,114,754)         8,053,069      (2,767,868)         2,810,988
                                     ---------------  ----------------  ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          753,767           637,486        1,768,275           243,758
   Net transfers (including fixed
     account)......................        2,668,234        14,222,010          348,011         (387,390)
   Contract charges................        (414,155)         (334,691)        (159,957)         (161,481)
   Transfers for contract benefits
     and terminations..............      (4,753,182)       (4,852,663)      (1,961,945)       (2,088,134)
                                     ---------------  ----------------  ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (1,745,336)         9,672,142          (5,616)       (2,393,247)
                                     ---------------  ----------------  ---------------  ----------------
     Net increase (decrease)
       in net assets...............      (4,860,090)        17,725,211      (2,773,484)           417,741
NET ASSETS:
   Beginning of year...............       57,875,892        40,150,681       25,990,516        25,572,775
                                     ---------------  ----------------  ---------------  ----------------
   End of year.....................  $    53,015,802  $     57,875,892  $    23,217,032  $     25,990,516
                                     ===============  ================  ===============  ================

                                            MIST HARRIS OAKMARK           MIST INVESCO BALANCED-RISK
                                               INTERNATIONAL                      ALLOCATION
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  ---------------------------------
                                          2015              2014             2015             2014
                                     ---------------  ---------------  ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       791,930  $       495,959  $       475,724  $      (539,584)
   Net realized gains (losses).....        6,055,377        7,343,016        2,470,723         1,812,493
   Change in unrealized gains
     (losses) on investments.......     (10,046,093)     (12,725,824)      (4,949,711)           188,813
                                     ---------------  ---------------  ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      (3,198,786)      (4,886,849)      (2,003,264)         1,461,722
                                     ---------------  ---------------  ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          598,739        1,033,690        1,525,795         1,477,466
   Net transfers (including fixed
     account)......................          810,289        3,428,491        1,185,746       (3,447,655)
   Contract charges................        (426,304)        (436,731)        (356,517)         (349,771)
   Transfers for contract benefits
     and terminations..............      (4,949,594)      (4,927,625)      (1,659,022)       (1,156,350)
                                     ---------------  ---------------  ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (3,966,870)        (902,175)          696,002       (3,476,310)
                                     ---------------  ---------------  ---------------  ----------------
     Net increase (decrease)
       in net assets...............      (7,165,656)      (5,789,024)      (1,307,262)       (2,014,588)
NET ASSETS:
   Beginning of year...............       61,491,744       67,280,768       35,248,383        37,262,971
                                     ---------------  ---------------  ---------------  ----------------
   End of year.....................  $    54,326,088  $    61,491,744  $    33,941,121  $     35,248,383
                                     ===============  ===============  ===============  ================


                                           MIST INVESCO COMSTOCK           MIST INVESCO MID CAP VALUE
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  ---------------------------------
                                          2015              2014             2015             2014
                                     ---------------  ---------------  ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       563,285  $     (316,976)  $      (220,691)  $     (229,617)
   Net realized gains (losses).....        2,263,180        1,306,185         1,375,080        3,966,060
   Change in unrealized gains
     (losses) on investments.......      (5,818,057)        2,063,871       (3,202,407)      (2,103,922)
                                     ---------------  ---------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      (2,991,592)        3,053,080       (2,048,018)        1,632,521
                                     ---------------  ---------------  ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          555,767          931,331           301,449          188,069
   Net transfers (including fixed
     account)......................           99,699       14,698,514           519,444        1,374,600
   Contract charges................        (271,560)        (235,548)         (159,598)        (156,324)
   Transfers for contract benefits
     and terminations..............      (2,835,741)      (2,609,239)       (1,544,632)      (1,399,901)
                                     ---------------  ---------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (2,451,835)       12,785,058         (883,337)            6,444
                                     ---------------  ---------------  ----------------  ---------------
     Net increase (decrease)
       in net assets...............      (5,443,427)       15,838,138       (2,931,355)        1,638,965
NET ASSETS:
   Beginning of year...............       43,159,191       27,321,053        21,071,080       19,432,115
                                     ---------------  ---------------  ----------------  ---------------
   End of year.....................  $    37,715,764  $    43,159,191  $     18,139,725  $    21,071,080
                                     ===============  ===============  ================  ===============

                                          MIST INVESCO SMALL CAP
                                                  GROWTH
                                                SUB-ACCOUNT
                                     --------------------------------
                                           2015             2014
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     (443,336)  $     (450,049)
   Net realized gains (losses).....        7,346,384        4,337,744
   Change in unrealized gains
     (losses) on investments.......      (7,657,776)      (2,265,729)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (754,728)        1,621,966
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          313,423          265,783
   Net transfers (including fixed
     account)......................          814,922          491,585
   Contract charges................        (177,711)        (165,225)
   Transfers for contract benefits
     and terminations..............      (2,353,015)      (2,570,196)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (1,402,381)      (1,978,053)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (2,157,109)        (356,087)
NET ASSETS:
   Beginning of year...............       27,218,174       27,574,261
                                     ---------------  ---------------
   End of year.....................  $    25,061,065  $    27,218,174
                                     ===============  ===============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014


                                                                             MIST JPMORGAN GLOBAL
                                         MIST JPMORGAN CORE BOND               ACTIVE ALLOCATION
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2015              2014             2015            2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       181,162  $      (58,600)  $       717,537  $     (162,379)
   Net realized gains (losses).....          (2,985)          111,839        2,868,559        1,958,456
   Change in unrealized gains
     (losses) on investments.......        (494,972)          871,429      (3,865,926)          960,282
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (316,795)          924,668        (279,830)        2,756,359
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        2,193,313          719,597        3,404,390        5,596,745
   Net transfers (including fixed
     account)......................          225,223        4,172,822        1,854,339        3,800,324
   Contract charges................        (259,556)        (224,880)        (556,547)        (477,486)
   Transfers for contract benefits
     and terminations..............      (1,492,921)      (3,417,403)      (2,463,064)      (2,141,065)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..          666,059        1,250,136        2,239,118        6,778,518
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............          349,264        2,174,804        1,959,288        9,534,877
NET ASSETS:
   Beginning of year...............       28,756,406       26,581,602       54,838,087       45,303,210
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $    29,105,670  $    28,756,406  $    56,797,375  $    54,838,087
                                     ===============  ===============  ===============  ===============

                                                                              MIST LOOMIS SAYLES
                                       MIST JPMORGAN SMALL CAP VALUE            GLOBAL MARKETS
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2015             2014             2015             2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      (14,177)  $      (27,744)  $       (7,849)  $        66,822
   Net realized gains (losses).....          456,851          650,167          598,732          501,738
   Change in unrealized gains
     (losses) on investments.......        (825,843)        (494,125)        (635,698)        (294,685)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (383,169)          128,298         (44,815)          273,875
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           10,707           12,070          127,688          281,165
   Net transfers (including fixed
     account)......................         (83,353)           26,760         (15,848)        2,410,110
   Contract charges................         (27,995)         (27,584)        (153,262)        (123,098)
   Transfers for contract benefits
     and terminations..............        (189,489)        (285,139)      (1,296,378)      (1,117,295)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (290,130)        (273,893)      (1,337,800)        1,450,882
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............        (673,299)        (145,595)      (1,382,615)        1,724,757
NET ASSETS:
   Beginning of year...............        4,532,724        4,678,319       20,560,388       18,835,631
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $     3,859,425  $     4,532,724  $    19,177,773  $    20,560,388
                                     ===============  ===============  ===============  ===============

                                                                             MIST MET/EATON VANCE
                                      MIST LORD ABBETT BOND DEBENTURE            FLOATING RATE
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2015             2014             2015              2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     1,039,410  $     1,117,038  $       139,193  $       142,713
   Net realized gains (losses).....        1,133,107        1,136,922         (25,881)           23,741
   Change in unrealized gains
     (losses) on investments.......      (3,065,865)      (1,338,104)        (286,734)        (232,898)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (893,348)          915,856        (173,422)         (66,444)
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          336,770          339,992          217,901           86,617
   Net transfers (including fixed
     account)......................         (29,665)            4,168           49,095          785,114
   Contract charges................        (161,625)        (165,718)         (50,988)         (51,451)
   Transfers for contract benefits
     and terminations..............      (3,036,932)      (3,075,776)        (417,478)        (774,797)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (2,891,452)      (2,897,334)        (201,470)           45,483
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (3,784,800)      (1,981,478)        (374,892)         (20,961)
NET ASSETS:
   Beginning of year...............       27,547,405       29,528,883        7,288,213        7,309,174
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $    23,762,605  $    27,547,405  $     6,913,321  $     7,288,213
                                     ===============  ===============  ===============  ===============

                                             MIST MET/FRANKLIN
                                         LOW DURATION TOTAL RETURN
                                                SUB-ACCOUNT
                                     ---------------------------------
                                           2015             2014
                                     ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       306,055  $        129,643
   Net realized gains (losses).....         (96,368)          (20,127)
   Change in unrealized gains
     (losses) on investments.......        (645,866)         (217,510)
                                     ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (436,179)         (107,994)
                                     ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        1,273,970           410,317
   Net transfers (including fixed
     account)......................          345,837         1,907,574
   Contract charges................        (173,901)         (168,443)
   Transfers for contract benefits
     and terminations..............      (1,609,839)       (2,445,241)
                                     ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (163,933)         (295,793)
                                     ---------------  ----------------
     Net increase (decrease)
       in net assets...............        (600,112)         (403,787)
NET ASSETS:
   Beginning of year...............       19,463,215        19,867,002
                                     ---------------  ----------------
   End of year.....................  $    18,863,103  $     19,463,215
                                     ===============  ================

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014


                                               MIST MET/TEMPLETON
                                               INTERNATIONAL BOND         MIST METLIFE ASSET ALLOCATION 100
                                                   SUB-ACCOUNT                       SUB-ACCOUNT
                                        --------------------------------  ---------------------------------
                                              2015            2014              2015             2014
                                        ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).......  $       219,363  $       114,943  $     (410,531)  $   (1,081,926)
   Net realized gains (losses)........         (47,343)         (20,999)       10,151,444        2,136,001
   Change in unrealized gains
     (losses) on investments..........        (355,678)        (102,252)     (13,481,859)        2,705,947
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations...............        (183,658)          (8,308)      (3,740,946)        3,760,022
                                        ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.............           31,613           29,109        1,278,574        1,515,825
   Net transfers (including fixed
     account).........................        (111,871)         (84,808)      (1,914,161)          922,335
   Contract charges...................         (33,378)         (37,872)        (752,627)        (739,910)
   Transfers for contract benefits
     and terminations.................        (129,293)        (290,182)      (5,238,556)      (5,731,808)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions....        (242,929)        (383,753)      (6,626,770)      (4,033,558)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets.................        (426,587)        (392,061)     (10,367,716)        (273,536)
NET ASSETS:
   Beginning of year..................        3,439,582        3,831,643      111,647,826      111,921,362
                                        ---------------  ---------------  ---------------  ---------------
   End of year........................  $     3,012,995  $     3,439,582  $   101,280,110  $   111,647,826
                                        ===============  ===============  ===============  ===============

                                                                               MIST METLIFE MULTI-INDEX
                                           MIST METLIFE BALANCED PLUS                TARGETED RISK
                                                   SUB-ACCOUNT                        SUB-ACCOUNT
                                        ---------------------------------  ---------------------------------
                                              2015              2014             2015             2014
                                        ----------------  ---------------  ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).......  $      2,645,339  $     1,154,029  $      (73,384)  $      (253,390)
   Net realized gains (losses)........        25,511,979       31,813,936          965,059           135,990
   Change in unrealized gains
     (losses) on investments..........      (50,776,056)      (2,910,121)      (2,085,820)         1,365,984
                                        ----------------  ---------------  ---------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations...............      (22,618,738)       30,057,844      (1,194,145)         1,248,584
                                        ----------------  ---------------  ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.............        12,425,013       14,544,124        5,038,196         2,124,742
   Net transfers (including fixed
     account).........................         9,489,083       15,762,942       10,227,525         8,794,693
   Contract charges...................       (4,217,993)      (3,748,663)        (313,460)         (176,576)
   Transfers for contract benefits
     and terminations.................      (14,553,548)     (11,290,929)      (1,752,661)         (577,761)
                                        ----------------  ---------------  ---------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions....         3,142,555       15,267,474       13,199,600        10,165,098
                                        ----------------  ---------------  ---------------  ----------------
     Net increase (decrease)
        in net assets.................      (19,476,183)       45,325,318       12,005,455        11,413,682
NET ASSETS:
   Beginning of year..................       405,567,745      360,242,427       23,914,446        12,500,764
                                        ----------------  ---------------  ---------------  ----------------
   End of year........................  $    386,091,562  $   405,567,745  $    35,919,901  $     23,914,446
                                        ================  ===============  ===============  ================

                                                                                  MIST MFS EMERGING
                                          MIST METLIFE SMALL CAP VALUE             MARKETS EQUITY
                                                   SUB-ACCOUNT                       SUB-ACCOUNT
                                        --------------------------------  --------------------------------
                                             2015              2014            2015              2014
                                        ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).......  $     (540,808)  $     (626,008)  $        62,708  $     (273,174)
   Net realized gains (losses)........       13,090,950        2,645,429        (218,037)           74,450
   Change in unrealized gains
     (losses) on investments..........     (14,921,084)      (2,009,527)      (4,862,852)      (2,523,671)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations...............      (2,370,942)            9,894      (5,018,181)      (2,722,395)
                                        ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.............          189,337          286,989        1,301,442          505,293
   Net transfers (including fixed
     account).........................      (1,687,112)          344,552        2,234,712        1,009,733
   Contract charges...................        (224,917)        (237,866)        (246,267)        (254,698)
   Transfers for contract benefits
     and terminations.................      (2,368,637)      (2,995,506)      (2,038,345)      (3,140,421)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions....      (4,091,329)      (2,601,831)        1,251,542      (1,880,093)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets.................      (6,462,271)      (2,591,937)      (3,766,639)      (4,602,488)
NET ASSETS:
   Beginning of year..................       37,535,474       40,127,411       32,387,503       36,989,991
                                        ---------------  ---------------  ---------------  ---------------
   End of year........................  $    31,073,203  $    37,535,474  $    28,620,864  $    32,387,503
                                        ===============  ===============  ===============  ===============


                                         MIST MFS RESEARCH INTERNATIONAL
                                                   SUB-ACCOUNT
                                        --------------------------------
                                             2015             2014
                                        ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).......  $       366,941  $       215,337
   Net realized gains (losses)........           78,281          167,480
   Change in unrealized gains
     (losses) on investments..........      (1,506,624)      (3,533,258)
                                        ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations...............      (1,061,402)      (3,150,441)
                                        ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.............        1,912,079          343,663
   Net transfers (including fixed
     account).........................        1,124,805        1,529,657
   Contract charges...................        (216,757)        (212,933)
   Transfers for contract benefits
     and terminations.................      (2,794,064)      (4,208,257)
                                        ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions....           26,063      (2,547,870)
                                        ---------------  ---------------
     Net increase (decrease)
        in net assets.................      (1,035,339)      (5,698,311)
NET ASSETS:
   Beginning of year..................       33,145,443       38,843,754
                                        ---------------  ---------------
   End of year........................  $    32,110,104  $    33,145,443
                                        ===============  ===============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014


                                           MIST MORGAN STANLEY                 MIST OPPENHEIMER
                                             MID CAP GROWTH                      GLOBAL EQUITY
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2015             2014              2015             2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     (155,126)  $     (153,042)  $      (17,383)  $      (21,800)
   Net realized gains (losses).....          124,778          383,823          216,680          244,503
   Change in unrealized gains
     (losses) on investments.......        (676,092)        (319,884)         (67,246)        (188,678)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (706,440)         (89,103)          132,051           34,025
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          299,912          369,153           20,615           17,876
   Net transfers (including fixed
     account)......................          546,208          801,679          (8,855)         (31,637)
   Contract charges................         (78,947)         (72,101)         (26,971)         (26,518)
   Transfers for contract benefits
     and terminations..............        (379,318)        (855,626)        (318,905)        (462,763)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..          387,855          243,105        (334,116)        (503,042)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............        (318,585)          154,002        (202,065)        (469,017)
NET ASSETS:
   Beginning of year...............       10,714,839       10,560,837        4,489,241        4,958,258
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $    10,396,254  $    10,714,839  $     4,287,176  $     4,489,241
                                     ===============  ===============  ===============  ===============

                                              MIST PANAGORA                        MIST PIMCO
                                         GLOBAL DIVERSIFIED RISK            INFLATION PROTECTED BOND
                                               SUB-ACCOUNT                         SUB-ACCOUNT
                                     --------------------------------  ---------------------------------
                                          2015           2014 (a)            2015             2014
                                     ---------------  ---------------  ---------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       (6,399)  $         (867)  $     2,381,395   $      (39,795)
   Net realized gains (losses).....          (3,715)            7,039      (1,245,280)       (1,194,993)
   Change in unrealized gains
     (losses) on investments.......         (42,727)          (2,221)      (4,453,652)         2,520,097
                                     ---------------  ---------------  ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............         (52,841)            3,951      (3,317,537)         1,285,309
                                     ---------------  ---------------  ---------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          167,836          144,956          650,017           597,543
   Net transfers (including fixed
     account)......................          611,899           98,847           49,265       (1,825,449)
   Contract charges................          (5,304)               --        (599,997)         (633,921)
   Transfers for contract benefits
     and terminations..............         (96,605)          (1,572)      (6,297,883)       (8,809,113)
                                     ---------------  ---------------  ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..          677,826          242,231      (6,198,598)      (10,670,940)
                                     ---------------  ---------------  ---------------   ---------------
     Net increase (decrease)
       in net assets...............          624,985          246,182      (9,516,135)       (9,385,631)
NET ASSETS:
   Beginning of year...............          246,182               --       75,779,611        85,165,242
                                     ---------------  ---------------  ---------------   ---------------
   End of year.....................  $       871,167  $       246,182  $    66,263,476   $    75,779,611
                                     ===============  ===============  ===============   ===============


                                          MIST PIMCO TOTAL RETURN              MIST PIONEER FUND
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2015             2014              2015             2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     5,822,345  $     1,273,940  $      (20,708)  $        43,605
   Net realized gains (losses).....        1,293,583        (108,254)        1,513,034        4,519,141
   Change in unrealized gains
     (losses) on investments.......      (9,457,803)        3,309,354      (1,692,007)      (3,128,101)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      (2,341,875)        4,475,040        (199,681)        1,434,645
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        1,138,614        1,455,415          168,632          311,953
   Net transfers (including fixed
     account)......................      (3,695,106)      (6,939,269)          (3,381)        (271,916)
   Contract charges................      (1,349,014)      (1,392,724)        (117,386)        (110,419)
   Transfers for contract benefits
     and terminations..............     (13,110,666)     (15,724,122)        (806,766)        (876,313)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..     (17,016,172)     (22,600,700)        (758,901)        (946,695)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............     (19,358,047)     (18,125,660)        (958,582)          487,950
NET ASSETS:
   Beginning of year...............      164,503,034      182,628,694       15,956,844       15,468,894
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $   145,144,987  $   164,503,034  $    14,998,262  $    15,956,844
                                     ===============  ===============  ===============  ===============


                                       MIST PIONEER STRATEGIC INCOME
                                                SUB-ACCOUNT
                                     --------------------------------
                                           2015             2014
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     1,987,575  $     2,079,251
   Net realized gains (losses).....          468,858          735,267
   Change in unrealized gains
     (losses) on investments.......      (3,859,253)      (1,039,723)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............      (1,402,820)        1,774,795
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          601,876          924,816
   Net transfers (including fixed
     account)......................          932,146        2,493,605
   Contract charges................        (395,232)        (387,252)
   Transfers for contract benefits
     and terminations..............      (4,501,075)      (7,501,434)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (3,362,285)      (4,470,265)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (4,765,105)      (2,695,470)
NET ASSETS:
   Beginning of year...............       54,657,082       57,352,552
                                     ---------------  ---------------
   End of year.....................  $    49,891,977  $    54,657,082
                                     ===============  ===============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014


                                                 MIST PYRAMIS
                                               GOVERNMENT INCOME             MIST PYRAMIS MANAGED RISK
                                                  SUB-ACCOUNT                       SUB-ACCOUNT
                                       --------------------------------  --------------------------------
                                            2015              2014             2015             2014
                                       ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $       450,536  $       590,403  $     (114,442)  $     (114,588)
   Net realized gains (losses).......          (8,211)        (133,276)          627,678           53,360
   Change in unrealized gains
     (losses) on investments.........        (905,219)        2,493,827        (971,214)          577,766
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............        (462,894)        2,950,954        (457,978)          516,538
                                       ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          707,625          732,744        1,743,429          856,404
   Net transfers (including fixed
     account)........................          232,261      (1,178,756)        5,603,174        5,521,992
   Contract charges..................        (528,976)        (522,094)        (145,798)         (65,787)
   Transfers for contract benefits
     and terminations................      (2,517,403)      (3,396,914)        (553,993)        (233,511)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (2,106,493)      (4,365,020)        6,646,812        6,079,098
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets.................      (2,569,387)      (1,414,066)        6,188,834        6,595,636
NET ASSETS:
   Beginning of year.................       49,486,685       50,900,751       10,475,781        3,880,145
                                       ---------------  ---------------  ---------------  ---------------
   End of year.......................  $    46,917,298  $    49,486,685  $    16,664,615  $    10,475,781
                                       ===============  ===============  ===============  ===============

                                                                                      MIST SSGA
                                       MIST SCHRODERS GLOBAL MULTI-ASSET        GROWTH AND INCOME ETF
                                                  SUB-ACCOUNT                        SUB-ACCOUNT
                                       ---------------------------------  --------------------------------
                                             2015            2014              2015             2014
                                       ---------------  --------------    ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $     (101,784)  $     (34,935)    $       713,297  $       654,987
   Net realized gains (losses).......          828,959         776,428          5,990,856        6,665,779
   Change in unrealized gains
     (losses) on investments.........      (1,340,525)         468,531       (10,019,988)      (3,412,275)
                                       ---------------  --------------    ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............        (613,350)       1,210,024        (3,315,835)        3,908,491
                                       ---------------  --------------    ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............        1,164,704       2,742,737            830,595          901,558
   Net transfers (including fixed
     account)........................        1,576,241       2,242,865          5,568,857         (18,763)
   Contract charges..................        (238,149)       (184,047)          (877,505)        (830,706)
   Transfers for contract benefits
     and terminations................        (862,122)       (831,192)        (5,209,760)      (4,041,154)
                                       ---------------  --------------    ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....        1,640,674       3,970,363            312,187      (3,989,065)
                                       ---------------  --------------    ---------------  ---------------
     Net increase (decrease)
       in net assets.................        1,027,324       5,180,387        (3,003,648)         (80,574)
NET ASSETS:
   Beginning of year.................       22,196,588      17,016,201         94,142,075       94,222,649
                                       ---------------  --------------    ---------------  ---------------
   End of year.......................  $    23,223,912  $   22,196,588    $    91,138,427  $    94,142,075
                                       ===============  ==============    ===============  ===============

                                                                                MIST T. ROWE PRICE
                                             MIST SSGA GROWTH ETF                 LARGE CAP VALUE
                                                  SUB-ACCOUNT                       SUB-ACCOUNT
                                       --------------------------------  --------------------------------
                                            2015             2014             2015             2014
                                       ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $       266,071  $       203,444  $      (57,383)  $     (253,080)
   Net realized gains (losses).......        3,321,916        4,141,785        1,891,682        2,491,075
   Change in unrealized gains
     (losses) on investments.........      (5,617,473)      (2,445,256)      (4,973,990)        4,209,137
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............      (2,029,486)        1,899,973      (3,139,691)        6,447,132
                                       ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          383,728        2,281,714          733,719          613,703
   Net transfers (including fixed
     account)........................          830,582          457,742        1,874,890        9,466,258
   Contract charges..................        (506,773)        (439,672)        (365,131)        (326,861)
   Transfers for contract benefits
     and terminations................      (2,078,057)      (1,897,738)      (5,447,057)      (6,731,679)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (1,370,520)          402,046      (3,203,579)        3,021,421
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets.................      (3,400,006)        2,302,019      (6,343,270)        9,468,553
NET ASSETS:
   Beginning of year.................       54,196,165       51,894,146       62,822,190       53,353,637
                                       ---------------  ---------------  ---------------  ---------------
   End of year.......................  $    50,796,159  $    54,196,165  $    56,478,920  $    62,822,190
                                       ===============  ===============  ===============  ===============

                                             MIST T. ROWE PRICE
                                               MID CAP GROWTH
                                                 SUB-ACCOUNT
                                       -------------------------------
                                            2015             2014
                                       --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $    (751,410)   $    (739,216)
   Net realized gains (losses).......       8,846,200        5,835,680
   Change in unrealized gains
     (losses) on investments.........     (5,810,445)        (407,761)
                                       --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............       2,284,345        4,688,703
                                       --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............         501,703          403,412
   Net transfers (including fixed
     account)........................       (987,551)        (684,025)
   Contract charges..................       (336,314)        (310,295)
   Transfers for contract benefits
     and terminations................     (3,406,079)      (3,001,869)
                                       --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....     (4,228,241)      (3,592,777)
                                       --------------   --------------
     Net increase (decrease)
       in net assets.................     (1,943,896)        1,095,926
NET ASSETS:
   Beginning of year.................      45,839,314       44,743,388
                                       --------------   --------------
   End of year.......................  $   43,895,418   $   45,839,314
                                       ==============   ==============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014


                                                MIST WMC                     MSF BAILLIE GIFFORD
                                           LARGE CAP RESEARCH                INTERNATIONAL STOCK
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2015            2014              2015             2014
                                     --------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     (15,359)  $      (14,662)  $      (30,586)  $      (61,666)
   Net realized gains (losses).....         210,535          122,364          233,914          274,321
   Change in unrealized gains
     (losses) on investments.......       (145,425)           80,568        (648,676)      (1,058,956)
                                     --------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          49,751          188,270        (445,348)        (846,301)
                                     --------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          17,203            4,677          130,707          211,976
   Net transfers (including fixed
     account)......................        (57,626)        (140,945)        (668,167)        (589,744)
   Contract charges................        (15,750)         (14,650)        (147,322)        (149,531)
   Transfers for contract benefits
     and terminations..............        (63,373)        (221,990)        (868,759)      (1,184,852)
                                     --------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..       (119,546)        (372,908)      (1,553,541)      (1,712,151)
                                     --------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............        (69,795)        (184,638)      (1,998,889)      (2,558,452)
NET ASSETS:
   Beginning of year...............       1,689,615        1,874,253       16,634,652       19,193,104
                                     --------------  ---------------  ---------------  ---------------
   End of year.....................  $    1,619,820  $     1,689,615  $    14,635,763  $    16,634,652
                                     ==============  ===============  ===============  ===============

                                         MSF BARCLAYS AGGREGATE
                                               BOND INDEX                  MSF BLACKROCK BOND INCOME
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                     -------------------------------  ---------------------------------
                                          2015            2014              2015             2014
                                     --------------  ---------------  ---------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      153,664  $       119,760  $       194,312   $       163,146
   Net realized gains (losses).....        (20,454)         (33,156)          111,591            16,420
   Change in unrealized gains
     (losses) on investments.......       (359,064)          329,489        (399,918)           300,341
                                     --------------  ---------------  ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............       (225,854)          416,093         (94,015)           479,907
                                     --------------  ---------------  ---------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........         637,149          900,986           70,408            65,129
   Net transfers (including fixed
     account)......................       1,599,831        1,660,550        (113,416)           597,448
   Contract charges................       (129,982)        (103,005)         (69,288)          (67,861)
   Transfers for contract benefits
     and terminations..............     (1,426,296)        (773,194)        (790,322)         (940,046)
                                     --------------  ---------------  ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..         680,702        1,685,337        (902,618)         (345,330)
                                     --------------  ---------------  ---------------   ---------------
     Net increase (decrease)
       in net assets...............         454,848        2,101,430        (996,633)           134,577
NET ASSETS:
   Beginning of year...............      12,777,932       10,676,502        9,357,916         9,223,339
                                     --------------  ---------------  ---------------   ---------------
   End of year.....................  $   13,232,780  $    12,777,932  $     8,361,283   $     9,357,916
                                     ==============  ===============  ===============   ===============

                                               MSF BLACKROCK
                                           CAPITAL APPRECIATION           MSF BLACKROCK MONEY MARKET
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2015             2014             2015              2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      (22,338)  $      (21,235)  $     (883,157)  $     (997,939)
   Net realized gains (losses).....          270,930           96,795               --               --
   Change in unrealized gains
     (losses) on investments.......        (192,648)            3,550               --               --
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............           55,944           79,110        (883,157)        (997,939)
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........            8,781           22,447        1,479,857        2,301,354
   Net transfers (including fixed
     account)......................           33,034        (134,083)        7,588,452      (4,244,375)
   Contract charges................          (9,498)          (8,285)        (495,767)        (552,973)
   Transfers for contract benefits
     and terminations..............         (22,208)         (96,213)     (11,213,333)     (12,820,228)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..           10,109        (216,134)      (2,640,791)     (15,316,222)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............           66,053        (137,024)      (3,523,948)     (16,314,161)
NET ASSETS:
   Beginning of year...............        1,260,005        1,397,029       54,972,044       71,286,205
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $     1,326,058  $     1,260,005  $    51,448,096  $    54,972,044
                                     ===============  ===============  ===============  ===============

                                               MSF FRONTIER
                                              MID CAP GROWTH
                                                SUB-ACCOUNT
                                     --------------------------------
                                           2015             2014
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     (160,264)  $     (166,584)
   Net realized gains (losses).....        1,628,332        1,160,046
   Change in unrealized gains
     (losses) on investments.......      (1,304,420)        (113,151)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          163,648          880,311
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           87,429          249,397
   Net transfers (including fixed
     account)......................        (818,070)        (112,414)
   Contract charges................         (67,048)         (64,212)
   Transfers for contract benefits
     and terminations..............        (774,887)        (713,899)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (1,572,576)        (641,128)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (1,408,928)          239,183
NET ASSETS:
   Beginning of year...............       10,097,109        9,857,926
                                     ---------------  ---------------
   End of year.....................  $     8,688,181  $    10,097,109
                                     ===============  ===============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014



                                             MSF JENNISON GROWTH         MSF LOOMIS SAYLES SMALL CAP CORE
                                                 SUB-ACCOUNT                        SUB-ACCOUNT
                                      ---------------------------------  ---------------------------------
                                            2015              2014            2015              2014
                                      ----------------  ---------------  ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $      (843,964)  $     (880,483)  $      (14,328)  $       (15,955)
   Net realized gains (losses)......        10,325,965        5,611,936          127,438           177,738
   Change in unrealized gains
     (losses) on investments........       (4,930,509)      (1,017,791)        (139,150)         (149,011)
                                      ----------------  ---------------  ---------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations.............         4,551,492        3,713,662         (26,040)            12,772
                                      ----------------  ---------------  ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........           487,980          275,025           10,266            76,819
   Net transfers (including fixed
     account).......................       (3,035,745)      (3,353,192)         (55,755)          (16,139)
   Contract charges.................         (328,657)        (322,527)          (8,195)           (8,722)
   Transfers for contract benefits
     and terminations...............       (5,225,125)      (5,449,885)         (71,387)         (168,039)
                                      ----------------  ---------------  ---------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..       (8,101,547)      (8,850,579)        (125,071)         (116,081)
                                      ----------------  ---------------  ---------------  ----------------
     Net increase (decrease)
        in net assets...............       (3,550,055)      (5,136,917)        (151,111)         (103,309)
NET ASSETS:
   Beginning of year................        53,285,396       58,422,313          896,246           999,555
                                      ----------------  ---------------  ---------------  ----------------
   End of year......................  $     49,735,341  $    53,285,396  $       745,135  $        896,246
                                      ================  ===============  ===============  ================

                                              MSF LOOMIS SAYLES
                                              SMALL CAP GROWTH            MSF MET/ARTISAN MID CAP VALUE
                                                 SUB-ACCOUNT                       SUB-ACCOUNT
                                      --------------------------------  --------------------------------
                                            2015            2014             2015              2014
                                      ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $       (6,479)  $       (6,679)  $     (113,898)  $     (201,908)
   Net realized gains (losses)......           98,843           81,510        2,288,046          675,824
   Change in unrealized gains
     (losses) on investments........         (88,359)         (74,968)      (3,891,613)        (467,635)
                                      ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations.............            4,005            (137)      (1,717,465)            6,281
                                      ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........           10,910            1,641           35,692          109,103
   Net transfers (including fixed
     account).......................         (19,942)           48,500        (130,668)        (182,031)
   Contract charges.................          (4,209)          (3,619)         (91,779)        (100,238)
   Transfers for contract benefits
     and terminations...............         (56,698)         (33,190)      (1,360,817)      (2,189,102)
                                      ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..         (69,939)           13,332      (1,547,572)      (2,362,268)
                                      ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets...............         (65,934)           13,195      (3,265,037)      (2,355,987)
NET ASSETS:
   Beginning of year................          565,084          551,889       16,796,908       19,152,895
                                      ---------------  ---------------  ---------------  ---------------
   End of year......................  $       499,150  $       565,084  $    13,531,871  $    16,796,908
                                      ===============  ===============  ===============  ===============

                                             MSF MET/DIMENSIONAL
                                         INTERNATIONAL SMALL COMPANY     MSF METLIFE ASSET ALLOCATION 20
                                                 SUB-ACCOUNT                       SUB-ACCOUNT
                                      --------------------------------  --------------------------------
                                           2015              2014            2015              2014
                                      ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $         6,593  $        17,528  $        46,066  $        25,406
   Net realized gains (losses)......          787,717          200,062          200,893          147,457
   Change in unrealized gains
     (losses) on investments........        (591,734)        (635,376)        (377,702)         (61,591)
                                      ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations.............          202,576        (417,786)        (130,743)          111,272
                                      ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........           35,160           69,930          210,000          114,170
   Net transfers (including fixed
     account).......................          645,541          784,934      (1,942,784)        8,259,906
   Contract charges.................         (41,170)         (33,703)         (53,041)         (20,508)
   Transfers for contract benefits
     and terminations...............        (171,715)        (250,627)      (1,480,715)        (194,457)
                                      ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..          467,816          570,534      (3,266,540)        8,159,111
                                      ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets...............          670,392          152,748      (3,397,283)        8,270,383
NET ASSETS:
   Beginning of year................        4,465,940        4,313,192       10,621,616        2,351,233
                                      ---------------  ---------------  ---------------  ---------------
   End of year......................  $     5,136,332  $     4,465,940  $     7,224,333  $    10,621,616
                                      ===============  ===============  ===============  ===============


                                       MSF METLIFE ASSET ALLOCATION 40
                                                 SUB-ACCOUNT
                                      --------------------------------
                                           2015              2014
                                      ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $   (5,620,857)  $   (5,247,629)
   Net realized gains (losses)......       24,754,369        1,783,882
   Change in unrealized gains
     (losses) on investments........     (29,649,088)       16,244,805
                                      ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations.............     (10,515,576)       12,781,058
                                      ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        4,677,792        1,898,372
   Net transfers (including fixed
     account).......................     (14,170,267)      476,769,590
   Contract charges.................      (3,457,058)      (2,426,404)
   Transfers for contract benefits
     and terminations...............     (35,537,534)     (39,052,262)
                                      ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..     (48,487,067)      437,189,296
                                      ---------------  ---------------
     Net increase (decrease)
        in net assets...............     (59,002,643)      449,970,354
NET ASSETS:
   Beginning of year................      452,115,897        2,145,543
                                      ---------------  ---------------
   End of year......................  $   393,113,254  $   452,115,897
                                      ===============  ===============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014


                                     MSF METLIFE ASSET ALLOCATION 60    MSF METLIFE ASSET ALLOCATION 80
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2015              2014             2015            2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $   (5,951,945)  $   (6,288,107)  $   (5,898,500)  $   (5,263,935)
   Net realized gains (losses).....       39,155,564        2,194,352       22,128,571        1,635,655
   Change in unrealized gains
     (losses) on investments.......     (48,189,302)       24,799,478     (30,263,064)       21,946,301
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............     (14,985,683)       20,705,723     (14,032,993)       18,318,021
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        3,841,935        3,241,293        4,594,386        2,841,019
   Net transfers (including fixed
     account)......................      (6,468,884)      593,853,965      (1,752,389)      467,461,737
   Contract charges................      (4,716,411)      (3,088,982)      (3,302,830)      (2,046,521)
   Transfers for contract benefits
     and terminations..............     (44,219,236)     (28,985,529)     (28,550,165)     (31,670,258)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..     (51,562,596)      565,020,747     (29,010,998)      436,585,977
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............     (66,548,279)      585,726,470     (43,043,991)      454,903,998
NET ASSETS:
   Beginning of year...............      605,007,248       19,280,778      461,170,655        6,266,657
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $   538,458,969  $   605,007,248  $   418,126,664  $   461,170,655
                                     ===============  ===============  ===============  ===============

                                      MSF METLIFE MID CAP STOCK INDEX       MSF METLIFE STOCK INDEX
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2015            2014              2015             2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      (47,767)  $      (52,725)  $      (67,968)  $     (118,079)
   Net realized gains (losses).....          612,611          602,682        4,401,337        3,109,034
   Change in unrealized gains
     (losses) on investments.......        (852,547)         (45,982)      (4,768,021)        2,284,511
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (287,703)          503,975        (434,652)        5,275,466
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          148,751           68,941          466,861          263,933
   Net transfers (including fixed
     account)......................          392,815         (39,401)        (834,305)        2,151,906
   Contract charges................         (57,401)         (54,876)        (311,904)        (301,774)
   Transfers for contract benefits
     and terminations..............        (336,215)        (380,417)      (3,289,496)      (3,641,036)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..          147,950        (405,753)      (3,968,844)      (1,526,971)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............        (139,753)           98,222      (4,403,496)        3,748,495
NET ASSETS:
   Beginning of year...............        6,658,662        6,560,440       52,404,251       48,655,756
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $     6,518,909  $     6,658,662  $    48,000,755  $    52,404,251
                                     ===============  ===============  ===============  ===============

                                           MSF MFS TOTAL RETURN                  MSF MFS VALUE
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2015             2014              2015             2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $        77,022  $        68,208  $       240,945  $        24,915
   Net realized gains (losses).....          232,337          302,642        3,983,616        2,090,651
   Change in unrealized gains
     (losses) on investments.......        (457,063)          239,073      (4,630,770)         (29,591)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (147,704)          609,923        (406,209)        2,085,975
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           15,485           35,102          217,813          657,698
   Net transfers (including fixed
     account)......................           22,104        (354,019)          260,194      (1,829,287)
   Contract charges................         (51,434)         (53,783)        (184,446)        (188,557)
   Transfers for contract benefits
     and terminations..............        (973,346)        (954,888)      (1,628,071)      (1,620,314)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (987,191)      (1,327,588)      (1,334,510)      (2,980,460)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (1,134,895)        (717,665)      (1,740,719)        (894,485)
NET ASSETS:
   Beginning of year...............        8,996,458        9,714,123       24,125,307       25,019,792
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $     7,861,563  $     8,996,458  $    22,384,588  $    24,125,307
                                     ===============  ===============  ===============  ===============

                                             MSF MSCI EAFE INDEX
                                                 SUB-ACCOUNT
                                     ---------------------------------
                                           2015             2014
                                     ---------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $        98,920   $        42,276
   Net realized gains (losses).....           60,573            62,718
   Change in unrealized gains
     (losses) on investments.......        (396,487)         (542,244)
                                     ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (236,994)         (437,250)
                                     ---------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          221,970            64,357
   Net transfers (including fixed
     account)......................        1,302,804           670,052
   Contract charges................         (49,594)          (43,941)
   Transfers for contract benefits
     and terminations..............        (361,268)         (239,360)
                                     ---------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        1,113,912           451,108
                                     ---------------   ---------------
     Net increase (decrease)
       in net assets...............          876,918            13,858
NET ASSETS:
   Beginning of year...............        5,332,210         5,318,352
                                     ---------------   ---------------
   End of year.....................  $     6,209,128   $     5,332,210
                                     ===============   ===============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014



                                          MSF NEUBERGER BERMAN GENESIS         MSF RUSSELL 2000 INDEX
                                                   SUB-ACCOUNT                       SUB-ACCOUNT
                                        --------------------------------  --------------------------------
                                              2015            2014              2015            2014
                                        ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).......  $     (192,211)  $     (204,529)  $      (63,178)  $      (60,820)
   Net realized gains (losses)........          503,039          392,354          901,965          809,396
   Change in unrealized gains
     (losses) on investments..........        (432,472)        (492,091)      (1,477,704)        (465,397)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations...............        (121,644)        (304,266)        (638,917)          283,179
                                        ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.............           33,430          172,901        1,645,344           77,653
   Net transfers (including fixed
     account).........................        (572,685)        (135,226)        (461,652)        (317,872)
   Contract charges...................         (92,723)         (94,307)         (66,596)         (74,470)
   Transfers for contract benefits
     and terminations.................      (1,024,701)      (1,317,967)        (562,868)        (510,726)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions....      (1,656,679)      (1,374,599)          554,228        (825,415)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets.................      (1,778,323)      (1,678,865)         (84,689)        (542,236)
NET ASSETS:
   Beginning of year..................       13,660,308       15,339,173        9,534,812       10,077,048
                                        ---------------  ---------------  ---------------  ---------------
   End of year........................  $    11,881,985  $    13,660,308  $     9,450,123  $     9,534,812
                                        ===============  ===============  ===============  ===============

                                                MSF T. ROWE PRICE                 MSF T. ROWE PRICE
                                                LARGE CAP GROWTH                  SMALL CAP GROWTH
                                                   SUB-ACCOUNT                       SUB-ACCOUNT
                                        --------------------------------  --------------------------------
                                              2015            2014             2015              2014
                                        ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).......  $     (360,429)  $     (288,889)  $       (8,919)  $       (8,854)
   Net realized gains (losses)........        4,463,214        1,720,232           72,810           66,138
   Change in unrealized gains
     (losses) on investments..........      (2,319,054)        (220,093)         (58,083)         (33,008)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations...............        1,783,731        1,211,250            5,808           24,276
                                        ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.............          571,579          298,084               --               --
   Net transfers (including fixed
     account).........................        2,862,222        2,339,708         (19,829)         (25,845)
   Contract charges...................        (162,308)        (116,049)          (4,752)          (4,323)
   Transfers for contract benefits
     and terminations.................      (1,590,180)      (1,577,340)         (18,861)          (8,508)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions....        1,681,313          944,403         (43,442)         (38,676)
                                        ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
        in net assets.................        3,465,044        2,155,653         (37,634)         (14,400)
NET ASSETS:
   Beginning of year..................       19,378,100       17,222,447          525,415          539,815
                                        ---------------  ---------------  ---------------  ---------------
   End of year........................  $    22,843,144  $    19,378,100  $       487,781  $       525,415
                                        ===============  ===============  ===============  ===============

                                                MSF VAN ECK GLOBAL           MSF WESTERN ASSET MANAGEMENT
                                                 NATURAL RESOURCES           STRATEGIC BOND OPPORTUNITIES
                                                    SUB-ACCOUNT                       SUB-ACCOUNT
                                        ---------------------------------  ---------------------------------
                                              2015             2014              2015             2014
                                        ---------------   ---------------  ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).......  $      (74,073)   $      (81,148)  $           717  $          1,522
   Net realized gains (losses)........        (401,795)            96,161               24             1,423
   Change in unrealized gains
     (losses) on investments..........      (1,487,172)       (1,196,882)          (1,452)           (1,306)
                                        ---------------   ---------------  ---------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations...............      (1,963,040)       (1,181,869)            (711)             1,639
                                        ---------------   ---------------  ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.............           70,423           113,798               --                --
   Net transfers (including fixed
     account).........................        1,040,892           646,746            (176)               672
   Contract charges...................         (54,915)          (57,171)            (136)             (125)
   Transfers for contract benefits
     and terminations.................        (281,586)         (319,235)              (4)          (17,956)
                                        ---------------   ---------------  ---------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions....          774,814           384,138            (316)          (17,409)
                                        ---------------   ---------------  ---------------  ----------------
     Net increase (decrease)
        in net assets.................      (1,188,226)         (797,731)          (1,027)          (15,770)
NET ASSETS:
   Beginning of year..................        5,499,684         6,297,415           21,170            36,940
                                        ---------------   ---------------  ---------------  ----------------
   End of year........................  $     4,311,458   $     5,499,684  $        20,143  $         21,170
                                        ===============   ===============  ===============  ================

                                          MSF WESTERN ASSET MANAGEMENT
                                                 U.S. GOVERNMENT
                                                   SUB-ACCOUNT
                                        --------------------------------
                                             2015              2014
                                        ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).......  $       167,675  $        53,484
   Net realized gains (losses)........         (12,160)          (1,280)
   Change in unrealized gains
     (losses) on investments..........        (488,723)          267,860
                                        ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations...............        (333,208)          320,064
                                        ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.............          415,070          572,773
   Net transfers (including fixed
     account).........................          141,130        1,489,443
   Contract charges...................        (239,300)        (235,854)
   Transfers for contract benefits
     and terminations.................      (2,930,170)      (2,334,358)
                                        ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions....      (2,613,270)        (507,996)
                                        ---------------  ---------------
     Net increase (decrease)
        in net assets.................      (2,946,478)        (187,932)
NET ASSETS:
   Beginning of year..................       30,830,735       31,018,667
                                        ---------------  ---------------
   End of year........................  $    27,884,257  $    30,830,735
                                        ===============  ===============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014


                                                 MSF WMC                    OPPENHEIMER VA MAIN
                                        CORE EQUITY OPPORTUNITIES            STREET SMALL CAP
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2015            2014             2015              2014
                                     --------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      (6,286)  $     (780,374)  $      (31,591)  $      (33,416)
   Net realized gains (losses).....      24,790,625        9,384,864          851,551          888,302
   Change in unrealized gains
     (losses) on investments.......    (24,420,438)      (2,609,211)      (1,152,699)        (384,026)
                                     --------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............         363,901        5,995,279        (332,739)          470,860
                                     --------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........       2,354,056          636,118           54,656           96,347
   Net transfers (including fixed
     account)......................     (1,856,978)      (3,531,525)        (107,001)        (101,357)
   Contract charges................       (471,116)        (466,055)         (32,101)         (29,942)
   Transfers for contract benefits
     and terminations..............     (5,376,616)      (5,960,701)        (382,782)        (330,168)
                                     --------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..     (5,350,654)      (9,322,163)        (467,228)        (365,120)
                                     --------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............     (4,986,753)      (3,326,884)        (799,967)          105,740
NET ASSETS:
   Beginning of year...............      72,198,073       75,524,957        4,979,605        4,873,865
                                     --------------  ---------------  ---------------  ---------------
   End of year.....................  $   67,211,320  $    72,198,073  $     4,179,638  $     4,979,605
                                     ==============  ===============  ===============  ===============


                                           PIMCO VIT HIGH YIELD             PIMCO VIT LOW DURATION
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2015            2014              2015             2014
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $         5,396  $         6,505  $         1,331  $         (288)
   Net realized gains (losses).....            7,365              794              208            1,871
   Change in unrealized gains
     (losses) on investments.......         (15,496)          (4,281)          (2,265)          (1,853)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          (2,735)            3,018            (726)            (270)
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........               --               --               --               --
   Net transfers (including fixed
     account)......................            1,245            4,336              334         (17,455)
   Contract charges................            (737)            (727)            (377)            (497)
   Transfers for contract benefits
     and terminations..............         (44,937)          (3,074)          (4,813)         (27,196)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..         (44,429)              535          (4,856)         (45,148)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............         (47,164)            3,553          (5,582)         (45,418)
NET ASSETS:
   Beginning of year...............          168,442          164,889           70,817          116,235
                                     ---------------  ---------------  ---------------  ---------------
   End of year.....................  $       121,278  $       168,442  $        65,235  $        70,817
                                     ===============  ===============  ===============  ===============

                                                                                  PIONEER VCT
                                          PIONEER VCT MID CAP VALUE           REAL ESTATE SHARES
                                                 SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2015             2014            2015             2014
                                     ---------------   --------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      (19,679)   $     (18,298)  $            50  $            73
   Net realized gains (losses).....          288,425          385,135            1,452              682
   Change in unrealized gains
     (losses) on investments.......        (444,878)         (77,974)          (1,183)            1,759
                                     ---------------   --------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (176,132)          288,863              319            2,514
                                     ---------------   --------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           42,806           28,631               --               --
   Net transfers (including fixed
     account)......................            8,443           31,318               --               --
   Contract charges................         (11,103)         (10,146)             (47)             (44)
   Transfers for contract benefits
     and terminations..............        (204,819)        (175,413)              (4)              (3)
                                     ---------------   --------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (164,673)        (125,610)             (51)             (47)
                                     ---------------   --------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............        (340,805)          163,253              268            2,467
NET ASSETS:
   Beginning of year...............        2,392,128        2,228,875           11,317            8,850
                                     ---------------   --------------  ---------------  ---------------
   End of year.....................  $     2,051,323   $    2,392,128  $        11,585  $        11,317
                                     ===============   ==============  ===============  ===============


                                          PUTNAM VT EQUITY INCOME
                                                SUB-ACCOUNT
                                     --------------------------------
                                          2015             2014
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $           168  $           512
   Net realized gains (losses).....              328            6,747
   Change in unrealized gains
     (losses) on investments.......          (2,781)            (930)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          (2,285)            6,329
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........               --               --
   Net transfers (including fixed
     account)......................            (337)          (3,433)
   Contract charges................               --               --
   Transfers for contract benefits
     and terminations..............              (5)         (20,157)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..            (342)         (23,590)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............          (2,627)         (17,261)
NET ASSETS:
   Beginning of year...............           53,627           70,888
                                     ---------------  ---------------
   End of year.....................  $        51,000  $        53,627
                                     ===============  ===============

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
               FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014



                                          PUTNAM VT MULTI-CAP GROWTH          RUSSELL AGGRESSIVE EQUITY
                                                  SUB-ACCOUNT                        SUB-ACCOUNT
                                      ----------------------------------  ---------------------------------
                                            2015              2014              2015             2014
                                      ----------------  ----------------  ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $        (1,580)  $        (2,555)  $          (26)  $           (41)
   Net realized gains (losses)......            44,918             4,396              363               384
   Change in unrealized gains
     (losses) on investments........          (46,765)            31,681            (672)             (334)
                                      ----------------  ----------------  ---------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations.............           (3,427)            33,522            (335)                 9
                                      ----------------  ----------------  ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........             7,455            14,027               --                --
   Net transfers (including fixed
     account).......................          (88,792)               539               --                --
   Contract charges.................               (2)               (2)               --                --
   Transfers for contract benefits
     and terminations...............           (7,235)           (6,320)              (2)               (3)
                                      ----------------  ----------------  ---------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..          (88,574)             8,244              (2)               (3)
                                      ----------------  ----------------  ---------------  ----------------
     Net increase (decrease)
        in net assets...............          (92,001)            41,766            (337)                 6
NET ASSETS:
   Beginning of year................           309,120           267,354            3,975             3,969
                                      ----------------  ----------------  ---------------  ----------------
   End of year......................  $        217,119  $        309,120  $         3,638  $          3,975
                                      ================  ================  ===============  ================


                                               RUSSELL CORE BOND          RUSSELL GLOBAL REAL ESTATE SECURITIES
                                                  SUB-ACCOUNT                          SUB-ACCOUNT
                                      ----------------------------------  -------------------------------------
                                            2015              2014               2015               2014
                                      ----------------  ----------------   ----------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $            237  $             38   $             20   $           142
   Net realized gains (losses)......               274               459                369               342
   Change in unrealized gains
     (losses) on investments........             (870)               414              (476)               427
                                      ----------------  ----------------   ----------------   ---------------
     Net increase (decrease)
        in net assets resulting
        from operations.............             (359)               911               (87)               911
                                      ----------------  ----------------   ----------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........                --                --                 --                --
   Net transfers (including fixed
     account).......................                --                --                 --                --
   Contract charges.................                --                --                 --                --
   Transfers for contract benefits
     and terminations...............               (3)               (4)                (2)               (4)
                                      ----------------  ----------------   ----------------   ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..               (3)               (4)                (2)               (4)
                                      ----------------  ----------------   ----------------   ---------------
     Net increase (decrease)
        in net assets...............             (362)               907               (89)               907
NET ASSETS:
   Beginning of year................            23,669            22,762              7,807             6,900
                                      ----------------  ----------------   ----------------   ---------------
   End of year......................  $         23,307  $         23,669   $          7,718   $         7,807
                                      ================  ================   ================   ===============


                                          RUSSELL MULTI-STYLE EQUITY               RUSSELL NON-U.S.
                                                  SUB-ACCOUNT                         SUB-ACCOUNT
                                      ----------------------------------  ----------------------------------
                                            2015              2014              2015              2014
                                      ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $          (244)  $           (89)  $           (30)  $             70
   Net realized gains (losses)......             3,633             5,590                25                30
   Change in unrealized gains
     (losses) on investments........           (3,512)           (1,673)             (309)             (819)
                                      ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations.............             (123)             3,828             (314)             (719)
                                      ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........                --                --                --                --
   Net transfers (including fixed
     account).......................                --                --                --                --
   Contract charges.................                --                --                --                --
   Transfers for contract benefits
     and terminations...............               (2)               (2)               (2)               (2)
                                      ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..               (2)               (2)               (2)               (2)
                                      ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets...............             (125)             3,826             (316)             (721)
NET ASSETS:
   Beginning of year................            41,531            37,705            11,761            12,482
                                      ----------------  ----------------  ----------------  ----------------
   End of year......................  $         41,406  $         41,531  $         11,445  $         11,761
                                      ================  ================  ================  ================

                                          TAP 1919 VARIABLE SOCIALLY
                                              RESPONSIVE BALANCED
                                                  SUB-ACCOUNT
                                      ----------------------------------
                                            2015              2014
                                      ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $           (17)  $          (235)
   Net realized gains (losses)......             1,466             6,249
   Change in unrealized gains
     (losses) on investments........           (2,014)           (3,619)
                                      ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations.............             (565)             2,395
                                      ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........                --                --
   Net transfers (including fixed
     account).......................             3,764          (17,477)
   Contract charges.................              (38)              (38)
   Transfers for contract benefits
     and terminations...............               (5)               (6)
                                      ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..             3,721          (17,521)
                                      ----------------  ----------------
     Net increase (decrease)
        in net assets...............             3,156          (15,126)
NET ASSETS:
   Beginning of year................            13,703            28,829
                                      ----------------  ----------------
   End of year......................  $         16,859  $         13,703
                                      ================  ================

(a) For the period April 28, 2014 to December 31, 2014.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                NOTES TO THE FINANCIAL STATEMENTS



1.  ORGANIZATION


First MetLife Investors Variable Annuity Account One (the "Separate Account"), a separate account of First MetLife Investors Insurance Company (the "Company"), was established by the Company's Board of Directors on December 31, 1992 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the New York State Department of Financial Services.

On January 12, 2016, MetLife, Inc. announced a plan to pursue the separation of a portion of its U.S. retail business. MetLife, Inc. is currently evaluating structural alternatives for such a separation, including a public offering of shares in an independent, publicly traded company, a spin-off, or a sale. The completion of a public offering would depend on, among other things, the U.S. Securities and Exchange Commission (the "SEC") filing and review process as well as market conditions. Any Separation that might occur will be subject to the satisfaction of various conditions and approvals, including approval of any transaction by the MetLife, Inc. Board of Directors, satisfaction of any applicable requirements of the SEC, and receipt of insurance and other regulatory approvals and other anticipated conditions.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding fund, portfolio or series (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

AIM Variable Insurance Funds (Invesco Variable             Met Investors Series Trust ("MIST")*
   Insurance Funds) ("Invesco V.I.")                       Metropolitan Series Fund ("MSF")*
American Funds Insurance Series ("American Funds")         Oppenheimer Variable Account Funds
BlackRock Variable Series Funds, Inc. ("BlackRock")          ("Oppenheimer VA")
Fidelity Variable Insurance Products ("Fidelity VIP")      PIMCO Variable Insurance Trust ("PIMCO VIT")
Franklin Templeton Variable Insurance Products Trust       Pioneer Variable Contracts Trust ("Pioneer VCT")
   ("FTVIPT")                                              Putnam Variable Trust ("Putnam VT")
Legg Mason Partners Variable Equity Trust                  Russell Investment Funds ("Russell")
   ("LMPVET")                                              The Universal Institutional Funds, Inc. ("UIF")
Legg Mason Partners Variable Income Trust                  Trust for Advised Portfolios ("TAP")
   ("LMPVIT")

* See Note 5 for a discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.


2.  LIST OF SUB-ACCOUNTS


A. Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts had net assets as of December 31, 2015:

American Funds Bond Sub-Account                         Fidelity VIP Equity-Income Sub-Account
American Funds Global Growth Sub-Account                Fidelity VIP Mid Cap Sub-Account
American Funds Global Small Capitalization              FTVIPT Franklin Income VIP Sub-Account
   Sub-Account                                          FTVIPT Franklin Mutual Shares VIP Sub-Account
American Funds Growth Sub-Account                       FTVIPT Franklin Small Cap Value VIP Sub-Account
American Funds Growth-Income Sub-Account                FTVIPT Templeton Foreign VIP Sub-Account (a)
Fidelity VIP Contrafund Sub-Account (a)                 FTVIPT Templeton Global Bond VIP Sub-Account

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2. LIST OF SUB-ACCOUNTS -- (CONTINUED)


Invesco V.I. Equity and Income Sub-Account               MIST Met/Franklin Low Duration Total Return
Invesco V.I. International Growth Sub-Account (a)           Sub-Account
LMPVET ClearBridge Variable Aggressive Growth            MIST Met/Templeton International Bond Sub-Account
   Sub-Account (a)                                       MIST MetLife Asset Allocation 100 Sub-Account
LMPVET ClearBridge Variable Appreciation                 MIST MetLife Balanced Plus Sub-Account
   Sub-Account                                           MIST MetLife Multi-Index Targeted Risk Sub-Account
LMPVET ClearBridge Variable Dividend Strategy            MIST MetLife Small Cap Value Sub-Account (a)
   Sub-Account (a)                                       MIST MFS Emerging Markets Equity Sub-Account (a)
LMPVET ClearBridge Variable Large Cap Growth             MIST MFS Research International Sub-Account (a)
   Sub-Account                                           MIST Morgan Stanley Mid Cap Growth Sub-Account (a)
LMPVET ClearBridge Variable Large Cap Value              MIST Oppenheimer Global Equity Sub-Account
   Sub-Account                                           MIST PanAgora Global Diversified Risk Sub-Account
LMPVET ClearBridge Variable Small Cap Growth             MIST PIMCO Inflation Protected Bond Sub-Account
   Sub-Account                                           MIST PIMCO Total Return Sub-Account (a)
LMPVET QS Legg Mason Variable Conservative               MIST Pioneer Fund Sub-Account (a)
   Growth Sub-Account                                    MIST Pioneer Strategic Income Sub-Account (a)
LMPVET QS Legg Mason Variable Growth                     MIST Pyramis Government Income Sub-Account
   Sub-Account                                           MIST Pyramis Managed Risk Sub-Account
LMPVET QS Legg Mason Variable Moderate Growth            MIST Schroders Global Multi-Asset Sub-Account
   Sub-Account                                           MIST SSGA Growth and Income ETF Sub-Account
LMPVIT Western Asset Variable Global High Yield          MIST SSGA Growth ETF Sub-Account
   Bond Sub-Account                                      MIST T. Rowe Price Large Cap Value Sub-Account (a)
MIST AB Global Dynamic Allocation Sub-Account            MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST Allianz Global Investors Dynamic Multi-Asset        MIST WMC Large Cap Research Sub-Account (a)
   Plus Sub-Account                                      MSF Baillie Gifford International Stock Sub-Account
MIST American Funds Balanced Allocation                  MSF Barclays Aggregate Bond Index Sub-Account
   Sub-Account                                           MSF BlackRock Bond Income Sub-Account (a)
MIST American Funds Growth Allocation Sub-Account        MSF BlackRock Capital Appreciation Sub-Account (a)
MIST American Funds Growth Sub-Account                   MSF BlackRock Money Market Sub-Account (a)
MIST American Funds Moderate Allocation                  MSF Frontier Mid Cap Growth Sub-Account
   Sub-Account                                           MSF Jennison Growth Sub-Account (a)
MIST AQR Global Risk Balanced Sub-Account                MSF Loomis Sayles Small Cap Core Sub-Account
MIST BlackRock Global Tactical Strategies                MSF Loomis Sayles Small Cap Growth Sub-Account
   Sub-Account                                           MSF Met/Artisan Mid Cap Value Sub-Account
MIST BlackRock High Yield Sub-Account (a)                MSF Met/Dimensional International Small Company
MIST Clarion Global Real Estate Sub-Account (a)             Sub-Account
MIST ClearBridge Aggressive Growth Sub-Account (a)       MSF MetLife Asset Allocation 20 Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account             MSF MetLife Asset Allocation 40 Sub-Account
MIST Harris Oakmark International Sub-Account (a)        MSF MetLife Asset Allocation 60 Sub-Account
MIST Invesco Balanced-Risk Allocation Sub-Account        MSF MetLife Asset Allocation 80 Sub-Account
MIST Invesco Comstock Sub-Account                        MSF MetLife Mid Cap Stock Index Sub-Account
MIST Invesco Mid Cap Value Sub-Account (a)               MSF MetLife Stock Index Sub-Account (a)
MIST Invesco Small Cap Growth Sub-Account (a)            MSF MFS Total Return Sub-Account (a)
MIST JPMorgan Core Bond Sub-Account                      MSF MFS Value Sub-Account (a)
MIST JPMorgan Global Active Allocation Sub-Account       MSF MSCI EAFE Index Sub-Account
MIST JPMorgan Small Cap Value Sub-Account (a)            MSF Neuberger Berman Genesis Sub-Account (a)
MIST Loomis Sayles Global Markets Sub-Account            MSF Russell 2000 Index Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account (a)          MSF T. Rowe Price Large Cap Growth Sub-Account (a)
MIST Met/Eaton Vance Floating Rate Sub-Account           MSF T. Rowe Price Small Cap Growth Sub-Account

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2.  LIST OF SUB-ACCOUNTS -- (CONCLUDED)


MSF Van Eck Global Natural Resources Sub-Account         Pioneer VCT Real Estate Shares Sub-Account
MSF Western Asset Management Strategic Bond              Putnam VT Equity Income Sub-Account
   Opportunities Sub-Account                             Putnam VT Multi-Cap Growth Sub-Account
MSF Western Asset Management U.S. Government             Russell Aggressive Equity Sub-Account
   Sub-Account (a)                                       Russell Core Bond Sub-Account
MSF WMC Core Equity Opportunities Sub-Account (a)        Russell Global Real Estate Securities Sub-Account
Oppenheimer VA Main Street Small Cap Sub-Account         Russell Multi-Style Equity Sub-Account
PIMCO VIT High Yield Sub-Account                         Russell Non-U.S. Sub-Account
PIMCO VIT Low Duration Sub-Account                       TAP 1919 Variable Socially Responsive Balanced
Pioneer VCT Mid Cap Value Sub-Account                      Sub-Account

(a) This Sub-Account invests in two or more share classes within the underlying fund, portfolio or series of the Trusts.

B. The following Sub-Accounts had no net assets as of December 31, 2015:

BlackRock Global Allocation V.I. Sub-Account*
MIST Met/Artisan International Sub-Account*
MIST TCW Core Fixed Income Sub-Account*
MSF BlackRock Large Cap Value Sub-Account*
UIF Global Infrastructure Sub-Account*

* These Sub-Accounts commenced on July 20, 2015.


3.  PORTFOLIO CHANGES


The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2015:

NAME CHANGES:

Former Name                                               New Name

ClearBridge Variable Equity Income Portfolio              ClearBridge Variable Dividend Strategy Portfolio
(MIST) AllianceBerstein Global Dynamic Allocation         (MIST) AB Global Dynamic Allocation Portfolio
   Portfolio
(MIST) SSgA Growth and Income ETF Portfolio               (MIST) SSGA Growth and Income ETF Portfolio
(MIST) SSgA Growth ETF Portfolio                          (MIST) SSGA Growth ETF Portfolio
Legg Mason Variable Lifestyle Allocation 50% Portfolio    QS Legg Mason Variable Conservative Growth Portfolio
Legg Mason Variable Lifestyle Allocation 70% Portfolio    QS Legg Mason Variable Moderate Growth Portfolio
Legg Mason Variable Lifestyle Allocation 85% Portfolio    QS Legg Mason Variable Growth Portfolio

4.  SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable annuity separate accounts registered as unit investment trusts, which follow the accounting and reporting guidance in Financial Accounting Standards Board ACCOUNTING STANDARDS CODIFICATION TOPIC 946.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)


SECURITY VALUATION
A Sub-Account's investment in shares of a fund, portfolio or series of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Separate Account prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets that the Separate Account has the ability to access.
Level 2 Observable inputs other than quoted prices in Level 1 that are observable either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market or prices for similar instruments.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets, representing the Separate Account's own assumptions about the assumptions a market participant would use in valuing the asset, and based on the best information available

Each Sub-Account invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day. On that basis, the inputs used to value all shares held by the Separate Account, which are measured at fair value on a recurring basis, are classified as Level 2. There were no transfers between Level 1 and Level 2, and no activity in Level 3 during the year.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is between
3.0 and 4.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus of the contracts, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)


NET TRANSFERS
Funds transferred by the contract owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account, which is part of the Company's general account, are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.


5.  EXPENSES AND RELATED PARTY TRANSACTIONS


The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

      Mortality and Expense Risk -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

      Administrative -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

      Optional Death Benefit Rider -- For an additional charge, the total death benefit payable may be increased based on the increases in account value in the Contracts.

      Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

      The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2015:

     ---------------------------------------------------------------------------------------------------------------------------
      Mortality and Expense Risk                                                                                0.50% - 1.60%
     ---------------------------------------------------------------------------------------------------------------------------
      Administrative                                                                                            0.15% - 0.25%
     ---------------------------------------------------------------------------------------------------------------------------
      Optional Death Benefit Rider                                                                              0.15% - 0.30%
     ---------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                                   1.50%
     ---------------------------------------------------------------------------------------------------------------------------

      The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract. The range of effective rates disclosed above excludes any waivers granted to certain Sub-Accounts.

The following optional rider charges paid to the Company are charged at each contract anniversary date through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts:

      Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

      Lifetime Withdrawal Guarantee -- For an additional charge, the Company will guarantee minimum withdrawals for life regardless of market conditions.

      Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee minimum withdrawals regardless of market conditions.

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



5.  EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONCLUDED)


      Guaranteed Minimum Income Benefit/Lifetime Income Solution -- For an additional charge, the Company will guarantee a minimum payment regardless of market conditions.

      Enhanced Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee that at least the entire amount of purchase payments will be returned through a series of withdrawals without annuitizing.

      The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2015:

     -------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                                 0.75%
     -------------------------------------------------------------------------------------------------------------------------
      Lifetime Withdrawal Guarantee                                                                           0.50% - 2.00%
     -------------------------------------------------------------------------------------------------------------------------
      Guaranteed Withdrawal Benefit                                                                           0.25% - 1.80%
     -------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Income Benefit/Lifetime Income Solution                                              0.50% - 1.50%
     -------------------------------------------------------------------------------------------------------------------------
      Enhanced Guaranteed Withdrawal Benefit                                                                  0.55% - 1.00%
     -------------------------------------------------------------------------------------------------------------------------

      The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract maintenance fee ranging from $30 - $40 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee of $25 may be deducted after twelve transfers are made in a contract year or, if less, 2% of the amount transferred from the contract value. In addition, most Contracts impose a surrender charge which ranges from 0% to 9% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are paid to the Company, assessed through the redemption of units, and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

The MIST and MSF Trusts currently offer shares of their portfolios only to separate accounts established by the Company and other affiliated life insurance companies, and are managed by MetLife Advisers, LLC ("MetLife Advisers"), an affiliate of the Company. MetLife Advisers is also the investment adviser to the portfolios of the MIST and MSF Trusts.

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS


                                                                                                            FOR THE YEAR ENDED
                                                                      AS OF DECEMBER 31, 2015                DECEMBER 31, 2015
                                                                  -------------------------------    -------------------------------
                                                                                                         COST OF         PROCEEDS
                                                                      SHARES          COST ($)        PURCHASES ($)   FROM SALES ($)
                                                                  -------------    --------------    --------------   --------------
     American Funds Bond Sub-Account............................        960,788        10,327,387           548,141        1,347,163
     American Funds Global Growth Sub-Account...................        925,875        21,138,059         2,835,049        3,315,662
     American Funds Global Small Capitalization Sub-Account.....        195,004         3,762,191           597,059          531,776
     American Funds Growth Sub-Account..........................        770,116        45,329,496        11,971,837        8,043,462
     American Funds Growth-Income Sub-Account...................        604,086        24,092,968         4,856,062        3,228,682
     Fidelity VIP Contrafund Sub-Account........................        568,594        16,015,841         2,302,837        2,625,883
     Fidelity VIP Equity-Income Sub-Account.....................          3,584            75,670            10,384           13,060
     Fidelity VIP Mid Cap Sub-Account...........................        481,800        14,597,197         2,410,024        1,585,433
     FTVIPT Franklin Income VIP Sub-Account.....................      1,490,916        22,946,741         1,497,385        2,138,959
     FTVIPT Franklin Mutual Shares VIP Sub-Account..............        190,306         3,314,609           489,024          538,287
     FTVIPT Franklin Small Cap Value VIP Sub-Account............        189,093         3,325,119           667,110          170,325
     FTVIPT Templeton Foreign VIP Sub-Account...................        873,656        13,378,797         1,477,847        1,321,193
     FTVIPT Templeton Global Bond VIP Sub-Account...............        720,964        13,207,676         1,297,195          773,582
     Invesco V.I. Equity and Income Sub-Account.................      1,105,982        16,346,581         2,700,954        1,835,798
     Invesco V.I. International Growth Sub-Account..............        313,288         8,589,064           429,765          757,875
     LMPVET ClearBridge Variable Aggressive Growth
       Sub-Account..............................................        665,507        13,019,787         2,693,691        2,911,996
     LMPVET ClearBridge Variable Appreciation Sub-Account.......        680,732        17,897,485         1,605,335        3,557,299
     LMPVET ClearBridge Variable Dividend Strategy
       Sub-Account..............................................        952,012        11,612,882           853,795        2,309,999
     LMPVET ClearBridge Variable Large Cap Growth
       Sub-Account..............................................         11,065           195,168            31,418           54,187
     LMPVET ClearBridge Variable Large Cap Value Sub-Account....         19,581           308,676            43,239           56,060
     LMPVET ClearBridge Variable Small Cap Growth
       Sub-Account..............................................        220,189         3,952,975           378,195          527,175
     LMPVET QS Legg Mason Variable Conservative Growth
       Sub-Account..............................................        172,971         2,184,419           292,817          524,548
     LMPVET QS Legg Mason Variable Growth Sub-Account...........         99,794         1,241,568           264,671           78,991
     LMPVET QS Legg Mason Variable Moderate Growth
       Sub-Account..............................................          3,790            44,225             1,928           23,273
     LMPVIT Western Asset Variable Global High Yield Bond
       Sub-Account..............................................      1,259,786        10,061,826           965,784          790,772
     MIST AB Global Dynamic Allocation Sub-Account..............     13,759,887       140,957,777        13,065,100       16,293,755
     MIST Allianz Global Investors Dynamic Multi-Asset Plus
       Sub-Account..............................................        239,083         2,534,553         2,219,921          135,763
     MIST American Funds Balanced Allocation Sub-Account........     20,967,368       191,568,027        18,663,175       20,546,674
     MIST American Funds Growth Allocation Sub-Account..........     10,174,464        87,045,329        11,150,503        8,756,361
     MIST American Funds Growth Sub-Account.....................      3,873,812        36,145,964         6,643,928        7,877,134
     MIST American Funds Moderate Allocation Sub-Account........     11,103,367       104,005,161         8,975,546       10,463,984
     MIST AQR Global Risk Balanced Sub-Account..................     15,915,470       168,087,718        25,371,082       18,761,937
     MIST BlackRock Global Tactical Strategies Sub-Account......     27,294,189       271,612,798        21,321,183       24,595,384
     MIST BlackRock High Yield Sub-Account......................      2,612,893        21,235,436         4,033,067        2,931,067
     MIST Clarion Global Real Estate Sub-Account................      2,108,790        24,088,576         1,679,384        3,475,410
     MIST ClearBridge Aggressive Growth Sub-Account.............      3,544,195        37,950,360         5,281,799        7,842,965
     MIST Goldman Sachs Mid Cap Value Sub-Account...............      2,080,381        28,047,814         8,919,220        2,904,679
     MIST Harris Oakmark International Sub-Account..............      4,121,132        60,298,238        10,118,044        7,792,355
     MIST Invesco Balanced-Risk Allocation Sub-Account..........      3,697,294        38,325,738         6,607,506        2,890,643
     MIST Invesco Comstock Sub-Account..........................      2,713,366        32,649,742         3,575,693        4,102,749
     MIST Invesco Mid Cap Value Sub-Account.....................      1,048,382        17,325,949         2,035,220        2,166,622
     MIST Invesco Small Cap Growth Sub-Account..................      1,757,591        25,485,683         8,673,197        3,825,428
     MIST JPMorgan Core Bond Sub-Account........................      2,836,811        29,622,739         4,871,732        4,024,501
     MIST JPMorgan Global Active Allocation Sub-Account.........      5,130,752        56,204,290         9,431,005        3,864,538
     MIST JPMorgan Small Cap Value Sub-Account..................        254,937         3,644,569           579,153          507,620
     MIST Loomis Sayles Global Markets Sub-Account..............      1,283,655        15,894,719         1,688,524        3,034,156
     MIST Lord Abbett Bond Debenture Sub-Account................      2,075,181        25,331,350         3,149,522        3,914,546
     MIST Met/Eaton Vance Floating Rate Sub-Account.............        705,442         7,324,234         1,016,269        1,078,535

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS -- (CONTINUED)


                                                                                                           FOR THE YEAR ENDED
                                                                      AS OF DECEMBER 31, 2015               DECEMBER 31, 2015
                                                                  -------------------------------    -------------------------------
                                                                                                         COST OF         PROCEEDS
                                                                      SHARES          COST ($)        PURCHASES ($)   FROM SALES ($)
                                                                  -------------    --------------    --------------   --------------
     MIST Met/Franklin Low Duration Total Return Sub-Account....      1,973,130        19,611,645         5,402,818        5,260,696
     MIST Met/Templeton International Bond Sub-Account..........        304,654         3,547,293           458,834          476,420
     MIST MetLife Asset Allocation 100 Sub-Account..............      8,076,567        88,998,991        11,102,565        9,967,158
     MIST MetLife Balanced Plus Sub-Account.....................     37,339,611       385,083,425        52,214,224       22,362,309
     MIST MetLife Multi-Index Targeted Risk Sub-Account.........      3,091,215        36,226,682        16,758,515        2,734,673
     MIST MetLife Small Cap Value Sub-Account...................      2,485,828        36,651,378        13,174,304        5,204,143
     MIST MFS Emerging Markets Equity Sub-Account...............      3,546,481        35,278,531         3,690,766        2,376,529
     MIST MFS Research International Sub-Account................      3,099,300        34,447,178         4,106,839        3,713,820
     MIST Morgan Stanley Mid Cap Growth Sub-Account.............        686,737         8,095,449           692,017          459,279
     MIST Oppenheimer Global Equity Sub-Account.................        210,364         3,702,763           348,187          599,435
     MIST PanAgora Global Diversified Risk Sub-Account..........         90,561           916,142         1,011,384          335,306
     MIST PIMCO Inflation Protected Bond Sub-Account............      7,179,144        77,584,931         6,627,395       10,444,601
     MIST PIMCO Total Return Sub-Account........................     13,052,455       153,866,805        13,464,297       22,748,848
     MIST Pioneer Fund Sub-Account..............................      1,157,881        15,391,597         2,111,871        1,435,305
     MIST Pioneer Strategic Income Sub-Account..................      4,926,372        52,590,363         5,067,878        5,906,306
     MIST Pyramis Government Income Sub-Account.................      4,430,343        47,552,636         3,672,185        5,328,130
     MIST Pyramis Managed Risk Sub-Account......................      1,541,595        16,951,194         8,689,832        1,635,652
     MIST Schroders Global Multi-Asset Sub-Account..............      2,060,689        22,873,486         4,309,155        2,050,844
     MIST SSGA Growth and Income ETF Sub-Account................      8,043,994        89,611,464        13,811,769        7,489,115
     MIST SSGA Growth ETF Sub-Account...........................      4,499,219        50,864,114         6,954,911        5,103,134
     MIST T. Rowe Price Large Cap Value Sub-Account.............      1,667,409        44,297,499         4,231,993        7,364,805
     MIST T. Rowe Price Mid Cap Growth Sub-Account..............      4,075,714        37,679,533         9,023,473        6,606,207
     MIST WMC Large Cap Research Sub-Account....................        117,035         1,156,522           248,739          262,322
     MSF Baillie Gifford International Stock Sub-Account........      1,530,941        14,438,505           955,827        2,539,946
     MSF Barclays Aggregate Bond Index Sub-Account..............      1,240,188        13,567,977         3,038,537        2,204,154
     MSF BlackRock Bond Income Sub-Account......................         79,735         8,528,425           796,449        1,402,980
     MSF BlackRock Capital Appreciation Sub-Account.............         36,342           994,436           355,010          152,262
     MSF BlackRock Money Market Sub-Account.....................        514,482        51,448,153        20,967,260       24,491,195
     MSF Frontier Mid Cap Growth Sub-Account....................        279,364         8,423,870         1,678,458        2,089,353
     MSF Jennison Growth Sub-Account............................      3,291,371        40,323,769         8,825,217        9,786,323
     MSF Loomis Sayles Small Cap Core Sub-Account...............          3,096           740,469           139,962          174,583
     MSF Loomis Sayles Small Cap Growth Sub-Account.............         40,159           438,334            94,889           97,316
     MSF Met/Artisan Mid Cap Value Sub-Account..................         65,277        13,878,280         2,422,093        2,101,530
     MSF Met/Dimensional International Small Company
       Sub-Account..............................................        398,476         5,787,949         1,894,020          608,573
     MSF MetLife Asset Allocation 20 Sub-Account................        665,840         7,457,995         4,774,654        7,720,030
     MSF MetLife Asset Allocation 40 Sub-Account................     33,342,941       406,186,881        29,403,451       59,970,231
     MSF MetLife Asset Allocation 60 Sub-Account................     43,284,485       557,329,708        42,931,558       63,254,463
     MSF MetLife Asset Allocation 80 Sub-Account................     30,037,837       424,619,667        26,685,554       41,242,330
     MSF MetLife Mid Cap Stock Index Sub-Account................        385,279         5,714,842         1,391,847          866,524
     MSF MetLife Stock Index Sub-Account........................      1,125,960        36,872,531         6,196,736        8,045,056
     MSF MFS Total Return Sub-Account...........................         47,237         6,532,028           337,451        1,247,605
     MSF MFS Value Sub-Account..................................      1,495,393        22,376,341         5,827,670        3,251,140
     MSF MSCI EAFE Index Sub-Account............................        524,422         6,162,434         1,908,198          695,352
     MSF Neuberger Berman Genesis Sub-Account...................        667,507         9,598,103           464,385        2,313,282
     MSF Russell 2000 Index Sub-Account.........................        538,777         8,840,614         3,046,444        2,038,594
     MSF T. Rowe Price Large Cap Growth Sub-Account.............      1,019,727        21,732,253         9,770,764        4,543,317
     MSF T. Rowe Price Small Cap Growth Sub-Account.............         23,407           326,436            56,494           61,675
     MSF Van Eck Global Natural Resources Sub-Account...........        571,061         7,229,126         1,913,933        1,213,166
     MSF Western Asset Management Strategic Bond Opportunities
       Sub-Account..............................................          1,617            20,155             1,019              616
     MSF Western Asset Management U.S. Government
       Sub-Account..............................................      2,354,582        28,311,136         1,977,784        4,423,355
     MSF WMC Core Equity Opportunities Sub-Account..............      2,388,415        70,460,833        27,521,717        8,773,996
     Oppenheimer VA Main Street Small Cap Sub-Account...........        198,558         3,552,990           773,740          583,451

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS -- (CONCLUDED)


                                                                                                          FOR THE YEAR ENDED
                                                                       AS OF DECEMBER 31, 2015             DECEMBER 31, 2015
                                                                   ------------------------------   -------------------------------
                                                                                                        COST OF         PROCEEDS
                                                                      SHARES          COST ($)       PURCHASES ($)   FROM SALES ($)
                                                                   -------------    -------------   --------------   --------------
     PIMCO VIT High Yield Sub-Account............................         16,708          119,080          11,475            48,537
     PIMCO VIT Low Duration Sub-Account..........................          6,366           65,240           2,867             6,388
     Pioneer VCT Mid Cap Value Sub-Account.......................        109,698        1,997,026         329,764           255,696
     Pioneer VCT Real Estate Shares Sub-Account..................            593            2,788           1,496               229
     Putnam VT Equity Income Sub-Account.........................          2,367           36,130             853             1,028
     Putnam VT Multi-Cap Growth Sub-Account......................          6,310          131,772          11,683            99,249
     Russell Aggressive Equity Sub-Account.......................            282            3,639             382                59
     Russell Core Bond Sub-Account...............................          2,270           24,146             840               328
     Russell Global Real Estate Securities Sub-Account...........            525            7,269             484               111
     Russell Multi-Style Equity Sub-Account......................          2,489           36,556           3,864               586
     Russell Non-U.S. Sub-Account................................          1,017           10,329             138               168
     TAP 1919 Variable Socially Responsive Balanced Sub-Account..            642           20,620           5,481               278


This page is intentionally left blank.

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS
    FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014:


                                                                                                   AMERICAN FUNDS GLOBAL SMALL
                                        AMERICAN FUNDS BOND        AMERICAN FUNDS GLOBAL GROWTH          CAPITALIZATION
                                            SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  ------------------------------  -----------------------------
                                        2015           2014            2015            2014            2015           2014
                                   --------------  -------------   -------------  -------------   -------------  -------------

Units beginning of year..........         623,582        621,866         682,942        719,174         130,008        137,218
Units issued and transferred
   from other funding options....          23,877         66,095          15,586         45,466           9,406          9,979
Units redeemed and transferred to
   other funding options.........        (81,987)       (64,379)        (86,256)       (81,698)        (15,434)       (17,189)
                                   --------------  -------------   -------------  -------------   -------------  -------------
Units end of year................         565,472        623,582         612,272        682,942         123,980        130,008
                                   ==============  =============   =============  =============   =============  =============


                                                                         AMERICAN FUNDS
                                       AMERICAN FUNDS GROWTH              GROWTH-INCOME            FIDELITY VIP CONTRAFUND
                                            SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   -----------------------------  ----------------------------  ----------------------------
                                        2015           2014           2015            2014           2015           2014
                                   --------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year..........         245,550        276,743        187,082        210,376        413,191        406,330
Units issued and transferred
   from other funding options....           3,097          5,323          4,861          9,621         33,535         62,451
Units redeemed and transferred to
   other funding options.........        (32,482)       (36,516)       (20,414)       (32,915)       (45,623)       (55,590)
                                   --------------  -------------  -------------  -------------  -------------  -------------
Units end of year................         216,165        245,550        171,529        187,082        401,103        413,191
                                   ==============  =============  =============  =============  =============  =============

                                                                                                   FTVIPT FRANKLIN INCOME
                                    FIDELITY VIP EQUITY-INCOME       FIDELITY VIP MID CAP                    VIP
                                            SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ----------------------------  -----------------------------  -----------------------------
                                       2015            2014           2015           2014            2015           2014
                                   -------------  -------------  -------------  --------------  --------------  -------------

Units beginning of year..........          4,022          4,115        279,050         301,334         408,888        444,107
Units issued and transferred
   from other funding options....              6             --         14,046          17,473          22,043         19,179
Units redeemed and transferred to
   other funding options.........          (597)           (93)       (29,771)        (39,757)        (46,519)       (54,398)
                                   -------------  -------------  -------------  --------------  --------------  -------------
Units end of year................          3,431          4,022        263,325         279,050         384,412        408,888
                                   =============  =============  =============  ==============  ==============  =============


                                           FTVIPT FRANKLIN            FTVIPT FRANKLIN SMALL            FTVIPT TEMPLETON
                                          MUTUAL SHARES VIP               CAP VALUE VIP                   FOREIGN VIP
                                             SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  ----------------------------  -----------------------------
                                        2015            2014           2015            2014           2015           2014
                                   --------------  --------------  -------------  -------------  -------------  --------------

Units beginning of year..........         143,131         155,912        264,065        276,727        549,503         566,485
Units issued and transferred
   from other funding options....           5,184           3,674         18,394         25,138         52,226          50,062
Units redeemed and transferred to
   other funding options.........        (18,500)        (16,455)       (18,026)       (37,800)       (65,965)        (67,044)
                                   --------------  --------------  -------------  -------------  -------------  --------------
Units end of year................         129,815         143,131        264,433        264,065        535,764         549,503
                                   ==============  ==============  =============  =============  =============  ==============

                                      FTVIPT TEMPLETON GLOBAL              INVESCO V.I.                   INVESCO V.I.
                                             BOND VIP                    EQUITY AND INCOME            INTERNATIONAL GROWTH
                                            SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  -----------------------------  -----------------------------
                                        2015            2014            2015            2014           2015           2014
                                   --------------  --------------  --------------  -------------  --------------  -------------

Units beginning of year..........         628,702         660,456         883,170        918,647         351,843        378,037
Units issued and transferred
   from other funding options....          34,909          54,390          45,812         73,437          23,708         22,150
Units redeemed and transferred to
   other funding options.........        (50,922)        (86,144)        (92,105)      (108,914)        (32,215)       (48,344)
                                   --------------  --------------  --------------  -------------  --------------  -------------
Units end of year................         612,689         628,702         836,877        883,170         343,336        351,843
                                   ==============  ==============  ==============  =============  ==============  =============


                                        LMPVET CLEARBRIDGE              LMPVET CLEARBRIDGE             LMPVET CLEARBRIDGE
                                    VARIABLE AGGRESSIVE GROWTH         VARIABLE APPRECIATION       VARIABLE DIVIDEND STRATEGY
                                            SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  -----------------------------  -----------------------------
                                        2015            2014            2015            2014           2015           2014
                                   --------------  --------------  --------------  -------------  --------------  -------------

Units beginning of year..........         728,285         807,266         504,207        545,502         796,590        851,387
Units issued and transferred
   from other funding options....          46,625          67,843          26,345         35,482          46,122         71,495
Units redeemed and transferred to
   other funding options.........       (115,898)       (146,824)        (76,032)       (76,777)       (122,052)      (126,292)
                                   --------------  --------------  --------------  -------------  --------------  -------------
Units end of year................         659,012         728,285         454,520        504,207         720,660        796,590
                                   ==============  ==============  ==============  =============  ==============  =============

                                          LMPVET CLEARBRIDGE            LMPVET CLEARBRIDGE           LMPVET CLEARBRIDGE
                                       VARIABLE LARGE CAP GROWTH     VARIABLE LARGE CAP VALUE     VARIABLE SMALL CAP GROWTH
                                              SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                     ----------------------------  ----------------------------  ----------------------------
                                          2015           2014          2015            2014          2015           2014
                                     -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year............         11,166         14,900         16,469         17,208        180,599        204,252
Units issued and transferred
   from other funding options......             82            179          1,086          1,553         15,699         21,921
Units redeemed and transferred to
   other funding options...........        (1,998)        (3,913)        (2,152)        (2,292)       (22,114)       (45,574)
                                     -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..................          9,250         11,166         15,403         16,469        174,184        180,599
                                     =============  =============  =============  =============  =============  =============


                                          LMPVET QS LEGG MASON          LMPVET QS LEGG MASON           LMPVET QS LEGG MASON
                                      VARIABLE CONSERVATIVE GROWTH         VARIABLE GROWTH           VARIABLE MODERATE GROWTH
                                               SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                     ------------------------------  ----------------------------  ----------------------------
                                          2015            2014            2015          2014            2015           2014
                                      -------------  -------------   -------------  -------------  -------------  -------------

Units beginning of year............         121,761        147,638          71,544         72,225          3,858          5,216
Units issued and transferred
   from other funding options......          12,167         19,061           4,517          8,117             43            655
Units redeemed and transferred to
   other funding options...........        (23,096)       (44,938)         (3,507)        (8,798)        (1,135)        (2,013)
                                      -------------  -------------   -------------  -------------  -------------  -------------
Units end of year..................         110,832        121,761          72,554         71,544          2,766          3,858
                                      =============  =============   =============  =============  =============  =============

(a) For the period April 28, 2014 to December 31, 2014.

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014:


                                     LMPVIT WESTERN ASSET VARIABLE       MIST AB GLOBAL DYNAMIC       MIST ALLIANZ GLOBAL INVESTORS
                                        GLOBAL HIGH YIELD BOND                 ALLOCATION               DYNAMIC MULTI-ASSET PLUS
                                              SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT
                                   --------------------------------  ------------------------------  -------------------------------
                                         2015            2014             2015            2014            2015          2014 (a)
                                    --------------  --------------   --------------  --------------  --------------  --------------

Units beginning of year..........          393,796         420,975       13,566,496      13,793,702         435,600              --
Units issued and transferred
   from other funding options....           31,917          35,431          597,428         917,024       2,149,885         443,138
Units redeemed and transferred to
   other funding options.........         (43,478)        (62,610)      (1,550,025)     (1,144,230)       (165,613)         (7,538)
                                    --------------  --------------   --------------  --------------  --------------  --------------
Units end of year................          382,235         393,796       12,613,899      13,566,496       2,419,872         435,600
                                    ==============  ==============   ==============  ==============  ==============  ==============


                                         MIST AMERICAN FUNDS        MIST AMERICAN FUNDS GROWTH
                                         BALANCED ALLOCATION                ALLOCATION              MIST AMERICAN FUNDS GROWTH
                                             SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------  -----------------------------  -------------------------------
                                        2015            2014           2015            2014            2015            2014
                                   --------------  --------------  -------------  --------------  --------------  --------------

Units beginning of year..........      17,609,124      18,034,572      7,946,552       8,656,999       4,458,269       4,659,735
Units issued and transferred
   from other funding options....         778,191       1,154,331        500,449         755,484         787,304         815,329
Units redeemed and transferred to
   other funding options.........     (1,785,289)     (1,579,779)      (788,985)     (1,465,931)       (780,928)     (1,016,795)
                                   --------------  --------------  -------------  --------------  --------------  --------------
Units end of year................      16,602,026      17,609,124      7,658,016       7,946,552       4,464,645       4,458,269
                                   ==============  ==============  =============  ==============  ==============  ==============

                                         MIST AMERICAN FUNDS              MIST AQR GLOBAL             MIST BLACKROCK GLOBAL
                                         MODERATE ALLOCATION               RISK BALANCED               TACTICAL STRATEGIES
                                             SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  -----------------------------  -----------------------------
                                        2015            2014           2015            2014            2015           2014
                                   --------------  --------------  -------------  --------------  --------------  -------------

Units beginning of year..........       9,369,175      10,005,715     14,582,265      15,825,730      25,901,164     26,722,304
Units issued and transferred
   from other funding options....         323,977         444,484        920,903       1,002,528       1,174,063      1,131,493
Units redeemed and transferred to
   other funding options.........       (829,142)     (1,081,024)    (2,232,803)     (2,245,993)     (2,511,631)    (1,952,633)
                                   --------------  --------------  -------------  --------------  --------------  -------------
Units end of year................       8,864,010       9,369,175     13,270,365      14,582,265      24,563,596     25,901,164
                                   ==============  ==============  =============  ==============  ==============  =============


                                                                       MIST CLARION GLOBAL             MIST CLEARBRIDGE
                                     MIST BLACKROCK HIGH YIELD             REAL ESTATE                 AGGRESSIVE GROWTH
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  -----------------------------  -----------------------------
                                        2015           2014            2015           2014            2015            2014
                                   --------------  -------------  -------------  --------------  --------------  -------------

Units beginning of year..........         784,188        804,511      1,509,948       1,369,048       3,679,440      3,216,416
Units issued and transferred
   from other funding options....         133,381        187,490        113,126         494,932         520,811      1,273,229
Units redeemed and transferred to
   other funding options.........       (144,618)      (207,813)      (242,441)       (354,032)       (606,328)      (810,205)
                                   --------------  -------------  -------------  --------------  --------------  -------------
Units end of year................         772,951        784,188      1,380,633       1,509,948       3,593,923      3,679,440
                                   ==============  =============  =============  ==============  ==============  =============

                                                                                                        MIST INVESCO
                                        MIST GOLDMAN SACHS             MIST HARRIS OAKMARK              BALANCED-RISK
                                           MID CAP VALUE                  INTERNATIONAL                  ALLOCATION
                                            SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   -----------------------------  -----------------------------  ----------------------------
                                        2015           2014            2015           2014           2015           2014
                                   --------------  -------------  --------------  -------------  -------------  -------------

Units beginning of year..........       1,092,733      1,198,143       2,474,794      2,510,341     32,215,268     35,442,409
Units issued and transferred
   from other funding options....         157,213        142,637         272,248        414,514      4,027,957      3,643,463
Units redeemed and transferred to
   other funding options.........       (158,920)      (248,047)       (420,015)      (450,061)    (3,389,058)    (6,870,604)
                                   --------------  -------------  --------------  -------------  -------------  -------------
Units end of year................       1,091,026      1,092,733       2,327,027      2,474,794     32,854,167     32,215,268
                                   ==============  =============  ==============  =============  =============  =============



                                                                           MIST INVESCO                    MIST INVESCO
                                       MIST INVESCO COMSTOCK               MID CAP VALUE                 SMALL CAP GROWTH
                                            SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                   -----------------------------  ------------------------------  ------------------------------
                                        2015           2014            2015            2014            2015            2014
                                   -------------  --------------  --------------  --------------  --------------  --------------

Units beginning of year..........      2,588,260       1,778,861         564,878         563,053       1,053,572       1,133,538
Units issued and transferred
   from other funding options....        161,469       1,187,453          53,924          89,544         128,802         128,792
Units redeemed and transferred to
   other funding options.........      (309,055)       (378,054)        (76,850)        (87,719)       (180,032)       (208,758)
                                   -------------  --------------  --------------  --------------  --------------  --------------
Units end of year................      2,440,674       2,588,260         541,952         564,878       1,002,342       1,053,572
                                   =============  ==============  ==============  ==============  ==============  ==============

                                            MIST JPMORGAN               MIST JPMORGAN GLOBAL                MIST JPMORGAN
                                              CORE BOND                   ACTIVE ALLOCATION                SMALL CAP VALUE
                                             SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------  ------------------------------  ------------------------------
                                        2015            2014            2015            2014            2015            2014
                                   --------------  --------------  --------------  --------------  --------------  --------------

Units beginning of year..........       2,637,082       2,522,189      45,254,100      39,437,506         229,294         243,493
Units issued and transferred
   from other funding options....         564,953         629,294       6,797,456      11,407,289          10,605          11,193
Units redeemed and transferred to
   other funding options.........       (502,715)       (514,401)     (4,944,430)     (5,590,695)        (25,772)        (25,392)
                                   --------------  --------------  --------------  --------------  --------------  --------------
Units end of year................       2,699,320       2,637,082      47,107,126      45,254,100         214,127         229,294
                                   ==============  ==============  ==============  ==============  ==============  ==============


                                       MIST LOOMIS SAYLES              MIST LORD ABBETT            MIST MET/EATON VANCE
                                         GLOBAL MARKETS                 BOND DEBENTURE                 FLOATING RATE
                                           SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------  ----------------------------  ----------------------------
                                       2015            2014           2015           2014          2015            2014
                                   -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year..........      1,220,864      1,138,622        956,601      1,057,484        665,094        661,350
Units issued and transferred
   from other funding options....        106,795        238,194         49,642         82,475         86,490        152,278
Units redeemed and transferred to
   other funding options.........      (185,010)      (155,952)      (150,305)      (183,358)      (105,134)      (148,534)
                                   -------------  -------------  -------------  -------------  -------------  -------------
Units end of year................      1,142,649      1,220,864        855,938        956,601        646,450        665,094
                                   =============  =============  =============  =============  =============  =============

(a) For the period April 28, 2014 to December 31, 2014.

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014:


                                          MIST MET/FRANKLIN             MIST MET/TEMPLETON                MIST METLIFE
                                      LOW DURATION TOTAL RETURN         INTERNATIONAL BOND            ASSET ALLOCATION 100
                                             SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  -----------------------------  -----------------------------
                                        2015            2014           2015            2014            2015            2014
                                   --------------  --------------  -------------  --------------  --------------  -------------

Units beginning of year..........       1,961,909       1,990,662        257,798         286,308       6,982,685      7,235,066
Units issued and transferred
   from other funding options....         588,355         783,029         22,382          22,541         205,474        388,651
Units redeemed and transferred to
   other funding options.........       (606,261)       (811,782)       (41,097)        (51,051)       (618,425)      (641,032)
                                   --------------  --------------  -------------  --------------  --------------  -------------
Units end of year................       1,944,003       1,961,909        239,083         257,798       6,569,734      6,982,685
                                   ==============  ==============  =============  ==============  ==============  =============


                                       MIST METLIFE BALANCED        MIST METLIFE MULTI-INDEX             MIST METLIFE
                                               PLUS                       TARGETED RISK                 SMALL CAP VALUE
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  -----------------------------  -----------------------------
                                        2015            2014           2015           2014            2015           2014
                                   --------------  -------------  --------------  -------------  -------------  --------------

Units beginning of year..........      31,843,378     30,567,644      15,792,519     10,334,216      1,597,062       1,707,562
Units issued and transferred
   from other funding options....       2,922,466      3,458,339      12,029,359      7,373,141         88,249         109,966
Units redeemed and transferred to
   other funding options.........     (2,703,777)    (2,182,605)     (2,435,559)    (1,914,838)      (265,856)       (220,466)
                                   --------------  -------------  --------------  -------------  -------------  --------------
Units end of year................      32,062,067     31,843,378      25,386,319     15,792,519      1,419,455       1,597,062
                                   ==============  =============  ==============  =============  =============  ==============


                                         MIST MFS EMERGING              MIST MFS RESEARCH             MIST MORGAN STANLEY
                                          MARKETS EQUITY                  INTERNATIONAL                 MID CAP GROWTH
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  -----------------------------  ----------------------------
                                        2015           2014            2015           2014            2015           2014
                                   -------------  --------------  -------------  --------------  -------------  -------------

Units beginning of year..........      3,225,968       3,387,604      2,149,874       2,307,245        572,839        563,151
Units issued and transferred
   from other funding options....        576,126         560,478        310,085         243,030         60,622        106,582
Units redeemed and transferred to
   other funding options.........      (444,289)       (722,114)      (306,763)       (400,401)       (38,814)       (96,894)
                                   -------------  --------------  -------------  --------------  -------------  -------------
Units end of year................      3,357,805       3,225,968      2,153,196       2,149,874        594,647        572,839
                                   =============  ==============  =============  ==============  =============  =============


                                                                           MIST PANAGORA
                                          MIST OPPENHEIMER                    GLOBAL                   MIST PIMCO INFLATION
                                            GLOBAL EQUITY                DIVERSIFIED RISK                 PROTECTED BOND
                                             SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------  -----------------------------  ------------------------------
                                        2015            2014            2015         2014 (a)          2015            2014
                                   --------------  --------------  --------------  -------------  --------------  --------------

Units beginning of year..........         176,001         196,079         237,646             --       5,278,344       6,008,780
Units issued and transferred
   from other funding options....          10,413           7,748       1,027,386        362,954         515,644         641,196
Units redeemed and transferred to
   other funding options.........        (22,112)        (27,826)       (360,998)      (125,308)       (956,725)     (1,371,632)
                                   --------------  --------------  --------------  -------------  --------------  --------------
Units end of year................         164,302         176,001         904,034        237,646       4,837,263       5,278,344
                                   ==============  ==============  ==============  =============  ==============  ==============

                                            MIST PIMCO                                                MIST PIONEER
                                           TOTAL RETURN                MIST PIONEER FUND            STRATEGIC INCOME
                                            SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                   ----------------------------  ----------------------------  ----------------------------
                                        2015           2014          2015           2014           2015           2014
                                   -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year..........      9,468,783     10,780,666        650,412        645,024      2,634,482      2,567,810
Units issued and transferred
   from other funding options....        700,148      1,005,966         53,584         94,619        476,890        654,187
Units redeemed and transferred to
   other funding options.........    (1,683,351)    (2,317,849)       (55,902)       (89,231)      (303,409)      (587,515)
                                   -------------  -------------  -------------  -------------  -------------  -------------
Units end of year................      8,485,580      9,468,783        648,094        650,412      2,807,963      2,634,482
                                   =============  =============  =============  =============  =============  =============


                                          MIST PYRAMIS                  MIST PYRAMIS                MIST SCHRODERS GLOBAL
                                        GOVERNMENT INCOME               MANAGED RISK                     MULTI-ASSET
                                           SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
                                   ----------------------------  ----------------------------  ------------------------------
                                       2015           2014           2015           2014            2015            2014
                                   -------------  -------------  -------------  -------------  --------------  --------------

Units beginning of year..........      4,533,402      4,946,728        911,084        360,996      18,028,770      14,679,301
Units issued and transferred
   from other funding options....        397,885        490,825        770,959        626,567       3,358,308       4,848,091
Units redeemed and transferred to
   other funding options.........      (589,466)      (904,151)      (193,094)       (76,479)     (2,078,478)     (1,498,622)
                                   -------------  -------------  -------------  -------------  --------------  --------------
Units end of year................      4,341,821      4,533,402      1,488,949        911,084      19,308,600      18,028,770
                                   =============  =============  =============  =============  ==============  ==============

                                         MIST SSGA GROWTH                                          MIST T. ROWE PRICE
                                          AND INCOME ETF            MIST SSGA GROWTH ETF             LARGE CAP VALUE
                                            SUB-ACCOUNT                  SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------  ----------------------------  ----------------------------
                                        2015           2014          2015           2014           2015           2014
                                   -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year..........      6,338,282      6,610,098      3,671,900      3,652,269        872,142        770,296
Units issued and transferred
   from other funding options....        582,534        328,126        241,239        610,848         79,735        266,878
Units redeemed and transferred to
   other funding options.........      (559,447)      (599,942)      (336,186)      (591,217)      (129,007)      (165,032)
                                   -------------  -------------  -------------  -------------  -------------  -------------
Units end of year................      6,361,369      6,338,282      3,576,953      3,671,900        822,870        872,142
                                   =============  =============  =============  =============  =============  =============


                                       MIST T. ROWE PRICE                 MIST WMC                   MSF BAILLIE GIFFORD
                                         MID CAP GROWTH              LARGE CAP RESEARCH              INTERNATIONAL STOCK
                                           SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
                                   ----------------------------  ----------------------------  ------------------------------
                                       2015           2014           2015           2014            2015            2014
                                   -------------  -------------  -------------  -------------  --------------  --------------

Units beginning of year..........      2,773,850      3,003,820        112,370        139,585       1,397,967       1,553,574
Units issued and transferred
   from other funding options....        221,776        243,044          8,171          1,153         105,210         157,215
Units redeemed and transferred to
   other funding options.........      (466,720)      (473,014)       (15,338)       (28,368)       (241,668)       (312,822)
                                   -------------  -------------  -------------  -------------  --------------  --------------
Units end of year................      2,528,906      2,773,850        105,203        112,370       1,261,509       1,397,967
                                   =============  =============  =============  =============  ==============  ==============

(a) For the period April 28, 2014 to December 31, 2014.

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014:


                                       MSF BARCLAYS AGGREGATE             MSF BLACKROCK                   MSF BLACKROCK
                                             BOND INDEX                    BOND INCOME                CAPITAL APPRECIATION
                                             SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
                                     ----------------------------  ----------------------------  -----------------------------
                                         2015           2014           2015           2014            2015            2014
                                     -------------  -------------  -------------  -------------  --------------  -------------

Units beginning of year............        883,622        786,278        159,423        166,004         102,922        112,171
Units issued and transferred
   from other funding options......        223,523        296,843          8,547         17,757           7,710          5,374
Units redeemed and transferred to
   other funding options...........      (209,676)      (199,499)       (24,684)       (24,338)        (23,343)       (14,623)
                                     -------------  -------------  -------------  -------------  --------------  -------------
Units end of year..................        897,469        883,622        143,286        159,423          87,289        102,922
                                     =============  =============  =============  =============  ==============  =============


                                              MSF BLACKROCK                  MSF FRONTIER
                                              MONEY MARKET                  MID CAP GROWTH             MSF JENNISON GROWTH
                                               SUB-ACCOUNT                    SUB-ACCOUNT                  SUB-ACCOUNT
                                     ------------------------------  ----------------------------  ----------------------------
                                          2015            2014            2015           2014          2015           2014
                                     --------------  --------------  -------------  -------------  -------------  -------------

Units beginning of year............       5,393,034       6,832,194        529,849        563,778      2,800,886      3,283,264
Units issued and transferred
   from other funding options......       3,081,762       4,123,395         30,541         56,995        119,213        145,330
Units redeemed and transferred to
   other funding options...........     (3,299,601)     (5,562,555)      (109,021)       (90,924)      (517,433)      (627,708)
                                     --------------  --------------  -------------  -------------  -------------  -------------
Units end of year..................       5,175,195       5,393,034        451,369        529,849      2,402,666      2,800,886
                                     ==============  ==============  =============  =============  =============  =============

                                          MSF LOOMIS SAYLES              MSF LOOMIS SAYLES               MSF MET/ARTISAN
                                           SMALL CAP CORE                SMALL CAP GROWTH                 MID CAP VALUE
                                             SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  -----------------------------  -----------------------------
                                        2015            2014           2015            2014            2015           2014
                                   --------------  --------------  -------------  --------------  --------------  -------------

Units beginning of year..........          17,201          19,503         31,874          31,132         802,108        914,482
Units issued and transferred
   from other funding options....             823           2,522          1,391           3,787          48,021         60,988
Units redeemed and transferred to
   other funding options.........         (3,178)         (4,824)        (5,260)         (3,045)       (122,677)      (173,362)
                                   --------------  --------------  -------------  --------------  --------------  -------------
Units end of year................          14,846          17,201         28,005          31,874         727,452        802,108
                                   ==============  ==============  =============  ==============  ==============  =============


                                        MSF MET/DIMENSIONAL             MSF METLIFE ASSET              MSF METLIFE ASSET
                                    INTERNATIONAL SMALL COMPANY           ALLOCATION 20                  ALLOCATION 40
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  -----------------------------  -----------------------------
                                        2015           2014            2015           2014            2015            2014
                                   --------------  -------------  -------------  --------------  --------------  -------------

Units beginning of year..........         235,511        209,072        766,064         173,879      30,939,347        153,033
Units issued and transferred
   from other funding options....          58,269         72,306        328,355         791,626         860,423     35,498,642
Units redeemed and transferred to
   other funding options.........        (33,640)       (45,867)      (565,932)       (199,441)     (4,175,933)    (4,712,328)
                                   --------------  -------------  -------------  --------------  --------------  -------------
Units end of year................         260,140        235,511        528,487         766,064      27,623,837     30,939,347
                                   ==============  =============  =============  ==============  ==============  =============

                                         MSF METLIFE ASSET              MSF METLIFE ASSET             MSF METLIFE MID CAP
                                           ALLOCATION 60                  ALLOCATION 80                   STOCK INDEX
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ----------------------------  ------------------------------  -----------------------------
                                       2015            2014           2015            2014            2015           2014
                                   -------------  -------------  --------------  --------------  --------------  -------------

Units beginning of year..........     39,329,326      1,328,482      30,026,547         430,018         253,767        268,479
Units issued and transferred
   from other funding options....        906,514     40,875,545         841,955      32,641,894          42,661         36,544
Units redeemed and transferred to
   other funding options.........    (4,254,803)    (2,874,701)     (2,715,784)     (3,045,365)        (36,859)       (51,256)
                                   -------------  -------------  --------------  --------------  --------------  -------------
Units end of year................     35,981,037     39,329,326      28,152,718      30,026,547         259,569        253,767
                                   =============  =============  ==============  ==============  ==============  =============


                                             MSF METLIFE
                                             STOCK INDEX               MSF MFS TOTAL RETURN              MSF MFS VALUE
                                             SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   ------------------------------  ----------------------------  -----------------------------
                                        2015            2014           2015            2014           2015           2014
                                   --------------  --------------  -------------  -------------  -------------  --------------

Units beginning of year..........       2,646,054       2,722,446        156,861        178,447      1,009,780       1,137,167
Units issued and transferred
   from other funding options....         234,871         305,244          3,672          4,913         99,306         154,024
Units redeemed and transferred to
   other funding options.........       (432,537)       (381,636)       (20,258)       (26,499)      (154,761)       (281,411)
                                   --------------  --------------  -------------  -------------  -------------  --------------
Units end of year................       2,448,388       2,646,054        140,275        156,861        954,325       1,009,780
                                   ==============  ==============  =============  =============  =============  ==============

                                                                          MSF NEUBERGER
                                        MSF MSCI EAFE INDEX              BERMAN GENESIS             MSF RUSSELL 2000 INDEX
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  -----------------------------  ----------------------------
                                        2015           2014            2015           2014            2015           2014
                                   -------------  --------------  -------------  --------------  -------------  -------------

Units beginning of year..........        428,858         397,125        590,926         650,463        374,932        407,803
Units issued and transferred
   from other funding options....        141,983          70,444         26,531          55,430        107,737         98,186
Units redeemed and transferred to
   other funding options.........       (78,938)        (38,711)       (98,545)       (114,967)       (89,773)      (131,057)
                                   -------------  --------------  -------------  --------------  -------------  -------------
Units end of year................        491,903         428,858        518,912         590,926        392,896        374,932
                                   =============  ==============  =============  ==============  =============  =============


                                          MSF T. ROWE PRICE              MSF T. ROWE PRICE              MSF VAN ECK GLOBAL
                                          LARGE CAP GROWTH               SMALL CAP GROWTH                NATURAL RESOURCES
                                             SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------  -----------------------------  ------------------------------
                                        2015            2014            2015           2014            2015            2014
                                   --------------  --------------  --------------  -------------  --------------  --------------

Units beginning of year..........       1,116,757       1,115,203          17,948         19,290         407,380         372,229
Units issued and transferred
   from other funding options....         414,783         270,118             403            669         214,753         131,624
Units redeemed and transferred to
   other funding options.........       (316,979)       (268,564)         (1,795)        (2,011)       (139,203)        (96,473)
                                   --------------  --------------  --------------  -------------  --------------  --------------
Units end of year................       1,214,561       1,116,757          16,556         17,948         482,930         407,380
                                   ==============  ==============  ==============  =============  ==============  ==============

(a) For the period April 28, 2014 to December 31, 2014.

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONCLUDED)
    FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014:


                                         MSF WESTERN ASSET             MSF WESTERN ASSET
                                       MANAGEMENT STRATEGIC               MANAGEMENT               MSF WMC CORE EQUITY
                                        BOND OPPORTUNITIES              U.S. GOVERNMENT               OPPORTUNITIES
                                            SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                   ----------------------------  ----------------------------  ----------------------------
                                        2015           2014          2015            2014          2015           2014
                                   -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year..........            710          1,280      1,736,974      1,762,260      3,710,716      4,222,434
Units issued and transferred
   from other funding options....             --             22        157,663        249,963        220,362        176,840
Units redeemed and transferred to
   other funding options.........           (10)          (592)      (307,684)      (275,249)      (501,394)      (688,558)
                                   -------------  -------------  -------------  -------------  -------------  -------------
Units end of year................            700            710      1,586,953      1,736,974      3,429,684      3,710,716
                                   =============  =============  =============  =============  =============  =============



                                          OPPENHEIMER VA                                              PIMCO VIT LOW
                                       MAIN STREET SMALL CAP         PIMCO VIT HIGH YIELD               DURATION
                                            SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                   ----------------------------  ----------------------------  ----------------------------
                                        2015           2014           2015           2014          2015           2014
                                   -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year..........        170,276        183,673          8,179          8,155          4,667          7,603
Units issued and transferred
   from other funding options....          4,910          8,144             74            212             25             32
Units redeemed and transferred to
   other funding options.........       (20,947)       (21,541)        (2,189)          (188)          (342)        (2,968)
                                   -------------  -------------  -------------  -------------  -------------  -------------
Units end of year................        154,239        170,276          6,064          8,179          4,350          4,667
                                   =============  =============  =============  =============  =============  =============

                                             PIONEER VCT                 PIONEER VCT REAL               PUTNAM VT EQUITY
                                            MID CAP VALUE                  ESTATE SHARES                     INCOME
                                             SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  -----------------------------  -----------------------------
                                        2015            2014           2015            2014            2015           2014
                                   --------------  --------------  -------------  --------------  --------------  -------------

Units beginning of year..........          50,993          53,861            399             401           1,982          2,885
Units issued and transferred
   from other funding options....           1,907           4,500             --              --              --             --
Units redeemed and transferred to
   other funding options.........         (5,612)         (7,368)            (2)             (2)            (13)          (903)
                                   --------------  --------------  -------------  --------------  --------------  -------------
Units end of year................          47,288          50,993            397             399           1,969          1,982
                                   ==============  ==============  =============  ==============  ==============  =============


                                             PUTNAM VT                 RUSSELL AGGRESSIVE                RUSSELL CORE
                                         MULTI-CAP GROWTH                    EQUITY                          BOND
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  -----------------------------  -----------------------------
                                        2015           2014            2015           2014            2015            2014
                                   --------------  -------------  -------------  --------------  --------------  -------------

Units beginning of year..........          28,619         27,777            206             206           1,250          1,250
Units issued and transferred
   from other funding options....             661          1,555             --              --              --             --
Units redeemed and transferred to
   other funding options.........         (8,881)          (713)             --              --              --             --
                                   --------------  -------------  -------------  --------------  --------------  -------------
Units end of year................          20,399         28,619            206             206           1,250          1,250
                                   ==============  =============  =============  ==============  ==============  =============

                                          RUSSELL GLOBAL REAL              RUSSELL MULTI-STYLE
                                           ESTATE SECURITIES                     EQUITY
                                              SUB-ACCOUNT                      SUB-ACCOUNT
                                   --------------------------------  ------------------------------
                                        2015              2014            2015            2014
                                   ---------------  ---------------  --------------  --------------

Units beginning of year..........              215              215           2,931           2,931
Units issued and transferred
   from other funding options....               --               --              --              --
Units redeemed and transferred to
   other funding options.........               --               --              --              --
                                   ---------------  ---------------  --------------  --------------
Units end of year................              215              215           2,931           2,931
                                   ===============  ===============  ==============  ==============


                                                                            TAP 1919 VARIABLE
                                           RUSSELL NON-U.S.           SOCIALLY RESPONSIVE BALANCED
                                              SUB-ACCOUNT                      SUB-ACCOUNT
                                   --------------------------------  ------------------------------
                                        2015              2014            2015            2014
                                   ---------------  ---------------  --------------  --------------

Units beginning of year..........              959              959             342             770
Units issued and transferred
   from other funding options....               --               --              96             412
Units redeemed and transferred to
   other funding options.........               --               --             (1)           (840)
                                   ---------------  ---------------  --------------  --------------
Units end of year................              959              959             437             342
                                   ===============  ===============  ==============  ==============

(a) For the period April 28, 2014 to December 31, 2014.

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS


The Company sells a number of variable annuity products which have unique combinations of features and fees, some of which directly affect the unit values of the Sub-Accounts. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying fund, portfolio or series for the respective stated periods in the five years ended December 31, 2015:

                                                      AS OF DECEMBER 31
                                       ---------------------------------------------
                                                        UNIT VALUE
                                                         LOWEST TO          NET
                                           UNITS        HIGHEST ($)     ASSETS ($)
                                       ------------  ---------------  --------------
  American Funds Bond            2015       565,472    16.97 - 19.35      10,165,126
     Sub-Account                 2014       623,582    17.21 - 19.48      11,308,400
                                 2013       621,866    16.62 - 18.68      10,869,085
                                 2012       541,160    17.27 - 19.27       9,792,942
                                 2011       468,099    16.66 - 18.46       8,145,747

  American Funds Global Growth   2015       612,272    36.93 - 45.77      24,248,646
     Sub-Account                 2014       682,942    35.19 - 43.13      25,669,460
                                 2013       719,174    35.06 - 42.47      26,820,141
                                 2012       762,664    27.66 - 33.12      22,306,755
                                 2011       836,406    23.00 - 27.23      20,206,257

  American Funds Global Small    2015       123,980    34.81 - 40.82       4,660,568
     Capitalization Sub-Account  2014       130,008    35.30 - 41.02       4,933,146
                                 2013       137,218    35.14 - 40.47       5,157,246
                                 2012       137,433    27.85 - 31.78       4,085,561
                                 2011       129,850    23.96 - 27.10       3,307,363

  American Funds Growth          2015       216,165  212.42 - 306.61      52,129,155
     Sub-Account                 2014       245,550  202.60 - 289.09      56,173,858
                                 2013       276,743  190.29 - 268.43      59,275,023
                                 2012       297,526  149.07 - 207.87      49,608,605
                                 2011       308,858  128.88 - 177.66      44,137,061

  American Funds Growth-Income   2015       171,529  143.70 - 194.58      27,208,029
     Sub-Account                 2014       187,082  144.35 - 193.62      29,698,695
                                 2013       210,376  132.98 - 176.68      30,630,870
                                 2012       226,731  101.52 - 133.61      25,000,716
                                 2011       244,111   88.08 - 114.82      23,202,268

  Fidelity VIP Contrafund        2015       401,103     6.17 - 71.00      19,201,982
     Sub-Account                 2014       413,191     6.24 - 71.28      21,423,316
                                 2013       406,330     5.67 - 64.36      21,377,976
                                 2012       396,480    42.13 - 49.54      17,582,368
                                 2011       392,623    36.90 - 43.00      15,117,808

  Fidelity VIP Equity-Income     2015         3,431    18.79 - 74.67          71,803
     Sub-Account                 2014         4,022    19.90 - 79.16          87,581
                                 2013         4,115    18.60 - 74.07          83,802
                                 2012         4,148    14.76 - 58.82          67,342
                                 2011         4,185    12.79 - 51.02          59,186

  Fidelity VIP Mid Cap           2015       263,325    55.43 - 62.44      15,335,678
     Sub-Account                 2014       279,050    57.28 - 64.08      16,755,847
                                 2013       301,334    54.92 - 61.01      17,289,168
                                 2012       285,127    41.10 - 45.33      12,205,315
                                 2011       232,263    36.47 - 39.95       8,787,231

                                                 FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                          INCOME          LOWEST TO          LOWEST TO
                                         RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       -------------  ----------------  -----------------
  American Funds Bond            2015       1.65        0.95 - 1.65       (1.37) - (0.67)
     Sub-Account                 2014       1.94        0.95 - 1.65           3.56 - 4.28
                                 2013       1.85        0.95 - 1.65       (3.76) - (3.08)
                                 2012       2.63        0.95 - 1.65           3.64 - 4.37
                                 2011       3.27        0.95 - 1.65           4.37 - 5.11

  American Funds Global Growth   2015       0.98        0.75 - 1.90           4.92 - 6.14
     Sub-Account                 2014       1.15        0.75 - 1.90           0.39 - 1.55
                                 2013       1.24        0.75 - 1.90         26.75 - 28.21
                                 2012       0.90        0.75 - 1.90         20.24 - 21.64
                                 2011       1.30        0.75 - 1.90      (10.60) - (9.56)

  American Funds Global Small    2015         --        0.75 - 1.65       (1.38) - (0.48)
     Capitalization Sub-Account  2014       0.12        0.75 - 1.65           0.45 - 1.36
                                 2013       0.87        0.75 - 1.65         26.18 - 27.32
                                 2012       1.34        0.75 - 1.65         16.23 - 17.29
                                 2011       1.34        0.75 - 1.65     (20.47) - (19.75)

  American Funds Growth          2015       0.58        0.75 - 1.90           4.85 - 6.06
     Sub-Account                 2014       0.77        0.75 - 1.90           6.47 - 7.70
                                 2013       0.93        0.75 - 1.90         27.65 - 29.13
                                 2012       0.80        0.75 - 1.90          2.02 - 17.01
                                 2011       0.62        0.75 - 1.90       (6.08) - (4.99)

  American Funds Growth-Income   2015       1.28        0.95 - 1.90         (0.45) - 0.50
     Sub-Account                 2014       1.26        0.95 - 1.90           8.55 - 9.59
                                 2013       1.35        0.95 - 1.90         30.99 - 32.24
                                 2012       1.61        0.95 - 1.90         15.26 - 16.37
                                 2011       1.54        0.95 - 1.90       (3.67) - (2.76)

  Fidelity VIP Contrafund        2015       0.89        0.95 - 1.85       (1.29) - (0.39)
     Sub-Account                 2014       0.84        0.95 - 1.85          9.77 - 10.76
                                 2013       0.97        0.95 - 1.85         10.23 - 29.91
                                 2012       1.29        0.95 - 1.85         14.17 - 15.20
                                 2011       0.93        0.95 - 1.85       (4.42) - (3.56)

  Fidelity VIP Equity-Income     2015       2.88        1.40 - 1.50       (5.66) - (5.57)
     Sub-Account                 2014       2.66        1.40 - 1.50           6.86 - 6.97
                                 2013       2.33        1.40 - 1.50         25.93 - 26.05
                                 2012       2.98        1.40 - 1.50         15.30 - 15.42
                                 2011       2.22        1.40 - 1.50       (0.84) - (0.74)

  Fidelity VIP Mid Cap           2015       0.25        0.95 - 1.65       (3.24) - (2.56)
     Sub-Account                 2014       0.02        0.95 - 1.65           4.30 - 5.03
                                 2013       0.29        0.95 - 1.65         33.65 - 34.59
                                 2012       0.44        0.95 - 1.65         12.68 - 13.47
                                 2011       0.03        0.95 - 1.65     (12.31) - (11.70)

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                          AS OF DECEMBER 31
                                           ----------------------------------------------
                                                            UNIT VALUE
                                                             LOWEST TO           NET
                                                UNITS       HIGHEST ($)      ASSETS ($)
                                           ------------  ----------------  --------------
  FTVIPT Franklin Income VIP         2015       384,412     50.31 - 64.11      21,170,997
     Sub-Account                     2014       408,888     55.14 - 69.63      24,536,012
                                     2013       444,107     53.69 - 67.20      25,831,980
                                     2012       443,053     48.00 - 59.54      22,861,593
                                     2011       468,933     43.41 - 53.36      21,667,036

  FTVIPT Franklin Mutual             2015       129,815     26.86 - 29.84       3,653,863
     Shares VIP Sub-Account          2014       143,131     28.72 - 31.74       4,285,026
                                     2013       155,912     27.26 - 29.95       4,416,458
                                     2012       165,250     21.60 - 23.61       3,691,282
                                     2011       165,249     19.23 - 20.90       3,272,030

  FTVIPT Franklin Small Cap          2015       264,433     12.46 - 13.07       3,343,147
     Value VIP Sub-Account           2014       264,065     13.66 - 14.25       3,653,630
                                     2013       276,727     13.79 - 14.30       3,859,159
                                     2012       236,169     10.27 - 10.60       2,449,921
                                     2011       145,881       8.81 - 9.04       1,294,931

  FTVIPT Templeton Foreign           2015       535,764     13.32 - 33.74      11,534,530
     VIP Sub-Account                 2014       549,503     14.48 - 36.56      12,938,516
                                     2013       566,485     16.57 - 41.67      15,302,372
                                     2012       641,242     13.70 - 34.33      14,479,882
                                     2011       694,689     11.78 - 29.42      13,424,991

  FTVIPT Templeton Global            2015       612,689     18.13 - 19.91      11,391,228
     Bond VIP Sub-Account            2014       628,702     19.24 - 21.01      12,391,360
                                     2013       660,456     19.18 - 20.82      12,966,506
                                     2012       539,148     19.15 - 20.69      10,553,746
                                     2011       386,576     16.90 - 18.15       6,669,285

  Invesco V.I. Equity and Income     2015       836,877     20.64 - 22.55      17,872,666
     Sub-Account                     2014       883,170     21.54 - 23.37      19,615,976
                                     2013       918,647     20.13 - 21.69      19,012,356
                                     2012       893,861     16.39 - 17.54      14,999,530
                                     2011       845,034     14.83 - 15.75      12,789,403

  Invesco V.I. International Growth  2015       343,336     13.20 - 32.97      10,351,518
     Sub-Account                     2014       351,843     13.71 - 34.18      11,092,683
                                     2013       378,037     13.85 - 34.47      11,901,262
                                     2012       348,180     11.81 - 29.32       9,352,656
                                     2011       269,560     10.36 - 25.68       6,342,135

  LMPVET ClearBridge Variable        2015       659,012     16.99 - 30.16      17,489,432
     Aggressive Growth               2014       728,285     17.67 - 30.99      19,900,016
     Sub-Account                     2013       807,266     15.00 - 25.98      18,593,341
                                     2012       784,327     10.38 - 17.40      12,280,790
                                     2011       835,117      8.94 - 14.82      11,131,829

  LMPVET ClearBridge Variable        2015       454,520     46.01 - 57.24      23,566,939
     Appreciation Sub-Account        2014       504,207     46.15 - 56.87      26,063,152
                                     2013       545,502     42.38 - 51.73      25,776,634
                                     2012       481,135     33.23 - 40.17      17,679,178
                                     2011       443,325     29.21 - 34.98      14,239,922



                                                      FOR THE YEAR ENDED DECEMBER 31
                                           --------------------------------------------------
                                           INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                              INCOME          LOWEST TO          LOWEST TO
                                             RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                           -------------  ----------------  -----------------
  FTVIPT Franklin Income VIP         2015       4.64        0.95 - 1.85       (8.76) - (7.93)
     Sub-Account                     2014       4.95        0.95 - 1.85           2.70 - 3.63
                                     2013       6.43        0.95 - 1.85         11.85 - 12.86
                                     2012       6.46        0.95 - 1.85         10.58 - 11.58
                                     2011       5.68        0.95 - 1.85           0.51 - 1.42

  FTVIPT Franklin Mutual             2015       3.03        1.10 - 1.65       (6.49) - (5.98)
     Shares VIP Sub-Account          2014       2.02        1.10 - 1.65           5.37 - 5.95
                                     2013       2.05        1.10 - 1.65         26.16 - 26.86
                                     2012       2.09        1.10 - 1.65         12.36 - 12.99
                                     2011       2.38        1.10 - 1.65       (2.66) - (2.12)

  FTVIPT Franklin Small Cap          2015       0.63        0.95 - 1.50       (8.77) - (8.26)
     Value VIP Sub-Account           2014       0.62        0.95 - 1.50       (0.93) - (0.38)
                                     2013       1.30        0.95 - 1.50         34.21 - 34.95
                                     2012       0.78        0.95 - 1.50         16.62 - 17.26
                                     2011       0.65        0.95 - 1.50       (5.20) - (4.66)

  FTVIPT Templeton Foreign           2015       3.19        1.30 - 1.90       (8.25) - (7.61)
     VIP Sub-Account                 2014       1.84        1.30 - 1.90     (12.81) - (12.13)
                                     2013       2.41        1.30 - 1.90         20.66 - 21.56
                                     2012       3.04        1.30 - 1.90         16.00 - 16.94
                                     2011       1.68        1.30 - 1.90     (12.32) - (11.69)

  FTVIPT Templeton Global            2015       7.89        0.95 - 1.50       (5.73) - (5.21)
     Bond VIP Sub-Account            2014       5.11        0.95 - 1.50           0.32 - 0.87
                                     2013       4.73        0.95 - 1.50           0.12 - 0.67
                                     2012       6.27        0.95 - 1.50         13.34 - 13.97
                                     2011       5.46        0.95 - 1.50       (2.34) - (1.81)

  Invesco V.I. Equity and Income     2015       2.31        0.95 - 1.65       (4.18) - (3.51)
     Sub-Account                     2014       1.57        0.95 - 1.65           6.99 - 7.74
                                     2013       1.53        0.95 - 1.65         22.84 - 23.71
                                     2012       1.85        0.95 - 1.65         10.54 - 11.32
                                     2011       1.68        0.95 - 1.65       (2.91) - (2.23)

  Invesco V.I. International Growth  2015       1.28        0.95 - 1.50       (4.07) - (3.54)
     Sub-Account                     2014       1.38        0.95 - 1.50       (1.40) - (0.86)
                                     2013       1.09        0.95 - 1.50         16.95 - 17.60
                                     2012       1.39        0.95 - 1.50         13.53 - 14.16
                                     2011       1.07        0.95 - 1.50       (8.37) - (7.87)

  LMPVET ClearBridge Variable        2015       0.34        0.95 - 1.95       (3.83) - (2.66)
     Aggressive Growth               2014       0.17        0.95 - 1.95         17.76 - 19.26
     Sub-Account                     2013       0.27        0.95 - 1.95         44.53 - 46.38
                                     2012       0.43        1.10 - 1.95         16.16 - 17.42
                                     2011       0.19        1.10 - 1.95           0.19 - 1.35

  LMPVET ClearBridge Variable        2015       1.15        0.95 - 1.90         (0.31) - 0.64
     Appreciation Sub-Account        2014       1.14        0.95 - 1.90           8.90 - 9.94
                                     2013       1.28        0.95 - 1.90         27.56 - 28.77
                                     2012       1.69        0.95 - 1.90         13.76 - 14.85
                                     2011       1.76        0.95 - 1.90           0.68 - 1.64



       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                          AS OF DECEMBER 31
                                           ---------------------------------------------
                                                            UNIT VALUE
                                                             LOWEST TO          NET
                                               UNITS        HIGHEST ($)     ASSETS ($)
                                           ------------  ---------------  --------------
  LMPVET ClearBridge Variable        2015       720,660    14.24 - 21.38      14,325,561
     Dividend Strategy               2014       796,590    15.14 - 22.59      16,774,613
     Sub-Account                     2013       851,387    13.55 - 20.09      15,989,944
                                     2012       732,611    10.95 - 16.14      10,934,469
                                     2011       779,019     9.75 - 14.28      10,243,903

  LMPVET ClearBridge Variable        2015         9,250    24.37 - 26.15         233,660
     Large Cap Growth                2014        11,166    22.62 - 24.18         261,685
     Sub-Account                     2013        14,900    20.22 - 21.53         311,557
                                     2012        18,448    14.95 - 15.86         284,698
                                     2011        20,667    12.66 - 13.38         269,642

  LMPVET ClearBridge Variable        2015        15,403    22.00 - 23.64         349,493
     Large Cap Value Sub-Account     2014        16,469    23.09 - 24.70         391,501
                                     2013        17,208    21.06 - 22.45         373,560
                                     2012        20,265    16.22 - 17.21         337,404
                                     2011        67,445    14.19 - 15.00         984,263

  LMPVET ClearBridge Variable        2015       174,184    22.72 - 30.14       4,612,937
     Small Cap Growth                2014       180,599    24.22 - 31.87       5,087,100
     Sub-Account                     2013       204,252    23.71 - 30.96       5,633,330
                                     2012       167,724    16.44 - 21.29       3,081,054
                                     2011       167,508    14.03 - 18.02       2,624,198

  LMPVET QS Legg Mason               2015       110,832    20.93 - 23.22       2,433,690
     Variable Conservative Growth    2014       121,761    21.53 - 23.76       2,748,787
     Sub-Account                     2013       147,638    20.87 - 22.90       3,213,463
                                     2012       140,448    18.39 - 20.08       2,681,490
                                     2011       127,101    16.54 - 17.95       2,169,386

  LMPVET QS Legg Mason               2015        72,554    18.74 - 20.21       1,409,068
     Variable Growth Sub-Account     2014        71,544    19.48 - 20.93       1,440,406
                                     2013        72,225    18.92 - 21.30       1,407,293
                                     2012        72,032    15.21 - 16.33       1,126,329
                                     2011        68,995    13.34 - 14.27         942,680

  LMPVET QS Legg Mason               2015         2,766    18.83 - 19.37          52,861
     Variable Moderate               2014         3,858    19.49 - 20.02          76,177
     Growth Sub-Account              2013         5,216    18.89 - 19.37          99,413
                                     2012        12,513    15.76 - 16.14         197,798
                                     2011        14,235    13.99 - 14.30         199,540

  LMPVIT Western Asset               2015       382,235    19.86 - 23.49       8,226,372
     Variable Global High Yield      2014       393,796    21.50 - 25.19       9,114,627
     Bond Sub-Account                2013       420,975    22.16 - 25.72       9,993,842
                                     2012       379,818    21.26 - 24.44       8,566,062
                                     2011       340,720    18.31 - 20.85       6,570,081

  MIST AB Global Dynamic             2015    12,613,899    11.82 - 12.54     152,872,305
     Allocation Sub-Account          2014    13,566,496    11.99 - 12.56     165,816,100
     (Commenced 5/2/2011)            2013    13,793,702    11.40 - 11.79     159,403,910
                                     2012    12,223,640    10.46 - 10.68     128,973,752
                                     2011     7,184,466      9.70 - 9.75      69,893,488



                                                    FOR THE YEAR ENDED DECEMBER 31
                                           -------------------------------------------------
                                           INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                              INCOME          LOWEST TO         LOWEST TO
                                             RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                           -------------  ----------------  ----------------
  LMPVET ClearBridge Variable        2015       1.60        0.95 - 1.90      (6.19) - (5.34)
     Dividend Strategy               2014       2.00        0.95 - 1.90        11.40 - 12.41
     Sub-Account                     2013       1.59        0.95 - 1.90        23.38 - 24.49
                                     2012       2.78        0.95 - 1.90        11.98 - 12.99
                                     2011       3.37        0.95 - 1.90        (1.76) - 6.69

  LMPVET ClearBridge Variable        2015       0.44        1.50 - 1.90          7.73 - 8.16
     Large Cap Growth                2014       0.46        1.50 - 1.90        11.85 - 12.29
     Sub-Account                     2013       0.46        1.50 - 1.90        35.26 - 35.80
                                     2012       0.67        1.50 - 1.90        18.07 - 18.55
                                     2011       0.39        1.50 - 1.90      (2.51) - (2.12)

  LMPVET ClearBridge Variable        2015       1.42        1.50 - 1.90      (4.70) - (4.31)
     Large Cap Value Sub-Account     2014       1.89        1.50 - 1.90         9.61 - 10.05
                                     2013       1.62        1.50 - 1.90        29.88 - 30.40
                                     2012       2.13        1.50 - 1.90        14.30 - 14.76
                                     2011       2.19        1.50 - 1.90          2.98 - 3.39

  LMPVET ClearBridge Variable        2015         --        1.10 - 1.90      (6.18) - (5.42)
     Small Cap Growth                2014         --        1.10 - 1.90          2.12 - 2.94
     Sub-Account                     2013       0.05        1.10 - 1.90        44.28 - 45.44
                                     2012       0.37        1.10 - 1.90        17.17 - 18.11
                                     2011         --        1.10 - 1.90        (0.52) - 0.28

  LMPVET QS Legg Mason               2015       1.92        1.10 - 1.65      (2.80) - (2.27)
     Variable Conservative Growth    2014       2.43        1.10 - 1.65          3.19 - 3.76
     Sub-Account                     2013       2.14        1.10 - 1.65        13.45 - 14.07
                                     2012       2.83        1.10 - 1.65        11.24 - 11.85
                                     2011       3.08        1.10 - 1.65        (0.48) - 0.07

  LMPVET QS Legg Mason               2015       1.39        1.25 - 1.65      (3.83) - (3.45)
     Variable Growth Sub-Account     2014       1.77        1.25 - 1.65          2.97 - 3.39
                                     2013       1.65        0.95 - 1.65        24.43 - 25.30
                                     2012       1.81        1.20 - 1.65        13.98 - 14.50
                                     2011       1.53        1.20 - 1.65      (3.90) - (3.47)

  LMPVET QS Legg Mason               2015       1.68        1.50 - 1.65      (3.39) - (3.25)
     Variable Moderate               2014       1.70        1.50 - 1.65          3.19 - 3.34
     Growth Sub-Account              2013       1.44        1.50 - 1.65        19.83 - 20.01
                                     2012       2.33        1.50 - 1.65        12.71 - 12.88
                                     2011       1.87        1.50 - 1.65      (2.20) - (2.06)

  LMPVIT Western Asset               2015       6.06        0.95 - 1.90      (7.61) - (6.73)
     Variable Global High Yield      2014       6.89        0.95 - 1.90      (3.01) - (2.09)
     Bond Sub-Account                2013       6.04        0.95 - 1.90          4.27 - 5.27
                                     2012       7.83        0.95 - 1.90        16.09 - 17.20
                                     2011       8.51        0.95 - 1.90        (0.20) - 0.75

  MIST AB Global Dynamic             2015       3.26        0.75 - 2.00      (1.41) - (0.17)
     Allocation Sub-Account          2014       1.94        0.75 - 2.00          5.22 - 6.55
     (Commenced 5/2/2011)            2013       1.26        0.75 - 2.00         8.95 - 10.32
                                     2012       0.09        0.75 - 2.00          3.76 - 9.26
                                     2011       0.91        1.15 - 2.00      (3.03) - (2.48)



       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31
                                    -----------------------------------------------
                                                      UNIT VALUE
                                                       LOWEST TO           NET
                                         UNITS        HIGHEST ($)      ASSETS ($)
                                     ------------  ----------------  --------------
  MIST Allianz Global         2015      2,419,872       1.01 - 1.02       2,457,753
     Investors Dynamic        2014        435,600              1.04         453,097
     Multi-Asset Plus
     Sub-Account
     (Commenced 4/28/2014)

  MIST American Funds         2015     16,602,026     12.26 - 13.19     209,463,986
     Balanced Allocation      2014     17,609,124     12.59 - 13.41     227,310,122
     Sub-Account              2013     18,034,572     12.10 - 12.78     222,907,253
                              2012     18,273,562     10.41 - 10.89     193,597,105
                              2011     18,410,307       9.35 - 9.69     174,547,923

  MIST American Funds Growth  2015      7,658,016     12.29 - 13.07      96,555,654
     Allocation Sub-Account   2014      7,946,552     12.63 - 13.32     102,586,064
                              2013      8,656,999     12.10 - 12.67     106,729,414
                              2012      9,043,043      9.86 - 10.24      90,592,933
                              2011      9,221,546       8.66 - 8.92      80,838,441

  MIST American Funds Growth  2015      4,464,645      1.44 - 14.48      46,911,838
     Sub-Account              2014      4,458,269      1.37 - 13.78      49,790,311
                              2013      4,659,735      1.29 - 12.90      54,735,692
                              2012      4,686,153      9.75 - 10.07      46,467,491
                              2011      4,523,749       8.47 - 8.69      38,863,691

  MIST American Funds         2015      8,864,010     12.03 - 12.94     109,590,218
     Moderate Allocation      2014      9,369,175     12.35 - 13.16     118,528,940
     Sub-Account              2013     10,005,715     11.87 - 12.53     121,231,509
                              2012     10,707,750     10.67 - 11.15     116,103,320
                              2011     10,953,176      9.81 - 10.16     108,879,963

  MIST AQR Global Risk        2015     13,270,365      9.10 - 10.38     133,212,455
     Balanced Sub-Account     2014     14,582,265     10.20 - 11.57     164,216,972
     (Commenced 5/2/2011)     2013     15,825,730     10.84 - 11.21     173,901,364
                              2012     15,510,367     11.44 - 11.69     179,053,046
                              2011      8,143,593     10.56 - 10.62      86,313,466

  MIST BlackRock Global       2015     24,563,596     11.20 - 11.88     281,948,937
     Tactical Strategies      2014     25,901,164     11.44 - 11.98     301,995,802
     Sub-Account              2013     26,722,304     11.02 - 11.40     298,572,740
     (Commenced 5/2/2011)     2012     24,246,974     10.19 - 10.41     249,277,686
                              2011     13,813,399       9.53 - 9.58     132,070,456

  MIST BlackRock High Yield   2015        772,951     22.50 - 28.38      18,646,696
     Sub-Account              2014        784,188     23.91 - 29.80      20,028,907
                              2013        804,511     23.60 - 29.06      20,176,319
                              2012        922,730     22.01 - 26.78      21,489,904
                              2011        887,783     19.26 - 23.15      18,040,916

  MIST Clarion Global Real    2015      1,380,633     17.15 - 33.00      24,715,483
     Estate Sub-Account       2014      1,509,948     17.74 - 33.88      27,853,608
                              2013      1,369,048     15.97 - 30.22      22,504,429
                              2012      1,318,859     15.73 - 29.54      21,282,014
                              2011      1,301,495     12.73 - 23.72      16,952,391



                                              FOR THE YEAR ENDED DECEMBER 31
                                    --------------------------------------------------
                                    INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                       INCOME          LOWEST TO          LOWEST TO
                                      RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                    -------------  ----------------  -----------------
  MIST Allianz Global         2015       1.44        1.15 - 2.00       (2.94) - (2.12)
     Investors Dynamic        2014       0.88        1.30 - 2.00           3.95 - 4.44
     Multi-Asset Plus
     Sub-Account
     (Commenced 4/28/2014)

  MIST American Funds         2015       1.39        1.00 - 1.95       (2.62) - (1.69)
     Balanced Allocation      2014       1.26        1.00 - 1.95           4.00 - 4.99
     Sub-Account              2013       1.35        1.00 - 1.95         16.24 - 17.35
                              2012       1.68        1.00 - 1.95         11.33 - 12.39
                              2011       1.24        1.00 - 1.95       (4.01) - (3.10)

  MIST American Funds Growth  2015       1.31        1.15 - 1.95       (2.67) - (1.89)
     Allocation Sub-Account   2014       1.04        1.15 - 1.95           4.33 - 5.17
                              2013       1.01        1.15 - 1.95         22.69 - 23.68
                              2012       1.20        1.15 - 1.95         13.90 - 14.82
                              2011       1.11        1.15 - 1.95       (6.57) - (5.82)

  MIST American Funds Growth  2015       0.87        0.95 - 2.00           4.38 - 5.48
     Sub-Account              2014       0.56        0.95 - 2.00           6.04 - 7.16
                              2013       0.45        0.95 - 2.00         11.27 - 28.11
                              2012       0.32        1.30 - 2.00         15.08 - 15.89
                              2011       0.39        1.30 - 2.00       (6.49) - (5.83)

  MIST American Funds         2015       1.48        1.00 - 1.95       (2.64) - (1.71)
     Moderate Allocation      2014       1.46        1.00 - 1.95           4.05 - 5.04
     Sub-Account              2013       1.64        1.00 - 1.95         11.33 - 12.39
                              2012       2.04        1.00 - 1.95           8.69 - 9.73
                              2011       1.53        1.00 - 1.95       (1.74) - (0.81)

  MIST AQR Global Risk        2015       5.49        0.75 - 2.00     (11.36) - (10.25)
     Balanced Sub-Account     2014         --        0.75 - 2.00           1.94 - 3.22
     (Commenced 5/2/2011)     2013       2.03        0.75 - 2.00       (5.30) - (4.11)
                              2012       0.45        0.75 - 2.00           8.36 - 9.73
                              2011       3.25        1.15 - 2.00           2.11 - 2.69

  MIST BlackRock Global       2015       1.56        0.75 - 2.00       (2.09) - (0.85)
     Tactical Strategies      2014       1.12        0.75 - 2.00           3.82 - 5.12
     Sub-Account              2013       1.33        0.75 - 2.00           8.12 - 9.48
     (Commenced 5/2/2011)     2012         --        0.75 - 2.00           3.59 - 8.32
                              2011       1.50        1.15 - 2.00       (4.70) - (4.15)

  MIST BlackRock High Yield   2015       7.82        0.75 - 1.95       (5.90) - (4.76)
     Sub-Account              2014       5.91        0.75 - 1.95           1.30 - 2.52
                              2013       6.57        0.75 - 1.95           7.22 - 8.52
                              2012       7.08        0.75 - 1.95         14.28 - 15.67
                              2011       6.18        0.75 - 1.95           0.37 - 1.58

  MIST Clarion Global Real    2015       3.83        0.75 - 1.95       (3.31) - (2.14)
     Estate Sub-Account       2014       1.34        0.75 - 1.95         11.08 - 12.42
                              2013       6.67        0.75 - 1.95           1.55 - 2.77
                              2012       2.08        0.75 - 1.95         23.54 - 25.04
                              2011       3.80        0.75 - 1.95       (7.40) - (6.29)



       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                        UNIT VALUE
                                                         LOWEST TO          NET
                                           UNITS        HIGHEST ($)     ASSETS ($)
                                       ------------  ---------------  --------------
  MIST ClearBridge Aggressive    2015     3,593,923   12.04 - 203.07      53,015,802
     Growth Sub-Account          2014     3,679,440   12.71 - 214.41      57,875,892
                                 2013     3,216,416    10.84 - 18.18      40,150,681
                                 2012     3,074,411     7.55 - 12.63      26,801,051
                                 2011     2,990,808     6.45 - 10.78      22,350,038

  MIST Goldman Sachs Mid Cap     2015     1,091,026    20.51 - 22.12      23,217,032
     Value Sub-Account           2014     1,092,733    23.01 - 24.66      25,990,516
                                 2013     1,198,143    20.72 - 22.07      25,572,775
                                 2012     1,191,626    15.93 - 16.85      19,494,584
                                 2011     1,252,452    13.75 - 14.45      17,638,946

  MIST Harris Oakmark            2015     2,327,027    21.39 - 25.80      54,326,088
     International Sub-Account   2014     2,474,794    22.79 - 27.28      61,491,744
                                 2013     2,510,341    24.58 - 29.23      67,280,768
                                 2012     2,521,486    19.15 - 21.99      52,598,714
                                 2011     2,793,398    15.08 - 17.02      45,903,086

  MIST Invesco Balanced-Risk     2015    32,854,167      1.01 - 1.06      33,941,121
     Allocation Sub-Account      2014    32,215,268      1.08 - 1.12      35,248,383
     (Commenced 4/30/2012)       2013    35,442,409      1.04 - 1.06      37,262,971
                                 2012    23,220,671      1.04 - 1.05      24,318,514

  MIST Invesco Comstock          2015     2,440,674    14.70 - 16.71      37,715,764
     Sub-Account                 2014     2,588,260    15.94 - 17.90      43,159,191
                                 2013     1,778,861    14.87 - 16.50      27,321,053
                                 2012     1,817,421    11.20 - 12.28      20,936,779
                                 2011     1,903,918     9.64 - 10.45      18,803,502

  MIST Invesco Mid Cap Value     2015       541,952    30.74 - 38.68      18,139,725
     Sub-Account                 2014       564,878    34.45 - 42.81      21,071,080
                                 2013       563,053    32.06 - 39.34      19,432,115
                                 2012       635,965    25.10 - 30.42      17,120,178
                                 2011       665,042    22.33 - 26.72      15,863,842

  MIST Invesco Small Cap Growth  2015     1,002,342    23.84 - 26.53      25,061,065
     Sub-Account                 2014     1,053,572    24.73 - 27.32      27,218,174
                                 2013     1,133,538    23.37 - 25.62      27,574,261
                                 2012     1,297,630    17.00 - 18.50      22,869,587
                                 2011     1,263,477    14.66 - 15.83      19,171,743

  MIST JPMorgan Core Bond        2015     2,699,320    10.48 - 11.06      29,105,670
     Sub-Account                 2014     2,637,082    10.64 - 11.15      28,756,406
                                 2013     2,522,189    10.33 - 10.75      26,581,602
                                 2012     2,553,609    10.87 - 11.23      28,206,400
                                 2011     2,370,898    10.57 - 10.84      25,369,859

  MIST JPMorgan Global Active    2015    47,107,126      1.18 - 1.24      56,797,375
     Allocation Sub-Account      2014    45,254,100      1.19 - 1.23      54,838,087
     (Commenced 4/30/2012)       2013    39,437,506      1.14 - 1.16      45,303,210
                                 2012    16,070,030             1.05      16,875,272



                                                 FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                          INCOME          LOWEST TO          LOWEST TO
                                         RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       -------------  ----------------  -----------------
  MIST ClearBridge Aggressive    2015       0.23        0.75 - 1.95       (5.89) - (4.75)
     Growth Sub-Account          2014       0.11        0.75 - 1.95         12.29 - 18.00
                                 2013       0.22        0.75 - 1.95         42.79 - 44.51
                                 2012       0.02        0.75 - 1.95          3.28 - 17.62
                                 2011         --        0.75 - 1.95         (9.33) - 2.12

  MIST Goldman Sachs Mid Cap     2015       0.64        1.30 - 1.95     (10.87) - (10.29)
     Value Sub-Account           2014       0.55        1.30 - 1.95         11.04 - 11.77
                                 2013       0.88        1.30 - 1.95         30.09 - 30.94
                                 2012       0.59        1.30 - 1.95         15.83 - 16.58
                                 2011       0.47        1.30 - 1.95       (8.10) - (7.50)

  MIST Harris Oakmark            2015       2.97        0.95 - 1.95       (6.37) - (5.42)
     International Sub-Account   2014       2.40        0.95 - 1.95       (7.61) - (6.68)
                                 2013       2.46        0.95 - 1.95         27.97 - 29.26
                                 2012       1.62        1.20 - 1.95         15.69 - 27.70
                                 2011         --        1.30 - 1.95     (15.91) - (15.36)

  MIST Invesco Balanced-Risk     2015       2.80        0.75 - 2.00       (6.10) - (4.92)
     Allocation Sub-Account      2014         --        0.75 - 2.00           3.49 - 4.79
     (Commenced 4/30/2012)       2013         --        0.75 - 2.00         (0.16) - 1.10
                                 2012       0.66        0.75 - 2.00           3.27 - 4.14

  MIST Invesco Comstock          2015       2.87        0.75 - 1.95       (7.79) - (6.67)
     Sub-Account                 2014       0.69        0.75 - 1.95           7.20 - 8.50
                                 2013       1.06        0.75 - 1.95         32.77 - 34.38
                                 2012       1.29        0.75 - 1.95         16.14 - 17.54
                                 2011       1.11        0.75 - 1.95       (3.38) - (2.22)

  MIST Invesco Mid Cap Value     2015       0.46        0.75 - 2.00      (10.78) - (9.66)
     Sub-Account                 2014       0.44        0.75 - 2.00           7.47 - 8.82
                                 2013       0.74        0.75 - 2.00         27.73 - 29.33
                                 2012       0.41        0.75 - 2.00         12.41 - 13.84
                                 2011       0.52        0.75 - 2.00       (5.60) - (4.41)

  MIST Invesco Small Cap Growth  2015       0.01        1.20 - 1.95       (3.61) - (2.88)
     Sub-Account                 2014         --        1.20 - 1.95           5.83 - 6.62
                                 2013       0.23        1.20 - 1.95         37.47 - 38.50
                                 2012         --        1.20 - 1.95         15.94 - 16.81
                                 2011         --        1.20 - 1.95       (2.98) - (2.25)

  MIST JPMorgan Core Bond        2015       2.25        1.30 - 2.00       (1.51) - (0.81)
     Sub-Account                 2014       1.43        1.30 - 2.00           3.01 - 3.73
                                 2013       0.28        1.30 - 2.00       (4.71) - (4.05)
                                 2012       2.47        1.30 - 2.00           2.83 - 3.55
                                 2011       2.11        1.30 - 2.00           3.70 - 4.42

  MIST JPMorgan Global Active    2015       2.69        0.75 - 2.00         (1.10) - 0.14
     Allocation Sub-Account      2014       1.12        0.75 - 2.00           4.86 - 6.18
     (Commenced 4/30/2012)       2013       0.07        0.75 - 1.95          8.84 - 10.16
                                 2012       0.74        0.75 - 1.80           3.40 - 4.13



       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                           UNITS       HIGHEST ($)      ASSETS ($)
                                       ------------  ---------------  --------------
  MIST JPMorgan Small Cap        2015       214,127    17.69 - 19.50       3,859,425
     Value Sub-Account           2014       229,294    19.43 - 21.23       4,532,724
                                 2013       243,493    18.93 - 20.49       4,678,319
                                 2012       277,290    14.48 - 15.53       4,065,614
                                 2011       286,347    12.76 - 13.57       3,694,792

  MIST Loomis Sayles Global      2015     1,142,649    16.29 - 17.44      19,177,773
     Markets Sub-Account         2014     1,220,864    16.41 - 17.44      20,560,388
                                 2013     1,138,622    16.18 - 17.07      18,835,631
                                 2012     1,499,202    14.08 - 14.71      21,503,184
                                 2011     1,418,112    12.28 - 12.74      17,703,592

  MIST Lord Abbett Bond          2015       855,938    26.19 - 32.11      23,762,605
     Debenture Sub-Account       2014       956,601    27.31 - 33.07      27,547,405
                                 2013     1,057,484    26.58 - 31.79      29,528,883
                                 2012     1,180,193    25.11 - 29.66      30,975,633
                                 2011     1,223,138    22.68 - 26.46      28,878,914

  MIST Met/Eaton Vance           2015       646,450    10.49 - 10.89       6,913,321
     Floating Rate Sub-Account   2014       665,094    10.79 - 11.12       7,288,213
                                 2013       661,350    10.92 - 11.18       7,309,174
                                 2012       354,912    10.72 - 10.91       3,843,745
                                 2011       320,769    10.19 - 10.30       3,288,088

  MIST Met/Franklin Low          2015     1,944,003     9.55 - 10.10      18,863,103
     Duration Total Return       2014     1,961,909     9.79 - 10.24      19,463,215
     Sub-Account                 2013     1,990,662     9.88 - 10.21      19,867,002
     (Commenced 5/2/2011)        2012       849,600     9.96 - 10.16       8,520,633
                                 2011       675,591      9.73 - 9.81       6,592,681

  MIST Met/Templeton             2015       239,083    12.27 - 13.25       3,012,995
     International Bond          2014       257,798    13.05 - 13.93       3,439,582
     Sub-Account                 2013       286,308    13.15 - 13.88       3,831,643
                                 2012       378,229    13.27 - 13.84       5,083,946
                                 2011       408,693    11.83 - 12.20       4,874,190

  MIST MetLife Asset             2015     6,569,734    14.93 - 17.07     101,280,110
     Allocation 100 Sub-Account  2014     6,982,685    15.53 - 17.55     111,647,826
                                 2013     7,235,066    15.07 - 16.82     111,921,362
                                 2012     7,372,092    11.87 - 13.09      89,588,164
                                 2011     7,606,508    10.37 - 11.30      80,532,622

  MIST MetLife Balanced Plus     2015    32,062,067    11.73 - 12.44     386,091,562
     Sub-Account                 2014    31,843,378    12.48 - 13.07     405,567,745
     (Commenced 5/2/2011)        2013    30,567,644    11.61 - 12.01     360,242,427
                                 2012    24,464,216    10.36 - 10.58     255,734,684
                                 2011    14,646,924      9.35 - 9.40     137,361,488

  MIST MetLife Multi-Index       2015    25,386,319     1.16 - 12.10      35,919,901
     Targeted Risk Sub-Account   2014    15,792,519     1.20 - 12.34      23,914,446
     (Commenced 11/12/2012)      2013    10,334,216     1.12 - 11.26      12,500,764
                                 2012       630,313             1.01         639,000



                                                 FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                          INCOME          LOWEST TO          LOWEST TO
                                         RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       -------------  ----------------  -----------------
  MIST JPMorgan Small Cap        2015       1.37        0.75 - 1.90       (9.00) - (8.12)
     Value Sub-Account           2014       1.09        0.75 - 1.90           2.69 - 3.59
                                 2013       0.68        0.75 - 1.90         30.74 - 31.91
                                 2012       0.82        0.75 - 1.90          2.97 - 14.49
                                 2011       1.69        0.75 - 1.90     (11.81) - (11.03)

  MIST Loomis Sayles Global      2015       1.61        1.25 - 1.95       (0.73) - (0.03)
     Markets Sub-Account         2014       2.01        1.25 - 1.95           1.47 - 2.18
                                 2013       2.56        1.25 - 1.95         14.87 - 15.67
                                 2012       2.25        1.30 - 1.95          2.75 - 15.41
                                 2011       2.34        1.30 - 1.95       (3.38) - (2.75)

  MIST Lord Abbett Bond          2015       5.53        0.75 - 2.00       (4.11) - (2.91)
     Debenture Sub-Account       2014       5.54        0.75 - 2.00           2.75 - 4.05
                                 2013       6.75        0.75 - 2.00           5.84 - 7.17
                                 2012       7.12        0.75 - 2.00         10.70 - 12.10
                                 2011       5.94        0.75 - 2.00         (0.17) - 3.68

  MIST Met/Eaton Vance           2015       3.55        1.30 - 1.95       (2.75) - (2.12)
     Floating Rate Sub-Account   2014       3.49        1.30 - 1.95       (1.21) - (0.57)
                                 2013       3.11        1.30 - 1.95           1.83 - 2.50
                                 2012       3.51        1.30 - 1.95           5.25 - 5.94
                                 2011       1.73        1.30 - 1.95           0.04 - 0.69

  MIST Met/Franklin Low          2015       3.16        0.75 - 1.95       (2.54) - (1.36)
     Duration Total Return       2014       2.24        0.75 - 1.95         (0.89) - 0.30
     Sub-Account                 2013       1.28        0.75 - 1.95         (0.79) - 0.40
     (Commenced 5/2/2011)        2012       2.11        0.75 - 1.95           2.37 - 3.61
                                 2011         --        0.75 - 1.95       (2.68) - (1.90)

  MIST Met/Templeton             2015       8.22        0.75 - 1.90       (5.96) - (4.88)
     International Bond          2014       4.60        0.75 - 1.90         (0.76) - 0.38
     Sub-Account                 2013       2.03        0.75 - 1.90         (0.86) - 0.28
                                 2012      10.66        0.75 - 1.90         12.13 - 13.43
                                 2011       7.16        0.75 - 1.90       (2.20) - (1.07)

  MIST MetLife Asset             2015       1.29        0.75 - 1.95       (3.90) - (2.74)
     Allocation 100 Sub-Account  2014       0.71        0.75 - 1.95           3.06 - 4.30
                                 2013       0.74        0.75 - 1.95         27.01 - 28.54
                                 2012       0.63        0.75 - 1.95         14.48 - 15.87
                                 2011       1.06        0.75 - 1.95       (7.59) - (6.47)

  MIST MetLife Balanced Plus     2015       2.10        0.75 - 2.00       (5.99) - (4.80)
     Sub-Account                 2014       1.75        0.75 - 2.00           7.48 - 8.83
     (Commenced 5/2/2011)        2013       1.19        0.75 - 2.00         12.10 - 13.51
                                 2012         --        0.75 - 2.00          4.99 - 12.26
                                 2011       0.29        1.15 - 2.00       (6.54) - (6.01)

  MIST MetLife Multi-Index       2015       1.26        0.75 - 2.00       (3.17) - (1.95)
     Targeted Risk Sub-Account   2014         --        0.75 - 2.00           7.10 - 8.44
     (Commenced 11/12/2012)      2013       0.45        1.30 - 2.00          4.18 - 11.49
                                 2012         --        1.30 - 1.50           2.63 - 2.65



       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                           UNITS       HIGHEST ($)      ASSETS ($)
                                       ------------  ---------------  --------------
  MIST MetLife Small Cap         2015     1,419,455    20.86 - 29.38      31,073,203
     Value Sub-Account           2014     1,597,062    22.50 - 31.43      37,535,474
                                 2013     1,707,562    22.57 - 31.26      40,127,411
                                 2012     1,683,151    17.38 - 23.87      30,403,068
                                 2011     1,787,164    15.03 - 20.47      27,812,698

  MIST MFS Emerging Markets      2015     3,357,805     8.18 - 16.30      28,620,864
     Equity Sub-Account          2014     3,225,968     9.69 - 19.15      32,387,503
                                 2013     3,387,604    10.57 - 20.71      36,989,991
                                 2012     3,394,857    11.35 - 22.06      39,610,369
                                 2011     3,451,214     9.74 - 18.78      34,418,643

  MIST MFS Research              2015     2,153,196    14.17 - 22.22      32,110,104
     International Sub-Account   2014     2,149,874    14.71 - 22.88      33,145,443
                                 2013     2,307,245    16.12 - 24.87      38,843,754
                                 2012     2,529,136    13.78 - 21.09      36,269,462
                                 2011     2,524,699    12.04 - 18.28      31,536,568

  MIST Morgan Stanley Mid Cap    2015       594,647    16.18 - 19.35      10,396,254
     Growth Sub-Account          2014       572,839    17.37 - 20.52      10,714,839
                                 2013       563,151    17.54 - 20.47      10,560,837
                                 2012       522,030    12.86 - 14.83       7,138,632
                                 2011       400,721    12.00 - 13.68       5,066,386

  MIST Oppenheimer Global        2015       164,302    23.52 - 29.49       4,287,176
     Equity Sub-Account          2014       176,001    23.08 - 28.59       4,489,241
                                 2013       196,079    23.23 - 28.20       4,958,258
                                 2012        44,590    19.38 - 22.35         935,706
                                 2011        49,295    15.90 - 18.58         861,236

  MIST PanAgora Global           2015       904,034      0.96 - 0.97         871,167
     Diversified Risk            2014       237,646      1.03 - 1.04         246,182
     Sub-Account
     (Commenced 4/28/2014)

  MIST PIMCO Inflation           2015     4,837,263    13.06 - 15.30      66,263,476
     Protected Bond Sub-Account  2014     5,278,344    13.75 - 15.91      75,779,611
                                 2013     6,008,780    13.63 - 15.58      85,165,242
                                 2012     6,599,311    15.33 - 17.30     104,695,250
                                 2011     6,796,818    14.33 - 15.97     100,442,928

  MIST PIMCO Total Return        2015     8,485,580    16.14 - 19.39     145,144,987
     Sub-Account                 2014     9,468,783    16.46 - 19.53     164,503,034
                                 2013    10,780,666    16.12 - 18.89     182,628,694
                                 2012    11,119,601    16.77 - 19.40     195,091,492
                                 2011    11,646,547    15.66 - 17.89     189,897,913

  MIST Pioneer Fund              2015       648,094     2.79 - 31.76      14,998,262
     Sub-Account                 2014       650,412     2.83 - 31.98      15,956,844
                                 2013       645,024     2.58 - 28.98      15,468,894
                                 2012       584,290    17.44 - 21.94      11,393,764
                                 2011       494,645    16.11 - 19.99       8,822,057



                                                 FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                          INCOME          LOWEST TO          LOWEST TO
                                         RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       -------------  ----------------  -----------------
  MIST MetLife Small Cap         2015       0.09        1.30 - 2.00       (7.28) - (6.52)
     Value Sub-Account           2014       0.04        1.30 - 2.00         (0.30) - 0.55
                                 2013       0.93        1.30 - 2.00         29.83 - 30.97
                                 2012         --        1.30 - 2.00         15.64 - 16.62
                                 2011       1.06        1.30 - 2.00      (10.74) - (9.96)

  MIST MFS Emerging Markets      2015       1.80        0.75 - 2.00     (15.52) - (14.46)
     Equity Sub-Account          2014       0.85        0.75 - 2.00       (8.37) - (7.22)
                                 2013       1.09        0.75 - 2.00       (6.86) - (5.69)
                                 2012       0.76        0.75 - 2.00         16.53 - 18.00
                                 2011       1.40        0.75 - 2.00     (20.32) - (19.31)

  MIST MFS Research              2015       2.70        0.75 - 1.95       (3.67) - (2.51)
     International Sub-Account   2014       2.22        0.75 - 1.95       (8.75) - (7.64)
                                 2013       2.56        0.75 - 1.95         16.95 - 18.37
                                 2012       1.89        0.75 - 1.95          6.35 - 15.83
                                 2011       1.87        0.75 - 1.95     (12.44) - (11.38)

  MIST Morgan Stanley Mid Cap    2015         --        0.75 - 1.95       (6.86) - (5.73)
     Growth Sub-Account          2014         --        0.75 - 1.95         (0.94) - 0.26
                                 2013       0.61        0.75 - 1.95         36.34 - 37.98
                                 2012         --        0.75 - 1.95         (4.93) - 8.46
                                 2011       0.56        0.75 - 1.95       (8.72) - (7.61)

  MIST Oppenheimer Global        2015       0.93        0.75 - 1.95           1.93 - 3.16
     Equity Sub-Account          2014       0.83        0.75 - 1.95           0.17 - 1.38
                                 2013       0.51        0.63 - 1.78         24.72 - 26.16
                                 2012       1.41        0.75 - 1.65         19.18 - 20.27
                                 2011       1.72        0.75 - 1.80      (10.04) - (9.09)

  MIST PanAgora Global           2015       0.50        1.15 - 2.00       (7.35) - (6.56)
     Diversified Risk            2014       0.37        1.30 - 2.00           3.16 - 3.65
     Sub-Account
     (Commenced 4/28/2014)

  MIST PIMCO Inflation           2015       4.92        0.75 - 2.00       (5.03) - (3.83)
     Protected Bond Sub-Account  2014       1.58        0.75 - 2.00           0.86 - 2.12
                                 2013       2.21        0.75 - 2.00      (11.07) - (9.95)
                                 2012       3.02        0.75 - 2.00           6.96 - 8.31
                                 2011       1.63        0.75 - 2.00          8.95 - 10.31

  MIST PIMCO Total Return        2015       5.31        0.75 - 2.00       (1.98) - (0.74)
     Sub-Account                 2014       2.32        0.75 - 2.00           2.13 - 3.41
                                 2013       4.24        0.75 - 2.00       (3.86) - (2.65)
                                 2012       3.17        0.75 - 2.00           4.34 - 8.45
                                 2011       2.65        0.75 - 2.00           1.13 - 2.40

  MIST Pioneer Fund              2015       1.22        0.75 - 1.95       (2.18) - (0.68)
     Sub-Account                 2014       1.64        0.75 - 1.95          8.79 - 10.33
                                 2013       3.12        0.75 - 1.90          9.33 - 32.08
                                 2012       1.43        0.75 - 1.90           0.85 - 9.76
                                 2011       1.12        0.75 - 1.90       (6.66) - (5.26)



       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                   AS OF DECEMBER 31
                                     ---------------------------------------------
                                                      UNIT VALUE
                                                       LOWEST TO          NET
                                         UNITS        HIGHEST ($)     ASSETS ($)
                                     ------------  ---------------  --------------
  MIST Pioneer Strategic       2015     2,807,963     2.65 - 32.91      49,891,977
     Income Sub-Account        2014     2,634,482     2.74 - 33.59      54,657,082
                               2013     2,567,810     2.66 - 32.36      57,352,552
                               2012     2,051,755    13.58 - 32.11      51,438,918
                               2011     1,593,453    12.43 - 28.98      37,575,883

  MIST Pyramis Government      2015     4,341,821    10.52 - 11.15      46,917,298
     Income Sub-Account        2014     4,533,402    10.69 - 11.19      49,486,685
     (Commenced 5/2/2011)      2013     4,946,728    10.14 - 10.48      50,900,751
                               2012     5,044,872    10.83 - 11.06      55,120,119
                               2011     2,488,756    10.71 - 10.77      26,749,627

  MIST Pyramis Managed Risk    2015     1,488,949    11.04 - 11.29      16,664,615
     Sub-Account               2014       911,084    11.40 - 11.57      10,475,781
     (Commenced 4/29/2013)     2013       360,996    10.71 - 10.76       3,880,145

  MIST Schroders Global        2015    19,308,600      1.18 - 1.23      23,223,912
     Multi-Asset Sub-Account   2014    18,028,770      1.21 - 1.25      22,196,588
     (Commenced 4/30/2012)     2013    14,679,301      1.15 - 1.17      17,016,201
                               2012     6,104,275      1.06 - 1.07       6,518,671

  MIST SSGA Growth and Income  2015     6,361,369    13.75 - 15.56      91,138,427
     ETF Sub-Account           2014     6,338,282    14.31 - 15.99      94,142,075
                               2013     6,610,098    13.79 - 15.22      94,222,649
                               2012     7,600,144    12.45 - 13.58      97,375,249
                               2011     7,252,539    11.25 - 12.13      83,645,443

  MIST SSGA Growth ETF         2015     3,576,953    13.58 - 15.36      50,796,159
     Sub-Account               2014     3,671,900    14.17 - 15.84      54,196,165
                               2013     3,652,269    13.72 - 15.14      51,894,146
                               2012     2,857,706    11.84 - 12.92      34,959,705
                               2011     2,753,892    10.50 - 11.32      29,719,236

  MIST T. Rowe Price Large     2015       822,870    41.80 - 86.93      56,478,920
     Cap Value Sub-Account     2014       872,142    44.15 - 90.84      62,822,190
                               2013       770,296    66.41 - 80.80      53,353,637
                               2012       820,735    50.62 - 60.85      43,203,787
                               2011       890,340    43.76 - 51.97      40,385,092

  MIST T. Rowe Price Mid Cap   2015     2,528,906    16.46 - 18.18      43,895,418
     Growth Sub-Account        2014     2,773,850    15.74 - 17.27      45,839,314
                               2013     3,003,820    14.24 - 15.51      44,743,388
                               2012     3,299,092    10.64 - 11.75      36,563,128
                               2011     3,143,062     9.55 - 10.46      31,209,616

  MIST WMC Large Cap Research  2015       105,203    14.91 - 17.73       1,619,820
     Sub-Account               2014       112,370    14.55 - 17.11       1,689,615
                               2013       139,585    13.05 - 15.20       1,874,253
                               2012       141,724     9.91 - 11.41       1,449,087
                               2011       145,676     8.90 - 10.15       1,336,178



                                               FOR THE YEAR ENDED DECEMBER 31
                                     -------------------------------------------------
                                     INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                        INCOME          LOWEST TO         LOWEST TO
                                       RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                     -------------  ----------------  ----------------
  MIST Pioneer Strategic       2015       5.15        0.75 - 1.95      (3.36) - (2.03)
     Income Sub-Account        2014       4.99        0.75 - 1.95          2.43 - 3.80
                               2013       4.83        0.75 - 1.95        (0.55) - 1.21
                               2012       4.76        0.75 - 1.95         9.29 - 10.79
                               2011       4.60        0.75 - 1.95          1.46 - 2.86

  MIST Pyramis Government      2015       2.35        0.75 - 2.00      (1.56) - (0.32)
     Income Sub-Account        2014       2.60        0.75 - 2.00          5.43 - 6.75
     (Commenced 5/2/2011)      2013       1.51        0.75 - 2.00      (6.41) - (5.23)
                               2012       0.02        0.75 - 2.00          1.10 - 2.37
                               2011       0.90        1.15 - 2.00          7.12 - 7.74

  MIST Pyramis Managed Risk    2015       0.72        1.15 - 2.00      (3.21) - (2.38)
     Sub-Account               2014         --        1.15 - 2.00          6.49 - 7.40
     (Commenced 4/29/2013)     2013       1.43        1.30 - 1.95          4.87 - 5.33

  MIST Schroders Global        2015       1.01        0.75 - 2.00      (2.84) - (1.62)
     Multi-Asset Sub-Account   2014       1.26        0.75 - 2.00          5.61 - 6.93
     (Commenced 4/30/2012)     2013       0.01        0.75 - 2.00          7.93 - 9.29
                               2012       1.65        0.75 - 2.00          5.25 - 6.14

  MIST SSGA Growth and Income  2015       2.30        0.75 - 1.95      (3.86) - (2.70)
     ETF Sub-Account           2014       2.23        0.75 - 1.95          3.77 - 5.02
                               2013       2.52        0.75 - 1.95        10.75 - 12.09
                               2012       2.33        0.75 - 1.95        10.66 - 12.00
                               2011       1.73        0.75 - 1.95        (0.89) - 0.31

  MIST SSGA Growth ETF         2015       2.00        0.75 - 1.95      (4.20) - (3.04)
     Sub-Account               2014       1.90        0.75 - 1.95          3.34 - 4.59
                               2013       1.98        0.75 - 1.95        15.79 - 17.19
                               2012       1.86        0.75 - 1.95        12.80 - 14.17
                               2011       1.48        0.75 - 1.95      (4.01) - (2.86)

  MIST T. Rowe Price Large     2015       1.52        0.75 - 1.95      (5.45) - (4.31)
     Cap Value Sub-Account     2014       1.20        0.75 - 1.95         8.87 - 12.43
                               2013       1.51        0.75 - 1.95        31.19 - 32.78
                               2012       1.43        0.75 - 1.95        15.69 - 17.09
                               2011       0.63        0.75 - 1.95      (5.86) - (4.72)

  MIST T. Rowe Price Mid Cap   2015         --        1.30 - 2.00          4.56 - 5.30
     Growth Sub-Account        2014         --        1.30 - 2.00        10.54 - 11.32
                               2013       0.21        1.30 - 2.00        33.88 - 34.82
                               2012         --        1.30 - 2.00        11.42 - 12.34
                               2011         --        1.30 - 2.00      (8.07) - (2.76)

  MIST WMC Large Cap Research  2015       0.78        0.75 - 1.90          2.49 - 3.63
     Sub-Account               2014       0.82        0.75 - 1.90        11.49 - 12.57
                               2013       1.27        0.75 - 1.90        31.65 - 33.17
                               2012       1.01        0.75 - 1.90        11.36 - 12.47
                               2011       0.93        0.75 - 1.90      (1.68) - (0.58)



       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31
                                     ---------------------------------------------
                                                      UNIT VALUE
                                                       LOWEST TO           NET
                                         UNITS        HIGHEST ($)      ASSETS ($)
                                     ------------  ----------------  -------------
  MSF Baillie Gifford          2015     1,261,509      8.82 - 14.27     14,635,763
     International Stock       2014     1,397,967      9.20 - 14.80     16,634,652
     Sub-Account               2013     1,553,574      9.71 - 15.52     19,193,104
                               2012        22,889     12.30 - 13.67        298,591
                               2011        23,770     10.46 - 11.62        263,125

  MSF Barclays Aggregate Bond  2015       897,469      1.77 - 18.47     13,232,780
     Index Sub-Account         2014       883,622      1.79 - 18.62     12,777,932
                               2013       786,278      1.71 - 16.37     10,676,502
                               2012       797,523      1.78 - 17.02     11,634,820
                               2011       576,848     15.28 - 16.65      9,177,104

  MSF BlackRock Bond Income    2015       143,286     52.37 - 73.61      8,361,283
     Sub-Account               2014       159,423     53.14 - 73.91      9,357,916
                               2013       166,004     50.65 - 69.72      9,223,339
                               2012       163,404     52.10 - 70.96      9,227,835
                               2011       163,488     49.45 - 66.65      8,702,101

  MSF BlackRock Capital        2015        87,289      2.02 - 56.92      1,326,058
     Appreciation Sub-Account  2014       102,922      1.93 - 51.83      1,260,005
                               2013       112,171      1.80 - 49.93      1,397,029
                               2012       118,706      1.36 - 37.48      1,216,075
                               2011       101,568      1.20 - 33.02        937,942

  MSF BlackRock Money Market   2015     5,175,195      9.10 - 23.53     51,448,096
     Sub-Account               2014     5,393,034      9.28 - 23.80     54,972,044
                               2013     6,832,194      9.46 - 24.07     71,286,205
                               2012     7,755,108      9.65 - 24.35     84,112,066
                               2011     8,260,359      9.84 - 24.63     89,338,743

  MSF Frontier Mid Cap Growth  2015       451,369     18.58 - 20.04      8,688,181
     Sub-Account               2014       529,849     18.46 - 19.79     10,097,109
     (Commenced 4/29/2013)     2013       563,778     16.98 - 18.08      9,857,926

  MSF Jennison Growth          2015     2,402,666      9.18 - 25.96     49,735,341
     Sub-Account               2014     2,800,886      8.41 - 23.74     53,285,396
                               2013     3,283,264      7.84 - 22.08     58,422,313
                               2012     3,445,041      5.81 - 16.32     45,506,591
                               2011     2,364,504     11.54 - 12.28     28,152,357

  MSF Loomis Sayles Small Cap  2015        14,846     49.04 - 51.22        745,135
     Core Sub-Account          2014        17,201     50.87 - 53.02        896,246
                               2013        19,503     50.09 - 52.10        999,555
                               2012        22,943     36.29 - 37.67        848,600
                               2011        19,871     32.37 - 33.53        655,333

  MSF Loomis Sayles Small Cap  2015        28,005     17.03 - 19.02        499,150
     Growth Sub-Account        2014        31,874     17.05 - 18.89        565,084
                               2013        31,132     17.15 - 18.86        551,889
                               2012        35,478     11.73 - 12.80        429,186
                               2011        37,629     10.74 - 11.63        416,380



                                                FOR THE YEAR ENDED DECEMBER 31
                                     --------------------------------------------------
                                     INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                        INCOME          LOWEST TO          LOWEST TO
                                       RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                     -------------  ----------------  -----------------
  MSF Baillie Gifford          2015       1.41        1.30 - 2.00       (4.11) - (3.43)
     International Stock       2014       1.26        1.30 - 2.00       (5.26) - (4.59)
     Sub-Account               2013       0.03        1.30 - 2.00          9.87 - 13.65
                               2012       1.05        1.40 - 1.65         17.40 - 17.70
                               2011       1.58        1.40 - 1.65     (21.44) - (21.24)

  MSF Barclays Aggregate Bond  2015       2.72        0.75 - 2.00       (2.04) - (0.80)
     Index Sub-Account         2014       2.63        0.75 - 2.00           3.37 - 4.67
                               2013       3.18        1.00 - 1.95       (4.45) - (3.54)
                               2012       2.96        1.00 - 1.95           1.57 - 2.55
                               2011       2.83        1.30 - 1.95           5.09 - 5.77

  MSF BlackRock Bond Income    2015       3.68        0.75 - 1.90       (1.45) - (0.41)
     Sub-Account               2014       3.27        0.75 - 1.90           4.91 - 6.01
                               2013       3.81        0.75 - 1.90       (2.78) - (1.75)
                               2012       2.58        0.75 - 1.90           4.02 - 6.48
                               2011       3.84        0.75 - 1.90           4.41 - 5.51

  MSF BlackRock Capital        2015         --        0.75 - 1.90           4.21 - 5.48
     Appreciation Sub-Account  2014       0.07        0.95 - 1.90           6.80 - 7.87
                               2013       0.77        0.75 - 1.90         31.65 - 33.22
                               2012       0.30        0.75 - 1.90         12.13 - 13.51
                               2011       0.19        0.75 - 1.90      (10.68) - (9.63)

  MSF BlackRock Money Market   2015         --        0.75 - 2.90       (2.86) - (0.75)
     Sub-Account               2014         --        0.75 - 1.95       (1.93) - (0.75)
                               2013         --        0.75 - 1.95       (1.93) - (0.75)
                               2012         --        0.75 - 1.95       (1.94) - (0.75)
                               2011         --        0.75 - 1.95       (1.93) - (0.74)

  MSF Frontier Mid Cap Growth  2015         --        1.30 - 1.95           0.62 - 1.28
     Sub-Account               2014         --        1.30 - 1.95           8.73 - 9.44
     (Commenced 4/29/2013)     2013         --        1.30 - 1.95         19.54 - 20.07

  MSF Jennison Growth          2015       0.01        0.75 - 1.95           8.40 - 9.71
     Sub-Account               2014       0.03        0.75 - 1.95           6.64 - 7.93
                               2013       0.21        0.75 - 1.95         34.09 - 35.71
                               2012       0.01        0.75 - 1.95        (4.05) - 14.06
                               2011       0.06        1.30 - 1.95       (1.71) - (1.07)

  MSF Loomis Sayles Small Cap  2015         --        1.70 - 1.90       (3.59) - (3.40)
     Core Sub-Account          2014         --        1.70 - 1.90           1.55 - 1.76
                               2013       0.23        1.70 - 1.90         38.04 - 38.31
                               2012         --        1.70 - 1.90         12.11 - 12.33
                               2011         --        1.70 - 1.90       (1.55) - (1.35)

  MSF Loomis Sayles Small Cap  2015         --        0.75 - 1.50         (0.08) - 0.67
     Growth Sub-Account        2014         --        0.75 - 1.50         (0.57) - 0.18
                               2013         --        0.75 - 1.50         46.17 - 47.27
                               2012         --        0.75 - 1.50          9.23 - 10.06
                               2011         --        0.75 - 1.50           1.23 - 1.98



       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                      AS OF DECEMBER 31
                                        ---------------------------------------------
                                                        UNIT VALUE
                                                         LOWEST TO           NET
                                            UNITS       HIGHEST ($)      ASSETS ($)
                                        ------------  ---------------  --------------
  MSF Met/Artisan Mid Cap         2015       727,452    17.77 - 19.51      13,531,871
     Value Sub-Account            2014       802,108    20.06 - 21.88      16,796,908
                                  2013       914,482    20.12 - 21.81      19,152,895
                                  2012       947,528    15.03 - 16.18      14,779,234
                                  2011       996,981    13.74 - 14.69      14,168,378

  MSF Met/Dimensional             2015       260,140    19.22 - 20.94       5,136,332
     International Small Company  2014       235,511    18.53 - 19.95       4,465,940
     Sub-Account                  2013       209,072    20.25 - 21.32       4,313,192
                                  2012       188,988    16.18 - 16.87       3,104,471
                                  2011       207,878    13.99 - 14.54       2,942,339

  MSF MetLife Asset               2015       528,487    13.29 - 15.02       7,224,333
     Allocation 20 Sub-Account    2014       766,064    13.55 - 15.22      10,621,616
                                  2013       173,879    13.28 - 13.63       2,351,233
                                  2012       177,334    12.97 - 13.27       2,337,842
                                  2011       187,588    12.10 - 12.35       2,300,841

  MSF MetLife Asset               2015    27,623,837    13.42 - 15.51     393,113,254
     Allocation 40 Sub-Account    2014    30,939,347    13.84 - 15.80     452,115,897
                                  2013       153,033    13.90 - 14.15       2,145,543
                                  2012       147,886    12.77 - 12.97       1,901,558
                                  2011       147,155    11.67 - 11.83       1,727,986

  MSF MetLife Asset               2015    35,981,037    14.15 - 16.61     538,458,969
     Allocation 60 Sub-Account    2014    39,329,326    14.62 - 16.95     605,007,248
                                  2013     1,328,482    14.39 - 14.77      19,280,778
                                  2012     1,501,112    12.42 - 12.71      18,786,980
                                  2011     1,538,379    11.18 - 11.40      17,304,889

  MSF MetLife Asset               2015    28,152,718    14.15 - 17.15     418,126,664
     Allocation 80 Sub-Account    2014    30,026,547    14.68 - 17.57     461,170,655
                                  2013       430,018    14.42 - 14.80       6,266,657
                                  2012       587,000    11.82 - 12.09       7,001,495
                                  2011       632,509    10.43 - 10.65       6,650,006

  MSF MetLife Mid Cap Stock       2015       259,569    23.75 - 27.52       6,518,909
     Index Sub-Account            2014       253,767    24.89 - 28.56       6,658,662
                                  2013       268,479    23.24 - 26.41       6,560,440
                                  2012       256,215    17.85 - 20.10       4,787,532
                                  2011       252,800    15.52 - 16.72       4,091,598

  MSF MetLife Stock Index         2015     2,448,388     7.03 - 37.53      48,000,755
     Sub-Account                  2014     2,646,054     7.03 - 38.23      52,404,251
                                  2013     2,722,446     6.28 - 34.74      48,655,756
                                  2012     2,742,510     4.82 - 27.11      37,970,601
                                  2011     2,700,737    11.30 - 24.14      33,222,956

  MSF MFS Total Return            2015       140,275    17.35 - 72.73       7,861,563
     Sub-Account                  2014       156,861    17.67 - 73.57       8,996,458
                                  2013       178,447    16.53 - 68.40       9,714,123
                                  2012       197,543    14.13 - 58.06       9,426,446
                                  2011       203,240    12.38 - 52.56       8,990,922



                                                  FOR THE YEAR ENDED DECEMBER 31
                                        --------------------------------------------------
                                        INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                           INCOME          LOWEST TO          LOWEST TO
                                          RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                        -------------  ----------------  -----------------
  MSF Met/Artisan Mid Cap         2015       0.92        1.30 - 1.95     (11.41) - (10.83)
     Value Sub-Account            2014       0.53        1.30 - 1.95         (0.29) - 0.36
                                  2013       0.76        1.30 - 1.95         33.87 - 34.75
                                  2012       0.78        1.30 - 1.95          9.42 - 10.13
                                  2011       0.77        1.30 - 1.95           4.44 - 5.11

  MSF Met/Dimensional             2015       1.70        0.75 - 1.95           3.71 - 4.96
     International Small Company  2014       1.96        0.75 - 1.95       (8.50) - (7.39)
     Sub-Account                  2013       1.78        0.95 - 1.95         25.14 - 26.40
                                  2012       2.26        0.95 - 1.95         15.62 - 16.78
                                  2011       1.85        0.75 - 1.95     (17.86) - (16.88)

  MSF MetLife Asset               2015       2.19        0.75 - 1.85       (2.41) - (1.33)
     Allocation 20 Sub-Account    2014       2.29        0.75 - 1.95           1.60 - 2.87
                                  2013       2.82        1.55 - 1.85           2.37 - 2.68
                                  2012       3.26        1.55 - 1.85           7.17 - 7.49
                                  2011       2.37        1.55 - 1.85           1.36 - 1.66

  MSF MetLife Asset               2015       0.28        0.75 - 2.05       (3.08) - (1.81)
     Allocation 40 Sub-Account    2014       0.02        0.75 - 2.05           2.35 - 3.47
                                  2013       2.53        1.65 - 1.85           8.89 - 9.11
                                  2012       3.04        1.65 - 1.85           9.41 - 9.63
                                  2011       2.16        1.65 - 1.85       (0.80) - (0.61)

  MSF MetLife Asset               2015       0.53        0.75 - 2.00       (3.22) - (2.01)
     Allocation 60 Sub-Account    2014       0.09        0.75 - 2.00           2.97 - 4.03
                                  2013       1.95        1.55 - 1.85         15.82 - 16.17
                                  2012       2.31        1.55 - 1.85         11.16 - 11.49
                                  2011       1.45        1.55 - 1.85       (3.18) - (2.89)

  MSF MetLife Asset               2015       0.33        0.75 - 2.00       (3.64) - (2.43)
     Allocation 80 Sub-Account    2014       0.03        0.75 - 2.00           3.14 - 4.63
                                  2013       1.52        1.55 - 1.85         22.03 - 22.40
                                  2012       1.99        1.55 - 1.85         13.26 - 13.60
                                  2011       1.50        1.55 - 1.85       (5.53) - (5.25)

  MSF MetLife Mid Cap Stock       2015       0.87        1.00 - 1.95       (4.56) - (3.65)
     Index Sub-Account            2014       0.78        1.00 - 1.95           7.10 - 8.13
                                  2013       0.91        1.00 - 1.95         30.19 - 31.43
                                  2012       0.71        1.00 - 1.95         14.99 - 16.09
                                  2011       0.61        1.30 - 1.95       (4.13) - (3.50)

  MSF MetLife Stock Index         2015       1.56        1.00 - 2.90       (1.82) - (0.09)
     Sub-Account                  2014       1.48        1.00 - 2.90         10.03 - 11.97
                                  2013       1.63        1.00 - 2.90         28.14 - 30.39
                                  2012       1.62        1.00 - 2.90         12.30 - 14.27
                                  2011       1.47        1.30 - 2.90         (1.15) - 0.32

  MSF MFS Total Return            2015       2.42        0.75 - 1.90       (2.23) - (1.14)
     Sub-Account                  2014       2.24        0.75 - 1.90           6.38 - 7.55
                                  2013       2.46        0.75 - 1.90         16.52 - 17.81
                                  2012       2.65        0.75 - 1.90          2.85 - 10.47
                                  2011       2.57        0.75 - 1.90           0.29 - 1.40



       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                           UNITS       HIGHEST ($)      ASSETS ($)
                                       ------------  ---------------  --------------
  MSF MFS Value Sub-Account      2015       954,325    21.30 - 26.49      22,384,588
                                 2014     1,009,780    21.81 - 26.79      24,125,307
                                 2013     1,137,167    20.12 - 24.41      25,019,792
                                 2012       284,489    15.27 - 18.17       4,764,887
                                 2011       308,939    13.39 - 15.74       4,498,517

  MSF MSCI EAFE Index            2015       491,903     1.46 - 13.86       6,209,128
     Sub-Account                 2014       428,858     1.49 - 14.23       5,332,210
                                 2013       397,125     1.61 - 15.39       5,318,352
                                 2012       391,098     1.34 - 12.84       4,381,009
                                 2011       348,616    10.13 - 11.03       3,709,040

  MSF Neuberger Berman           2015       518,912    18.81 - 26.98      11,881,985
     Genesis Sub-Account         2014       590,926    19.09 - 27.08      13,660,308
                                 2013       650,463    19.51 - 27.36      15,339,173
                                 2012         6,797    17.28 - 18.63         119,195
                                 2011         1,729    16.05 - 17.19          28,628

  MSF Russell 2000 Index         2015       392,896     2.69 - 25.53       9,450,123
     Sub-Account                 2014       374,932     2.84 - 27.09       9,534,812
                                 2013       407,803     2.74 - 26.21      10,077,048
                                 2012       301,820     2.01 - 19.22       5,428,869
                                 2011       315,875    15.42 - 16.80       5,110,032

  MSF T. Rowe Price Large Cap    2015     1,214,561     9.73 - 26.78      22,843,144
     Growth Sub-Account          2014     1,116,757     8.98 - 24.51      19,378,100
                                 2013     1,115,203     8.41 - 22.79      17,222,447
                                 2012        53,733    15.52 - 16.61         859,547
                                 2011        58,056    13.30 - 14.16         794,008

  MSF T. Rowe Price Small Cap    2015        16,556    28.50 - 31.32         487,781
     Growth Sub-Account          2014        17,948    28.35 - 31.00         525,415
                                 2013        19,290    27.09 - 29.47         539,815
                                 2012        25,300    19.15 - 20.73         498,088
                                 2011        30,187    16.84 - 18.14         521,744

  MSF Van Eck Global Natural     2015       482,930      8.68 - 9.50       4,311,458
     Resources Sub-Account       2014       407,380    13.17 - 14.23       5,499,684
                                 2013       372,229    16.56 - 17.66       6,297,415
                                 2012       463,176    15.25 - 16.07       7,185,431
                                 2011       429,221    15.17 - 15.78       6,596,845

  MSF Western Asset              2015           700    28.52 - 29.13          20,143
     Management Strategic Bond   2014           710    29.54 - 30.14          21,170
     Opportunities Sub-Account   2013         1,280    28.48 - 29.03          36,940
                                 2012         1,197    28.67 - 29.20          34,736
                                 2011         1,172    26.15 - 26.61          31,010

  MSF Western Asset              2015     1,586,953    15.94 - 19.71      27,884,257
     Management U.S. Government  2014     1,736,974    16.21 - 19.83      30,830,735
     Sub-Account                 2013     1,762,260    16.12 - 19.52      31,018,667
                                 2012     1,806,157    16.58 - 19.89      32,438,079
                                 2011     1,651,952    16.41 - 19.49      29,083,283



                                                 FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                          INCOME          LOWEST TO          LOWEST TO
                                         RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       -------------  ----------------  -----------------
  MSF MFS Value Sub-Account      2015       2.51        0.75 - 2.00       (2.34) - (1.11)
                                 2014       1.58        0.75 - 2.00           8.37 - 9.74
                                 2013       0.52        0.75 - 2.00         32.71 - 34.37
                                 2012       1.85        0.75 - 1.95          3.24 - 15.45
                                 2011       1.51        0.75 - 1.95       (1.30) - (0.11)

  MSF MSCI EAFE Index            2015       3.12        1.00 - 1.95       (3.22) - (2.29)
     Sub-Account                 2014       2.33        1.00 - 1.95       (8.14) - (7.26)
                                 2013       2.87        1.00 - 1.95         19.09 - 20.23
                                 2012       2.78        1.00 - 1.95         15.65 - 16.76
                                 2011       2.07        1.30 - 1.95     (14.34) - (13.78)

  MSF Neuberger Berman           2015       0.16        0.75 - 1.95       (1.56) - (0.37)
     Genesis Sub-Account         2014       0.20        0.75 - 1.95       (2.23) - (1.05)
                                 2013       0.01        0.75 - 1.95         25.05 - 37.16
                                 2012       0.15        1.30 - 1.90           7.68 - 8.33
                                 2011       0.32        1.30 - 1.90         (7.35) - 4.15

  MSF Russell 2000 Index         2015       0.90        1.00 - 1.95       (6.38) - (5.49)
     Sub-Account                 2014       0.94        1.00 - 1.95           2.71 - 3.69
                                 2013       1.27        1.00 - 1.95         35.46 - 36.75
                                 2012       0.88        1.00 - 1.95         13.70 - 14.79
                                 2011       0.74        1.30 - 1.95       (6.17) - (5.56)

  MSF T. Rowe Price Large Cap    2015         --        1.30 - 1.95           8.38 - 9.24
     Growth Sub-Account          2014         --        1.30 - 1.95           6.72 - 7.57
                                 2013       0.01        1.30 - 1.95         26.44 - 37.23
                                 2012       0.01        1.30 - 1.65         16.72 - 17.31
                                 2011         --        1.30 - 1.65       (2.95) - (2.49)

  MSF T. Rowe Price Small Cap    2015         --        1.40 - 1.90           0.54 - 1.04
     Growth Sub-Account          2014         --        1.40 - 1.90           4.64 - 5.16
                                 2013       0.14        1.40 - 1.90         41.46 - 42.17
                                 2012         --        1.40 - 1.90         13.72 - 14.29
                                 2011         --        1.40 - 1.90         (0.46) - 0.04

  MSF Van Eck Global Natural     2015       0.21        0.75 - 2.00     (34.09) - (33.26)
     Resources Sub-Account       2014       0.26        0.75 - 2.00     (20.43) - (19.43)
                                 2013       0.69        0.75 - 2.00           8.56 - 9.93
                                 2012         --        0.75 - 2.00           0.54 - 1.81
                                 2011       1.37        0.75 - 2.00     (18.32) - (17.29)

  MSF Western Asset              2015       4.86        1.40 - 1.50       (3.46) - (3.36)
     Management Strategic Bond   2014       6.53        1.40 - 1.50           3.72 - 3.83
     Opportunities Sub-Account   2013       4.64        1.40 - 1.50       (0.67) - (0.57)
                                 2012       3.31        1.40 - 1.50           9.63 - 9.74
                                 2011       4.77        1.40 - 1.50           4.27 - 4.37

  MSF Western Asset              2015       2.07        0.95 - 1.95       (1.63) - (0.64)
     Management U.S. Government  2014       1.67        0.95 - 1.95           0.57 - 1.58
     Sub-Account                 2013       1.95        0.95 - 1.80       (2.82) - (1.84)
                                 2012       1.82        0.95 - 1.95           1.05 - 2.07
                                 2011       1.27        0.95 - 1.95           3.24 - 4.28



       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31
                                      ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO          NET
                                          UNITS        HIGHEST ($)     ASSETS ($)
                                      ------------  ---------------  --------------
  MSF WMC Core Equity           2015     3,429,684    17.91 - 58.38      67,211,320
     Opportunities Sub-Account  2014     3,710,716    17.87 - 57.51      72,198,073
                                2013     4,222,434    16.51 - 52.46      75,524,957
                                2012     4,690,263    12.61 - 39.59      63,858,233
                                2011     5,061,770    11.42 - 35.39      61,988,552

  Oppenheimer VA Main Street    2015       154,239    26.43 - 28.62       4,179,638
     Small Cap Sub-Account      2014       170,276    28.57 - 30.77       4,979,605
                                2013       183,673    25.97 - 27.82       4,873,865
                                2012       201,443    18.75 - 19.97       3,851,471
                                2011       196,463    16.18 - 17.13       3,235,513

  PIMCO VIT High Yield          2015         6,064    19.86 - 20.57         121,278
     Sub-Account                2014         8,179    20.49 - 21.19         168,442
                                2013         8,155    20.13 - 20.77         164,889
                                2012         7,968    19.33 - 19.90         154,636
                                2011         8,741    17.17 - 17.64         150,577

  PIMCO VIT Low Duration        2015         4,350    14.86 - 15.08          65,235
     Sub-Account                2014         4,667    15.04 - 15.24          70,817
                                2013         7,603    15.14 - 15.33         116,235
                                2012        13,193    15.39 - 15.57         205,018
                                2011        12,537    14.76 - 14.91         186,665

  Pioneer VCT Mid Cap Value     2015        47,288    41.43 - 47.94       2,051,323
     Sub-Account                2014        50,993    44.97 - 51.68       2,392,128
                                2013        53,861    39.83 - 45.45       2,228,875
                                2012        55,049    30.50 - 34.56       1,739,642
                                2011        52,079    27.98 - 31.48       1,505,702

  Pioneer VCT Real Estate       2015           397            29.15          11,585
     Shares Sub-Account         2014           399            28.35          11,317
                                2013           401            22.08           8,850
                                2012           403            22.10           8,902
                                2011           404            19.36           7,821

  Putnam VT Equity Income       2015         1,969    25.59 - 27.75          51,000
     Sub-Account                2014         1,982    26.76 - 28.84          53,627
                                2013         2,885    24.09 - 25.79          70,888
                                2012         3,141    18.45 - 19.63          58,909
                                2011         1,060    16.29 - 16.57          17,348

  Putnam VT Multi-Cap Growth    2015        20,399            10.64         217,119
     Sub-Account                2014        28,619            10.80         309,120
                                2013        27,777             9.62         267,354
                                2012        26,156             7.14         186,699
                                2011        24,593             6.18         152,050

  Russell Aggressive Equity     2015           206            17.63           3,638
     Sub-Account                2014           206            19.26           3,975
                                2013           206            19.24           3,969
                                2012           206            13.93           2,875
                                2011           285            12.20           3,478



                                                FOR THE YEAR ENDED DECEMBER 31
                                      -------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                         INCOME          LOWEST TO         LOWEST TO
                                        RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                      -------------  ----------------  ----------------
  MSF WMC Core Equity           2015       1.64        0.75 - 2.00          0.24 - 1.50
     Opportunities Sub-Account  2014       0.58        0.75 - 2.00          8.26 - 9.62
                                2013       1.27        0.75 - 2.00        30.89 - 32.53
                                2012       0.70        0.75 - 2.00        10.46 - 11.86
                                2011       1.00        0.75 - 2.00     (11.71) - (4.89)

  Oppenheimer VA Main Street    2015       0.64        0.95 - 1.50      (7.49) - (6.98)
     Small Cap Sub-Account      2014       0.63        0.95 - 1.50         9.99 - 10.60
                                2013       0.70        0.95 - 1.50        38.53 - 39.29
                                2012       0.33        0.95 - 1.50        15.91 - 16.55
                                2011       0.37        0.95 - 1.50      (3.83) - (3.30)

  PIMCO VIT High Yield          2015       5.25        1.30 - 1.50      (3.11) - (2.91)
     Sub-Account                2014       5.29        1.30 - 1.50          1.80 - 2.01
                                2013       5.44        1.30 - 1.50          4.16 - 4.37
                                2012       5.78        1.30 - 1.50        12.59 - 12.81
                                2011       6.99        1.30 - 1.50          1.80 - 2.01

  PIMCO VIT Low Duration        2015       3.41        1.40 - 1.50      (1.18) - (1.08)
     Sub-Account                2014       1.10        1.40 - 1.50      (0.65) - (0.55)
                                2013       1.48        1.40 - 1.50      (1.62) - (1.52)
                                2012       1.91        1.40 - 1.50          4.27 - 4.37
                                2011       1.68        1.40 - 1.50      (0.39) - (0.29)

  Pioneer VCT Mid Cap Value     2015       0.55        0.95 - 1.65      (7.89) - (7.24)
     Sub-Account                2014       0.65        0.95 - 1.65        12.92 - 13.71
                                2013       0.75        0.95 - 1.65        30.58 - 31.50
                                2012       0.88        0.95 - 1.65          9.00 - 9.77
                                2011       0.65        0.95 - 1.65      (7.38) - (6.73)

  Pioneer VCT Real Estate       2015       2.07               1.65                 2.81
     Shares Sub-Account         2014       2.34               1.65                28.42
                                2013       2.14               1.65               (0.12)
                                2012       2.16               1.65                14.18
                                2011       2.25               1.65                 7.96

  Putnam VT Equity Income       2015       1.61        0.75 - 1.40      (4.39) - (3.77)
     Sub-Account                2014       2.11        0.75 - 1.40        11.09 - 11.82
                                2013       1.95        0.75 - 1.40        30.58 - 31.43
                                2012       2.00        0.75 - 1.40        17.64 - 18.41
                                2011       1.77        0.75 - 0.95          0.96 - 1.16

  Putnam VT Multi-Cap Growth    2015       0.72               1.40               (1.46)
     Sub-Account                2014       0.52               1.40                12.22
                                2013       0.73               1.40                34.85
                                2012       0.50               1.40                15.45
                                2011       0.39               1.40               (6.19)

  Russell Aggressive Equity     2015       0.66               1.40               (8.48)
     Sub-Account                2014       0.25               1.40                 0.15
                                2013       0.44               1.40                38.06
                                2012       0.97               1.40                14.22
                                2011       0.49               1.40               (5.53)



       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)



8.  FINANCIAL HIGHLIGHTS -- (CONCLUDED)


                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                        UNIT VALUE
                                                         LOWEST TO          NET
                                           UNITS        HIGHEST ($)     ASSETS ($)
                                       ------------  ---------------  --------------
  Russell Core Bond Sub-Account  2015         1,250            18.65          23,307
                                 2014         1,250            18.94          23,669
                                 2013         1,250            18.21          22,762
                                 2012         1,250            18.74          23,423
                                 2011         1,788            17.53          31,352

  Russell Global Real Estate     2015           215            35.88           7,718
     Securities Sub-Account      2014           215            36.30           7,807
                                 2013           215            32.08           6,900
                                 2012           215            31.38           6,751
                                 2011           258            24.95           6,427

  Russell Multi-Style Equity     2015         2,931            14.13          41,406
     Sub-Account                 2014         2,931            14.17          41,531
                                 2013         2,931            12.86          37,705
                                 2012         2,931             9.81          28,767
                                 2011         3,876             8.60          33,347

  Russell Non-U.S. Sub-Account   2015           959            11.94          11,445
                                 2014           959            12.26          11,761
                                 2013           959            13.02          12,482
                                 2012           959            10.83          10,383
                                 2011         1,335             9.17          12,236

  TAP 1919 Variable Socially     2015           437    37.87 - 39.24          16,859
     Responsive Balanced         2014           342    39.18 - 40.53          13,703
     Sub-Account                 2013           770    36.44 - 37.64          28,829
                                 2012           344    31.21 - 32.19          10,959
                                 2011           345    28.66 - 29.51          10,091

                                                 FOR THE YEAR ENDED DECEMBER 31
                                       -------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                          INCOME          LOWEST TO         LOWEST TO
                                         RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                       -------------  ----------------  ----------------
  Russell Core Bond Sub-Account  2015       2.39               1.40               (1.53)
                                 2014       1.55               1.40                 3.99
                                 2013       1.43               1.40               (2.82)
                                 2012       2.07               1.40                 6.86
                                 2011       2.97               1.40                 3.23

  Russell Global Real Estate     2015       1.63               1.40               (1.15)
     Securities Sub-Account      2014       3.29               1.40                13.15
                                 2013       3.99               1.40                 2.21
                                 2012       4.83               1.40                25.77
                                 2011       2.29               1.40               (8.34)

  Russell Multi-Style Equity     2015       0.81               1.40               (0.30)
     Sub-Account                 2014       1.16               1.40                10.15
                                 2013       1.21               1.40                31.07
                                 2012       1.08               1.40                14.07
                                 2011       0.99               1.40               (2.91)

  Russell Non-U.S. Sub-Account   2015       1.14               1.40               (2.69)
                                 2014       1.95               1.40               (5.78)
                                 2013       2.00               1.40                20.22
                                 2012       1.90               1.40                18.14
                                 2011       1.55               1.40              (14.09)

  TAP 1919 Variable Socially     2015       1.42        1.50 - 1.65      (3.32) - (3.18)
     Responsive Balanced         2014       0.66        1.50 - 1.65          7.52 - 7.68
     Sub-Account                 2013       1.79        1.50 - 1.65        16.76 - 16.94
                                 2012       1.50        1.50 - 1.65          8.89 - 9.06
                                 2011       1.14        1.50 - 1.65      (1.65) - (1.51)

1 These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying fund, portfolio or series net of management fees assessed by the fund manager, divided by the average net assets, regardless of share class, if any. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying fund, portfolio or series in which the Sub-Account invests. The investment income ratio is calculated as a weighted average ratio since the Sub-Account may invest in two or more share classes, if any, within the underlying fund, portfolio or series of the Trusts which may have unique investment income ratios.

2 These amounts represent annualized contract expenses of each of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund, portfolio or series have been excluded.

3 These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, portfolio or series and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on the minimum and maximum returns within each product grouping of the applicable Sub-Account.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                INTERIM STATEMENTS OF ASSETS AND LIABILITIES
                             SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                                                                          AMERICAN FUNDS
                                              AMERICAN FUNDS        AMERICAN FUNDS         GLOBAL SMALL         AMERICAN FUNDS
                                                   BOND              GLOBAL GROWTH        CAPITALIZATION            GROWTH
                                                SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                            -------------------   -------------------   -------------------   ------------------
ASSETS:
   Investments at fair value..............  $         9,877,230   $        23,689,644   $         4,824,278   $       51,020,343
   Due from First MetLife Investors
     Insurance Company....................                   --                    --                    --                   --
                                            -------------------   -------------------   -------------------   ------------------
       Total Assets.......................            9,877,230            23,689,644             4,824,278           51,020,343
                                            -------------------   -------------------   -------------------   ------------------
LIABILITIES:
   Accrued fees...........................                    4                     3                    10                   15
   Due to First MetLife Investors
     Insurance Company....................                   --                     1                    --                    2
                                            -------------------   -------------------   -------------------   ------------------
       Total Liabilities..................                    4                     4                    10                   17
                                            -------------------   -------------------   -------------------   ------------------

NET ASSETS................................  $         9,877,226   $        23,689,640   $         4,824,268   $       51,020,326
                                            ===================   ===================   ===================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $         9,877,226   $        23,689,640   $         4,824,268   $       50,990,226
   Net assets from contracts in payout....                   --                    --                    --               30,100
                                            -------------------   -------------------   -------------------   ------------------
       Total Net Assets...................  $         9,877,226   $        23,689,640   $         4,824,268   $       51,020,326
                                            ===================   ===================   ===================   ==================


 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                             SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                              AMERICAN FUNDS        FIDELITY VIP          FIDELITY VIP         FIDELITY VIP
                                               GROWTH-INCOME         CONTRAFUND           EQUITY-INCOME           MID CAP
                                                SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value..............  $        27,077,671  $        18,879,196  $            58,869  $        15,632,976
   Due from First MetLife Investors
     Insurance Company....................                   --                   --                   --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Assets.......................           27,077,671           18,879,196               58,869           15,632,976
                                            -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   10                   23                    6                   --
   Due to First MetLife Investors
     Insurance Company....................                   --                    1                    1                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Liabilities..................                   10                   24                    7                   --
                                            -------------------  -------------------  -------------------  -------------------

NET ASSETS................................  $        27,077,661  $        18,879,172  $            58,862  $        15,632,976
                                            ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $        27,049,165  $        18,879,172  $            58,862  $        15,632,976
   Net assets from contracts in payout....               28,496                   --                   --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Net Assets...................  $        27,077,661  $        18,879,172  $            58,862  $        15,632,976
                                            ===================  ===================  ===================  ===================

                                              FTVIPT FRANKLIN      FTVIPT FRANKLIN       FTVIPT FRANKLIN      FTVIPT TEMPLETON
                                                INCOME VIP        MUTUAL SHARES VIP    SMALL CAP VALUE VIP       FOREIGN VIP
                                                SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                            -------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value..............  $        21,306,442  $         3,869,360  $         3,636,356   $        11,722,766
   Due from First MetLife Investors
     Insurance Company....................                    1                    1                   --                    --
                                            -------------------  -------------------  --------------------  -------------------
       Total Assets.......................           21,306,443            3,869,361            3,636,356            11,722,766
                                            -------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees...........................                    8                    4                   11                     9
   Due to First MetLife Investors
     Insurance Company....................                   --                   --                    1                    --
                                            -------------------  -------------------  --------------------  -------------------
       Total Liabilities..................                    8                    4                   12                     9
                                            -------------------  -------------------  --------------------  -------------------

NET ASSETS................................  $        21,306,435  $         3,869,357  $         3,636,344   $        11,722,757
                                            ===================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $        21,306,435  $         3,869,357  $         3,636,344   $        11,715,318
   Net assets from contracts in payout....                   --                   --                   --                 7,439
                                            -------------------  -------------------  --------------------  -------------------
       Total Net Assets...................  $        21,306,435  $         3,869,357  $         3,636,344   $        11,722,757
                                            ===================  ===================  ====================  ===================

                                              FTVIPT TEMPLETON       INVESCO V.I.
                                               GLOBAL BOND VIP     EQUITY AND INCOME
                                                 SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  --------------------
ASSETS:
   Investments at fair value..............  $        10,649,642  $         18,048,618
   Due from First MetLife Investors
     Insurance Company....................                   --                    --
                                            -------------------  --------------------
       Total Assets.......................           10,649,642            18,048,618
                                            -------------------  --------------------
LIABILITIES:
   Accrued fees...........................                    4                     2
   Due to First MetLife Investors
     Insurance Company....................                   --                    --
                                            -------------------  --------------------
       Total Liabilities..................                    4                     2
                                            -------------------  --------------------

NET ASSETS................................  $        10,649,638  $         18,048,616
                                            ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $        10,649,638  $         18,048,616
   Net assets from contracts in payout....                   --                    --
                                            -------------------  --------------------
       Total Net Assets...................  $        10,649,638  $         18,048,616
                                            ===================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                             SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                                                         LMPVET                LMPVET                LMPVET
                                                INVESCO V.I.      CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE
                                            INTERNATIONAL GROWTH    AGGRESSIVE GROWTH       APPRECIATION        DIVIDEND STRATEGY
                                                 SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                            --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value..............   $        10,196,160   $       17,093,418   $        23,246,093    $        14,609,890
   Due from First MetLife Investors
     Insurance Company....................                    --                   --                    --                     --
                                            --------------------  --------------------  --------------------  --------------------
       Total Assets.......................            10,196,160           17,093,418            23,246,093             14,609,890
                                            --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees...........................                    14                   16                     6                     10
   Due to First MetLife Investors
     Insurance Company....................                    --                    1                    17                     --
                                            --------------------  --------------------  --------------------  --------------------
       Total Liabilities..................                    14                   17                    23                     10
                                            --------------------  --------------------  --------------------  --------------------

NET ASSETS................................   $        10,196,146   $       17,093,401   $        23,246,070    $        14,609,880
                                            ====================  ====================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....   $        10,196,146   $       17,065,938   $        23,246,070    $        14,609,880
   Net assets from contracts in payout....                    --               27,463                    --                     --
                                            --------------------  --------------------  --------------------  --------------------
       Total Net Assets...................   $        10,196,146   $       17,093,401   $        23,246,070    $        14,609,880
                                            ====================  ====================  ====================  ====================

                                                   LMPVET                LMPVET                LMPVET              LMPVET QS
                                            CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE       VARIABLE
                                              LARGE CAP GROWTH       LARGE CAP VALUE      SMALL CAP GROWTH    CONSERVATIVE GROWTH
                                                 SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                            --------------------  --------------------  --------------------  -------------------
ASSETS:
   Investments at fair value..............   $          222,553    $           428,459   $         4,512,226  $        2,349,964
   Due from First MetLife Investors
     Insurance Company....................                   --                     --                    --                  --
                                            --------------------  --------------------  --------------------  -------------------
       Total Assets.......................              222,553                428,459             4,512,226           2,349,964
                                            --------------------  --------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   13                     14                     7                   7
   Due to First MetLife Investors
     Insurance Company....................                    1                     --                     1                  --
                                            --------------------  --------------------  --------------------  -------------------
       Total Liabilities..................                   14                     14                     8                   7
                                            --------------------  --------------------  --------------------  -------------------

NET ASSETS................................   $          222,539    $           428,445   $         4,512,218  $        2,349,957
                                            ====================  ====================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....   $          222,539    $           428,445   $         4,512,218  $        2,349,957
   Net assets from contracts in payout....                   --                     --                    --                  --
                                            --------------------  --------------------  --------------------  -------------------
       Total Net Assets...................   $          222,539    $           428,445   $         4,512,218  $        2,349,957
                                            ====================  ====================  ====================  ===================

                                                                       LMPVET QS
                                                  LMPVET QS            VARIABLE
                                               VARIABLE GROWTH      MODERATE GROWTH
                                                 SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------
ASSETS:
   Investments at fair value..............  $         1,402,049  $            51,188
   Due from First MetLife Investors
     Insurance Company....................                   --                   --
                                            -------------------  -------------------
       Total Assets.......................            1,402,049               51,188
                                            -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                    4                   12
   Due to First MetLife Investors
     Insurance Company....................                   --                   --
                                            -------------------  -------------------
       Total Liabilities..................                    4                   12
                                            -------------------  -------------------

NET ASSETS................................  $         1,402,045  $            51,176
                                            ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $         1,402,045  $            51,176
   Net assets from contracts in payout....                   --                   --
                                            -------------------  -------------------
       Total Net Assets...................  $         1,402,045  $            51,176
                                            ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                             SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                                   LMPVIT                                 MIST ALLIANZ
                                                WESTERN ASSET           MIST AB         GLOBAL INVESTORS       MIST AMERICAN
                                            VARIABLE GLOBAL HIGH    GLOBAL DYNAMIC           DYNAMIC          FUNDS BALANCED
                                                 YIELD BOND           ALLOCATION        MULTI-ASSET PLUS        ALLOCATION
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                            --------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value..............   $         8,611,327  $       156,129,338  $         3,079,459  $       210,817,615
   Due from First MetLife Investors
     Insurance Company....................                    --                   --                   --                   --
                                            --------------------  -------------------  -------------------  -------------------
       Total Assets.......................             8,611,327          156,129,338            3,079,459          210,817,615
                                            --------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                    13                   21                   17                    7
   Due to First MetLife Investors
     Insurance Company....................                    --                   --                   --                    1
                                            --------------------  -------------------  -------------------  -------------------
       Total Liabilities..................                    13                   21                   17                    8
                                            --------------------  -------------------  -------------------  -------------------

NET ASSETS................................   $         8,611,314  $       156,129,317  $         3,079,442  $       210,817,607
                                            ====================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....   $         8,611,314  $       156,114,124  $         3,079,442  $       210,817,607
   Net assets from contracts in payout....                    --               15,193                   --                   --
                                            --------------------  -------------------  -------------------  -------------------
       Total Net Assets...................   $         8,611,314  $       156,129,317  $         3,079,442  $       210,817,607
                                            ====================  ===================  ===================  ===================


                                                MIST AMERICAN                            MIST AMERICAN
                                                FUNDS GROWTH        MIST AMERICAN       FUNDS MODERATE       MIST AQR GLOBAL
                                                 ALLOCATION         FUNDS GROWTH          ALLOCATION          RISK BALANCED
                                                 SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value..............  $        98,541,428  $        47,275,837  $       111,994,519  $       135,436,393
   Due from First MetLife Investors
     Insurance Company....................                   --                   --                   --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Assets.......................           98,541,428           47,275,837          111,994,519          135,436,393
                                            -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   --                   13                    4                   22
   Due to First MetLife Investors
     Insurance Company....................                   --                   --                   --                    1
                                            -------------------  -------------------  -------------------  -------------------
       Total Liabilities..................                   --                   13                    4                   23
                                            -------------------  -------------------  -------------------  -------------------

NET ASSETS................................  $        98,541,428  $        47,275,824  $       111,994,515  $       135,436,370
                                            ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $        98,541,428  $        47,275,824  $       111,994,515  $       135,424,059
   Net assets from contracts in payout....                   --                   --                   --               12,311
                                            -------------------  -------------------  -------------------  -------------------
       Total Net Assets...................  $        98,541,428  $        47,275,824  $       111,994,515  $       135,436,370
                                            ===================  ===================  ===================  ===================


                                              MIST BLACKROCK
                                              GLOBAL TACTICAL      MIST BLACKROCK
                                                STRATEGIES           HIGH YIELD
                                                SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------
ASSETS:
   Investments at fair value..............  $       279,995,722  $        19,628,469
   Due from First MetLife Investors
     Insurance Company....................                   --                   --
                                            -------------------  -------------------
       Total Assets.......................          279,995,722           19,628,469
                                            -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   16                   17
   Due to First MetLife Investors
     Insurance Company....................                    1                    1
                                            -------------------  -------------------
       Total Liabilities..................                   17                   18
                                            -------------------  -------------------

NET ASSETS................................  $       279,995,705  $        19,628,451
                                            ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $       279,995,705  $        19,628,451
   Net assets from contracts in payout....                   --                   --
                                            -------------------  -------------------
       Total Net Assets...................  $       279,995,705  $        19,628,451
                                            ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                             SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                                                                                                MIST HARRIS
                                             MIST CLARION GLOBAL   MIST CLEARBRIDGE       MIST GOLDMAN            OAKMARK
                                                 REAL ESTATE       AGGRESSIVE GROWTH   SACHS MID CAP VALUE     INTERNATIONAL
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                            --------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value..............  $        23,355,842   $        50,212,244  $        23,261,115  $        53,395,152
   Due from First MetLife Investors
     Insurance Company....................                   --                     1                   --                   --
                                            --------------------  -------------------  -------------------  -------------------
       Total Assets.......................           23,355,842            50,212,245           23,261,115           53,395,152
                                            --------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   21                    44                    9                   43
   Due to First MetLife Investors
     Insurance Company....................                   --                    --                   --                    1
                                            --------------------  -------------------  -------------------  -------------------
       Total Liabilities..................                   21                    44                    9                   44
                                            --------------------  -------------------  -------------------  -------------------

NET ASSETS................................  $        23,355,821   $        50,212,201  $        23,261,106  $        53,395,108
                                            ====================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $        23,355,821   $        50,162,788  $        23,261,106  $        53,338,780
   Net assets from contracts in payout....                   --                49,413                   --               56,328
                                            --------------------  -------------------  -------------------  -------------------
       Total Net Assets...................  $        23,355,821   $        50,212,201  $        23,261,106  $        53,395,108
                                            ====================  ===================  ===================  ===================

                                                MIST INVESCO
                                                BALANCED-RISK        MIST INVESCO        MIST INVESCO         MIST INVESCO
                                                 ALLOCATION            COMSTOCK          MID CAP VALUE      SMALL CAP GROWTH
                                                 SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value..............  $        39,665,782  $        37,521,489  $        18,959,982  $        25,369,461
   Due from First MetLife Investors
     Insurance Company....................                   --                   --                   --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Assets.......................           39,665,782           37,521,489           18,959,982           25,369,461
                                            -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   15                   20                   22                   41
   Due to First MetLife Investors
     Insurance Company....................                   --                    1                    1                    1
                                            -------------------  -------------------  -------------------  -------------------
       Total Liabilities..................                   15                   21                   23                   42
                                            -------------------  -------------------  -------------------  -------------------

NET ASSETS................................  $        39,665,767  $        37,521,468  $        18,959,959  $        25,369,419
                                            ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $        39,665,767  $        37,493,118  $        18,959,959  $        25,316,773
   Net assets from contracts in payout....                   --               28,350                   --               52,646
                                            -------------------  -------------------  -------------------  -------------------
       Total Net Assets...................  $        39,665,767  $        37,521,468  $        18,959,959  $        25,369,419
                                            ===================  ===================  ===================  ===================

                                                                    MIST JPMORGAN
                                               MIST JPMORGAN        GLOBAL ACTIVE
                                                 CORE BOND           ALLOCATION
                                                SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------
ASSETS:
   Investments at fair value..............  $        30,809,804  $        63,404,323
   Due from First MetLife Investors
     Insurance Company....................                   --                   --
                                            -------------------  -------------------
       Total Assets.......................           30,809,804           63,404,323
                                            -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                    3                   29
   Due to First MetLife Investors
     Insurance Company....................                    1                    1
                                            -------------------  -------------------
       Total Liabilities..................                    4                   30
                                            -------------------  -------------------

NET ASSETS................................  $        30,809,800  $        63,404,293
                                            ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $        30,771,605  $        63,404,293
   Net assets from contracts in payout....               38,195                   --
                                            -------------------  -------------------
       Total Net Assets...................  $        30,809,800  $        63,404,293
                                            ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                             SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                                                                       MIST MET/ABERDEEN
                                               MIST JPMORGAN     MIST LOOMIS SAYLES    EMERGING MARKETS      MIST MET/EATON
                                              SMALL CAP VALUE      GLOBAL MARKETS           EQUITY         VANCE FLOATING RATE
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value..............  $         4,049,774  $        18,768,600  $        30,511,731  $         6,738,600
   Due from First MetLife Investors
     Insurance Company....................                   --                   --                   --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Assets.......................            4,049,774           18,768,600           30,511,731            6,738,600
                                            -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   43                   18                   22                    5
   Due to First MetLife Investors
     Insurance Company....................                    1                    1                    1                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Liabilities..................                   44                   19                   23                    5
                                            -------------------  -------------------  -------------------  -------------------

NET ASSETS................................  $         4,049,730  $        18,768,581  $        30,511,708  $         6,738,595
                                            ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $         4,049,730  $        18,768,581  $        30,511,708  $         6,738,595
   Net assets from contracts in payout....                   --                   --                   --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Net Assets...................  $         4,049,730  $        18,768,581  $        30,511,708  $         6,738,595
                                            ===================  ===================  ===================  ===================

                                             MIST MET/FRANKLIN                        MIST MET/WELLINGTON
                                            LOW DURATION TOTAL   MIST MET/TEMPLETON        LARGE CAP           MIST METLIFE
                                                  RETURN         INTERNATIONAL BOND        RESEARCH        ASSET ALLOCATION 100
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                            -------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value..............  $        18,091,367  $         3,053,980  $         1,695,629   $       104,222,376
   Due from First MetLife Investors
     Insurance Company....................                   --                   --                   --                    --
                                            -------------------  -------------------  -------------------  --------------------
       Total Assets.......................           18,091,367            3,053,980            1,695,629           104,222,376
                                            -------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees...........................                   11                   10                   19                    13
   Due to First MetLife Investors
     Insurance Company....................                   --                   --                   --                     1
                                            -------------------  -------------------  -------------------  --------------------
       Total Liabilities..................                   11                   10                   19                    14
                                            -------------------  -------------------  -------------------  --------------------

NET ASSETS................................  $        18,091,356  $         3,053,970  $         1,695,610   $       104,222,362
                                            ===================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $        18,091,356  $         3,053,970  $         1,695,610   $       104,046,193
   Net assets from contracts in payout....                   --                   --                   --               176,169
                                            -------------------  -------------------  -------------------  --------------------
       Total Net Assets...................  $        18,091,356  $         3,053,970  $         1,695,610   $       104,222,362
                                            ===================  ===================  ===================  ====================

                                                                     MIST METLIFE
                                               MIST METLIFE           MULTI-INDEX
                                               BALANCED PLUS         TARGETED RISK
                                                SUB-ACCOUNT           SUB-ACCOUNT
                                            -------------------  -------------------
ASSETS:
   Investments at fair value..............  $       415,229,502  $        41,150,124
   Due from First MetLife Investors
     Insurance Company....................                   --                   --
                                            -------------------  -------------------
       Total Assets.......................          415,229,502           41,150,124
                                            -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   16                   21
   Due to First MetLife Investors
     Insurance Company....................                    1                    1
                                            -------------------  -------------------
       Total Liabilities..................                   17                   22
                                            -------------------  -------------------

NET ASSETS................................  $       415,229,485  $        41,150,102
                                            ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $       415,033,926  $        41,150,102
   Net assets from contracts in payout....              195,559                   --
                                            -------------------  -------------------
       Total Net Assets...................  $       415,229,485  $        41,150,102
                                            ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                             SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                                                                         MIST MORGAN
                                               MIST METLIFE       MIST MFS RESEARCH    STANLEY MID CAP     MIST OPPENHEIMER
                                              SMALL CAP VALUE       INTERNATIONAL          GROWTH            GLOBAL EQUITY
                                                SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                            ------------------  -------------------  -------------------  ------------------
ASSETS:
   Investments at fair value..............  $       32,749,621  $        31,053,975  $        10,532,915  $        4,084,671
   Due from First MetLife Investors
     Insurance Company....................                  --                   --                   --                  --
                                            ------------------  -------------------  -------------------  ------------------
       Total Assets.......................          32,749,621           31,053,975           10,532,915           4,084,671
                                            ------------------  -------------------  -------------------  ------------------
LIABILITIES:
   Accrued fees...........................                  15                   32                   39                  39
   Due to First MetLife Investors
     Insurance Company....................                   1                    1                    2                  --
                                            ------------------  -------------------  -------------------  ------------------
       Total Liabilities..................                  16                   33                   41                  39
                                            ------------------  -------------------  -------------------  ------------------

NET ASSETS................................  $       32,749,605  $        31,053,942  $        10,532,874  $        4,084,632
                                            ==================  ===================  ===================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $       32,749,589  $        31,053,942  $        10,507,390  $        4,084,632
   Net assets from contracts in payout....                  16                   --               25,484                  --
                                            ------------------  -------------------  -------------------  ------------------
       Total Net Assets...................  $       32,749,605  $        31,053,942  $        10,532,874  $        4,084,632
                                            ==================  ===================  ===================  ==================

                                               MIST PANAGORA         MIST PIMCO
                                            GLOBAL DIVERSIFIED   INFLATION PROTECTED      MIST PIMCO          MIST PYRAMIS
                                                   RISK                 BOND             TOTAL RETURN       GOVERNMENT INCOME
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value..............  $         2,965,368  $       65,144,154   $       142,042,235  $        49,417,683
   Due from First MetLife Investors
     Insurance Company....................                   --                  --                    --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Assets.......................            2,965,368          65,144,154           142,042,235           49,417,683
                                            -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   23                  13                    18                   28
   Due to First MetLife Investors
     Insurance Company....................                   --                  --                    --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Liabilities..................                   23                  13                    18                   28
                                            -------------------  -------------------  -------------------  -------------------

NET ASSETS................................  $         2,965,345  $       65,144,141   $       142,042,217  $        49,417,655
                                            ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $         2,965,345  $       65,125,863   $       142,042,217  $        49,417,655
   Net assets from contracts in payout....                   --              18,278                    --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Net Assets...................  $         2,965,345  $       65,144,141   $       142,042,217  $        49,417,655
                                            ===================  ===================  ===================  ===================


                                               MIST PYRAMIS        MIST SCHRODERS
                                               MANAGED RISK      GLOBAL MULTI-ASSET
                                                SUB-ACCOUNT          SUB-ACCOUNT
                                            ------------------  -------------------
ASSETS:
   Investments at fair value..............  $       15,432,264  $        24,760,030
   Due from First MetLife Investors
     Insurance Company....................                  --                   --
                                            ------------------  -------------------
       Total Assets.......................          15,432,264           24,760,030
                                            ------------------  -------------------
LIABILITIES:
   Accrued fees...........................                  26                   29
   Due to First MetLife Investors
     Insurance Company....................                   1                    1
                                            ------------------  -------------------
       Total Liabilities..................                  27                   30
                                            ------------------  -------------------

NET ASSETS................................  $       15,432,237  $        24,760,000
                                            ==================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $       15,432,237  $        24,760,000
   Net assets from contracts in payout....                  --                   --
                                            ------------------  -------------------
       Total Net Assets...................  $       15,432,237  $        24,760,000
                                            ==================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                             SEPTEMBER 30, 2016
                                 (UNAUDITED)



                                             MIST SSGA GROWTH         MIST SSGA       MIST T. ROWE PRICE   MIST T. ROWE PRICE
                                              AND INCOME ETF         GROWTH ETF         LARGE CAP VALUE      MID CAP GROWTH
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------  ------------------  -------------------
ASSETS:
   Investments at fair value..............  $        91,472,008  $        49,934,761  $       54,338,634  $        43,483,962
   Due from First MetLife Investors
     Insurance Company....................                   --                   --                  --                   --
                                            -------------------  -------------------  ------------------  -------------------
       Total Assets.......................           91,472,008           49,934,761          54,338,634           43,483,962
                                            -------------------  -------------------  ------------------  -------------------
LIABILITIES:
   Accrued fees...........................                    8                    5                  21                    7
   Due to First MetLife Investors
     Insurance Company....................                   --                   --                  --                   --
                                            -------------------  -------------------  ------------------  -------------------
       Total Liabilities..................                    8                    5                  21                    7
                                            -------------------  -------------------  ------------------  -------------------

NET ASSETS................................  $        91,472,000  $        49,934,756  $       54,338,613  $        43,483,955
                                            ===================  ===================  ==================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $        91,250,077  $        49,934,756  $       54,307,091  $        43,442,126
   Net assets from contracts in payout....              221,923                   --              31,522               41,829
                                            -------------------  -------------------  ------------------  -------------------
       Total Net Assets...................  $        91,472,000  $        49,934,756  $       54,338,613  $        43,483,955
                                            ===================  ===================  ==================  ===================

                                                                     MSF BARCLAYS
                                            MSF BAILLIE GIFFORD     AGGREGATE BOND        MSF BLACKROCK        MSF BLACKROCK
                                            INTERNATIONAL STOCK          INDEX             BOND INCOME     CAPITAL APPRECIATION
                                                SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value..............  $       14,986,926   $        16,782,615  $         8,548,330  $         1,382,392
   Due from First MetLife Investors
     Insurance Company....................                  --                    --                    1                   --
                                            -------------------  -------------------  -------------------  --------------------
       Total Assets.......................          14,986,926            16,782,615            8,548,331            1,382,392
                                            -------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees...........................                  14                    24                   29                   51
   Due to First MetLife Investors
     Insurance Company....................                   1                    --                   --                   --
                                            -------------------  -------------------  -------------------  --------------------
       Total Liabilities..................                  15                    24                   29                   51
                                            -------------------  -------------------  -------------------  --------------------

NET ASSETS................................  $       14,986,911   $        16,782,591  $         8,548,302  $         1,382,341
                                            ===================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $       14,950,622   $        16,782,591  $         8,548,302  $         1,382,341
   Net assets from contracts in payout....              36,289                    --                   --                   --
                                            -------------------  -------------------  -------------------  --------------------
       Total Net Assets...................  $       14,986,911   $        16,782,591  $         8,548,302  $         1,382,341
                                            ===================  ===================  ===================  ====================

                                               MSF BLACKROCK
                                                ULTRA-SHORT         MSF FRONTIER
                                                 TERM BOND         MID CAP GROWTH
                                                SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  ------------------
ASSETS:
   Investments at fair value..............  $        48,824,588  $        8,417,321
   Due from First MetLife Investors
     Insurance Company....................                    1                  --
                                            -------------------  ------------------
       Total Assets.......................           48,824,589           8,417,321
                                            -------------------  ------------------
LIABILITIES:
   Accrued fees...........................                   38                  21
   Due to First MetLife Investors
     Insurance Company....................                   --                  --
                                            -------------------  ------------------
       Total Liabilities..................                   38                  21
                                            -------------------  ------------------

NET ASSETS................................  $        48,824,551  $        8,417,300
                                            ===================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $        48,824,551  $        8,417,300
   Net assets from contracts in payout....                   --                  --
                                            -------------------  ------------------
       Total Net Assets...................  $        48,824,551  $        8,417,300
                                            ===================  ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                             SEPTEMBER 30, 2016
                                 (UNAUDITED)




                                              MSF JENNISON       MSF LOOMIS SAYLES    MSF LOOMIS SAYLES      MSF MET/ARTISAN
                                                 GROWTH           SMALL CAP CORE      SMALL CAP GROWTH        MID CAP VALUE
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $        46,866,306  $            800,217  $           509,005  $        14,043,277
   Due from First MetLife Investors
     Insurance Company..................                   --                    --                   --                   --
                                          -------------------  --------------------  -------------------  -------------------
       Total Assets.....................           46,866,306               800,217              509,005           14,043,277
                                          -------------------  --------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   30                     7                   14                    7
   Due to First MetLife Investors
     Insurance Company..................                   --                    --                   --                    1
                                          -------------------  --------------------  -------------------  -------------------
       Total Liabilities................                   30                     7                   14                    8
                                          -------------------  --------------------  -------------------  -------------------

NET ASSETS..............................  $        46,866,276  $            800,210  $           508,991  $        14,043,269
                                          ===================  ====================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        46,866,276  $            771,301  $           508,991  $        14,043,269
   Net assets from contracts in payout..                   --                28,909                   --                   --
                                          -------------------  --------------------  -------------------  -------------------
       Total Net Assets.................  $        46,866,276  $            800,210  $           508,991  $        14,043,269
                                          ===================  ====================  ===================  ===================

                                               MSF MET/              MSF MET/
                                              DIMENSIONAL           WELLINGTON
                                             INTERNATIONAL          CORE EQUITY         MSF METLIFE           MSF METLIFE
                                             SMALL COMPANY         OPPORTUNITIES    ASSET ALLOCATION 20   ASSET ALLOCATION 40
                                              SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $         5,267,473  $        81,182,185  $         9,231,521  $       386,972,835
   Due from First MetLife Investors
     Insurance Company..................                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  --------------------
       Total Assets.....................            5,267,473           81,182,185            9,231,521          386,972,835
                                          -------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   13                   81                    7                   13
   Due to First MetLife Investors
     Insurance Company..................                    1                    2                    1                   --
                                          -------------------  -------------------  -------------------  --------------------
       Total Liabilities................                   14                   83                    8                   13
                                          -------------------  -------------------  -------------------  --------------------

NET ASSETS..............................  $         5,267,459  $        81,182,102  $         9,231,513  $       386,972,822
                                          ===================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         5,267,459  $        81,182,102  $         9,231,513  $       386,972,822
   Net assets from contracts in payout..                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  --------------------
       Total Net Assets.................  $         5,267,459  $        81,182,102  $         9,231,513  $       386,972,822
                                          ===================  ===================  ===================  ====================



                                               MSF METLIFE           MSF METLIFE
                                           ASSET ALLOCATION 60   ASSET ALLOCATION 80
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------
ASSETS:
   Investments at fair value............  $       535,112,329   $        414,910,962
   Due from First MetLife Investors
     Insurance Company..................                   --                     --
                                          --------------------  --------------------
       Total Assets.....................          535,112,329            414,910,962
                                          --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   14                     20
   Due to First MetLife Investors
     Insurance Company..................                    1                      1
                                          --------------------  --------------------
       Total Liabilities................                   15                     21
                                          --------------------  --------------------

NET ASSETS..............................  $       535,112,314   $        414,910,941
                                          ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       535,112,314   $        414,865,743
   Net assets from contracts in payout..                   --                 45,198
                                          --------------------  --------------------
       Total Net Assets.................  $       535,112,314   $        414,910,941
                                          ====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                             SEPTEMBER 30, 2016
                                 (UNAUDITED)



                                                MSF METLIFE           MSF METLIFE           MSF MFS
                                            MID CAP STOCK INDEX       STOCK INDEX        TOTAL RETURN         MSF MFS VALUE
                                                SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------  -------------------  ------------------
ASSETS:
   Investments at fair value..............  $        6,986,616   $        50,783,980  $         7,496,093  $       23,959,146
   Due from First MetLife Investors
     Insurance Company....................                  --                    --                   --                  --
                                            -------------------  -------------------  -------------------  ------------------
       Total Assets.......................           6,986,616            50,783,980            7,496,093          23,959,146
                                            -------------------  -------------------  -------------------  ------------------
LIABILITIES:
   Accrued fees...........................                  22                     5                   28                  28
   Due to First MetLife Investors
     Insurance Company....................                  --                     1                   --                  --
                                            -------------------  -------------------  -------------------  ------------------
       Total Liabilities..................                  22                     6                   28                  28
                                            -------------------  -------------------  -------------------  ------------------

NET ASSETS................................  $        6,986,594   $        50,783,974  $         7,496,065  $       23,959,118
                                            ===================  ===================  ===================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $        6,986,594   $        50,783,903  $         7,496,065  $       23,911,369
   Net assets from contracts in payout....                  --                    71                   --              47,749
                                            -------------------  -------------------  -------------------  ------------------
       Total Net Assets...................  $        6,986,594   $        50,783,974  $         7,496,065  $       23,959,118
                                            ===================  ===================  ===================  ==================


                                                 MSF MSCI           MSF NEUBERGER     MSF RUSSELL 2000     MSF T. ROWE PRICE
                                                EAFE INDEX         BERMAN GENESIS           INDEX          LARGE CAP GROWTH
                                                SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  ------------------  -------------------  -------------------
ASSETS:
   Investments at fair value..............  $         5,993,402  $       12,294,236  $         9,556,339  $        22,458,928
   Due from First MetLife Investors
     Insurance Company....................                   --                  --                   --                   --
                                            -------------------  ------------------  -------------------  -------------------
       Total Assets.......................            5,993,402          12,294,236            9,556,339           22,458,928
                                            -------------------  ------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   17                  37                   10                    6
   Due to First MetLife Investors
     Insurance Company....................                    1                   1                    1                    1
                                            -------------------  ------------------  -------------------  -------------------
       Total Liabilities..................                   18                  38                   11                    7
                                            -------------------  ------------------  -------------------  -------------------

NET ASSETS................................  $         5,993,384  $       12,294,198  $         9,556,328  $        22,458,921
                                            ===================  ==================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $         5,993,384  $       12,246,055  $         9,556,328  $        22,458,921
   Net assets from contracts in payout....                   --              48,143                   --                   --
                                            -------------------  ------------------  -------------------  -------------------
       Total Net Assets...................  $         5,993,384  $       12,294,198  $         9,556,328  $        22,458,921
                                            ===================  ==================  ===================  ===================

                                                                     MSF VAN ECK
                                             MSF T. ROWE PRICE     GLOBAL NATURAL
                                             SMALL CAP GROWTH         RESOURCES
                                                SUB-ACCOUNT          SUB-ACCOUNT
                                            ------------------  -------------------
ASSETS:
   Investments at fair value..............  $          476,930  $         4,875,662
   Due from First MetLife Investors
     Insurance Company....................                  --                   --
                                            ------------------  -------------------
       Total Assets.......................             476,930            4,875,662
                                            ------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   6                   31
   Due to First MetLife Investors
     Insurance Company....................                   1                    3
                                            ------------------  -------------------
       Total Liabilities..................                   7                   34
                                            ------------------  -------------------

NET ASSETS................................  $          476,923  $         4,875,628
                                            ==================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $          476,923  $         4,875,628
   Net assets from contracts in payout....                  --                   --
                                            ------------------  -------------------
       Total Net Assets...................  $          476,923  $         4,875,628
                                            ==================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                             SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                             MSF WESTERN ASSET
                                                MANAGEMENT        MSF WESTERN ASSET     OPPENHEIMER VA
                                              STRATEGIC BOND         MANAGEMENT           MAIN STREET           PIMCO VIT
                                               OPPORTUNITIES       U.S. GOVERNMENT         SMALL CAP           HIGH YIELD
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value..............  $        73,864,835  $        28,062,238  $         4,264,683  $           120,370
   Due from First MetLife Investors
     Insurance Company....................                   --                    1                   --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Assets.......................           73,864,835           28,062,239            4,264,683              120,370
                                            -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   60                   16                    6                   10
   Due to First MetLife Investors
     Insurance Company....................                    2                   --                    1                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Liabilities..................                   62                   16                    7                   10
                                            -------------------  -------------------  -------------------  -------------------

NET ASSETS................................  $        73,864,773  $        28,062,223  $         4,264,676  $           120,360
                                            ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $        73,826,808  $        28,062,223  $         4,264,676  $           120,360
   Net assets from contracts in payout....               37,965                   --                   --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Net Assets...................  $        73,864,773  $        28,062,223  $         4,264,676  $           120,360
                                            ===================  ===================  ===================  ===================



                                                  PIMCO VIT          PIONEER VCT          PIONEER VCT           PUTNAM VT
                                                LOW DURATION        MID CAP VALUE     REAL ESTATE SHARES      EQUITY INCOME
                                                 SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                            -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value..............  $            62,741  $         2,167,336  $            12,408  $            70,143
   Due from First MetLife Investors
     Insurance Company....................                   --                   --                   --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Assets.......................               62,741            2,167,336               12,408               70,143
                                            -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   12                   12                    2                   10
   Due to First MetLife Investors
     Insurance Company....................                    1                    1                   --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Liabilities..................                   13                   13                    2                   10
                                            -------------------  -------------------  -------------------  -------------------

NET ASSETS................................  $            62,728  $         2,167,323  $            12,406  $            70,133
                                            ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $            62,728  $         2,167,323  $            12,406  $            70,133
   Net assets from contracts in payout....                   --                   --                   --                   --
                                            -------------------  -------------------  -------------------  -------------------
       Total Net Assets...................  $            62,728  $         2,167,323  $            12,406  $            70,133
                                            ===================  ===================  ===================  ===================



                                                 PUTNAM VT       RUSSELL AGGRESSIVE
                                             MULTI-CAP GROWTH          EQUITY
                                                SUB-ACCOUNT          SUB-ACCOUNT
                                            ------------------  -------------------
ASSETS:
   Investments at fair value..............  $          228,513  $             3,938
   Due from First MetLife Investors
     Insurance Company....................                  --                   --
                                            ------------------  -------------------
       Total Assets.......................             228,513                3,938
                                            ------------------  -------------------
LIABILITIES:
   Accrued fees...........................                   4                    6
   Due to First MetLife Investors
     Insurance Company....................                  --                   --
                                            ------------------  -------------------
       Total Liabilities..................                   4                    6
                                            ------------------  -------------------

NET ASSETS................................  $          228,509  $             3,932
                                            ==================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....  $          228,509  $             3,932
   Net assets from contracts in payout....                  --                   --
                                            ------------------  -------------------
       Total Net Assets...................  $          228,509  $             3,932
                                            ==================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
                             SEPTEMBER 30, 2016
                                 (UNAUDITED)



                                                                  RUSSELL GLOBAL REAL    RUSSELL MULTI-STYLE
                                            RUSSELL CORE BOND      ESTATE SECURITIES           EQUITY           RUSSELL NON-U.S.
                                               SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
                                          ---------------------  --------------------  ---------------------  --------------------
ASSETS:
   Investments at fair value............  $              24,661  $              8,326  $              43,733  $             11,658
   Due from First MetLife Investors
     Insurance Company..................                     --                    --                     --                    --
                                          ---------------------  --------------------  ---------------------  --------------------
        Total Assets....................                 24,661                 8,326                 43,733                11,658
                                          ---------------------  --------------------  ---------------------  --------------------
LIABILITIES:
   Accrued fees.........................                      8                     5                     --                     3
   Due to First MetLife Investors
     Insurance Company..................                     --                    --                      1                    --
                                          ---------------------  --------------------  ---------------------  --------------------
        Total Liabilities...............                      8                     5                      1                     3
                                          ---------------------  --------------------  ---------------------  --------------------

NET ASSETS..............................  $              24,653  $              8,321  $              43,732  $             11,655
                                          =====================  ====================  =====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $              24,653  $              8,321  $              43,732  $             11,655
   Net assets from contracts in payout..                     --                    --                     --                    --
                                          ---------------------  --------------------  ---------------------  --------------------
        Total Net Assets................  $              24,653  $              8,321  $              43,732  $             11,655
                                          =====================  ====================  =====================  ====================


                                            TAP 1919 VARIABLE
                                           SOCIALLY RESPONSIVE
                                                BALANCED
                                               SUB-ACCOUNT
                                          --------------------
ASSETS:
   Investments at fair value............  $             13,620
   Due from First MetLife Investors
     Insurance Company..................                    --
                                          --------------------
        Total Assets....................                13,620
                                          --------------------
LIABILITIES:
   Accrued fees.........................                     9
   Due to First MetLife Investors
     Insurance Company..................                    --
                                          --------------------
        Total Liabilities...............                     9
                                          --------------------

NET ASSETS..............................  $             13,611
                                          ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $             13,611
   Net assets from contracts in payout..                    --
                                          --------------------
        Total Net Assets................  $             13,611
                                          ====================



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                      INTERIM STATEMENTS OF OPERATIONS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                                                                           AMERICAN FUNDS
                                                AMERICAN FUNDS       AMERICAN FUNDS         GLOBAL SMALL        AMERICAN FUNDS
                                                     BOND             GLOBAL GROWTH        CAPITALIZATION           GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $             53,186  $            60,468  $                 --  $            91,600
                                             --------------------  -------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                81,816              213,969                32,157              458,839
      Administrative charges...............                18,771               42,420                 8,422               92,753
                                             --------------------  -------------------  --------------------  -------------------
        Total expenses.....................               100,587              256,389                40,579              551,592
                                             --------------------  -------------------  --------------------  -------------------
           Net investment income (loss)....              (47,401)            (195,921)              (40,579)            (459,992)
                                             --------------------  -------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                34,255            1,924,310               847,211            4,493,543
      Realized gains (losses) on sale of
        investments........................                14,833              124,224                22,652              444,365
                                             --------------------  -------------------  --------------------  -------------------
           Net realized gains (losses).....                49,088            2,048,534               869,863            4,937,908
                                             --------------------  -------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................               486,017          (1,120,178)             (633,772)          (1,482,078)
                                             --------------------  -------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               535,105              928,356               236,091            3,455,830
                                             --------------------  -------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            487,704  $           732,435  $            195,512  $         2,995,838
                                             ====================  ===================  ====================  ===================


                                               AMERICAN FUNDS         FIDELITY VIP         FIDELITY VIP          FIDELITY VIP
                                                GROWTH-INCOME          CONTRAFUND          EQUITY-INCOME            MID CAP
                                                 SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            71,210  $                 --  $                --  $                --
                                             -------------------  --------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              263,482               178,584                  601              124,721
      Administrative charges...............               49,479                34,862                  127               28,152
                                             -------------------  --------------------  -------------------  -------------------
        Total expenses.....................              312,961               213,446                  728              152,873
                                             -------------------  --------------------  -------------------  -------------------
           Net investment income (loss)....            (241,751)             (213,446)                (728)            (152,873)
                                             -------------------  --------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........            2,941,450             1,513,584                4,452              950,357
      Realized gains (losses) on sale of
        investments........................              222,580               165,250                (545)              (3,417)
                                             -------------------  --------------------  -------------------  -------------------
           Net realized gains (losses).....            3,164,030             1,678,834                3,907              946,940
                                             -------------------  --------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          (1,113,657)             (665,870)                3,266               77,136
                                             -------------------  --------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            2,050,373             1,012,964                7,173            1,024,076
                                             -------------------  --------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         1,808,622  $            799,518  $             6,445  $           871,203
                                             ===================  ====================  ===================  ===================


                                                FTVIPT FRANKLIN       FTVIPT FRANKLIN
                                                  INCOME VIP         MUTUAL SHARES VIP
                                                  SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $          1,047,226  $            75,575
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               196,806               31,718
      Administrative charges...............                39,046                6,887
                                             --------------------  -------------------
        Total expenses.....................               235,852               38,605
                                             --------------------  -------------------
           Net investment income (loss)....               811,374               36,970
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                    --              311,334
      Realized gains (losses) on sale of
        investments........................             (163,830)               22,447
                                             --------------------  -------------------
           Net realized gains (losses).....             (163,830)              333,781
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             1,098,842             (61,575)
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               935,012              272,206
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $          1,746,386  $           309,176
                                             ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
               INTERIM STATEMENTS OF OPERATIONS -- (CONTINUED)
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016
                                 (UNAUDITED)



                                                FTVIPT FRANKLIN     FTVIPT TEMPLETON      FTVIPT TEMPLETON       INVESCO V.I.
                                              SMALL CAP VALUE VIP      FOREIGN VIP         GLOBAL BOND VIP     EQUITY AND INCOME
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $             28,762  $           222,300  $                --  $            291,848
                                             --------------------  -------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                27,928              127,025               89,873               148,073
      Administrative charges...............                 6,437               21,093               20,344                32,795
                                             --------------------  -------------------  -------------------  --------------------
        Total expenses.....................                34,365              148,118              110,217               180,868
                                             --------------------  -------------------  -------------------  --------------------
           Net investment income (loss)....               (5,603)               74,182            (110,217)               110,980
                                             --------------------  -------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........               528,571              198,813                9,339               564,080
      Realized gains (losses) on sale of
        investments........................                 2,945            (115,903)            (129,226)               123,959
                                             --------------------  -------------------  -------------------  --------------------
           Net realized gains (losses).....               531,516               82,910            (119,887)               688,039
                                             --------------------  -------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................                31,905              218,182            (224,749)               306,746
                                             --------------------  -------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               563,421              301,092            (344,636)               994,785
                                             --------------------  -------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            557,818  $           375,274  $         (454,853)  $          1,105,765
                                             ====================  ===================  ===================  ====================

                                                                          LMPVET                LMPVET                LMPVET
                                                 INVESCO V.I.      CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE
                                             INTERNATIONAL GROWTH    AGGRESSIVE GROWTH       APPRECIATION        DIVIDEND STRATEGY
                                                  SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  --------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $            116,796   $             3,507  $              4,255   $            27,879
                                             --------------------  --------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                81,126               152,296               195,396               127,344
      Administrative charges...............                18,851                31,013                43,323                27,188
                                             --------------------  --------------------  --------------------  --------------------
        Total expenses.....................                99,977               183,309               238,719               154,532
                                             --------------------  --------------------  --------------------  --------------------
           Net investment income (loss)....                16,819             (179,802)             (234,464)             (126,653)
                                             --------------------  --------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                    --                    --                67,522                    --
      Realized gains (losses) on sale of
        investments........................                91,141               295,157               578,728               353,982
                                             --------------------  --------------------  --------------------  --------------------
           Net realized gains (losses).....                91,141               295,157               646,250               353,982
                                             --------------------  --------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................                93,040              (14,581)               758,072             1,105,626
                                             --------------------  --------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               184,181               280,576             1,404,322             1,459,608
                                             --------------------  --------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            201,000   $           100,774  $          1,169,858   $         1,332,955
                                             ====================  ====================  ====================  ====================

                                                    LMPVET                LMPVET
                                             CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE
                                               LARGE CAP GROWTH       LARGE CAP VALUE
                                                  SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $                --   $                188
                                             --------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                2,364                  4,651
      Administrative charges...............                  405                    779
                                             --------------------  --------------------
        Total expenses.....................                2,769                  5,430
                                             --------------------  --------------------
           Net investment income (loss)....              (2,769)                (5,242)
                                             --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                  681                     39
      Realized gains (losses) on sale of
        investments........................                6,329                  5,259
                                             --------------------  --------------------
           Net realized gains (losses).....                7,010                  5,298
                                             --------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................                6,380                 21,571
                                             --------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               13,390                 26,869
                                             --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            10,621   $             21,627
                                             ====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
               INTERIM STATEMENTS OF OPERATIONS -- (CONTINUED)
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016
                                 (UNAUDITED)



                                                    LMPVET              LMPVET QS                                 LMPVET QS
                                             CLEARBRIDGE VARIABLE       VARIABLE             LMPVET QS            VARIABLE
                                               SMALL CAP GROWTH    CONSERVATIVE GROWTH    VARIABLE GROWTH      MODERATE GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $                --   $             5,456  $               754  $              130
                                             --------------------  -------------------  -------------------  ------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               37,192                20,600               12,307                 499
      Administrative charges...............                7,995                 4,465                2,544                  93
                                             --------------------  -------------------  -------------------  ------------------
        Total expenses.....................               45,187                25,065               14,851                 592
                                             --------------------  -------------------  -------------------  ------------------
          Net investment income (loss).....             (45,187)              (19,609)             (14,097)               (462)
                                             --------------------  -------------------  -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........              110,536                    --               47,275                 385
      Realized gains (losses) on sale of
        investments........................               45,239                42,510                8,934                 767
                                             --------------------  -------------------  -------------------  ------------------
          Net realized gains (losses)......              155,775                42,510               56,209               1,152
                                             --------------------  -------------------  -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................               48,889               109,201               14,963               1,622
                                             --------------------  -------------------  -------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              204,664               151,711               71,172               2,774
                                             --------------------  -------------------  -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           159,477   $           132,102  $            57,075  $            2,312
                                             ====================  ===================  ===================  ==================

                                                    LMPVIT                                 MIST ALLIANZ
                                                 WESTERN ASSET           MIST AB         GLOBAL INVESTORS       MIST AMERICAN
                                             VARIABLE GLOBAL HIGH    GLOBAL DYNAMIC           DYNAMIC          FUNDS BALANCED
                                                  YIELD BOND           ALLOCATION        MULTI-ASSET PLUS        ALLOCATION
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $                --   $         2,417,591  $             1,312  $        3,325,031
                                             --------------------  -------------------  -------------------  ------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               74,900             1,402,120               23,376           2,039,486
      Administrative charges...............               15,653               287,343                5,046             386,999
                                             --------------------  -------------------  -------------------  ------------------
        Total expenses.....................               90,553             1,689,463               28,422           2,426,485
                                             --------------------  -------------------  -------------------  ------------------
          Net investment income (loss).....             (90,553)               728,128             (27,110)             898,546
                                             --------------------  -------------------  -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --             1,558,003                   --          17,306,188
      Realized gains (losses) on sale of
        investments........................            (168,546)               681,193              (4,347)           1,150,585
                                             --------------------  -------------------  -------------------  ------------------
          Net realized gains (losses)......            (168,546)             2,239,196              (4,347)          18,456,773
                                             --------------------  -------------------  -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................            1,291,925             4,714,019              109,680         (6,442,422)
                                             --------------------  -------------------  -------------------  ------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            1,123,379             6,953,215              105,333          12,014,351
                                             --------------------  -------------------  -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         1,032,826   $         7,681,343  $            78,223  $       12,912,897
                                             ====================  ===================  ===================  ==================


                                                 MIST AMERICAN
                                                 FUNDS GROWTH         MIST AMERICAN
                                                  ALLOCATION          FUNDS GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         1,240,867  $           135,874
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              972,243              462,148
      Administrative charges...............              178,207               85,180
                                             -------------------  -------------------
        Total expenses.....................            1,150,450              547,328
                                             -------------------  -------------------
          Net investment income (loss).....               90,417            (411,454)
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........            9,663,133           11,636,096
      Realized gains (losses) on sale of
        investments........................              508,395              396,552
                                             -------------------  -------------------
          Net realized gains (losses)......           10,171,528           12,032,648
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          (3,868,428)          (8,930,952)
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            6,303,100            3,101,696
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         6,393,517  $         2,690,242
                                             ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
               INTERIM STATEMENTS OF OPERATIONS -- (CONTINUED)
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                                 MIST AMERICAN                           MIST BLACKROCK
                                                FUNDS MODERATE      MIST AQR GLOBAL      GLOBAL TACTICAL       MIST BLACKROCK
                                                  ALLOCATION         RISK BALANCED         STRATEGIES            HIGH YIELD
                                                  SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         2,095,004  $                --  $         4,013,255  $         1,237,669
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................            1,105,379            1,213,843            2,558,057              189,740
      Administrative charges...............              206,437              249,786              521,083               34,942
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................            1,311,816            1,463,629            3,079,140              224,682
                                             -------------------  -------------------  -------------------  -------------------
           Net investment income (loss)....              783,188          (1,463,629)              934,115            1,012,987
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........            7,116,533                   --           22,627,364                   --
      Realized gains (losses) on sale of
        investments........................              309,686          (2,653,905)              185,127            (319,735)
                                             -------------------  -------------------  -------------------  -------------------
           Net realized gains (losses).....            7,426,219          (2,653,905)           22,812,491            (319,735)
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          (1,686,281)           16,941,131         (12,234,042)            1,092,190
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            5,739,938           14,287,226           10,578,449              772,455
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         6,523,126  $        12,823,597  $        11,512,564  $         1,785,442
                                             ===================  ===================  ===================  ===================

                                                                                                                   MIST HARRIS
                                              MIST CLARION GLOBAL    MIST CLEARBRIDGE       MIST GOLDMAN             OAKMARK
                                                  REAL ESTATE        AGGRESSIVE GROWTH   SACHS MID CAP VALUE      INTERNATIONAL
                                                  SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  --------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           481,691   $            203,520  $           191,348  $         1,109,750
                                             --------------------  --------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              240,563                520,009              235,372              535,316
      Administrative charges...............               44,508                 91,847               42,654               96,137
                                             --------------------  --------------------  -------------------  -------------------
        Total expenses.....................              285,071                611,856              278,026              631,453
                                             --------------------  --------------------  -------------------  -------------------
           Net investment income (loss)....              196,620              (408,336)             (86,678)              478,297
                                             --------------------  --------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --                     --            1,786,584            3,510,682
      Realized gains (losses) on sale of
        investments........................              150,964              1,499,432            (430,352)            (775,040)
                                             --------------------  --------------------  -------------------  -------------------
           Net realized gains (losses).....              150,964              1,499,432            1,356,232            2,735,642
                                             --------------------  --------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            1,133,625              (189,043)               55,567          (2,745,196)
                                             --------------------  --------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            1,284,589              1,310,389            1,411,799              (9,554)
                                             --------------------  --------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         1,481,209   $            902,053  $         1,325,121  $           468,743
                                             ====================  ====================  ===================  ===================

                                                 MIST INVESCO
                                                 BALANCED-RISK        MIST INVESCO
                                                  ALLOCATION            COMSTOCK
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $             54,249  $           927,502
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               322,989              333,903
      Administrative charges...............                66,916               67,710
                                             --------------------  -------------------
        Total expenses.....................               389,905              401,613
                                             --------------------  -------------------
           Net investment income (loss)....             (335,656)              525,889
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                    --            2,839,663
      Realized gains (losses) on sale of
        investments........................             (186,036)              266,715
                                             --------------------  -------------------
           Net realized gains (losses).....             (186,036)            3,106,378
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             4,439,309          (1,657,452)
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             4,253,273            1,448,926
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $          3,917,617  $         1,974,815
                                             ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
               INTERIM STATEMENTS OF OPERATIONS -- (CONTINUED)
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                                                                                                MIST JPMORGAN
                                                 MIST INVESCO         MIST INVESCO         MIST JPMORGAN        GLOBAL ACTIVE
                                                 MID CAP VALUE      SMALL CAP GROWTH         CORE BOND           ALLOCATION
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           116,484  $                --  $           833,736  $         1,296,730
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              178,526              251,816              306,873              532,019
      Administrative charges...............               34,066               45,468               55,789              114,007
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................              212,592              297,284              362,662              646,026
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....             (96,108)            (297,284)              471,074              650,704
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........              893,797            4,618,623                   --            1,039,572
      Realized gains (losses) on sale of
        investments........................               70,360            (228,184)                9,415               36,552
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......              964,157            4,390,439                9,415            1,076,124
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................              413,283          (2,382,279)              690,313            1,172,716
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            1,377,440            2,008,160              699,728            2,248,840
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         1,281,332  $         1,710,876  $         1,170,802  $         2,899,544
                                             ===================  ===================  ===================  ===================

                                                                                        MIST MET/ABERDEEN
                                                MIST JPMORGAN     MIST LOOMIS SAYLES    EMERGING MARKETS      MIST MET/EATON
                                               SMALL CAP VALUE      GLOBAL MARKETS           EQUITY         VANCE FLOATING RATE
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            72,429  $           312,875  $           285,961  $           258,680
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               41,799              194,386              297,406               68,917
      Administrative charges...............                7,190               34,925               55,329               12,645
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................               48,989              229,311              352,735               81,562
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....               23,440               83,564             (66,774)              177,118
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........              263,498              598,544                   --                   --
      Realized gains (losses) on sale of
        investments........................               28,347              363,586            (483,711)             (45,368)
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......              291,845              962,130            (483,711)             (45,368)
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................              192,485             (26,576)            5,356,691              246,247
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              484,330              935,554            4,872,980              200,879
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           507,770  $         1,019,118  $         4,806,206  $           377,997
                                             ===================  ===================  ===================  ===================

                                              MIST MET/FRANKLIN
                                             LOW DURATION TOTAL   MIST MET/TEMPLETON
                                                   RETURN         INTERNATIONAL BOND
                                                 SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           532,647  $                --
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              185,002               28,289
      Administrative charges...............               34,326                5,635
                                             -------------------  -------------------
        Total expenses.....................              219,328               33,924
                                             -------------------  -------------------
          Net investment income (loss).....              313,319             (33,924)
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --                7,929
      Realized gains (losses) on sale of
        investments........................            (111,043)             (27,492)
                                             -------------------  -------------------
          Net realized gains (losses)......            (111,043)             (19,563)
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................               65,168            (135,648)
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             (45,875)            (155,211)
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           267,444  $         (189,135)
                                             ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
               INTERIM STATEMENTS OF OPERATIONS -- (CONTINUED)
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                             MIST MET/WELLINGTON                                                  MIST METLIFE
                                                  LARGE CAP            MIST METLIFE         MIST METLIFE           MULTI-INDEX
                                                  RESEARCH         ASSET ALLOCATION 100     BALANCED PLUS         TARGETED RISK
                                                 SUB-ACCOUNT            SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  --------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $            37,318   $          2,250,372  $        11,387,781  $            523,969
                                             --------------------  --------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               17,505              1,046,402            3,548,267               356,225
      Administrative charges...............                3,030                185,687              742,497                73,055
                                             --------------------  --------------------  -------------------  --------------------
        Total expenses.....................               20,535              1,232,089            4,290,764               429,280
                                             --------------------  --------------------  -------------------  --------------------
           Net investment income (loss)....               16,783              1,018,283            7,097,017                94,689
                                             --------------------  --------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........              109,802             12,838,057            4,408,173                    --
      Realized gains (losses) on sale of
        investments........................               18,135                399,501              370,846                64,495
                                             --------------------  --------------------  -------------------  --------------------
           Net realized gains (losses).....              127,937             13,237,558            4,779,019                64,495
                                             --------------------  --------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................             (60,700)            (8,158,512)           22,089,641             1,703,366
                                             --------------------  --------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               67,237              5,079,046           26,868,660             1,767,861
                                             --------------------  --------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            84,020   $          6,097,329  $        33,965,677  $          1,862,550
                                             ====================  ====================  ===================  ====================

                                                                                              MIST MORGAN
                                                 MIST METLIFE        MIST MFS RESEARCH      STANLEY MID CAP      MIST OPPENHEIMER
                                                SMALL CAP VALUE        INTERNATIONAL            GROWTH             GLOBAL EQUITY
                                                  SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  --------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            334,226  $           605,239   $                 --  $            35,671
                                             --------------------  --------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               329,183              315,090                 86,081               32,427
      Administrative charges...............                58,399               56,924                 18,097                7,370
                                             --------------------  --------------------  --------------------  -------------------
        Total expenses.....................               387,582              372,014                104,178               39,797
                                             --------------------  --------------------  --------------------  -------------------
           Net investment income (loss)....              (53,356)              233,225              (104,178)              (4,126)
                                             --------------------  --------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........               855,122                   --                     --              195,787
      Realized gains (losses) on sale of
        investments........................             (418,711)            (236,582)                 75,619               18,986
                                             --------------------  --------------------  --------------------  -------------------
           Net realized gains (losses).....               436,411            (236,582)                 75,619              214,773
                                             --------------------  --------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................             4,067,432              293,028                 78,255            (265,640)
                                             --------------------  --------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................             4,503,843               56,446                153,874             (50,867)
                                             --------------------  --------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $          4,450,487  $           289,671   $             49,696  $          (54,993)
                                             ====================  ====================  ====================  ===================

                                                MIST PANAGORA          MIST PIMCO
                                             GLOBAL DIVERSIFIED    INFLATION PROTECTED
                                                    RISK                  BOND
                                                 SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $                --  $                 --
                                             -------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               14,235               667,991
      Administrative charges...............                2,815               122,042
                                             -------------------  --------------------
        Total expenses.....................               17,050               790,033
                                             -------------------  --------------------
           Net investment income (loss)....             (17,050)             (790,033)
                                             -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --                    --
      Realized gains (losses) on sale of
        investments........................                4,970             (881,572)
                                             -------------------  --------------------
           Net realized gains (losses).....                4,970             (881,572)
                                             -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................              196,506             5,431,642
                                             -------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              201,476             4,550,070
                                             -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           184,426  $          3,760,037
                                             ===================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
               INTERIM STATEMENTS OF OPERATIONS -- (CONTINUED)
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016
                                 (UNAUDITED)



                                                 MIST PIMCO           MIST PYRAMIS         MIST PYRAMIS        MIST SCHRODERS
                                                TOTAL RETURN        GOVERNMENT INCOME      MANAGED RISK      GLOBAL MULTI-ASSET
                                                 SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $         3,604,393  $         1,001,788  $           115,442  $            333,693
                                             -------------------  -------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................            1,428,777              429,029              136,965               212,131
      Administrative charges...............              265,378               91,421               28,628                44,763
                                             -------------------  -------------------  -------------------  --------------------
        Total expenses.....................            1,694,155              520,450              165,593               256,894
                                             -------------------  -------------------  -------------------  --------------------
          Net investment income (loss).....            1,910,238              481,338             (50,151)                76,799
                                             -------------------  -------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --                   --               38,944               325,453
      Realized gains (losses) on sale of
        investments........................            (669,513)               40,687            (118,767)                36,031
                                             -------------------  -------------------  -------------------  --------------------
          Net realized gains (losses)......            (669,513)               40,687             (79,823)               361,484
                                             -------------------  -------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................            4,085,230            1,556,850              876,469               882,492
                                             -------------------  -------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            3,415,717            1,597,537              796,646             1,243,976
                                             -------------------  -------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         5,325,955  $         2,078,875  $           746,495  $          1,320,775
                                             ===================  ===================  ===================  ====================


                                               MIST SSGA GROWTH         MIST SSGA      MIST T. ROWE PRICE   MIST T. ROWE PRICE
                                                AND INCOME ETF         GROWTH ETF        LARGE CAP VALUE      MID CAP GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         2,114,535  $         1,037,054  $         1,513,687  $                --
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              878,361              462,631              556,574              436,364
      Administrative charges...............              169,092               91,528              101,410               78,668
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................            1,047,453              554,159              657,984              515,032
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....            1,067,082              482,895              855,703            (515,032)
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........            5,130,858            3,111,162            6,308,350            6,415,433
      Realized gains (losses) on sale of
        investments........................               20,400            (181,226)            1,438,067              420,967
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......            5,151,258            2,929,936            7,746,417            6,836,400
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          (1,776,511)          (1,003,557)          (4,131,006)          (4,506,798)
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            3,374,747            1,926,379            3,615,411            2,329,602
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         4,441,829  $         2,409,274  $         4,471,114  $         1,814,570
                                             ===================  ===================  ===================  ===================

                                                                      MSF BARCLAYS
                                             MSF BAILLIE GIFFORD     AGGREGATE BOND
                                             INTERNATIONAL STOCK          INDEX
                                                 SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           199,249  $           420,351
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              147,107              150,040
      Administrative charges...............               27,157               29,003
                                             -------------------  -------------------
        Total expenses.....................              174,264              179,043
                                             -------------------  -------------------
          Net investment income (loss).....               24,985              241,308
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --                   --
      Realized gains (losses) on sale of
        investments........................               69,536                (960)
                                             -------------------  -------------------
          Net realized gains (losses)......               69,536                (960)
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            1,208,299              359,363
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            1,277,835              358,403
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         1,302,820  $           599,711
                                             ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
               INTERIM STATEMENTS OF OPERATIONS -- (CONTINUED)
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016
                                 (UNAUDITED)



                                                                                           MSF BLACKROCK
                                                 MSF BLACKROCK        MSF BLACKROCK         ULTRA-SHORT          MSF FRONTIER
                                                  BOND INCOME     CAPITAL APPRECIATION       TERM BOND          MID CAP GROWTH
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           253,395  $                 --  $             1,891  $                --
                                             -------------------  --------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................               78,723                14,415              540,698               86,630
      Administrative charges...............               15,635                 2,378               97,637               15,535
                                             -------------------  --------------------  -------------------  -------------------
        Total expenses.....................               94,358                16,793              638,335              102,165
                                             -------------------  --------------------  -------------------  -------------------
           Net investment income (loss)....              159,037              (16,793)            (636,444)            (102,165)
                                             -------------------  --------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --               118,058                1,020            1,040,189
      Realized gains (losses) on sale of
        investments........................              (1,304)                 9,156                1,607             (15,449)
                                             -------------------  --------------------  -------------------  -------------------
           Net realized gains (losses).....              (1,304)               127,214                2,627            1,024,740
                                             -------------------  --------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................              220,328              (81,940)               18,080            (577,645)
                                             -------------------  --------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              219,024                45,274               20,707              447,095
                                             -------------------  --------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           378,061  $             28,481  $         (615,737)  $           344,930
                                             ===================  ====================  ===================  ===================



                                                 MSF JENNISON       MSF LOOMIS SAYLES    MSF LOOMIS SAYLES      MSF MET/ARTISAN
                                                    GROWTH           SMALL CAP CORE      SMALL CAP GROWTH        MID CAP VALUE
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            10,000  $                532  $                --  $           120,416
                                             -------------------  --------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              470,124                 8,818                3,379              146,023
      Administrative charges...............               85,379                 1,423                  904               25,896
                                             -------------------  --------------------  -------------------  -------------------
        Total expenses.....................              555,503                10,241                4,283              171,919
                                             -------------------  --------------------  -------------------  -------------------
           Net investment income (loss)....            (545,503)               (9,709)              (4,283)             (51,503)
                                             -------------------  --------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........            5,990,709                73,754               56,823            1,581,783
      Realized gains (losses) on sale of
        investments........................              437,734                 (301)                1,247               15,721
                                             -------------------  --------------------  -------------------  -------------------
           Net realized gains (losses).....            6,428,443                73,453               58,070            1,597,504
                                             -------------------  --------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          (5,992,906)                 (496)             (39,387)              167,781
                                             -------------------  --------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              435,537                72,957               18,683            1,765,285
                                             -------------------  --------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         (109,966)  $             63,248  $            14,400  $         1,713,782
                                             ===================  ====================  ===================  ===================

                                                   MSF MET/             MSF MET/
                                                  DIMENSIONAL          WELLINGTON
                                                 INTERNATIONAL         CORE EQUITY
                                                 SMALL COMPANY        OPPORTUNITIES
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $             94,861  $         1,191,463
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                49,008              756,783
      Administrative charges...............                 9,307              138,952
                                             --------------------  -------------------
        Total expenses.....................                58,315              895,735
                                             --------------------  -------------------
           Net investment income (loss)....                36,546              295,728
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........               310,934            3,556,666
      Realized gains (losses) on sale of
        investments........................              (78,745)            (347,951)
                                             --------------------  -------------------
           Net realized gains (losses).....               232,189            3,208,715
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................                63,705             (39,556)
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               295,894            3,169,159
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            332,440  $         3,464,887
                                             ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
               INTERIM STATEMENTS OF OPERATIONS -- (CONTINUED)
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016
                                 (UNAUDITED)


                                                 MSF METLIFE           MSF METLIFE          MSF METLIFE           MSF METLIFE
                                             ASSET ALLOCATION 20   ASSET ALLOCATION 40  ASSET ALLOCATION 60   ASSET ALLOCATION 80
                                                 SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $           316,851  $        13,685,367   $        16,524,279  $        11,886,656
                                             -------------------  --------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              102,561            3,887,515             5,155,548            4,209,872
      Administrative charges...............               18,815              723,225               986,331              755,240
                                             -------------------  --------------------  -------------------  --------------------
        Total expenses.....................              121,376            4,610,740             6,141,879            4,965,112
                                             -------------------  --------------------  -------------------  --------------------
           Net investment income (loss)....              195,475            9,074,627            10,382,400            6,921,544
                                             -------------------  --------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........              328,325           25,191,331            47,667,782           48,118,098
      Realized gains (losses) on sale of
        investments........................             (48,856)          (1,941,035)           (2,705,708)          (2,389,522)
                                             -------------------  --------------------  -------------------  --------------------
           Net realized gains (losses).....              279,469           23,250,296            44,962,074           45,728,576
                                             -------------------  --------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................               33,421         (13,904,717)          (28,268,880)         (30,559,073)
                                             -------------------  --------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................              312,890            9,345,579            16,693,194           15,169,503
                                             -------------------  --------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           508,365  $        18,420,206   $        27,075,594  $        22,091,047
                                             ===================  ====================  ===================  ====================

                                                  MSF METLIFE          MSF METLIFE             MSF MFS
                                              MID CAP STOCK INDEX      STOCK INDEX          TOTAL RETURN         MSF MFS VALUE
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $             67,543  $           884,311  $            210,981  $           483,164
                                             --------------------  -------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                66,266              520,298                73,190              215,021
      Administrative charges...............                12,471               90,573                14,495               43,112
                                             --------------------  -------------------  --------------------  -------------------
        Total expenses.....................                78,737              610,871                87,685              258,133
                                             --------------------  -------------------  --------------------  -------------------
           Net investment income (loss)....              (11,194)              273,440               123,296              225,031
                                             --------------------  -------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........               523,646            2,204,915               327,055            2,118,930
      Realized gains (losses) on sale of
        investments........................               140,682            1,189,235               164,799             (15,664)
                                             --------------------  -------------------  --------------------  -------------------
           Net realized gains (losses).....               664,328            3,394,150               491,854            2,103,266
                                             --------------------  -------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................                28,527            (738,573)             (130,384)            (516,116)
                                             --------------------  -------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               692,855            2,655,577               361,470            1,587,150
                                             --------------------  -------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            681,661  $         2,929,017  $            484,766  $         1,812,181
                                             ====================  ===================  ====================  ===================

                                                   MSF MSCI           MSF NEUBERGER
                                                  EAFE INDEX         BERMAN GENESIS
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            143,815  $            24,873
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                59,183              124,173
      Administrative charges...............                11,331               22,055
                                             --------------------  -------------------
        Total expenses.....................                70,514              146,228
                                             --------------------  -------------------
           Net investment income (loss)....                73,301            (121,355)
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                    --                   --
      Realized gains (losses) on sale of
        investments........................               (4,602)              252,672
                                             --------------------  -------------------
           Net realized gains (losses).....               (4,602)              252,672
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................                21,562              898,375
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................                16,960            1,151,047
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $             90,261  $         1,029,692
                                             ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
               INTERIM STATEMENTS OF OPERATIONS -- (CONTINUED)
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016
                                 (UNAUDITED)



                                                                                                                  MSF VAN ECK
                                               MSF RUSSELL 2000      MSF T. ROWE PRICE    MSF T. ROWE PRICE     GLOBAL NATURAL
                                                     INDEX           LARGE CAP GROWTH     SMALL CAP GROWTH         RESOURCES
                                                  SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $            100,916  $                56  $                157  $            28,508
                                             --------------------  -------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                91,543              226,735                 5,142               49,323
      Administrative charges...............                17,229               41,095                   870                9,087
                                             --------------------  -------------------  --------------------  -------------------
        Total expenses.....................               108,772              267,830                 6,012               58,410
                                             --------------------  -------------------  --------------------  -------------------
           Net investment income (loss)....               (7,856)            (267,774)               (5,855)             (29,902)
                                             --------------------  -------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........               563,667            2,771,464                62,979                   --
      Realized gains (losses) on sale of
        investments........................                60,676            (113,056)                13,970            (477,363)
                                             --------------------  -------------------  --------------------  -------------------
           Net realized gains (losses).....               624,343            2,658,408                76,949            (477,363)
                                             --------------------  -------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................               290,802          (2,292,247)              (43,857)            2,161,115
                                             --------------------  -------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................               915,145              366,161                33,092            1,683,752
                                             --------------------  -------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            907,289  $            98,387  $             27,237  $         1,653,850
                                             ====================  ===================  ====================  ===================

                                              MSF WESTERN ASSET
                                                 MANAGEMENT         MSF WESTERN ASSET     OPPENHEIMER VA
                                               STRATEGIC BOND          MANAGEMENT           MAIN STREET            PIMCO VIT
                                                OPPORTUNITIES        U.S. GOVERNMENT         SMALL CAP            HIGH YIELD
                                                 SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $         1,124,780  $            651,000  $            10,509  $              4,807
                                             -------------------  --------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................              379,796               259,894               33,265                 1,092
      Administrative charges...............               77,451                52,256                7,722                   228
                                             -------------------  --------------------  -------------------  --------------------
        Total expenses.....................              457,247               312,150               40,987                 1,320
                                             -------------------  --------------------  -------------------  --------------------
           Net investment income (loss)....              667,533               338,850             (30,478)                 3,487
                                             -------------------  --------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --                    --              161,774                    --
      Realized gains (losses) on sale of
        investments........................               50,620               (9,590)               42,666                   854
                                             -------------------  --------------------  -------------------  --------------------
           Net realized gains (losses).....               50,620               (9,590)              204,440                   854
                                             -------------------  --------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................            2,672,880               254,609               88,943                 7,372
                                             -------------------  --------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................            2,723,500               245,019              293,383                 8,226
                                             -------------------  --------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         3,391,033  $            583,869  $           262,905  $             11,713
                                             ===================  ====================  ===================  ====================



                                                  PIMCO VIT            PIONEER VCT
                                                LOW DURATION          MID CAP VALUE
                                                 SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $               701  $             9,747
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk and
        other charges......................                  566               17,824
      Administrative charges...............                  117                3,800
                                             -------------------  -------------------
        Total expenses.....................                  683               21,624
                                             -------------------  -------------------
           Net investment income (loss)....                   18             (11,877)
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions..........                   --              130,261
      Realized gains (losses) on sale of
        investments........................                    5                1,397
                                             -------------------  -------------------
           Net realized gains (losses).....                    5              131,658
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................                  242               16,159
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses) on
        investments........................                  247              147,817
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $               265  $           135,940
                                             ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
               INTERIM STATEMENTS OF OPERATIONS -- (CONCLUDED)
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016
                                 (UNAUDITED)



                                                    PIONEER VCT             PUTNAM VT             PUTNAM VT
                                                REAL ESTATE SHARES        EQUITY INCOME       MULTI-CAP GROWTH
                                                    SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
                                               ---------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends..............................  $                 265  $              1,013  $              2,109
                                               ---------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk and
         other charges.......................                    125                   533                 2,018
      Administrative charges.................                     22                    74                   241
                                               ---------------------  --------------------  --------------------
         Total expenses......................                    147                   607                 2,259
                                               ---------------------  --------------------  --------------------
           Net investment income (loss)......                    118                   406                 (150)
                                               ---------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions............                  2,207                   954                20,723
      Realized gains (losses) on sale of
         investments.........................                    147                   748                 3,710
                                               ---------------------  --------------------  --------------------
           Net realized gains (losses).......                  2,354                 1,702                24,433
                                               ---------------------  --------------------  --------------------
      Change in unrealized gains (losses)
         on investments......................                (1,597)                 2,327              (10,758)
                                               ---------------------  --------------------  --------------------
      Net realized and change in
         unrealized gains (losses) on
         investments.........................                    757                 4,029                13,675
                                               ---------------------  --------------------  --------------------
      Net increase (decrease) in net assets
         resulting from operations...........  $                 875  $              4,435  $             13,525
                                               =====================  ====================  ====================


                                                RUSSELL AGGRESSIVE                          RUSSELL GLOBAL REAL
                                                      EQUITY           RUSSELL CORE BOND     ESTATE SECURITIES
                                                    SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                               --------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends..............................  $                 14  $                211  $                118
                                               --------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk and
         other charges.......................                    33                   225                    74
      Administrative charges.................                     3                    26                     8
                                               --------------------  --------------------  --------------------
         Total expenses......................                    36                   251                    82
                                               --------------------  --------------------  --------------------
           Net investment income (loss)......                  (22)                  (40)                    36
                                               --------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions............                     2                    27                    --
      Realized gains (losses) on sale of
         investments.........................                    --                    --                     7
                                               --------------------  --------------------  --------------------
           Net realized gains (losses).......                     2                    27                     7
                                               --------------------  --------------------  --------------------
      Change in unrealized gains (losses)
         on investments......................                   317                 1,361                   562
                                               --------------------  --------------------  --------------------
      Net realized and change in
         unrealized gains (losses) on
         investments.........................                   319                 1,388                   569
                                               --------------------  --------------------  --------------------
      Net increase (decrease) in net assets
         resulting from operations...........  $                297  $              1,348  $                605
                                               ====================  ====================  ====================

                                                                                              TAP 1919 VARIABLE
                                                RUSSELL MULTI-STYLE                          SOCIALLY RESPONSIVE
                                                      EQUITY            RUSSELL NON-U.S.          BALANCED
                                                    SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
                                               ---------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends..............................  $                 324  $                161  $                 --
                                               ---------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk and
         other charges.......................                    388                   103                   153
      Administrative charges.................                     45                    11                    28
                                               ---------------------  --------------------  --------------------
         Total expenses......................                    433                   114                   181
                                               ---------------------  --------------------  --------------------
           Net investment income (loss)......                  (109)                    47                 (181)
                                               ---------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES) ON
   INVESTMENTS:
      Realized gain distributions............                    571                    --                    --
      Realized gains (losses) on sale of
         investments.........................                     47                     9                 (750)
                                               ---------------------  --------------------  --------------------
           Net realized gains (losses).......                    618                     9                 (750)
                                               ---------------------  --------------------  --------------------
      Change in unrealized gains (losses)
         on investments......................                  1,820                   157                 1,425
                                               ---------------------  --------------------  --------------------
      Net realized and change in
         unrealized gains (losses) on
         investments.........................                  2,438                   166                   675
                                               ---------------------  --------------------  --------------------
      Net increase (decrease) in net assets
         resulting from operations...........  $               2,329  $                213  $                494
                                               =====================  ====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                 INTERIM STATEMENTS OF CHANGES IN NET ASSETS
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015



                                           AMERICAN FUNDS BOND           AMERICAN FUNDS GLOBAL GROWTH
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                        SEPTEMBER         DECEMBER         SEPTEMBER       DECEMBER
                                          2016              2015             2016            2015
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      (47,401)  $        32,864  $     (195,921)  $     (137,968)
   Net realized gains (losses).....           49,088          232,251        2,048,534        3,083,785
   Change in unrealized gains
     (losses) on investments.......          486,017        (369,445)      (1,120,178)      (1,554,636)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          487,704        (104,330)          732,435        1,391,181
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          182,829          124,640          219,976          191,745
   Net transfers (including fixed
     account)......................        (284,313)        (207,854)          210,855      (1,014,655)
   Contract charges................         (63,420)         (82,374)        (123,655)        (169,785)
   Transfers for contract benefits
     and terminations..............        (610,700)        (873,356)      (1,598,617)      (1,819,300)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (775,604)      (1,038,944)      (1,291,441)      (2,811,995)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............        (287,900)      (1,143,274)        (559,006)      (1,420,814)
NET ASSETS:
   Beginning of period.............       10,165,126       11,308,400       24,248,646       25,669,460
                                     ---------------  ---------------  ---------------  ---------------
   End of period...................  $     9,877,226  $    10,165,126  $    23,689,640  $    24,248,646
                                     ===============  ===============  ===============  ===============

                                              AMERICAN FUNDS
                                        GLOBAL SMALL CAPITALIZATION          AMERICAN FUNDS GROWTH
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                        SEPTEMBER         DECEMBER        SEPTEMBER         DECEMBER
                                          2016              2015            2016              2015
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      (40,579)  $      (61,139)  $     (459,992)  $     (501,444)
   Net realized gains (losses).....          869,863          551,557        4,937,908       13,143,719
   Change in unrealized gains
     (losses) on investments.......        (633,772)        (505,256)      (1,482,078)      (9,743,166)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          195,512         (14,838)        2,995,838        2,899,109
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           75,975           46,690          119,228          161,980
   Net transfers (including fixed
     account)......................          150,530          (6,034)        (580,162)      (2,197,056)
   Contract charges................         (28,038)         (35,339)        (265,641)        (355,389)
   Transfers for contract benefits
     and terminations..............        (230,279)        (263,057)      (3,378,092)      (4,553,347)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..         (31,812)        (257,740)      (4,104,667)      (6,943,812)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............          163,700        (272,578)      (1,108,829)      (4,044,703)
NET ASSETS:
   Beginning of period.............        4,660,568        4,933,146       52,129,155       56,173,858
                                     ---------------  ---------------  ---------------  ---------------
   End of period...................  $     4,824,268  $     4,660,568  $    51,020,326  $    52,129,155
                                     ===============  ===============  ===============  ===============


                                       AMERICAN FUNDS GROWTH-INCOME         FIDELITY VIP CONTRAFUND
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                         SEPTEMBER        DECEMBER        SEPTEMBER        DECEMBER
                                           2016             2015            2016             2015
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     (241,751)  $      (88,773)  $     (213,446)  $     (131,080)
   Net realized gains (losses).....        3,164,030        4,859,758        1,678,834        2,424,282
   Change in unrealized gains
     (losses) on investments.......      (1,113,657)      (4,776,095)        (665,870)      (2,450,487)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        1,808,622          (5,110)          799,518        (157,285)
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          464,704          499,381          135,009          109,859
   Net transfers (including fixed
     account)......................        (225,409)        (358,681)           40,794        (400,364)
   Contract charges................        (131,821)        (174,618)        (100,924)        (136,610)
   Transfers for contract benefits
     and terminations..............      (2,046,464)      (2,451,638)      (1,197,207)      (1,636,934)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (1,938,990)      (2,485,556)      (1,122,328)      (2,064,049)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............        (130,368)      (2,490,666)        (322,810)      (2,221,334)
NET ASSETS:
   Beginning of period.............       27,208,029       29,698,695       19,201,982       21,423,316
                                     ---------------  ---------------  ---------------  ---------------
   End of period...................  $    27,077,661  $    27,208,029  $    18,879,172  $    19,201,982
                                     ===============  ===============  ===============  ===============


                                        FIDELITY VIP EQUITY-INCOME
                                                SUB-ACCOUNT
                                     --------------------------------
                                        SEPTEMBER         DECEMBER
                                          2016              2015
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $         (728)  $         1,152
   Net realized gains (losses).....            3,907            8,502
   Change in unrealized gains
     (losses) on investments.......            3,266         (13,758)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............            6,445          (4,104)
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........               --               --
   Net transfers (including fixed
     account)......................            (477)              353
   Contract charges................            (472)            (498)
   Transfers for contract benefits
     and terminations..............         (18,437)         (11,529)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..         (19,386)         (11,674)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............         (12,941)         (15,778)
NET ASSETS:
   Beginning of period.............           71,803           87,581
                                     ---------------  ---------------
   End of period...................  $        58,862  $        71,803
                                     ===============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015



                                          FIDELITY VIP MID CAP          FTVIPT FRANKLIN INCOME VIP
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                        SEPTEMBER       DECEMBER         SEPTEMBER         DECEMBER
                                          2016            2015             2016              2015
                                     --------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $    (152,873)  $     (181,361)  $       811,374  $       729,211
   Net realized gains (losses).....         946,940        2,173,723        (163,830)         (20,122)
   Change in unrealized gains
     (losses) on investments.......          77,136      (2,422,001)        1,098,842      (2,703,315)
                                     --------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............         871,203        (429,639)        1,746,386      (1,994,226)
                                     --------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          87,244          241,608          221,744          214,349
   Net transfers (including fixed
     account)......................         129,212           34,825        (238,730)          530,095
   Contract charges................        (79,829)        (105,827)        (111,192)        (147,046)
   Transfers for contract benefits
     and terminations..............       (710,532)      (1,161,136)      (1,482,770)      (1,968,187)
                                     --------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..       (573,905)        (990,530)      (1,610,948)      (1,370,789)
                                     --------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............         297,298      (1,420,169)          135,438      (3,365,015)
NET ASSETS:
   Beginning of period.............      15,335,678       16,755,847       21,170,997       24,536,012
                                     --------------  ---------------  ---------------  ---------------
   End of period...................  $   15,632,976  $    15,335,678  $    21,306,435  $    21,170,997
                                     ==============  ===============  ===============  ===============

                                              FTVIPT FRANKLIN                   FTVIPT FRANKLIN
                                             MUTUAL SHARES VIP                SMALL CAP VALUE VIP
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                         SEPTEMBER       DECEMBER          SEPTEMBER        DECEMBER
                                           2016            2015              2016             2015
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $        36,970  $        65,792  $       (5,603)  $      (25,083)
   Net realized gains (losses).....          333,781          386,996          531,516          541,549
   Change in unrealized gains
     (losses) on investments.......         (61,575)        (697,353)           31,905        (829,307)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          309,176        (244,565)          557,818        (312,841)
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           12,972           31,753           22,503           46,778
   Net transfers (including fixed
     account)......................           45,676           89,412        (104,086)          153,231
   Contract charges................         (17,031)         (23,456)         (20,550)         (25,317)
   Transfers for contract benefits
     and terminations..............        (135,299)        (484,307)        (162,488)        (172,334)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..         (93,682)        (386,598)        (264,621)            2,358
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............          215,494        (631,163)          293,197        (310,483)
NET ASSETS:
   Beginning of period.............        3,653,863        4,285,026        3,343,147        3,653,630
                                     ---------------  ---------------  ---------------  ---------------
   End of period...................  $     3,869,357  $     3,653,863  $     3,636,344  $     3,343,147
                                     ===============  ===============  ===============  ===============

                                             FTVIPT TEMPLETON                  FTVIPT TEMPLETON
                                                FOREIGN VIP                     GLOBAL BOND VIP
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                        SEPTEMBER        DECEMBER         SEPTEMBER        DECEMBER
                                          2016             2015             2016             2015
                                     --------------   ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       74,182   $       184,113  $     (110,217)  $       781,102
   Net realized gains (losses).....          82,910           412,597        (119,887)          (5,919)
   Change in unrealized gains
     (losses) on investments.......         218,182       (1,558,430)        (224,749)      (1,456,610)
                                     --------------   ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............         375,274         (961,720)        (454,853)        (681,427)
                                     --------------   ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          45,585            55,875          162,781          152,613
   Net transfers (including fixed
     account)......................         387,145           622,033          258,859          372,354
   Contract charges................        (63,641)          (85,321)         (70,212)        (101,268)
   Transfers for contract benefits
     and terminations..............       (556,136)       (1,034,853)        (638,165)        (742,404)
                                     --------------   ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..       (187,047)         (442,266)        (286,737)        (318,705)
                                     --------------   ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............         188,227       (1,403,986)        (741,590)      (1,000,132)
NET ASSETS:
   Beginning of period.............      11,534,530        12,938,516       11,391,228       12,391,360
                                     --------------   ---------------  ---------------  ---------------
   End of period...................  $   11,722,757   $    11,534,530  $    10,649,638  $    11,391,228
                                     ==============   ===============  ===============  ===============


                                      INVESCO V.I. EQUITY AND INCOME
                                                SUB-ACCOUNT
                                     --------------------------------
                                        SEPTEMBER        DECEMBER
                                          2016             2015
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       110,980  $       175,894
   Net realized gains (losses).....          688,039        2,061,234
   Change in unrealized gains
     (losses) on investments.......          306,746      (2,973,420)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        1,105,765        (736,292)
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          229,572          517,603
   Net transfers (including fixed
     account)......................         (17,999)          139,863
   Contract charges................         (80,286)        (110,007)
   Transfers for contract benefits
     and terminations..............      (1,061,102)      (1,554,477)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (929,815)      (1,007,018)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............          175,950      (1,743,310)
NET ASSETS:
   Beginning of period.............       17,872,666       19,615,976
                                     ---------------  ---------------
   End of period...................  $    18,048,616  $    17,872,666
                                     ===============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015


                                                                              LMPVET CLEARBRIDGE
                                     INVESCO V.I. INTERNATIONAL GROWTH    VARIABLE AGGRESSIVE GROWTH
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     ---------------------------------  --------------------------------
                                         SEPTEMBER       DECEMBER          SEPTEMBER         DECEMBER
                                           2016            2015              2016              2015
                                      --------------  ---------------   ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....   $       16,819  $       (4,585)   $     (179,802)  $     (220,142)
   Net realized gains (losses).....           91,141          161,798           295,157        3,006,703
   Change in unrealized gains
     (losses) on investments.......           93,040        (574,849)          (14,581)      (3,342,663)
                                      --------------  ---------------   ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          201,000        (417,636)           100,774        (556,102)
                                      --------------  ---------------   ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           59,764          151,373           372,190          741,158
   Net transfers (including fixed
     account)......................          134,692          327,191           603,274        (167,936)
   Contract charges................         (62,265)         (81,299)          (57,786)         (81,172)
   Transfers for contract benefits
     and terminations..............        (488,563)        (720,794)       (1,414,483)      (2,346,532)
                                      --------------  ---------------   ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (356,372)        (323,529)         (496,805)      (1,854,482)
                                      --------------  ---------------   ---------------  ---------------
     Net increase (decrease)
       in net assets...............        (155,372)        (741,165)         (396,031)      (2,410,584)
NET ASSETS:
   Beginning of period.............       10,351,518       11,092,683        17,489,432       19,900,016
                                      --------------  ---------------   ---------------  ---------------
   End of period...................   $   10,196,146  $    10,351,518   $    17,093,401  $    17,489,432
                                      ==============  ===============   ===============  ===============

                                            LMPVET CLEARBRIDGE                LMPVET CLEARBRIDGE
                                           VARIABLE APPRECIATION          VARIABLE DIVIDEND STRATEGY
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                         SEPTEMBER       DECEMBER          SEPTEMBER        DECEMBER
                                           2016            2015              2016             2015
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     (234,464)  $      (56,759)  $     (126,653)  $        27,610
   Net realized gains (losses).....          646,250        1,600,211          353,982          490,538
   Change in unrealized gains
     (losses) on investments.......          758,072      (1,504,427)        1,105,626      (1,483,363)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        1,169,858           39,025        1,332,955        (965,215)
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          725,095          814,833          335,824          391,671
   Net transfers (including fixed
     account)......................        (334,706)        (521,735)        (201,729)           78,594
   Contract charges................        (122,332)        (151,722)         (77,587)         (92,901)
   Transfers for contract benefits
     and terminations..............      (1,758,784)      (2,676,614)      (1,105,144)      (1,861,201)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (1,490,727)      (2,535,238)      (1,048,636)      (1,483,837)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............        (320,869)      (2,496,213)          284,319      (2,449,052)
NET ASSETS:
   Beginning of period.............       23,566,939       26,063,152       14,325,561       16,774,613
                                     ---------------  ---------------  ---------------  ---------------
   End of period...................  $    23,246,070  $    23,566,939  $    14,609,880  $    14,325,561
                                     ===============  ===============  ===============  ===============

                                             LMPVET CLEARBRIDGE                LMPVET CLEARBRIDGE
                                          VARIABLE LARGE CAP GROWTH         VARIABLE LARGE CAP VALUE
                                                 SUB-ACCOUNT                       SUB-ACCOUNT
                                     ---------------------------------  --------------------------------
                                         SEPTEMBER        DECEMBER         SEPTEMBER        DECEMBER
                                           2016             2015             2016             2015
                                     ---------------   ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       (2,769)   $       (3,130)  $       (5,242)  $       (1,108)
   Net realized gains (losses).....            7,010            42,243            5,298           25,599
   Change in unrealized gains
     (losses) on investments.......            6,380          (19,187)           21,571         (40,641)
                                     ---------------   ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............           10,621            19,926           21,627         (16,150)
                                     ---------------   ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........            5,208                --               --           11,097
   Net transfers (including fixed
     account)......................              472          (14,443)           69,134         (27,007)
   Contract charges................            (199)             (397)          (1,087)          (1,242)
   Transfers for contract benefits
     and terminations..............         (27,223)          (33,111)         (10,722)          (8,706)
                                     ---------------   ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..         (21,742)          (47,951)           57,325         (25,858)
                                     ---------------   ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............         (11,121)          (28,025)           78,952         (42,008)
NET ASSETS:
   Beginning of period.............          233,660           261,685          349,493          391,501
                                     ---------------   ---------------  ---------------  ---------------
   End of period...................  $       222,539   $       233,660  $       428,445  $       349,493
                                     ===============   ===============  ===============  ===============

                                            LMPVET CLEARBRIDGE
                                         VARIABLE SMALL CAP GROWTH
                                                SUB-ACCOUNT
                                     --------------------------------
                                        SEPTEMBER        DECEMBER
                                          2016             2015
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      (45,187)  $      (69,343)
   Net realized gains (losses).....          155,775          208,837
   Change in unrealized gains
     (losses) on investments.......           48,889        (423,551)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          159,477        (284,057)
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           77,848          153,206
   Net transfers (including fixed
     account)......................           50,920           19,178
   Contract charges................         (23,484)         (32,258)
   Transfers for contract benefits
     and terminations..............        (365,480)        (330,232)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        (260,196)        (190,106)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............        (100,719)        (474,163)
NET ASSETS:
   Beginning of period.............        4,612,937        5,087,100
                                     ---------------  ---------------
   End of period...................  $     4,512,218  $     4,612,937
                                     ===============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015


                                                   LMPVET QS                        LMPVET QS
                                         VARIABLE CONSERVATIVE GROWTH            VARIABLE GROWTH
                                                  SUB-ACCOUNT                      SUB-ACCOUNT
                                       --------------------------------  -------------------------------
                                           SEPTEMBER        DECEMBER        SEPTEMBER       DECEMBER
                                             2016             2015            2016            2015
                                       ---------------  ---------------  --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $      (19,609)  $        14,071  $     (14,097)  $       (1,105)
   Net realized gains (losses).......           42,510           70,917          56,209          181,639
   Change in unrealized gains
     (losses) on investments.........          109,201        (154,281)          14,963        (235,904)
                                       ---------------  ---------------  --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............          132,102         (69,293)          57,075         (55,370)
                                       ---------------  ---------------  --------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          135,558          198,645           3,271           70,886
   Net transfers (including fixed
     account)........................            2,710        (265,257)           7,190           16,184
   Contract charges..................         (14,338)         (16,604)         (4,089)          (4,509)
   Transfers for contract benefits
     and terminations................        (339,765)        (162,588)        (70,470)         (58,529)
                                       ---------------  ---------------  --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....        (215,835)        (245,804)        (64,098)           24,032
                                       ---------------  ---------------  --------------  ---------------
     Net increase (decrease)
       in net assets.................         (83,733)        (315,097)         (7,023)         (31,338)
NET ASSETS:
   Beginning of period...............        2,433,690        2,748,787       1,409,068        1,440,406
                                       ---------------  ---------------  --------------  ---------------
   End of period.....................  $     2,349,957  $     2,433,690  $    1,402,045  $     1,409,068
                                       ===============  ===============  ==============  ===============

                                                  LMPVET QS                LMPVIT WESTERN ASSET VARIABLE
                                          VARIABLE MODERATE GROWTH            GLOBAL HIGH YIELD BOND
                                                 SUB-ACCOUNT                        SUB-ACCOUNT
                                       --------------------------------  -------------------------------
                                          SEPTEMBER         DECEMBER        SEPTEMBER        DECEMBER
                                            2016              2015            2016             2015
                                       ---------------  ---------------  --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $         (462)  $            76  $     (90,553)   $      416,674
   Net realized gains (losses).......            1,152            4,488       (168,546)         (86,781)
   Change in unrealized gains
     (losses) on investments.........            1,622          (6,453)       1,291,925        (976,480)
                                       ---------------  ---------------  --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............            2,312          (1,889)       1,032,826        (646,587)
                                       ---------------  ---------------  --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............               40              352         174,591          128,250
   Net transfers (including fixed
     account)........................              137              481         (4,949)          324,477
   Contract charges..................             (43)             (73)        (43,247)         (56,859)
   Transfers for contract benefits
     and terminations................          (4,131)         (22,187)       (774,279)        (637,536)
                                       ---------------  ---------------  --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....          (3,997)         (21,427)       (647,884)        (241,668)
                                       ---------------  ---------------  --------------   --------------
     Net increase (decrease)
       in net assets.................          (1,685)         (23,316)         384,942        (888,255)
NET ASSETS:
   Beginning of period...............           52,861           76,177       8,226,372        9,114,627
                                       ---------------  ---------------  --------------   --------------
   End of period.....................  $        51,176  $        52,861  $    8,611,314   $    8,226,372
                                       ===============  ===============  ==============   ==============

                                                MIST AB GLOBAL            MIST ALLIANZ GLOBAL INVESTORS
                                              DYNAMIC ALLOCATION            DYNAMIC MULTI-ASSET PLUS
                                                  SUB-ACCOUNT                      SUB-ACCOUNT
                                       -------------------------------  -------------------------------
                                          SEPTEMBER        DECEMBER        SEPTEMBER        DECEMBER
                                            2016             2015            2016             2015
                                       --------------   --------------  --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $      728,128   $    2,890,740  $     (27,110)   $          694
   Net realized gains (losses).......       2,239,196        7,795,395         (4,347)            3,588
   Change in unrealized gains
     (losses) on investments.........       4,714,019     (11,873,101)         109,680         (79,700)
                                       --------------   --------------  --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............       7,681,343      (1,186,966)          78,223         (75,418)
                                       --------------   --------------  --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............       1,626,046        2,133,725         476,638          885,743
   Net transfers (including fixed
     account)........................         434,525      (5,288,279)         195,025        1,261,265
   Contract charges..................     (1,228,092)      (1,710,041)        (16,733)         (12,391)
   Transfers for contract benefits
     and terminations................     (5,256,810)      (6,892,234)       (111,464)         (54,543)
                                       --------------   --------------  --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....     (4,424,331)     (11,756,829)         543,466        2,080,074
                                       --------------   --------------  --------------   --------------
     Net increase (decrease)
       in net assets.................       3,257,012     (12,943,795)         621,689        2,004,656
NET ASSETS:
   Beginning of period...............     152,872,305      165,816,100       2,457,753          453,097
                                       --------------   --------------  --------------   --------------
   End of period.....................  $  156,129,317   $  152,872,305  $    3,079,442   $    2,457,753
                                       ==============   ==============  ==============   ==============

                                             MIST AMERICAN FUNDS
                                             BALANCED ALLOCATION
                                                 SUB-ACCOUNT
                                       -------------------------------
                                          SEPTEMBER        DECEMBER
                                            2016             2015
                                       --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $      898,546   $    (407,046)
   Net realized gains (losses).......      18,456,773       14,435,039
   Change in unrealized gains
     (losses) on investments.........     (6,442,422)     (18,838,250)
                                       --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............      12,912,897      (4,810,257)
                                       --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............       3,334,956        2,537,193
   Net transfers (including fixed
     account)........................         956,280        2,697,019
   Contract charges..................     (1,581,910)      (2,067,218)
   Transfers for contract benefits
     and terminations................    (14,268,602)     (16,202,873)
                                       --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....    (11,559,276)     (13,035,879)
                                       --------------   --------------
     Net increase (decrease)
       in net assets.................       1,353,621     (17,846,136)
NET ASSETS:
   Beginning of period...............     209,463,986      227,310,122
                                       --------------   --------------
   End of period.....................  $  210,817,607   $  209,463,986
                                       ==============   ==============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015


                                            MIST AMERICAN FUNDS              MIST AMERICAN FUNDS
                                             GROWTH ALLOCATION                     GROWTH
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                         SEPTEMBER       DECEMBER         SEPTEMBER         DECEMBER
                                           2016            2015             2016              2015
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $        90,417  $     (313,282)  $     (411,454)  $     (363,199)
   Net realized gains (losses).....       10,171,528        7,960,003       12,032,648        6,514,302
   Change in unrealized gains
     (losses) on investments.......      (3,868,428)      (9,878,377)      (8,930,952)      (3,822,987)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        6,393,517      (2,231,656)        2,690,242        2,328,116
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          237,331          813,470          560,816        1,161,898
   Net transfers (including fixed
     account)......................          217,348          922,854        (378,734)      (1,624,402)
   Contract charges................        (769,770)        (993,730)        (344,597)        (425,513)
   Transfers for contract benefits
     and terminations..............      (4,092,652)      (4,541,348)      (2,163,741)      (4,318,572)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (4,407,743)      (3,798,754)      (2,326,256)      (5,206,589)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............        1,985,774      (6,030,410)          363,986      (2,878,473)
NET ASSETS:
   Beginning of period.............       96,555,654      102,586,064       46,911,838       49,790,311
                                     ---------------  ---------------  ---------------  ---------------
   End of period...................  $    98,541,428  $    96,555,654  $    47,275,824  $    46,911,838
                                     ===============  ===============  ===============  ===============

                                            MIST AMERICAN FUNDS             MIST AQR GLOBAL RISK
                                            MODERATE ALLOCATION                   BALANCED
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                         SEPTEMBER       DECEMBER        SEPTEMBER         DECEMBER
                                           2016            2015            2016              2015
                                     ---------------  --------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       783,188  $    (123,687)  $   (1,463,629)  $     6,126,612
   Net realized gains (losses).....        7,426,219       6,052,679      (2,653,905)       13,719,574
   Change in unrealized gains
     (losses) on investments.......      (1,686,281)     (8,464,797)       16,941,131     (36,332,071)
                                     ---------------  --------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        6,523,126     (2,535,805)       12,823,597     (16,485,885)
                                     ---------------  --------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        1,171,212       1,359,140          853,757          965,482
   Net transfers (including fixed
     account)......................          165,919       (200,996)      (3,810,035)      (6,948,277)
   Contract charges................        (812,146)     (1,081,525)      (1,104,479)      (1,626,249)
   Transfers for contract benefits
     and terminations..............      (4,643,814)     (6,479,536)      (6,538,925)      (6,909,588)
                                     ---------------  --------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (4,118,829)     (6,402,917)     (10,599,682)     (14,518,632)
                                     ---------------  --------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............        2,404,297     (8,938,722)        2,223,915     (31,004,517)
NET ASSETS:
   Beginning of period.............      109,590,218     118,528,940      133,212,455      164,216,972
                                     ---------------  --------------  ---------------  ---------------
   End of period...................  $   111,994,515  $  109,590,218  $   135,436,370  $   133,212,455
                                     ===============  ==============  ===============  ===============

                                           MIST BLACKROCK GLOBAL
                                            TACTICAL STRATEGIES            MIST BLACKROCK HIGH YIELD
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                         SEPTEMBER        DECEMBER         SEPTEMBER        DECEMBER
                                           2016             2015             2016             2015
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       934,115  $       200,740  $     1,012,987  $     1,222,768
   Net realized gains (losses).....       22,812,491       14,027,735        (319,735)           53,324
   Change in unrealized gains
     (losses) on investments.......     (12,234,042)     (18,727,774)        1,092,190      (2,361,470)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............       11,512,564      (4,499,299)        1,785,442      (1,085,378)
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        2,391,595        3,075,581          118,863        1,228,525
   Net transfers (including fixed
     account)......................      (2,239,609)      (3,472,798)          232,118            8,002
   Contract charges................      (2,206,456)      (3,139,337)        (114,988)        (150,121)
   Transfers for contract benefits
     and terminations..............     (11,411,326)     (12,011,012)      (1,039,680)      (1,383,239)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..     (13,465,796)     (15,547,566)        (803,687)        (296,833)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (1,953,232)     (20,046,865)          981,755      (1,382,211)
NET ASSETS:
   Beginning of period.............      281,948,937      301,995,802       18,646,696       20,028,907
                                     ---------------  ---------------  ---------------  ---------------
   End of period...................  $   279,995,705  $   281,948,937  $    19,628,451  $    18,646,696
                                     ===============  ===============  ===============  ===============


                                      MIST CLARION GLOBAL REAL ESTATE
                                                SUB-ACCOUNT
                                     --------------------------------
                                         SEPTEMBER        DECEMBER
                                           2016             2015
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       196,620  $       591,235
   Net realized gains (losses).....          150,964          230,931
   Change in unrealized gains
     (losses) on investments.......        1,133,625      (1,573,025)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        1,481,209        (750,859)
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           67,144          216,460
   Net transfers (including fixed
     account)......................        (957,955)        (146,164)
   Contract charges................        (134,037)        (173,525)
   Transfers for contract benefits
     and terminations..............      (1,816,023)      (2,284,037)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (2,840,871)      (2,387,266)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (1,359,662)      (3,138,125)
NET ASSETS:
   Beginning of period.............       24,715,483       27,853,608
                                     ---------------  ---------------
   End of period...................  $    23,355,821  $    24,715,483
                                     ===============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015


                                          MIST CLEARBRIDGE AGGRESSIVE           MIST GOLDMAN SACHS
                                                    GROWTH                         MID CAP VALUE
                                                  SUB-ACCOUNT                       SUB-ACCOUNT
                                       --------------------------------  -------------------------------
                                           SEPTEMBER        DECEMBER         SEPTEMBER       DECEMBER
                                             2016             2015             2016            2015
                                       ---------------  ---------------  ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $     (408,336)  $     (815,835)  $      (86,678)  $    (250,790)
   Net realized gains (losses).......        1,499,432        2,644,719        1,356,232       6,334,338
   Change in unrealized gains
     (losses) on investments.........        (189,043)      (4,943,638)           55,567     (8,851,416)
                                       ---------------  ---------------  ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............          902,053      (3,114,754)        1,325,121     (2,767,868)
                                       ---------------  ---------------  ---------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          261,611          753,767          130,764       1,768,275
   Net transfers (including fixed
     account)........................      (1,014,297)        2,668,234        (227,684)         348,011
   Contract charges..................        (309,402)        (414,155)        (122,806)       (159,957)
   Transfers for contract benefits
     and terminations................      (2,643,566)      (4,753,182)      (1,061,321)     (1,961,945)
                                       ---------------  ---------------  ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (3,705,654)      (1,745,336)      (1,281,047)         (5,616)
                                       ---------------  ---------------  ---------------  --------------
     Net increase (decrease)
       in net assets.................      (2,803,601)      (4,860,090)           44,074     (2,773,484)
NET ASSETS:
   Beginning of period...............       53,015,802       57,875,892       23,217,032      25,990,516
                                       ---------------  ---------------  ---------------  --------------
   End of period.....................  $    50,212,201  $    53,015,802  $    23,261,106  $   23,217,032
                                       ===============  ===============  ===============  ==============

                                             MIST HARRIS OAKMARK            MIST INVESCO BALANCED-RISK
                                                INTERNATIONAL                       ALLOCATION
                                                 SUB-ACCOUNT                        SUB-ACCOUNT
                                       --------------------------------  --------------------------------
                                          SEPTEMBER        DECEMBER          SEPTEMBER        DECEMBER
                                            2016             2015              2016             2015
                                       ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $       478,297  $       791,930  $     (335,656)  $       475,724
   Net realized gains (losses).......        2,735,642        6,055,377        (186,036)        2,470,723
   Change in unrealized gains
     (losses) on investments.........      (2,745,196)     (10,046,093)        4,439,309      (4,949,711)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............          468,743      (3,198,786)        3,917,617      (2,003,264)
                                       ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          518,626          598,739        1,002,272        1,525,795
   Net transfers (including fixed
     account)........................          875,328          810,289        2,555,206        1,185,746
   Contract charges..................        (312,131)        (426,304)        (289,641)        (356,517)
   Transfers for contract benefits
     and terminations................      (2,481,546)      (4,949,594)      (1,460,808)      (1,659,022)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (1,399,723)      (3,966,870)        1,807,029          696,002
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets.................        (930,980)      (7,165,656)        5,724,646      (1,307,262)
NET ASSETS:
   Beginning of period...............       54,326,088       61,491,744       33,941,121       35,248,383
                                       ---------------  ---------------  ---------------  ---------------
   End of period.....................  $    53,395,108  $    54,326,088  $    39,665,767  $    33,941,121
                                       ===============  ===============  ===============  ===============


                                             MIST INVESCO COMSTOCK          MIST INVESCO MID CAP VALUE
                                                  SUB-ACCOUNT                       SUB-ACCOUNT
                                       --------------------------------  --------------------------------
                                           SEPTEMBER        DECEMBER         SEPTEMBER        DECEMBER
                                             2016             2015             2016             2015
                                       ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $       525,889  $       563,285  $      (96,108)  $     (220,691)
   Net realized gains (losses).......        3,106,378        2,263,180          964,157        1,375,080
   Change in unrealized gains
     (losses) on investments.........      (1,657,452)      (5,818,057)          413,283      (3,202,407)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............        1,974,815      (2,991,592)        1,281,332      (2,048,018)
                                       ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          255,088          555,767          123,194          301,449
   Net transfers (including fixed
     account)........................        (499,809)           99,699          408,348          519,444
   Contract charges..................        (195,724)        (271,560)        (126,457)        (159,598)
   Transfers for contract benefits
     and terminations................      (1,728,666)      (2,835,741)        (866,183)      (1,544,632)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (2,169,111)      (2,451,835)        (461,098)        (883,337)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets.................        (194,296)      (5,443,427)          820,234      (2,931,355)
NET ASSETS:
   Beginning of period...............       37,715,764       43,159,191       18,139,725       21,071,080
                                       ---------------  ---------------  ---------------  ---------------
   End of period.....................  $    37,521,468  $    37,715,764  $    18,959,959  $    18,139,725
                                       ===============  ===============  ===============  ===============

                                            MIST INVESCO SMALL CAP
                                                    GROWTH
                                                  SUB-ACCOUNT
                                       --------------------------------
                                           SEPTEMBER        DECEMBER
                                             2016             2015
                                       ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $     (297,284)  $     (443,336)
   Net realized gains (losses).......        4,390,439        7,346,384
   Change in unrealized gains
     (losses) on investments.........      (2,382,279)      (7,657,776)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............        1,710,876        (754,728)
                                       ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          121,270          313,423
   Net transfers (including fixed
     account)........................        (141,500)          814,922
   Contract charges..................        (138,622)        (177,711)
   Transfers for contract benefits
     and terminations................      (1,243,670)      (2,353,015)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (1,402,522)      (1,402,381)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets.................          308,354      (2,157,109)
NET ASSETS:
   Beginning of period...............       25,061,065       27,218,174
                                       ---------------  ---------------
   End of period.....................  $    25,369,419  $    25,061,065
                                       ===============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015


                                                                               MIST JPMORGAN GLOBAL
                                           MIST JPMORGAN CORE BOND               ACTIVE ALLOCATION
                                                 SUB-ACCOUNT                        SUB-ACCOUNT
                                       --------------------------------  --------------------------------
                                          SEPTEMBER         DECEMBER         SEPTEMBER        DECEMBER
                                            2016              2015             2016             2015
                                       ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $       471,074  $       181,162  $       650,704  $       717,537
   Net realized gains (losses).......            9,415          (2,985)        1,076,124        2,868,559
   Change in unrealized gains
     (losses) on investments.........          690,313        (494,972)        1,172,716      (3,865,926)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............        1,170,802        (316,795)        2,899,544        (279,830)
                                       ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          229,473        2,193,313        2,242,014        3,404,390
   Net transfers (including fixed
     account)........................        1,801,033          225,223        4,139,362        1,854,339
   Contract charges..................        (212,359)        (259,556)        (488,013)        (556,547)
   Transfers for contract benefits
     and terminations................      (1,284,819)      (1,492,921)      (2,185,989)      (2,463,064)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....          533,328          666,059        3,707,374        2,239,118
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets.................        1,704,130          349,264        6,606,918        1,959,288
NET ASSETS:
   Beginning of period...............       29,105,670       28,756,406       56,797,375       54,838,087
                                       ---------------  ---------------  ---------------  ---------------
   End of period.....................  $    30,809,800  $    29,105,670  $    63,404,293  $    56,797,375
                                       ===============  ===============  ===============  ===============

                                                                                MIST LOOMIS SAYLES
                                         MIST JPMORGAN SMALL CAP VALUE            GLOBAL MARKETS
                                                  SUB-ACCOUNT                       SUB-ACCOUNT
                                       --------------------------------  --------------------------------
                                           SEPTEMBER        DECEMBER        SEPTEMBER        DECEMBER
                                             2016             2015            2016             2015
                                       ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $        23,440  $      (14,177)  $        83,564  $       (7,849)
   Net realized gains (losses).......          291,845          456,851          962,130          598,732
   Change in unrealized gains
     (losses) on investments.........          192,485        (825,843)         (26,576)        (635,698)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............          507,770        (383,169)        1,019,118         (44,815)
                                       ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............            6,025           10,707           82,011          127,688
   Net transfers (including fixed
     account)........................         (91,023)         (83,353)        (271,482)         (15,848)
   Contract charges..................         (21,598)         (27,995)        (121,231)        (153,262)
   Transfers for contract benefits
     and terminations................        (210,869)        (189,489)      (1,117,608)      (1,296,378)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....        (317,465)        (290,130)      (1,428,310)      (1,337,800)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets.................          190,305        (673,299)        (409,192)      (1,382,615)
NET ASSETS:
   Beginning of period...............        3,859,425        4,532,724       19,177,773       20,560,388
                                       ---------------  ---------------  ---------------  ---------------
   End of period.....................  $     4,049,730  $     3,859,425  $    18,768,581  $    19,177,773
                                       ===============  ===============  ===============  ===============

                                               MIST MET/ABERDEEN              MIST MET/EATON VANCE
                                            EMERGING MARKETS EQUITY               FLOATING RATE
                                                  SUB-ACCOUNT                      SUB-ACCOUNT
                                       -------------------------------  --------------------------------
                                          SEPTEMBER        DECEMBER         SEPTEMBER        DECEMBER
                                            2016             2015             2016             2015
                                       --------------   --------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $     (66,774)   $       62,708  $       177,118  $       139,193
   Net realized gains (losses).......       (483,711)        (218,037)         (45,368)         (25,881)
   Change in unrealized gains
     (losses) on investments.........       5,356,691      (4,862,852)          246,247        (286,734)
                                       --------------   --------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............       4,806,206      (5,018,181)          377,997        (173,422)
                                       --------------   --------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............         226,749        1,301,442           30,303          217,901
   Net transfers (including fixed
     account)........................     (1,354,109)        2,234,712          317,757           49,095
   Contract charges..................       (196,656)        (246,267)         (41,928)         (50,988)
   Transfers for contract benefits
     and terminations................     (1,591,346)      (2,038,345)        (858,855)        (417,478)
                                       --------------   --------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....     (2,915,362)        1,251,542        (552,723)        (201,470)
                                       --------------   --------------  ---------------  ---------------
     Net increase (decrease)
       in net assets.................       1,890,844      (3,766,639)        (174,726)        (374,892)
NET ASSETS:
   Beginning of period...............      28,620,864       32,387,503        6,913,321        7,288,213
                                       --------------   --------------  ---------------  ---------------
   End of period.....................  $   30,511,708   $   28,620,864  $     6,738,595  $     6,913,321
                                       ==============   ==============  ===============  ===============

                                               MIST MET/FRANKLIN
                                           LOW DURATION TOTAL RETURN
                                                  SUB-ACCOUNT
                                       --------------------------------
                                           SEPTEMBER        DECEMBER
                                             2016             2015
                                       ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $       313,319  $       306,055
   Net realized gains (losses).......        (111,043)         (96,368)
   Change in unrealized gains
     (losses) on investments.........           65,168        (645,866)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............          267,444        (436,179)
                                       ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          120,622        1,273,970
   Net transfers (including fixed
     account)........................          778,304          345,837
   Contract charges..................        (140,080)        (173,901)
   Transfers for contract benefits
     and terminations................      (1,798,037)      (1,609,839)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (1,039,191)        (163,933)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets.................        (771,747)        (600,112)
NET ASSETS:
   Beginning of period...............       18,863,103       19,463,215
                                       ---------------  ---------------
   End of period.....................  $    18,091,356  $    18,863,103
                                       ===============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015


                                            MIST MET/TEMPLETON               MIST MET/WELLINGTON
                                            INTERNATIONAL BOND               LARGE CAP RESEARCH
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                        SEPTEMBER         DECEMBER        SEPTEMBER         DECEMBER
                                          2016              2015            2016              2015
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      (33,924)  $       219,363  $        16,783  $      (15,359)
   Net realized gains (losses).....         (19,563)         (47,343)          127,937          210,535
   Change in unrealized gains
     (losses) on investments.......        (135,648)        (355,678)         (60,700)        (145,425)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        (189,135)        (183,658)           84,020           49,751
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           15,774           31,613           13,340           17,203
   Net transfers (including fixed
     account)......................          352,126        (111,871)            9,419         (57,626)
   Contract charges................         (23,688)         (33,378)         (12,853)         (15,750)
   Transfers for contract benefits
     and terminations..............        (114,102)        (129,293)         (18,136)         (63,373)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..          230,110        (242,929)          (8,230)        (119,546)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............           40,975        (426,587)           75,790         (69,795)
NET ASSETS:
   Beginning of period.............        3,012,995        3,439,582        1,619,820        1,689,615
                                     ---------------  ---------------  ---------------  ---------------
   End of period...................  $     3,053,970  $     3,012,995  $     1,695,610  $     1,619,820
                                     ===============  ===============  ===============  ===============


                                     MIST METLIFE ASSET ALLOCATION 100     MIST METLIFE BALANCED PLUS
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                     ---------------------------------  --------------------------------
                                         SEPTEMBER       DECEMBER          SEPTEMBER        DECEMBER
                                           2016            2015              2016             2015
                                     ---------------  ---------------   ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     1,018,283  $     (410,531)   $     7,097,017  $     2,645,339
   Net realized gains (losses).....       13,237,558       10,151,444         4,779,019       25,511,979
   Change in unrealized gains
     (losses) on investments.......      (8,158,512)     (13,481,859)        22,089,641     (50,776,056)
                                     ---------------  ---------------   ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        6,097,329      (3,740,946)        33,965,677     (22,618,738)
                                     ---------------  ---------------   ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          958,233        1,278,574         8,892,912       12,425,013
   Net transfers (including fixed
     account)......................        (761,996)      (1,914,161)         2,251,155        9,489,083
   Contract charges................        (582,018)        (752,627)       (3,157,851)      (4,217,993)
   Transfers for contract benefits
     and terminations..............      (2,769,296)      (5,238,556)      (12,813,970)     (14,553,548)
                                     ---------------  ---------------   ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (3,155,077)      (6,626,770)       (4,827,754)        3,142,555
                                     ---------------  ---------------   ---------------  ---------------
     Net increase (decrease)
       in net assets...............        2,942,252     (10,367,716)        29,137,923     (19,476,183)
NET ASSETS:
   Beginning of period.............      101,280,110      111,647,826       386,091,562      405,567,745
                                     ---------------  ---------------   ---------------  ---------------
   End of period...................  $   104,222,362  $   101,280,110   $   415,229,485  $   386,091,562
                                     ===============  ===============   ===============  ===============

                                         MIST METLIFE MULTI-INDEX
                                               TARGETED RISK             MIST METLIFE SMALL CAP VALUE
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                         SEPTEMBER        DECEMBER        SEPTEMBER        DECEMBER
                                           2016             2015            2016             2015
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $        94,689  $      (73,384)  $      (53,356)  $     (540,808)
   Net realized gains (losses).....           64,495          965,059          436,411       13,090,950
   Change in unrealized gains
     (losses) on investments.......        1,703,366      (2,085,820)        4,067,432     (14,921,084)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............        1,862,550      (1,194,145)        4,450,487      (2,370,942)
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        3,528,583        5,038,196           35,135          189,337
   Net transfers (including fixed
     account)......................        1,343,516       10,227,525      (1,002,908)      (1,687,112)
   Contract charges................        (277,105)        (313,460)        (172,424)        (224,917)
   Transfers for contract benefits
     and terminations..............      (1,227,343)      (1,752,661)      (1,633,888)      (2,368,637)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..        3,367,651       13,199,600      (2,774,085)      (4,091,329)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............        5,230,201       12,005,455        1,676,402      (6,462,271)
NET ASSETS:
   Beginning of period.............       35,919,901       23,914,446       31,073,203       37,535,474
                                     ---------------  ---------------  ---------------  ---------------
   End of period...................  $    41,150,102  $    35,919,901  $    32,749,605  $    31,073,203
                                     ===============  ===============  ===============  ===============


                                      MIST MFS RESEARCH INTERNATIONAL
                                                SUB-ACCOUNT
                                     --------------------------------
                                         SEPTEMBER        DECEMBER
                                           2016             2015
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       233,225  $       366,941
   Net realized gains (losses).....        (236,582)           78,281
   Change in unrealized gains
     (losses) on investments.......          293,028      (1,506,624)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............          289,671      (1,061,402)
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........           91,805        1,912,079
   Net transfers (including fixed
     account)......................          142,903        1,124,805
   Contract charges................        (152,709)        (216,757)
   Transfers for contract benefits
     and terminations..............      (1,427,832)      (2,794,064)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..      (1,345,833)           26,063
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............      (1,056,162)      (1,035,339)
NET ASSETS:
   Beginning of period.............       32,110,104       33,145,443
                                     ---------------  ---------------
   End of period...................  $    31,053,942  $    32,110,104
                                     ===============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015


                                              MIST MORGAN STANLEY               MIST OPPENHEIMER
                                                MID CAP GROWTH                    GLOBAL EQUITY
                                                  SUB-ACCOUNT                      SUB-ACCOUNT
                                       --------------------------------  ------------------------------
                                           SEPTEMBER        DECEMBER        SEPTEMBER       DECEMBER
                                             2016             2015            2016            2015
                                       ---------------  ---------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $     (104,178)  $     (155,126)  $      (4,126)  $     (17,383)
   Net realized gains (losses).......           75,619          124,778         214,773         216,680
   Change in unrealized gains
     (losses) on investments.........           78,255        (676,092)       (265,640)        (67,246)
                                       ---------------  ---------------  --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............           49,696        (706,440)        (54,993)         132,051
                                       ---------------  ---------------  --------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          116,649          299,912          10,763          20,615
   Net transfers (including fixed
     account)........................          457,759          546,208          90,879         (8,855)
   Contract charges..................         (55,928)         (78,947)        (21,135)        (26,971)
   Transfers for contract benefits
     and terminations................        (431,556)        (379,318)       (228,058)       (318,905)
                                       ---------------  ---------------  --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....           86,924          387,855       (147,551)       (334,116)
                                       ---------------  ---------------  --------------  --------------
     Net increase (decrease)
       in net assets.................          136,620        (318,585)       (202,544)       (202,065)
NET ASSETS:
   Beginning of period...............       10,396,254       10,714,839       4,287,176       4,489,241
                                       ---------------  ---------------  --------------  --------------
   End of period.....................  $    10,532,874  $    10,396,254  $    4,084,632  $    4,287,176
                                       ===============  ===============  ==============  ==============

                                                MIST PANAGORA                     MIST PIMCO
                                           GLOBAL DIVERSIFIED RISK         INFLATION PROTECTED BOND
                                                 SUB-ACCOUNT                      SUB-ACCOUNT
                                       -------------------------------  -------------------------------
                                          SEPTEMBER        DECEMBER        SEPTEMBER        DECEMBER
                                            2016             2015            2016             2015
                                       --------------  ---------------  --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $     (17,050)  $       (6,399)  $    (790,033)  $     2,381,395
   Net realized gains (losses).......           4,970          (3,715)       (881,572)      (1,245,280)
   Change in unrealized gains
     (losses) on investments.........         196,506         (42,727)       5,431,642      (4,453,652)
                                       --------------  ---------------  --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............         184,426         (52,841)       3,760,037      (3,317,537)
                                       --------------  ---------------  --------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............         234,529          167,836         216,914          650,017
   Net transfers (including fixed
     account)........................       1,751,490          611,899     (1,063,879)           49,265
   Contract charges..................        (13,043)          (5,304)       (452,377)        (599,997)
   Transfers for contract benefits
     and terminations................        (63,224)         (96,605)     (3,580,030)      (6,297,883)
                                       --------------  ---------------  --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....       1,909,752          677,826     (4,879,372)      (6,198,598)
                                       --------------  ---------------  --------------  ---------------
     Net increase (decrease)
       in net assets.................       2,094,178          624,985     (1,119,335)      (9,516,135)
NET ASSETS:
   Beginning of period...............         871,167          246,182      66,263,476       75,779,611
                                       --------------  ---------------  --------------  ---------------
   End of period.....................  $    2,965,345  $       871,167  $   65,144,141  $    66,263,476
                                       ==============  ===============  ==============  ===============

                                                                                  MIST PYRAMIS
                                           MIST PIMCO TOTAL RETURN              GOVERNMENT INCOME
                                                 SUB-ACCOUNT                       SUB-ACCOUNT
                                       -------------------------------  -------------------------------
                                          SEPTEMBER        DECEMBER        SEPTEMBER        DECEMBER
                                            2016             2015            2016             2015
                                       --------------  ---------------  ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $    1,910,238  $     5,822,345  $       481,338  $      450,536
   Net realized gains (losses).......       (669,513)        1,293,583           40,687         (8,211)
   Change in unrealized gains
     (losses) on investments.........       4,085,230      (9,457,803)        1,556,850       (905,219)
                                       --------------  ---------------  ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............       5,325,955      (2,341,875)        2,078,875       (462,894)
                                       --------------  ---------------  ---------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............         680,834        1,138,614          668,257         707,625
   Net transfers (including fixed
     account)........................       (751,977)      (3,695,106)        2,387,712         232,261
   Contract charges..................     (1,036,569)      (1,349,014)        (377,356)       (528,976)
   Transfers for contract benefits
     and terminations................     (7,321,013)     (13,110,666)      (2,257,131)     (2,517,403)
                                       --------------  ---------------  ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....     (8,428,725)     (17,016,172)          421,482     (2,106,493)
                                       --------------  ---------------  ---------------  --------------
     Net increase (decrease)
       in net assets.................     (3,102,770)     (19,358,047)        2,500,357     (2,569,387)
NET ASSETS:
   Beginning of period...............     145,144,987      164,503,034       46,917,298      49,486,685
                                       --------------  ---------------  ---------------  --------------
   End of period.....................  $  142,042,217  $   145,144,987  $    49,417,655  $   46,917,298
                                       ==============  ===============  ===============  ==============


                                           MIST PYRAMIS MANAGED RISK
                                                  SUB-ACCOUNT
                                       -------------------------------
                                           SEPTEMBER       DECEMBER
                                             2016            2015
                                       ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $      (50,151)  $    (114,442)
   Net realized gains (losses).......         (79,823)         627,678
   Change in unrealized gains
     (losses) on investments.........          876,469       (971,214)
                                       ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............          746,495       (457,978)
                                       ---------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............        1,169,006       1,743,429
   Net transfers (including fixed
     account)........................      (2,206,363)       5,603,174
   Contract charges..................        (115,285)       (145,798)
   Transfers for contract benefits
     and terminations................        (826,231)       (553,993)
                                       ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (1,978,873)       6,646,812
                                       ---------------  --------------
     Net increase (decrease)
       in net assets.................      (1,232,378)       6,188,834
NET ASSETS:
   Beginning of period...............       16,664,615      10,475,781
                                       ---------------  --------------
   End of period.....................  $    15,432,237  $   16,664,615
                                       ===============  ==============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015


                                                                                       MIST SSGA
                                       MIST SCHRODERS GLOBAL MULTI-ASSET         GROWTH AND INCOME ETF
                                                  SUB-ACCOUNT                         SUB-ACCOUNT
                                       ----------------------------------  --------------------------------
                                           SEPTEMBER        DECEMBER           SEPTEMBER       DECEMBER
                                             2016             2015               2016            2015
                                       ---------------  ---------------    ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $        76,799  $     (101,784)    $     1,067,082  $       713,297
   Net realized gains (losses).......          361,484          828,959          5,151,258        5,990,856
   Change in unrealized gains
     (losses) on investments.........          882,492      (1,340,525)        (1,776,511)     (10,019,988)
                                       ---------------  ---------------    ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............        1,320,775        (613,350)          4,441,829      (3,315,835)
                                       ---------------  ---------------    ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          312,734        1,164,704            925,465          830,595
   Net transfers (including fixed
     account)........................          894,853        1,576,241          (475,970)        5,568,857
   Contract charges..................        (196,766)        (238,149)          (761,224)        (877,505)
   Transfers for contract benefits
     and terminations................        (795,508)        (862,122)        (3,796,527)      (5,209,760)
                                       ---------------  ---------------    ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....          215,313        1,640,674        (4,108,256)          312,187
                                       ---------------  ---------------    ---------------  ---------------
     Net increase (decrease)
       in net assets.................        1,536,088        1,027,324            333,573      (3,003,648)
NET ASSETS:
   Beginning of period...............       23,223,912       22,196,588         91,138,427       94,142,075
                                       ---------------  ---------------    ---------------  ---------------
   End of period.....................  $    24,760,000  $    23,223,912    $    91,472,000  $    91,138,427
                                       ===============  ===============    ===============  ===============

                                                                                MIST T. ROWE PRICE
                                            MIST SSGA GROWTH ETF                  LARGE CAP VALUE
                                                 SUB-ACCOUNT                        SUB-ACCOUNT
                                       --------------------------------  --------------------------------
                                          SEPTEMBER         DECEMBER         SEPTEMBER        DECEMBER
                                            2016              2015             2016             2015
                                       ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $       482,895  $       266,071  $       855,703  $      (57,383)
   Net realized gains (losses).......        2,929,936        3,321,916        7,746,417        1,891,682
   Change in unrealized gains
     (losses) on investments.........      (1,003,557)      (5,617,473)      (4,131,006)      (4,973,990)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............        2,409,274      (2,029,486)        4,471,114      (3,139,691)
                                       ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          691,543          383,728          239,383          733,719
   Net transfers (including fixed
     account)........................        (915,964)          830,582      (3,194,687)        1,874,890
   Contract charges..................        (437,787)        (506,773)        (283,804)        (365,131)
   Transfers for contract benefits
     and terminations................      (2,608,469)      (2,078,057)      (3,372,313)      (5,447,057)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (3,270,677)      (1,370,520)      (6,611,421)      (3,203,579)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets.................        (861,403)      (3,400,006)      (2,140,307)      (6,343,270)
NET ASSETS:
   Beginning of period...............       50,796,159       54,196,165       56,478,920       62,822,190
                                       ---------------  ---------------  ---------------  ---------------
   End of period.....................  $    49,934,756  $    50,796,159  $    54,338,613  $    56,478,920
                                       ===============  ===============  ===============  ===============

                                              MIST T. ROWE PRICE                MSF BAILLIE GIFFORD
                                                MID CAP GROWTH                  INTERNATIONAL STOCK
                                                  SUB-ACCOUNT                       SUB-ACCOUNT
                                       --------------------------------  --------------------------------
                                           SEPTEMBER        DECEMBER         SEPTEMBER        DECEMBER
                                             2016             2015             2016             2015
                                       ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $     (515,032)  $     (751,410)  $        24,985  $      (30,586)
   Net realized gains (losses).......        6,836,400        8,846,200           69,536          233,914
   Change in unrealized gains
     (losses) on investments.........      (4,506,798)      (5,810,445)        1,208,299        (648,676)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............        1,814,570        2,284,345        1,302,820        (445,348)
                                       ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          204,680          501,703          134,147          130,707
   Net transfers (including fixed
     account)........................          563,898        (987,551)         (36,139)        (668,167)
   Contract charges..................        (259,343)        (336,314)        (111,463)        (147,322)
   Transfers for contract benefits
     and terminations................      (2,735,268)      (3,406,079)        (938,217)        (868,759)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (2,226,033)      (4,228,241)        (951,672)      (1,553,541)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets.................        (411,463)      (1,943,896)          351,148      (1,998,889)
NET ASSETS:
   Beginning of period...............       43,895,418       45,839,314       14,635,763       16,634,652
                                       ---------------  ---------------  ---------------  ---------------
   End of period.....................  $    43,483,955  $    43,895,418  $    14,986,911  $    14,635,763
                                       ===============  ===============  ===============  ===============

                                            MSF BARCLAYS AGGREGATE
                                                  BOND INDEX
                                                  SUB-ACCOUNT
                                       --------------------------------
                                           SEPTEMBER        DECEMBER
                                             2016             2015
                                       ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $       241,308  $       153,664
   Net realized gains (losses).......            (960)         (20,454)
   Change in unrealized gains
     (losses) on investments.........          359,363        (359,064)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............          599,711        (225,854)
                                       ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          890,065          637,149
   Net transfers (including fixed
     account)........................        3,360,928        1,599,831
   Contract charges..................        (116,383)        (129,982)
   Transfers for contract benefits
     and terminations................      (1,184,510)      (1,426,296)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....        2,950,100          680,702
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets.................        3,549,811          454,848
NET ASSETS:
   Beginning of period...............       13,232,780       12,777,932
                                       ---------------  ---------------
   End of period.....................  $    16,782,591  $    13,232,780
                                       ===============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015


                                                                                MSF BLACKROCK
                                          MSF BLACKROCK BOND INCOME         CAPITAL APPRECIATION
                                                 SUB-ACCOUNT                     SUB-ACCOUNT
                                       ------------------------------  ------------------------------
                                          SEPTEMBER       DECEMBER        SEPTEMBER       DECEMBER
                                            2016            2015            2016            2015
                                       --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $      159,037  $      194,312  $     (16,793)  $     (22,338)
   Net realized gains (losses).......         (1,304)         111,591         127,214         270,930
   Change in unrealized gains
     (losses) on investments.........         220,328       (399,918)        (81,940)       (192,648)
                                       --------------  --------------  --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............         378,061        (94,015)          28,481          55,944
                                       --------------  --------------  --------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............         109,963          70,408           2,798           8,781
   Net transfers (including fixed
     account)........................         157,966       (113,416)          52,769          33,034
   Contract charges..................        (50,569)        (69,288)         (7,624)         (9,498)
   Transfers for contract benefits
     and terminations................       (408,402)       (790,322)        (20,141)        (22,208)
                                       --------------  --------------  --------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....       (191,042)       (902,618)          27,802          10,109
                                       --------------  --------------  --------------  --------------
     Net increase (decrease)
       in net assets.................         187,019       (996,633)          56,283          66,053
NET ASSETS:
   Beginning of period...............       8,361,283       9,357,916       1,326,058       1,260,005
                                       --------------  --------------  --------------  --------------
   End of period.....................  $    8,548,302  $    8,361,283  $    1,382,341  $    1,326,058
                                       ==============  ==============  ==============  ==============

                                                 MSF BLACKROCK                   MSF FRONTIER
                                             ULTRA-SHORT TERM BOND              MID CAP GROWTH
                                                  SUB-ACCOUNT                     SUB-ACCOUNT
                                       -------------------------------  -------------------------------
                                           SEPTEMBER       DECEMBER        SEPTEMBER        DECEMBER
                                             2016            2015            2016             2015
                                       ---------------  --------------  --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $     (636,444)  $    (883,157)  $    (102,165)   $    (160,264)
   Net realized gains (losses).......            2,627              --       1,024,740        1,628,332
   Change in unrealized gains
     (losses) on investments.........           18,080              --       (577,645)      (1,304,420)
                                       ---------------  --------------  --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............        (615,737)       (883,157)         344,930          163,648
                                       ---------------  --------------  --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............        1,191,409       1,479,857          37,461           87,429
   Net transfers (including fixed
     account)........................        8,475,127       7,588,452       (218,320)        (818,070)
   Contract charges..................        (366,854)       (495,767)        (47,652)         (67,048)
   Transfers for contract benefits
     and terminations................     (11,307,490)    (11,213,333)       (387,300)        (774,887)
                                       ---------------  --------------  --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (2,007,808)     (2,640,791)       (615,811)      (1,572,576)
                                       ---------------  --------------  --------------   --------------
     Net increase (decrease)
       in net assets.................      (2,623,545)     (3,523,948)       (270,881)      (1,408,928)
NET ASSETS:
   Beginning of period...............       51,448,096      54,972,044       8,688,181       10,097,109
                                       ---------------  --------------  --------------   --------------
   End of period.....................  $    48,824,551  $   51,448,096  $    8,417,300   $    8,688,181
                                       ===============  ==============  ==============   ==============


                                              MSF JENNISON GROWTH        MSF LOOMIS SAYLES SMALL CAP CORE
                                                  SUB-ACCOUNT                       SUB-ACCOUNT
                                       --------------------------------  --------------------------------
                                           SEPTEMBER       DECEMBER         SEPTEMBER        DECEMBER
                                             2016            2015             2016             2015
                                       ---------------  ---------------  --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $     (545,503)  $     (843,964)  $      (9,709)   $     (14,328)
   Net realized gains (losses).......        6,428,443       10,325,965          73,453          127,438
   Change in unrealized gains
     (losses) on investments.........      (5,992,906)      (4,930,509)           (496)        (139,150)
                                       ---------------  ---------------  --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............        (109,966)        4,551,492          63,248         (26,040)
                                       ---------------  ---------------  --------------   --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          198,469          487,980          14,207           10,266
   Net transfers (including fixed
     account)........................          506,200      (3,035,745)             809         (55,755)
   Contract charges..................        (240,799)        (328,657)         (6,857)          (8,195)
   Transfers for contract benefits
     and terminations................      (3,222,969)      (5,225,125)        (16,332)         (71,387)
                                       ---------------  ---------------  --------------   --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (2,759,099)      (8,101,547)         (8,173)        (125,071)
                                       ---------------  ---------------  --------------   --------------
     Net increase (decrease)
       in net assets.................      (2,869,065)      (3,550,055)          55,075        (151,111)
NET ASSETS:
   Beginning of period...............       49,735,341       53,285,396         745,135          896,246
                                       ---------------  ---------------  --------------   --------------
   End of period.....................  $    46,866,276  $    49,735,341  $      800,210   $      745,135
                                       ===============  ===============  ==============   ==============

                                               MSF LOOMIS SAYLES
                                               SMALL CAP GROWTH
                                                  SUB-ACCOUNT
                                       --------------------------------
                                           SEPTEMBER       DECEMBER
                                             2016            2015
                                       ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $       (4,283)  $       (6,479)
   Net realized gains (losses).......           58,070           98,843
   Change in unrealized gains
     (losses) on investments.........         (39,387)         (88,359)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............           14,400            4,005
                                       ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............            1,280           10,910
   Net transfers (including fixed
     account)........................            8,492         (19,942)
   Contract charges..................          (3,884)          (4,209)
   Transfers for contract benefits
     and terminations................         (10,447)         (56,698)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....          (4,559)         (69,939)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets.................            9,841         (65,934)
NET ASSETS:
   Beginning of period...............          499,150          565,084
                                       ---------------  ---------------
   End of period.....................  $       508,991  $       499,150
                                       ===============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015


                                                                                MSF MET/DIMENSIONAL
                                        MSF MET/ARTISAN MID CAP VALUE       INTERNATIONAL SMALL COMPANY
                                                 SUB-ACCOUNT                        SUB-ACCOUNT
                                      ---------------------------------  --------------------------------
                                         SEPTEMBER         DECEMBER          SEPTEMBER       DECEMBER
                                           2016              2015              2016            2015
                                      ---------------  ----------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $      (51,503)  $      (113,898)  $        36,546  $         6,593
   Net realized gains (losses)......        1,597,504         2,288,046          232,189          787,717
   Change in unrealized gains
     (losses) on investments........          167,781       (3,891,613)           63,705        (591,734)
                                      ---------------  ----------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations.............        1,713,782       (1,717,465)          332,440          202,576
                                      ---------------  ----------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........           27,480            35,692           18,092           35,160
   Net transfers (including fixed
     account).......................        (121,773)         (130,668)            2,928          645,541
   Contract charges.................         (64,644)          (91,779)         (30,244)         (41,170)
   Transfers for contract benefits
     and terminations...............      (1,043,447)       (1,360,817)        (192,089)        (171,715)
                                      ---------------  ----------------  ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..      (1,202,384)       (1,547,572)        (201,313)          467,816
                                      ---------------  ----------------  ---------------  ---------------
     Net increase (decrease)
        in net assets...............          511,398       (3,265,037)          131,127          670,392
NET ASSETS:
   Beginning of period..............       13,531,871        16,796,908        5,136,332        4,465,940
                                      ---------------  ----------------  ---------------  ---------------
   End of period....................  $    14,043,269  $     13,531,871  $     5,267,459  $     5,136,332
                                      ===============  ================  ===============  ===============

                                             MSF MET/WELLINGTON
                                          CORE EQUITY OPPORTUNITIES        MSF METLIFE ASSET ALLOCATION 20
                                                 SUB-ACCOUNT                         SUB-ACCOUNT
                                      ---------------------------------  ---------------------------------
                                          SEPTEMBER         DECEMBER         SEPTEMBER        DECEMBER
                                            2016              2015             2016             2015
                                      ----------------  ---------------  ---------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $        295,728  $       (6,286)  $       195,475   $        46,066
   Net realized gains (losses)......         3,208,715       24,790,625          279,469           200,893
   Change in unrealized gains
     (losses) on investments........          (39,556)     (24,420,438)           33,421         (377,702)
                                      ----------------  ---------------  ---------------   ---------------
     Net increase (decrease)
        in net assets resulting
        from operations.............         3,464,887          363,901          508,365         (130,743)
                                      ----------------  ---------------  ---------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........           250,672        2,354,056          271,947           210,000
   Net transfers (including fixed
     account).......................        14,973,138      (1,856,978)        2,504,827       (1,942,784)
   Contract charges.................         (416,417)        (471,116)         (74,468)          (53,041)
   Transfers for contract benefits
     and terminations...............       (4,301,498)      (5,376,616)      (1,203,491)       (1,480,715)
                                      ----------------  ---------------  ---------------   ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..        10,505,895      (5,350,654)        1,498,815       (3,266,540)
                                      ----------------  ---------------  ---------------   ---------------
     Net increase (decrease)
        in net assets...............        13,970,782      (4,986,753)        2,007,180       (3,397,283)
NET ASSETS:
   Beginning of period..............        67,211,320       72,198,073        7,224,333        10,621,616
                                      ----------------  ---------------  ---------------   ---------------
   End of period....................  $     81,182,102  $    67,211,320  $     9,231,513   $     7,224,333
                                      ================  ===============  ===============   ===============


                                        MSF METLIFE ASSET ALLOCATION 40    MSF METLIFE ASSET ALLOCATION 60
                                                  SUB-ACCOUNT                        SUB-ACCOUNT
                                      ---------------------------------  ---------------------------------
                                          SEPTEMBER         DECEMBER         SEPTEMBER         DECEMBER
                                            2016              2015             2016              2015
                                      ----------------  ---------------  ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $      9,074,627  $   (5,620,857)  $     10,382,400  $   (5,951,945)
   Net realized gains (losses)......        23,250,296       24,754,369        44,962,074       39,155,564
   Change in unrealized gains
     (losses) on investments........      (13,904,717)     (29,649,088)      (28,268,880)     (48,189,302)
                                      ----------------  ---------------  ----------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations.............        18,420,206     (10,515,576)        27,075,594     (14,985,683)
                                      ----------------  ---------------  ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........         2,868,653        4,677,792         2,347,361        3,841,935
   Net transfers (including fixed
     account).......................            87,008     (14,170,267)       (5,308,207)      (6,468,884)
   Contract charges.................       (2,510,678)      (3,457,058)       (3,491,140)      (4,716,411)
   Transfers for contract benefits
     and terminations...............      (25,005,621)     (35,537,534)      (23,970,263)     (44,219,236)
                                      ----------------  ---------------  ----------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..      (24,560,638)     (48,487,067)      (30,422,249)     (51,562,596)
                                      ----------------  ---------------  ----------------  ---------------
     Net increase (decrease)
        in net assets...............       (6,140,432)     (59,002,643)       (3,346,655)     (66,548,279)
NET ASSETS:
   Beginning of period..............       393,113,254      452,115,897       538,458,969      605,007,248
                                      ----------------  ---------------  ----------------  ---------------
   End of period....................  $    386,972,822  $   393,113,254  $    535,112,314  $   538,458,969
                                      ================  ===============  ================  ===============


                                       MSF METLIFE ASSET ALLOCATION 80
                                                 SUB-ACCOUNT
                                      --------------------------------
                                         SEPTEMBER         DECEMBER
                                           2016              2015
                                      ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $     6,921,544  $   (5,898,500)
   Net realized gains (losses)......       45,728,576       22,128,571
   Change in unrealized gains
     (losses) on investments........     (30,559,073)     (30,263,064)
                                      ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from operations.............       22,091,047     (14,032,993)
                                      ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........        2,904,639        4,594,386
   Net transfers (including fixed
     account).......................      (6,349,535)      (1,752,389)
   Contract charges.................      (2,552,958)      (3,302,830)
   Transfers for contract benefits
     and terminations...............     (19,308,916)     (28,550,165)
                                      ---------------  ---------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..     (25,306,770)     (29,010,998)
                                      ---------------  ---------------
     Net increase (decrease)
        in net assets...............      (3,215,723)     (43,043,991)
NET ASSETS:
   Beginning of period..............      418,126,664      461,170,655
                                      ---------------  ---------------
   End of period....................  $   414,910,941  $   418,126,664
                                      ===============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015


                                       MSF METLIFE MID CAP STOCK INDEX       MSF METLIFE STOCK INDEX
                                                 SUB-ACCOUNT                       SUB-ACCOUNT
                                       --------------------------------  -------------------------------
                                          SEPTEMBER        DECEMBER         SEPTEMBER        DECEMBER
                                            2016             2015             2016             2015
                                       --------------  ---------------   ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $     (11,194)  $      (47,767)   $       273,440  $     (67,968)
   Net realized gains (losses).......         664,328          612,611         3,394,150       4,401,337
   Change in unrealized gains
     (losses) on investments.........          28,527        (852,547)         (738,573)     (4,768,021)
                                       --------------  ---------------   ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............         681,661        (287,703)         2,929,017       (434,652)
                                       --------------  ---------------   ---------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............         114,995          148,751           293,829         466,861
   Net transfers (including fixed
     account)........................          43,571          392,815         2,290,344       (834,305)
   Contract charges..................        (44,594)         (57,401)         (251,161)       (311,904)
   Transfers for contract benefits
     and terminations................       (327,948)        (336,215)       (2,478,810)     (3,289,496)
                                       --------------  ---------------   ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....       (213,976)          147,950         (145,798)     (3,968,844)
                                       --------------  ---------------   ---------------  --------------
     Net increase (decrease)
       in net assets.................         467,685        (139,753)         2,783,219     (4,403,496)
NET ASSETS:
   Beginning of period...............       6,518,909        6,658,662        48,000,755      52,404,251
                                       --------------  ---------------   ---------------  --------------
   End of period.....................  $    6,986,594  $     6,518,909   $    50,783,974  $   48,000,755
                                       ==============  ===============   ===============  ==============

                                            MSF MFS TOTAL RETURN                MSF MFS VALUE
                                                 SUB-ACCOUNT                     SUB-ACCOUNT
                                       ------------------------------  -------------------------------
                                          SEPTEMBER       DECEMBER        SEPTEMBER        DECEMBER
                                            2016            2015            2016             2015
                                       --------------  --------------  --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $      123,296  $       77,022  $      225,031  $       240,945
   Net realized gains (losses).......         491,854         232,337       2,103,266        3,983,616
   Change in unrealized gains
     (losses) on investments.........       (130,384)       (457,063)       (516,116)      (4,630,770)
                                       --------------  --------------  --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............         484,766       (147,704)       1,812,181        (406,209)
                                       --------------  --------------  --------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          52,650          15,485         205,269          217,813
   Net transfers (including fixed
     account)........................        (93,404)          22,104       1,549,561          260,194
   Contract charges..................        (36,455)        (51,434)       (157,552)        (184,446)
   Transfers for contract benefits
     and terminations................       (773,055)       (973,346)     (1,834,929)      (1,628,071)
                                       --------------  --------------  --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....       (850,264)       (987,191)       (237,651)      (1,334,510)
                                       --------------  --------------  --------------  ---------------
     Net increase (decrease)
       in net assets.................       (365,498)     (1,134,895)       1,574,530      (1,740,719)
NET ASSETS:
   Beginning of period...............       7,861,563       8,996,458      22,384,588       24,125,307
                                       --------------  --------------  --------------  ---------------
   End of period.....................  $    7,496,065  $    7,861,563  $   23,959,118  $    22,384,588
                                       ==============  ==============  ==============  ===============

                                              MSF MSCI EAFE INDEX         MSF NEUBERGER BERMAN GENESIS
                                                  SUB-ACCOUNT                      SUB-ACCOUNT
                                       -------------------------------  -------------------------------
                                          SEPTEMBER        DECEMBER         SEPTEMBER       DECEMBER
                                            2016             2015             2016            2015
                                       ---------------  --------------  ---------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $        73,301  $       98,920  $     (121,355)  $    (192,211)
   Net realized gains (losses).......          (4,602)          60,573          252,672         503,039
   Change in unrealized gains
     (losses) on investments.........           21,562       (396,487)          898,375       (432,472)
                                       ---------------  --------------  ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from operations...............           90,261       (236,994)        1,029,692       (121,644)
                                       ---------------  --------------  ---------------  --------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............           57,818         221,970           22,619          33,430
   Net transfers (including fixed
     account)........................           18,558       1,302,804         (38,172)       (572,685)
   Contract charges..................         (41,112)        (49,594)         (65,899)        (92,723)
   Transfers for contract benefits
     and terminations................        (341,269)       (361,268)        (536,027)     (1,024,701)
                                       ---------------  --------------  ---------------  --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....        (306,005)       1,113,912        (617,479)     (1,656,679)
                                       ---------------  --------------  ---------------  --------------
     Net increase (decrease)
       in net assets.................        (215,744)         876,918          412,213     (1,778,323)
NET ASSETS:
   Beginning of period...............        6,209,128       5,332,210       11,881,985      13,660,308
                                       ---------------  --------------  ---------------  --------------
   End of period.....................  $     5,993,384  $    6,209,128  $    12,294,198  $   11,881,985
                                       ===============  ==============  ===============  ==============

                                           MSF RUSSELL 2000 INDEX
                                                 SUB-ACCOUNT
                                       -------------------------------
                                          SEPTEMBER       DECEMBER
                                            2016            2015
                                       --------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $      (7,856)  $      (63,178)
   Net realized gains (losses).......         624,343          901,965
   Change in unrealized gains
     (losses) on investments.........         290,802      (1,477,704)
                                       --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............         907,289        (638,917)
                                       --------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............         142,444        1,645,344
   Net transfers (including fixed
     account)........................       (527,414)        (461,652)
   Contract charges..................        (51,451)         (66,596)
   Transfers for contract benefits
     and terminations................       (364,663)        (562,868)
                                       --------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....       (801,084)          554,228
                                       --------------  ---------------
     Net increase (decrease)
       in net assets.................         106,205         (84,689)
NET ASSETS:
   Beginning of period...............       9,450,123        9,534,812
                                       --------------  ---------------
   End of period.....................  $    9,556,328  $     9,450,123
                                       ==============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015


                                               MSF T. ROWE PRICE               MSF T. ROWE PRICE
                                               LARGE CAP GROWTH                SMALL CAP GROWTH
                                                  SUB-ACCOUNT                     SUB-ACCOUNT
                                       -------------------------------  --------------------------------
                                           SEPTEMBER       DECEMBER        SEPTEMBER        DECEMBER
                                             2016            2015            2016             2015
                                       ---------------  --------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $     (267,774)  $    (360,429)  $       (5,855)  $       (8,919)
   Net realized gains (losses).......        2,658,408       4,463,214           76,949           72,810
   Change in unrealized gains
     (losses) on investments.........      (2,292,247)     (2,319,054)         (43,857)         (58,083)
                                       ---------------  --------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............           98,387       1,783,731           27,237            5,808
                                       ---------------  --------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          140,431         571,579               --               --
   Net transfers (including fixed
     account)........................          610,561       2,862,222          (1,416)         (19,829)
   Contract charges..................        (144,528)       (162,308)          (3,803)          (4,752)
   Transfers for contract benefits
     and terminations................      (1,089,074)     (1,590,180)         (32,876)         (18,861)
                                       ---------------  --------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....        (482,610)       1,681,313         (38,095)         (43,442)
                                       ---------------  --------------  ---------------  ---------------
     Net increase (decrease)
       in net assets.................        (384,223)       3,465,044         (10,858)         (37,634)
NET ASSETS:
   Beginning of period...............       22,843,144      19,378,100          487,781          525,415
                                       ---------------  --------------  ---------------  ---------------
   End of period.....................  $    22,458,921  $   22,843,144  $       476,923  $       487,781
                                       ===============  ==============  ===============  ===============

                                              MSF VAN ECK GLOBAL           MSF WESTERN ASSET MANAGEMENT
                                               NATURAL RESOURCES           STRATEGIC BOND OPPORTUNITIES
                                                  SUB-ACCOUNT                       SUB-ACCOUNT
                                       --------------------------------  --------------------------------
                                           SEPTEMBER        DECEMBER        SEPTEMBER        DECEMBER
                                             2016             2015            2016             2015
                                       ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $      (29,902)  $      (74,073)  $       667,533  $           717
   Net realized gains (losses).......        (477,363)        (401,795)           50,620               24
   Change in unrealized gains
     (losses) on investments.........        2,161,115      (1,487,172)        2,672,880          (1,452)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............        1,653,850      (1,963,040)        3,391,033            (711)
                                       ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............           33,951           70,423          188,590               --
   Net transfers (including fixed
     account)........................        (839,784)        1,040,892       73,067,182            (176)
   Contract charges..................         (39,740)         (54,915)        (247,046)            (136)
   Transfers for contract benefits
     and terminations................        (244,107)        (281,586)      (2,555,129)              (4)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....      (1,089,680)          774,814       70,453,597            (316)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets.................          564,170      (1,188,226)       73,844,630          (1,027)
NET ASSETS:
   Beginning of period...............        4,311,458        5,499,684           20,143           21,170
                                       ---------------  ---------------  ---------------  ---------------
   End of period.....................  $     4,875,628  $     4,311,458  $    73,864,773  $        20,143
                                       ===============  ===============  ===============  ===============

                                         MSF WESTERN ASSET MANAGEMENT           OPPENHEIMER VA MAIN
                                                U.S. GOVERNMENT                  STREET SMALL CAP
                                                  SUB-ACCOUNT                       SUB-ACCOUNT
                                       --------------------------------  --------------------------------
                                          SEPTEMBER        DECEMBER         SEPTEMBER         DECEMBER
                                            2016             2015             2016              2015
                                       ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $       338,850  $       167,675  $      (30,478)  $      (31,591)
   Net realized gains (losses).......          (9,590)         (12,160)          204,440          851,551
   Change in unrealized gains
     (losses) on investments.........          254,609        (488,723)           88,943      (1,152,699)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............          583,869        (333,208)          262,905        (332,739)
                                       ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............          506,680          415,070           20,927           54,656
   Net transfers (including fixed
     account)........................        1,261,948          141,130           61,394        (107,001)
   Contract charges..................        (190,540)        (239,300)         (23,652)         (32,101)
   Transfers for contract benefits
     and terminations................      (1,983,991)      (2,930,170)        (236,536)        (382,782)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....        (405,903)      (2,613,270)        (177,867)        (467,228)
                                       ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets.................          177,966      (2,946,478)           85,038        (799,967)
NET ASSETS:
   Beginning of period...............       27,884,257       30,830,735        4,179,638        4,979,605
                                       ---------------  ---------------  ---------------  ---------------
   End of period.....................  $    28,062,223  $    27,884,257  $     4,264,676  $     4,179,638
                                       ===============  ===============  ===============  ===============


                                             PIMCO VIT HIGH YIELD
                                                  SUB-ACCOUNT
                                       --------------------------------
                                          SEPTEMBER        DECEMBER
                                            2016             2015
                                       ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)......  $         3,487  $         5,396
   Net realized gains (losses).......              854            7,365
   Change in unrealized gains
     (losses) on investments.........            7,372         (15,496)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...............           11,713          (2,735)
                                       ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners............               --               --
   Net transfers (including fixed
     account)........................          (1,519)            1,245
   Contract charges..................            (683)            (737)
   Transfers for contract benefits
     and terminations................         (10,429)         (44,937)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions....         (12,631)         (44,429)
                                       ---------------  ---------------
     Net increase (decrease)
       in net assets.................            (918)         (47,164)
NET ASSETS:
   Beginning of period...............          121,278          168,442
                                       ---------------  ---------------
   End of period.....................  $       120,360  $       121,278
                                       ===============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015



                                          PIMCO VIT LOW DURATION          PIONEER VCT MID CAP VALUE
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                         SEPTEMBER       DECEMBER         SEPTEMBER         DECEMBER
                                           2016            2015             2016              2015
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $            18  $         1,331  $      (11,877)  $      (19,679)
   Net realized gains (losses).....                5              208          131,658          288,425
   Change in unrealized gains
     (losses) on investments.......              242          (2,265)           16,159        (444,878)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............              265            (726)          135,940        (176,132)
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........               --               --           83,835           42,806
   Net transfers (including fixed
     account)......................            (236)              334          (6,050)            8,443
   Contract charges................            (402)            (377)          (7,191)         (11,103)
   Transfers for contract benefits
     and terminations..............          (2,134)          (4,813)         (90,534)        (204,819)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..          (2,772)          (4,856)         (19,940)        (164,673)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............          (2,507)          (5,582)          116,000        (340,805)
NET ASSETS:
   Beginning of period.............           65,235           70,817        2,051,323        2,392,128
                                     ---------------  ---------------  ---------------  ---------------
   End of period...................  $        62,728  $        65,235  $     2,167,323  $     2,051,323
                                     ===============  ===============  ===============  ===============

                                                PIONEER VCT
                                            REAL ESTATE SHARES              PUTNAM VT EQUITY INCOME
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                         SEPTEMBER       DECEMBER          SEPTEMBER        DECEMBER
                                           2016            2015              2016             2015
                                     ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $           118  $            50  $           406  $           168
   Net realized gains (losses).....            2,354            1,452            1,702              328
   Change in unrealized gains
     (losses) on investments.......          (1,597)          (1,183)            2,327          (2,781)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............              875              319            4,435          (2,285)
                                     ---------------  ---------------  ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........               --               --               --               --
   Net transfers (including fixed
     account)......................               --               --           14,704            (337)
   Contract charges................             (52)             (47)               --               --
   Transfers for contract benefits
     and terminations..............              (2)              (4)              (6)              (5)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..             (54)             (51)           14,698            (342)
                                     ---------------  ---------------  ---------------  ---------------
     Net increase (decrease)
       in net assets...............              821              268           19,133          (2,627)
NET ASSETS:
   Beginning of period.............           11,585           11,317           51,000           53,627
                                     ---------------  ---------------  ---------------  ---------------
   End of period...................  $        12,406  $        11,585  $        70,133  $        51,000
                                     ===============  ===============  ===============  ===============


                                        PUTNAM VT MULTI-CAP GROWTH         RUSSELL AGGRESSIVE EQUITY
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                         SEPTEMBER        DECEMBER        SEPTEMBER        DECEMBER
                                           2016             2015            2016             2015
                                     ---------------  ---------------  --------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $         (150)  $       (1,580)  $         (22)   $          (26)
   Net realized gains (losses).....           24,433           44,918               2               363
   Change in unrealized gains
     (losses) on investments.......         (10,758)         (46,765)             317             (672)
                                     ---------------  ---------------  --------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............           13,525          (3,427)             297             (335)
                                     ---------------  ---------------  --------------   ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........            8,149            7,455              --                --
   Net transfers (including fixed
     account)......................            (777)         (88,792)              --                --
   Contract charges................               --              (2)              --                --
   Transfers for contract benefits
     and terminations..............          (9,507)          (7,235)             (3)               (2)
                                     ---------------  ---------------  --------------   ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..          (2,135)         (88,574)             (3)               (2)
                                     ---------------  ---------------  --------------   ---------------
     Net increase (decrease)
       in net assets...............           11,390         (92,001)             294             (337)
NET ASSETS:
   Beginning of period.............          217,119          309,120           3,638             3,975
                                     ---------------  ---------------  --------------   ---------------
   End of period...................  $       228,509  $       217,119  $        3,932   $         3,638
                                     ===============  ===============  ==============   ===============


                                             RUSSELL CORE BOND
                                                SUB-ACCOUNT
                                     --------------------------------
                                        SEPTEMBER        DECEMBER
                                          2016             2015
                                     ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $          (40)  $           237
   Net realized gains (losses).....               27              274
   Change in unrealized gains
     (losses) on investments.......            1,361            (870)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.............            1,348            (359)
                                     ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........               --               --
   Net transfers (including fixed
     account)......................               --               --
   Contract charges................               --               --
   Transfers for contract benefits
     and terminations..............              (2)              (3)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions..              (2)              (3)
                                     ---------------  ---------------
     Net increase (decrease)
       in net assets...............            1,346            (362)
NET ASSETS:
   Beginning of period.............           23,307           23,669
                                     ---------------  ---------------
   End of period...................  $        24,653  $        23,307
                                     ===============  ===============


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

            FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                OF FIRST METLIFE INVESTORS INSURANCE COMPANY
         INTERIM STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED
                              DECEMBER 31, 2015



                                      RUSSELL GLOBAL REAL ESTATE SECURITIES      RUSSELL MULTI-STYLE EQUITY
                                                   SUB-ACCOUNT                           SUB-ACCOUNT
                                      --------------------------------------  ----------------------------------
                                            SEPTEMBER         DECEMBER            SEPTEMBER         DECEMBER
                                              2016              2015                2016              2015
                                        ----------------  ----------------    ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....    $             36  $             20    $          (109)  $          (244)
   Net realized gains (losses)......                   7               369                 618             3,633
   Change in unrealized gains
     (losses) on investments........                 562             (476)               1,820           (3,512)
                                        ----------------  ----------------    ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations.............                 605              (87)               2,329             (123)
                                        ----------------  ----------------    ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........                  --                --                  --                --
   Net transfers (including fixed
     account).......................                  --                --                  --                --
   Contract charges.................                  --                --                  --                --
   Transfers for contract benefits
     and terminations...............                 (2)               (2)                 (3)               (2)
                                        ----------------  ----------------    ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..                 (2)               (2)                 (3)               (2)
                                        ----------------  ----------------    ----------------  ----------------
     Net increase (decrease)
        in net assets...............                 603              (89)               2,326             (125)
NET ASSETS:
   Beginning of period..............               7,718             7,807              41,406            41,531
                                        ----------------  ----------------    ----------------  ----------------
   End of period....................    $          8,321  $          7,718    $         43,732  $         41,406
                                        ================  ================    ================  ================

                                                                               TAP 1919 VARIABLE SOCIALLY
                                               RUSSELL NON-U.S.                    RESPONSIVE BALANCED
                                                  SUB-ACCOUNT                          SUB-ACCOUNT
                                      -----------------------------------  ----------------------------------
                                          SEPTEMBER          DECEMBER          SEPTEMBER         DECEMBER
                                            2016               2015              2016              2015
                                      ----------------  -----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $             47  $            (30)  $          (181)  $           (17)
   Net realized gains (losses)......                 9                 25             (750)             1,466
   Change in unrealized gains
     (losses) on investments........               157              (309)             1,425           (2,014)
                                      ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations.............               213              (314)               494             (565)
                                      ----------------  -----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........                --                 --                --                --
   Net transfers (including fixed
     account).......................                --                 --                --             3,764
   Contract charges.................                --                 --              (38)              (38)
   Transfers for contract benefits
     and terminations...............               (3)                (2)           (3,704)               (5)
                                      ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from contract transactions..               (3)                (2)           (3,742)             3,721
                                      ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets...............               210              (316)           (3,248)             3,156
NET ASSETS:
   Beginning of period..............            11,445             11,761            16,859            13,703
                                      ----------------  -----------------  ----------------  ----------------
   End of period....................  $         11,655  $          11,445  $         13,611  $         16,859
                                      ================  =================  ================  ================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

       FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
           OF FIRST METLIFE INVESTORS INSURANCE COMPANY
                 NOTES TO THE FINANCIAL STATEMENTS
                            (UNAUDITED)



1.  ORGANIZATION


First MetLife Investors Variable Annuity Account One (the "Separate Account"), a separate account of First MetLife Investors Insurance Company (the "Company"), was established by the Company's Board of Directors on September 30, 1992 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the New York State Department of Financial Services.

On January 12, 2016, MetLife, Inc. announced its plan to pursue the separation of a portion of its retail business, ("the Separation"). Additionally, on July 21, 2016, MetLife, Inc. announced that the following the Separation, the separated business will be rebranded as "Brighthouse Financial." On October 5, 2016, Brighthouse Financial, Inc., a subsidiary of MetLife, Inc. ("Brighthouse"), filed a registration statement on Form 10 (the "Form 10") with the U.S. Securities and Exchange Commission ("SEC"), which included a description of how MetLife, Inc. currently plans to effectuate the Separation. On December 6, 2016, Brighthouse filed amendments to its registration statement on Form 10 with the SEC. The information statement filed as an exhibit to the Form 10 disclosed that the Company intends to include MetLife Insurance Company USA, New England Life Insurance Company, First MetLife Investors Insurance Company and MetLife Advisers, LLC, among other companies, in the proposed separated business. The ultimate form and timing of the Separation will be influenced by a number of factors, including regulatory considerations and economic conditions. MetLife continues to evaluate and pursue structural alternatives for the proposed Separation. MetLife expects that the life insurance closed block and the life and annuity business sold through Metropolitan Life Insurance Company will not be a part of Brighthouse Financial. The Separation remains subject to certain conditions, including, among others, obtaining final approval from the MetLife, Inc. Board of Directors, receipt of a favorable ruling from the Internal Revenue Service and an opinion from MetLife's tax advisor regarding certain U.S. federal income tax matters, and an SEC declaration of the effectiveness of the Form 10.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding fund, portfolio or series (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

AIM Variable Insurance Funds (Invesco Variable             Met Investors Series Trust ("MIST")*
   Insurance Funds) ("Invesco V.I.")                       Metropolitan Series Fund ("MSF")*
American Funds Insurance Series ("American Funds")         Oppenheimer Variable Account Funds
BlackRock Variable Series Funds, Inc. ("BlackRock")          ("Oppenheimer VA")
Fidelity Variable Insurance Products ("Fidelity VIP")      PIMCO Variable Insurance Trust ("PIMCO VIT")
Franklin Templeton Variable Insurance Products Trust       Pioneer Variable Contracts Trust ("Pioneer VCT")
   ("FTVIPT")                                              Putnam Variable Trust ("Putnam VT")
Legg Mason Partners Variable Equity Trust                  Russell Investment Funds ("Russell")
   ("LMPVET")                                              The Universal Institutional Funds, Inc. ("UIF")
Legg Mason Partners Variable Income Trust                  Trust for Advised Portfolios ("TAP")
   ("LMPVIT")

* See Note 5 for a discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



2. LIST OF SUB-ACCOUNTS


A. Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts had net assets as of September 30, 2016:

American Funds Bond Sub-Account                          MIST AQR Global Risk Balanced Sub-Account
American Funds Global Growth Sub-Account                 MIST BlackRock Global Tactical Strategies
American Funds Global Small Capitalization                  Sub-Account
   Sub-Account                                           MIST BlackRock High Yield Sub-Account (a)
American Funds Growth Sub-Account                        MIST Clarion Global Real Estate Sub-Account (a)
American Funds Growth-Income Sub-Account                 MIST ClearBridge Aggressive Growth Sub-Account (a)
Fidelity VIP Contrafund Sub-Account (a)                  MIST Goldman Sachs Mid Cap Value Sub-Account
Fidelity VIP Equity-Income Sub-Account                   MIST Harris Oakmark International Sub-Account (a)
Fidelity VIP Mid Cap Sub-Account                         MIST Invesco Balanced-Risk Allocation Sub-Account
FTVIPT Franklin Income VIP Sub-Account                   MIST Invesco Comstock Sub-Account
FTVIPT Franklin Mutual Shares VIP Sub-Account            MIST Invesco Mid Cap Value Sub-Account (a)
FTVIPT Franklin Small Cap Value VIP Sub-Account          MIST Invesco Small Cap Growth Sub-Account (a)
FTVIPT Templeton Foreign VIP Sub-Account (a)             MIST JPMorgan Core Bond Sub-Account
FTVIPT Templeton Global Bond VIP Sub-Account             MIST JPMorgan Global Active Allocation
Invesco V.I. Equity and Income Sub-Account                  Sub-Account
Invesco V.I. International Growth Sub-Account (a)        MIST JPMorgan Small Cap Value Sub-Account (a)
LMPVET ClearBridge Variable Aggressive Growth            MIST Loomis Sayles Global Markets Sub-Account
   Sub-Account (a)                                       MIST Met/Aberdeen Emerging Markets Equity
LMPVET ClearBridge Variable Appreciation                    Sub-Account (a)
   Sub-Account                                           MIST Met/Eaton Vance Floating Rate Sub-Account
LMPVET ClearBridge Variable Dividend Strategy            MIST Met/Franklin Low Duration Total Return
   Sub-Account (a)                                          Sub-Account
LMPVET ClearBridge Variable Large Cap Growth             MIST Met/Templeton International Bond Sub-Account
   Sub-Account                                           MIST Met/Wellington Large Cap Research
LMPVET ClearBridge Variable Large Cap Value                 Sub-Account (a)
   Sub-Account                                           MIST MetLife Asset Allocation 100 Sub-Account
LMPVET ClearBridge Variable Small Cap Growth             MIST MetLife Balanced Plus Sub-Account
   Sub-Account                                           MIST MetLife Multi-Index Targeted Risk Sub-Account
LMPVET QS Variable Conservative Growth                   MIST MetLife Small Cap Value Sub-Account (a)
   Sub-Account                                           MIST MFS Research International Sub-Account (a)
LMPVET QS Variable Growth Sub-Account                    MIST Morgan Stanley Mid Cap Growth Sub-Account (a)
LMPVET QS Variable Moderate Growth Sub-Account           MIST Oppenheimer Global Equity Sub-Account
LMPVIT Western Asset Variable Global High Yield          MIST PanAgora Global Diversified Risk Sub-Account
   Bond Sub-Account                                      MIST PIMCO Inflation Protected Bond Sub-Account
MIST AB Global Dynamic Allocation Sub-Account            MIST PIMCO Total Return Sub-Account (a)
MIST Allianz Global Investors Dynamic Multi-Asset        MIST Pyramis Government Income Sub-Account
   Plus Sub-Account                                      MIST Pyramis Managed Risk Sub-Account
MIST American Funds Balanced Allocation                  MIST Schroders Global Multi-Asset Sub-Account
   Sub-Account                                           MIST SSGA Growth and Income ETF Sub-Account
MIST American Funds Growth Allocation                    MIST SSGA Growth ETF Sub-Account
   Sub-Account                                           MIST T. Rowe Price Large Cap Value Sub-Account (a)
MIST American Funds Growth Sub-Account                   MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST American Funds Moderate Allocation                  MSF Baillie Gifford International Stock Sub-Account
   Sub-Account                                           MSF Barclays Aggregate Bond Index Sub-Account

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



2.  LIST OF SUB-ACCOUNTS -- (CONTINUED)


MSF BlackRock Bond Income Sub-Account (a)                MSF Russell 2000 Index Sub-Account
MSF BlackRock Capital Appreciation Sub-Account (a)       MSF T. Rowe Price Large Cap Growth Sub-Account (a)
MSF BlackRock Ultra-Short Term Bond                      MSF T. Rowe Price Small Cap Growth Sub-Account
   Sub-Account (a)                                       MSF Van Eck Global Natural Resources Sub-Account
MSF Frontier Mid Cap Growth Sub-Account                  MSF Western Asset Management Strategic Bond
MSF Jennison Growth Sub-Account (a)                        Opportunities Sub-Account (a)
MSF Loomis Sayles Small Cap Core Sub-Account             MSF Western Asset Management U.S. Government
MSF Loomis Sayles Small Cap Growth Sub-Account             Sub-Account (a)
MSF Met/Artisan Mid Cap Value Sub-Account                Oppenheimer VA Main Street Small Cap Sub-Account
MSF Met/Dimensional International Small Company          PIMCO VIT High Yield Sub-Account
   Sub-Account                                           PIMCO VIT Low Duration Sub-Account
MSF Met/Wellington Core Equity Opportunities             Pioneer VCT Mid Cap Value Sub-Account
   Sub-Account (a)                                       Pioneer VCT Real Estate Shares Sub-Account
MSF MetLife Asset Allocation 20 Sub-Account              Putnam VT Equity Income Sub-Account
MSF MetLife Asset Allocation 40 Sub-Account              Putnam VT Multi-Cap Growth Sub-Account
MSF MetLife Asset Allocation 60 Sub-Account              Russell Aggressive Equity Sub-Account
MSF MetLife Asset Allocation 80 Sub-Account              Russell Core Bond Sub-Account
MSF MetLife Mid Cap Stock Index Sub-Account              Russell Global Real Estate Securities Sub-Account
MSF MetLife Stock Index Sub-Account (a)                  Russell Multi-Style Equity Sub-Account
MSF MFS Total Return Sub-Account (a)                     Russell Non-U.S. Sub-Account
MSF MFS Value Sub-Account (a)                            TAP 1919 Variable Socially Responsive Balanced
MSF MSCI EAFE Index Sub-Account                            Sub-Account
MSF Neuberger Berman Genesis Sub-Account (a)

(a) This Sub-Account invests in two or more share classes within the underlying fund, portfolio or series of the Trusts.

B. The following Sub-Accounts had no net assets as of September 30, 2016:

BlackRock Global Allocation V.I. Sub-Account
MIST Met/Artisan International Sub-Account
MIST TCW Core Fixed Income Sub-Account
MSF BlackRock Large Cap Value Sub-Account
UIF Global Infrastructure Sub-Account


3.  PORTFOLIO CHANGES


The following Sub-Accounts ceased operations during the nine months ended September 30, 2016:

MIST Lord Abbett Bond Debenture Sub-Account
MIST Pioneer Fund Sub-Account
MIST Pioneer Strategic Income Sub-Account

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



3.  PORTFOLIO CHANGES -- (CONCLUDED)


The operations of the Sub-Accounts were affected by the following changes that occurred during the nine months ended September 30, 2016:

NAME CHANGES:

Former Name                                             New Name

(MIST) MFS Emerging Markets Equity Portfolio            (MIST) Met/Aberdeen Emerging Markets Equity
                                                          Portfolio
(MIST) WMC Large Cap Research Portfolio                 (MIST) Met/Wellington Large Cap Research Portfolio
(MSF) BlackRock Money Market Portfolio                  (MSF) BlackRock Ultra-Short Term Bond Portfolio
(MSF) WMC Core Equity Opportunities Portfolio           (MSF) Met/Wellington Core Equity Opportunities
                                                          Portfolio
QS Legg Mason Variable Conservative Growth Portfolio    QS Variable Conservative Growth Portfolio
QS Legg Mason Variable Growth Portfolio                 QS Variable Growth Portfolio
QS Legg Mason Variable Moderate Growth Portfolio        QS Variable Moderate Growth Portfolio

MERGERS:

Former Portfolio                                        New Portfolio

(MIST) Lord Abbett Bond Debenture Portfolio             (MSF) Western Asset Management Strategic Bond
                                                           Opportunities Portfolio
(MIST) Pioneer Fund Portfolio                           (MSF) Met/Wellington Core Equity Opportunities
                                                           Portfolio
(MIST) Pioneer Strategic Income Portfolio               (MSF) Western Asset Management Strategic Bond
                                                           Opportunities Portfolio

4.  SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable annuity separate accounts registered as unit investment trusts, which follow the accounting and reporting guidance in Financial Accounting Standards Board ("FASB") ACCOUNTING STANDARDS CODIFICATION TOPIC 946.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
A Sub-Account's investment in shares of a fund or portfolio of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts. The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Each Sub-Account invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day.

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



4.  SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is between
3.0 and 4.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus of the Contracts, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account, which is part of the Company's general account, are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In March 2015, the FASB issued new guidance to improve fair value measurement guidance (ASU 2015-07, FAIR VALUE MEASUREMENT (TOPIC 820): DISCLOSURE FOR INVESTMENTS IN CERTAIN ENTITIES THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVALENT)), effective for fiscal years beginning after December 15, 2015 and interim periods within those years. The objective of this update is to address the diversity in practice related to how certain investments measured at net asset value with redemption dates in the future (including periodic redemption dates) are categorized within the fair value hierarchy. The amendments in the ASU remove the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. Effective January 1, 2016, the Separate Account adopted this guidance. The adoption resulted in removal of the related disclosures in Note 4.


5.  EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

     Mortality and Expense Risk -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

     Administrative -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



5.  EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONCLUDED)

      Optional Death Benefit Rider -- For an additional charge, the total death benefit payable may be increased based on the increases in account value in the Contracts.

      Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

      The table below represents the range of effective annual rates for each respective charge for the nine months ended September 30, 2016:

     -----------------------------------------------------------------------------------------------------------------------------
      Mortality and Expense Risk                                                                                0.50% - 1.60%
     -----------------------------------------------------------------------------------------------------------------------------
      Administrative                                                                                            0.15% - 0.25%
     -----------------------------------------------------------------------------------------------------------------------------
      Optional Death Benefit Rider                                                                              0.15% - 0.30%
     -----------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                                   1.50%
     -----------------------------------------------------------------------------------------------------------------------------

      The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract. The range of effective rates disclosed above excludes any waivers granted to certain Sub-Accounts.

The following optional rider charges paid to the Company are charged at each contract anniversary date through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts:

      Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

      Lifetime Withdrawal Guarantee -- For an additional charge, the Company will guarantee minimum withdrawals for life regardless of market conditions.

      Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee minimum withdrawals regardless of market conditions.

      Guaranteed Minimum Income Benefit/Lifetime Income Solution -- For an additional charge, the Company will guarantee a minimum payment regardless of market conditions.

      Enhanced Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee that at least the entire amount of purchase payments will be returned through a series of withdrawals without annuitizing.

      The table below represents the range of effective annual rates for each respective charge for the nine months ended September 30, 2016:

     ---------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                                 0.75%
     ---------------------------------------------------------------------------------------------------------------------------
      Lifetime Withdrawal Guarantee                                                                           0.50% - 1.80%
     ---------------------------------------------------------------------------------------------------------------------------
      Guaranteed Withdrawal Benefit                                                                           0.25% - 1.40%
     ---------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Income Benefit/Lifetime Income Solution                                              0.50% - 1.50%
     ---------------------------------------------------------------------------------------------------------------------------
      Enhanced Guaranteed Withdrawal Benefit                                                                  0.55%
     ---------------------------------------------------------------------------------------------------------------------------

      The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract maintenance fee ranging from $30 to $40 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee of $25 may be deducted after twelve transfers are made in a contract year or, if less, 2% of the amount transferred from the contract value. In addition, most Contracts impose a surrender charge which ranges from 0% to 9% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are paid to the Company, assessed through the redemption of units, and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

The MIST and MSF Trusts currently offer shares of their portfolios only to separate accounts established by the Company and other affiliated life insurance companies, and are managed by MetLife Advisers, LLC ("MetLife Advisers"), an affiliate of the Company. MetLife Advisers is also the investment adviser to the portfolios of the MIST and MSF Trusts.

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



6.  STATEMENTS OF INVESTMENTS


                                                                                                         FOR THE NINE MONTHS ENDED
                                                                     AS OF SEPTEMBER 30, 2016               SEPTEMBER 30, 2016
                                                                  -------------------------------    -------------------------------
                                                                                                         COST OF         PROCEEDS
                                                                      SHARES          COST ($)        PURCHASES ($)   FROM SALES ($)
                                                                  -------------    --------------    --------------   --------------
     American Funds Bond Sub-Account............................        888,240         9,553,466           308,517        1,097,272
     American Funds Global Growth Sub-Account...................        949,104        21,699,208         2,412,156        1,975,232
     American Funds Global Small Capitalization Sub-Account.....        237,065         4,559,654         1,077,941          303,129
     American Funds Growth Sub-Account..........................        772,567        45,702,738         4,823,604        4,894,726
     American Funds Growth-Income Sub-Account...................        625,929        25,076,256         3,512,673        2,751,966
     Fidelity VIP Contrafund Sub-Account........................        580,474        16,358,895         1,911,553        1,733,749
     Fidelity VIP Equity-Income Sub-Account.....................          2,852            59,457             4,452           20,121
     Fidelity VIP Mid Cap Sub-Account...........................        493,777        14,817,355         1,159,912          936,336
     FTVIPT Franklin Income VIP Sub-Account.....................      1,435,744        21,983,332         1,270,346        2,069,925
     FTVIPT Franklin Mutual Shares VIP Sub-Account..............        203,865         3,591,668           478,710          224,098
     FTVIPT Franklin Small Cap Value VIP Sub-Account............        206,377         3,586,408           581,031          322,688
     FTVIPT Templeton Foreign VIP Sub-Account...................        883,222        13,348,826           749,123          663,190
     FTVIPT Templeton Global Bond VIP Sub-Account...............        695,600        12,690,828           288,249          675,870
     Invesco V.I. Equity and Income Sub-Account.................      1,089,892        16,215,781         1,094,155        1,348,914
     Invesco V.I. International Growth Sub-Account..............        302,901         8,340,647           198,644          538,202
     LMPVET ClearBridge Variable Aggressive Growth
       Sub-Account..............................................        639,248        12,638,318           656,231        1,332,856
     LMPVET ClearBridge Variable Appreciation Sub-Account.......        633,581        16,818,543           645,834        2,303,503
     LMPVET ClearBridge Variable Dividend Strategy
       Sub-Account..............................................        878,066        10,791,554           406,116        1,581,426
     LMPVET ClearBridge Variable Large Cap Growth
       Sub-Account..............................................          9,931           177,658            15,885           39,724
     LMPVET ClearBridge Variable Large Cap Value Sub-Account....         22,802           366,047            90,272           38,160
     LMPVET ClearBridge Variable Small Cap Growth
       Sub-Account..............................................        210,655         3,803,342           387,115          581,987
     LMPVET QS Variable Conservative Growth Sub-Account.........        156,664         1,991,477           142,414          377,866
     LMPVET QS Variable Growth Sub-Account......................         97,500         1,219,558            59,576           90,521
     LMPVET QS Variable Moderate Growth Sub-Account.............          3,496            40,917               697            4,770
     LMPVIT Western Asset Variable Global High Yield Bond
       Sub-Account..............................................      1,154,333         9,154,829           380,730        1,119,181
     MIST AB Global Dynamic Allocation Sub-Account..............     13,576,464       139,500,747         5,963,404        8,101,627
     MIST Allianz Global Investors Dynamic Multi-Asset Plus
       Sub-Account..............................................        288,609         3,046,557           667,312          150,960
     MIST American Funds Balanced Allocation Sub-Account........     21,778,679       199,364,062        23,747,435       17,101,986
     MIST American Funds Growth Allocation Sub-Account..........     10,840,641        92,899,527        12,632,690        7,286,888
     MIST American Funds Growth Sub-Account.....................      4,899,051        45,440,886        12,993,045        4,094,675
     MIST American Funds Moderate Allocation Sub-Account........     11,533,936       108,095,732        10,975,013        7,194,128
     MIST AQR Global Risk Balanced Sub-Account..................     14,531,802       153,370,493           613,858       12,677,179
     MIST BlackRock Global Tactical Strategies Sub-Account......     28,454,850       281,893,592        27,759,628       17,663,961
     MIST BlackRock High Yield Sub-Account......................      2,642,785        21,124,975         2,840,419        2,631,145
     MIST Clarion Global Real Estate Sub-Account................      1,888,065        21,595,279           621,081        3,265,342
     MIST ClearBridge Aggressive Growth Sub-Account.............      3,262,434        35,335,789         1,400,097        5,514,100
     MIST Goldman Sachs Mid Cap Value Sub-Account...............      2,128,190        28,036,309         2,399,189        1,980,342
     MIST Harris Oakmark International Sub-Account..............      4,379,250        62,112,451         6,647,758        4,058,503
     MIST Invesco Balanced-Risk Allocation Sub-Account..........      3,836,149        39,611,052         3,970,679        2,499,330
     MIST Invesco Comstock Sub-Account..........................      2,827,543        34,112,899         4,128,368        2,931,926
     MIST Invesco Mid Cap Value Sub-Account.....................      1,073,441        17,732,886         1,721,269        1,384,692
     MIST Invesco Small Cap Growth Sub-Account..................      2,017,558        28,176,323         5,320,582        2,401,757
     MIST JPMorgan Core Bond Sub-Account........................      2,931,475        30,636,545         3,993,298        2,988,907
     MIST JPMorgan Global Active Allocation Sub-Account.........      5,630,935        61,638,477         8,006,038        2,608,403
     MIST JPMorgan Small Cap Value Sub-Account..................        254,262         3,642,387           384,591          415,121
     MIST Loomis Sayles Global Markets Sub-Account..............      1,235,589        15,512,096         1,522,294        2,268,503
     MIST Met/Aberdeen Emerging Markets Equity Sub-Account......      3,218,445        31,812,689         1,120,113        4,102,244
     MIST Met/Eaton Vance Floating Rate Sub-Account.............        668,512         6,903,250           990,971        1,366,586

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



6.  STATEMENTS OF INVESTMENTS -- (CONTINUED)


                                                                                                        FOR THE NINE MONTHS ENDED
                                                                     AS OF SEPTEMBER 30, 2016              SEPTEMBER 30, 2016
                                                                  -------------------------------    -------------------------------
                                                                                                         COST OF         PROCEEDS
                                                                      SHARES          COST ($)        PURCHASES ($)   FROM SALES ($)
                                                                  -------------    --------------    --------------   --------------
     MIST Met/Franklin Low Duration Total Return Sub-Account....      1,898,360        18,774,726         2,162,891        2,888,768
     MIST Met/Templeton International Bond Sub-Account..........        325,932         3,723,889           342,572          138,483
     MIST Met/Wellington Large Cap Research Sub-Account.........        126,532         1,293,004           192,412           74,065
     MIST MetLife Asset Allocation 100 Sub-Account..............      9,126,303       100,099,734        16,392,092        5,690,850
     MIST MetLife Balanced Plus Sub-Account.....................     37,989,890       392,131,706        22,949,885       16,272,450
     MIST MetLife Multi-Index Targeted Risk Sub-Account.........      3,389,631        39,753,520         6,834,682        3,372,338
     MIST MetLife Small Cap Value Sub-Account...................      2,337,557        34,260,325         1,684,412        3,656,754
     MIST MFS Research International Sub-Account................      2,991,590        33,097,971         1,141,505        2,254,130
     MIST Morgan Stanley Mid Cap Growth Sub-Account.............        687,555         8,153,795           452,367          469,640
     MIST Oppenheimer Global Equity Sub-Account.................        213,633         3,765,851           350,295          306,194
     MIST PanAgora Global Diversified Risk Sub-Account..........        263,354         2,813,810         2,025,693          132,994
     MIST PIMCO Inflation Protected Bond Sub-Account............      6,580,218        71,033,942           676,578        6,345,996
     MIST PIMCO Total Return Sub-Account........................     12,470,627       146,678,797         7,290,381       13,808,876
     MIST Pyramis Government Income Sub-Account.................      4,513,030        48,496,132         3,774,661        2,871,850
     MIST Pyramis Managed Risk Sub-Account......................      1,352,521        14,842,351         2,225,578        4,215,655
     MIST Schroders Global Multi-Asset Sub-Account..............      2,116,242        23,527,059         1,593,962          976,420
     MIST SSGA Growth and Income ETF Sub-Account................      8,263,054        91,721,530         8,080,474        5,990,808
     MIST SSGA Growth ETF Sub-Account...........................      4,543,654        51,006,252         5,069,017        4,745,652
     MIST T. Rowe Price Large Cap Value Sub-Account.............      1,705,965        46,288,137         8,771,412        8,218,840
     MIST T. Rowe Price Mid Cap Growth Sub-Account..............      4,510,784        41,774,855         8,240,897        4,566,541
     MSF Baillie Gifford International Stock Sub-Account........      1,442,438        13,581,337           850,812        1,777,515
     MSF Barclays Aggregate Bond Index Sub-Account..............      1,532,659        16,758,418         4,842,725        1,651,324
     MSF BlackRock Bond Income Sub-Account......................         79,436         8,495,097           715,301          747,326
     MSF BlackRock Capital Appreciation Sub-Account.............         40,375         1,132,647           180,432           51,377
     MSF BlackRock Ultra-Short Term Bond Sub-Account............        488,058        48,806,463        17,271,212       19,914,510
     MSF Frontier Mid Cap Growth Sub-Account....................        293,184         8,730,629         1,217,762          895,554
     MSF Jennison Growth Sub-Account............................      3,539,535        43,447,583         7,139,665        4,453,584
     MSF Loomis Sayles Small Cap Core Sub-Account...............          3,366           796,038           108,272           52,402
     MSF Loomis Sayles Small Cap Growth Sub-Account.............         44,728           487,555            74,772           26,798
     MSF Met/Artisan Mid Cap Value Sub-Account..................         67,448        14,221,880         1,917,504        1,589,625
     MSF Met/Dimensional International Small Company
       Sub-Account..............................................        412,488         5,855,362           698,124          551,965
     MSF Met/Wellington Core Equity Opportunities Sub-Account...      2,884,430        84,471,219        22,841,324        8,482,988
     MSF MetLife Asset Allocation 20 Sub-Account................        861,953         9,431,732         6,222,352        4,199,759
     MSF MetLife Asset Allocation 40 Sub-Account................     34,367,037       413,951,157        42,383,605       32,678,294
     MSF MetLife Asset Allocation 60 Sub-Account................     46,011,378       582,251,927        65,644,476       38,016,549
     MSF MetLife Asset Allocation 80 Sub-Account................     32,747,511       451,963,016        62,225,573       32,492,701
     MSF MetLife Mid Cap Stock Index Sub-Account................        404,787         6,154,003         1,363,281        1,064,801
     MSF MetLife Stock Index Sub-Account........................      1,184,610        40,394,290         7,875,200        5,542,675
     MSF MFS Total Return Sub-Account...........................         44,944         6,296,895           660,518        1,060,450
     MSF MFS Value Sub-Account..................................      1,649,057        24,466,970         5,461,643        3,355,350
     MSF MSCI EAFE Index Sub-Account............................        506,200         5,925,117           524,417          757,132
     MSF Neuberger Berman Genesis Sub-Account...................        627,236         9,111,935           425,039        1,163,880
     MSF Russell 2000 Index Sub-Account.........................        527,392         8,655,998         1,056,535        1,301,827
     MSF T. Rowe Price Large Cap Growth Sub-Account.............      1,132,491        23,640,266         4,664,779        2,643,710
     MSF T. Rowe Price Small Cap Growth Sub-Account.............         24,635           359,424            71,900           52,882
     MSF Van Eck Global Natural Resources Sub-Account...........        467,017         5,632,164           539,579        1,659,177
     MSF Western Asset Management Strategic Bond Opportunities
       Sub-Account..............................................      5,495,702        71,191,956        74,717,317        3,596,136
     MSF Western Asset Management U.S. Government
       Sub-Account..............................................      2,349,861        28,234,479         2,897,991        2,965,057
     Oppenheimer VA Main Street Small Cap Sub-Account...........        196,620         3,549,078           251,519          298,097
     PIMCO VIT High Yield Sub-Account...........................         15,512           110,777             4,819           13,975
     PIMCO VIT Low Duration Sub-Account.........................          6,097            62,489               707            3,462

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



6.  STATEMENTS OF INVESTMENTS -- (CONCLUDED)


                                                                                                        FOR THE NINE MONTHS ENDED
                                                                      AS OF SEPTEMBER 30, 2016             SEPTEMBER 30, 2016
                                                                   ------------------------------   -------------------------------
                                                                                                        COST OF         PROCEEDS
                                                                      SHARES           COST ($)      PURCHASES ($)   FROM SALES ($)
                                                                   -------------    -------------   --------------   --------------
     Pioneer VCT Mid Cap Value Sub-Account.......................        114,917        2,096,842          291,257          192,838
     Pioneer VCT Real Estate Shares Sub-Account..................            728            5,200            2,472              208
     Putnam VT Equity Income Sub-Account.........................          3,137           52,930           19,176            3,125
     Putnam VT Multi-Cap Growth Sub-Account......................          6,920          153,922           31,043           12,603
     Russell Aggressive Equity Sub-Account.......................            280            3,617               16               38
     Russell Core Bond Sub-Account...............................          2,269           24,132              242              256
     Russell Global Real Estate Securities Sub-Account...........            527            7,313              119               82
     Russell Multi-Style Equity Sub-Account......................          2,519           37,059              897              441
     Russell Non-U.S. Sub-Account................................          1,022           10,379              161              120
     TAP 1919 Variable Socially Responsive Balanced Sub-Account..            496           15,945               --            3,926

This page is intentionally left blank.

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



7.  SCHEDULES OF UNITS
    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED DECEMBER 31, 2015:


                                                                                                 AMERICAN FUNDS GLOBAL SMALL
                                        AMERICAN FUNDS BOND      AMERICAN FUNDS GLOBAL GROWTH          CAPITALIZATION
                                            SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ----------------------------  -----------------------------  -----------------------------
                                     SEPTEMBER       DECEMBER       SEPTEMBER      DECEMBER        SEPTEMBER      DECEMBER
                                       2016            2015           2016           2015            2016           2015
                                   -------------  -------------  -------------  --------------  --------------  -------------

Units beginning of year..........        565,472        623,582        612,272         682,942         123,980        130,008
Units issued and transferred
   from other funding options....         19,539         23,877         23,142          15,586           9,328          9,406
Units redeemed and transferred to
   other funding options.........       (61,719)       (81,987)       (57,982)        (86,256)        (10,187)       (15,434)
                                   -------------  -------------  -------------  --------------  --------------  -------------
Units end of year................        523,292        565,472        577,432         612,272         123,121        123,980
                                   =============  =============  =============  ==============  ==============  =============


                                                                         AMERICAN FUNDS
                                        AMERICAN FUNDS GROWTH             GROWTH-INCOME             FIDELITY VIP CONTRAFUND
                                             SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  ----------------------------  -----------------------------
                                      SEPTEMBER       DECEMBER       SEPTEMBER       DECEMBER       SEPTEMBER      DECEMBER
                                        2016            2015           2016            2015           2016           2015
                                   --------------  --------------  -------------  -------------  -------------  --------------

Units beginning of year..........         216,165         245,550        171,529        187,082        401,103         413,191
Units issued and transferred
   from other funding options....           3,766           3,097          5,104          4,861         34,634          33,535
Units redeemed and transferred to
   other funding options.........        (20,974)        (32,482)       (17,510)       (20,414)       (37,373)        (45,623)
                                   --------------  --------------  -------------  -------------  -------------  --------------
Units end of year................         198,957         216,165        159,123        171,529        398,364         401,103
                                   ==============  ==============  =============  =============  =============  ==============

                                                                                                    FTVIPT FRANKLIN INCOME
                                   FIDELITY VIP EQUITY-INCOME        FIDELITY VIP MID CAP                     VIP
                                           SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                   ----------------------------  -----------------------------  ------------------------------
                                     SEPTEMBER       DECEMBER       SEPTEMBER      DECEMBER        SEPTEMBER       DECEMBER
                                       2016            2015           2016           2015            2016            2015
                                   -------------  -------------  -------------  --------------  --------------  --------------

Units beginning of year..........          3,431          4,022        263,325         279,050         384,412         408,888
Units issued and transferred
   from other funding options....             --              6          9,655          14,046          10,886          22,043
Units redeemed and transferred to
   other funding options.........          (937)          (597)       (19,382)        (29,771)        (39,388)        (46,519)
                                   -------------  -------------  -------------  --------------  --------------  --------------
Units end of year................          2,494          3,431        253,598         263,325         355,910         384,412
                                   =============  =============  =============  ==============  ==============  ==============


                                          FTVIPT FRANKLIN              FTVIPT FRANKLIN SMALL            FTVIPT TEMPLETON
                                         MUTUAL SHARES VIP                 CAP VALUE VIP                   FOREIGN VIP
                                            SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  ------------------------------  -----------------------------
                                      SEPTEMBER      DECEMBER        SEPTEMBER       DECEMBER        SEPTEMBER      DECEMBER
                                        2016           2015            2016            2015            2016           2015
                                   -------------  --------------  --------------  --------------  --------------  -------------

Units beginning of year..........        129,815         143,131         264,433         264,065         535,764        549,503
Units issued and transferred
   from other funding options....          4,290           5,184           6,111          18,394          32,702         52,226
Units redeemed and transferred to
   other funding options.........        (7,580)        (18,500)        (25,342)        (18,026)        (42,090)       (65,965)
                                   -------------  --------------  --------------  --------------  --------------  -------------
Units end of year................        126,525         129,815         245,202         264,433         526,376        535,764
                                   =============  ==============  ==============  ==============  ==============  =============

                                       FTVIPT TEMPLETON GLOBAL              INVESCO V.I.                   INVESCO V.I.
                                              BOND VIP                    EQUITY AND INCOME            INTERNATIONAL GROWTH
                                             SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  ------------------------------  ------------------------------
                                      SEPTEMBER       DECEMBER        SEPTEMBER       DECEMBER        SEPTEMBER       DECEMBER
                                        2016            2015            2016            2015            2016            2015
                                   --------------  --------------  --------------  --------------  --------------  --------------

Units beginning of year..........         612,689         628,702         836,877         883,170         343,336         351,843
Units issued and transferred
   from other funding options....          30,625          34,909          25,762          45,812          11,355          23,708
Units redeemed and transferred to
   other funding options.........        (46,138)        (50,922)        (68,941)        (92,105)        (22,900)        (32,215)
                                   --------------  --------------  --------------  --------------  --------------  --------------
Units end of year................         597,176         612,689         793,698         836,877         331,791         343,336
                                   ==============  ==============  ==============  ==============  ==============  ==============


                                         LMPVET CLEARBRIDGE              LMPVET CLEARBRIDGE             LMPVET CLEARBRIDGE
                                     VARIABLE AGGRESSIVE GROWTH         VARIABLE APPRECIATION       VARIABLE DIVIDEND STRATEGY
                                             SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  ------------------------------  ------------------------------
                                      SEPTEMBER       DECEMBER        SEPTEMBER       DECEMBER        SEPTEMBER       DECEMBER
                                        2016            2015            2016            2015            2016            2015
                                   --------------  --------------  --------------  --------------  --------------  --------------

Units beginning of year..........         659,012         728,285         454,520         504,207         720,660         796,590
Units issued and transferred
   from other funding options....          46,287          46,625          21,636          26,345          25,666          46,122
Units redeemed and transferred to
   other funding options.........        (65,697)       (115,898)        (49,376)        (76,032)        (75,278)       (122,052)
                                   --------------  --------------  --------------  --------------  --------------  --------------
Units end of year................         639,602         659,012         426,780         454,520         671,048         720,660
                                   ==============  ==============  ==============  ==============  ==============  ==============

                                          LMPVET CLEARBRIDGE            LMPVET CLEARBRIDGE             LMPVET CLEARBRIDGE
                                       VARIABLE LARGE CAP GROWTH     VARIABLE LARGE CAP VALUE       VARIABLE SMALL CAP GROWTH
                                              SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                     ----------------------------  ----------------------------  -----------------------------
                                       SEPTEMBER       DECEMBER       SEPTEMBER     DECEMBER        SEPTEMBER       DECEMBER
                                         2016            2015           2016          2015            2016            2015
                                     -------------  -------------  -------------  -------------  --------------  -------------

Units beginning of year............          9,250         11,166         15,403         16,469         174,184        180,599
Units issued and transferred
   from other funding options......            640             82          4,226          1,086          14,785         15,699
Units redeemed and transferred to
   other funding options...........        (1,504)        (1,998)        (1,443)        (2,152)        (25,212)       (22,114)
                                     -------------  -------------  -------------  -------------  --------------  -------------
Units end of year..................          8,386          9,250         18,186         15,403         163,757        174,184
                                     =============  =============  =============  =============  ==============  =============


                                               LMPVET QS                     LMPVET QS                      LMPVET QS
                                     VARIABLE CONSERVATIVE GROWTH         VARIABLE GROWTH           VARIABLE MODERATE GROWTH
                                              SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                     -----------------------------  ----------------------------  ----------------------------
                                        SEPTEMBER      DECEMBER       SEPTEMBER      DECEMBER        SEPTEMBER      DECEMBER
                                          2016           2015           2016           2015            2016           2015
                                     -------------  -------------   -------------  -------------  -------------  -------------

Units beginning of year............        110,832        121,761          72,554         71,544          2,766          3,858
Units issued and transferred
   from other funding options......          6,898         12,167           1,026          4,517             11             43
Units redeemed and transferred to
   other funding options...........       (16,357)       (23,096)         (4,392)        (3,507)          (219)        (1,135)
                                     -------------  -------------   -------------  -------------  -------------  -------------
Units end of year..................        101,373        110,832          69,188         72,554          2,558          2,766
                                     =============  =============   =============  =============  =============  =============


        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED DECEMBER 31, 2015:


                                   LMPVIT WESTERN ASSET VARIABLE      MIST AB GLOBAL DYNAMIC       MIST ALLIANZ GLOBAL INVESTORS
                                      GLOBAL HIGH YIELD BOND                ALLOCATION               DYNAMIC MULTI-ASSET PLUS
                                            SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------  -----------------------------  -------------------------------
                                      SEPTEMBER       DECEMBER        SEPTEMBER      DECEMBER        SEPTEMBER       DECEMBER
                                        2016            2015            2016           2015            2016            2015
                                   --------------  -------------   --------------  -------------  --------------  --------------

Units beginning of year..........         382,235        393,796       12,613,899     13,566,496       2,419,872         435,600
Units issued and transferred
   from other funding options....          22,880         31,917          410,417        597,428         698,032       2,149,885
Units redeemed and transferred to
   other funding options.........        (50,532)       (43,478)        (771,362)    (1,550,025)       (168,059)       (165,613)
                                   --------------  -------------   --------------  -------------  --------------  --------------
Units end of year................         354,583        382,235       12,252,954     12,613,899       2,949,845       2,419,872
                                   ==============  =============   ==============  =============  ==============  ==============


                                        MIST AMERICAN FUNDS         MIST AMERICAN FUNDS GROWTH
                                        BALANCED ALLOCATION                 ALLOCATION             MIST AMERICAN FUNDS GROWTH
                                            SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  ------------------------------  -----------------------------
                                      SEPTEMBER      DECEMBER        SEPTEMBER       DECEMBER        SEPTEMBER      DECEMBER
                                        2016           2015            2016            2015            2016           2015
                                   --------------  -------------  --------------  --------------  -------------  --------------

Units beginning of year..........      16,602,026     17,609,124       7,658,016       7,946,552      4,464,645       4,458,269
Units issued and transferred
   from other funding options....         561,833        778,191         218,249         500,449        371,954         787,304
Units redeemed and transferred to
   other funding options.........     (1,479,592)    (1,785,289)       (569,550)       (788,985)      (424,740)       (780,928)
                                   --------------  -------------  --------------  --------------  -------------  --------------
Units end of year................      15,684,267     16,602,026       7,306,715       7,658,016      4,411,859       4,464,645
                                   ==============  =============  ==============  ==============  =============  ==============

                                         MIST AMERICAN FUNDS              MIST AQR GLOBAL             MIST BLACKROCK GLOBAL
                                         MODERATE ALLOCATION               RISK BALANCED               TACTICAL STRATEGIES
                                             SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  -----------------------------  -----------------------------
                                      SEPTEMBER       DECEMBER       SEPTEMBER       DECEMBER        SEPTEMBER      DECEMBER
                                        2016            2015           2016            2015            2016           2015
                                   --------------  --------------  -------------  --------------  --------------  -------------

Units beginning of year..........       8,864,010       9,369,175     13,270,365      14,582,265      24,563,596     25,901,164
Units issued and transferred
   from other funding options....         249,295         323,977        309,036         920,903         649,624      1,174,063
Units redeemed and transferred to
   other funding options.........       (575,214)       (829,142)    (1,332,411)     (2,232,803)     (1,822,254)    (2,511,631)
                                   --------------  --------------  -------------  --------------  --------------  -------------
Units end of year................       8,538,091       8,864,010     12,246,990      13,270,365      23,390,966     24,563,596
                                   ==============  ==============  =============  ==============  ==============  =============


                                                                       MIST CLARION GLOBAL             MIST CLEARBRIDGE
                                     MIST BLACKROCK HIGH YIELD             REAL ESTATE                 AGGRESSIVE GROWTH
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  -----------------------------  -----------------------------
                                      SEPTEMBER      DECEMBER        SEPTEMBER      DECEMBER        SEPTEMBER       DECEMBER
                                        2016           2015            2016           2015            2016            2015
                                   --------------  -------------  -------------  --------------  --------------  -------------

Units beginning of year..........         772,951        784,188      1,380,633       1,509,948       3,593,923      3,679,440
Units issued and transferred
   from other funding options....          85,782        133,381         30,248         113,126         221,322        520,811
Units redeemed and transferred to
   other funding options.........       (119,168)      (144,618)      (185,284)       (242,441)       (497,723)      (606,328)
                                   --------------  -------------  -------------  --------------  --------------  -------------
Units end of year................         739,565        772,951      1,225,597       1,380,633       3,317,522      3,593,923
                                   ==============  =============  =============  ==============  ==============  =============

                                                                                                       MIST INVESCO
                                       MIST GOLDMAN SACHS             MIST HARRIS OAKMARK              BALANCED-RISK
                                          MID CAP VALUE                  INTERNATIONAL                  ALLOCATION
                                           SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------  ----------------------------  -----------------------------
                                     SEPTEMBER      DECEMBER       SEPTEMBER       DECEMBER       SEPTEMBER      DECEMBER
                                       2016           2015           2016            2015           2016           2015
                                   -------------  -------------  -------------  -------------  -------------  --------------

Units beginning of year..........      1,091,026      1,092,733      2,327,027      2,474,794     32,854,167      32,215,268
Units issued and transferred
   from other funding options....         56,030        157,213        222,265        272,248      4,472,025       4,027,957
Units redeemed and transferred to
   other funding options.........      (114,070)      (158,920)      (279,875)      (420,015)    (2,902,820)     (3,389,058)
                                   -------------  -------------  -------------  -------------  -------------  --------------
Units end of year................      1,032,986      1,091,026      2,269,417      2,327,027     34,423,372      32,854,167
                                   =============  =============  =============  =============  =============  ==============



                                                                         MIST INVESCO                  MIST INVESCO
                                      MIST INVESCO COMSTOCK              MID CAP VALUE               SMALL CAP GROWTH
                                           SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------  ----------------------------  -----------------------------
                                     SEPTEMBER      DECEMBER        SEPTEMBER      DECEMBER       SEPTEMBER      DECEMBER
                                       2016           2015            2016           2015           2016           2015
                                   -------------  -------------  -------------  -------------  -------------  --------------

Units beginning of year..........      2,440,674      2,588,260        541,952        564,878      1,002,342       1,053,572
Units issued and transferred
   from other funding options....         91,488        161,469         41,263         53,924         63,864         128,802
Units redeemed and transferred to
   other funding options.........      (234,278)      (309,055)       (52,390)       (76,850)      (118,313)       (180,032)
                                   -------------  -------------  -------------  -------------  -------------  --------------
Units end of year................      2,297,884      2,440,674        530,825        541,952        947,893       1,002,342
                                   =============  =============  =============  =============  =============  ==============

                                            MIST JPMORGAN              MIST JPMORGAN GLOBAL                MIST JPMORGAN
                                              CORE BOND                  ACTIVE ALLOCATION                SMALL CAP VALUE
                                             SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------  -----------------------------  ------------------------------
                                      SEPTEMBER       DECEMBER        SEPTEMBER      DECEMBER        SEPTEMBER       DECEMBER
                                        2016            2015            2016           2015            2016            2015
                                   --------------  --------------  -------------  --------------  --------------  --------------

Units beginning of year..........       2,699,320       2,637,082     47,107,126      45,254,100         214,127         229,294
Units issued and transferred
   from other funding options....         411,095         564,953      6,241,311       6,797,456           4,519          10,605
Units redeemed and transferred to
   other funding options.........       (365,236)       (502,715)    (3,067,783)     (4,944,430)        (21,037)        (25,772)
                                   --------------  --------------  -------------  --------------  --------------  --------------
Units end of year................       2,745,179       2,699,320     50,280,654      47,107,126         197,609         214,127
                                   ==============  ==============  =============  ==============  ==============  ==============


                                       MIST LOOMIS SAYLES             MIST MET/ABERDEEN           MIST MET/EATON VANCE
                                         GLOBAL MARKETS            EMERGING MARKETS EQUITY            FLOATING RATE
                                           SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------  ----------------------------  ----------------------------
                                     SEPTEMBER      DECEMBER       SEPTEMBER      DECEMBER       SEPTEMBER      DECEMBER
                                       2016           2015           2016           2015           2016           2015
                                   -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year..........      1,142,649      1,220,864      3,357,805      3,225,968        646,450        665,094
Units issued and transferred
   from other funding options....         74,672        106,795        194,047        576,126         79,841         86,490
Units redeemed and transferred to
   other funding options.........      (158,321)      (185,010)      (499,878)      (444,289)      (130,344)      (105,134)
                                   -------------  -------------  -------------  -------------  -------------  -------------
Units end of year................      1,059,000      1,142,649      3,051,974      3,357,805        595,947        646,450
                                   =============  =============  =============  =============  =============  =============


        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED DECEMBER 31, 2015:


                                          MIST MET/FRANKLIN             MIST MET/TEMPLETON             MIST MET/WELLINGTON
                                      LOW DURATION TOTAL RETURN         INTERNATIONAL BOND             LARGE CAP RESEARCH
                                             SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  -----------------------------  -----------------------------
                                      SEPTEMBER       DECEMBER       SEPTEMBER       DECEMBER        SEPTEMBER      DECEMBER
                                        2016            2015           2016            2015            2016           2015
                                   --------------  --------------  -------------  --------------  --------------  -------------

Units beginning of year..........       1,944,003       1,961,909        239,083         257,798         105,203        112,370
Units issued and transferred
   from other funding options....         236,106         588,355         36,385          22,382           3,832          8,171
Units redeemed and transferred to
   other funding options.........       (343,298)       (606,261)       (17,476)        (41,097)         (4,130)       (15,338)
                                   --------------  --------------  -------------  --------------  --------------  -------------
Units end of year................       1,836,811       1,944,003        257,992         239,083         104,905        105,203
                                   ==============  ==============  =============  ==============  ==============  =============


                                        MIST METLIFE ASSET            MIST METLIFE BALANCED        MIST METLIFE MULTI-INDEX
                                          ALLOCATION 100                      PLUS                       TARGETED RISK
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  -----------------------------  -----------------------------
                                      SEPTEMBER      DECEMBER        SEPTEMBER      DECEMBER        SEPTEMBER       DECEMBER
                                        2016           2015            2016           2015            2016            2015
                                   --------------  -------------  -------------  --------------  --------------  -------------

Units beginning of year..........       6,569,734      6,982,685     32,062,067      31,843,378      25,386,319     15,792,519
Units issued and transferred
   from other funding options....         172,455        205,474      1,387,039       2,922,466       6,135,246     12,029,359
Units redeemed and transferred to
   other funding options.........       (378,827)      (618,425)    (1,788,401)     (2,703,777)     (2,979,435)    (2,435,559)
                                   --------------  -------------  -------------  --------------  --------------  -------------
Units end of year................       6,363,362      6,569,734     31,660,705      32,062,067      28,542,130     25,386,319
                                   ==============  =============  =============  ==============  ==============  =============

                                            MIST METLIFE                 MIST MFS RESEARCH             MIST MORGAN STANLEY
                                           SMALL CAP VALUE                 INTERNATIONAL                 MID CAP GROWTH
                                             SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  -----------------------------  -----------------------------
                                      SEPTEMBER       DECEMBER        SEPTEMBER      DECEMBER        SEPTEMBER      DECEMBER
                                        2016            2015            2016           2015            2016           2015
                                   --------------  --------------  --------------  -------------  --------------  -------------

Units beginning of year..........       1,419,455       1,597,062       2,153,196      2,149,874         594,647        572,839
Units issued and transferred
   from other funding options....          50,607          88,249         120,365        310,085          53,508         60,622
Units redeemed and transferred to
   other funding options.........       (170,045)       (265,856)       (212,772)      (306,763)        (46,293)       (38,814)
                                   --------------  --------------  --------------  -------------  --------------  -------------
Units end of year................       1,300,017       1,419,455       2,060,789      2,153,196         601,862        594,647
                                   ==============  ==============  ==============  =============  ==============  =============


                                         MIST OPPENHEIMER            MIST PANAGORA GLOBAL          MIST PIMCO INFLATION
                                           GLOBAL EQUITY               DIVERSIFIED RISK               PROTECTED BOND
                                            SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------  ----------------------------  ----------------------------
                                      SEPTEMBER      DECEMBER       SEPTEMBER      DECEMBER       SEPTEMBER      DECEMBER
                                        2016           2015           2016           2015           2016           2015
                                   -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year..........        164,302        176,001        904,034        237,646      4,837,263      5,278,344
Units issued and transferred
   from other funding options....          8,895         10,413      1,891,968      1,027,386        204,027        515,644
Units redeemed and transferred to
   other funding options.........       (15,264)       (22,112)      (134,151)      (360,998)      (554,622)      (956,725)
                                   -------------  -------------  -------------  -------------  -------------  -------------
Units end of year................        157,933        164,302      2,661,851        904,034      4,486,668      4,837,263
                                   =============  =============  =============  =============  =============  =============

                                             MIST PIMCO                    MIST PYRAMIS
                                            TOTAL RETURN                 GOVERNMENT INCOME         MIST PYRAMIS MANAGED RISK
                                             SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                     ----------------------------  ----------------------------  ----------------------------
                                        SEPTEMBER     DECEMBER        SEPTEMBER     DECEMBER        SEPTEMBER     DECEMBER
                                          2016          2015            2016          2015            2016          2015
                                     -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year............      8,485,580      9,468,783      4,341,821      4,533,402      1,488,949        911,084
Units issued and transferred
   from other funding options......        537,902        700,148        420,865        397,885        248,070        770,959
Units redeemed and transferred to
   other funding options...........    (1,026,361)    (1,683,351)      (384,461)      (589,466)      (431,420)      (193,094)
                                     -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..................      7,997,121      8,485,580      4,378,225      4,341,821      1,305,599      1,488,949
                                     =============  =============  =============  =============  =============  =============


                                        MIST SCHRODERS GLOBAL              MIST SSGA
                                             MULTI-ASSET             GROWTH AND INCOME ETF         MIST SSGA GROWTH ETF
                                             SUB-ACCOUNT                  SUB-ACCOUNT                   SUB-ACCOUNT
                                     ---------------------------  ----------------------------  ----------------------------
                                       SEPTEMBER      DECEMBER      SEPTEMBER      DECEMBER        SEPTEMBER     DECEMBER
                                         2016           2015          2016           2015            2016          2015
                                     -------------  ------------  -------------  -------------  -------------  -------------

Units beginning of year............     19,308,600    18,028,770      6,361,369      6,338,282      3,576,953      3,671,900
Units issued and transferred
   from other funding options......      1,326,822     3,358,308        141,930        582,534        102,928        241,239
Units redeemed and transferred to
   other funding options...........    (1,145,170)   (2,078,478)      (425,348)      (559,447)      (339,857)      (336,186)
                                     -------------  ------------  -------------  -------------  -------------  -------------
Units end of year..................     19,490,252    19,308,600      6,077,951      6,361,369      3,340,024      3,576,953
                                     =============  ============  =============  =============  =============  =============

                                         MIST T. ROWE PRICE             MIST T. ROWE PRICE             MSF BAILLIE GIFFORD
                                           LARGE CAP VALUE                MID CAP GROWTH               INTERNATIONAL STOCK
                                             SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  -----------------------------  -----------------------------
                                      SEPTEMBER       DECEMBER       SEPTEMBER       DECEMBER        SEPTEMBER      DECEMBER
                                        2016            2015           2016            2015            2016           2015
                                   --------------  --------------  -------------  --------------  --------------  -------------

Units beginning of year..........         822,870         872,142      2,528,906       2,773,850       1,261,509      1,397,967
Units issued and transferred
   from other funding options....          31,303          79,735        177,879         221,776          88,562        105,210
Units redeemed and transferred to
   other funding options.........       (126,712)       (129,007)      (310,126)       (466,720)       (166,304)      (241,668)
                                   --------------  --------------  -------------  --------------  --------------  -------------
Units end of year................         727,461         822,870      2,396,659       2,528,906       1,183,767      1,261,509
                                   ==============  ==============  =============  ==============  ==============  =============


                                      MSF BARCLAYS AGGREGATE               MSF BLACKROCK                  MSF BLACKROCK
                                            BOND INDEX                      BOND INCOME               CAPITAL APPRECIATION
                                            SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  ------------------------------  -----------------------------
                                      SEPTEMBER      DECEMBER        SEPTEMBER       DECEMBER        SEPTEMBER       DECEMBER
                                        2016           2015            2016            2015            2016            2015
                                   --------------  -------------  --------------  --------------  --------------  -------------

Units beginning of year..........         897,469        883,622         143,286         159,423          87,289        102,922
Units issued and transferred
   from other funding options....         315,666        223,523          10,230           8,547           4,893          7,710
Units redeemed and transferred to
   other funding options.........       (143,802)      (209,676)        (13,690)        (24,684)         (2,516)       (23,343)
                                   --------------  -------------  --------------  --------------  --------------  -------------
Units end of year................       1,069,333        897,469         139,826         143,286          89,666         87,289
                                   ==============  =============  ==============  ==============  ==============  =============


        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED DECEMBER 31, 2015:


                                           MSF BLACKROCK                 MSF FRONTIER
                                       ULTRA-SHORT TERM BOND            MID CAP GROWTH              MSF JENNISON GROWTH
                                            SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------  ----------------------------  ----------------------------
                                      SEPTEMBER      DECEMBER       SEPTEMBER      DECEMBER       SEPTEMBER      DECEMBER
                                        2016           2015           2016           2015           2016           2015
                                   -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year..........      5,175,195      5,393,034        451,369        529,849      2,402,666      2,800,886
Units issued and transferred
   from other funding options....      2,320,474      3,081,762         22,418         30,541        138,192        119,213
Units redeemed and transferred to
   other funding options.........    (2,510,109)    (3,299,601)       (54,339)      (109,021)      (275,027)      (517,433)
                                   -------------  -------------  -------------  -------------  -------------  -------------
Units end of year................      4,985,560      5,175,195        419,448        451,369      2,265,831      2,402,666
                                   =============  =============  =============  =============  =============  =============


                                          MSF LOOMIS SAYLES               MSF LOOMIS SAYLES               MSF MET/ARTISAN
                                           SMALL CAP CORE                 SMALL CAP GROWTH                 MID CAP VALUE
                                             SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  ------------------------------  ----------------------------
                                      SEPTEMBER       DECEMBER        SEPTEMBER       DECEMBER        SEPTEMBER      DECEMBER
                                        2016            2015            2016            2015            2016           2015
                                   --------------  --------------  --------------  --------------  -------------  -------------

Units beginning of year..........          14,846          17,201          28,005          31,874        727,452        802,108
Units issued and transferred
   from other funding options....             878             823           1,391           1,391         28,687         48,021
Units redeemed and transferred to
   other funding options.........           (917)         (3,178)         (1,562)         (5,260)       (87,565)      (122,677)
                                   --------------  --------------  --------------  --------------  -------------  -------------
Units end of year................          14,807          14,846          27,834          28,005        668,574        727,452
                                   ==============  ==============  ==============  ==============  =============  =============

                                         MSF MET/DIMENSIONAL            MSF MET/WELLINGTON              MSF METLIFE ASSET
                                     INTERNATIONAL SMALL COMPANY     CORE EQUITY OPPORTUNITIES            ALLOCATION 20
                                             SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  -----------------------------  ------------------------------
                                      SEPTEMBER       DECEMBER        SEPTEMBER       DECEMBER       SEPTEMBER       DECEMBER
                                        2016            2015            2016            2015           2016            2015
                                   --------------  --------------  --------------  -------------  --------------  --------------

Units beginning of year..........         260,140         235,511       3,429,684      3,710,716         528,487         766,064
Units issued and transferred
   from other funding options....          19,459          58,269         523,625        220,362         418,695         328,355
Units redeemed and transferred to
   other funding options.........        (29,987)        (33,640)       (419,692)      (501,394)       (298,722)       (565,932)
                                   --------------  --------------  --------------  -------------  --------------  --------------
Units end of year................         249,612         260,140       3,533,617      3,429,684         648,460         528,487
                                   ==============  ==============  ==============  =============  ==============  ==============


                                         MSF METLIFE ASSET               MSF METLIFE ASSET              MSF METLIFE ASSET
                                           ALLOCATION 40                   ALLOCATION 60                  ALLOCATION 80
                                            SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  ------------------------------  -----------------------------
                                     SEPTEMBER       DECEMBER        SEPTEMBER       DECEMBER        SEPTEMBER      DECEMBER
                                       2016            2015            2016            2015            2016           2015
                                   -------------  --------------  --------------  --------------  --------------  -------------

Units beginning of year..........     27,623,837      30,939,347      35,981,037      39,329,326      28,152,718     30,026,547
Units issued and transferred
   from other funding options....        645,916         860,423         473,807         906,514         500,250        841,955
Units redeemed and transferred to
   other funding options.........    (2,353,180)     (4,175,933)     (2,510,095)     (4,254,803)     (2,246,803)    (2,715,784)
                                   -------------  --------------  --------------  --------------  --------------  -------------
Units end of year................     25,916,573      27,623,837      33,944,749      35,981,037      26,406,165     28,152,718
                                   =============  ==============  ==============  ==============  ==============  =============

                                              MSF METLIFE                  MSF METLIFE
                                          MID CAP STOCK INDEX              STOCK INDEX               MSF MFS TOTAL RETURN
                                              SUB-ACCOUNT                  SUB-ACCOUNT                    SUB-ACCOUNT
                                     ----------------------------  ----------------------------  ----------------------------
                                        SEPTEMBER      DECEMBER      SEPTEMBER      DECEMBER        SEPTEMBER     DECEMBER
                                          2016           2015          2016           2015            2016          2015
                                     -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year............        259,569        253,767      2,448,388      2,646,054        140,275        156,861
Units issued and transferred
   from other funding options......         37,581         42,661        310,911        234,871          3,329          3,672
Units redeemed and transferred to
   other funding options...........       (46,170)       (36,859)      (317,136)      (432,537)       (17,407)       (20,258)
                                     -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..................        250,980        259,569      2,442,163      2,448,388        126,197        140,275
                                     =============  =============  =============  =============  =============  =============


                                                                                                         MSF NEUBERGER
                                            MSF MFS VALUE               MSF MSCI EAFE INDEX             BERMAN GENESIS
                                             SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                     ----------------------------  ----------------------------  ----------------------------
                                       SEPTEMBER      DECEMBER        SEPTEMBER      DECEMBER      SEPTEMBER       DECEMBER
                                         2016           2015            2016           2015          2016            2015
                                     -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year............        954,325      1,009,780        491,903        428,858        518,912        590,926
Units issued and transferred
   from other funding options......        148,708         99,306         41,399        141,983         27,033         26,531
Units redeemed and transferred to
   other funding options...........      (155,771)      (154,761)       (63,100)       (78,938)       (53,959)       (98,545)
                                     -------------  -------------  -------------  -------------  -------------  -------------
Units end of year..................        947,262        954,325        470,202        491,903        491,986        518,912
                                     =============  =============  =============  =============  =============  =============


                                                                        MSF T. ROWE PRICE              MSF T. ROWE PRICE
                                      MSF RUSSELL 2000 INDEX            LARGE CAP GROWTH               SMALL CAP GROWTH
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  -----------------------------  ----------------------------
                                      SEPTEMBER      DECEMBER        SEPTEMBER      DECEMBER       SEPTEMBER       DECEMBER
                                        2016           2015            2016           2015           2016            2015
                                   -------------  --------------  --------------  -------------  -------------  -------------

Units beginning of year..........        392,896         374,932       1,214,561      1,116,757         16,556         17,948
Units issued and transferred
   from other funding options....         29,990         107,737         201,689        414,783            469            403
Units redeemed and transferred to
   other funding options.........       (61,839)        (89,773)       (186,533)      (316,979)        (1,737)        (1,795)
                                   -------------  --------------  --------------  -------------  -------------  -------------
Units end of year................        361,047         392,896       1,229,717      1,214,561         15,288         16,556
                                   =============  ==============  ==============  =============  =============  =============


                                                                        MSF WESTERN ASSET              MSF WESTERN ASSET
                                        MSF VAN ECK GLOBAL            MANAGEMENT STRATEGIC                MANAGEMENT
                                         NATURAL RESOURCES             BOND OPPORTUNITIES               U.S. GOVERNMENT
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   -----------------------------  -----------------------------  -----------------------------
                                      SEPTEMBER      DECEMBER        SEPTEMBER      DECEMBER        SEPTEMBER      DECEMBER
                                        2016           2015            2016           2015            2016           2015
                                   --------------  -------------  -------------  --------------  --------------  -------------

Units beginning of year..........         482,930        407,380            700             710       1,586,953      1,736,974
Units issued and transferred
   from other funding options....          74,666        214,753      2,446,342              --         183,522        157,663
Units redeemed and transferred to
   other funding options.........       (160,440)      (139,203)      (124,285)            (10)       (206,333)      (307,684)
                                   --------------  -------------  -------------  --------------  --------------  -------------
Units end of year................         397,156        482,930      2,322,757             700       1,564,142      1,586,953
                                   ==============  =============  =============  ==============  ==============  =============


        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



7.  SCHEDULES OF UNITS -- (CONCLUDED)
    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED) AND THE YEAR ENDED DECEMBER 31, 2015:


                                          OPPENHEIMER VA
                                       MAIN STREET SMALL CAP         PIMCO VIT HIGH YIELD         PIMCO VIT LOW DURATION
                                            SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------  ----------------------------  ----------------------------
                                      SEPTEMBER      DECEMBER       SEPTEMBER      DECEMBER       SEPTEMBER      DECEMBER
                                        2016           2015           2016           2015           2016           2015
                                   -------------  -------------  -------------  -------------  -------------  -------------

Units beginning of year..........        154,239        170,276          6,064          8,179          4,350          4,667
Units issued and transferred
   from other funding options....          6,543          4,910              3             74             --             25
Units redeemed and transferred to
   other funding options.........       (12,842)       (20,947)          (593)        (2,189)          (184)          (342)
                                   -------------  -------------  -------------  -------------  -------------  -------------
Units end of year................        147,940        154,239          5,474          6,064          4,166          4,350
                                   =============  =============  =============  =============  =============  =============


                                             PIONEER VCT                  PIONEER VCT REAL               PUTNAM VT EQUITY
                                            MID CAP VALUE                   ESTATE SHARES                     INCOME
                                             SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------  ------------------------------  ----------------------------
                                      SEPTEMBER       DECEMBER        SEPTEMBER       DECEMBER        SEPTEMBER      DECEMBER
                                        2016            2015            2016            2015            2016           2015
                                   --------------  --------------  --------------  --------------  -------------  -------------

Units beginning of year..........          47,288          50,993             397             399          1,969          1,982
Units issued and transferred
   from other funding options....           4,093           1,907              --              --            670             --
Units redeemed and transferred to
   other funding options.........         (4,703)         (5,612)             (1)             (2)           (93)           (13)
                                   --------------  --------------  --------------  --------------  -------------  -------------
Units end of year................          46,678          47,288             396             397          2,546          1,969
                                   ==============  ==============  ==============  ==============  =============  =============

                                              PUTNAM VT                 RUSSELL AGGRESSIVE                  RUSSELL CORE
                                          MULTI-CAP GROWTH                    EQUITY                            BOND
                                             SUB-ACCOUNT                    SUB-ACCOUNT                      SUB-ACCOUNT
                                   ------------------------------  ------------------------------  ------------------------------
                                      SEPTEMBER       DECEMBER        SEPTEMBER       DECEMBER        SEPTEMBER       DECEMBER
                                        2016            2015            2016            2015            2016            2015
                                   --------------  --------------  --------------  --------------  --------------  --------------

Units beginning of year..........          20,399          28,619             206             206           1,250           1,250
Units issued and transferred
   from other funding options....             863             661              --              --              --              --
Units redeemed and transferred to
   other funding options.........         (1,014)         (8,881)              --              --              --              --
                                   --------------  --------------  --------------  --------------  --------------  --------------
Units end of year................          20,248          20,399             206             206           1,250           1,250
                                   ==============  ==============  ==============  ==============  ==============  ==============


                                        RUSSELL GLOBAL REAL              RUSSELL MULTI-STYLE
                                         ESTATE SECURITIES                     EQUITY                      RUSSELL NON-U.S.
                                            SUB-ACCOUNT                      SUB-ACCOUNT                      SUB-ACCOUNT
                                   ------------------------------  -------------------------------  ------------------------------
                                      SEPTEMBER       DECEMBER        SEPTEMBER        DECEMBER        SEPTEMBER       DECEMBER
                                        2016            2015            2016             2015            2016            2015
                                   --------------  --------------  --------------  ---------------  --------------  --------------

Units beginning of year..........             215             215           2,931            2,931             959             959
Units issued and transferred
   from other funding options....              --              --              --               --              --              --
Units redeemed and transferred to
   other funding options.........              --              --              --               --              --              --
                                   --------------  --------------  --------------  ---------------  --------------  --------------
Units end of year................             215             215           2,931            2,931             959             959
                                   ==============  ==============  ==============  ===============  ==============  ==============

                                              TAP 1919 VARIABLE
                                        SOCIALLY RESPONSIVE BALANCED
                                                 SUB-ACCOUNT
                                        ------------------------------
                                           SEPTEMBER       DECEMBER
                                             2016            2015
                                        --------------  --------------

Units beginning of year...............             437             342
Units issued and transferred
   from other funding options.........              --              96
Units redeemed and transferred to
   other funding options..............            (97)             (1)
                                        --------------  --------------
Units end of year.....................             340             437
                                        ==============  ==============


        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS


The Company sells a number of variable annuity products which have unique combinations of features and fees, some of which directly affect the unit values of the Sub-Accounts. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying fund, portfolio or series, for the respective stated periods in the nine months ended September 30, 2016 (Unaudited) and each of the four years ended December 31, 2015, 2014, 2013 and 2012:

                                                                   AS OF
                                                -------------------------------------------
                                                                 UNIT VALUE
                                                                  LOWEST TO         NET
                                                    UNITS        HIGHEST ($)    ASSETS ($)
                                                ------------  ---------------  ------------
  American Funds Bond       September 30, 2016       523,292    17.78 - 20.37     9,877,226
     Sub-Account             December 31, 2015       565,472    16.97 - 19.35    10,165,126
                             December 31, 2014       623,582    17.21 - 19.48    11,308,400
                             December 31, 2013       621,866    16.62 - 18.68    10,869,085
                             December 31, 2012       541,160    17.27 - 19.27     9,792,942

  American Funds Global     September 30, 2016       577,432    38.09 - 47.62    23,689,640
     Growth Sub-Account      December 31, 2015       612,272    36.93 - 45.77    24,248,646
                             December 31, 2014       682,942    35.19 - 43.13    25,669,460
                             December 31, 2013       719,174    35.06 - 42.47    26,820,141
                             December 31, 2012       762,664    27.66 - 33.12    22,306,755

  American Funds Global     September 30, 2016       123,121    36.14 - 42.66     4,824,268
     Small Capitalization    December 31, 2015       123,980    34.81 - 40.82     4,660,568
     Sub-Account             December 31, 2014       130,008    35.30 - 41.02     4,933,146
                             December 31, 2013       137,218    35.14 - 40.47     5,157,246
                             December 31, 2012       137,433    27.85 - 31.78     4,085,561

  American Funds Growth     September 30, 2016       198,957  224.99 - 327.57    51,020,326
     Sub-Account             December 31, 2015       216,165  212.42 - 306.61    52,129,155
                             December 31, 2014       245,550  202.60 - 289.09    56,173,858
                             December 31, 2013       276,743  190.29 - 268.43    59,275,023
                             December 31, 2012       297,526  149.07 - 207.87    49,608,605

  American Funds            September 30, 2016       159,123  153.55 - 209.41    27,077,661
     Growth-Income           December 31, 2015       171,529  143.70 - 194.58    27,208,029
     Sub-Account             December 31, 2014       187,082  144.35 - 193.62    29,698,695
                             December 31, 2013       210,376  132.98 - 176.68    30,630,870
                             December 31, 2012       226,731  101.52 - 133.61    25,000,716

  Fidelity VIP Contrafund   September 30, 2016       398,364     6.44 - 74.42    18,879,172
     Sub-Account             December 31, 2015       401,103     6.17 - 71.00    19,201,982
                             December 31, 2014       413,191     6.24 - 71.28    21,423,316
                             December 31, 2013       406,330     5.67 - 64.36    21,377,976
                             December 31, 2012       396,480    42.13 - 49.54    17,582,368

  Fidelity VIP              September 30, 2016         2,494    20.55 - 81.61        58,862
     Equity-Income           December 31, 2015         3,431    18.79 - 74.67        71,803
     Sub-Account             December 31, 2014         4,022    19.90 - 79.16        87,581
                             December 31, 2013         4,115    18.60 - 74.07        83,802
                             December 31, 2012         4,148    14.76 - 58.82        67,342



                                                               FOR THE PERIOD ENDED
                                                -------------------------------------------------
                                                INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                   INCOME          LOWEST TO         LOWEST TO
                                                  RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                                -------------  ----------------  ----------------
  American Funds Bond       September 30, 2016       0.53        0.95 - 1.65          4.73 - 5.28
     Sub-Account             December 31, 2015       1.65        0.95 - 1.65      (1.37) - (0.67)
                             December 31, 2014       1.94        0.95 - 1.65          3.56 - 4.28
                             December 31, 2013       1.85        0.95 - 1.65      (3.76) - (3.08)
                             December 31, 2012       2.63        0.95 - 1.65          3.64 - 4.37

  American Funds Global     September 30, 2016       0.27        0.75 - 1.90          3.14 - 4.04
     Growth Sub-Account      December 31, 2015       0.98        0.75 - 1.90          4.92 - 6.14
                             December 31, 2014       1.15        0.75 - 1.90          0.39 - 1.55
                             December 31, 2013       1.24        0.75 - 1.90        26.75 - 28.21
                             December 31, 2012       0.90        0.75 - 1.90        20.24 - 21.64

  American Funds Global     September 30, 2016         --        0.75 - 1.65          3.81 - 4.51
     Small Capitalization    December 31, 2015         --        0.75 - 1.65      (1.38) - (0.48)
     Sub-Account             December 31, 2014       0.12        0.75 - 1.65          0.45 - 1.36
                             December 31, 2013       0.87        0.75 - 1.65        26.18 - 27.32
                             December 31, 2012       1.34        0.75 - 1.65        16.23 - 17.29

  American Funds Growth     September 30, 2016       0.19        0.75 - 1.90          5.92 - 6.84
     Sub-Account             December 31, 2015       0.58        0.75 - 1.90          4.85 - 6.06
                             December 31, 2014       0.77        0.75 - 1.90          6.47 - 7.70
                             December 31, 2013       0.93        0.75 - 1.90        27.65 - 29.13
                             December 31, 2012       0.80        0.75 - 1.90         2.02 - 17.01

  American Funds            September 30, 2016       0.27        0.95 - 1.90          6.85 - 7.62
     Growth-Income           December 31, 2015       1.28        0.95 - 1.90        (0.45) - 0.50
     Sub-Account             December 31, 2014       1.26        0.95 - 1.90          8.55 - 9.59
                             December 31, 2013       1.35        0.95 - 1.90        30.99 - 32.24
                             December 31, 2012       1.61        0.95 - 1.90        15.26 - 16.37

  Fidelity VIP Contrafund   September 30, 2016         --        0.95 - 1.85          4.12 - 4.82
     Sub-Account             December 31, 2015       0.89        0.95 - 1.85      (1.29) - (0.39)
                             December 31, 2014       0.84        0.95 - 1.85         9.77 - 10.76
                             December 31, 2013       0.97        0.95 - 1.85        10.23 - 29.91
                             December 31, 2012       1.29        0.95 - 1.85        14.17 - 15.20

  Fidelity VIP              September 30, 2016         --        1.40 - 1.50          9.28 - 9.37
     Equity-Income           December 31, 2015       2.88        1.40 - 1.50      (5.66) - (5.57)
     Sub-Account             December 31, 2014       2.66        1.40 - 1.50          6.86 - 6.97
                             December 31, 2013       2.33        1.40 - 1.50        25.93 - 26.05
                             December 31, 2012       2.98        1.40 - 1.50        15.30 - 15.42



        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                    AS OF
                                                 -------------------------------------------
                                                                 UNIT VALUE
                                                                  LOWEST TO          NET
                                                     UNITS       HIGHEST ($)     ASSETS ($)
                                                 ------------  ---------------  ------------
  Fidelity VIP Mid Cap       September 30, 2016       253,598    58.55 - 66.31    15,632,976
     Sub-Account              December 31, 2015       263,325    55.43 - 62.44    15,335,678
                              December 31, 2014       279,050    57.28 - 64.08    16,755,847
                              December 31, 2013       301,334    54.92 - 61.01    17,289,168
                              December 31, 2012       285,127    41.10 - 45.33    12,205,315

  FTVIPT Franklin            September 30, 2016       355,910    54.59 - 70.03    21,306,435
     Income VIP               December 31, 2015       384,412    50.31 - 64.11    21,170,997
     Sub-Account              December 31, 2014       408,888    55.14 - 69.63    24,536,012
                              December 31, 2013       444,107    53.69 - 67.20    25,831,980
                              December 31, 2012       443,053    48.00 - 59.54    22,861,593

  FTVIPT Franklin            September 30, 2016       126,525    29.10 - 32.46     3,869,357
     Mutual Shares VIP        December 31, 2015       129,815    26.86 - 29.84     3,653,863
     Sub-Account              December 31, 2014       143,131    28.72 - 31.74     4,285,026
                              December 31, 2013       155,912    27.26 - 29.95     4,416,458
                              December 31, 2012       165,250    21.60 - 23.61     3,691,282

  FTVIPT Franklin            September 30, 2016       245,202    14.60 - 15.38     3,636,344
     Small Cap Value VIP      December 31, 2015       264,433    12.46 - 13.07     3,343,147
     Sub-Account              December 31, 2014       264,065    13.66 - 14.25     3,653,630
                              December 31, 2013       276,727    13.79 - 14.30     3,859,159
                              December 31, 2012       236,169    10.27 - 10.60     2,449,921

  FTVIPT Templeton           September 30, 2016       526,376    13.75 - 34.92    11,722,757
     Foreign VIP              December 31, 2015       535,764    13.32 - 33.74    11,534,530
     Sub-Account              December 31, 2014       549,503    14.48 - 36.56    12,938,516
                              December 31, 2013       566,485    16.57 - 41.67    15,302,372
                              December 31, 2012       641,242    13.70 - 34.33    14,479,882

  FTVIPT Templeton           September 30, 2016       597,176    17.39 - 19.17    10,649,638
     Global Bond VIP          December 31, 2015       612,689    18.13 - 19.91    11,391,228
     Sub-Account              December 31, 2014       628,702    19.24 - 21.01    12,391,360
                              December 31, 2013       660,456    19.18 - 20.82    12,966,506
                              December 31, 2012       539,148    19.15 - 20.69    10,553,746

  Invesco V.I. Equity and    September 30, 2016       793,698    21.93 - 24.09    18,048,616
     Income Sub-Account       December 31, 2015       836,877    20.64 - 22.55    17,872,666
                              December 31, 2014       883,170    21.54 - 23.37    19,615,976
                              December 31, 2013       918,647    20.13 - 21.69    19,012,356
                              December 31, 2012       893,861    16.39 - 17.54    14,999,530

  Invesco V.I. International September 30, 2016       331,791    13.48 - 33.73    10,196,146
     Growth Sub-Account       December 31, 2015       343,336    13.20 - 32.97    10,351,518
                              December 31, 2014       351,843    13.71 - 34.18    11,092,683
                              December 31, 2013       378,037    13.85 - 34.47    11,901,262
                              December 31, 2012       348,180    11.81 - 29.32     9,352,656

  LMPVET ClearBridge         September 30, 2016       639,602    17.00 - 30.48    17,093,401
     Variable Aggressive      December 31, 2015       659,012    16.99 - 30.16    17,489,432
     Growth Sub-Account       December 31, 2014       728,285    17.67 - 30.99    19,900,016
                              December 31, 2013       807,266    15.00 - 25.98    18,593,341
                              December 31, 2012       784,327    10.38 - 17.40    12,280,790

                                                                 FOR THE PERIOD ENDED
                                                 --------------------------------------------------
                                                 INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                    INCOME          LOWEST TO          LOWEST TO
                                                   RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                                 -------------  ----------------  -----------------
  Fidelity VIP Mid Cap       September 30, 2016         --         0.95 - 1.65          5.63 - 6.19
     Sub-Account              December 31, 2015       0.25         0.95 - 1.65      (3.24) - (2.56)
                              December 31, 2014       0.02         0.95 - 1.65          4.30 - 5.03
                              December 31, 2013       0.29         0.95 - 1.65        33.65 - 34.59
                              December 31, 2012       0.44         0.95 - 1.65        12.68 - 13.47

  FTVIPT Franklin            September 30, 2016       5.03         0.95 - 1.85          8.50 - 9.24
     Income VIP               December 31, 2015       4.64         0.95 - 1.85      (8.76) - (7.93)
     Sub-Account              December 31, 2014       4.95         0.95 - 1.85          2.70 - 3.63
                              December 31, 2013       6.43         0.95 - 1.85        11.85 - 12.86
                              December 31, 2012       6.46         0.95 - 1.85        10.58 - 11.58

  FTVIPT Franklin            September 30, 2016       2.06         1.10 - 1.65          8.35 - 8.80
     Mutual Shares VIP        December 31, 2015       3.03         1.10 - 1.65      (6.49) - (5.98)
     Sub-Account              December 31, 2014       2.02         1.10 - 1.65          5.37 - 5.95
                              December 31, 2013       2.05         1.10 - 1.65        26.16 - 26.86
                              December 31, 2012       2.09         1.10 - 1.65        12.36 - 12.99

  FTVIPT Franklin            September 30, 2016       0.84         0.95 - 1.50        17.16 - 17.64
     Small Cap Value VIP      December 31, 2015       0.63         0.95 - 1.50      (8.77) - (8.26)
     Sub-Account              December 31, 2014       0.62         0.95 - 1.50      (0.93) - (0.38)
                              December 31, 2013       1.30         0.95 - 1.50        34.21 - 34.95
                              December 31, 2012       0.78         0.95 - 1.50        16.62 - 17.26

  FTVIPT Templeton           September 30, 2016       1.97         1.30 - 1.90          3.02 - 3.61
     Foreign VIP              December 31, 2015       3.19         1.30 - 1.90      (8.25) - (7.61)
     Sub-Account              December 31, 2014       1.84         1.30 - 1.90    (12.81) - (12.13)
                              December 31, 2013       2.41         1.30 - 1.90        20.66 - 21.56
                              December 31, 2012       3.04         1.30 - 1.90        16.00 - 16.94

  FTVIPT Templeton           September 30, 2016         --         0.95 - 1.50      (4.10) - (3.71)
     Global Bond VIP          December 31, 2015       7.89         0.95 - 1.50      (5.73) - (5.21)
     Sub-Account              December 31, 2014       5.11         0.95 - 1.50          0.32 - 0.87
                              December 31, 2013       4.73         0.95 - 1.50          0.12 - 0.67
                              December 31, 2012       6.27         0.95 - 1.50        13.34 - 13.97

  Invesco V.I. Equity and    September 30, 2016       1.67         0.95 - 1.65          6.24 - 6.80
     Income Sub-Account       December 31, 2015       2.31         0.95 - 1.65      (4.18) - (3.51)
                              December 31, 2014       1.57         0.95 - 1.65          6.99 - 7.74
                              December 31, 2013       1.53         0.95 - 1.65        22.84 - 23.71
                              December 31, 2012       1.85         0.95 - 1.65        10.54 - 11.32

  Invesco V.I. International September 30, 2016       1.16         0.95 - 1.50          1.88 - 2.31
     Growth Sub-Account       December 31, 2015       1.28         0.95 - 1.50      (4.07) - (3.54)
                              December 31, 2014       1.38         0.95 - 1.50      (1.40) - (0.86)
                              December 31, 2013       1.09         0.95 - 1.50        16.95 - 17.60
                              December 31, 2012       1.39         0.95 - 1.50        13.53 - 14.16

  LMPVET ClearBridge         September 30, 2016       0.02         0.95 - 1.95          0.09 - 1.05
     Variable Aggressive      December 31, 2015       0.34         0.95 - 1.95      (3.83) - (2.66)
     Growth Sub-Account       December 31, 2014       0.17         0.95 - 1.95        17.76 - 19.26
                              December 31, 2013       0.27         0.95 - 1.95        44.53 - 46.38
                              December 31, 2012       0.43         1.10 - 1.95        16.16 - 17.42

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF
                                                -------------------------------------------
                                                                UNIT VALUE
                                                                 LOWEST TO          NET
                                                    UNITS       HIGHEST ($)     ASSETS ($)
                                                ------------  ---------------  ------------
  LMPVET ClearBridge        September 30, 2016       426,780    48.22 - 60.41    23,246,070
     Variable Appreciation   December 31, 2015       454,520    46.01 - 57.24    23,566,939
     Sub-Account             December 31, 2014       504,207    46.15 - 56.87    26,063,152
                             December 31, 2013       545,502    42.38 - 51.73    25,776,634
                             December 31, 2012       481,135    33.23 - 40.17    17,679,178

  LMPVET ClearBridge        September 30, 2016       671,048    15.60 - 23.52    14,609,880
     Variable Dividend       December 31, 2015       720,660    14.24 - 21.38    14,325,561
     Strategy Sub-Account    December 31, 2014       796,590    15.14 - 22.59    16,774,613
                             December 31, 2013       851,387    13.55 - 20.09    15,989,944
                             December 31, 2012       732,611    10.95 - 16.14    10,934,469

  LMPVET ClearBridge        September 30, 2016         8,386    25.57 - 27.52       222,539
     Variable Large Cap      December 31, 2015         9,250    24.37 - 26.15       233,660
     Growth Sub-Account      December 31, 2014        11,166    22.62 - 24.18       261,685
                             December 31, 2013        14,900    20.22 - 21.53       311,557
                             December 31, 2012        18,448    14.95 - 15.86       284,698

  LMPVET ClearBridge        September 30, 2016        18,186    22.85 - 24.61       428,445
     Variable Large Cap      December 31, 2015        15,403    22.00 - 23.64       349,493
     Value Sub-Account       December 31, 2014        16,469    23.09 - 24.70       391,501
                             December 31, 2013        17,208    21.06 - 22.45       373,560
                             December 31, 2012        20,265    16.22 - 17.21       337,404

  LMPVET ClearBridge        September 30, 2016       163,757    23.48 - 31.33     4,512,218
     Variable Small Cap      December 31, 2015       174,184    22.72 - 30.14     4,612,937
     Growth Sub-Account      December 31, 2014       180,599    24.22 - 31.87     5,087,100
                             December 31, 2013       204,252    23.71 - 30.96     5,633,330
                             December 31, 2012       167,724    16.44 - 21.29     3,081,054

  LMPVET QS Variable        September 30, 2016       101,373    22.09 - 24.61     2,349,957
     Conservative Growth     December 31, 2015       110,832    20.93 - 23.22     2,433,690
     Sub-Account             December 31, 2014       121,761    21.53 - 23.76     2,748,787
                             December 31, 2013       147,638    20.87 - 22.90     3,213,463
                             December 31, 2012       140,448    18.39 - 20.08     2,681,490

  LMPVET QS Variable        September 30, 2016        69,188    19.52 - 21.12     1,402,045
     Growth Sub-Account      December 31, 2015        72,554    18.74 - 20.21     1,409,068
                             December 31, 2014        71,544    19.48 - 20.93     1,440,406
                             December 31, 2013        72,225    18.92 - 21.30     1,407,293
                             December 31, 2012        72,032    15.21 - 16.33     1,126,329

  LMPVET QS Variable        September 30, 2016         2,558    19.72 - 20.31        51,176
     Moderate Growth         December 31, 2015         2,766    18.83 - 19.37        52,861
     Sub-Account             December 31, 2014         3,858    19.49 - 20.02        76,177
                             December 31, 2013         5,216    18.89 - 19.37        99,413
                             December 31, 2012        12,513    15.76 - 16.14       197,798

  LMPVIT Western Asset      September 30, 2016       354,583    22.37 - 26.65     8,611,314
     Variable Global High    December 31, 2015       382,235    19.86 - 23.49     8,226,372
     Yield Bond              December 31, 2014       393,796    21.50 - 25.19     9,114,627
     Sub-Account             December 31, 2013       420,975    22.16 - 25.72     9,993,842
                             December 31, 2012       379,818    21.26 - 24.44     8,566,062

                                                               FOR THE PERIOD ENDED
                                                ------------------------------------------------
                                                INVESTMENT(1)  EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                   INCOME          LOWEST TO        LOWEST TO
                                                  RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                                -------------  ----------------  ---------------
  LMPVET ClearBridge        September 30, 2016      0.02         0.95 - 1.90         4.80 - 5.55
     Variable Appreciation   December 31, 2015      1.15         0.95 - 1.90       (0.31) - 0.64
     Sub-Account             December 31, 2014      1.14         0.95 - 1.90         8.90 - 9.94
                             December 31, 2013      1.28         0.95 - 1.90       27.56 - 28.77
                             December 31, 2012      1.69         0.95 - 1.90       13.76 - 14.85

  LMPVET ClearBridge        September 30, 2016      0.19         0.95 - 1.90         9.25 - 9.99
     Variable Dividend       December 31, 2015      1.60         0.95 - 1.90     (6.19) - (5.34)
     Strategy Sub-Account    December 31, 2014      2.00         0.95 - 1.90       11.40 - 12.41
                             December 31, 2013      1.59         0.95 - 1.90       23.38 - 24.49
                             December 31, 2012      2.78         0.95 - 1.90       11.98 - 12.99

  LMPVET ClearBridge        September 30, 2016        --         1.50 - 1.90         4.93 - 5.24
     Variable Large Cap      December 31, 2015      0.44         1.50 - 1.90         7.73 - 8.16
     Growth Sub-Account      December 31, 2014      0.46         1.50 - 1.90       11.85 - 12.29
                             December 31, 2013      0.46         1.50 - 1.90       35.26 - 35.80
                             December 31, 2012      0.67         1.50 - 1.90       18.07 - 18.55

  LMPVET ClearBridge        September 30, 2016      0.05         1.50 - 1.90         3.83 - 4.14
     Variable Large Cap      December 31, 2015      1.42         1.50 - 1.90     (4.70) - (4.31)
     Value Sub-Account       December 31, 2014      1.89         1.50 - 1.90        9.61 - 10.05
                             December 31, 2013      1.62         1.50 - 1.90       29.88 - 30.40
                             December 31, 2012      2.13         1.50 - 1.90       14.30 - 14.76

  LMPVET ClearBridge        September 30, 2016        --         1.10 - 1.90         3.33 - 3.95
     Variable Small Cap      December 31, 2015        --         1.10 - 1.90     (6.18) - (5.42)
     Growth Sub-Account      December 31, 2014        --         1.10 - 1.90         2.12 - 2.94
                             December 31, 2013      0.05         1.10 - 1.90       44.28 - 45.44
                             December 31, 2012      0.37         1.10 - 1.90       17.17 - 18.11

  LMPVET QS Variable        September 30, 2016      0.23         1.10 - 1.65         5.53 - 5.97
     Conservative Growth     December 31, 2015      1.92         1.10 - 1.65     (2.80) - (2.27)
     Sub-Account             December 31, 2014      2.43         1.10 - 1.65         3.19 - 3.76
                             December 31, 2013      2.14         1.10 - 1.65       13.45 - 14.07
                             December 31, 2012      2.83         1.10 - 1.65       11.24 - 11.85

  LMPVET QS Variable        September 30, 2016      0.06         1.25 - 1.65         4.18 - 4.49
     Growth Sub-Account      December 31, 2015      1.39         1.25 - 1.65     (3.83) - (3.45)
                             December 31, 2014      1.77         1.25 - 1.65         2.97 - 3.39
                             December 31, 2013      1.65         0.95 - 1.65       24.43 - 25.30
                             December 31, 2012      1.81         1.20 - 1.65       13.98 - 14.50

  LMPVET QS Variable        September 30, 2016      0.26         1.50 - 1.65         4.73 - 4.84
     Moderate Growth         December 31, 2015      1.68         1.50 - 1.65     (3.39) - (3.25)
     Sub-Account             December 31, 2014      1.70         1.50 - 1.65         3.19 - 3.34
                             December 31, 2013      1.44         1.50 - 1.65       19.83 - 20.01
                             December 31, 2012      2.33         1.50 - 1.65       12.71 - 12.88

  LMPVIT Western Asset      September 30, 2016        --         0.95 - 1.90       12.62 - 13.43
     Variable Global High    December 31, 2015      6.06         0.95 - 1.90     (7.61) - (6.73)
     Yield Bond              December 31, 2014      6.89         0.95 - 1.90     (3.01) - (2.09)
     Sub-Account             December 31, 2013      6.04         0.95 - 1.90         4.27 - 5.27
                             December 31, 2012      7.83         0.95 - 1.90       16.09 - 17.20

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                  AS OF
                                              --------------------------------------------
                                                               UNIT VALUE
                                                                LOWEST TO          NET
                                                  UNITS        HIGHEST ($)     ASSETS ($)
                                              ------------  ----------------  ------------
  MIST AB Global          September 30, 2016    12,252,954     12.38 - 13.25   156,129,317
     Dynamic Allocation    December 31, 2015    12,613,899     11.82 - 12.54   152,872,305
     Sub-Account           December 31, 2014    13,566,496     11.99 - 12.56   165,816,100
                           December 31, 2013    13,793,702     11.40 - 11.79   159,403,910
                           December 31, 2012    12,223,640     10.46 - 10.68   128,973,752

  MIST Allianz Global     September 30, 2016     2,949,845       1.03 - 1.05     3,079,442
     Investors Dynamic     December 31, 2015     2,419,872       1.01 - 1.02     2,457,753
     Multi-Asset Plus      December 31, 2014       435,600              1.04       453,097
     Sub-Account
     (Commenced
     4/28/2014)

  MIST American Funds     September 30, 2016    15,684,267     13.01 - 14.22   210,817,607
     Balanced Allocation   December 31, 2015    16,602,026     12.26 - 13.19   209,463,986
     Sub-Account           December 31, 2014    17,609,124     12.59 - 13.41   227,310,122
                           December 31, 2013    18,034,572     12.10 - 12.78   222,907,253
                           December 31, 2012    18,273,562     10.41 - 10.89   193,597,105

  MIST American Funds     September 30, 2016     7,306,715     13.11 - 14.03    98,541,428
     Growth Allocation     December 31, 2015     7,658,016     12.29 - 13.07    96,555,654
     Sub-Account           December 31, 2014     7,946,552     12.63 - 13.32   102,586,064
                           December 31, 2013     8,656,999     12.10 - 12.67   106,729,414
                           December 31, 2012     9,043,043      9.86 - 10.24    90,592,933

  MIST American Funds     September 30, 2016     4,411,859      1.53 - 15.38    47,275,824
     Growth Sub-Account    December 31, 2015     4,464,645      1.44 - 14.48    46,911,838
                           December 31, 2014     4,458,269      1.37 - 13.78    49,790,311
                           December 31, 2013     4,659,735      1.29 - 12.90    54,735,692
                           December 31, 2012     4,686,153      9.75 - 10.07    46,467,491

  MIST American Funds     September 30, 2016     8,538,091     12.72 - 13.90   111,994,515
     Moderate Allocation   December 31, 2015     8,864,010     12.03 - 12.94   109,590,218
     Sub-Account           December 31, 2014     9,369,175     12.35 - 13.16   118,528,940
                           December 31, 2013    10,005,715     11.87 - 12.53   121,231,509
                           December 31, 2012    10,707,750     10.67 - 11.15   116,103,320

  MIST AQR Global Risk    September 30, 2016    12,246,990     10.04 - 11.50   135,436,370
     Balanced Sub-Account  December 31, 2015    13,270,365      9.10 - 10.38   133,212,455
                           December 31, 2014    14,582,265     10.20 - 11.57   164,216,972
                           December 31, 2013    15,825,730     10.84 - 11.21   173,901,364
                           December 31, 2012    15,510,367     11.44 - 11.69   179,053,046

  MIST BlackRock Global   September 30, 2016    23,390,966     11.63 - 12.45   279,995,705
     Tactical Strategies   December 31, 2015    24,563,596     11.20 - 11.88   281,948,937
     Sub-Account           December 31, 2014    25,901,164     11.44 - 11.98   301,995,802
                           December 31, 2013    26,722,304     11.02 - 11.40   298,572,740
                           December 31, 2012    24,246,974     10.19 - 10.41   249,277,686

  MIST BlackRock High     September 30, 2016       739,565     24.70 - 31.44    19,628,451
     Yield Sub-Account     December 31, 2015       772,951     22.50 - 28.38    18,646,696
                           December 31, 2014       784,188     23.91 - 29.80    20,028,907
                           December 31, 2013       804,511     23.60 - 29.06    20,176,319
                           December 31, 2012       922,730     22.01 - 26.78    21,489,904

                                                             FOR THE PERIOD ENDED
                                              --------------------------------------------------
                                              INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                 INCOME          LOWEST TO          LOWEST TO
                                                RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                              -------------  ----------------  -----------------
  MIST AB Global          September 30, 2016      1.58         0.75 - 2.00           4.69 - 5.68
     Dynamic Allocation    December 31, 2015      3.26         0.75 - 2.00       (1.41) - (0.17)
     Sub-Account           December 31, 2014      1.94         0.75 - 2.00           5.22 - 6.55
                           December 31, 2013      1.26         0.75 - 2.00          8.95 - 10.32
                           December 31, 2012      0.09         0.75 - 2.00           3.76 - 9.26

  MIST Allianz Global     September 30, 2016      0.05         1.15 - 2.00           2.30 - 2.95
     Investors Dynamic     December 31, 2015      1.44         1.15 - 2.00       (2.94) - (2.12)
     Multi-Asset Plus      December 31, 2014      0.88         1.30 - 2.00           3.95 - 4.44
     Sub-Account
     (Commenced
     4/28/2014)

  MIST American Funds     September 30, 2016      1.61         0.90 - 1.95           6.13 - 6.97
     Balanced Allocation   December 31, 2015      1.39         1.00 - 1.95       (2.62) - (1.69)
     Sub-Account           December 31, 2014      1.26         1.00 - 1.95           4.00 - 4.99
                           December 31, 2013      1.35         1.00 - 1.95         16.24 - 17.35
                           December 31, 2012      1.68         1.00 - 1.95         11.33 - 12.39

  MIST American Funds     September 30, 2016      1.31         1.15 - 1.95           6.67 - 7.31
     Growth Allocation     December 31, 2015      1.31         1.15 - 1.95       (2.67) - (1.89)
     Sub-Account           December 31, 2014      1.04         1.15 - 1.95           4.33 - 5.17
                           December 31, 2013      1.01         1.15 - 1.95         22.69 - 23.68
                           December 31, 2012      1.20         1.15 - 1.95         13.90 - 14.82

  MIST American Funds     September 30, 2016      0.30         0.95 - 1.95           5.65 - 6.45
     Growth Sub-Account    December 31, 2015      0.87         0.95 - 2.00           4.38 - 5.48
                           December 31, 2014      0.56         0.95 - 2.00           6.04 - 7.16
                           December 31, 2013      0.45         0.95 - 2.00         11.27 - 28.11
                           December 31, 2012      0.32         1.30 - 2.00         15.08 - 15.89

  MIST American Funds     September 30, 2016      1.90         0.90 - 1.95           5.78 - 6.62
     Moderate Allocation   December 31, 2015      1.48         1.00 - 1.95       (2.64) - (1.71)
     Sub-Account           December 31, 2014      1.46         1.00 - 1.95           4.05 - 5.04
                           December 31, 2013      1.64         1.00 - 1.95         11.33 - 12.39
                           December 31, 2012      2.04         1.00 - 1.95           8.69 - 9.73

  MIST AQR Global Risk    September 30, 2016        --         0.75 - 2.00          9.69 - 10.73
     Balanced Sub-Account  December 31, 2015      5.49         0.75 - 2.00     (11.36) - (10.25)
                           December 31, 2014        --         0.75 - 2.00           1.94 - 3.22
                           December 31, 2013      2.03         0.75 - 2.00       (5.30) - (4.11)
                           December 31, 2012      0.45         0.75 - 2.00           8.36 - 9.73

  MIST BlackRock Global   September 30, 2016      1.45         0.75 - 2.00           3.82 - 4.80
     Tactical Strategies   December 31, 2015      1.56         0.75 - 2.00       (2.09) - (0.85)
     Sub-Account           December 31, 2014      1.12         0.75 - 2.00           3.82 - 5.12
                           December 31, 2013      1.33         0.75 - 2.00           8.12 - 9.48
                           December 31, 2012        --         0.75 - 2.00           3.59 - 8.32

  MIST BlackRock High     September 30, 2016      6.64         0.75 - 1.95          9.81 - 10.80
     Yield Sub-Account     December 31, 2015      7.82         0.75 - 1.95       (5.90) - (4.76)
                           December 31, 2014      5.91         0.75 - 1.95           1.30 - 2.52
                           December 31, 2013      6.57         0.75 - 1.95           7.22 - 8.52
                           December 31, 2012      7.08         0.75 - 1.95         14.28 - 15.67

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                  AS OF
                                              --------------------------------------------
                                                               UNIT VALUE
                                                                LOWEST TO          NET
                                                  UNITS        HIGHEST ($)     ASSETS ($)
                                              ------------  ----------------  ------------
  MIST Clarion Global     September 30, 2016     1,225,597     18.21 - 35.27    23,355,821
     Real Estate           December 31, 2015     1,380,633     17.15 - 33.00    24,715,483
     Sub-Account           December 31, 2014     1,509,948     17.74 - 33.88    27,853,608
                           December 31, 2013     1,369,048     15.97 - 30.22    22,504,429
                           December 31, 2012     1,318,859     15.73 - 29.54    21,282,014

  MIST ClearBridge        September 30, 2016     3,317,522    12.31 - 207.76    50,212,201
     Aggressive Growth     December 31, 2015     3,593,923    12.04 - 203.07    53,015,802
     Sub-Account           December 31, 2014     3,679,440    12.71 - 214.41    57,875,892
                           December 31, 2013     3,216,416     10.84 - 18.18    40,150,681
                           December 31, 2012     3,074,411      7.55 - 12.63    26,801,051

  MIST Goldman Sachs      September 30, 2016     1,032,986     21.64 - 23.47    23,261,106
     Mid Cap Value         December 31, 2015     1,091,026     20.51 - 22.12    23,217,032
     Sub-Account           December 31, 2014     1,092,733     23.01 - 24.66    25,990,516
                           December 31, 2013     1,198,143     20.72 - 22.07    25,572,775
                           December 31, 2012     1,191,626     15.93 - 16.85    19,494,584

  MIST Harris Oakmark     September 30, 2016     2,269,417     21.57 - 26.14    53,395,108
     International         December 31, 2015     2,327,027     21.39 - 25.80    54,326,088
     Sub-Account           December 31, 2014     2,474,794     22.79 - 27.28    61,491,744
                           December 31, 2013     2,510,341     24.58 - 29.23    67,280,768
                           December 31, 2012     2,521,486     19.15 - 21.99    52,598,714

  MIST Invesco            September 30, 2016    34,423,372       1.13 - 1.19    39,665,767
     Balanced-Risk         December 31, 2015    32,854,167       1.01 - 1.06    33,941,121
     Allocation            December 31, 2014    32,215,268       1.08 - 1.12    35,248,383
     Sub-Account           December 31, 2013    35,442,409       1.04 - 1.06    37,262,971
     (Commenced            December 31, 2012    23,220,671       1.04 - 1.05    24,318,514
     4/30/2012)

  MIST Invesco Comstock   September 30, 2016     2,297,884     15.46 - 17.74    37,521,468
     Sub-Account           December 31, 2015     2,440,674     14.70 - 16.71    37,715,764
                           December 31, 2014     2,588,260     15.94 - 17.90    43,159,191
                           December 31, 2013     1,778,861     14.87 - 16.50    27,321,053
                           December 31, 2012     1,817,421     11.20 - 12.28    20,936,779

  MIST Invesco Mid Cap    September 30, 2016       530,825     32.99 - 41.51    18,959,959
     Value Sub-Account     December 31, 2015       541,952     30.74 - 38.68    18,139,725
                           December 31, 2014       564,878     34.45 - 42.81    21,071,080
                           December 31, 2013       563,053     32.06 - 39.34    19,432,115
                           December 31, 2012       635,965     25.10 - 30.42    17,120,178

  MIST Invesco Small Cap  September 30, 2016       947,893     25.45 - 28.48    25,369,419
     Growth Sub-Account    December 31, 2015     1,002,342     23.84 - 26.53    25,061,065
                           December 31, 2014     1,053,572     24.73 - 27.32    27,218,174
                           December 31, 2013     1,133,538     23.37 - 25.62    27,574,261
                           December 31, 2012     1,297,630     17.00 - 18.50    22,869,587

  MIST JPMorgan Core      September 30, 2016     2,745,179     10.92 - 11.53    30,809,800
     Bond Sub-Account      December 31, 2015     2,699,320     10.48 - 11.06    29,105,670
                           December 31, 2014     2,637,082     10.64 - 11.15    28,756,406
                           December 31, 2013     2,522,189     10.33 - 10.75    26,581,602
                           December 31, 2012     2,553,609     10.87 - 11.23    28,206,400

                                                             FOR THE PERIOD ENDED
                                              --------------------------------------------------
                                              INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                 INCOME          LOWEST TO          LOWEST TO
                                                RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                              -------------  ----------------  -----------------
  MIST Clarion Global     September 30, 2016      2.03         0.75 - 1.95           6.19 - 7.15
     Real Estate           December 31, 2015      3.83         0.75 - 1.95       (3.31) - (2.14)
     Sub-Account           December 31, 2014      1.34         0.75 - 1.95         11.08 - 12.42
                           December 31, 2013      6.67         0.75 - 1.95           1.55 - 2.77
                           December 31, 2012      2.08         0.75 - 1.95         23.54 - 25.04

  MIST ClearBridge        September 30, 2016      0.41         0.75 - 1.95           1.78 - 2.71
     Aggressive Growth     December 31, 2015      0.23         0.75 - 1.95       (5.89) - (4.75)
     Sub-Account           December 31, 2014      0.11         0.75 - 1.95         12.29 - 18.00
                           December 31, 2013      0.22         0.75 - 1.95         42.79 - 44.51
                           December 31, 2012      0.02         0.75 - 1.95          3.28 - 17.62

  MIST Goldman Sachs      September 30, 2016      0.84         1.30 - 1.95           5.55 - 6.07
     Mid Cap Value         December 31, 2015      0.64         1.30 - 1.95     (10.87) - (10.29)
     Sub-Account           December 31, 2014      0.55         1.30 - 1.95         11.04 - 11.77
                           December 31, 2013      0.88         1.30 - 1.95         30.09 - 30.94
                           December 31, 2012      0.59         1.30 - 1.95         15.83 - 16.58

  MIST Harris Oakmark     September 30, 2016      2.17         0.95 - 1.95           0.58 - 1.34
     International         December 31, 2015      2.97         0.95 - 1.95       (6.37) - (5.42)
     Sub-Account           December 31, 2014      2.40         0.95 - 1.95       (7.61) - (6.68)
                           December 31, 2013      2.46         0.95 - 1.95         27.97 - 29.26
                           December 31, 2012      1.62         1.20 - 1.95         15.69 - 27.70

  MIST Invesco            September 30, 2016      0.15         0.75 - 2.00         11.13 - 12.17
     Balanced-Risk         December 31, 2015      2.80         0.75 - 2.00       (6.10) - (4.92)
     Allocation            December 31, 2014        --         0.75 - 2.00           3.49 - 4.79
     Sub-Account           December 31, 2013        --         0.75 - 2.00         (0.16) - 1.10
     (Commenced            December 31, 2012      0.66         0.75 - 2.00           3.27 - 4.14
     4/30/2012)

  MIST Invesco Comstock   September 30, 2016      2.57         0.75 - 1.95           5.21 - 6.16
     Sub-Account           December 31, 2015      2.87         0.75 - 1.95       (7.79) - (6.67)
                           December 31, 2014      0.69         0.75 - 1.95           7.20 - 8.50
                           December 31, 2013      1.06         0.75 - 1.95         32.77 - 34.38
                           December 31, 2012      1.29         0.75 - 1.95         16.14 - 17.54

  MIST Invesco Mid Cap    September 30, 2016      0.64         0.75 - 1.95           6.36 - 7.32
     Value Sub-Account     December 31, 2015      0.46         0.75 - 2.00      (10.78) - (9.66)
                           December 31, 2014      0.44         0.75 - 2.00           7.47 - 8.82
                           December 31, 2013      0.74         0.75 - 2.00         27.73 - 29.33
                           December 31, 2012      0.41         0.75 - 2.00         12.41 - 13.84

  MIST Invesco Small Cap  September 30, 2016        --         1.20 - 1.95           6.75 - 7.35
     Growth Sub-Account    December 31, 2015      0.01         1.20 - 1.95       (3.61) - (2.88)
                           December 31, 2014        --         1.20 - 1.95           5.83 - 6.62
                           December 31, 2013      0.23         1.20 - 1.95         37.47 - 38.50
                           December 31, 2012        --         1.20 - 1.95         15.94 - 16.81

  MIST JPMorgan Core      September 30, 2016      2.80         1.30 - 1.95           3.81 - 4.31
     Bond Sub-Account      December 31, 2015      2.25         1.30 - 2.00       (1.51) - (0.81)
                           December 31, 2014      1.43         1.30 - 2.00           3.01 - 3.73
                           December 31, 2013      0.28         1.30 - 2.00       (4.71) - (4.05)
                           December 31, 2012      2.47         1.30 - 2.00           2.83 - 3.55

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                  AS OF
                                                -----------------------------------------
                                                                UNIT VALUE
                                                                 LOWEST TO        NET
                                                    UNITS       HIGHEST ($)   ASSETS ($)
                                                -----------  ---------------  -----------
  MIST JPMorgan Global      September 30, 2016   50,280,654      1.23 - 1.30   63,404,293
     Active Allocation       December 31, 2015   47,107,126      1.18 - 1.24   56,797,375
     Sub-Account             December 31, 2014   45,254,100      1.19 - 1.23   54,838,087
     (Commenced              December 31, 2013   39,437,506      1.14 - 1.16   45,303,210
     4/30/2012)              December 31, 2012   16,070,030             1.05   16,875,272

  MIST JPMorgan             September 30, 2016      197,609    20.08 - 22.29    4,049,730
     Small Cap Value         December 31, 2015      214,127    17.69 - 19.50    3,859,425
     Sub-Account             December 31, 2014      229,294    19.43 - 21.23    4,532,724
                             December 31, 2013      243,493    18.93 - 20.49    4,678,319
                             December 31, 2012      277,290    14.48 - 15.53    4,065,614

  MIST Loomis Sayles        September 30, 2016    1,059,000    17.16 - 18.46   18,768,581
     Global Markets          December 31, 2015    1,142,649    16.29 - 17.44   19,177,773
     Sub-Account             December 31, 2014    1,220,864    16.41 - 17.44   20,560,388
                             December 31, 2013    1,138,622    16.18 - 17.07   18,835,631
                             December 31, 2012    1,499,202    14.08 - 14.71   21,503,184

  MIST Met/Aberdeen         September 30, 2016    3,051,974     9.62 - 19.18   30,511,708
     Emerging Markets        December 31, 2015    3,357,805     8.18 - 16.30   28,620,864
     Equity Sub-Account      December 31, 2014    3,225,968     9.69 - 19.15   32,387,503
                             December 31, 2013    3,387,604    10.57 - 20.71   36,989,991
                             December 31, 2012    3,394,857    11.35 - 22.06   39,610,369

  MIST Met/Eaton Vance      September 30, 2016      595,947    11.07 - 11.54    6,738,595
     Floating Rate           December 31, 2015      646,450    10.49 - 10.89    6,913,321
     Sub-Account             December 31, 2014      665,094    10.79 - 11.12    7,288,213
                             December 31, 2013      661,350    10.92 - 11.18    7,309,174
                             December 31, 2012      354,912    10.72 - 10.91    3,843,745

  MIST Met/Franklin Low     September 30, 2016    1,836,811     9.66 - 10.31   18,091,356
     Duration Total Return   December 31, 2015    1,944,003     9.55 - 10.10   18,863,103
     Sub-Account             December 31, 2014    1,961,909     9.79 - 10.24   19,463,215
                             December 31, 2013    1,990,662     9.88 - 10.21   19,867,002
                             December 31, 2012      849,600     9.96 - 10.16    8,520,633

  MIST Met/Templeton        September 30, 2016      257,992    11.49 - 12.52    3,053,970
     International Bond      December 31, 2015      239,083    12.27 - 13.25    3,012,995
     Sub-Account             December 31, 2014      257,798    13.05 - 13.93    3,439,582
                             December 31, 2013      286,308    13.15 - 13.88    3,831,643
                             December 31, 2012      378,229    13.27 - 13.84    5,083,946

  MIST Met/Wellington       September 30, 2016      104,905    15.64 - 18.75    1,695,610
     Large Cap Research      December 31, 2015      105,203    14.91 - 17.73    1,619,820
     Sub-Account             December 31, 2014      112,370    14.55 - 17.11    1,689,615
                             December 31, 2013      139,585    13.05 - 15.20    1,874,253
                             December 31, 2012      141,724     9.91 - 11.41    1,449,087

  MIST MetLife Asset        September 30, 2016    6,363,362    15.82 - 18.25  104,222,362
     Allocation 100          December 31, 2015    6,569,734    14.93 - 17.07  101,280,110
     Sub-Account             December 31, 2014    6,982,685    15.53 - 17.55  111,647,826
                             December 31, 2013    7,235,066    15.07 - 16.82  111,921,362
                             December 31, 2012    7,372,092    11.87 - 13.09   89,588,164

                                                               FOR THE PERIOD ENDED
                                                --------------------------------------------------
                                                INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                   INCOME          LOWEST TO          LOWEST TO
                                                  RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                                -------------  ----------------  -----------------
  MIST JPMorgan Global      September 30, 2016       2.13        0.75 - 2.00           4.14 - 5.13
     Active Allocation       December 31, 2015       2.69        0.75 - 2.00         (1.10) - 0.14
     Sub-Account             December 31, 2014       1.12        0.75 - 2.00           4.86 - 6.18
     (Commenced              December 31, 2013       0.07        0.75 - 1.95          8.84 - 10.16
     4/30/2012)              December 31, 2012       0.74        0.75 - 1.80           3.40 - 4.13

  MIST JPMorgan             September 30, 2016       1.88        0.75 - 1.90         13.54 - 14.29
     Small Cap Value         December 31, 2015       1.37        0.75 - 1.90       (9.00) - (8.12)
     Sub-Account             December 31, 2014       1.09        0.75 - 1.90           2.69 - 3.59
                             December 31, 2013       0.68        0.75 - 1.90         30.74 - 31.91
                             December 31, 2012       0.82        0.75 - 1.90          2.97 - 14.49

  MIST Loomis Sayles        September 30, 2016       1.68        1.25 - 1.95           5.33 - 5.89
     Global Markets          December 31, 2015       1.61        1.25 - 1.95       (0.73) - (0.03)
     Sub-Account             December 31, 2014       2.01        1.25 - 1.95           1.47 - 2.18
                             December 31, 2013       2.56        1.25 - 1.95         14.87 - 15.67
                             December 31, 2012       2.25        1.30 - 1.95          2.75 - 15.41

  MIST Met/Aberdeen         September 30, 2016       0.97        0.75 - 1.95         16.91 - 17.97
     Emerging Markets        December 31, 2015       1.80        0.75 - 2.00     (15.52) - (14.46)
     Equity Sub-Account      December 31, 2014       0.85        0.75 - 2.00       (8.37) - (7.22)
                             December 31, 2013       1.09        0.75 - 2.00       (6.86) - (5.69)
                             December 31, 2012       0.76        0.75 - 2.00         16.53 - 18.00

  MIST Met/Eaton Vance      September 30, 2016       3.84        1.30 - 1.95           5.48 - 6.00
     Floating Rate           December 31, 2015       3.55        1.30 - 1.95       (2.75) - (2.12)
     Sub-Account             December 31, 2014       3.49        1.30 - 1.95       (1.21) - (0.57)
                             December 31, 2013       3.11        1.30 - 1.95           1.83 - 2.50
                             December 31, 2012       3.51        1.30 - 1.95           5.25 - 5.94

  MIST Met/Franklin Low     September 30, 2016       2.91        0.75 - 1.95           1.21 - 2.13
     Duration Total Return   December 31, 2015       3.16        0.75 - 1.95       (2.54) - (1.36)
     Sub-Account             December 31, 2014       2.24        0.75 - 1.95         (0.89) - 0.30
                             December 31, 2013       1.28        0.75 - 1.95         (0.79) - 0.40
                             December 31, 2012       2.11        0.75 - 1.95           2.37 - 3.61

  MIST Met/Templeton        September 30, 2016         --        0.75 - 1.90       (6.35) - (5.54)
     International Bond      December 31, 2015       8.22        0.75 - 1.90       (5.96) - (4.88)
     Sub-Account             December 31, 2014       4.60        0.75 - 1.90         (0.76) - 0.38
                             December 31, 2013       2.03        0.75 - 1.90         (0.86) - 0.28
                             December 31, 2012      10.66        0.75 - 1.90         12.13 - 13.43

  MIST Met/Wellington       September 30, 2016       2.31        0.75 - 1.90           4.89 - 5.75
     Large Cap Research      December 31, 2015       0.78        0.75 - 1.90           2.49 - 3.63
     Sub-Account             December 31, 2014       0.82        0.75 - 1.90         11.49 - 12.57
                             December 31, 2013       1.27        0.75 - 1.90         31.65 - 33.17
                             December 31, 2012       1.01        0.75 - 1.90         11.36 - 12.47

  MIST MetLife Asset        September 30, 2016       2.27        0.75 - 1.95           6.00 - 6.96
     Allocation 100          December 31, 2015       1.29        0.75 - 1.95       (3.90) - (2.74)
     Sub-Account             December 31, 2014       0.71        0.75 - 1.95           3.06 - 4.30
                             December 31, 2013       0.74        0.75 - 1.95         27.01 - 28.54
                             December 31, 2012       0.63        0.75 - 1.95         14.48 - 15.87

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                  AS OF
                                              --------------------------------------------
                                                               UNIT VALUE
                                                                LOWEST TO          NET
                                                  UNITS        HIGHEST ($)     ASSETS ($)
                                              ------------  ----------------  ------------
  MIST MetLife Balanced   September 30, 2016    31,660,705     12.72 - 13.62   415,229,485
     Plus Sub-Account      December 31, 2015    32,062,067     11.73 - 12.44   386,091,562
                           December 31, 2014    31,843,378     12.48 - 13.07   405,567,745
                           December 31, 2013    30,567,644     11.61 - 12.01   360,242,427
                           December 31, 2012    24,464,216     10.36 - 10.58   255,734,684

  MIST MetLife            September 30, 2016    28,542,130      1.21 - 12.73    41,150,102
     Multi-Index Targeted  December 31, 2015    25,386,319      1.16 - 12.10    35,919,901
     Risk Sub-Account      December 31, 2014    15,792,519      1.20 - 12.34    23,914,446
     (Commenced            December 31, 2013    10,334,216      1.12 - 11.26    12,500,764
     11/12/2012)           December 31, 2012       630,313              1.01       639,000

  MIST MetLife Small      September 30, 2016     1,300,017     24.11 - 33.93    32,749,605
     Cap Value             December 31, 2015     1,419,455     20.86 - 29.38    31,073,203
     Sub-Account           December 31, 2014     1,597,062     22.50 - 31.43    37,535,474
                           December 31, 2013     1,707,562     22.57 - 31.26    40,127,411
                           December 31, 2012     1,683,151     17.38 - 23.87    30,403,068

  MIST MFS Research       September 30, 2016     2,060,789     14.28 - 22.53    31,053,942
     International         December 31, 2015     2,153,196     14.17 - 22.22    32,110,104
     Sub-Account           December 31, 2014     2,149,874     14.71 - 22.88    33,145,443
                           December 31, 2013     2,307,245     16.12 - 24.87    38,843,754
                           December 31, 2012     2,529,136     13.78 - 21.09    36,269,462

  MIST Morgan Stanley     September 30, 2016       601,862     16.13 - 19.47    10,532,874
     Mid Cap Growth        December 31, 2015       594,647     16.18 - 19.35    10,396,254
     Sub-Account           December 31, 2014       572,839     17.37 - 20.52    10,714,839
                           December 31, 2013       563,151     17.54 - 20.47    10,560,837
                           December 31, 2012       522,030     12.86 - 14.83     7,138,632

  MIST Oppenheimer        September 30, 2016       157,933     23.16 - 29.30     4,084,632
     Global Equity         December 31, 2015       164,302     23.52 - 29.49     4,287,176
     Sub-Account           December 31, 2014       176,001     23.08 - 28.59     4,489,241
                           December 31, 2013       196,079     23.23 - 28.20     4,958,258
                           December 31, 2012        44,590     19.38 - 22.35       935,706

  MIST PanAgora Global    September 30, 2016     2,661,851       1.10 - 1.14     2,965,345
     Diversified Risk      December 31, 2015       904,034       0.96 - 0.97       871,167
     Sub-Account           December 31, 2014       237,646       1.03 - 1.04       246,182
     (Commenced
     4/28/2014)

  MIST PIMCO Inflation    September 30, 2016     4,486,668     13.89 - 16.32    65,144,141
     Protected Bond        December 31, 2015     4,837,263     13.06 - 15.30    66,263,476
     Sub-Account           December 31, 2014     5,278,344     13.75 - 15.91    75,779,611
                           December 31, 2013     6,008,780     13.63 - 15.58    85,165,242
                           December 31, 2012     6,599,311     15.33 - 17.30   104,695,250

  MIST PIMCO Total        September 30, 2016     7,997,121     16.81 - 20.26   142,042,217
     Return Sub-Account    December 31, 2015     8,485,580     16.14 - 19.39   145,144,987
                           December 31, 2014     9,468,783     16.46 - 19.53   164,503,034
                           December 31, 2013    10,780,666     16.12 - 18.89   182,628,694
                           December 31, 2012    11,119,601     16.77 - 19.40   195,091,492

                                                             FOR THE PERIOD ENDED
                                              -------------------------------------------------
                                              INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                 INCOME          LOWEST TO         LOWEST TO
                                                RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                              -------------  ----------------  ----------------
  MIST MetLife Balanced   September 30, 2016      2.88         0.75 - 2.00          8.44 - 9.46
     Plus Sub-Account      December 31, 2015      2.10         0.75 - 2.00      (5.99) - (4.80)
                           December 31, 2014      1.75         0.75 - 2.00          7.48 - 8.83
                           December 31, 2013      1.19         0.75 - 2.00        12.10 - 13.51
                           December 31, 2012        --         0.75 - 2.00         4.99 - 12.26

  MIST MetLife            September 30, 2016      1.34         0.75 - 2.00          4.27 - 5.25
     Multi-Index Targeted  December 31, 2015      1.26         0.75 - 2.00      (3.17) - (1.95)
     Risk Sub-Account      December 31, 2014        --         0.75 - 2.00          7.10 - 8.44
     (Commenced            December 31, 2013      0.45         1.30 - 2.00         4.18 - 11.49
     11/12/2012)           December 31, 2012        --         1.30 - 1.50          2.63 - 2.65

  MIST MetLife Small      September 30, 2016      1.07         1.30 - 1.95        14.77 - 15.48
     Cap Value             December 31, 2015      0.09         1.30 - 2.00      (7.28) - (6.52)
     Sub-Account           December 31, 2014      0.04         1.30 - 2.00        (0.30) - 0.55
                           December 31, 2013      0.93         1.30 - 2.00        29.83 - 30.97
                           December 31, 2012        --         1.30 - 2.00        15.64 - 16.62

  MIST MFS Research       September 30, 2016      1.99         0.75 - 1.95          0.79 - 1.70
     International         December 31, 2015      2.70         0.75 - 1.95      (3.67) - (2.51)
     Sub-Account           December 31, 2014      2.22         0.75 - 1.95      (8.75) - (7.64)
                           December 31, 2013      2.56         0.75 - 1.95        16.95 - 18.37
                           December 31, 2012      1.89         0.75 - 1.95         6.35 - 15.83

  MIST Morgan Stanley     September 30, 2016        --         0.75 - 1.95        (0.28) - 0.62
     Mid Cap Growth        December 31, 2015        --         0.75 - 1.95      (6.86) - (5.73)
     Sub-Account           December 31, 2014        --         0.75 - 1.95        (0.94) - 0.26
                           December 31, 2013      0.61         0.75 - 1.95        36.34 - 37.98
                           December 31, 2012        --         0.75 - 1.95        (4.93) - 8.46

  MIST Oppenheimer        September 30, 2016      0.91         0.75 - 1.95      (1.54) - (0.65)
     Global Equity         December 31, 2015      0.93         0.75 - 1.95          1.93 - 3.16
     Sub-Account           December 31, 2014      0.83         0.75 - 1.95          0.17 - 1.38
                           December 31, 2013      0.51         0.63 - 1.78        24.72 - 26.16
                           December 31, 2012      1.41         0.75 - 1.65        19.18 - 20.27

  MIST PanAgora Global    September 30, 2016        --         0.75 - 2.00        15.30 - 16.39
     Diversified Risk      December 31, 2015      0.50         1.15 - 2.00      (7.35) - (6.56)
     Sub-Account           December 31, 2014      0.37         1.30 - 2.00          3.16 - 3.65
     (Commenced
     4/28/2014)

  MIST PIMCO Inflation    September 30, 2016        --         0.75 - 1.95          5.70 - 6.66
     Protected Bond        December 31, 2015      4.92         0.75 - 2.00      (5.03) - (3.83)
     Sub-Account           December 31, 2014      1.58         0.75 - 2.00          0.86 - 2.12
                           December 31, 2013      2.21         0.75 - 2.00     (11.07) - (9.95)
                           December 31, 2012      3.02         0.75 - 2.00          6.96 - 8.31

  MIST PIMCO Total        September 30, 2016      2.55         0.75 - 1.95          3.57 - 4.51
     Return Sub-Account    December 31, 2015      5.31         0.75 - 2.00      (1.98) - (0.74)
                           December 31, 2014      2.32         0.75 - 2.00          2.13 - 3.41
                           December 31, 2013      4.24         0.75 - 2.00      (3.86) - (2.65)
                           December 31, 2012      3.17         0.75 - 2.00          4.34 - 8.45

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                 AS OF
                                              -------------------------------------------
                                                               UNIT VALUE
                                                                LOWEST TO         NET
                                                  UNITS        HIGHEST ($)    ASSETS ($)
                                              ------------  ---------------  ------------
  MIST Pyramis            September 30, 2016     4,378,225    10.94 - 11.71    49,417,655
     Government Income     December 31, 2015     4,341,821    10.52 - 11.15    46,917,298
     Sub-Account           December 31, 2014     4,533,402    10.69 - 11.19    49,486,685
                           December 31, 2013     4,946,728    10.14 - 10.48    50,900,751
                           December 31, 2012     5,044,872    10.83 - 11.06    55,120,119

  MIST Pyramis Managed    September 30, 2016     1,305,599    11.59 - 11.94    15,432,237
     Risk Sub-Account      December 31, 2015     1,488,949    11.04 - 11.29    16,664,615
     (Commenced            December 31, 2014       911,084    11.40 - 11.57    10,475,781
     4/29/2013)            December 31, 2013       360,996    10.71 - 10.76     3,880,145

  MIST Schroders Global   September 30, 2016    19,490,252      1.24 - 1.31    24,760,000
     Multi-Asset           December 31, 2015    19,308,600      1.18 - 1.23    23,223,912
     Sub-Account           December 31, 2014    18,028,770      1.21 - 1.25    22,196,588
     (Commenced            December 31, 2013    14,679,301      1.15 - 1.17    17,016,201
     4/30/2012)            December 31, 2012     6,104,275      1.06 - 1.07     6,518,671

  MIST SSGA Growth and    September 30, 2016     6,077,951    14.40 - 16.44    91,472,000
     Income ETF            December 31, 2015     6,361,369    13.75 - 15.56    91,138,427
     Sub-Account           December 31, 2014     6,338,282    14.31 - 15.99    94,142,075
                           December 31, 2013     6,610,098    13.79 - 15.22    94,222,649
                           December 31, 2012     7,600,144    12.45 - 13.58    97,375,249

  MIST SSGA Growth        September 30, 2016     3,340,024    14.25 - 16.26    49,934,756
     ETF Sub-Account       December 31, 2015     3,576,953    13.58 - 15.36    50,796,159
                           December 31, 2014     3,671,900    14.17 - 15.84    54,196,165
                           December 31, 2013     3,652,269    13.72 - 15.14    51,894,146
                           December 31, 2012     2,857,706    11.84 - 12.92    34,959,705

  MIST T. Rowe Price      September 30, 2016       727,461    45.36 - 95.06    54,338,613
     Large Cap Value       December 31, 2015       822,870    41.80 - 86.93    56,478,920
     Sub-Account           December 31, 2014       872,142    44.15 - 90.84    62,822,190
                           December 31, 2013       770,296    66.41 - 80.80    53,353,637
                           December 31, 2012       820,735    50.62 - 60.85    43,203,787

  MIST T. Rowe Price      September 30, 2016     2,396,659    17.26 - 19.04    43,483,955
     Mid Cap Growth        December 31, 2015     2,528,906    16.46 - 18.18    43,895,418
     Sub-Account           December 31, 2014     2,773,850    15.74 - 17.27    45,839,314
                           December 31, 2013     3,003,820    14.24 - 15.51    44,743,388
                           December 31, 2012     3,299,092    10.64 - 11.75    36,563,128

  MSF Baillie Gifford     September 30, 2016     1,183,767     9.62 - 15.57    14,986,911
     International Stock   December 31, 2015     1,261,509     8.82 - 14.27    14,635,763
     Sub-Account           December 31, 2014     1,397,967     9.20 - 14.80    16,634,652
                           December 31, 2013     1,553,574     9.71 - 15.52    19,193,104
                           December 31, 2012        22,889    12.30 - 13.67       298,591

  MSF Barclays Aggregate  September 30, 2016     1,069,333     1.85 - 19.35    16,782,591
     Bond Index            December 31, 2015       897,469     1.77 - 18.47    13,232,780
     Sub-Account           December 31, 2014       883,622     1.79 - 18.62    12,777,932
                           December 31, 2013       786,278     1.71 - 16.37    10,676,502
                           December 31, 2012       797,523     1.78 - 17.02    11,634,820



                                                             FOR THE PERIOD ENDED
                                              -------------------------------------------------
                                              INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                 INCOME          LOWEST TO         LOWEST TO
                                                RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                              -------------  ----------------  ----------------
  MIST Pyramis            September 30, 2016       2.06        0.75 - 2.00          3.99 - 4.97
     Government Income     December 31, 2015       2.35        0.75 - 2.00      (1.56) - (0.32)
     Sub-Account           December 31, 2014       2.60        0.75 - 2.00          5.43 - 6.75
                           December 31, 2013       1.51        0.75 - 2.00      (6.41) - (5.23)
                           December 31, 2012       0.02        0.75 - 2.00          1.10 - 2.37

  MIST Pyramis Managed    September 30, 2016       0.76        1.15 - 2.00          5.03 - 5.71
     Risk Sub-Account      December 31, 2015       0.72        1.15 - 2.00      (3.21) - (2.38)
     (Commenced            December 31, 2014         --        1.15 - 2.00          6.49 - 7.40
     4/29/2013)            December 31, 2013       1.43        1.30 - 1.95          4.87 - 5.33

  MIST Schroders Global   September 30, 2016       1.40        0.75 - 2.00          5.16 - 6.15
     Multi-Asset           December 31, 2015       1.01        0.75 - 2.00      (2.84) - (1.62)
     Sub-Account           December 31, 2014       1.26        0.75 - 2.00          5.61 - 6.93
     (Commenced            December 31, 2013       0.01        0.75 - 2.00          7.93 - 9.29
     4/30/2012)            December 31, 2012       1.65        0.75 - 2.00          5.25 - 6.14

  MIST SSGA Growth and    September 30, 2016       2.35        0.75 - 1.95          4.72 - 5.67
     Income ETF            December 31, 2015       2.30        0.75 - 1.95      (3.86) - (2.70)
     Sub-Account           December 31, 2014       2.23        0.75 - 1.95          3.77 - 5.02
                           December 31, 2013       2.52        0.75 - 1.95        10.75 - 12.09
                           December 31, 2012       2.33        0.75 - 1.95        10.66 - 12.00

  MIST SSGA Growth        September 30, 2016       2.13        0.75 - 1.95          4.94 - 5.89
     ETF Sub-Account       December 31, 2015       2.00        0.75 - 1.95      (4.20) - (3.04)
                           December 31, 2014       1.90        0.75 - 1.95          3.34 - 4.59
                           December 31, 2013       1.98        0.75 - 1.95        15.79 - 17.19
                           December 31, 2012       1.86        0.75 - 1.95        12.80 - 14.17

  MIST T. Rowe Price      September 30, 2016       2.79        0.75 - 1.95          8.37 - 9.35
     Large Cap Value       December 31, 2015       1.52        0.75 - 1.95      (5.45) - (4.31)
     Sub-Account           December 31, 2014       1.20        0.75 - 1.95         8.87 - 12.43
                           December 31, 2013       1.51        0.75 - 1.95        31.19 - 32.78
                           December 31, 2012       1.43        0.75 - 1.95        15.69 - 17.09

  MIST T. Rowe Price      September 30, 2016         --        1.30 - 1.95          4.24 - 4.75
     Mid Cap Growth        December 31, 2015         --        1.30 - 2.00          4.56 - 5.30
     Sub-Account           December 31, 2014         --        1.30 - 2.00        10.54 - 11.32
                           December 31, 2013       0.21        1.30 - 2.00        33.88 - 34.82
                           December 31, 2012         --        1.30 - 2.00        11.42 - 12.34

  MSF Baillie Gifford     September 30, 2016       1.38        1.30 - 1.95          8.65 - 9.18
     International Stock   December 31, 2015       1.41        1.30 - 2.00      (4.11) - (3.43)
     Sub-Account           December 31, 2014       1.26        1.30 - 2.00      (5.26) - (4.59)
                           December 31, 2013       0.03        1.30 - 2.00         9.87 - 13.65
                           December 31, 2012       1.05        1.40 - 1.65        17.40 - 17.70

  MSF Barclays Aggregate  September 30, 2016       2.72        0.75 - 2.00          3.79 - 4.77
     Bond Index            December 31, 2015       2.72        0.75 - 2.00      (2.04) - (0.80)
     Sub-Account           December 31, 2014       2.63        0.75 - 2.00          3.37 - 4.67
                           December 31, 2013       3.18        1.00 - 1.95      (4.45) - (3.54)
                           December 31, 2012       2.96        1.00 - 1.95          1.57 - 2.55



        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                AS OF
                                             -------------------------------------------
                                                             UNIT VALUE
                                                              LOWEST TO          NET
                                                 UNITS       HIGHEST ($)     ASSETS ($)
                                             ------------  ---------------  ------------
  MSF BlackRock Bond     September 30, 2016       139,826    54.64 - 77.41     8,548,302
     Income Sub-Account   December 31, 2015       143,286    52.37 - 73.61     8,361,283
                          December 31, 2014       159,423    53.14 - 73.91     9,357,916
                          December 31, 2013       166,004    50.65 - 69.72     9,223,339
                          December 31, 2012       163,404    52.10 - 70.96     9,227,835

  MSF BlackRock Capital  September 30, 2016        89,666     2.07 - 58.39     1,382,341
     Appreciation         December 31, 2015        87,289     2.02 - 56.92     1,326,058
     Sub-Account          December 31, 2014       102,922     1.93 - 51.83     1,260,005
                          December 31, 2013       112,171     1.80 - 49.93     1,397,029
                          December 31, 2012       118,706     1.36 - 37.48     1,216,075

  MSF BlackRock          September 30, 2016     4,985,560     8.97 - 23.33    48,824,551
     Ultra-Short Term     December 31, 2015     5,175,195     9.10 - 23.53    51,448,096
     Bond Sub-Account     December 31, 2014     5,393,034     9.28 - 23.80    54,972,044
                          December 31, 2013     6,832,194     9.46 - 24.07    71,286,205
                          December 31, 2012     7,755,108     9.65 - 24.35    84,112,066

  MSF Frontier Mid Cap   September 30, 2016       419,448    19.32 - 20.94     8,417,300
     Growth Sub-Account   December 31, 2015       451,369    18.58 - 20.04     8,688,181
     (Commenced           December 31, 2014       529,849    18.46 - 19.79    10,097,109
     4/29/2013)           December 31, 2013       563,778    16.98 - 18.08     9,857,926

  MSF Jennison Growth    September 30, 2016     2,265,831     9.20 - 26.07    46,866,276
     Sub-Account          December 31, 2015     2,402,666     9.18 - 25.96    49,735,341
                          December 31, 2014     2,800,886     8.41 - 23.74    53,285,396
                          December 31, 2013     3,283,264     7.84 - 22.08    58,422,313
                          December 31, 2012     3,445,041     5.81 - 16.32    45,506,591

  MSF Loomis Sayles      September 30, 2016        14,807    52.84 - 55.26       800,210
     Small Cap Core       December 31, 2015        14,846    49.04 - 51.22       745,135
     Sub-Account          December 31, 2014        17,201    50.87 - 53.02       896,246
                          December 31, 2013        19,503    50.09 - 52.10       999,555
                          December 31, 2012        22,943    36.29 - 37.67       848,600

  MSF Loomis Sayles      September 30, 2016        27,834    17.43 - 19.57       508,991
     Small Cap Growth     December 31, 2015        28,005    17.03 - 19.02       499,150
     Sub-Account          December 31, 2014        31,874    17.05 - 18.89       565,084
                          December 31, 2013        31,132    17.15 - 18.86       551,889
                          December 31, 2012        35,478    11.73 - 12.80       429,186

  MSF Met/Artisan        September 30, 2016       668,574    20.02 - 22.09    14,043,269
     Mid Cap Value        December 31, 2015       727,452    17.77 - 19.51    13,531,871
     Sub-Account          December 31, 2014       802,108    20.06 - 21.88    16,796,908
                          December 31, 2013       914,482    20.12 - 21.81    19,152,895
                          December 31, 2012       947,528    15.03 - 16.18    14,779,234

  MSF Met/Dimensional    September 30, 2016       249,612    20.47 - 22.51     5,267,459
     International Small  December 31, 2015       260,140    19.22 - 20.94     5,136,332
     Company              December 31, 2014       235,511    18.53 - 19.95     4,465,940
     Sub-Account          December 31, 2013       209,072    20.25 - 21.32     4,313,192
                          December 31, 2012       188,988    16.18 - 16.87     3,104,471



                                                            FOR THE PERIOD ENDED
                                             --------------------------------------------------
                                             INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                INCOME          LOWEST TO          LOWEST TO
                                               RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                             -------------  ----------------  -----------------
  MSF BlackRock Bond     September 30, 2016      3.03         0.75 - 1.90           4.35 - 5.17
     Income Sub-Account   December 31, 2015      3.68         0.75 - 1.90       (1.45) - (0.41)
                          December 31, 2014      3.27         0.75 - 1.90           4.91 - 6.01
                          December 31, 2013      3.81         0.75 - 1.90       (2.78) - (1.75)
                          December 31, 2012      2.58         0.75 - 1.90           4.02 - 6.48

  MSF BlackRock Capital  September 30, 2016        --         0.75 - 1.90           1.65 - 2.58
     Appreciation         December 31, 2015        --         0.75 - 1.90           4.21 - 5.48
     Sub-Account          December 31, 2014      0.07         0.95 - 1.90           6.80 - 7.87
                          December 31, 2013      0.77         0.75 - 1.90         31.65 - 33.22
                          December 31, 2012      0.30         0.75 - 1.90         12.13 - 13.51

  MSF BlackRock          September 30, 2016        --         0.75 - 1.95       (1.42) - (0.53)
     Ultra-Short Term     December 31, 2015        --         0.75 - 2.90       (2.86) - (0.75)
     Bond Sub-Account     December 31, 2014        --         0.75 - 1.95       (1.93) - (0.75)
                          December 31, 2013        --         0.75 - 1.95       (1.93) - (0.75)
                          December 31, 2012        --         0.75 - 1.95       (1.94) - (0.75)

  MSF Frontier Mid Cap   September 30, 2016        --         1.30 - 1.95           3.99 - 4.50
     Growth Sub-Account   December 31, 2015        --         1.30 - 1.95           0.62 - 1.28
     (Commenced           December 31, 2014        --         1.30 - 1.95           8.73 - 9.44
     4/29/2013)           December 31, 2013        --         1.30 - 1.95         19.54 - 20.07

  MSF Jennison Growth    September 30, 2016      0.02         0.75 - 1.95         (0.22) - 0.68
     Sub-Account          December 31, 2015      0.01         0.75 - 1.95           8.40 - 9.71
                          December 31, 2014      0.03         0.75 - 1.95           6.64 - 7.93
                          December 31, 2013      0.21         0.75 - 1.95         34.09 - 35.71
                          December 31, 2012      0.01         0.75 - 1.95        (4.05) - 14.06

  MSF Loomis Sayles      September 30, 2016      0.07         1.70 - 1.90           7.73 - 7.90
     Small Cap Core       December 31, 2015        --         1.70 - 1.90       (3.59) - (3.40)
     Sub-Account          December 31, 2014        --         1.70 - 1.90           1.55 - 1.76
                          December 31, 2013      0.23         1.70 - 1.90         38.04 - 38.31
                          December 31, 2012        --         1.70 - 1.90         12.11 - 12.33

  MSF Loomis Sayles      September 30, 2016        --         0.75 - 1.50           2.34 - 2.92
     Small Cap Growth     December 31, 2015        --         0.75 - 1.50         (0.08) - 0.67
     Sub-Account          December 31, 2014        --         0.75 - 1.50         (0.57) - 0.18
                          December 31, 2013        --         0.75 - 1.50         46.17 - 47.27
                          December 31, 2012        --         0.75 - 1.50          9.23 - 10.06

  MSF Met/Artisan        September 30, 2016      0.87         1.30 - 1.95         12.65 - 13.20
     Mid Cap Value        December 31, 2015      0.92         1.30 - 1.95     (11.41) - (10.83)
     Sub-Account          December 31, 2014      0.53         1.30 - 1.95         (0.29) - 0.36
                          December 31, 2013      0.76         1.30 - 1.95         33.87 - 34.75
                          December 31, 2012      0.78         1.30 - 1.95          9.42 - 10.13

  MSF Met/Dimensional    September 30, 2016      1.91         0.75 - 1.95           6.54 - 7.51
     International Small  December 31, 2015      1.70         0.75 - 1.95           3.71 - 4.96
     Company              December 31, 2014      1.96         0.75 - 1.95       (8.50) - (7.39)
     Sub-Account          December 31, 2013      1.78         0.95 - 1.95         25.14 - 26.40
                          December 31, 2012      2.26         0.95 - 1.95         15.62 - 16.78



        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                              AS OF
                                            ------------------------------------------
                                                           UNIT VALUE
                                                            LOWEST TO          NET
                                               UNITS       HIGHEST ($)     ASSETS ($)
                                            -----------  ---------------  ------------
  MSF Met/Wellington    September 30, 2016    3,533,617    18.86 - 63.72    81,182,102
     Core Equity         December 31, 2015    3,429,684    17.91 - 58.38    67,211,320
     Opportunities       December 31, 2014    3,710,716    17.87 - 57.51    72,198,073
     Sub-Account         December 31, 2013    4,222,434    16.51 - 52.46    75,524,957
                         December 31, 2012    4,690,263    12.61 - 39.59    63,858,233

  MSF MetLife Asset     September 30, 2016      648,460    13.84 - 15.77     9,231,513
     Allocation 20       December 31, 2015      528,487    13.29 - 15.02     7,224,333
     Sub-Account         December 31, 2014      766,064    13.55 - 15.22    10,621,616
                         December 31, 2013      173,879    13.28 - 13.63     2,351,233
                         December 31, 2012      177,334    12.97 - 13.27     2,337,842

  MSF MetLife Asset     September 30, 2016   25,916,573    14.20 - 16.38   386,972,822
     Allocation 40       December 31, 2015   27,623,837    13.42 - 15.51   393,113,254
     Sub-Account         December 31, 2014   30,939,347    13.84 - 15.80   452,115,897
                         December 31, 2013      153,033    13.90 - 14.15     2,145,543
                         December 31, 2012      147,886    12.77 - 12.97     1,901,558

  MSF MetLife Asset     September 30, 2016   33,944,749    14.86 - 17.60   535,112,314
     Allocation 60       December 31, 2015   35,981,037    14.15 - 16.61   538,458,969
     Sub-Account         December 31, 2014   39,329,326    14.62 - 16.95   605,007,248
                         December 31, 2013    1,328,482    14.39 - 14.77    19,280,778
                         December 31, 2012    1,501,112    12.42 - 12.71    18,786,980

  MSF MetLife Asset     September 30, 2016   26,406,165    15.09 - 18.25   414,910,941
     Allocation 80       December 31, 2015   28,152,718    14.15 - 17.15   418,126,664
     Sub-Account         December 31, 2014   30,026,547    14.68 - 17.57   461,170,655
                         December 31, 2013      430,018    14.42 - 14.80     6,266,657
                         December 31, 2012      587,000    11.82 - 12.09     7,001,495

  MSF MetLife Mid Cap   September 30, 2016      250,980    26.19 - 30.57     6,986,594
     Stock Index         December 31, 2015      259,569    23.75 - 27.52     6,518,909
     Sub-Account         December 31, 2014      253,767    24.89 - 28.56     6,658,662
                         December 31, 2013      268,479    23.24 - 26.41     6,560,440
                         December 31, 2012      256,215    17.85 - 20.10     4,787,532

  MSF MetLife Stock     September 30, 2016    2,442,163     7.49 - 71.06    50,783,974
     Index Sub-Account   December 31, 2015    2,448,388     7.03 - 37.53    48,000,755
                         December 31, 2014    2,646,054     7.03 - 38.23    52,404,251
                         December 31, 2013    2,722,446     6.28 - 34.74    48,655,756
                         December 31, 2012    2,742,510     4.82 - 27.11    37,970,601

  MSF MFS Total Return  September 30, 2016      126,197    18.48 - 77.84     7,496,065
     Sub-Account         December 31, 2015      140,275    17.35 - 72.73     7,861,563
                         December 31, 2014      156,861    17.67 - 73.57     8,996,458
                         December 31, 2013      178,447    16.53 - 68.40     9,714,123
                         December 31, 2012      197,543    14.13 - 58.06     9,426,446

  MSF MFS Value         September 30, 2016      947,262    23.14 - 28.79    23,959,118
     Sub-Account         December 31, 2015      954,325    21.30 - 26.49    22,384,588
                         December 31, 2014    1,009,780    21.81 - 26.79    24,125,307
                         December 31, 2013    1,137,167    20.12 - 24.41    25,019,792
                         December 31, 2012      284,489    15.27 - 18.17     4,764,887

                                                           FOR THE PERIOD ENDED
                                            -------------------------------------------------
                                            INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                               INCOME          LOWEST TO         LOWEST TO
                                              RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                            -------------  ----------------  ----------------
  MSF Met/Wellington    September 30, 2016      1.61         0.75 - 1.95          0.60 - 5.65
     Core Equity         December 31, 2015      1.64         0.75 - 2.00          0.24 - 1.50
     Opportunities       December 31, 2014      0.58         0.75 - 2.00          8.26 - 9.62
     Sub-Account         December 31, 2013      1.27         0.75 - 2.00        30.89 - 32.53
                         December 31, 2012      0.70         0.75 - 2.00        10.46 - 11.86

  MSF MetLife Asset     September 30, 2016      3.16         0.75 - 1.85          4.16 - 5.02
     Allocation 20       December 31, 2015      2.19         0.75 - 1.85      (2.41) - (1.33)
     Sub-Account         December 31, 2014      2.29         0.75 - 1.95          1.60 - 2.87
                         December 31, 2013      2.82         1.55 - 1.85          2.37 - 2.68
                         December 31, 2012      3.26         1.55 - 1.85          7.17 - 7.49

  MSF MetLife Asset     September 30, 2016      3.55         0.75 - 1.95          4.64 - 5.59
     Allocation 40       December 31, 2015      0.28         0.75 - 2.05      (3.08) - (1.81)
     Sub-Account         December 31, 2014      0.02         0.75 - 2.05          2.35 - 3.47
                         December 31, 2013      2.53         1.65 - 1.85          8.89 - 9.11
                         December 31, 2012      3.04         1.65 - 1.85          9.41 - 9.63

  MSF MetLife Asset     September 30, 2016      3.14         0.75 - 2.00          4.97 - 5.96
     Allocation 60       December 31, 2015      0.53         0.75 - 2.00      (3.22) - (2.01)
     Sub-Account         December 31, 2014      0.09         0.75 - 2.00          2.97 - 4.03
                         December 31, 2013      1.95         1.55 - 1.85        15.82 - 16.17
                         December 31, 2012      2.31         1.55 - 1.85        11.16 - 11.49

  MSF MetLife Asset     September 30, 2016      2.95         0.75 - 1.95          5.49 - 6.44
     Allocation 80       December 31, 2015      0.33         0.75 - 2.00      (3.64) - (2.43)
     Sub-Account         December 31, 2014      0.03         0.75 - 2.00          3.14 - 4.63
                         December 31, 2013      1.52         1.55 - 1.85        22.03 - 22.40
                         December 31, 2012      1.99         1.55 - 1.85        13.26 - 13.60

  MSF MetLife Mid Cap   September 30, 2016      1.02         1.00 - 1.95        10.29 - 11.08
     Stock Index         December 31, 2015      0.87         1.00 - 1.95      (4.56) - (3.65)
     Sub-Account         December 31, 2014      0.78         1.00 - 1.95          7.10 - 8.13
                         December 31, 2013      0.91         1.00 - 1.95        30.19 - 31.43
                         December 31, 2012      0.71         1.00 - 1.95        14.99 - 16.09

  MSF MetLife Stock     September 30, 2016      1.83         1.00 - 2.90          5.21 - 6.61
     Index Sub-Account   December 31, 2015      1.56         1.00 - 2.90      (1.82) - (0.09)
                         December 31, 2014      1.48         1.00 - 2.90        10.03 - 11.97
                         December 31, 2013      1.63         1.00 - 2.90        28.14 - 30.39
                         December 31, 2012      1.62         1.00 - 2.90        12.30 - 14.27

  MSF MFS Total Return  September 30, 2016      2.73         0.75 - 1.90          6.15 - 7.03
     Sub-Account         December 31, 2015      2.42         0.75 - 1.90      (2.23) - (1.14)
                         December 31, 2014      2.24         0.75 - 1.90          6.38 - 7.55
                         December 31, 2013      2.46         0.75 - 1.90        16.52 - 17.81
                         December 31, 2012      2.65         0.75 - 1.90         2.85 - 10.47

  MSF MFS Value         September 30, 2016      2.10         0.75 - 1.95          7.68 - 8.66
     Sub-Account         December 31, 2015      2.51         0.75 - 2.00      (2.34) - (1.11)
                         December 31, 2014      1.58         0.75 - 2.00          8.37 - 9.74
                         December 31, 2013      0.52         0.75 - 2.00        32.71 - 34.37
                         December 31, 2012      1.85         0.75 - 1.95         3.24 - 15.45

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF
                                                -------------------------------------------
                                                                UNIT VALUE
                                                                 LOWEST TO          NET
                                                    UNITS       HIGHEST ($)     ASSETS ($)
                                                ------------  ---------------  ------------
  MSF MSCI EAFE Index       September 30, 2016       470,202     1.49 - 14.07     5,993,384
     Sub-Account             December 31, 2015       491,903     1.46 - 13.86     6,209,128
                             December 31, 2014       428,858     1.49 - 14.23     5,332,210
                             December 31, 2013       397,125     1.61 - 15.39     5,318,352
                             December 31, 2012       391,098     1.34 - 12.84     4,381,009

  MSF Neuberger Berman      September 30, 2016       491,986    20.47 - 29.60    12,294,198
     Genesis Sub-Account     December 31, 2015       518,912    18.81 - 26.98    11,881,985
                             December 31, 2014       590,926    19.09 - 27.08    13,660,308
                             December 31, 2013       650,463    19.51 - 27.36    15,339,173
                             December 31, 2012         6,797    17.28 - 18.63       119,195

  MSF Russell 2000 Index    September 30, 2016       361,047     2.97 - 28.12     9,556,328
     Sub-Account             December 31, 2015       392,896     2.69 - 25.53     9,450,123
                             December 31, 2014       374,932     2.84 - 27.09     9,534,812
                             December 31, 2013       407,803     2.74 - 26.21    10,077,048
                             December 31, 2012       301,820     2.01 - 19.22     5,428,869

  MSF T. Rowe Price         September 30, 2016     1,229,717     9.73 - 26.94    22,458,921
     Large Cap Growth        December 31, 2015     1,214,561     9.73 - 26.78    22,843,144
     Sub-Account             December 31, 2014     1,116,757     8.98 - 24.51    19,378,100
                             December 31, 2013     1,115,203     8.41 - 22.79    17,222,447
                             December 31, 2012        53,733    15.52 - 16.61       859,547

  MSF T. Rowe Price         September 30, 2016        15,288    30.16 - 33.26       476,923
     Small Cap Growth        December 31, 2015        16,556    28.50 - 31.32       487,781
     Sub-Account             December 31, 2014        17,948    28.35 - 31.00       525,415
                             December 31, 2013        19,290    27.09 - 29.47       539,815
                             December 31, 2012        25,300    19.15 - 20.73       498,088

  MSF Van Eck Global        September 30, 2016       397,156    11.94 - 13.13     4,875,628
     Natural Resources       December 31, 2015       482,930      8.68 - 9.50     4,311,458
     Sub-Account             December 31, 2014       407,380    13.17 - 14.23     5,499,684
                             December 31, 2013       372,229    16.56 - 17.66     6,297,415
                             December 31, 2012       463,176    15.25 - 16.07     7,185,431

  MSF Western Asset         September 30, 2016     2,322,757    27.88 - 38.19    73,864,773
     Management Strategic    December 31, 2015           700    28.52 - 29.13        20,143
     Bond Opportunities      December 31, 2014           710    29.54 - 30.14        21,170
     Sub-Account             December 31, 2013         1,280    28.48 - 29.03        36,940
                             December 31, 2012         1,197    28.67 - 29.20        34,736

  MSF Western Asset         September 30, 2016     1,564,142    16.05 - 20.21    28,062,223
     Management U.S.         December 31, 2015     1,586,953    15.94 - 19.71    27,884,257
     Government              December 31, 2014     1,736,974    16.21 - 19.83    30,830,735
     Sub-Account             December 31, 2013     1,762,260    16.12 - 19.52    31,018,667
                             December 31, 2012     1,806,157    16.58 - 19.89    32,438,079

  Oppenheimer VA Main       September 30, 2016       147,940    28.08 - 30.54     4,264,676
     Street Small Cap        December 31, 2015       154,239    26.43 - 28.62     4,179,638
     Sub-Account             December 31, 2014       170,276    28.57 - 30.77     4,979,605
                             December 31, 2013       183,673    25.97 - 27.82     4,873,865
                             December 31, 2012       201,443    18.75 - 19.97     3,851,471

                                                               FOR THE PERIOD ENDED
                                                --------------------------------------------------
                                                INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                   INCOME          LOWEST TO          LOWEST TO
                                                  RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                                -------------  ----------------  -----------------
  MSF MSCI EAFE Index       September 30, 2016      2.38         1.00 - 1.95           1.04 - 1.76
     Sub-Account             December 31, 2015      3.12         1.00 - 1.95       (3.22) - (2.29)
                             December 31, 2014      2.33         1.00 - 1.95       (8.14) - (7.26)
                             December 31, 2013      2.87         1.00 - 1.95         19.09 - 20.23
                             December 31, 2012      2.78         1.00 - 1.95         15.65 - 16.76

  MSF Neuberger Berman      September 30, 2016      0.21         0.75 - 1.95           8.74 - 9.72
     Genesis Sub-Account     December 31, 2015      0.16         0.75 - 1.95       (1.56) - (0.37)
                             December 31, 2014      0.20         0.75 - 1.95       (2.23) - (1.05)
                             December 31, 2013      0.01         0.75 - 1.95         25.05 - 37.16
                             December 31, 2012      0.15         1.30 - 1.90           7.68 - 8.33

  MSF Russell 2000 Index    September 30, 2016      1.10         1.00 - 1.95          9.61 - 10.39
     Sub-Account             December 31, 2015      0.90         1.00 - 1.95       (6.38) - (5.49)
                             December 31, 2014      0.94         1.00 - 1.95           2.71 - 3.69
                             December 31, 2013      1.27         1.00 - 1.95         35.46 - 36.75
                             December 31, 2012      0.88         1.00 - 1.95         13.70 - 14.79

  MSF T. Rowe Price         September 30, 2016        --         1.30 - 1.95           0.01 - 0.60
     Large Cap Growth        December 31, 2015        --         1.30 - 1.95           8.38 - 9.24
     Sub-Account             December 31, 2014        --         1.30 - 1.95           6.72 - 7.57
                             December 31, 2013      0.01         1.30 - 1.95         26.44 - 37.23
                             December 31, 2012      0.01         1.30 - 1.65         16.72 - 17.31

  MSF T. Rowe Price         September 30, 2016      0.03         1.40 - 1.90           5.80 - 6.20
     Small Cap Growth        December 31, 2015        --         1.40 - 1.90           0.54 - 1.04
     Sub-Account             December 31, 2014        --         1.40 - 1.90           4.64 - 5.16
                             December 31, 2013      0.14         1.40 - 1.90         41.46 - 42.17
                             December 31, 2012        --         1.40 - 1.90         13.72 - 14.29

  MSF Van Eck Global        September 30, 2016      0.59         0.75 - 1.95         37.06 - 38.30
     Natural Resources       December 31, 2015      0.21         0.75 - 2.00     (34.09) - (33.26)
     Sub-Account             December 31, 2014      0.26         0.75 - 2.00     (20.43) - (19.43)
                             December 31, 2013      0.69         0.75 - 2.00           8.56 - 9.93
                             December 31, 2012        --         0.75 - 2.00           0.54 - 1.81

  MSF Western Asset         September 30, 2016      2.70         0.75 - 1.95           4.93 - 8.50
     Management Strategic    December 31, 2015      4.86         1.40 - 1.50       (3.46) - (3.36)
     Bond Opportunities      December 31, 2014      6.53         1.40 - 1.50           3.72 - 3.83
     Sub-Account             December 31, 2013      4.64         1.40 - 1.50       (0.67) - (0.57)
                             December 31, 2012      3.31         1.40 - 1.50           9.63 - 9.74

  MSF Western Asset         September 30, 2016      2.34         0.95 - 2.00           1.73 - 2.54
     Management U.S.         December 31, 2015      2.07         0.95 - 1.95       (1.63) - (0.64)
     Government              December 31, 2014      1.67         0.95 - 1.95           0.57 - 1.58
     Sub-Account             December 31, 2013      1.95         0.95 - 1.80       (2.82) - (1.84)
                             December 31, 2012      1.82         0.95 - 1.95           1.05 - 2.07

  Oppenheimer VA Main       September 30, 2016      0.26         0.95 - 1.50           6.26 - 6.70
     Street Small Cap        December 31, 2015      0.64         0.95 - 1.50       (7.49) - (6.98)
     Sub-Account             December 31, 2014      0.63         0.95 - 1.50          9.99 - 10.60
                             December 31, 2013      0.70         0.95 - 1.50         38.53 - 39.29
                             December 31, 2012      0.33         0.95 - 1.50         15.91 - 16.55

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                   AS OF
                                                -------------------------------------------
                                                                UNIT VALUE
                                                                 LOWEST TO          NET
                                                    UNITS       HIGHEST ($)     ASSETS ($)
                                                ------------  ---------------  ------------
  PIMCO VIT High Yield      September 30, 2016         5,474    21.82 - 22.64       120,360
     Sub-Account             December 31, 2015         6,064    19.86 - 20.57       121,278
                             December 31, 2014         8,179    20.49 - 21.19       168,442
                             December 31, 2013         8,155    20.13 - 20.77       164,889
                             December 31, 2012         7,968    19.33 - 19.90       154,636

  PIMCO VIT Low             September 30, 2016         4,166    14.92 - 15.15        62,728
     Duration                December 31, 2015         4,350    14.86 - 15.08        65,235
     Sub-Account             December 31, 2014         4,667    15.04 - 15.24        70,817
                             December 31, 2013         7,603    15.14 - 15.33       116,235
                             December 31, 2012        13,193    15.39 - 15.57       205,018

  Pioneer VCT Mid Cap       September 30, 2016        46,678    44.23 - 51.45     2,167,323
     Value Sub-Account       December 31, 2015        47,288    41.43 - 47.94     2,051,323
                             December 31, 2014        50,993    44.97 - 51.68     2,392,128
                             December 31, 2013        53,861    39.83 - 45.45     2,228,875
                             December 31, 2012        55,049    30.50 - 34.56     1,739,642

  Pioneer VCT Real Estate   September 30, 2016           396            31.35        12,406
     Shares Sub-Account      December 31, 2015           397            29.15        11,585
                             December 31, 2014           399            28.35        11,317
                             December 31, 2013           401            22.08         8,850
                             December 31, 2012           403            22.10         8,902

  Putnam VT Equity          September 30, 2016         2,546    27.27 - 29.73        70,133
     Income Sub-Account      December 31, 2015         1,969    25.59 - 27.75        51,000
                             December 31, 2014         1,982    26.76 - 28.84        53,627
                             December 31, 2013         2,885    24.09 - 25.79        70,888
                             December 31, 2012         3,141    18.45 - 19.63        58,909

  Putnam VT Multi-Cap       September 30, 2016        20,248            11.29       228,509
     Growth Sub-Account      December 31, 2015        20,399            10.64       217,119
                             December 31, 2014        28,619            10.80       309,120
                             December 31, 2013        27,777             9.62       267,354
                             December 31, 2012        26,156             7.14       186,699

  Russell Aggressive        September 30, 2016           206            19.06         3,932
     Equity Sub-Account      December 31, 2015           206            17.63         3,638
                             December 31, 2014           206            19.26         3,975
                             December 31, 2013           206            19.24         3,969
                             December 31, 2012           206            13.93         2,875

  Russell Core Bond         September 30, 2016         1,250            19.72        24,653
     Sub-Account             December 31, 2015         1,250            18.65        23,307
                             December 31, 2014         1,250            18.94        23,669
                             December 31, 2013         1,250            18.21        22,762
                             December 31, 2012         1,250            18.74        23,423

  Russell Global Real       September 30, 2016           215            38.68         8,321
     Estate Securities       December 31, 2015           215            35.88         7,718
     Sub-Account             December 31, 2014           215            36.30         7,807
                             December 31, 2013           215            32.08         6,900
                             December 31, 2012           215            31.38         6,751

                                                               FOR THE PERIOD ENDED
                                                -------------------------------------------------
                                                INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                   INCOME          LOWEST TO         LOWEST TO
                                                  RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                                -------------  ----------------  ----------------
  PIMCO VIT High Yield      September 30, 2016      3.92         1.30 - 1.50         9.89 - 10.06
     Sub-Account             December 31, 2015      5.25         1.30 - 1.50      (3.11) - (2.91)
                             December 31, 2014      5.29         1.30 - 1.50          1.80 - 2.01
                             December 31, 2013      5.44         1.30 - 1.50          4.16 - 4.37
                             December 31, 2012      5.78         1.30 - 1.50        12.59 - 12.81

  PIMCO VIT Low             September 30, 2016      1.10         1.40 - 1.50          0.37 - 0.44
     Duration                December 31, 2015      3.41         1.40 - 1.50      (1.18) - (1.08)
     Sub-Account             December 31, 2014      1.10         1.40 - 1.50      (0.65) - (0.55)
                             December 31, 2013      1.48         1.40 - 1.50      (1.62) - (1.52)
                             December 31, 2012      1.91         1.40 - 1.50          4.27 - 4.37

  Pioneer VCT Mid Cap       September 30, 2016      0.48         0.95 - 1.65          6.76 - 7.32
     Value Sub-Account       December 31, 2015      0.55         0.95 - 1.65      (7.89) - (7.24)
                             December 31, 2014      0.65         0.95 - 1.65        12.92 - 13.71
                             December 31, 2013      0.75         0.95 - 1.65        30.58 - 31.50
                             December 31, 2012      0.88         0.95 - 1.65          9.00 - 9.77

  Pioneer VCT Real Estate   September 30, 2016      2.21                1.65                 7.55
     Shares Sub-Account      December 31, 2015      2.07                1.65                 2.81
                             December 31, 2014      2.34                1.65                28.42
                             December 31, 2013      2.14                1.65               (0.12)
                             December 31, 2012      2.16                1.65                14.18

  Putnam VT Equity          September 30, 2016      1.64         0.75 - 1.40          6.59 - 7.11
     Income Sub-Account      December 31, 2015      1.61         0.75 - 1.40      (4.39) - (3.77)
                             December 31, 2014      2.11         0.75 - 1.40        11.09 - 11.82
                             December 31, 2013      1.95         0.75 - 1.40        30.58 - 31.43
                             December 31, 2012      2.00         0.75 - 1.40        17.64 - 18.41

  Putnam VT Multi-Cap       September 30, 2016      0.98                1.40                 6.03
     Growth Sub-Account      December 31, 2015      0.72                1.40               (1.46)
                             December 31, 2014      0.52                1.40                12.22
                             December 31, 2013      0.73                1.40                34.85
                             December 31, 2012      0.50                1.40                15.45

  Russell Aggressive        September 30, 2016      0.39                1.40                 8.10
     Equity Sub-Account      December 31, 2015      0.66                1.40               (8.48)
                             December 31, 2014      0.25                1.40                 0.15
                             December 31, 2013      0.44                1.40                38.06
                             December 31, 2012      0.97                1.40                14.22

  Russell Core Bond         September 30, 2016      0.88                1.40                 5.77
     Sub-Account             December 31, 2015      2.39                1.40               (1.53)
                             December 31, 2014      1.55                1.40                 3.99
                             December 31, 2013      1.43                1.40               (2.82)
                             December 31, 2012      2.07                1.40                 6.86

  Russell Global Real       September 30, 2016      1.49                1.40                 7.82
     Estate Securities       December 31, 2015      1.63                1.40               (1.15)
     Sub-Account             December 31, 2014      3.29                1.40                13.15
                             December 31, 2013      3.99                1.40                 2.21
                             December 31, 2012      4.83                1.40                25.77

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                            (UNAUDITED)



8.  FINANCIAL HIGHLIGHTS -- (CONCLUDED)


                                                                AS OF
                                             -------------------------------------------
                                                             UNIT VALUE
                                                              LOWEST TO          NET
                                                 UNITS       HIGHEST ($)     ASSETS ($)
                                             ------------  ---------------  ------------
  Russell Multi-Style    September 30, 2016         2,931            14.92        43,732
     Equity Sub-Account   December 31, 2015         2,931            14.13        41,406
                          December 31, 2014         2,931            14.17        41,531
                          December 31, 2013         2,931            12.86        37,705
                          December 31, 2012         2,931             9.81        28,767

  Russell Non-U.S.       September 30, 2016           959            12.15        11,655
     Sub-Account          December 31, 2015           959            11.94        11,445
                          December 31, 2014           959            12.26        11,761
                          December 31, 2013           959            13.02        12,482
                          December 31, 2012           959            10.83        10,383

  TAP 1919 Variable      September 30, 2016           340    39.06 - 40.51        13,611
     Socially Responsive  December 31, 2015           437    37.87 - 39.24        16,859
     Balanced             December 31, 2014           342    39.18 - 40.53        13,703
     Sub-Account          December 31, 2013           770    36.44 - 37.64        28,829
                          December 31, 2012           344    31.21 - 32.19        10,959

                                                            FOR THE PERIOD ENDED
                                             -------------------------------------------------
                                             INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                INCOME          LOWEST TO         LOWEST TO
                                               RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                             -------------  ----------------  ----------------
  Russell Multi-Style    September 30, 2016      0.78                1.40                 5.62
     Equity Sub-Account   December 31, 2015      0.81                1.40               (0.30)
                          December 31, 2014      1.16                1.40                10.15
                          December 31, 2013      1.21                1.40                31.07
                          December 31, 2012      1.08                1.40                14.07

  Russell Non-U.S.       September 30, 2016      1.45                1.40                 1.83
     Sub-Account          December 31, 2015      1.14                1.40               (2.69)
                          December 31, 2014      1.95                1.40               (5.78)
                          December 31, 2013      2.00                1.40                20.22
                          December 31, 2012      1.90                1.40                18.14

  TAP 1919 Variable      September 30, 2016        --         1.50 - 1.65          3.13 - 3.24
     Socially Responsive  December 31, 2015      1.42         1.50 - 1.65      (3.32) - (3.18)
     Balanced             December 31, 2014      0.66         1.50 - 1.65          7.52 - 7.68
     Sub-Account          December 31, 2013      1.79         1.50 - 1.65        16.76 - 16.94
                          December 31, 2012      1.50         1.50 - 1.65          8.89 - 9.06

1 These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying fund, portfolio or series net of management fees assessed by the fund manager, divided by the average net assets, regardless of share class, if any. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying fund, portfolio or series in which the Sub-Account invests. The investment income ratio is calculated as a weighted average ratio since the Sub-Account may invest in two or more share classes, if any, within the underlying fund, portfolio or series of the Trusts which may have unique investment income ratios.

2 These amounts represent annualized contract expenses of each of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund, portfolio or series have been excluded.

3 These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, portfolio or series and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on the minimum and maximum returns within each product grouping of the applicable Sub-Account.

        FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
            OF FIRST METLIFE INVESTORS INSURANCE COMPANY
          NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)
                            (UNAUDITED)




9. SUBSEQUENT EVENTS


The operations of the Sub-Accounts were affected by the following changes that occurred on March 6, 2017:

PORTFOLIO NAME CHANGES:

Former Name                                              New Name

(MIST) Met/Aberdeen Emerging Markets Equity              (BHFTI) Brighthouse/Aberdeen Emerging Markets
   Portfolio                                               Equity Portfolio
(MIST) Met/Artisan International Portfolio               (BHFTI) Brighthouse/Artisan International Portfolio
(MIST) Met/Eaton Vance Floating Rate Portfolio           (BHFTI) Brighthouse/Eaton Vance Floating Rate
                                                           Portfolio
(MIST) Met/Franklin Low Duration Total Return            (BHFTI) Brighthouse/Franklin Low Duration Total
   Portfolio                                               Return Portfolio
(MIST) Met/Templeton International Bond Portfolio        (BHFTI) Brighthouse/Templeton International Bond
                                                           Portfolio
(MIST) Met/Wellington Large Cap Research Portfolio       (BHFTI) Brighthouse/Wellington Large Cap Research
                                                           Portfolio
(MIST) MetLife Asset Allocation 100 Portfolio            (BHFTI) Brighthouse Asset Allocation 100 Portfolio
(MIST) MetLife Balanced Plus Portfolio                   (BHFTI) Brighthouse Balanced Plus Portfolio
(MIST) MetLife Small Cap Value Portfolio                 (BHFTI) Brighthouse Small Cap Value Portfolio
(MSF) Barclays Aggregate Bond Index Portfolio            (BHFTII) MetLife Aggregate Bond Index Portfolio
(MSF) Met/Artisan Mid Cap Value Portfolio                (BHFTII) Brighthouse/Artisan Mid Cap Value
                                                           Portfolio
(MSF) Met/Dimensional International Small Company        (BHFTII) Brighthouse/Dimensional International
   Portfolio                                               Small Company Portfolio
(MSF) Met/Wellington Core Equity Opportunities           (BHFTII) Brighthouse/Wellington Core Equity
   Portfolio                                               Opportunities Portfolio
(MSF) MetLife Asset Allocation 20 Portfolio              (BHFTII) Brighthouse Asset Allocation 20 Portfolio
(MSF) MetLife Asset Allocation 40 Portfolio              (BHFTII) Brighthouse Asset Allocation 40 Portfolio
(MSF) MetLife Asset Allocation 60 Portfolio              (BHFTII) Brighthouse Asset Allocation 60 Portfolio
(MSF) MetLife Asset Allocation 80 Portfolio              (BHFTII) Brighthouse Asset Allocation 80 Portfolio
(MSF) MSCI EAFE Index Portfolio                          (BHFTII) MetLife MSCI EAFE Index Portfolio
(MSF) Russell 2000 Index Portfolio                       (BHFTII) MetLife Russell 2000 Index Portfolio

TRUST NAME CHANGES:

Former Trust                                             New Trust

Met Investors Series Trust (MIST)                        Brighthouse Funds Trust I (BHFTI)
Metropolitan Series Fund (MSF)                           Brighthouse Funds Trust II (BHFTII)

ADVISER NAME CHANGE:

Former Adviser                                        New Adviser

MetLife Advisers, LLC                                 Brighthouse Investment Advisers, LLC

SEPARATE ACCOUNT NAME CHANGE:

Former Name                                              New Name

First MetLife Investors Variable Annuity Account One     Brighthouse Variable Annuity Account B

This page is intentionally left blank.

First MetLife Investors Insurance Company

Financial Statements

As of December 31, 2015 and 2014 and for the Years Ended December 31, 2015, 2014 and 2013 and Independent Auditors' Report

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of First MetLife Investors Insurance Company:

We have audited the accompanying balance sheets of First MetLife Investors Insurance Company (the "Company") as of December 31, 2015 and 2014, and the related statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedules listed in the Index to Financial Statements, Notes and Schedules. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of First MetLife Investors Insurance Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

/s/ DELOITTE & TOUCHE LLP

New York, New York
April 11, 2016
October 14, 2016 (As to the segment information disclosed within the Notes to the financial statements, Note 14, and Financial Statement Schedules I, III, &
IV)

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                Balance Sheets
                          December 31, 2015 and 2014

                (In thousands, except share and per share data)

                                                                              2015          2014
                                                                          ------------- -------------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value
   (amortized cost: $1,081,183 and $1,067,081, respectively)............. $   1,087,215 $   1,131,162
 Mortgage loans (net of valuation allowances of $640 and $512,
   respectively).........................................................       141,278       120,019
 Short-term investments, at estimated fair value.........................        18,484        12,096
 Other invested assets, at estimated fair value..........................         4,981           912
                                                                          ------------- -------------
   Total investments.....................................................     1,251,958     1,264,189
Cash and cash equivalents................................................         9,310         7,028
Accrued investment income................................................         9,316         8,265
Premiums, reinsurance and other receivables..............................     1,539,801     1,473,762
Deferred policy acquisition costs and value of business acquired.........       107,514       204,372
Current income tax recoverable...........................................         2,801            --
Other assets.............................................................        62,937        67,714
Separate account assets..................................................     4,792,140     5,232,156
                                                                          ------------- -------------
   Total assets.......................................................... $   7,775,777 $   8,257,486
                                                                          ============= =============
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits................................................... $     548,208 $     471,769
Policyholder account balances............................................     1,248,493     1,269,482
Other policy-related balances............................................         8,560        16,312
Payables for collateral under derivative transactions....................         3,300            --
Current income tax payable...............................................            --        76,499
Deferred income tax liability............................................       121,117       138,684
Other liabilities........................................................       446,637       434,172
Separate account liabilities.............................................     4,792,140     5,232,156
                                                                          ------------- -------------
   Total liabilities.....................................................     7,168,455     7,639,074
                                                                          ------------- -------------
Contingencies, Commitments and Guarantees (Note 12)
Stockholder's Equity
Common stock, par value $10 per share; 200,000 shares authorized, issued
  and outstanding........................................................         2,000         2,000
Additional paid-in capital...............................................       340,931       340,931
Retained earnings........................................................       258,985       235,890
Accumulated other comprehensive income (loss)............................         5,406        39,591
                                                                          ------------- -------------
   Total stockholder's equity............................................       607,322       618,412
                                                                          ------------- -------------
   Total liabilities and stockholder's equity............................ $   7,775,777 $   8,257,486
                                                                          ============= =============

              See accompanying notes to the financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           Statements of Operations
             For the Years Ended December 31, 2015, 2014 and 2013

                                (In thousands)

                                                                    2015        2014         2013
                                                                -----------  ----------- -----------
Revenues
Premiums....................................................... $    71,872  $    81,482 $    61,706
Universal life and investment-type product policy fees.........     110,905      104,544      96,893
Net investment income..........................................      52,944       41,053      37,881
Other revenues.................................................      (9,465)      47,305      61,322
Net investment gains (losses)..................................       4,399          552        (364)
Net derivative gains (losses)..................................      65,000      127,162    (165,066)
                                                                -----------  ----------- -----------
 Total revenues................................................     295,655      402,098      92,372
                                                                -----------  ----------- -----------
Expenses
Policyholder benefits and claims...............................      49,400       76,905      61,131
Interest credited to policyholder account balances.............      52,133       54,136      57,439
Amortization of deferred policy acquisition costs and value of
  business acquired............................................     103,826       68,771     (23,853)
Other expenses.................................................      65,213       79,567      79,848
                                                                -----------  ----------- -----------
 Total expenses................................................     270,572      279,379     174,565
                                                                -----------  ----------- -----------
Income (loss) before provision for income tax..................      25,083      122,719     (82,193)
 Provision for income tax expense (benefit)....................       1,988       36,270     (33,286)
                                                                -----------  ----------- -----------
   Net income (loss)........................................... $    23,095  $    86,449 $   (48,907)
                                                                ===========  =========== ===========

              See accompanying notes to the financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                   Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2015, 2014 and 2013

                                (In thousands)

                                                                  2015         2014        2013
                                                               ----------  -----------  ----------
Net income (loss)............................................. $   23,095  $    86,449  $  (48,907)
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related offsets.    (55,353)      44,913     (41,574)
 Unrealized gains (losses) on derivatives.....................      2,760        1,278        (796)
                                                               ----------  -----------  ----------
Other comprehensive income (loss), before income tax..........    (52,593)      46,191     (42,370)
Income tax (expense) benefit related to items of other
  comprehensive income (loss).................................     18,408      (16,167)     14,829
                                                               ----------  -----------  ----------
Other comprehensive income (loss), net of income tax..........    (34,185)      30,024     (27,541)
                                                               ----------  -----------  ----------
Comprehensive income (loss)................................... $  (11,090) $   116,473  $  (76,448)
                                                               ==========  ===========  ==========

              See accompanying notes to the financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      Statements of Stockholder's Equity
             For the Years Ended December 31, 2015, 2014 and 2013

                                (In thousands)

                                                                  Accumulated
                                        Additional                   Other         Total
                               Common    Paid-in      Retained   Comprehensive Stockholder's
                               Stock     Capital      Earnings   Income (Loss)    Equity
                              --------- ----------- -----------  ------------- -------------
Balance at December 31, 2012. $   2,000 $   339,819 $   198,348   $   37,108    $   577,275
Capital contribution.........                 1,100                                   1,100
Net income (loss)............                           (48,907)                    (48,907)
Other comprehensive income
  (loss), net of income tax..                                        (27,541)       (27,541)
                              --------- ----------- -----------   ----------    -----------
Balance at December 31, 2013.     2,000     340,919     149,441        9,567        501,927
Capital contribution.........                    12                                      12
Net income (loss)............                            86,449                      86,449
Other comprehensive income
  (loss), net of income tax..                                         30,024         30,024
                              --------- ----------- -----------   ----------    -----------
Balance at December 31, 2014.     2,000     340,931     235,890       39,591        618,412
Net income (loss)............                            23,095                      23,095
Other comprehensive income
  (loss), net of income tax..                                        (34,185)       (34,185)
                              --------- ----------- -----------   ----------    -----------
Balance at December 31, 2015. $   2,000 $   340,931 $   258,985   $    5,406    $   607,322
                              ========= =========== ===========   ==========    ===========

              See accompanying notes to the financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           Statements of Cash Flows
             For the Years Ended December 31, 2015, 2014 and 2013

                                (In thousands)

                                                                                            2015         2014         2013
                                                                                        -----------  -----------  -----------
Cash flows from operating activities
Net income (loss)...................................................................... $    23,095  $    86,449  $   (48,907)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization expenses...............................................       1,408        1,571        2,150
  Amortization of premiums and accretion of discounts associated with investments, net.      (1,918)        (852)        (429)
  (Gains) losses on investments, net...................................................      (4,399)        (552)         364
  (Gains) losses on derivatives, net...................................................     (41,794)    (130,598)     156,962
  Interest credited to policyholder account balances...................................      52,133       54,136       57,439
  Universal life and investment-type product policy fees...............................    (110,905)    (104,544)     (96,893)
  Change in accrued investment income..................................................      (1,048)      (1,664)         198
  Change in premiums, reinsurance and other receivables................................       2,601      (29,111)      40,335
  Change in deferred policy acquisition costs and value of business acquired, net......      99,059       48,461      (96,808)
  Change in income tax.................................................................     (78,460)      78,307      (27,584)
  Change in other assets...............................................................     102,648      117,079      101,849
  Change in future policy benefits and policy-related balances.........................      68,764       75,237       62,593
  Change in other liabilities..........................................................      12,764      291,365        1,309
                                                                                        -----------  -----------  -----------
Net cash provided by (used in) operating activities....................................     123,948      485,284      152,578
                                                                                        -----------  -----------  -----------
Cash flows from investing activities
Sales, maturities and repayments of:
  Fixed maturity securities............................................................     364,194      340,571       90,014
  Mortgage loans.......................................................................      23,593        5,371        9,428
Purchases of:
  Fixed maturity securities............................................................    (372,108)    (726,115)    (124,120)
  Mortgage loans.......................................................................     (45,240)     (10,050)     (15,449)
Cash received in connection with freestanding derivatives..............................         786           --           --
Cash paid in connection with freestanding derivatives..................................        (822)          (4)      (9,317)
Net change in short-term investments...................................................      (6,380)       8,018        6,326
Net change in other invested assets....................................................         414          (12)          --
                                                                                        -----------  -----------  -----------
Net cash provided by (used in) investing activities....................................     (35,563)    (382,221)     (43,118)
                                                                                        -----------  -----------  -----------
Cash flows from financing activities
Policyholder account balances:
  Deposits.............................................................................      56,728       38,453       69,363
  Withdrawals..........................................................................    (146,131)    (135,867)    (182,961)
Net change in payables for collateral under derivative transactions....................       3,300           --           --
                                                                                        -----------  -----------  -----------
Net cash provided by (used in) financing activities....................................     (86,103)     (97,414)    (113,598)
                                                                                        -----------  -----------  -----------
Change in cash and cash equivalents....................................................       2,282        5,649       (4,138)
Cash and cash equivalents, beginning of year...........................................       7,028        1,379        5,517
                                                                                        -----------  -----------  -----------
Cash and cash equivalents, end of year................................................. $     9,310  $     7,028  $     1,379
                                                                                        ===========  ===========  ===========
Supplemental disclosures of cash flow information
Net cash paid (received) for:
  Income tax........................................................................... $    80,448  $   (40,683) $    (6,105)
                                                                                        ===========  ===========  ===========
Non-cash transactions:
  Capital contribution from MetLife, Inc............................................... $        --  $        12  $     1,100
                                                                                        ===========  ===========  ===========

              See accompanying notes to the financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       Notes to the Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

  First MetLife Investors Insurance Company (the "Company"), a New York domiciled life insurance company, is a wholly-owned subsidiary of MetLife, Inc. (MetLife, Inc., together with its subsidiaries and affiliates, "MetLife"). The Company markets and/or administers traditional life, universal life, variable annuity and fixed annuity products to individuals. The Company is licensed to transact business in the state of New York.

  The Company is organized into two segments: Annuities and Life.

Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

  Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

 Separate Accounts

   Separate accounts are established in conformity with insurance laws. Generally, the assets of the separate accounts cannot be used to settle the liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

    .  such separate accounts are legally recognized;
    . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
    . investments are directed by the contractholder; and . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

   The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line on the statements of operations.

   The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees on the statements of operations.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Reclassifications

   Certain amounts in the prior years' financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Financial Statements.

Summary of Significant Accounting Policies

  The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

-----------------------------------------------------------------------------------------
Accounting Policy                                                                    Note
-----------------------------------------------------------------------------------------
Insurance                                                                             3
-----------------------------------------------------------------------------------------
Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles   4
-----------------------------------------------------------------------------------------
Reinsurance                                                                           5
-----------------------------------------------------------------------------------------
Investments                                                                           6
-----------------------------------------------------------------------------------------
Derivatives                                                                           7
-----------------------------------------------------------------------------------------
Fair Value                                                                            8
-----------------------------------------------------------------------------------------
Income Tax                                                                            11
-----------------------------------------------------------------------------------------
Litigation Contingencies                                                              12
-----------------------------------------------------------------------------------------

 Insurance

  Future Policy Benefit Liabilities and Policyholder Account Balances

    The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

    The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

    Policyholder account balances relate to contract or contract features where the Company has no significant insurance risk.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company issues directly, certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

    Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDBs"), the portion of guaranteed minimum income benefits ("GMIBs") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWBs").

    Guarantees accounted for as embedded derivatives in policyholder account balances include the non life-contingent portion of GMWBs, guaranteed minimum accumulation benefits ("GMABs") and the portion of GMIBs that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other Policy-Related Balances

    Other policy-related balances include policy and contract claims, unearned revenue liabilities and premiums received in advance.

    The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

    The unearned revenue liability relates to investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to deferred policy acquisition costs ("DAC") as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

    The Company accounts for the prepayment of premiums on its individual life contracts as premiums received in advance and applies the cash received to premiums when due.

  Recognition of Insurance Revenues and Deposits

    Premiums related to traditional life and annuity contracts with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

    Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related policyholder account balances.

    Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

 Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles

   The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

    .  incremental direct costs of contract acquisition, such as commissions;
    . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and
    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

   All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

   Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

   DAC and VOBA are amortized as follows:

 -----------------------------------------------------------------------------
 Products:                              In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
 .  Nonparticipating and                Actual and expected future gross
    non-dividend-paying traditional     premiums.
    contracts (term insurance)
 -----------------------------------------------------------------------------
 .  Fixed and variable deferred         Actual and expected future gross
    annuity contracts                   profits.
 -----------------------------------------------------------------------------

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   See Note 4 for additional information on DAC and VOBA amortization. Amortization of DAC and VOBA is included in other expenses.

   The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

   The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements ("DSI") to determine the recoverability of the asset.

   Value of distribution agreements acquired ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements. The VODA associated with past business combinations is amortized over useful lives ranging from 10 to 30 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a possible impairment exists, the Company reviews VODA to determine whether the asset is impaired.

 Reinsurance

   For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

   For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid, and the liabilities ceded related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid on the reinsurance of in-force blocks, as well as amounts paid related to new business, are recorded as ceded premiums; and ceded premiums, reinsurance and other receivables are established.

   Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

   The funds withheld liability represents amounts withheld by the Company in accordance with the terms of the reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records funds withheld liability within other liabilities. The Company recognizes interest on funds withheld, included in other expenses, at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio.

   Premiums, fees and policyholder benefits and claims are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

   If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

 Investments

  Net Investment Income and Net Investment Gains (Losses)

    Income from investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

  Fixed Maturity Securities

    The Company's fixed maturity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policy-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company periodically evaluates fixed maturity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 6 "-- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exists, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI.

  Mortgage Loans

    The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to both portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 6.

    Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

  Short-term Investments

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value.

  Other Invested Assets

    Other invested assets consist of freestanding derivatives with positive estimated fair values which are described in "-- Derivatives" below.

 Derivatives

  Freestanding Derivatives

    Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the estimated fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

    If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

  Hedge Accounting

    To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

.. Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) -- effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

    The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported on the statement of operations within interest income or interest expense to match the location of the hedged item.

    In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

    The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

    When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

    In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

  Embedded Derivatives

    The Company sells variable annuities and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

..  the combined instrument is not accounted for in its entirety at estimated fair value with changes in estimated fair value recorded in earnings;
..  the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and .. a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried on the balance sheet at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 Fair Value

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available,

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of assets and liabilities.

 Income Tax

   The Company joins with MetLife and its includable subsidiaries in filing a consolidated U.S. life and non-life federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to the Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100% under such method) of reimbursing companies for tax attributes, e.g., net operating losses. As a result, 100% of tax attributes are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes. On an annual basis, each of the profitable subsidiaries pays to MetLife the federal income tax which it would have paid based upon that year's taxable income. If the Company has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

   The Company's accounting for income taxes represents management's best estimate of various events and transactions.

   Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

   The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, the Company considers many factors, including:

  . the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;
  .  the jurisdiction in which the deferred tax asset was generated;
  . the length of time that carryforward can be utilized in the various taxing jurisdiction;
  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax expense.

 Litigation Contingencies

   The Company may be a party to legal actions or regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact, if any, on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected on the Company's financial statements.

 Other Accounting Policies

  Cash and Cash Equivalents

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  Computer Software

    Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $12.4 million and $11.9 million at December 31, 2015 and 2014, respectively. Accumulated amortization of capitalized software was $3.8 million and $3.7 million at December 31, 2015 and 2014, respectively. Related amortization expense was $13 thousand, $212 thousand and $899 thousand for the years ended December 31, 2015, 2014 and 2013, respectively.

  Other Revenues

    Other revenues primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance agreements. Such fees are recognized in the period in which services are performed.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Employee Benefit Plans

    Pension, postretirement and postemployment benefits are provided to associates under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

  Foreign Currency

    Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

Adoption of New Accounting Pronouncements

  Effective November 18, 2014, the Company adopted new guidance on when, if ever, the cost of acquiring an entity should be used to establish a new accounting basis ("pushdown") in the acquired entity's separate financial statements. The guidance provides an acquired entity and its subsidiaries with an irrevocable option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. If a reporting entity elects to apply pushdown accounting, its stand-alone financial statements would reflect the acquirer's new basis in the acquired entity's assets and liabilities. The election to apply pushdown accounting should be determined by an acquired entity for each individual change-in-control event in which an acquirer obtains control of the acquired entity; however, an entity that does not elect to apply pushdown accounting in the period of a change-in-control can later elect to retrospectively apply pushdown accounting to the most recent change-in-control transaction as a change in accounting principle. The new guidance did not have a material impact on the financial statements upon adoption.

  Effective July 17, 2013, the Company adopted guidance regarding derivatives that permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the United States Treasury and London Interbank Offered Rate ("LIBOR"). Also, this new guidance removes the restriction on using different benchmark rates for similar hedges. The guidance did not have a material impact on the financial statements upon adoption.

  Effective January 1, 2013, the Company adopted guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of accumulated OCI ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 9.

  Effective January 1, 2013, the Company adopted guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 7.

Future Adoption of New Accounting Pronouncements

  In January 2016, the Financial Accounting Standards Board ("FASB") issued new guidance (Accounting Standards Update ("ASU") 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities) on the recognition and measurement of financial instruments. The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments,
(ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for instrument-specific credit risk provision. The Company is currently evaluating the impact of this guidance on its financial statements.

  In February 2015, the FASB issued certain amendments to the consolidation analysis to improve consolidation guidance for legal entities (ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis), effective for fiscal years beginning after December 15, 2015 and interim periods within those years and early adoption is permitted. The new standard is intended to improve targeted areas of the consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures. The amendments in this ASU affect the consolidation evaluation for reporting organizations. In addition, the amendments in this ASU simplify and improve current GAAP by reducing the number of consolidation models. The adoption of this new guidance will not have a material impact on the Company's financial statements.

  In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers (Topic 606)), effective for fiscal years beginning after December 15, 2016 and interim periods within those years and should be applied retrospectively. In August 2015, the FASB amended the guidance to defer the effective date by one year, effective for the fiscal years beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The new guidance will supersede nearly all existing revenue recognition guidance under GAAP; however, it will not impact the accounting for insurance contracts, leases, financial instruments and guarantees. For those contracts that are impacted by the new guidance, the guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. The Company is currently evaluating the impact of this guidance on its financial statements.

2. Segment Information

  The Company is organized into two segments: Annuities and Life. In addition, the Company reports certain of its results of operations in Corporate & Other.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

2. Segment Information (continued)


Annuities

  The Annuities segment offers a variety of variable, fixed and income annuities designed to address contractholders' needs for protected wealth accumulation on a tax-deferred basis, wealth transfer and income security.

Life

  The Life segment offered insurance products and services, including term and universal life, designed to address policyholders' needs for financial security and protected wealth transfer, which may be provided on a tax-advantaged basis.

Corporate & Other

  Corporate & Other contains the excess capital, as well as certain charges and activities, not allocated to the segments, ancillary U.S. term life business sold direct to consumer and expenses associated with income tax audit issues.

Financial Measures and Segment Accounting Policies

  Operating earnings is the measure of segment profit or loss the Company uses to evaluate segment performance and allocate resources. Consistent with GAAP guidance for segment reporting, operating earnings is the Company's measure of segment performance and is reported below. Operating earnings should not be viewed as a substitute for net income (loss). The Company believes the presentation of operating earnings as the Company measures it for management purposes enhances the understanding of its performance by highlighting the results of operations and the underlying profitability drivers of the business.

   Operating earnings is defined as operating revenues less operating expenses, both net of income tax.

   The following are excluded from total revenues in calculating operating revenues:

    .  Net investment gains (losses);
    . Net derivative gains (losses) except earned income on derivatives that are hedges of investments but do not qualify for hedge accounting treatment; and
    . Amortization of unearned revenue related to net investment gains (losses) and net derivative gains (losses) and certain variable annuity GMIB fees ("GMIB Fees").

   The following are excluded from total expenses in calculating operating expenses:

    . Amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets, benefits and hedging costs related to GMIBs ("GMIB Costs") and market value adjustments associated with surrenders or terminations of contracts; and
    . Amounts related to: (i) net investment gains (losses) and net derivative gains (losses) and (ii) GMIB Fees and GMIB Costs included in amortization of deferred policy acquisition costs and value of business acquired.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

2. Segment Information (continued)


  Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2015, 2014 and 2013 and at December 31, 2015 and 2014. The segment accounting policies are the same as those used to prepare the Company's financial statements, except for operating earnings adjustments as defined above. In addition, segment accounting policies include the method of capital allocation described below.

  The internal capital model is a MetLife developed risk capital model that reflects management's judgment and view of required capital to represent the measurement of the risk profile of the business, to meet the Company's long term promises to clients, to service long-term obligations and to support the credit ratings of the Company. It accounts for the unique and specific nature of the risks inherent in the Company's business. Management is responsible for the ongoing production and enhancement of the internal capital model and reviews its approach periodically to ensure that it remains consistent with emerging industry practice standards. As such, the internal capital allocation methodology in the future may differ from MetLife's historical model.

  The Company allocates equity to the segments based on the internal capital model, coupled with considerations of local capital requirements, and aligns with emerging standards and consistent risk principles.

  Segment net investment income is credited or charged based on the level of allocated equity; however, changes in allocated equity do not impact the Company's net investment income or net income (loss).

  Net investment income is based upon the actual results within a specifically identifiable investment portfolio and is allocated to segments at a rate based upon each product's net GAAP liability, adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee time incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

                                                    Operating Results
                                            --------------------------------
                                                                   Corporate
Year Ended December 31, 2015                Annuities    Life       & Other      Total
----------------------------                --------- ----------  ----------  ----------
                                                           (In thousands)
Pre-tax operating earnings................. $  20,794 $  (60,934) $   11,842  $  (28,298)
Provision for income tax expense (benefit).     1,139    (21,327)      3,493     (16,695)
                                            --------- ----------  ----------  ----------
   Operating earnings...................... $  19,655 $  (39,607) $    8,349     (11,603)
                                            ========= ==========  ==========
Adjustments for:
Net investment gains (losses)..............                                        4,399
Net derivative gains (losses)..............                                       65,000
Other adjustments to net income............                                      (16,018)
Provision for income tax (expense) benefit.                                      (18,683)
                                                                              ----------
   Net income (loss).......................                                   $   23,095
                                                                              ==========
Inter-segment revenues..................... $   1,505 $  (36,366) $   (1,371)
Interest revenue........................... $  23,210 $   15,432  $   14,516

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

2. Segment Information (continued)


                                                                     Corporate
At December 31, 2015                         Annuities     Life       & Other       Total
--------------------                        ----------- ----------  ----------  ------------
                                                             (In thousands)
Total assets............................... $ 6,675,617 $  607,090  $  493,070  $  7,775,777
Separate account assets.................... $ 4,792,140 $       --  $       --  $  4,792,140
Separate account liabilities............... $ 4,792,140 $       --  $       --  $  4,792,140

                                                     Operating Results
                                            ----------------------------------
                                                                     Corporate
Year Ended December 31, 2014                 Annuities     Life       & Other       Total
----------------------------                ----------- ----------  ----------  ------------
                                                             (In thousands)
Pre-tax operating earnings................. $    22,539 $   (7,980) $    9,352  $     23,911
Provision for income tax expense (benefit).       8,239     (2,493)     (4,059)        1,687
                                            ----------- ----------  ----------  ------------
   Operating earnings...................... $    14,300 $   (5,487) $   13,411        22,224
                                            =========== ==========  ==========
Adjustments for:
Net investment gains (losses)..............                                              552
Net derivative gains (losses)..............                                          127,162
Other adjustments to net income............                                          (28,906)
Provision for income tax (expense) benefit.                                          (34,583)
                                                                                ------------
   Net income (loss).......................                                     $     86,449
                                                                                ============
Inter-segment revenues..................... $    53,368 $  (38,850) $   (1,221)
Interest revenue........................... $    12,801 $   14,032  $   14,388

                                                                     Corporate
At December 31, 2014                         Annuities     Life       & Other       Total
--------------------                        ----------- ----------  ----------  ------------
                                                             (In thousands)
Total assets............................... $ 7,205,143 $  568,492  $  483,851  $  8,257,486
Separate account assets.................... $ 5,232,156 $       --  $       --  $  5,232,156
Separate account liabilities............... $ 5,232,156 $       --  $       --  $  5,232,156

                                                     Operating Results
                                            ----------------------------------
                                                                     Corporate
Year Ended December 31, 2013                 Annuities     Life       & Other       Total
----------------------------                ----------- ----------  ----------  ------------
                                                             (In thousands)
Pre-tax operating earnings................. $    30,920 $  (18,834) $   19,741  $     31,827
Provision for income tax expense (benefit).      10,797     (6,555)      2,379         6,621
                                            ----------- ----------  ----------  ------------
   Operating earnings...................... $    20,123 $  (12,279) $   17,362        25,206
                                            =========== ==========  ==========
Adjustments for:
Net investment gains (losses)..............                                             (364)
Net derivative gains (losses)..............                                         (165,066)
Other adjustments to net income............                                           51,410
Provision for income tax (expense) benefit.                                           39,907
                                                                                ------------
   Net income (loss).......................                                     $    (48,907)
                                                                                ============
Inter-segment revenues..................... $    66,517 $  (43,053) $   (1,211)
Interest revenue........................... $    10,283 $    9,204  $   19,221

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

2. Segment Information (continued)


  Reconciliation of Company operating revenues to total revenues:

                                           Years Ended December 31,
                                     -----------------------------------
                                        2015        2014         2013
                                     ----------- ----------- -----------
                                                (In thousands)
      Annuities..................... $   139,102 $   188,831 $   174,718
      Life..........................      56,322      59,092      53,127
                                     ----------- ----------- -----------
         Total segment..............     195,424     247,923     227,845
                                     ----------- ----------- -----------
      Corporate & Other.............      16,771      17,128      22,295
      Net investment gains (losses).       4,399         552        (364)
      Net derivative gains (losses).      65,000     127,162    (165,066)
      Other adjustments.............      14,061       9,333       7,662
                                     ----------- ----------- -----------
         Total...................... $   295,655 $   402,098 $    92,372
                                     =========== =========== ===========

  The following table presents total premiums, universal life and investment-type product policy fees and other revenues by major product groups of the Company's segments, as well as Corporate & Other:

                                        Years Ended December 31,
                                   -----------------------------------
                                      2015        2014        2013
                                   ----------- ----------- -----------
                                             (In thousands)
          Annuity products........ $   130,167 $   185,531 $   172,923
          Life insurance products.      43,145      47,800      46,998
                                   ----------- ----------- -----------
             Total................ $   173,312 $   233,331 $   219,921
                                   =========== =========== ===========

  All of the Company's premiums, universal life and investment-type product policy fees and other revenues originated in the U.S.

  Revenues derived from any customer did not exceed 10% of premiums, universal life and investment-type product policy fees and other revenues for the years ended December 31, 2015, 2014 and 2013.

3. Insurance

Insurance Liabilities

  Insurance liabilities, including affiliated insurance liabilities on reinsurance assumed and ceded, are comprised of future policy benefits, policyholder account balances and other policy-related balances. Information regarding insurance liabilities by segment, as well as Corporate & Other, was as follows at:

                                           December 31,
                                    ---------------------------
                                        2015          2014
                                    ------------- -------------
                                          (In thousands)
                 Annuities......... $   1,503,640 $   1,494,176
                 Life..............       294,888       258,175
                 Corporate & Other.         6,733         5,212
                                    ------------- -------------
                    Total.......... $   1,805,261 $   1,757,563
                                    ============= =============

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

3. Insurance (continued)


  See Note 5 for discussion of affiliated reinsurance liabilities included in the table above.

  Future policy benefits are measured as follows:

   -------------------------------------------------------------------------
   Product Type:                      Measurement Assumptions:
   -------------------------------------------------------------------------
   Nonparticipating life              Aggregate of the present value of
                                        expected future benefit payments
                                        and related expenses less the
                                        present value of expected future
                                        net premiums. Assumptions as to
                                        mortality and persistency are based
                                        upon the Company's experience when
                                        the basis of the liability is
                                        established. Interest rate
                                        assumptions for the aggregate
                                        future policy benefit liabilities
                                        range from 3% to 5%.
   -------------------------------------------------------------------------
   Traditional fixed annuities after  Present value of expected future
     annuitization                      payments. Interest rate assumptions
                                        used in establishing such
                                        liabilities range from 3% to 6%.
   -------------------------------------------------------------------------

  Policyholder account balances are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 7%, less expenses, mortality charges and withdrawals.

Guarantees

  The Company issues variable annuity products with guaranteed minimum benefits. GMABs, the non-life-contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in policyholder account balances and are further discussed in Note
7. Guarantees accounted for as insurance liabilities include:

-------------------------------------------------------------------------------------------------------
Guarantee:                                                  Measurement Assumptions:
-------------------------------------------------------------------------------------------------------

  GMDBs     . A return of purchase payment upon death     . Present value of expected death benefits
               even if the account value is reduced to       in excess of the projected account
               zero.                                         balance recognizing the excess ratably
            . An enhanced death benefit may be available     over the accumulation period based on the
               for an additional fee.                        present value of total expected
                                                             assessments.
                                                          . Assumptions are consistent with those used
                                                             for amortizing DAC, and are thus subject
                                                             to the same variability and risk.
                                                          . Investment performance and volatility
                                                             assumptions are consistent with the
                                                             historical experience of the appropriate
                                                             underlying equity index, such as the
                                                             Standard & Poor's Ratings Services
                                                             ("S&P") 500 Index.
                                                          . Benefit assumptions are based on the
                                                             average benefits payable over a range of
                                                             scenarios.
-------------------------------------------------------------------------------------------------------

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

3. Insurance (continued)

-------------------------------------------------------------------------------------------------------
Guarantee:                                                  Measurement Assumptions:
-------------------------------------------------------------------------------------------------------

  GMIBs     . After a specified period of time            . Present value of expected income benefits
               determined at the time of issuance of the     in excess of the projected account
               variable annuity contract, a minimum          balance at any future date of
               accumulation of purchase payments, even       annuitization and recognizing the excess
               if the account value is reduced to zero,      ratably over the accumulation period
               that can be annuitized to receive a           based on present value of total expected
               monthly income stream that is not less        assessments.
               than a specified amount.                   . Assumptions are consistent with those used
            . Certain contracts also provide for a           for estimating GMDB liabilities.
               guaranteed lump sum return of purchase     . Calculation incorporates an assumption for
               premium in lieu of the annuitization          the percentage of the potential
               benefit.                                      annuitizations that may be elected by the
                                                             contractholder.
-------------------------------------------------------------------------------------------------------

  GMWBs     . A return of purchase payment via partial    . Expected value of the life contingent
               withdrawals, even if the account value is     payments and expected assessments using
               reduced to zero, provided that cumulative     assumptions consistent with those used
               withdrawals in a contract year do not         for estimating the GMDB liabilities.
               exceed a certain limit.
            . Certain contracts include guaranteed
               withdrawals that are life contingent.
-------------------------------------------------------------------------------------------------------

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

3. Insurance (continued)


  Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity contracts was as follows:

                                       Annuity Contracts
                                     ----------------------
                                       GMDBs       GMIBs       Total
                                     ---------  ----------- -----------
                                               (In thousands)
       Direct
       Balance at January 1, 2013... $   3,053  $    70,964 $    74,017
       Incurred guaranteed benefits.     1,841        6,547       8,388
       Paid guaranteed benefits.....      (119)          --        (119)
                                     ---------  ----------- -----------
       Balance at December 31, 2013.     4,775       77,511      82,286
       Incurred guaranteed benefits.     2,397       19,215      21,612
       Paid guaranteed benefits.....       (20)          --         (20)
                                     ---------  ----------- -----------
       Balance at December 31, 2014.     7,152       96,726     103,878
       Incurred guaranteed benefits.     1,175       20,004      21,179
       Paid guaranteed benefits.....      (238)          --        (238)
                                     ---------  ----------- -----------
       Balance at December 31, 2015. $   8,089  $   116,730 $   124,819
                                     =========  =========== ===========
       Ceded
       Balance at January 1, 2013... $   3,053  $    24,233 $    27,286
       Incurred guaranteed benefits.     1,841        2,293       4,134
       Paid guaranteed benefits.....      (119)          --        (119)
                                     ---------  ----------- -----------
       Balance at December 31, 2013.     4,775       26,526      31,301
       Incurred guaranteed benefits.     2,397        5,961       8,358
       Paid guaranteed benefits.....       (20)          --         (20)
                                     ---------  ----------- -----------
       Balance at December 31, 2014.     7,152       32,487      39,639
       Incurred guaranteed benefits.     1,664        7,433       9,097
       Paid guaranteed benefits.....      (238)          --        (238)
                                     ---------  ----------- -----------
       Balance at December 31, 2015. $   8,578  $    39,920 $    48,498
                                     =========  =========== ===========
       Net
       Balance at January 1, 2013... $      --  $    46,731 $    46,731
       Incurred guaranteed benefits.        --        4,254       4,254
       Paid guaranteed benefits.....        --           --          --
                                     ---------  ----------- -----------
       Balance at December 31, 2013.        --       50,985      50,985
       Incurred guaranteed benefits.        --       13,254      13,254
       Paid guaranteed benefits.....        --           --          --
                                     ---------  ----------- -----------
       Balance at December 31, 2014.        --       64,239      64,239
       Incurred guaranteed benefits.      (489)      12,571      12,082
       Paid guaranteed benefits.....        --           --          --
                                     ---------  ----------- -----------
       Balance at December 31, 2015. $    (489) $    76,810 $    76,321
                                     =========  =========== ===========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

3. Insurance (continued)


  Information regarding the Company's guarantee exposure was as follows at:

                                                                      December 31,
                                         -------------------------------------------------------------------
                                                        2015                                2014
-                                        ------------------------------     --------------------------------
                                              In the             At              In the
                                          Event of Death    Annuitization    Event of Death   At Annuitization
                                         --------------    -------------    --------------    ----------------
                                                                     (In thousands)
Annuity Contracts (1), (2)
Variable Annuity Guarantees
Total account value (3).................  $  4,795,645     $  4,030,025      $  5,236,031       $  4,411,996
Separate account value..................  $  4,787,624     $  4,027,392      $  5,227,501       $  4,409,392
Net amount at risk......................  $    127,244 (4) $    152,482 (5)  $     15,690 (4)   $     88,899 (5)
Average attained age of contractholders.      65 years         65 years          65 years           64 years

--------

(1)The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2)Includes direct business, but excludes offsets from hedging or reinsurance, if any. See Note 5 for a discussion of certain living and death benefit guarantees which have been reinsured. Therefore, the NARs presented reflect the economic exposures of living and death benefit guarantees associated with variable annuities, but not necessarily their impact on the Company.

(3)Includes the contractholder's investments in the general account and separate account, if applicable.

(4)Defined as the death benefit less the total account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

(5)Defined as the amount (if any) that would be required to be added to the total account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that allow annuitization of the guaranteed amount only after the 10th anniversary of the contract, which not all contractholders have achieved.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

3. Insurance (continued)


  Account balances of contracts with guarantees were invested in separate account asset classes as follows at:

                                          December 31,
                                   ---------------------------
                                       2015          2014
                                   ------------- -------------
                                         (In thousands)
                  Fund Groupings:
                   Balanced....... $   2,967,098 $   3,265,097
                   Equity.........     1,453,921     1,565,043
                   Bond...........       316,704       344,074
                   Money Market...        51,416        54,941
                                   ------------- -------------
                     Total........ $   4,789,139 $   5,229,155
                                   ============= =============

Separate Accounts

  Separate account assets and liabilities consist of pass-through separate accounts totaling $4.8 billion and $5.2 billion at December 31, 2015 and 2014, respectively, for which the policyholder assumes all investment risk.

  For the years ended December 31, 2015, 2014 and 2013, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

4. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles

  See Note 1 for a description of capitalized acquisition costs.

Nonparticipating and Non-Dividend-Paying Traditional Contracts

  The Company amortizes DAC and VOBA related to these contracts (term insurance) over the appropriate premium paying period in proportion to the actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

Fixed and Variable Deferred Annuity Contracts

  The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

4. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles (continued)

returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

  Separate account rates of return on variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross profits. These assumptions primarily relate to investment returns, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

  Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross profits originating from transactions other than investment

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

4. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles (continued)

gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

  Information regarding DAC and VOBA was as follows:

                                                                       Years Ended December 31,
                                                                  ----------------------------------
                                                                     2015        2014        2013
                                                                  ----------  ----------  ----------
                                                                            (In thousands)
DAC
Balance at January 1,............................................ $  204,321  $  254,958  $  157,119
Capitalizations..................................................      4,768      14,009      34,242
Amortization related to:
 Net investment gains (losses) and net derivative gains (losses).    (16,372)    (20,279)     47,833
 Other expenses..................................................    (87,443)    (48,467)    (23,949)
                                                                  ----------  ----------  ----------
   Total amortization (1)........................................   (103,815)    (68,746)     23,884
                                                                  ----------  ----------  ----------
Unrealized investment gains (losses).............................      2,200      (2,200)      1,000
Other (2)........................................................         --       6,300      38,713
                                                                  ----------  ----------  ----------
Balance at December 31,..........................................    107,474     204,321     254,958
                                                                  ----------  ----------  ----------
VOBA
Balance at January 1,............................................         51          76         107
Amortization related to:
 Net investment gains (losses) and net derivative gains (losses).          5          --          --
 Other expenses..................................................        (16)        (25)        (31)
                                                                  ----------  ----------  ----------
   Total amortization (1)........................................        (11)        (25)        (31)
                                                                  ----------  ----------  ----------
Balance at December 31,..........................................         40          51          76
                                                                  ----------  ----------  ----------
Total DAC and VOBA
Balance at December 31,.......................................... $  107,514  $  204,372  $  255,034
                                                                  ==========  ==========  ==========

--------

(1)See Note 5 for additional information on affiliated amortization of DAC and VOBA.

(2)The year ended December 31, 2013 includes $38.7 million that was reclassified to DAC from premiums, reinsurance and other receivables. The amounts reclassified related to an affiliated reinsurance agreement accounted for using the deposit method of accounting and represented the DAC amortization on the expense allowances ceded on the agreement from inception. These amounts were previously included in the calculated value of the deposit receivable on this agreement and recorded within premiums, reinsurance and other receivables.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

4. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles (continued)


  Information regarding total DAC and VOBA by segment, as well as Corporate & Other, was as follows at:

                                           December 31,
                                         -----------------
                                           2015     2014
                                         -------- --------
                                          (In thousands)
                      Annuities......... $ 80,686 $111,090
                      Life..............   26,591   92,592
                      Corporate & Other.      237      690
                                         -------- --------
                         Total.......... $107,514 $204,372
                                         ======== ========

  Information regarding other intangibles was as follows:

                                               Years Ended December 31,
                                           -------------------------------
                                              2015       2014       2013
                                           ---------  ---------  ---------
                                                    (In thousands)
     DSI
     Balance at January 1,................ $  41,176  $  50,425  $  52,048
     Capitalization.......................       452        542        969
     Amortization.........................    (5,014)    (9,191)    (2,592)
     Unrealized investment gains (losses).       500       (600)        --
                                           ---------  ---------  ---------
     Balance at December 31,.............. $  37,114  $  41,176  $  50,425
                                           =========  =========  =========
     VODA
     Balance at January 1,................ $  12,616  $  13,975  $  15,226
     Amortization.........................    (1,394)    (1,359)    (1,251)
                                           ---------  ---------  ---------
     Balance at December 31,.............. $  11,222  $  12,616  $  13,975
                                           =========  =========  =========
     Accumulated amortization............. $   8,292  $   6,898  $   5,539
                                           =========  =========  =========

  The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

                                          VOBA        VODA
                                       ----------- ----------
                                           (In thousands)
                  2016................ $        25 $    1,360
                  2017................ $         8 $    1,283
                  2018................ $         4 $    1,184
                  2019................ $         3 $    1,073
                  2020................ $        -- $      956

5. Reinsurance

  The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products. The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

5. Reinsurance (continued)


  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 6.

Annuities

  The Company currently reinsures 100% of the living and death benefit guarantees issued in connection with certain variable annuities to an affiliate. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 100% of certain variable annuity risks to an affiliate. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the affiliate. The Company also reinsures 90% of its fixed annuities to an affiliate.

Life

  For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. The Company currently retains up to $100,000 per life and reinsures 100% of amounts in excess of the amount the Company retains. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company also reinsures portions of certain level premium term policies to an affiliate. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

Catastrophe Coverage

  The Company has exposure to catastrophes, which could contribute to significant fluctuations on the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

Reinsurance Recoverables

  The Company reinsures its business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2015 and 2014, were not significant.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

5. Reinsurance (continued)


  The Company has secured certain reinsurance recoverable balances with irrevocable letters of credit. The Company had $11.4 million and $12.8 million of unsecured unaffiliated reinsurance recoverable balances at December 31, 2015 and 2014, respectively.

  At December 31, 2015, the Company had $11.5 million of net unaffiliated ceded reinsurance recoverables. Of this total, $10.1 million, or 88%, were with the Company's five largest unaffiliated ceded reinsurers, all of which were unsecured. At December 31, 2014, the Company had $12.8 million of net unaffiliated ceded reinsurance recoverables. Of this total, $11.5 million, or 90%, were with the Company's five largest unaffiliated ceded reinsurers, all of which were unsecured.

  The amounts on the statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                          Years Ended December 31,
                                                                     ----------------------------------
                                                                        2015        2014        2013
                                                                     ----------  ----------  ----------
                                                                               (In thousands)
Premiums
Direct premiums..................................................... $  122,110  $  133,129  $  115,441
Reinsurance ceded...................................................    (50,238)    (51,647)    (53,735)
                                                                     ----------  ----------  ----------
   Net premiums..................................................... $   71,872  $   81,482  $   61,706
                                                                     ==========  ==========  ==========
Universal life and investment-type product policy fees
Direct universal life and investment-type product policy fees....... $  114,850  $  119,690  $  112,985
Reinsurance ceded...................................................     (3,945)    (15,146)    (16,092)
                                                                     ----------  ----------  ----------
   Net universal life and investment-type product policy fees....... $  110,905  $  104,544  $   96,893
                                                                     ==========  ==========  ==========
Other revenues
Direct other revenues............................................... $   12,754  $   11,422  $   10,589
Reinsurance ceded...................................................    (22,219)     35,883      50,733
                                                                     ----------  ----------  ----------
   Net other revenues............................................... $   (9,465) $   47,305  $   61,322
                                                                     ==========  ==========  ==========
Policyholder benefits and claims
Direct policyholder benefits and claims............................. $  138,574  $  129,663  $  107,930
Reinsurance ceded...................................................    (89,174)    (52,758)    (46,799)
                                                                     ----------  ----------  ----------
   Net policyholder benefits and claims............................. $   49,400  $   76,905  $   61,131
                                                                     ==========  ==========  ==========
Amortization of deferred policy acquisition costs and value of business acquired
Direct amortization of deferred policy acquisition costs and value
  of business acquired.............................................. $  104,028  $   69,991  $  (23,746)
Reinsurance ceded...................................................       (202)     (1,220)       (107)
                                                                     ----------  ----------  ----------
   Net amortization of deferred policy acquisition costs and value
     of business acquired........................................... $  103,826  $   68,771  $  (23,853)
                                                                     ==========  ==========  ==========
Other expenses
Direct other expenses............................................... $   63,100  $   77,209  $   76,309
Reinsurance ceded...................................................      2,113       2,358       3,539
                                                                     ----------  ----------  ----------
   Net other expenses............................................... $   65,213  $   79,567  $   79,848
                                                                     ==========  ==========  ==========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

5. Reinsurance (continued)


  The amounts on the balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                             December 31,
                              ---------------------------------------------------------------------------
                                              2015                                  2014
                              ------------------------------------- -------------------------------------
                                                          Total                                 Total
                                                         Balance                               Balance
                                Direct       Ceded        Sheet       Direct       Ceded        Sheet
                              ---------- ------------  ------------ ---------- ------------  ------------
                                                            (In thousands)
Assets
Premiums, reinsurance and
 other receivables........... $   13,487 $  1,526,314  $  1,539,801 $    8,002 $  1,465,760  $  1,473,762
Deferred policy acquisition
 costs and value of business
 acquired....................    134,005      (26,491)      107,514    227,767      (23,395)      204,372
                              ---------- ------------  ------------ ---------- ------------  ------------
Total assets................. $  147,492 $  1,499,823  $  1,647,315 $  235,769 $  1,442,365  $  1,678,134
                              ========== ============  ============ ========== ============  ============
Liabilities
Other policy-related
 balances.................... $    9,583 $     (1,023) $      8,560 $   14,816 $      1,496  $     16,312
Other liabilities............     14,335      432,302       446,637     11,177      422,995       434,172
                              ---------- ------------  ------------ ---------- ------------  ------------
Total liabilities............ $   23,918 $    431,279  $    455,197 $   25,993 $    424,491  $    450,484
                              ========== ============  ============ ========== ============  ============

  Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. Deposit assets and deposit liabilities, if any, are the result of affiliated reinsurance transactions. See "--Related Party Reinsurance Transactions."

Related Party Reinsurance Transactions

  The Company has reinsurance agreements with certain MetLife subsidiaries, including MLIC, MetLife Insurance Company USA ("MetLife USA") and MetLife Reinsurance Company of Vermont, all of which are related parties.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

5. Reinsurance (continued)


  Information regarding the significant effects of affiliated reinsurance included on the statements of operations was as follows:

                                                                    Years Ended December 31,
                                                                -------------------------------
                                                                   2015       2014       2013
                                                                ---------  ---------  ---------
                                                                         (In thousands)
Premiums
Reinsurance ceded.............................................. $ (37,119) $ (39,455) $ (43,319)
Universal life and investment-type product policy fees
Reinsurance ceded.............................................. $  (3,784) $ (15,008) $ (15,973)
Other revenues
Reinsurance ceded.............................................. $ (22,212) $  35,881  $  50,740
Policyholder benefits and claims
Reinsurance ceded.............................................. $ (76,410) $ (48,882) $ (38,671)
Amortization of deferred policy acquisition costs and value of business acquired
Reinsurance ceded.............................................. $    (172) $  (1,101) $     (65)
Other expenses
Reinsurance ceded.............................................. $   2,060  $   2,290  $   3,527

  Information regarding the significant effects of ceded affiliated reinsurance included on the balance sheets was as follows at:

                                                                         December 31,
                                                                  --------------------------
                                                                      2015          2014
                                                                  ------------  ------------
                                                                        (In thousands)
Assets
Premiums, reinsurance and other receivables...................... $  1,513,398  $  1,451,543
Deferred policy acquisition costs and value of business acquired.      (26,429)      (23,326)
                                                                  ------------  ------------
   Total assets.................................................. $  1,486,969  $  1,428,217
                                                                  ============  ============
Liabilities
Other policy-related balances.................................... $     (1,023) $      1,496
Other liabilities................................................      430,846       421,622
                                                                  ------------  ------------
   Total liabilities............................................. $    429,823  $    423,118
                                                                  ============  ============

  The Company ceded risks to an affiliate related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $185.0 million and $170.4 million at December 31, 2015 and 2014, respectively. Net derivative gains (losses) associated with the embedded derivatives were $12.5 million, $88.4 million and ($264.2) million for the years ended December 31, 2015, 2014 and 2013, respectively.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

5. Reinsurance (continued)


  In November 2014, the Company partially recaptured risks related to guaranteed minimum benefit guarantees on certain variable annuities previously ceded to an affiliated reinsurer. As a result of this recapture, the significant effects to the Company at December 31, 2014, were increases in cash and cash equivalents of $61.3 million and a decrease to premiums, reinsurance and other receivables of $57.3 million. Also, there was an increase in other revenues of $4.0 million for the year ended December 31, 2014.

  In November 2014, the Company entered into an agreement to cede 100% of certain variable annuities including guaranteed minimum benefit guarantees on a modified coinsurance basis to MLIC. As a result of this reinsurance agreement, the significant effects to the Company were increases in premiums, reinsurance and other receivables of $41.8 million and in other liabilities of $282.3 million at December 31, 2014. The Company received a one-time cash payment of cash and cash equivalents from MLIC of $211.5 million at December 31, 2014. Certain contractual features of this agreement qualify as embedded derivatives, which are separately accounted for at estimated fair value on the Company's balance sheets. The embedded derivatives associated with this cession are included within premiums, reinsurance and other receivables and were assets of $121.9 million and $67.8 million at December 31, 2015 and 2014, respectively. Net derivative gains (losses) associated with the embedded derivatives were $54.1 million and $38.1 million for the years ended December 31, 2015 and 2014, respectively.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $1.2 billion of unsecured affiliated reinsurance recoverable balances at both December 31, 2015 and 2014.

  Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $1.0 billion at both December 31, 2015 and 2014. There were no deposit liabilities on affiliated reinsurance at both December 31, 2015 and 2014.

6. Investments

  See Note 8 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

6. Investments (continued)


  The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity AFS

 Fixed Maturity AFS by Sector

  The following table presents the fixed maturity securities AFS by sector. Included within fixed maturity securities are structured securities including commercial mortgage-backed securities ("CMBS"), residential mortgage-backed securities ("RMBS") and ABS.

                                           December 31, 2015                                 December 31, 2014
                           ------------------------------------------------- -------------------------------------------------
                                           Gross Unrealized                                  Gross Unrealized
                                       -------------------------  Estimated              -------------------------  Estimated
                            Amortized           Temporary  OTTI     Fair      Amortized           Temporary  OTTI     Fair
                              Cost      Gains    Losses   Losses    Value       Cost      Gains    Losses   Losses    Value
                           ----------- -------- --------- ------ ----------- ----------- -------- --------- ------ -----------
                                                                     (In thousands)
Fixed maturity securities
U.S. corporate............ $   553,881 $ 15,607 $ 17,554  $  --  $   551,934 $   506,010 $ 28,337  $ 1,292  $  --  $   533,055
CMBS......................     131,662    1,450    1,003     --      132,109     111,230    3,360      110     --      114,480
Foreign corporate.........     122,578    2,335    8,463     --      116,450     125,579    4,586    1,756     --      128,409
U.S. Treasury and agency..     105,700   10,549    1,291     --      114,958     104,153   20,343       --     --      124,496
RMBS......................     103,898    1,461      884     --      104,475     163,419    4,476      214     --      167,681
State and political
 subdivision..............      41,557    3,995      404     --       45,148      38,362    5,891      305     --       43,948
ABS.......................      17,930      242      208     --       17,964      13,947      394       14     --       14,327
Foreign government........       3,977      327      127     --        4,177       4,381      439       54     --        4,766
                           ----------- -------- --------  -----  ----------- ----------- --------  -------  -----  -----------
  Total fixed maturity
   securities............. $ 1,081,183 $ 35,966 $ 29,934  $  --  $ 1,087,215 $ 1,067,081 $ 67,826  $ 3,745  $  --  $ 1,131,162
                           =========== ======== ========  =====  =========== =========== ========  =======  =====  ===========

   The Company did not hold non-income producing fixed maturity securities at December 31, 2015. The Company held non-income producing fixed maturity securities with an estimated fair value of $74 thousand with unrealized gains (losses) of $74 thousand at December 31, 2014.

 Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

   Amortization of premium and accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

6. Investments (continued)


 Maturities of Fixed Maturity Securities

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at December 31, 2015:

                                                 Due After
                                   Due After One Five Years                      Total Fixed
                       Due in One  Year Through   Through   Due After Structured  Maturity
                      Year or Less  Five Years   Ten Years  Ten Years Securities Securities
                      ------------ ------------- ---------- --------- ---------- -----------
                                                  (In thousands)
Amortized cost.......   $35,488      $167,606     $260,388  $364,211   $253,490  $1,081,183
Estimated fair value.   $36,061      $178,734     $254,451  $363,421   $254,548  $1,087,215

  Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. Structured securities (CMBS, RMBS and ABS) are shown separately, as they are not due at a single maturity.

 Continuous Gross Unrealized Losses for Fixed Maturity Securities AFS by Sector

   The following table presents the estimated fair value and gross unrealized losses of fixed maturity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position.

                                               December 31, 2015                           December 31, 2014
                                  ------------------------------------------- -------------------------------------------
                                                         Equal to or Greater                         Equal to or Greater
                                   Less than 12 Months     than 12 Months      Less than 12 Months     than 12 Months
                                  --------------------- --------------------- --------------------- ---------------------
                                  Estimated    Gross                 Gross                 Gross                 Gross
                                    Fair     Unrealized Estimated  Unrealized Estimated  Unrealized Estimated  Unrealized
                                    Value      Losses   Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
                                  ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                        (In thousands, except number of securities)
Fixed maturity securities
U.S. corporate................... $  257,983 $  15,821  $  14,836   $  1,733  $   53,778  $  1,049  $  11,986   $    243
CMBS.............................     67,578     1,003         --         --       1,114         1      5,952        109
Foreign corporate................     48,866     4,584     22,448      3,879      48,186     1,469      4,705        287
U.S. Treasury and agency.........     34,465     1,291         --         --          --        --         --         --
RMBS.............................     30,330       641      3,396        243          --        --      5,043        214
State and political subdivision..      3,955        69      4,665        335          --        --      7,695        305
ABS..............................      8,690       208         --         --       1,953        14         --         --
Foreign government...............        854       127         --         --          --        --        927         54
                                  ---------- ---------  ---------   --------  ----------  --------  ---------   --------
 Total fixed maturity
   securities.................... $  452,721 $  23,744  $  45,345   $  6,190  $  105,031  $  2,533  $  36,308   $  1,212
                                  ========== =========  =========   ========  ==========  ========  =========   ========
Total number of securities in an
  unrealized loss position.......        160                   19                     46                   14
                                  ==========            =========             ==========            =========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

6. Investments (continued)


Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

  Evaluation and Measurement Methodologies

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below amortized cost; (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; (viii) the potential for impairments due to weakening of foreign currencies on non-functional currency denominated fixed maturity securities that are near maturity; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

.. The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

.. When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

.. Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

6. Investments (continued)


.. When determining the amount of the credit loss for U.S. and foreign corporate securities, state and political subdivision securities and foreign government securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

    The amortized cost of fixed maturity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  Current Period Evaluation

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company concluded that these securities were not other-than-temporarily impaired at December 31, 2015. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased $26.2 million during the year ended December 31, 2015 to $29.9 million. The increase in gross unrealized losses for the year ended December 31, 2015, was primarily attributable to widening credit spreads, an increase in interest rates and, to a lesser extent, the impact of weakening foreign currencies on non-functional currency denominated fixed maturity securities.

    At December 31, 2015, there were no gross unrealized losses from fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

6. Investments (continued)


Mortgage Loans

 Mortgage Loans by Portfolio Segment

   Mortgage loans are summarized as follows at:

                                                     December 31,
                                  --------------------------------------------------
                                            2015                      2014
                                  ------------------------  ------------------------
                                     Carrying                  Carrying
                                      Value      % of Total     Value      % of Total
                                  -------------- ---------- -------------- ----------
                                  (In thousands)            (In thousands)
Mortgage loans
 Commercial......................   $  120,946       85.6%    $  110,065       91.7%
 Agricultural....................       20,972       14.8         10,466        8.7
                                    ----------    -------     ----------    -------
   Subtotal......................      141,918      100.4        120,531      100.4
 Valuation allowances............         (640)      (0.4)          (512)      (0.4)
                                    ----------    -------     ----------    -------
     Total mortgage loans, net...   $  141,278      100.0%    $  120,019      100.0%
                                    ==========    =======     ==========    =======

   The Company purchases unaffiliated mortgage loans under a master participation agreement from an affiliate, simultaneously with the affiliate's origination or acquisition of mortgage loans. The aggregate amount of unaffiliated mortgage loan participation interests purchased by the Company from an affiliate during the years ended December 31, 2015, 2014 and 2013 were $45 million, $10 million and $16 million, respectively. In connection with the mortgage loan participations, the affiliate collected mortgage loan principal and interest payments on the Company's behalf and the affiliate remitted such payments to the Company in the amount of $30 million, $15 million and $14 million during the years ended December 31, 2015, 2014 and 2013, respectively.

 Mortgage Loans, Valuation Allowance and Impaired Loans by Portfolio Segment

   At both December 31, 2015 and 2014, the Company had no impaired mortgage loans, all mortgage loans were evaluated collectively for credit losses and the valuation allowances were maintained primarily for commercial mortgage loans.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

6. Investments (continued)


 Valuation Allowance Rollforward by Portfolio Segment

   The changes in the valuation allowance, by portfolio segment, were as follows:

                                      Commercial  Agricultural   Total
                                      ---------- -------------- --------
                                                 (In thousands)
        Balance at January 1, 2013...  $    446     $    33     $    479
        Provision (release)..........         4          --            4
                                       --------     -------     --------
        Balance at December 31, 2013.       450          33          483
        Provision (release)..........        31          (2)          29
                                       --------     -------     --------
        Balance at December 31, 2014.       481          31          512
        Provision (release)..........        97          31          128
                                       --------     -------     --------
        Balance at December 31, 2015.  $    578     $    62     $    640
                                       ========     =======     ========

  Valuation Allowance Methodology

    Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

  Commercial and Agricultural Mortgage Loan Portfolio Segments

    The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

6. Investments (continued)


    All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

    For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and the values utilized in calculating the ratio are updated annually on a rolling basis, with a portion of the portfolio updated each quarter. In addition, the loan-to-value ratio is routinely updated for all but the lowest risk loans as part of the Company's ongoing review of its commercial mortgage loan portfolio.

    For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

6. Investments (continued)


 Credit Quality of Commercial Mortgage Loans

   The credit quality of commercial mortgage loans was as follows at:

                                         Recorded Investment
                         ---------------------------------------------------
                           Debt Service Coverage Ratios
                         ---------------------------------            % of
                          > 1.20x   1.00x - 1.20x < 1.00x    Total    Total
                         ---------- ------------- -------- ---------- ------
                                        (In thousands)
   December 31, 2015
   Loan-to-value ratios
   Less than 65%........ $  111,988   $  1,861    $  5,670 $  119,519  98.8%
   65% to 75%...........         --         --       1,427      1,427    1.2
                         ----------   --------    -------- ---------- ------
    Total............... $  111,988   $  1,861    $  7,097 $  120,946 100.0%
                         ==========   ========    ======== ========== ======
   December 31, 2014
   Loan-to-value ratios
   Less than 65%........ $   96,759   $  9,892    $  3,414 $  110,065 100.0%
   65% to 75%...........         --         --          --         --     --
                         ----------   --------    -------- ---------- ------
    Total............... $   96,759   $  9,892    $  3,414 $  110,065 100.0%
                         ==========   ========    ======== ========== ======

 Credit Quality of Agricultural Mortgage Loans

   The credit quality of agricultural mortgage loans was as follows at:

                                            December 31,
                             -------------------------------------------
                                     2015                  2014
                             --------------------- ---------------------
                                Recorded    % of      Recorded    % of
                               Investment   Total    Investment   Total
                             -------------- ------ -------------- ------
                             (In thousands)        (In thousands)
       Loan-to-value ratios
       Less than 65%........   $  20,022     95.5%   $  10,466    100.0%
       65% to 75%...........         950       4.5          --        --
                               ---------    ------   ---------    ------
        Total...............   $  20,972    100.0%   $  10,466    100.0%
                               =========    ======   =========    ======

 Past Due and Interest Accrual Status of Mortgage Loans

   The Company has a high quality, well performing mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2015 and 2014. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans - 60 days and agricultural mortgage loans - 90 days. The Company had no mortgage loans past due and no mortgage loans in nonaccrual status at both December 31, 2015 and 2014.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

6. Investments (continued)


 Mortgage Loans Modified in a Troubled Debt Restructuring

   The Company may grant concessions related to borrowers experiencing financial difficulties which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance. There were no mortgage loans modified in a troubled debt restructuring during the years ended December 31, 2015 and 2014.

Cash Equivalents

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $5.2 million and $5.4 million at December 31, 2015 and 2014, respectively.

Net Unrealized Investment Gains (Losses)

  Unrealized investment gains (losses) on fixed maturity securities AFS and the effect on DAC, DSI and future policy benefits, that would result from the realization of the unrealized gains (losses), are included in net unrealized investment gains (losses) in AOCI.

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                Years Ended December 31,
                                             ------------------------------
                                               2015       2014       2013
                                             --------  ---------  ---------
                                                     (In thousands)
   Fixed maturity securities................ $  6,028  $  64,081  $  16,368
   Derivatives..............................    3,189        429       (849)
                                             --------  ---------  ---------
    Subtotal................................    9,217     64,510     15,519
                                             --------  ---------  ---------
   Amounts allocated from:
    DAC and DSI.............................     (900)    (3,600)      (800)
   Deferred income tax benefit (expense)....   (2,911)   (21,319)    (5,152)
                                             --------  ---------  ---------
   Net unrealized investment gains (losses). $  5,406  $  39,591  $   9,567
                                             ========  =========  =========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

6. Investments (continued)


  The changes in net unrealized investment gains (losses) were as follows:

                                                           Years Ended December 31,
                                                       -------------------------------
                                                          2015       2014       2013
                                                       ---------  ---------  ---------
                                                                (In thousands)
Balance at January 1,................................. $  39,591  $   9,567  $  37,108
Unrealized investment gains (losses) during the year..   (55,293)    48,991    (49,122)
Unrealized investment gains (losses) relating to:
 Future policy benefits...............................        --         --      5,752
 DAC and DSI..........................................     2,700     (2,800)     1,000
 Deferred income tax benefit (expense)................    18,408    (16,167)    14,829
                                                       ---------  ---------  ---------
Balance at December 31,............................... $   5,406  $  39,591  $   9,567
                                                       =========  =========  =========
   Change in net unrealized investment gains (losses). $ (34,185) $  30,024  $ (27,541)
                                                       =========  =========  =========

Concentrations of Credit Risk

  There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2015 and 2014.

Invested Assets on Deposit

  Invested assets on deposit are presented below at estimated fair value for fixed maturity securities at:

                                                          December 31,
                                                       -------------------
                                                         2015      2014
                                                       --------- ---------
                                                         (In thousands)
     Invested assets on deposit (regulatory deposits). $   1,534 $   1,589

Variable Interest Entities

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, it would be deemed the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

6. Investments (continued)


 Consolidated VIEs

   There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2015 and 2014.

 Unconsolidated VIEs

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                                December 31,
                                                ---------------------------------------------
                                                         2015                   2014
                                                ---------------------- ----------------------
                                                             Maximum                Maximum
                                                 Carrying   Exposure    Carrying   Exposure
                                                  Amount   to Loss (1)   Amount   to Loss (1)
                                                ---------- ----------- ---------- -----------
                                                               (In thousands)
Fixed maturity securities AFS:
Structured securities (CMBS, RMBS and ABS) (2). $  254,548 $  254,548  $  296,488 $  296,488
Foreign corporate..............................         --         --      11,662     11,662
                                                ---------- ----------  ---------- ----------
 Total......................................... $  254,548 $  254,548  $  308,150 $  308,150
                                                ========== ==========  ========== ==========

--------

(1)The maximum exposure to loss relating to fixed maturity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor in mortgage-backed or asset-backed securities issued by trusts that do not have substantial equity.

Net Investment Income

  The components of net investment income were as follows:

                                                      Years Ended December 31,
                                                    -----------------------------
                                                      2015      2014      2013
                                                    --------- --------- ---------
                                                           (In thousands)
Investment income:
 Fixed maturity securities......................... $  47,069 $  35,301 $  32,865
 Mortgage loans....................................     6,904     6,658     5,994
 Cash, cash equivalents and short-term investments.        38        32        28
 Other.............................................       401       159        95
                                                    --------- --------- ---------
   Subtotal........................................    54,412    42,150    38,982
 Less: Investment expenses.........................     1,468     1,097     1,101
                                                    --------- --------- ---------
   Net investment income........................... $  52,944 $  41,053 $  37,881
                                                    ========= ========= =========

  See "-- Related Party Investment Transactions" for discussion of affiliated investment expenses.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

6. Investments (continued)


Net Investment Gains (Losses)

 Components of Net Investment Gains (Losses)

   The components of net investment gains (losses) were as follows:

                                                                           Years Ended December 31,
                                                                        ------------------------------
                                                                           2015       2014      2013
                                                                        ----------  --------  --------
                                                                                (In thousands)
Fixed maturity securities -- net gains (losses) on sales and disposals. $    4,547  $    599  $   (361)
Mortgage loans.........................................................       (146)      (27)       (4)
Other..................................................................         (2)      (20)        1
                                                                        ----------  --------  --------
 Total net investment gains (losses)................................... $    4,399  $    552  $   (364)
                                                                        ==========  ========  ========

   Gains (losses) from foreign currency transactions included within net investment gains (losses) were $458 thousand, ($12) thousand and ($7) thousand for the years ended December 31, 2015, 2014, and 2013, respectively.

 Sales or Disposals of Fixed Maturity Securities

   Investment gains and losses on sales of securities are determined on a specific identification basis. Proceeds from sales or disposals of fixed maturity securities and the components of fixed maturity securities net investment gains (losses) were as shown in the table below.

                                           Years Ended December 31,
                                     ------------------------------------
                                        2015          2014         2013
                                     ----------  -------------- ---------
                                                 (In thousands)
     Proceeds....................... $  292,993    $  286,258   $  51,479
                                     ==========    ==========   =========
     Gross investment gains......... $    8,204    $    1,633   $     492
                                     ----------    ----------   ---------
     Gross investment losses........     (3,657)       (1,034)       (853)
                                     ----------    ----------   ---------
      Net investment gains (losses). $    4,547    $      599   $    (361)
                                     ==========    ==========   =========

Related Party Investment Transactions

  The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $1.4 million, $1.1 million and $1.1 million for the years ended December 31, 2015, 2014 and 2013, respectively.

  See "-- Mortgage Loans by Portfolio Segment" for discussion of mortgage loan participation agreements with an affiliate.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)


7. Derivatives

Accounting for Derivatives

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 8 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

  Derivatives are financial instruments with values derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The Company primarily uses interest rate and foreign currency swaps.

 Interest Rate Derivatives

   Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in nonqualifying hedging relationships.

 Foreign Currency Exchange Rate Derivatives

   The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets denominated in foreign currencies.

   In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in cash flow and nonqualifying hedging relationships.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

7. Derivatives (continued)


Primary Risks Managed by Derivatives

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                    December 31,
                                                            ---------------------------------------------------------------
                                                                         2015                             2014
                                                            -------------------------------- ------------------------------
                                                                        Estimated Fair Value            Estimated Fair Value
                                                                      ----------------------           --------------------
                                                             Gross                            Gross
                                                            Notional                         Notional
                          Primary Underlying Risk Exposure   Amount    Assets   Liabilities   Amount     Assets  Liabilities
                          --------------------------------  --------- --------  -----------  --------- --------  -----------
                                                                                   (In thousands)
Derivatives Designated as Hedging Instruments
Cash flow hedges:
  Foreign currency swaps. Foreign currency exchange rate... $  32,389 $  3,386    $    --    $  19,694  $  445     $   49
Derivatives Not Designated or Not Qualifying as Hedging
 Instruments
Foreign currency swaps... Foreign currency exchange rate...    14,063    1,595         --       15,370     467        250
                                                            --------- --------    -------    ---------  ------     ------
   Total................................................    $  46,452 $  4,981    $    --    $  35,064  $  912     $  299
                                                            ========= ========    =======    =========  ======     ======

  Based on gross notional amounts, a portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2015 and 2014. The Company's use of derivatives includes
(i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; and (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship. For these nonqualified derivatives, changes in market factors can lead to the recognition of fair value changes on the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

  The components of net derivative gains (losses) were as follows:

                                                                 Years Ended December 31,
                                                         -----------------------------------------
                                                            2015          2014           2013
                                                         ----------- -------------- --------------
                                                                     (In thousands)
Freestanding derivatives and hedging gains (losses) (1). $     1,284  $      2,032  $      (9,734)
Embedded derivatives gains (losses).....................      63,716       125,130       (155,332)
                                                         -----------  ------------  --------------
 Total net derivative gains (losses).................... $    65,000  $    127,162  $    (165,066)
                                                         ===========  ============  ==============

--------

(1)Includes foreign currency transaction gains (losses) on hedged items in cash flow and nonqualifying hedging relationships, which are not presented elsewhere in this note.

  The Company recognized net investment income from settlement payments related to qualifying hedges of $394 thousand, $111 thousand and $95 thousand for the years ended December 31, 2015, 2014 and 2013, respectively.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

7. Derivatives (continued)


  The Company recognized net derivative gains (losses) from settlement payments related to nonqualifying hedges of $215 thousand, $168 thousand and $827 thousand for the years ended December 31, 2015, 2014 and 2013, respectively.

Nonqualifying Derivatives and Derivatives for Purposes Other Than Hedging

  The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                       Net Derivative
                                                       Gains (Losses)
                                                       --------------
                                                       (In thousands)
          Year Ended December 31, 2015
           Interest rate derivatives..................  $        --
           Foreign currency exchange rate derivatives.        1,557
                                                        -----------
             Total....................................  $     1,557
                                                        ===========
          Year Ended December 31, 2014
           Interest rate derivatives..................  $        --
           Foreign currency exchange rate derivatives.        2,172
                                                        -----------
             Total....................................  $     2,172
                                                        ===========
          Year Ended December 31, 2013
           Interest rate derivatives..................  $    (9,190)
           Foreign currency exchange rate derivatives.       (1,551)
                                                        -----------
             Total....................................  $   (10,741)
                                                        ===========

Cash Flow Hedges

  The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets, as cash flow hedges, when they have met the requirements of cash flow hedging.

  In certain instances, the Company discontinues cash flow hedge accounting when the forecasted transactions are no longer probable of occurring. When such forecasted transactions are not probable of occurring within two months of the anticipated date, the Company reclassifies certain amounts from AOCI into net derivative gains (losses). For the years ended December 31, 2015, 2014 and 2013, there were no amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges.

  There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for the years ended December 31, 2015, 2014 and 2013.

  At December 31, 2015 and 2014, the balance in AOCI associated with foreign currency swaps designated and qualifying as cash flow hedges was $3.2 million and $429 thousand, respectively.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

7. Derivatives (continued)


  For the years ended December 31, 2015, 2014 and 2013, $2.8 million, $1.3 million and ($796) thousand of gains (losses), respectively, were deferred in AOCI related to foreign currency swaps. For the years ended December 31, 2015 and 2013, there were no amounts reclassified into net derivative gains (losses). For the year ended December 31, 2014, the amount reclassified to net derivative gains (losses) related to foreign currency swaps was not significant. For each of the years ended December 31, 2015, 2014 and 2013, the amounts the Company recognized in net derivative gains (losses) representing the ineffective portion of all cash flow hedges were not significant.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

  At December 31, 2015, $341 thousand of deferred net gains (losses) on derivatives in AOCI was expected to be reclassified to earnings within the next 12 months.

Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by its counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

  See Note 8 for a description of the impact of credit risk on the valuation of derivatives.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

7. Derivatives (continued)


  The estimated fair values of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral were as follows at:

                                                                                  December 31,
                                                                  --------------------------------------------
                                                                           2015                   2014
Derivatives Subject to a Master Netting Arrangement or a Similar  ----------------------- --------------------
Arrangement                                                         Assets    Liabilities  Assets   Liabilities
----------------------------------------------------------------  ----------  ----------- --------  -----------
                                                                                 (In thousands)
 Gross estimated fair value of derivatives:
  OTC-bilateral (1).............................................. $    5,137   $      --  $    944   $     295
                                                                  ----------   ---------  --------   ---------
    Total gross estimated fair value of derivatives (1)..........      5,137          --       944         295
 Amounts offset on the balance sheets............................         --          --        --          --
                                                                  ----------   ---------  --------   ---------
 Estimated fair value of derivatives presented on the balance
   sheets (1)....................................................      5,137          --       944         295
 Gross amounts not offset on the balance sheets:
 Gross estimated fair value of derivatives: (2)
  OTC-bilateral..................................................         --          --      (196)       (196)
 Cash collateral: (3)
  OTC-bilateral..................................................     (3,300)         --        --          --
 Securities collateral: (4)
  OTC-bilateral..................................................       (560)         --        --          --
                                                                  ----------   ---------  --------   ---------
 Net amount after application of master netting agreements
   and collateral................................................ $    1,277   $      --  $    748   $      99
                                                                  ==========   =========  ========   =========

--------

(1)At December 31, 2015 and 2014, derivative assets included income or expense accruals reported in accrued investment income or in other liabilities of $156 thousand and $32 thousand, respectively, and derivative liabilities included income or expense accruals reported in accrued investment income or in other liabilities of $0 and ($4) thousand, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received is included in cash and cash equivalents or in short-term investments, and the obligation to return it is included in payables for collateral under securities loaned and other transactions on the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At both December 31, 2015 and 2014, the Company did not receive or provide any excess cash collateral.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or re-pledge this collateral, but at December 31, 2015 none of the collateral had been sold or re-pledged. Securities collateral pledged by the Company is reported in fixed maturity securities on the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or re-pledge this collateral. The

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

7. Derivatives (continued)

   amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At both December 31, 2015 and 2014, the Company did not receive or provide excess securities collateral.

  The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the estimated fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include financial strength-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength ratings of the Company and/or the credit ratings of the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's Investors Service and S&P. If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one-notch downgrade in the Company's financial strength rating at the reporting date or if the Company's financial strength rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                                                                    December 31,
                                                                                 -------------------
                                                                                   2015      2014
                                                                                 --------- ---------
                                                                                   (In thousands)
Estimated fair value of derivatives in a net liability position (1)............. $      -- $      99
Estimated Fair Value of Collateral Provided
 Fixed maturity securities...................................................... $      -- $      --
 Cash........................................................................... $      -- $      --
Fair Value of Incremental Collateral Provided Upon..............................
 One-notch downgrade in financial strength rating............................... $      -- $      --
 Downgrade in financial strength rating to a level that triggers full overnight
   collateralization or termination of the derivative position.................. $      -- $      --

--------
(1)After taking into consideration the existence of netting agreements.

Embedded Derivatives

  The Company issues certain products that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; and affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

7. Derivatives (continued)


  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                       December 31,
                                                                  ----------------------
                                     Balance Sheet Location          2015        2014
                                 -------------------------------- ----------  ----------
                                                                      (In thousands)
Net embedded derivatives within
  asset host contracts:
 Ceded guaranteed minimum        Premiums, reinsurance and other
   benefits..................... receivables                      $  306,863  $  238,244
Net embedded derivatives within
  liability host contracts:
 Direct guaranteed minimum
   benefits..................... Policyholder account balances    $  (53,518) $  (81,416)

  The following table presents changes in estimated fair value related to embedded derivatives:

                                               Years Ended December 31,
                                         -------------------------------------
                                           2015         2014          2013
                                         --------- -------------- ------------
                                                   (In thousands)
 Net derivative gains (losses) (1), (2). $  63,716   $  125,130   $  (155,332)

--------

(1)The valuation of direct guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were $1.4 million, $578 thousand and ($1.4) million for the years ended December 31, 2015, 2014 and 2013, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were ($2.6) million, ($5.8) million and $10.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

(2)See Note 5 for discussion of affiliated net derivative gains (losses).

8. Fair Value

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)

value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                Level 1  Unadjusted quoted prices in active
                         markets for identical assets or
                         liabilities. The Company defines
                         active markets based on average
                         trading volume for equity securities.
                         The size of the bid/ask spread is
                         used as an indicator of market
                         activity for fixed maturity
                         securities.

                Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                Level 3  Unobservable inputs that are
                         supported by little or no market
                         activity and are significant to the
                         determination of estimated fair value
                         of the assets or liabilities.
                         Unobservable inputs reflect the
                         reporting entity's own assumptions
                         about the assumptions that market
                         participants would use in pricing the
                         asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)


Recurring Fair Value Measurements

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below.

                                                                December 31, 2015
                                                -------------------------------------------------
                                                       Fair Value Hierarchy
                                                ---------------------------------
                                                                                   Total Estimated
                                                 Level 1    Level 2      Level 3     Fair Value
                                                --------- ------------ ----------  ---------------
                                                                  (In thousands)
Assets
Fixed maturity securities:
 U.S. corporate................................ $      -- $    522,888 $   29,046   $    551,934
 CMBS..........................................        --      126,894      5,215        132,109
 Foreign corporate.............................        --       90,307     26,143        116,450
 U.S. Treasury and agency......................    65,364       49,594         --        114,958
 RMBS..........................................        --       95,828      8,647        104,475
 State and political subdivision...............        --       45,148         --         45,148
 ABS...........................................        --       17,964         --         17,964
 Foreign government............................        --        4,177         --          4,177
                                                --------- ------------ ----------   ------------
   Total fixed maturity securities.............    65,364      952,800     69,051      1,087,215
                                                --------- ------------ ----------   ------------
Short-term investments.........................       500       17,984         --         18,484
Derivative assets: (1)
 Foreign currency exchange rate................        --        4,981         --          4,981
Net embedded derivatives within asset host
  contracts (2)................................        --           --    306,863        306,863
Separate account assets (3)....................        --    4,792,140         --      4,792,140
                                                --------- ------------ ----------   ------------
       Total assets............................ $  65,864 $  5,767,905 $  375,914   $  6,209,683
                                                ========= ============ ==========   ============
Liabilities
Derivative liabilities: (1)
 Foreign currency exchange rate................ $      -- $         -- $       --   $         --
Net embedded derivatives within liability host
  contracts (2)................................        --           --    (53,518)       (53,518)
                                                --------- ------------ ----------   ------------
       Total liabilities....................... $      -- $         -- $  (53,518)  $    (53,518)
                                                ========= ============ ==========   ============

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)


                                                                December 31, 2014
                                                -------------------------------------------------
                                                       Fair Value Hierarchy
                                                ---------------------------------
                                                                                   Total Estimated
                                                 Level 1    Level 2      Level 3     Fair Value
                                                --------- ------------ ----------  ---------------
                                                                  (In thousands)
Assets
Fixed maturity securities:
 U.S. corporate................................ $      -- $    518,973 $   14,082   $    533,055
 CMBS..........................................        --      109,265      5,215        114,480
 Foreign corporate.............................        --      112,513     15,896        128,409
 U.S. Treasury and agency......................    72,542       51,954         --        124,496
 RMBS..........................................        --      167,681         --        167,681
 State and political subdivision...............        --       43,948         --         43,948
 ABS...........................................        --       14,327         --         14,327
 Foreign government............................        --        4,766         --          4,766
                                                --------- ------------ ----------   ------------
   Total fixed maturity securities.............    72,542    1,023,427     35,193      1,131,162
                                                --------- ------------ ----------   ------------
Short-term investments.........................       500       11,596         --         12,096
Derivative assets: (1)
 Foreign currency exchange rate................        --          912         --            912
Net embedded derivatives within asset host
  contracts (2)................................        --           --    238,244        238,244
Separate account assets (3)....................        --    5,232,156         --      5,232,156
                                                --------- ------------ ----------   ------------
       Total assets............................ $  73,042 $  6,268,091 $  273,437   $  6,614,570
                                                ========= ============ ==========   ============
Liabilities
Derivative liabilities: (1)
 Foreign currency exchange rate................ $      -- $        299 $       --   $        299
Net embedded derivatives within liability host
  contracts (2)................................        --           --    (81,416)       (81,416)
                                                --------- ------------ ----------   ------------
        Total liabilities...................... $      -- $        299 $  (81,416)  $    (81,117)
                                                ========= ============ ==========   ============

--------

(1)Derivative assets are presented within other invested assets on the balance sheets and derivative liabilities are presented within other liabilities on the balance sheets. The amounts are presented gross in the tables above to reflect the presentation on the balance sheets.

(2)Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables on the balance sheets. Net embedded derivatives within liability host contracts are presented within policyholder account balances on the balance sheets.

(3)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)


  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 Investments

  Valuation Controls and Procedures

    On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife Inc.'s Board of Directors regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. Independent non-binding broker quotations were not utilized at December 31, 2015.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)


  Securities and Short-term Investments

    When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

    The valuation of all instruments listed below is determined using independent pricing sources, matrix pricing, discounted cash flow methodologies or other similar techniques that use either observable market inputs or unobservable inputs.

Instrument                  Level 2                                 Level 3
                       Observable Inputs                      Unobservable Inputs
--------------------------------------------------------------------------------------------
Fixed Maturity Securities
--------------------------------------------------------------------------------------------
 U.S. corporate and Foreign corporate securities
--------------------------------------------------------------------------------------------
             Valuation Techniques: Principally the   Valuation Techniques: Principally the
              market and income approaches.           market approach.
             Key Inputs:                             Key Inputs:
             . quoted prices in markets that are     . illiquidity premium
                not active                           . delta spread adjustments to reflect
             . benchmark yields; spreads off            specific credit-related issues
                benchmark yields; new issuances;     . credit spreads
                issuer rating                        . quoted prices in markets that are
             . trades of identical or comparable        not active for identical or
                securities; duration                    similar securities that are less
             . Privately-placed securities are          liquid and based on lower levels
                valued using the additional key         of trading activity than
                inputs:                                 securities classified in Level 2
                . market yield curve; call
                   provisions
                . observable prices and spreads
                   for similar public or private
                   securities that incorporate the
                   credit quality and industry
                   sector of the issuer
                . delta spread adjustments to
                   reflect specific credit-related
                   issues
--------------------------------------------------------------------------------------------

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)

Instrument                  Level 2                                 Level 3
                       Observable Inputs                      Unobservable Inputs
--------------------------------------------------------------------------------------------
 U.S. Treasury and agency, State and political subdivision and Foreign government securities
--------------------------------------------------------------------------------------------
             Valuation Techniques: Principally the   . N/A
              market approach.
             Key Inputs:
             . quoted prices in markets that are
                not active
             . benchmark U.S. Treasury yield or
                other yields
             . the spread off the U.S. Treasury
                yield curve for the identical
                security
             . issuer ratings and issuer spreads;
                broker-dealer quotes
             . comparable securities that are
                actively traded
--------------------------------------------------------------------------------------------
 Structured securities comprised of CMBS, RMBS and ABS
--------------------------------------------------------------------------------------------
             Valuation Techniques: Principally the   Valuation Techniques: Principally the
              market and income approaches.           market and income approaches.
             Key Inputs:                             Key Inputs:
             . quoted prices in markets that are     . credit spreads
                not active                           . quoted prices in markets that are
             . spreads for actively traded              not active for identical or
                securities; spreads off benchmark       similar securities that are less
                yields                                  liquid and based on lower levels
             . expected prepayment speeds and           of trading activity than
                volumes                                 securities classified in Level 2
             . current and forecasted loss
                severity; ratings; geographic
                region
             . weighted average coupon and
                weighted average maturity
             . average delinquency rates;
                debt-service coverage ratios
             . issuance-specific information,
                including, but not limited to:
                . collateral type; structure of
                   the security; vintage of the
                   loans
                . payment terms of the underlying
                   assets
                . payment priority within the
                   tranche; deal performance
--------------------------------------------------------------------------------------------
Short-term investments
--------------------------------------------------------------------------------------------
             . Short-term investments are of a       . N/A
                similar nature and class to the
                fixed maturity securities
                described above; accordingly, the
                valuation techniques and
                observable inputs used in their
                valuation are also similar to
                those described above.
--------------------------------------------------------------------------------------------

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)

Instrument                  Level 2                                 Level 3
                       Observable Inputs                      Unobservable Inputs
--------------------------------------------------------------------------------------------
Separate Account Assets (1)
--------------------------------------------------------------------------------------------
 Mutual funds without readily determinable fair values as prices are not published publicly
--------------------------------------------------------------------------------------------
             Key Input:                              . N/A
             . quoted prices or reported NAV
                provided by the fund managers
--------------------------------------------------------------------------------------------

--------

(1)Estimated fair value equals carrying value, based on the value of the underlying assets including mutual funds.

 Derivatives

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk-free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)

 valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

  Freestanding Derivatives

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company. These derivatives are principally valued using the income approach.

    Freestanding derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques. Key inputs are as follows:

              Instrument                          Foreign Currency
                                                    Exchange Rate
 -----------------------------------------------------------------------------
 Inputs common to Level 2 by            .  swap yield curve
   instrument type                      .  basis curves
                                        .  currency spot rates
                                        .  cross currency basis curves

 Embedded Derivatives

   Embedded derivatives principally include certain direct variable annuity guarantees and certain affiliated ceded reinsurance agreements related to such variable annuity guarantees. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

   The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and certain GMIBs contain embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within policyholder account balances on the balance sheets.

   The Company's actuarial department calculates the fair value of these embedded derivatives, which are estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk-free rates.

   Capital market assumptions, such as risk-free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)


   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife, Inc.'s debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife, Inc.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

   The Company ceded to an affiliated reinsurance company, the risk associated with certain of the GMIBs, GMABs and GMWBs described above. These reinsurance agreements contain embedded derivatives and are included within premiums, reinsurance and other receivables on the balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  Embedded Derivatives Within Asset and Liability Host Contracts

  Level 3 Valuation Techniques and Key Inputs:

   Direct guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   Reinsurance ceded on certain guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct guaranteed minimum benefits" and also include counterparty credit spreads.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)


 Transfers between Levels

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

  Transfers between Levels 1 and 2:

    There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at December 31, 2015 and 2014.

  Transfers into or out of Level 3:

    Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

 Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

   The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:


                                                                                                   December 31, 2015
                                                                                               --------------------------
                                                                                                                 Weighted
                               Valuation Techniques     Significant Unobservable Inputs            Range        Average (1)
                               -------------------- ---------------------------------------    -------------    -----------
Fixed maturity securities (3)
 U.S. corporate and foreign
  corporate................... . Matrix pricing     . Delta spread adjustments (4)               (65) -     90        3
                               . Market pricing     . Quoted prices (5)
                               ---------------------------------------------------------------------------------------------
 CMBS......................... . Market pricing     . Quoted prices (5)                          104  -    104      104
                               ---------------------------------------------------------------------------------------------
 RMBS......................... . Market pricing     . Quoted prices (5)                           68  -     98       90
                               ---------------------------------------------------------------------------------------------
Embedded derivatives
 Direct and ceded guaranteed   . Option pricing
  minimum benefits............   techniques         . Mortality rates:
                                                       Ages 0 - 40                                 0% -   0.09%
                                                       Ages 41 - 60                             0.04% -   0.65%
                                                       Ages 61 - 115                            0.26% -    100%
                                                    . Lapse rates:
                                                       Durations 1 - 10                         0.25% -    100%
                                                       Durations 11 - 20                           3% -    100%
                                                       Durations 21 - 116                          3% -    100%
                                                    . Utilization rates                            0% -     25%
                                                    . Withdrawal rates                          0.25% -     10%
                                                    . Long-term equity volatilities            17.40% -     25%
                                                    . Nonperformance risk spread                0.04% -   0.52%
                               ---------------------------------------------------------------------------------------------

                                                                                                   December 31, 2014
                                                                                               --------------------------
                                                                                                                 Weighted
                               Valuation Techniques     Significant Unobservable Inputs            Range        Average (1)
                               -------------------- ---------------------------------------    -------------    -----------
Fixed maturity securities (3)
 U.S. corporate and foreign
  corporate................... . Matrix pricing     . Delta spread adjustments (4)               (35) -    100        1
                               . Market pricing     . Quoted prices (5)                           15  -    100       99
                               ---------------------------------------------------------------------------------------------
 CMBS......................... . Market pricing     . Quoted prices (5)                          104  -    104      104
                               ---------------------------------------------------------------------------------------------
 RMBS......................... . Market pricing     . Quoted prices (5)
                               --------------------------------------------------------------------------------------------
Embedded derivatives
 Direct and ceded guaranteed   . Option pricing
  minimum benefits............   techniques         . Mortality rates:
                                                       Ages 0 - 40                                 0% -   0.10%
                                                       Ages 41 - 60                             0.04% -   0.65%
                                                       Ages 61 - 115                            0.26% -    100%
                                                    . Lapse rates:
                                                       Durations 1 - 10                         0.50% -    100%
                                                       Durations 11 - 20                           3% -    100%
                                                       Durations 21 - 116                          3% -    100%
                                                    . Utilization rates                           20% -     50%
                                                    . Withdrawal rates                          0.07% -     10%
                                                    . Long-term equity volatilities            17.40% -     25%
                                                    . Nonperformance risk spread                0.03% -   0.46%
                               ---------------------------------------------------------------------------------------------

                                                                                                 Impact of
                                                                                                Increase in
                                                                                                 Input on
                                                                                                 Estimated
                               Valuation Techniques     Significant Unobservable Inputs        Fair Value (2)
                               -------------------- ---------------------------------------    --------------
Fixed maturity securities (3)
 U.S. corporate and foreign
  corporate................... . Matrix pricing     . Delta spread adjustments (4)               Decrease
                               . Market pricing     . Quoted prices (5)                          Increase
                               -------------------------------------------------------------------------------
 CMBS......................... . Market pricing     . Quoted prices (5)                        Increase (6)
                               -------------------------------------------------------------------------------
 RMBS......................... . Market pricing     . Quoted prices (5)                        Increase (6)
                               --------------------------------------------------------------------------------
Embedded derivatives
 Direct and ceded guaranteed   . Option pricing
  minimum benefits............   techniques         . Mortality rates:
                                                       Ages 0 - 40                             Decrease (7)
                                                       Ages 41 - 60                            Decrease (7)
                                                       Ages 61 - 115                           Decrease (7)
                                                    . Lapse rates:
                                                       Durations 1 - 10                        Decrease (8)
                                                       Durations 11 - 20                       Decrease (8)
                                                       Durations 21 - 116                      Decrease (8)
                                                    . Utilization rates                        Increase (9)
                                                    . Withdrawal rates                             (10)
                                                    . Long-term equity volatilities            Increase (11)
                                                    . Nonperformance risk spread               Decrease (12)
                               -------------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)


(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to direct guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(8)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(9)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(10)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(11)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)


(12)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

   The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3 use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)


   The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                                                             Fair Value Measurements Using Significant
                                                                                   Unobservable Inputs (Level 3)
                                                                            --------------------------------------------
                                                                             Fixed Maturity Securities
                                                                            ----------------------------
                                                                                                          Net Embedded
                                                                            Corporate (1) Structured (2) Derivatives (3)
                                                                            ------------- -------------- ---------------
                                                                                           (In thousands)
Balance, January 1, 2014...................................................  $    23,574    $    7,107    $    190,931
Total realized/unrealized gains (losses) included in net income (loss)
 (4) (5)...................................................................           81          (22)         125,130
Total realized/unrealized gains (losses) included in AOCI..................         (93)            22              --
Purchases (6)..............................................................        8,536            --              --
Sales (6)..................................................................      (3,945)            --              --
Issuances (6)..............................................................           --            --              --
Settlements (6)............................................................           --            --           3,599
Transfers into Level 3 (7).................................................        1,825            --              --
Transfers out of Level 3 (7)...............................................           --       (1,892)              --
                                                                             -----------    ----------    ------------
Balance, December 31, 2014.................................................       29,978         5,215         319,660
Total realized/unrealized gains (losses) included in net income (loss)
 (4) (5)...................................................................           79            83          63,716
Total realized/unrealized gains (losses) included in AOCI..................      (1,849)            55              --
Purchases (6)..............................................................       29,114         9,011              --
Sales (6)..................................................................      (2,133)         (502)              --
Issuances (6)..............................................................           --            --              --
Settlements (6)............................................................           --            --        (22,995)
Transfers into Level 3 (7).................................................           --            --              --
Transfers out of Level 3 (7)...............................................           --            --              --
                                                                             -----------    ----------    ------------
Balance, December 31, 2015.................................................  $    55,189    $   13,862    $    360,381
                                                                             ===========    ==========    ============
Changes in unrealized gains (losses) included in net income (loss) for the
 instruments still held at December 31, 2013 (8)...........................  $       (6)    $     (19)    $  (153,241)
Changes in unrealized gains (losses) included in net income (loss)for the
 instruments still held at December 31, 2014 (8)...........................  $        --    $     (22)    $    127,942
Changes in unrealized gains (losses) included in net income (loss)for the
 instruments still held at December 31, 2015 (8)...........................  $        23    $       83    $     67,551
Gains (Losses) Data for the year ended December 31, 2013
Total realized/unrealized gains (losses) included in net income (loss)
 (4) (5)...................................................................  $       (6)    $     (19)    $  (155,332)
 Total realized/unrealized gains (losses) included in AOCI.................  $       368    $    (133)    $         --

--------

(1)Comprised of U.S. and foreign corporate securities.

(2)Comprised of CMBS and RMBS.

(3)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

(4)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses). Substantially all realized/unrealized gains (losses) included in net income for net embedded derivatives are reported in net derivatives gains (losses).

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)


(5)Interest accruals, as well as cash interest coupons received, are excluded from the rollforward.

(6)Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(7)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(8)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods. Substantially all changes in unrealized gains (losses) included in net income (loss) for net embedded derivatives are reported in net derivative gains (losses).

Fair Value of Financial Instruments Carried at Other Than Fair Value

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income and payables for collateral under derivative transactions. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                           December 31, 2015
                                 ----------------------------------------------------------------------
                                                         Fair Value Hierarchy
                                                ---------------------------------------
                                    Carrying                                            Total Estimated
                                     Value          Level 1      Level 2      Level 3     Fair Value
                                 -------------- ------------ ----------- -------------- ---------------
                                                             (In thousands)
Assets
Mortgage loans.................. $      141,278 $         -- $        -- $      149,037 $      149,037
Premiums, reinsurance and other
 receivables.................... $    1,001,430 $         -- $        97 $    1,100,556 $    1,100,653
Liabilities
Policyholder account balances... $    1,292,144 $         -- $        -- $    1,386,997 $    1,386,997

                                                           December 31, 2014
                                 ----------------------------------------------------------------------
                                                         Fair Value Hierarchy
                                                ---------------------------------------
                                    Carrying                                            Total Estimated
                                     Value          Level 1      Level 2      Level 3     Fair Value
                                 -------------- ------------ ----------- -------------- ---------------
                                                             (In thousands)
Assets
Mortgage loans.................. $      120,019 $         -- $        -- $      131,745 $      131,745
Premiums, reinsurance and other
 receivables.................... $    1,035,361 $         -- $        -- $    1,138,387 $    1,138,387
Liabilities
Policyholder account balances... $    1,340,307 $         -- $        -- $    1,454,311 $    1,454,311

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

8. Fair Value (continued)


  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 Mortgage Loans

   The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

 Premiums, Reinsurance and Other Receivables

   Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, and have been classified as Level
 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

 Policyholder Account Balances

   These policyholder account balances include investment contracts which primarily include fixed deferred annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

9. Equity

Statutory Equity and Income

  The state of domicile of the Company imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"), based on the statutory-based filed financial statements. Companies below specific trigger levels or ratios are classified by their respective levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC. The RBC ratio for the Company was in excess of 900% for all periods presented.

  The Company prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the state insurance department may impact the effect of Statutory Codification on the statutory capital and surplus of the Company.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

9. Equity (continued)


  Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting of reinsurance agreements and valuing securities on a different basis.

  In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

  The tables below present amounts from the Company, which are derived from the statutory-basis financial statements as filed with the New York State Department of Financial Services.

  Statutory net income (loss) was as follows:

                                                          Years Ended December 31,
                                                      ---------------------------------
Company                            State of Domicile     2015       2014       2013
---------------------------------- -----------------  ----------- --------- -----------
                                                               (In thousands)
First MetLife Investors Insurance
  Company.........................     New York       $    17,194 $  10,635 $  (23,835)

  Statutory capital and surplus was as follows at:

                                                       December 31,
                                                 -------------------------
      Company                                        2015         2014
      ------------------------------------------ ------------ ------------
                                                      (In thousands)
      First MetLife Investors Insurance Company. $    320,675 $    297,447

Dividend Restrictions

  The table below sets forth the dividends permitted to be paid by First MetLife Investors Insurance Company to MetLife, Inc. without insurance regulatory approval from the New York State Department of Financial Services and dividends paid:

                                                     2016          2015      2014
                                               ----------------- --------- ---------
                                               Permitted Without
Company                                            Approval        Paid      Paid
---------------------------------------------- ----------------- --------- ---------
                                                          (In thousands)
First MetLife Investors Insurance Company (1).  $       16,949   $      -- $      --

--------

(1)As discussed below, the New York Insurance Law was amended, permitting the Company to pay dividends without prior regulatory approval under one of two alternative formulations beginning in 2016. The dividend amount that the Company may pay during 2016 under the new formulation is reflected in the table above.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

9. Equity (continued)


  Effective for dividends paid during 2016 and going forward, the New York Insurance Law was amended permitting the Company, without prior insurance regulatory clearance, to pay stockholder dividends to MetLife, Inc. in any calendar year based on either of two standards. Under one standard, the Company is permitted, without prior insurance regulatory clearance, to pay dividends out of earned surplus (defined as positive "unassigned funds (surplus)" excluding 85% of the change in net unrealized capital gains or losses (less capital gains tax), for the immediately preceding calendar year), in an amount up to the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains), not to exceed 30% of surplus to policyholders as of the end of the immediately preceding calendar year. In addition, under this standard, the Company may not, without prior insurance regulatory clearance, pay any dividends in any calendar year immediately following a calendar year for which its net gain from operations, excluding realized capital gains, was negative. Under the second standard, if dividends are paid out of other than earned surplus, the Company may, without prior insurance regulatory clearance, pay an amount up to the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). In addition, the Company will be permitted to pay a dividend to MetLife, Inc. in excess of the amounts allowed under both standards only if it files notice of its intention to declare such a dividend and the amount thereof with the New York Superintendent of Financial Services (the "Superintendent") and the Superintendent either approves the distribution of the dividend or does not disapprove the dividend within 30 days of its filing. Under New York Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

9. Equity (continued)


Accumulated Other Comprehensive Income (Loss)

  Information regarding changes on the balances of each component of AOCI was as follows:

                                                        Unrealized
                                                     Investment Gains     Unrealized
                                                     (Losses), Net of   Gains (Losses)
                                                    Related Offsets (1) on Derivatives      Total
                                                    ------------------- -------------- --------------
                                                                      (In thousands)
Balance at December 31, 2012.......................   $       37,142    $         (34) $       37,108
OCI before reclassifications.......................          (41,574)            (796)        (42,370)
Deferred income tax benefit (expense)..............           14,551              278          14,829
                                                      --------------    -------------  --------------
 AOCI before reclassifications, net of income tax..           10,119             (552)          9,567
Amounts reclassified from AOCI.....................               --               --              --
Deferred income tax benefit (expense)..............               --               --              --
                                                      --------------    -------------  --------------
 Amounts reclassified from AOCI, net of income tax.               --               --              --
                                                      --------------    -------------  --------------
Balance at December 31, 2013.......................           10,119             (552)          9,567
OCI before reclassifications.......................           46,163            1,278          47,441
Deferred income tax benefit (expense)..............          (16,157)            (447)        (16,604)
                                                      --------------    -------------  --------------
 AOCI before reclassifications, net of income tax..           40,125              279          40,404
Amounts reclassified from AOCI.....................           (1,250)              --          (1,250)
Deferred income tax benefit (expense)..............              437               --             437
                                                      --------------    -------------  --------------
 Amounts reclassified from AOCI, net of income tax.             (813)              --            (813)
                                                      --------------    -------------  --------------
Balance at December 31, 2014.......................           39,312              279          39,591
OCI before reclassifications.......................          (50,792)           2,760         (48,032)
Deferred income tax benefit (expense)..............           17,778             (966)         16,812
                                                      --------------    -------------  --------------
 AOCI before reclassifications, net of income tax..            6,298            2,073           8,371
Amounts reclassified from AOCI.....................           (4,561)              --          (4,561)
Deferred income tax benefit (expense)..............            1,596               --           1,596
                                                      --------------    -------------  --------------
 Amounts reclassified from AOCI, net of income tax.           (2,965)              --          (2,965)
                                                      --------------    -------------  --------------
Balance at December 31, 2015.......................   $        3,333    $       2,073  $        5,406
                                                      ==============    =============  ==============

--------

(1)See Note 6 for information on offsets to investments related to future policy benefits, DAC and DSI.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

9. Equity (continued)


  Information regarding amounts reclassified out of each component of AOCI was as follows:

                                                                                    Statement of Operations and
AOCI Components                             Amounts Reclassified from AOCI      Comprehensive Income (Loss) Location
--------------------------------------- --------------------------------------  ------------------------------------
                                               Years Ended December 31,
                                        --------------------------------------
                                            2015         2014          2013
                                        -----------  ------------  -----------
                                                    (In thousands)
Net unrealized investment gains
 (losses):
  Net unrealized investment gains
   (losses)............................ $     4,550  $        600  $      (364)    Net investment gains (losses)
  Net unrealized investment gains
   (losses)............................         228           650          262     Net investment income
  Net unrealized investment gains
   (losses)............................        (217)           --          102     Net derivative gains (losses)
                                        -----------  ------------  -----------
    Net unrealized investment gains
     (losses), before income tax.......       4,561         1,250           --
    Income tax (expense) benefit.......      (1,596)         (437)          --
                                        -----------  ------------  -----------
    Net unrealized investment gains
     (losses), net of income tax....... $     2,965  $        813  $        --
                                        ===========  ============  ===========
Total reclassifications, net of income
 tax................................... $     2,965  $        813  $        --
                                        ===========  ============  ===========

10. Other Expenses

  Information on other expenses was as follows:

                                                              Years Ended December 31,
                                                          -------------------------------
                                                             2015       2014       2013
                                                          ---------  ---------  ---------
                                                                   (In thousands)
Compensation............................................. $  13,421  $  18,843  $  20,114
Pension, postretirement and postemployment benefit costs.     1,334      1,109      1,700
Commissions..............................................    21,291     26,482     44,521
Volume-related costs.....................................     6,123      5,002      7,480
Affiliated interest costs on ceded reinsurance...........    11,276     10,479      7,709
Capitalization of DAC....................................    (4,768)   (14,009)   (34,242)
Premium taxes, licenses and fees.........................     3,607      2,652      3,733
Professional services....................................       373      2,268      1,239
Rent and related expenses................................     1,065      2,162      1,764
Other....................................................    11,491     24,579     25,830
                                                          ---------  ---------  ---------
 Total other expenses.................................... $  65,213  $  79,567  $  79,848
                                                          =========  =========  =========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

10. Other Expenses (continued)


Capitalization of DAC

  See Note 4 for additional information on the capitalization of DAC.

Affiliated Expenses

  Commissions and capitalization of DAC include the impact of affiliated reinsurance transactions. See Notes 5 and 13 for a discussion of affiliated expenses included in the table above.

11. Income Tax

  The provision for income tax was as follows:

                                                   Years Ended December 31,
                                                ------------------------------
                                                  2015      2014       2013
                                                -------- ---------  ----------
                                                        (In thousands)
 Current:
  Federal...................................... $  1,148 $  56,154  $  (19,585)
 Deferred:
  Federal......................................      840   (19,884)    (13,701)
                                                -------- ---------  ----------
    Provision for income tax expense (benefit). $  1,988 $  36,270  $  (33,286)
                                                ======== =========  ==========

  The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                    Years Ended December 31,
                                               ---------------------------------
                                                  2015        2014       2013
                                               ----------  ---------  ----------
                                                         (In thousands)
Tax provision at U.S. statutory rate.......... $    8,779  $  42,952  $  (28,753)
Tax effect of:
 Dividends received deduction.................     (5,589)    (5,039)     (3,810)
 Prior year tax...............................       (624)    (1,220)       (618)
 Tax credits..................................       (580)      (504)       (513)
 Other, net...................................          2         81         408
                                               ----------  ---------  ----------
   Provision for income tax expense (benefit). $    1,988  $  36,270  $  (33,286)
                                               ==========  =========  ==========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

11. Income Tax (continued)


  Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                            December 31,
                                                  --------------------------------
                                                        2015                2014
                                                  ---------------     ---------------
                                                           (In thousands)
Deferred income tax assets:
 Tax credit carryforwards........................ $         3,692     $         3,116
 Other...........................................             858                  --
                                                  ---------------     ---------------
   Total deferred income tax assets..............           4,550               3,116
                                                  ---------------     ---------------
Deferred income tax liabilities:
 Investments, including derivatives..............           1,238               1,157
 Policyholder liabilities and receivables........          99,246              60,772
 Intangibles.....................................           1,869               1,917
 Net unrealized investment gains.................           2,911              21,319
 DAC.............................................          20,403              56,143
 Other...........................................              --                 492
                                                  ---------------     ---------------
   Total deferred income tax liabilities.........         125,667             141,800
                                                  ---------------     ---------------
     Net deferred income tax asset (liability)... $      (121,117)    $      (138,684)
                                                  ===============     ===============

   Tax credit carryforwards of $4.2 million at December 31, 2015 will expire beginning in 2023.

   The Company participates in a tax sharing agreement with MetLife, as described in Note 1. Pursuant to this tax sharing agreement, the amounts due to (from) MetLife included ($1.5) million, $56.2 million and ($19.6) million for the years ended December 31, 2015, 2014 and 2013, respectively.

   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state, or local income tax examinations for years prior to 2007, except for 2006 where the IRS disallowance relates to policyholder liability deductions and the Company is engaged with IRS appeals. Management believes it has established adequate tax liabilities and final resolution of the audit for the year 2006 is not expected to have a material impact on the Company's financial statements.

   The Company's liability for unrecognized tax benefits may increase or decrease in the next 12 months. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

11. Income Tax (continued)


   A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

                                                                               Years Ended December 31,
                                                                               ---------------------
                                                                                2015     2014    2013
                                                                               ------   ------  ------
                                                                                   (In thousands)
Balance at January 1,......................................................... $  983   $  838  $  (42)
Additions for tax positions of prior years....................................     --      169     900
Reductions for tax positions of prior years...................................     --     (124)    (26)
Additions for tax positions of current year...................................     --      100      32
Reductions for tax positions of current year..................................     --       --     (26)
                                                                               ------   ------  ------
Balance at December 31,....................................................... $  983   $  983  $  838
                                                                               ======   ======  ======
Unrecognized tax benefits that, if recognized would impact the effective rate. $  909   $  909  $  838
                                                                               ======   ======  ======

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

Interest was as follows:

                                                         Years Ended December 31,
                                                     --------------------------------
                                                       2015       2014        2013
                                                     --------- ----------- ----------
                                                              (In thousands)
Interest recognized on the statements of operations. $      -- $      (24) $      165

                                                                  December 31,
                                                              ---------------------
                                                                 2015       2014
                                                              ---------- ----------
                                                                 (In thousands)
Interest included in other liabilities on the balance sheets. $      141 $      141

   The Company had no penalties for the years ended December 31, 2015, 2014, and 2013.

   The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2015 and 2014, the Company recognized an income tax benefit of $5.6 million and $6.3 million, respectively, related to the separate account DRD. The 2015 benefit included an expense of $600 thousand related to a true-up of the 2014 tax return. The 2014 benefit included a benefit of $1.2 million related to a true-up of the 2013 tax return.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)


12. Contingencies, Commitments and Guarantees

Contingencies

 Litigation

  Sales Practices Claims

    Over the past several years, the Company has faced claim and regulatory inquiries and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products.

  Summary

    Various litigation, claims and assessments against the Company, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, investor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

    It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's net income or cash flows in particular quarterly or annual periods.

 Insolvency Assessments

   Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)

12. Contingencies, Commitments and Guarantees (continued)


   Assets and liabilities held for insolvency assessments were as follows:

                                                                             December 31,
                                                                        -----------------------
                                                                           2015        2014
                                                                        ---------- ------------
                                                                            (In thousands)
Other Assets:
 Premium tax offset for future discounted and undiscounted assessments. $      300 $         --
 Premium tax offsets currently available for paid assessments..........      3,820        5,410
                                                                        ---------- ------------
                                                                        $    4,120 $      5,410
                                                                        ========== ============
Other Liabilities:
 Insolvency assessments................................................ $      400 $         --

Commitments

 Mortgage Loan Commitments

   The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $4.0 million and $0 at December 31, 2015 and 2014, respectively.

Guarantees

  In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

  In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

  The Company had no liability for indemnities, guarantees and commitments at both December 31, 2015 and 2014.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (continued)


13. Related Party Transactions

Service Agreements

  The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include personnel, policy administrative functions, and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $62.4 million, $83.0 million and $92.5 million for the years ended December 31, 2015, 2014 and 2013, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $14.8 million, $15.1 million and $13.5 million for the years ended December 31, 2015, 2014 and 2013, respectively. Revenues received from affiliates related to these agreements, recorded in other revenues, were $10.5 million, $10.1 million and $10.6 million for the years ended December 31, 2015, 2014 and 2013, respectively.

  The Company had net receivables (payables) from/to affiliates, related to the items discussed above, of $2.2 million and ($3.6) million at December 31, 2015 and 2014, respectively.

  See Notes 5 and 6 for additional information on related party transactions.

14. Subsequent Events

  The Company has evaluated events subsequent to December 31, 2015 through October 14, 2016, which is the date these financial statements were available to be issued.

Sales Distribution Services

  In July 2016, MetLife, Inc. completed the sale to Massachusetts Mutual Life Insurance Company ("MassMutual') of MetLife's U.S. Retail advisor force and certain assets associated with the MetLife Premier Client Group, including all of the issued and outstanding shares of MetLife's affiliated broker-dealer, MetLife Securities, Inc., a wholly-owned subsidiary of MetLife, Inc. MassMutual assumed all of the liabilities related to such assets and that arise or occur after the closing of the sale.

The Separation

  In January 2016, MetLife, Inc. announced its plan to pursue the separation of a substantial portion of its U.S. retail business (the "Separation"). Additionally, on July 21, 2016, MetLife, Inc. announced that the separated business will be rebranded as "Brighthouse Financial" after the Separation. On October 5, 2016, Brighthouse Financial, Inc., a subsidiary of MetLife, Inc. ("Brighthouse"), filed a registration statement on Form 10 (the "Form 10") with the U.S. Securities and Exchange Commission ("SEC"). The information statement filed as an exhibit to the Form 10 disclosed that MetLife intends to include the Company, MetLife USA, New England Life Insurance Company, MetLife Advisers, LLC and certain affiliated reinsurance companies in the proposed separated business and distribute at least 80.1% of the shares of Brighthouse's common stock on a pro rata basis to the holders of MetLife common stock. The ultimate form and timing of the Separation is subject to the satisfaction of various conditions and approvals, including, among other things, satisfaction of any applicable requirements of the SEC, and receipt of insurance and other regulatory approvals and economic conditions. MetLife continues to evaluate and pursue structural alternatives for the planned Separation.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule I

                           Summary of Investments --
                   Other Than Investments in Related Parties
                               December 31, 2015

                                (In thousands)

                                                                                    Amount at
                                                     Cost or       Estimated Fair Which Shown on
Types of Investments                            Amortized Cost (1)     Value      Balance Sheet
----------------------------------------------- ------------------ -------------- --------------
Fixed maturity securities:
 Bonds:
   U.S. Treasury and agency securities.........    $    105,700     $    114,958   $    114,958
   Public utilities............................          48,129           49,628         49,628
   State and political subdivision securities..          41,557           45,148         45,148
   Foreign government securities...............           3,977            4,177          4,177
   All other corporate bonds...................         628,330          618,756        618,756
                                                   ------------     ------------   ------------
     Total bonds...............................         827,693          832,667        832,667
   Mortgage-backed and asset-backed securities.         253,490          254,548        254,548
                                                   ------------     ------------   ------------
       Total fixed maturity securities.........       1,081,183        1,087,215      1,087,215
                                                   ------------     ------------   ------------
Mortgage loans held-for-investment.............         141,278                         141,278
Short-term investments.........................          18,484                          18,484
Other invested assets..........................           4,981                           4,981
                                                   ------------                    ------------
        Total investments......................    $  1,245,926                    $  1,251,958
                                                   ============                    ============

--------

(1)Cost or amortized cost for fixed maturity securities and mortgage loans held-for-investment represents original cost reduced by repayments, valuation allowances and impairments from other-than-temporary declines in estimated fair value that are charged to earnings and adjusted for amortization of premiums or accretion of discounts.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 Schedule III

                      Supplementary Insurance Information
                       December 31, 2015, 2014 and 2013

                                (In thousands)

                                Future Policy
                      DAC     Benefits and Other Policyholder
                      and       Policy-Related     Account        Unearned       Unearned
Segment               VOBA         Balances        Balances   Premiums (1), (2) Revenue (1)
------------------ ---------- ------------------ ------------ ----------------- -----------
2015
Annuities......... $   80,686     $  279,372     $  1,224,268     $     --       $  2,410
Life..............     26,591        270,663           24,225        1,158             --
Corporate & Other.        237          6,733               --           20             --
                   ----------     ----------     ------------     --------       --------
 Total............ $  107,514     $  556,768     $  1,248,493     $  1,178       $  2,410
                   ==========     ==========     ============     ========       ========
2014
Annuities......... $  111,090     $  238,947     $  1,255,229     $     --       $  2,492
Life..............     92,592        243,922           14,253        1,151             --
Corporate & Other.        690          5,212               --           19             --
                   ----------     ----------     ------------     --------       --------
 Total............ $  204,372     $  488,081     $  1,269,482     $  1,170       $  2,492
                   ==========     ==========     ============     ========       ========
2013
Annuities......... $  160,760     $  191,318     $  1,273,063     $     --       $  2,821
Life..............     93,555        216,960           15,531        1,054             --
Corporate & Other.        719          4,882               --           20             --
                   ----------     ----------     ------------     --------       --------
 Total............ $  255,034     $  413,160     $  1,288,594     $  1,074       $  2,821
                   ==========     ==========     ============     ========       ========

--------

(1)Amounts are included within the future policy benefits and other policy-related balances column.

(2)Includes premiums received in advance.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 Schedule III

              Supplementary Insurance Information -- (continued)
                       December 31, 2015, 2014 and 2013

                                (In thousands)

                                                  Policyholder Benefits
                      Premiums and                   and Claims and
                     Universal Life       Net       Interest Credited
                   and Investment-Type Investment    to Policyholder    Amortization of  Other
Segment            Product Policy Fees Income (1)   Account Balances     DAC and VOBA   Expenses
------------------ ------------------- ---------- --------------------- --------------- ---------
2015
Annuities.........     $  139,905      $  23,127       $   65,764         $   36,788    $  45,835
Life..............         40,617         15,379           34,118             66,568       16,570
Corporate & Other.          2,255         14,438            1,651                470        2,808
                       ----------      ---------       ----------         ----------    ---------
 Total............     $  182,777      $  52,944       $  101,533         $  103,826    $  65,213
                       ==========      =========       ==========         ==========    =========
2014
Annuities.........     $  138,440      $  12,756       $  106,965         $   56,532    $  41,034
Life..............         44,846         13,985           22,366             12,025       32,681
Corporate & Other.          2,740         14,312            1,710                214        5,852
                       ----------      ---------       ----------         ----------    ---------
 Total............     $  186,026      $  41,053       $  131,041         $   68,771    $  79,567
                       ==========      =========       ==========         ==========    =========
2013
Annuities.........     $  111,636      $  10,087       $   82,768         $  (31,541)   $  48,823
Life..............         43,889          9,023           34,433              7,655       29,873
Corporate & Other.          3,074         18,771            1,369                 33        1,152
                       ----------      ---------       ----------         ----------    ---------
 Total............     $  158,599      $  37,881       $  118,570         $  (23,853)   $  79,848
                       ==========      =========       ==========         ==========    =========

--------

(1)See Note 2 for the basis of allocation of net investment income.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule IV

                                  Reinsurance
                       December 31, 2015, 2014 and 2013

                                (In thousands)

                                                                                 % Amount
                             Gross Amount      Ceded     Assumed  Net Amount  Assumed to Net
                             ------------- ------------- ------- ------------ --------------
2015
Life insurance in-force..... $  53,017,387 $  48,212,042  $  --  $  4,805,345       --%
                             ============= =============  =====  ============
Insurance premium
Life insurance (1).......... $     122,110 $      50,238  $  --  $     71,872       --%
Accident & health insurance.            --            --     --            --       --%
                             ------------- -------------  -----  ------------
 Total insurance premium.... $     122,110 $      50,238  $  --  $     71,872       --%
                             ============= =============  =====  ============
2014
Life insurance in-force..... $  55,440,132 $  50,403,555  $  --  $  5,036,577       --%
                             ============= =============  =====  ============
Insurance premium
Life insurance (1).......... $     133,129 $      51,647  $  --  $     81,482       --%
Accident & health insurance.            --            --     --            --       --%
                             ------------- -------------  -----  ------------
 Total insurance premium.... $     133,129 $      51,647  $  --  $     81,482       --%
                             ============= =============  =====  ============
2013
Life insurance in-force..... $  57,719,459 $  52,434,377  $  --  $  5,285,082       --%
                             ============= =============  =====  ============
Insurance premium
Life insurance (1).......... $     115,441 $      53,735  $  --  $     61,706       --%
Accident & health insurance.            --            --     --            --       --%
                             ------------- -------------  -----  ------------
 Total insurance premium.... $     115,441 $      53,735  $  --  $     61,706       --%
                             ============= =============  =====  ============

--------

(1)Includes annuities with life contingencies.

  For the year ended December 31, 2015, reinsurance ceded included affiliated transactions for life insurance in-force of $36.3 billion, and life insurance premiums of $37.1 million. For the year ended December 31, 2014, reinsurance ceded included affiliated transactions for life insurance in-force of $37.8 billion, and life insurance premiums of $39.5 million. For the year ended December 31, 2013, reinsurance ceded included affiliated transactions for life insurance in-force of $39.3 billion, and life insurance premiums of $43.3 million.

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




                     [THIS PAGE INTENTIONALLY LEFT BLANK]

         Index to the Interim Condensed Financial Statements and Notes

                                                                                                      Page
                                                                                                      ----
Financial Statements at September 30, 2016 (Unaudited) and December 31, 2015 and for the Nine Months
  Ended September 30, 2016 and 2015 (Unaudited):
 Interim Condensed Balance Sheets....................................................................   2
 Interim Condensed Statements of Operations and Comprehensive Income (Loss)..........................   3
 Interim Condensed Statements of Stockholder's Equity................................................   4
 Interim Condensed Statements of Cash Flows..........................................................   5

Notes to the Interim Condensed Financial Statements:
 Note 1 -- Business, Basis of Presentation and Summary of Significant Accounting Policies............   6
 Note 2 -- Segment Information.......................................................................   8
 Note 3 -- Insurance.................................................................................  12
 Note 4 -- Investments...............................................................................  13
 Note 5 -- Derivatives...............................................................................  20
 Note 6 -- Fair Value................................................................................  27
 Note 7 -- Equity....................................................................................  40
 Note 8 -- Other Expenses............................................................................  41
 Note 9 -- Contingencies, Commitments and Guarantees.................................................  42
 Note 10 -- Related Party Transactions...............................................................  43
 Note 11 -- Subsequent Events........................................................................  45

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       Interim Condensed Balance Sheets
             September 30, 2016 (Unaudited) and December 31, 2015

                (In thousands, except share and per share data)

                                                                          September 30, 2016 December 31, 2015
                                                                          ------------------ -----------------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value
   (amortized cost: $1,155,480 and $1,081,183, respectively).............   $    1,245,348    $    1,087,215
 Mortgage loans (net of valuation allowances of $707 and $640,
   respectively).........................................................          142,010           141,278
 Short-term investments, at estimated fair value.........................           30,468            18,484
 Other invested assets, at estimated fair value..........................            9,070             4,981
                                                                            --------------    --------------
   Total investments.....................................................        1,426,896         1,251,958
Cash and cash equivalents................................................           19,821             9,310
Accrued investment income................................................           11,083             9,316
Premiums, reinsurance and other receivables..............................        1,706,126         1,539,801
Deferred policy acquisition costs and value of business acquired.........           46,756           107,514
Current income tax recoverable...........................................            2,983             2,801
Other assets.............................................................           48,994            62,937
Separate account assets..................................................        4,840,474         4,792,140
                                                                            --------------    --------------
   Total assets..........................................................   $    8,103,133    $    7,775,777
                                                                            ==============    ==============
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits...................................................   $      615,028    $      548,208
Policyholder account balances............................................        1,267,990         1,248,493
Other policy-related balances............................................            6,237             8,560
Payables for collateral under derivative transactions....................            7,450             3,300
Deferred income tax liability............................................          188,293           121,117
Other liabilities........................................................          438,906           446,637
Separate account liabilities.............................................        4,840,474         4,792,140
                                                                            --------------    --------------
   Total liabilities.....................................................        7,364,378         7,168,455
                                                                            --------------    --------------
Contingencies, Commitments and Guarantees (Note 9)
Stockholder's Equity
Common stock, par value $10 per share; 200,000 shares authorized, issued
  and outstanding........................................................            2,000             2,000
Additional paid-in capital...............................................          340,931           340,931
Retained earnings........................................................          341,188           258,985
Accumulated other comprehensive income (loss)............................           54,636             5,406
                                                                            --------------    --------------
   Total stockholder's equity............................................          738,755           607,322
                                                                            --------------    --------------
   Total liabilities and stockholder's equity............................   $    8,103,133    $    7,775,777
                                                                            ==============    ==============

     See accompanying notes to the interim condensed financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

  Interim Condensed Statements of Operations and Comprehensive Income (Loss)
       For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

                                (In thousands)

                                                                               Nine Months
                                                                                  Ended
                                                                              September 30,
                                                                         -----------------------
                                                                            2016        2015
                                                                         ----------- -----------
Revenues
Premiums................................................................ $    41,473 $    53,539
Universal life and investment-type product policy fees..................      77,366      83,865
Net investment income...................................................      39,960      40,224
Other revenues..........................................................    (13,559)     (8,217)
Net investment gains (losses):
 Other-than-temporary impairments on fixed maturity securities..........       (870)          --
 Other net investment gains (losses)....................................     (1,304)       5,021
                                                                         ----------- -----------
   Total net investment gains (losses)..................................     (2,174)       5,021
Net derivative gains (losses)...........................................     153,655      71,735
                                                                         ----------- -----------
     Total revenues.....................................................     296,721     246,167
                                                                         ----------- -----------
Expenses
Policyholder benefits and claims........................................      45,935      40,418
Interest credited to policyholder account balances......................      30,485      39,487
Amortization of deferred policy acquisition costs and value of business
  acquired..............................................................      56,347     102,217
Other expenses..........................................................      42,010      48,914
                                                                         ----------- -----------
     Total expenses.....................................................     174,777     231,036
                                                                         ----------- -----------
Income (loss) before provision for income tax...........................     121,944      15,131
 Provision for income tax expense (benefit).............................      39,741          55
                                                                         ----------- -----------
   Net income (loss).................................................... $    82,203 $    15,076
                                                                         =========== ===========
Comprehensive income (loss)............................................. $   131,433 $   (6,385)
                                                                         =========== ===========

     See accompanying notes to the interim condensed financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Interim Condensed Statements of Stockholder's Equity
       For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

                                (In thousands)

                                                                  Accumulated
                                         Additional                  Other         Total
                                Common    Paid-in     Retained   Comprehensive Stockholder's
                                Stock     Capital     Earnings   Income (Loss)    Equity
                               --------- ----------- ----------- ------------- -------------
Balance at December 31, 2015.. $   2,000 $   340,931 $   258,985 $      5,406   $   607,322
Net income (loss).............                            82,203                     82,203
Other comprehensive income
  (loss), net of income tax...                                         49,230        49,230
                               --------- ----------- ----------- ------------   -----------
Balance at September 30, 2016. $   2,000 $   340,931 $   341,188 $     54,636   $   738,755
                               ========= =========== =========== ============   ===========

                                                                  Accumulated
                                         Additional                  Other         Total
                                Common    Paid-in     Retained   Comprehensive Stockholder's
                                Stock     Capital     Earnings   Income (Loss)    Equity
                               --------- ----------- ----------- ------------- -------------
Balance at December 31, 2014.. $   2,000 $   340,931 $   235,890 $     39,591   $   618,412
Net income (loss).............                            15,076                     15,076
Other comprehensive income
  (loss), net of income tax...                                       (21,461)      (21,461)
                               --------- ----------- ----------- ------------   -----------
Balance at September 30, 2015. $   2,000 $   340,931 $   250,966 $     18,130   $   612,027
                               ========= =========== =========== ============   ===========

     See accompanying notes to the interim condensed financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                  Interim Condensed Statements of Cash Flows
       For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

                                (In thousands)

                                                                             Nine Months
                                                                                Ended
                                                                            September 30,
                                                                     ---------------------------
                                                                         2016          2015
                                                                     ------------- -------------
Net cash provided by (used in) operating activities................. $     177,882 $      59,381
                                                                     ------------- -------------
Cash flows from investing activities
Sales, maturities and repayments of:
 Fixed maturity securities..........................................        86,588       315,688
 Mortgage loans.....................................................        35,170        19,382
Purchases of:
 Fixed maturity securities..........................................     (161,399)     (290,704)
 Mortgage loans.....................................................      (36,532)      (40,852)
Cash received in connection with freestanding derivatives...........             5           243
Cash paid in connection with freestanding derivatives...............          (25)         (822)
Net change in short-term investments................................      (11,984)      (12,084)
Net change in other invested assets.................................             4           981
Other, net..........................................................           183            --
                                                                     ------------- -------------
Net cash provided by (used in) investing activities.................      (87,990)       (8,168)
                                                                     ------------- -------------
Cash flows from financing activities
Policyholder account balances:
 Deposits...........................................................        38,195        43,112
 Withdrawals........................................................     (121,726)      (88,375)
Net change in payables for collateral under derivative transactions.         4,150         3,050
                                                                     ------------- -------------
Net cash provided by (used in) financing activities.................      (79,381)      (42,213)
                                                                     ------------- -------------
Change in cash and cash equivalents.................................        10,511         9,000
Cash and cash equivalents, beginning of period......................         9,310         7,028
                                                                     ------------- -------------
Cash and cash equivalents, end of period............................ $      19,821 $      16,028
                                                                     ============= =============
Supplemental disclosures of cash flow information
Net cash paid (received) for:
 Income tax......................................................... $          -- $      76,000
                                                                     ============= =============

     See accompanying notes to the interim condensed financial statements.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Notes to the Interim Condensed Financial Statements (Unaudited)

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

   First MetLife Investors Insurance Company (the "Company"), a New York domiciled life insurance company, is a wholly-owned subsidiary of MetLife, Inc. (MetLife, Inc., together with its subsidiaries and affiliates, "MetLife"). The Company markets and/or administers traditional life, universal life, variable annuity and fixed annuity products to individuals. The Company is licensed to transact business in the state of New York.

   The Company is organized into two segments: Annuities and Life.

   In January 2016, MetLife, Inc. announced its plan to pursue the separation of a substantial portion of its U.S. retail business (the "Separation"). Additionally, on July 21, 2016, MetLife, Inc. announced that following the Separation, the separated business will be rebranded as "Brighthouse Financial." On October 5, 2016, Brighthouse Financial, Inc., a subsidiary of MetLife, Inc. ("Brighthouse"), filed a registration statement on Form 10 (the "Form 10") with the U.S. Securities and Exchange Commission ("SEC"). The information statement filed as an exhibit to the Form 10 disclosed that MetLife intends to include the Company, MetLife Insurance Company USA ("MetLife USA"), New England Life Insurance Company, MetLife Advisers, LLC and certain affiliated reinsurance companies in the proposed separated business and distribute at least 80.1% of the shares of Brighthouse's common stock on a pro rata basis to the holders of MetLife, Inc. common stock.

   The ultimate form and timing of the Separation will be influenced by a number of factors, including regulatory considerations and economic conditions. MetLife continues to evaluate and pursue structural alternatives for the proposed Separation. The Separation remains subject to certain conditions, including among others, obtaining final approval from the MetLife, Inc. Board of Directors, receipt of a favorable ruling from the Internal Revenue Service and an opinion from MetLife's tax advisor regarding certain U.S. federal income tax matters, and an SEC declaration of the effectiveness of the Form 10.

Basis of Presentation

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the interim condensed financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

   Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

   The accompanying interim condensed financial statements are unaudited and reflect all adjustments (including normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented in conformity with GAAP. Interim results are not necessarily indicative of full year performance. The December 31, 2015 balance sheet data was derived from audited financial statements which include all disclosures required by GAAP. Therefore, these interim condensed financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2015.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


Future Adoption of New Accounting Pronouncements

   In November 2016, the Financial Accounting Standards Board ("FASB") issued new guidance on restricted cash (Accounting Standards Update ("ASU") 2016-18, Statement of Cash Flows (Topic 230): A consensus of the FASB Emerging Issues Task Force). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a retrospective basis. Early adoption is permitted. The new guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, the new guidance requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance does not provide a definition of restricted cash or restricted cash equivalents. The Company is currently evaluating the impact of this guidance on its financial statements.

   In October 2016, the FASB issued new guidance on consolidation evaluation for entities under common control (ASU 2016-17, Consolidation (Topic 810):
Interests Held through Related Parties That Are under Common Control). The new guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years, and should be applied on a retrospective basis. Early adoption is permitted. The new guidance does not change the characteristics of a primary beneficiary under current GAAP. It changes how a reporting entity evaluates whether it is the primary beneficiary of a VIE by changing how a reporting entity that is a single decisionmaker of a VIE handles indirect interests in the entity held through related parties that are under common control with the reporting entity. The Company is currently evaluating the impact of this guidance on its financial statements.

   In October 2016, the FASB issued new guidance on tax accounting for intra-entity transfers of assets (ASU 2016-16, Income Taxes (Topic 740):
Intra-Entity Transfers of Assets Other Than Inventory). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a modified retrospective basis. Early adoption is permitted in the first interim or annual reporting period. Current guidance prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Also, the guidance eliminates the exception for an intra-entity transfer of an asset other than inventory. The Company is currently evaluating the impact of this guidance on its financial statements.

   In August 2016, the FASB issued new guidance on cash flow statement presentation (ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. Early adoption is permitted in any interim or annual period. This ASU addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company is currently evaluating the impact of this guidance on its financial statements.

   In June 2016, the FASB issued new guidance on measurement of credit losses on financial instruments (ASU 2016-13, Financial Instruments -- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments). The new guidance is effective for fiscal years beginning after December 15, 2019, including

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

interim periods within those fiscal years. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. This ASU replaces the incurred loss impairment methodology with one that reflects expected credit losses. The measurement of expected credit losses should be based on historical loss information, current conditions, and reasonable and supportable forecasts. The guidance also requires enhanced disclosures. The Company is currently evaluating the impact of this guidance on its financial statements.

   In January 2016, the FASB issued new guidance (ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities) on the recognition and measurement of financial instruments. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for the instrument-specific credit risk provision. The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the fair value option that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. The Company is currently evaluating the impact of this guidance on its financial statements.

   In May 2015, the FASB issued new guidance on short-duration insurance contracts (ASU 2015-09, Financial Services -- Insurance (Topic 944):
Disclosures about Short-Duration Contracts). The amendments in this new guidance are effective for annual periods beginning after December 15, 2015, and interim periods within annual periods beginning after December 15, 2016. The new guidance should be applied retrospectively by providing comparative disclosures for each period presented, except for those requirements that apply only to the current period. The new guidance requires insurance entities to provide users of financial statements with more transparent information about initial claim estimates and subsequent adjustments to these estimates, including information on: (i) reconciling from the claim development table to the balance sheet liability, (ii) methodologies and judgments in estimating claims, and (iii) the timing, and frequency of claims. The adoption will not have an impact on the Company's financial statements other than expanded disclosures in Note 3.

   In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers (Topic 606)), effective for fiscal years beginning after December 15, 2016 and interim periods within those years and should be applied retrospectively. In August 2015, the FASB amended the guidance to defer the effective date by one year, effective for the fiscal years beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The new guidance will supersede nearly all existing revenue recognition guidance under GAAP; however, it will not impact the accounting for insurance contracts, leases, financial instruments and guarantees. For those contracts that are impacted by the new guidance, the guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. The Company is currently evaluating the impact of this guidance on its financial statements.

2. Segment Information

   The Company is organized into two segments: Annuities and Life. In addition, the Company reports certain of its results of operations in Corporate & Other.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

2. Segment Information (continued)


Annuities

   The Annuities segment offers a variety of variable, fixed and income annuities designed to address contractholders' needs for protected wealth accumulation on a tax-deferred basis, wealth transfer and income security.

Life

   The Life segment offered insurance products and services, including term and universal life, designed to address policyholders' needs for financial security and protected wealth transfer, which may be provided on a tax-advantaged basis.

Corporate & Other

   Corporate & Other contains the excess capital, as well as certain charges and activities, not allocated to the segments, ancillary U.S. term life business sold direct to consumer and expenses associated with income tax audit issues.

Financial Measures and Segment Accounting Policies

   Operating earnings is used by management to evaluate performance and allocate resources. Consistent with GAAP guidance for segment reporting, operating earnings is also the Company's GAAP measure of segment performance and is reported below. Operating earnings should not be viewed as a substitute for net income (loss). The Company believes the presentation of operating earnings as the Company measures it for management purposes enhances the understanding of its performance by highlighting the results of operations and the underlying profitability drivers of the business. Operating earnings allows analysis of the Company's performance and facilitates comparisons to industry results.

   Operating earnings is defined as operating revenues less operating expenses, both net of income tax.

   The following are excluded from total revenues in calculating operating revenues:

    .  Net investment gains (losses);

    . Net derivative gains (losses) except earned income on derivatives that are hedges of investments but do not qualify for hedge accounting treatment; and

    . Amortization of unearned revenue related to net investment gains (losses) and net derivative gains (losses) and certain variable annuity guaranteed minimum income benefits ("GMIBs") fees ("GMIB Fees").

   The following are excluded from total expenses in calculating operating expenses:

    . Amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets, benefits and hedging costs related to GMIBs ("GMIB Costs") and market value adjustments associated with surrenders or terminations of contracts; and

    . Amounts related to: (i) net investment gains (losses) and net derivative gains (losses) and (ii) GMIB Fees and GMIB Costs included in amortization of deferred policy acquisition costs and value of business acquired.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

2. Segment Information (continued)


   The tax impact of the adjustments mentioned above are calculated net of the U.S. statutory tax rate, which could differ from the Company's effective tax rate.

   Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the nine months ended September 30, 2016 and 2015. The segment accounting policies are the same as those used to prepare the Company's financial statements, except for operating earnings adjustments as defined above. In addition, segment accounting policies include the method of capital allocation described below.

   The internal capital model is a MetLife developed risk capital model that reflects management's judgment and view of required capital to represent the measurement of the risk profile of the business, to meet the Company's long term promises to clients, to service long-term obligations and to support the credit ratings of the Company. It accounts for the unique and specific nature of the risks inherent in the Company's business. Management is responsible for the ongoing production and enhancement of the internal capital model and reviews its approach periodically to ensure that it remains consistent with emerging industry practice standards. As such, the internal capital allocation methodology in the future may differ from MetLife's historical model.

   The Company allocates equity to the segments based on the internal capital model, coupled with considerations of local capital requirements, and aligns with emerging standards and consistent risk principles.

   Segment net investment income is credited or charged based on the level of allocated equity; however, changes in allocated equity do not impact the Company's net investment income or net income (loss).

   Net investment income is based upon the actual results within a specifically identifiable investment portfolio and is allocated to segments at a rate based upon each product's net GAAP liability, adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee time incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

                                                  Operating Results
                                            ----------------------------
                                                                Corporate
Nine Months Ended September 30, 2016        Annuities   Life     & Other    Total
------------------------------------        --------- --------  --------- ---------
                                                         (In thousands)
Pre-tax operating earnings................. $ 11,072  $  5,342  $  7,656  $  24,070
Provision for income tax expense (benefit).      326     1,869     3,290      5,485
                                            --------  --------  --------  ---------
 Operating earnings........................ $ 10,746  $  3,473  $  4,366  $  18,585
                                            ========  ========  ========
Adjustments for:
Net investment gains (losses)..............                                  (2,174)
Net derivative gains (losses)..............                                 153,655
Other adjustments to net income............                                 (53,607)
Provision for income tax (expense) benefit.                                 (34,256)
                                                                          ---------
 Net income (loss).........................                               $  82,203
                                                                          =========
Inter-segment revenues..................... $ (5,350) $(30,516) $ (1,143)
Interest revenue........................... $ 16,354  $ 13,241  $ 10,558

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

2. Segment Information (continued)


                                                  Operating Results
                                            ----------------------------
                                                                Corporate
Nine Months Ended September 30, 2015        Annuities   Life     & Other    Total
------------------------------------        --------- --------  --------- --------
                                                        (In thousands)
Pre-tax operating earnings................. $ 11,381  $(61,655) $  9,244  $(41,030)
Provision for income tax expense (benefit).     (758)  (21,579)    2,736   (19,601)
                                            --------  --------  --------  --------
 Operating earnings........................ $ 12,139  $(40,076) $  6,508  $(21,429)
                                            ========  ========  ========
Adjustments for:
Net investment gains (losses)..............                                  5,021
Net derivative gains (losses)..............                                 71,735
Other adjustments to net income............                                (20,595)
Provision for income tax (expense) benefit.                                (19,656)
                                                                          --------
 Net income (loss).........................                               $ 15,076
                                                                          ========
Inter-segment revenues..................... $    996  $(29,277) $   (987)
Interest revenue........................... $ 17,888  $ 11,285  $ 11,210

   Reconciliation of Company operating revenues to total revenues:

                                                 Nine Months
                                                    Ended
                                                September 30,
                                             --------------------
                                                2016      2015
                                             ---------  ---------
                                                (In thousands)
              Annuities..................... $  85,309  $ 105,832
              Life insurance................    37,253     40,123
                                             ---------  ---------
                 Total segment..............   122,562    145,955
                                             ---------  ---------
              Corporate & Other.............    12,063     12,968
              Net investment gains (losses).    (2,174)     5,021
              Net derivative gains (losses).   153,655     71,735
              Other adjustments.............    10,615     10,488
                                             ---------  ---------
                 Total...................... $ 296,721  $ 246,167
                                             =========  =========

   The following table presents total assets with respect to the Company's segments, as well as Corporate & Other, at:

                               September 30, 2016 December 31, 2015
                               ------------------ -----------------
                                          (In thousands)
            Annuities.........     $    6,822,820    $    6,675,617
            Life..............            675,477           607,090
            Corporate & Other.            604,836           493,070
                               ------------------ -----------------
               Total..........     $    8,103,133    $    7,775,777
                               ================== =================

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)


3. Insurance

Guarantees

   As discussed in Notes 1 and 3 of the Notes to the Financial Statements for the year ended December 31, 2015, the Company issues variable annuity products with guaranteed minimum benefits. Guaranteed minimum accumulation benefits ("GMABs"), the non-life contingent portion of guaranteed minimum withdrawal benefits ("GMWBs") and the portion of certain GMIBs that do not require annuitization are accounted for as embedded derivatives in policyholder account balances and are further discussed in Note 5.

   Information regarding the Company's guarantee exposure was as follows at:

                                      September 30, 2016                   December 31, 2015
                             --------------------------------     --------------------------------
                                 In the               At              In the               At
                             Event of Death      Annuitization    Event of Death      Annuitization
                             --------------     -------------     --------------     -------------
                                                          (In thousands)
Annuity Contracts (1), (2)
Variable Annuity Guarantees
Total account value (3).....    $ 4,846,089       $ 4,056,685        $ 4,795,645       $ 4,030,025
Separate account value......    $ 4,835,653       $ 4,055,445        $ 4,787,624       $ 4,027,392
Net amount at risk..........    $    28,403 (4)   $   249,723 (5)    $   127,244 (4)   $   152,482 (5)
Average attained age of
  contractholders...........     66 years          65 years           65 years          65 years

--------
(1)The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2)Includes direct business, but excludes offsets from hedging or reinsurance, if any. Therefore, the net amount at risk presented reflects the economic exposures of living and death benefit guarantees associated with variable annuities, but not necessarily their impact on the Company. See Note 5 of the Notes to the Financial Statements for the year ended December 31, 2015 for a discussion of certain living and death benefit guarantees which have been reinsured.

(3)Includes the contractholder's investments in the general account and separate account, if applicable.

(4)Defined as the death benefit less the total account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

(5)Defined as the amount (if any) that would be required to be added to the total account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that allow annuitization of the guaranteed amount only after the 10th anniversary of the contract, which not all contractholders have achieved.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)


4. Investments

Fixed Maturity Securities Available-for-Sale

  Fixed Maturity Securities Available-for-Sale by Sector

   The following table presents the fixed maturity securities available-for-sale ("AFS") by sector. Included within fixed maturity securities are structured securities including commercial mortgage-backed securities ("CMBS"), residential mortgage-backed securities ("RMBS") and asset-backed securities ("ABS") (collectively, "Structured Securities").

                                         September 30, 2016                                  December 31, 2015
                         --------------------------------------------------- --------------------------------------------------
                                          Gross Unrealized                                    Gross Unrealized
                                     ---------------------------                         --------------------------
                          Amortized            Temporary   OTTI  Estimated    Amortized           Temporary   OTTI  Estimated
                            Cost      Gains     Losses    Losses Fair Value     Cost      Gains    Losses    Losses Fair Value
                         ----------- -------- ----------- ------ ----------- ----------- -------- ---------- ------ -----------
                                                                     (In thousands)
Fixed maturity securities:
U.S. corporate.......... $   546,553 $ 41,109 $     1,569 $   -- $   586,093 $   553,881 $ 15,607 $   17,554 $   -- $   551,934
CMBS....................     134,322    8,437         201     --     142,558     131,662    1,450      1,003     --     132,109
Foreign corporate.......     115,875    5,137       3,988     --     117,024     122,578    2,335      8,463     --     116,450
U.S. government and
 agency.................     188,044   26,282         163     --     214,163     105,700   10,549      1,291     --     114,958
RMBS....................     108,634    5,549         325     --     113,858     103,898    1,461        884     --     104,475
State and political
 subdivision............      42,291    8,501          --     --      50,792      41,557    3,995        404     --      45,148
ABS.....................       9,018      270          --     --       9,288      17,930      242        208     --      17,964
Foreign government......      10,743      903          74     --      11,572       3,977      327        127     --       4,177
                         ----------- -------- ----------- ------ ----------- ----------- -------- ---------- ------ -----------
  Total fixed maturity
   securities........... $ 1,155,480 $ 96,188 $     6,320 $   -- $ 1,245,348 $ 1,081,183 $ 35,966 $   29,934 $   -- $ 1,087,215
                         =========== ======== =========== ====== =========== =========== ======== ========== ====== ===========

   The Company did not hold non-income producing fixed maturity securities at both September 30, 2016 and December 31, 2015.

Maturities of Fixed Maturity Securities

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at September 30, 2016:

                                                 Due After Five
                                   Due After One     Years                               Total Fixed
                       Due in One  Year Through   Through Ten   Due After Ten Structured  Maturity
                      Year or Less  Five Years       Years          Years     Securities Securities
                      ------------ ------------- -------------- ------------- ---------- ------------
                                                      (In thousands)
Amortized cost.......  $  20,116    $  172,461     $  338,098    $  372,831   $  251,974 $  1,155,480
Estimated fair value.  $  20,354    $  187,048     $  352,452    $  419,790   $  265,704 $  1,245,348

   Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. Structured Securities are shown separately, as they are not due at a single maturity.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

4. Investments (continued)


  Continuous Gross Unrealized Losses for Fixed Maturity Securities AFS by Sector

    The following table presents the estimated fair value and gross unrealized losses of fixed maturity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position.

                                              September 30, 2016                         December 31, 2015
                                   ----------------------------------------- -----------------------------------------
                                                        Equal to or Greater                       Equal to or Greater
                                   Less than 12 Months     than 12 Months    Less than 12 Months     than 12 Months
                                   -------------------- -------------------- -------------------- --------------------
                                   Estimated   Gross    Estimated   Gross    Estimated   Gross    Estimated   Gross
                                     Fair    Unrealized   Fair    Unrealized   Fair    Unrealized   Fair    Unrealized
                                     Value     Losses     Value     Losses     Value     Losses     Value     Losses
                                   --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                       (In thousands, except number of securities)
Fixed maturity securities
U.S. corporate.................... $  18,872   $    492 $  18,364   $  1,077 $ 257,983  $  15,821 $  14,836   $  1,733
CMBS..............................        --         --     3,949        201    67,578      1,003        --         --
Foreign corporate.................    13,456      1,025    13,653      2,963    48,866      4,584    22,448      3,879
U.S. government and agency........    17,998        163        --         --    34,465      1,291        --         --
RMBS..............................    10,354        177     6,786        148    30,330        641     3,396        243
State and political subdivision...        --         --        --         --     3,955         69     4,665        335
ABS...............................        --         --        --         --     8,690        208        --         --
Foreign government................        --         --       920         74       854        127        --         --
                                   --------- ---------- --------- ---------- --------- ---------- --------- ----------
  Total fixed maturity securities. $  60,680   $  1,857 $  43,672   $  4,463 $ 452,721  $  23,744 $  45,345   $  6,190
                                   ========= ========== ========= ========== ========= ========== ========= ==========
Total number of securities in an
 unrealized loss position.........        28                   33                  160                   19
                                   =========            =========            =========            =========

  Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

    As described more fully in Notes 1 and 6 of the Notes to the Financial Statements for the year ended December 31, 2015, the Company performs a regular evaluation of all investment classes for impairment, including fixed maturity securities, in accordance with its impairment policy, in order to evaluate whether such investments are other-than-temporarily impaired.

  Current Period Evaluation

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company concluded that these securities were not other-than-temporarily impaired at September 30, 2016. Future other-than-temporary impairment ("OTTI") will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities decreased
  $23.6 million during the nine months ended September 30, 2016 to $6.3 million. The decrease in gross unrealized losses for the nine months ended September 30, 2016 was primarily attributable to a decrease in interest rates and, to a lesser extent, narrowing credit spreads.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

4. Investments (continued)


   At September 30, 2016, $274 thousand of the total $6.3 million of gross unrealized losses were from one below investment grade industrial sector foreign corporate fixed maturity security with an unrealized loss position of 20% or more of amortized cost for six months or greater. The unrealized losses are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over lower oil prices in the energy sector. Management evaluates foreign corporate securities based on factors such as expected cash flows and the financial condition and near-term and long-term prospects of the issuers.

Mortgage Loans

  Mortgage Loans by Portfolio Segment

   Mortgage loans are summarized as follows at:

                                    September 30, 2016     December 31, 2015
                                   --------------------  --------------------
                                      Carrying    % of      Carrying    % of
                                       Value      Total      Value      Total
                                   -------------- -----  -------------- -----
                                   (In thousands)        (In thousands)
 Mortgage loans
  Commercial......................   $  116,439    82.0%   $  120,946    85.6%
  Agricultural....................       26,278    18.5        20,972    14.8
                                     ----------   -----    ----------   -----
    Subtotal......................      142,717   100.5       141,918   100.4
  Valuation allowances............         (707)   (0.5)         (640)   (0.4)
                                     ----------   -----    ----------   -----
      Total mortgage loans, net...   $  142,010   100.0%   $  141,278   100.0%
                                     ==========   =====    ==========   =====

  Mortgage Loans, Valuation Allowance and Impaired Loans by Portfolio Segment

    At both September 30, 2016 and December 31, 2015, the Company had no impaired mortgage loans, all loans were evaluated collectively for the credit losses.

  Valuation Allowance Rollforward by Portfolio Segment

   The changes in the valuation allowance, by portfolio segment, were as follows:

                                                      Nine Months
                                                         Ended
                                                     September 30,
                              -----------------------------------------------------------
                                          2016                          2015
                              ----------------------------- -----------------------------
                              Commercial Agricultural Total Commercial Agricultural Total
                              ---------- ------------ ----- ---------- ------------ -----
                                                    (In thousands)
Balance, beginning of period. $     578    $     62   $ 640 $     481    $     31   $ 512
Provision (release)..........        50          17      67       100          29     129
                              ---------    --------   ----- ---------    --------   -----
Balance, end of period....... $     628    $     79   $ 707 $     581    $     60   $ 641
                              =========    ========   ===== =========    ========   =====

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

4. Investments (continued)


  Credit Quality of Commercial Mortgage Loans

   The credit quality of commercial mortgage loans was as follows at:

                                         Recorded Investment
                           -----------------------------------------------
                            Debt Service Coverage Ratios
                           -------------------------------           % of
                            > 1.20x  1.00x - 1.20x < 1.00x   Total   Total
                           --------- ------------- ------- --------- -----
                                   (In thousands)
     September 30, 2016
     Loan-to-value ratios
     Less than 65%........ $ 114,155    $ 1,285    $   999 $ 116,439 100.0%
     65% to 75%...........        --         --         --        --    --
                           ---------    -------    ------- --------- -----
      Total............... $ 114,155    $ 1,285    $   999 $ 116,439 100.0%
                           =========    =======    ======= ========= =====
     December 31, 2015
     Loan-to-value ratios
     Less than 65%........ $ 111,988    $ 1,861    $ 5,670 $ 119,519  98.8%
     65% to 75%...........        --         --      1,427     1,427   1.2
                           ---------    -------    ------- --------- -----
      Total............... $ 111,988    $ 1,861    $ 7,097 $ 120,946 100.0%
                           =========    =======    ======= ========= =====

  Credit Quality of Agricultural Mortgage Loans

   The credit quality of agricultural mortgage loans was as follows at:

                              September 30, 2016     December 31, 2015
                             --------------------  --------------------
                                Recorded    % of      Recorded    % of
                               Investment   Total    Investment   Total
                             -------------- -----  -------------- -----
                             (In thousands)        (In thousands)
       Loan-to-value ratios
       Less than 65%........   $   25,343    96.4%   $   20,022    95.5%
       65% to 75%...........          935     3.6           950     4.5
                               ----------   -----    ----------   -----
        Total...............   $   26,278   100.0%   $   20,972   100.0%
                               ==========   =====    ==========   =====

  Past Due and Interest Accrual Status of Mortgage Loans

    The Company has a high quality, well performing mortgage loan portfolio with all mortgage loans classified as performing at both September 30, 2016 and December 31, 2015. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans - 60 days and agricultural mortgage loans - 90 days. The Company had no mortgage loans past due and no mortgage loans in nonaccrual status at both September 30, 2016 and December 31, 2015.

  Mortgage Loans Modified in a Troubled Debt Restructuring

    There were no mortgage loans modified in a troubled debt restructuring during the nine months ended September 30, 2016 and 2015.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

4. Investments (continued)


Cash Equivalents

   The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $12.0 million and $5.2 million at September 30, 2016 and December 31, 2015, respectively.

Net Unrealized Investment Gains (Losses)

   Unrealized investment gains (losses) on fixed maturity securities AFS and the effect on deferred policy acquisition costs ("DAC"), deferred sales inducements ("DSI") and future policy benefits, that would result from the realization of the unrealized gains (losses), are included in net unrealized investment gains (losses) in accumulated other comprehensive income (loss) ("AOCI").

   The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                           September 30, 2016 December 31, 2015
                                           ------------------ -----------------
                                                      (In thousands)
 Fixed maturity securities................   $       89,874     $       6,028
 Derivatives..............................            4,643             3,189
                                             --------------     -------------
  Subtotal................................           94,517             9,217
                                             --------------     -------------
 Amounts allocated from:
  DAC and DSI.............................          (10,400)             (900)
 Deferred income tax benefit (expense)....          (29,481)           (2,911)
                                             --------------     -------------
 Net unrealized investment gains (losses).   $       54,636     $       5,406
                                             ==============     =============

   The changes in net unrealized investment gains (losses) were as follows:

                                                              Nine Months
                                                                 Ended
                                                           September 30, 2016
                                                           ------------------
                                                             (In thousands)
   Balance, beginning of period...........................   $       5,406
   Unrealized investment gains (losses) during the period.          85,300
   Unrealized investment gains (losses) relating to:
    DAC and DSI...........................................          (9,500)
    Deferred income tax benefit (expense).................         (26,570)
                                                             -------------
   Balance, end of period.................................   $      54,636
                                                             =============
      Change in net unrealized investment gains (losses)..   $      49,230
                                                             =============

Concentrations of Credit Risk

   There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both September 30, 2016 and December 31, 2015.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

4. Investments (continued)


Invested Assets on Deposit

   Invested assets on deposit are presented below at estimated fair value for fixed maturity securities at:

                                                  September 30, 2016 December 31, 2015
                                                  ------------------ -----------------
                                                             (In thousands)
Invested assets on deposit (regulatory deposits).   $        1,691      $        1,534

Variable Interest Entities

   The Company is involved with certain legal entities that are variable interest entities ("VIEs"). In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, it would be deemed the primary beneficiary or consolidator of the entity. The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity.

  Consolidated VIEs

    There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at both September 30, 2016 and December 31, 2015.

  Unconsolidated VIEs

    The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                   September 30, 2016     December 31, 2015
                                  --------------------- ---------------------
                                              Maximum               Maximum
                                  Carrying  Exposure to Carrying  Exposure to
                                   Amount    Loss (1)    Amount    Loss (1)
                                  --------- ----------- --------- -----------
                                                (In thousands)
  Fixed maturity securities AFS:
  Structured Securities (2)...... $ 265,704   $ 265,704 $ 254,548   $ 254,548
  Foreign corporate..............     6,233       6,233        --          --
                                  --------- ----------- --------- -----------
     Total....................... $ 271,937   $ 271,937 $ 254,548   $ 254,548
                                  ========= =========== ========= ===========

--------
(1)The maximum exposure to loss relating to fixed maturity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor in mortgage-backed or asset-backed securities issued by trusts that do not have substantial equity.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

4. Investments (continued)


Net Investment Income

   The components of net investment income were as follows:

                                                            Nine Months
                                                               Ended
                                                           September 30,
                                                         -----------------
                                                           2016     2015
                                                         -------- --------
                                                          (In thousands)
     Investment income:
      Fixed maturity securities......................... $ 35,654 $ 35,866
      Mortgage loans....................................    5,240    5,152
      Cash, cash equivalents and short-term investments.       71       25
      Other.............................................      345      277
                                                         -------- --------
        Subtotal........................................   41,310   41,320
      Less: Investment expenses.........................    1,350    1,096
                                                         -------- --------
        Net investment income........................... $ 39,960 $ 40,224
                                                         ======== ========

   See "-- Related Party Investment Transactions" for discussion of affiliated investment expenses.

Net Investment Gains (Losses)

  Components of Net Investment Gains (Losses)

   The components of net investment gains (losses) were as follows:

                                                                           Nine Months
                                                                              Ended
                                                                          September 30,
                                                                        -----------------
                                                                          2016      2015
                                                                        --------  -------
                                                                          (In thousands)
Total gains (losses) on fixed maturity securities:
 Total OTTI losses recognized -- by sector and industry:
   U.S. and foreign corporate securities -- by industry:
     Industrial........................................................ $   (870) $    --
                                                                        --------  -------
       Total U.S. and foreign corporate securities.....................     (870)      --
                                                                        --------  -------
OTTI losses on fixed maturity securities recognized in earnings........     (870)      --
Fixed maturity securities -- net gains (losses) on sales and disposals.   (1,295)   4,176
                                                                        --------  -------
 Total gains (losses) on fixed maturity securities.....................   (2,165)   4,176
                                                                        --------  -------
Equity securities -- net gains (losses) on sales and disposals.........        6       --
Mortgage loans.........................................................      (40)    (141)
Other..................................................................       25      986
                                                                        --------  -------
   Total net investment gains (losses)................................. $ (2,174) $ 5,021
                                                                        ========  =======

   Gains (losses) from foreign currency transactions included within net investment gains (losses) were $5 thousand and $1.0 million for the nine months ended September 30, 2016 and 2015, respectively.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

4. Investments (continued)


  Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

    Investment gains and losses on sales of securities are determined on a specific identification basis. Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) were as shown in the table below.

                                                  Nine Months
                                                     Ended
                                                 September 30,
                                       -------------------------------------------
                                         2016          2015       2016     2015
                                        --------     ---------    ------   ------
                                       Fixed Maturity Securities Equity Securities
                                       ------------------------  -----------------
                                                 (In thousands)
       Proceeds....................... $ 44,566     $ 253,493    $  183   $   --
                                       ========     =========    ======   ======
       Gross investment gains......... $  1,006     $   7,108    $    6   $   --
       Gross investment losses........   (2,301)       (2,932)       --       --
       OTTI losses....................     (870)           --        --       --
                                       --------     ---------    ------   ------
        Net investment gains (losses). $ (2,165)    $   4,176    $    6   $   --
                                       ========     =========    ======   ======

Related Party Investment Transactions

   The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $1.3 million and $1.1 million for the nine months ended September 30, 2016 and 2015, respectively.

5. Derivatives

Accounting for Derivatives

  Freestanding Derivatives

    Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the estimated fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

    If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

  Hedge Accounting

    To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

    . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) -- effectiveness in other comprehensive income (loss)

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

5. Derivatives (continued)

       ("OCI") (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

    The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported on the statement of operations within interest income or interest expense to match the location of the hedged item.

    In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

    The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

    When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

    When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

    In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

  Embedded Derivatives

    The Company sells variable annuities and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

    . the combined instrument is not accounted for in its entirety at estimated fair value with changes in estimated fair value recorded in earnings;

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

5. Derivatives (continued)


    . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and

    . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried on the balance sheet at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

    See Note 6 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

    Derivatives are financial instruments with values derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The Company primarily uses foreign currency swaps.

  Foreign Currency Exchange Rate Derivatives

    The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets denominated in foreign currencies.

    In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in cash flow and nonqualifying hedging relationships.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

5. Derivatives (continued)


Primary Risks Managed by Derivatives

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                September 30, 2016             December 31, 2015
                                                          ------------------------------ -----------------------------
                                                           Gross   Estimated Fair Value   Gross   Estimated Fair Value
                                                          Notional --------------------- Notional --------------------
                        Primary Underlying Risk Exposure   Amount   Assets   Liabilities  Amount   Assets  Liabilities
                        --------------------------------  -------- -------- ------------ -------- -------- -----------
                                                                               (In thousands)
Derivatives Designated as Hedging Instruments
Cash flow hedges:
Foreign currency swaps. Foreign currency exchange rate    $ 34,226 $  4,871  $       4   $ 32,389 $  3,386  $      --
Derivatives Not Designated or Not Qualifying as Hedging
 Instruments
Foreign currency swaps. Foreign currency exchange rate      14,063    4,199         --     14,063    1,595         --
                                                          -------- --------  ---------   -------- --------  ---------
  Total................                                   $ 48,289 $  9,070  $       4   $ 46,452 $  4,981  $      --
                                                          ======== ========  =========   ======== ========  =========

Net Derivative Gains (Losses)

    The components of net derivative gains (losses) were as follows:

                                                              Nine Months
                                                                 Ended
                                                             September 30,
                                                           ------------------
                                                             2016      2015
                                                           --------- --------
                                                             (In thousands)
  Freestanding derivatives and hedging gains (losses) (1). $   2,245 $    901
  Embedded derivatives gains (losses).....................   151,410   70,834
                                                           --------- --------
   Total net derivative gains (losses).................... $ 153,655 $ 71,735
                                                           ========= ========

--------
(1)Includes foreign currency transaction gains (losses) on hedged items in cash flow and nonqualifying hedging relationships, which are not presented elsewhere in this note.

  The Company recognized net investment income from settlement payments related to qualifying hedges of $410 thousand and $271 thousand for the nine months ended September 30, 2016 and 2015, respectively.

  The Company recognized net derivative gains (losses) from settlement payments related to nonqualifying hedges of $193 thousand and $159 thousand for the nine months ended September 30, 2016 and 2015, respectively.

Nonqualifying Derivatives and Derivatives for Purposes Other Than Hedging

  The Company recognized net derivatives gains (losses) from foreign currency exchange rate derivatives that were not designated or not qualifying as hedging instruments of $2.6 million and $1.1 million for the nine months ended September 30, 2016 and 2015, respectively.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

5. Derivatives (continued)


Cash Flow Hedges

  The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets, as cash flow hedges, when they have met the requirements of cash flow hedging.

  In certain instances, the Company discontinues cash flow hedge accounting when the forecasted transactions are no longer probable of occurring. When such forecasted transactions are not probable of occurring within two months of the anticipated date, the Company reclassifies certain amounts from AOCI into net derivative gains (losses). For both the nine months ended September 30, 2016 and 2015, there were no amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges.

  There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, at both September 30, 2016 and December 31, 2015.

  At September 30, 2016 and December 31, 2015, the balance in AOCI associated with foreign currency swaps designated and qualifying as cash flow hedges was $4.6 million and $3.2 million, respectively.

  Gains (losses) deferred in AOCI related to foreign currency swaps were $1.5 million and $1.8 million for the nine months ended September 30, 2016 and 2015, respectively. For the nine months ended September 30, 2016, the Company reclassified $5 thousand into net derivative gains (losses) related to foreign currency swaps. For the nine months ended September 30, 2015, no amounts were reclassified into net derivative gains (losses) related to foreign currency swaps. For the nine months ended September 30, 2016, the amounts the Company recognized in net derivative gains (losses) representing the ineffective portion of all cash flow hedges were not significant. For the nine months ended September 30, 2015, the Company recognized $1 thousand in net derivative gains (losses) representing the ineffective portion of all cash flow hedges.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

  At September 30, 2016, the Company expects to reclassify $444 thousand of deferred net gains (losses) on derivatives in AOCI to earnings within the next 12 months.

Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by its counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

 Notes to the Interim Condensed Financial Statements (Unaudited)--(Continued)

5. Derivatives (continued)

Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

  See Note 6 for a description of the impact of credit risk on the valuation of derivatives.

  The estimated fair values of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral were as follows at:

                                                                    September 30, 2016     December 31, 2015
                                                                  ---------------------  ---------------------
Derivatives Subject to a Master Netting Arrangement or a Similar
Arrangement                                                        Assets   Liabilities   Assets   Liabilities
----------------------------------------------------------------  --------  -----------  --------  -----------
                                                                                 (In thousands)
 Gross estimated fair value of derivatives:
  OTC-bilateral (1).............................................. $  9,311      $     2  $  5,137     $     --
                                                                  --------  -----------  --------  -----------
    Total gross estimated fair value of derivatives (1)..........    9,311            2     5,137           --
 Amounts offset on the balance sheets............................       --           --        --           --
                                                                  --------  -----------  --------  -----------
 Estimated fair value of derivatives presented on the balance
   sheets (1)....................................................    9,311            2     5,137           --
 Gross amounts not offset on the balance sheets:
 Gross estimated fair value of derivatives: (2)
  OTC-bilateral..................................................       (2)          (2)       --           --
 Cash collateral: (3)
  OTC-bilateral..................................................   (7,229)          --    (3,300)          --
 Securities collateral: (4)
  OTC-bilateral..................................................   (1,934)          --      (560)          --
                                                                  --------  -----------  --------  -----------
 Net amount after application of master netting agreements and
   collateral.................................................... $    146      $    --  $  1,277     $     --
                                                                  ========  ===========  ========  ===========

--------
(1)At September 30, 2016 and December 31, 2015, derivative assets included income or expense accruals reported in accrued investment income or in other liabilities of $241 thousand and $156 thousand, respectively, and derivative liabilities included income or expense accruals reported in accrued investment income or in other liabilities of ($2) thousand and $0, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received is included in cash and cash equivalents or in short-term investments, and the obligation to return it is included in payables for collateral under derivatives transactions on the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At September 30, 2016 and December 31, 2015, the Company received excess cash collateral of $221 thousand and $0, respectively. At both September 30, 2016 and December 31, 2015, the Company did not provide any excess cash collateral.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or re-pledge this collateral, but at September 30, 2016, none of the collateral had been sold or re-pledged. Securities collateral pledged by the Company is reported in fixed maturity securities on the balance sheet. Subject to

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

5. Derivatives (continued)

   certain constraints, the counterparties are permitted by contract to sell or re-pledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At both September 30, 2016 and December 31, 2015, the Company did not receive or provide any excess securities collateral.

    The Company's collateral arrangements for its OTC-bilateral derivatives generally require the party in a net liability position, after considering the effect of netting agreements, to pledge collateral when the estimated fair value of that party's derivatives reaches a minimum transfer amount. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's Investors Service and Standard & Poor's Ratings Services ("S&P"). If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

    At both September 30, 2016 and December 31, 2015, the Company held no OTC-bilateral derivatives that were in a net liability position after considering the effect of netting agreements. The Company's collateral arrangements require both parties to be fully collateralized, as such, the Company would not be required to post additional collateral as a result of a downgrade in its financial strength rating.

Embedded Derivatives

  The Company issues certain products that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; and affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs.

  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                     September 30, December 31,
                                        Balance Sheet Location           2016          2015
                                    -------------------------------- ------------- ------------
                                                                           (In thousands)
Net embedded derivatives within asset host contracts:
Ceded guaranteed minimum benefits.. Premiums, reinsurance and other
                                      receivables                      $ 520,937    $ 306,863
Net embedded derivatives within liability host contracts:
Direct guaranteed minimum benefits. Policyholder account balances      $  26,578    $ (53,518)

   The following table presents changes in estimated fair value related to embedded derivatives:

                                                      Nine Months
                                                         Ended
                                                     September 30,
                                                   ------------------
                                                     2016      2015
                                                   --------- --------
                                                     (In thousands)
           Net derivative gains (losses) (1), (2). $ 151,410 $ 70,834

--------
(1)The valuation of direct guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were $2.6 million and

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

5. Derivatives (continued)

   $2.0 million for the nine months ended September 30, 2016 and 2015, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were ($50.9) million and ($4.6) million for the nine months ended September 30, 2016 and 2015, respectively.

(2)See Note 10 for discussion of affiliated net derivative gains (losses).

6. Fair Value

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

Recurring Fair Value Measurements

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below.

                                                                  September 30, 2016
                                                      -------------------------------------------
                                                           Fair Value Hierarchy         Total
                                                      ------------------------------- Estimated
                                                       Level 1    Level 2    Level 3  Fair Value
                                                      --------- ----------- --------- -----------
                                                                    (In thousands)
Assets
Fixed maturity securities:
 U.S. corporate...................................... $      -- $   555,814 $  30,279 $   586,093
 CMBS................................................        --     137,356     5,202     142,558
 Foreign corporate...................................        --      89,495    27,529     117,024
 U.S. government and agency..........................   153,591      60,572        --     214,163
 RMBS................................................        --     105,710     8,148     113,858
 State and political subdivision.....................        --      50,792        --      50,792
 ABS.................................................        --       9,288        --       9,288
 Foreign government..................................        --      11,572        --      11,572
                                                      --------- ----------- --------- -----------
   Total fixed maturity securities...................   153,591   1,020,599    71,158   1,245,348
                                                      --------- ----------- --------- -----------
Short-term investments...............................    24,969       5,499        --      30,468
Derivative assets: (1)
   Foreign currency exchange rate....................        --       9,070        --       9,070
Net embedded derivatives within asset host contracts
  (2)................................................        --          --   520,937     520,937
Separate account assets (3)..........................        --   4,840,474        --   4,840,474
                                                      --------- ----------- --------- -----------
     Total assets.................................... $ 178,560 $ 5,875,642 $ 592,095 $ 6,646,297
                                                      ========= =========== ========= ===========
Liabilities
Derivative liabilities: (1)
   Foreign currency exchange rate.................... $      -- $         4 $      -- $         4
Net embedded derivatives within liability host
  contracts (2)......................................        --          --    26,578      26,578
                                                      --------- ----------- --------- -----------
     Total liabilities............................... $      -- $         4 $  26,578 $    26,582
                                                      ========= =========== ========= ===========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

6. Fair Value (continued)


                                                                       December 31, 2015
                                                          -------------------------------------------
                                                               Fair Value Hierarchy          Total
                                                          ------------------------------   Estimated
                                                          Level 1    Level 2    Level 3    Fair Value
                                                          -------- ----------- ---------  -----------
                                                                         (In thousands)
Assets
Fixed maturity securities:
 U.S. corporate.......................................... $     -- $   522,888 $  29,046  $   551,934
 CMBS....................................................       --     126,894     5,215      132,109
 Foreign corporate.......................................       --      90,307    26,143      116,450
 U.S. government and agency..............................   65,364      49,594        --      114,958
 RMBS....................................................       --      95,828     8,647      104,475
 State and political subdivision.........................       --      45,148        --       45,148
 ABS.....................................................       --      17,964        --       17,964
 Foreign government......................................       --       4,177        --        4,177
                                                          -------- ----------- ---------  -----------
   Total fixed maturity securities.......................   65,364     952,800    69,051    1,087,215
                                                          -------- ----------- ---------  -----------
Short-term investments...................................      500      17,984        --       18,484
Derivative assets: (1)
 Foreign currency exchange rate..........................       --       4,981        --        4,981
Net embedded derivatives within asset host contracts
  (2)....................................................       --          --   306,863      306,863
Separate account assets (3)..............................       --   4,792,140        --    4,792,140
                                                          -------- ----------- ---------  -----------
     Total assets........................................ $ 65,864 $ 5,767,905 $ 375,914  $ 6,209,683
                                                          ======== =========== =========  ===========
Liabilities
Derivative liabilities: (1)
 Foreign currency exchange rate.......................... $     -- $        -- $      --  $        --
Net embedded derivatives within liability host contracts
  (2)....................................................       --          --   (53,518)     (53,518)
                                                          -------- ----------- ---------  -----------
     Total liabilities................................... $     -- $        -- $ (53,518) $   (53,518)
                                                          ======== =========== =========  ===========

--------
(1)Derivative assets are presented within other invested assets on the balance sheets and derivative liabilities are presented within other liabilities on the balance sheets. The amounts are presented gross in the tables above to reflect the presentation on the balance sheets.

(2)Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables on the balance sheets. Net embedded derivatives within liability host contracts are presented within policyholder account balances on the balance sheets.

(3)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

   The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

6. Fair Value (continued)


  Investments

   Valuation Controls and Procedures

     On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third-party pricing providers and the controls and procedures to evaluate third-party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife Inc.'s Board of Directors regarding compliance with fair value accounting standards.

     The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. Independent non-binding broker quotations were not utilized at September 30, 2016.

     The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

   Securities and Short-term Investments

     When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

6. Fair Value (continued)


    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

    The valuation of all instruments listed below is determined using independent pricing sources, matrix pricing, discounted cash flow methodologies or other similar techniques that use either observable market inputs or unobservable inputs.

                            Level 2                                 Level 3
Instrument             Observable Inputs                      Unobservable Inputs
--------------------------------------------------------------------------------------------
Fixed Maturity Securities
--------------------------------------------------------------------------------------------
 U.S. corporate and Foreign corporate securities
--------------------------------------------------------------------------------------------
             Valuation Techniques: Principally the   Valuation Techniques: Principally the
              market and income approaches.           market approach.
             Key Inputs:                             Key Inputs:
             . quoted prices in markets that are     . illiquidity premium
                not active                           . delta spread adjustments to reflect
             . benchmark yields; spreads off            specific credit-related issues
                benchmark yields; new issuances;     . credit spreads
                issuer rating                        . quoted prices in markets that are
             . trades of identical or comparable        not active for identical or
                securities; duration                    similar securities that are less
             . Privately-placed securities are          liquid and based on lower levels
                valued using the additional key         of trading activity than
                inputs:                                 securities classified in Level 2
                . market yield curve; call           . independent non-binding broker
                   provisions                           quotations
                . observable prices and spreads
                   for similar public or private
                   securities that incorporate the
                   credit quality and industry
                   sector of the issuer
                . delta spread adjustments to
                   reflect specific credit-related
                   issues
--------------------------------------------------------------------------------------------
 U.S. government and agency, State and political subdivision and Foreign government securities
--------------------------------------------------------------------------------------------
             Valuation Techniques: Principally the   . N/A
              market approach.
             Key Inputs:
             . quoted prices in markets that are
                not active
             . benchmark U.S. Treasury yield or
                other yields
             . the spread off the U.S. Treasury
                yield curve for the identical
                security
             . issuer ratings and issuer spreads;
                broker-dealer quotes
             . comparable securities that are
                actively traded
--------------------------------------------------------------------------------------------

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

6. Fair Value (continued)

                           Level 2                                Level 3
Instrument            Observable Inputs                     Unobservable Inputs
-----------------------------------------------------------------------------------------
 Structured Securities
-----------------------------------------------------------------------------------------
            Valuation Techniques: Principally the  Valuation Techniques: Principally the
             market and income approaches.          market and income approaches.
            Key Inputs:                            Key Inputs:
            . quoted prices in markets that are    . credit spreads
               not active                          .  quoted prices in markets that are
            . spreads for actively traded             not active for identical or
               securities; spreads off benchmark      similar securities that are less
               yields                                 liquid and based on lower levels
            . expected prepayment speeds and          of trading activity than
               volumes                                securities classified in Level 2
            . current and forecasted loss          . independent non-binding broker
               severity; ratings; geographic          quotations
               region
            . weighted average coupon and
               weighted average maturity
            . average delinquency rates;
               debt-service coverage ratios
            . issuance-specific information,
               including, but not limited to:
               . collateral type; structure of
                  the security; vintage of the
                  loans
               . payment terms of the underlying
                  assets
               . payment priority within the
                  tranche; deal performance
-----------------------------------------------------------------------------------------
Short-term investments
-----------------------------------------------------------------------------------------
            . Short-term investments are of a      . N/A
               similar nature and class to the
               fixed maturity securities
               described above; accordingly, the
               valuation techniques and
               observable inputs used in their
               valuation are also similar to
               those described above.
-----------------------------------------------------------------------------------------
Separate Account Assets (1)
-----------------------------------------------------------------------------------------
 Mutual funds without readily determinable fair values as prices are not published publicly
-----------------------------------------------------------------------------------------
            Key Input:                             . N/A
            . quoted prices or reported net asset
               value provided by the fund managers
-----------------------------------------------------------------------------------------

--------
(1)Estimated fair value equals carrying value, based on the value of the underlying assets, including mutual funds.

  Derivatives

    The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

6. Fair Value (continued)

  interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

    The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

    Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

    The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk-free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

   Freestanding Derivatives

    Level 2 Valuation Techniques and Key Inputs:

      This level includes all types of derivatives utilized by the Company. These derivatives are principally valued using the income approach.

      Freestanding derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques. Key inputs are as follows:

              Instrument                   Foreign Currency Exchange Rate
 -----------------------------------------------------------------------------
 Inputs common to Level 2 by            .  swap yield curves
   instrument type                      .  basis curves
                                        .  currency spot rates
                                        .  cross currency basis curves

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

6. Fair Value (continued)


 Embedded Derivatives

    Embedded derivatives principally include certain direct variable annuity guarantees and certain affiliated ceded reinsurance agreements related to such variable annuity guarantees. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

    The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and certain GMIBs contain embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within policyholder account balances on the balance sheets.

    The Company's actuarial department calculates the fair value of these embedded derivatives, which are estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk-free rates.

    Capital market assumptions, such as risk-free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

    The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife, Inc.'s debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife, Inc.

    Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

    The Company ceded to an affiliate the risk associated with certain of the GMIBs, GMABs and GMWBs described above. These reinsurance agreements contain embedded derivatives and are included within premiums, reinsurance and other receivables on the balance sheets with changes in estimated fair value

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

6. Fair Value (continued)

  reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

   Embedded Derivatives Within Asset and Liability Host Contracts

    Level 3 Valuation Techniques and Key Inputs:

      Direct guaranteed minimum benefits

         These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curves, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curves and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

      Reinsurance ceded on certain guaranteed minimum benefits

         These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct guaranteed minimum benefits" and also include counterparty credit spreads.

  Transfers between Levels

    Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

   Transfers between Levels 1 and 2:

      There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at September 30, 2016 and December 31, 2015.

   Transfers into or out of Level 3:

      Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

6. Fair Value (continued)


  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

    The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:


                                                                                                   September 30, 2016
                                                                                               -------------------------
                                                                                                                 Weighted
                               Valuation Techniques     Significant Unobservable Inputs            Range        Average (1)
                               -------------------- ---------------------------------------    -------------    -----------
Fixed maturity securities (3)
 U.S. corporate and foreign
  corporate................... . Matrix pricing     . Delta spread adjustments (4)               (96) -     73      (36)
                               ---------------------------------------------------------------------------------------------
 CMBS......................... . Market pricing     . Quoted prices (5)                          104  -    104      104
                               ---------------------------------------------------------------------------------------------
 RMBS......................... . Market pricing     . Quoted prices (5)                           69  -     98       88
                               ---------------------------------------------------------------------------------------------
Embedded derivatives
 Direct and ceded guaranteed   . Option pricing
  minimum benefits............   techniques         . Mortality rates:
                                                       Ages 0 - 40                                 0% -   0.09%
                                                       Ages 41 - 60                             0.04% -   0.65%
                                                       Ages 61 - 115                            0.26% -    100%
                                                    . Lapse rates:
                                                       Durations 1 - 10                         0.25% -    100%
                                                       Durations 11 - 20                           2% -    100%
                                                       Durations 21 - 116                          2% -    100%
                                                    . Utilization rates                            0% -     25%
                                                    . Withdrawal rates                          0.25% -     10%
                                                    . Long-term equity volatilities            17.40% -     25%
                                                    . Nonperformance risk spread                0.06% -   0.68%

                                                                                                   December 31, 2015
                                                                                               --------------------------
                                                                                                                 Weighted
                               Valuation Techniques     Significant Unobservable Inputs            Range        Average (1)
                               -------------------- ---------------------------------------    -------------    -----------
Fixed maturity securities (3)
 U.S. corporate and foreign
  corporate................... . Matrix pricing     . Delta spread adjustments (4)               (65) -     90        3
                               ---------------------------------------------------------------------------------------------
 CMBS......................... . Market pricing     . Quoted prices (5)                          104  -    104      104
                               ---------------------------------------------------------------------------------------------
 RMBS......................... . Market pricing     . Quoted prices (5)                           68  -     98       90
                               ---------------------------------------------------------------------------------------------
Embedded derivatives
 Direct and ceded guaranteed   . Option pricing
  minimum benefits............   techniques         . Mortality rates:
                                                       Ages 0 - 40                                 0% -   0.09%
                                                       Ages 41 - 60                             0.04% -   0.65%
                                                       Ages 61 - 115                            0.26% -    100%
                                                    . Lapse rates:
                                                       Durations 1 - 10                         0.25% -    100%
                                                       Durations 11 - 20                           3% -    100%
                                                       Durations 21 - 116                          3% -    100%
                                                    . Utilization rates                            0% -     25%
                                                    . Withdrawal rates                          0.25% -     10%
                                                    . Long-term equity volatilities            17.40% -     25%
                                                    . Nonperformance risk spread                0.04% -   0.52%

                                                                                                 Impact of
                                                                                                Increase in
                                                                                                 Input on
                                                                                                 Estimated
                               Valuation Techniques     Significant Unobservable Inputs        Fair Value (2)
                               -------------------- ---------------------------------------    --------------
Fixed maturity securities (3)
 U.S. corporate and foreign
  corporate................... . Matrix pricing     . Delta spread adjustments (4)               Decrease
                               -------------------------------------------------------------------------------
 CMBS......................... . Market pricing     . Quoted prices (5)                        Increase (6)
                               -------------------------------------------------------------------------------
 RMBS......................... . Market pricing     . Quoted prices (5)                         Increase (6)
                               -------------------------------------------------------------------------------
Embedded derivatives
 Direct and ceded guaranteed   . Option pricing
  minimum benefits............   techniques         . Mortality rates:
                                                       Ages 0 - 40                             Decrease (7)
                                                       Ages 41 - 60                            Decrease (7)
                                                       Ages 61 - 115                           Decrease (7)
                                                    . Lapse rates:
                                                       Durations 1 - 10                        Decrease (8)
                                                       Durations 11 - 20                       Decrease (8)
                                                       Durations 21 - 116                      Decrease (8)
                                                    . Utilization rates                        Increase (9)
                                                    . Withdrawal rates                             (10)
                                                    . Long-term equity volatilities            Increase (11)
                                                    . Nonperformance risk spread               Decrease (12)

--------
(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)The impact of a decrease in input would have the opposite impact on estimated fair value. For embedded derivatives, changes to direct guaranteed minimum benefits are based on liability positions; changes to ceded guaranteed minimum benefits are based on asset positions.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(8)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

6. Fair Value (continued)

   guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(9)The utilization rate assumption estimates the percentage of contractholders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(10)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(11)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(12)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

   The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3 use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

6. Fair Value (continued)


    The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                                                  Fair Value Measurements Using Significant
                                                                        Unobservable Inputs (Level 3)
                                                             --------------------------------------------------
                                                                  Fixed Maturity Securities
                                                             ----------------------------------
                                                                                                  Net Embedded
                                                             Corporate (1) Structured Securities Derivatives (2)
                                                             ------------- --------------------- ---------------
                                                                               (In thousands)
Nine Months Ended September 30, 2016
Balance, beginning of period................................  $    55,189      $      13,862      $    360,381
Total realized/unrealized gains (losses) included in net
  income (loss) (3) (4).....................................          (60)               213           151,410
Total realized/unrealized gains (losses) included in AOCI...        2,819               (207)               --
Purchases (5)...............................................        2,029                829                --
Sales (5)...................................................         (306)            (1,347)               --
Issuances (5)...............................................           --                 --                --
Settlements (5).............................................           --                 --           (17,432)
Transfers into Level 3 (6)..................................           --                 --                --
Transfers out of Level 3 (6)................................       (1,863)                --                --
                                                              -----------      -------------      ------------
Balance, end of period......................................  $    57,808      $      13,350      $    494,359
                                                              ===========      =============      ============
Nine Months Ended September 30, 2015
Balance, beginning of period................................  $    29,978      $       5,215      $    319,660
Total realized/unrealized gains (losses) included in net
  income (loss) (3) (4).....................................           44                  8            70,834
Total realized/unrealized gains (losses) included in AOCI...       (2,777)                99                --
Purchases (5)...............................................       17,346              8,028                --
Sales (5)...................................................         (216)              (220)               --
Issuances (5)...............................................           --                 --                --
Settlements (5).............................................           --                 --           (17,064)
Transfers into Level 3 (6)..................................           --                 --                --
Transfers out of Level 3 (6)................................           --                 --                --
                                                              -----------      -------------      ------------
Balance, end of period......................................  $    44,375      $      13,130      $    373,430
                                                              ===========      =============      ============
Changes in unrealized gains (losses) included in net income
  (loss) for the instruments still held at September 30,
  2016 (7)..................................................  $       (59)     $         212      $    156,272
Changes in unrealized gains (losses) included in net income
  (loss) for the instruments still held at September 30,
  2015 (7)..................................................  $       (12)     $           8      $     74,039

--------
(1)Comprised of U.S. and foreign corporate securities.

(2)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

(3)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

6. Fair Value (continued)

   with net embedded derivatives are included in net derivative gains (losses). Substantially all realized/unrealized gains (losses) included in net income
   (loss) for net derivatives and net embedded derivatives are reported in net derivatives gains (losses).

(4)Interest accruals, as well as cash interest coupons received, are excluded from the rollforward.

(5)Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(6)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(7)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods. Substantially all changes in unrealized gains (losses) included in net income (loss) for net embedded derivatives are reported in net derivative gains (losses).

Fair Value of Financial Instruments Carried at Other Than Fair Value

   The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income and payables for collateral under derivative transactions. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the tables below are not considered financial instruments subject to this disclosure.

   The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                             September 30, 2016
                                             ---------------------------------------------------
                                                            Fair Value Hierarchy
                                                         ---------------------------
                                                                                       Total
                                              Carrying                               Estimated
                                               Value     Level 1 Level 2   Level 3   Fair Value
                                             ----------- ------- ------- ----------- -----------
                                                               (In thousands)
Assets
Mortgage loans.............................. $   142,010  $   --  $   -- $   153,066 $   153,066
Premiums, reinsurance and other receivables. $   953,289  $   --  $  840 $ 1,093,312 $ 1,094,152
Liabilities
Policyholder account balances............... $ 1,229,334  $   --  $   -- $ 1,370,392 $ 1,370,392

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

6. Fair Value (continued)

                                                              December 31, 2015
                                             ---------------------------------------------------
                                                            Fair Value Hierarchy
                                                         ---------------------------
                                                                                       Total
                                              Carrying                               Estimated
                                               Value     Level 1 Level 2   Level 3   Fair Value
                                             ----------- ------- ------- ----------- -----------
                                                               (In thousands)
Assets
Mortgage loans.............................. $   141,278   $  --   $  -- $   149,037 $   149,037
Premiums, reinsurance and other receivables. $ 1,001,430   $  --   $  97 $ 1,100,556 $ 1,100,653
Liabilities
Policyholder account balances............... $ 1,292,144   $  --   $  -- $ 1,386,997 $ 1,386,997

   The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

  Mortgage Loans

     The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

  Premiums, Reinsurance and Other Receivables

     Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, and have been classified as Level
  3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

  Policyholder Account Balances

     These policyholder account balances include investment contracts which primarily include fixed deferred annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)


7. Equity

Accumulated Other Comprehensive Income (Loss)

   Information regarding changes in the balances of each component of AOCI was as follows:

                                                                     Nine Months
                                                                        Ended
                                                                  September 30, 2016
                                                    ---------------------------------------------
                                                        Unrealized
                                                     Investment Gains     Unrealized
                                                     (Losses), Net of   Gains (Losses)
                                                    Related Offsets (1) on Derivatives    Total
                                                    ------------------- -------------- ----------
                                                                    (In thousands)
Balance, beginning of period.......................    $       3,333      $    2,073   $    5,406
OCI before reclassifications.......................           72,250           1,459       73,709
Deferred income tax benefit (expense)..............          (25,326)           (511)     (25,837)
                                                       -------------      ----------   ----------
 AOCI before reclassifications, net of income tax..           50,257           3,021       53,278
Amounts reclassified from AOCI.....................            2,096              (5)       2,091
Deferred income tax benefit (expense)..............             (735)              2         (733)
                                                       -------------      ----------   ----------
 Amounts reclassified from AOCI, net of income tax.            1,361              (3)       1,358
                                                       -------------      ----------   ----------
Balance, end of period.............................    $      51,618      $    3,018   $   54,636
                                                       =============      ==========   ==========

                                                                     Nine Months
                                                                        Ended
                                                                  September 30, 2015
                                                    ---------------------------------------------
                                                        Unrealized
                                                     Investment Gains     Unrealized
                                                     (Losses), Net of   Gains (Losses)
                                                    Related Offsets (1) on Derivatives    Total
                                                    ------------------- -------------- ----------
                                                                    (In thousands)
Balance, beginning of period.......................    $      39,312      $      279   $   39,591
OCI before reclassifications.......................          (30,555)          1,761      (28,794)
Deferred income tax benefit (expense)..............           10,694            (616)      10,078
                                                       -------------      ----------   ----------
 AOCI before reclassifications, net of income tax..           19,451           1,424       20,875
Amounts reclassified from AOCI.....................           (4,224)             --       (4,224)
Deferred income tax benefit (expense)..............            1,479              --        1,479
                                                       -------------      ----------   ----------
 Amounts reclassified from AOCI, net of income tax.           (2,745)             --       (2,745)
                                                       -------------      ----------   ----------
Balance, end of period.............................    $      16,706      $    1,424   $   18,130
                                                       =============      ==========   ==========

--------
(1)See Note 4 for information on offsets to investments related to DAC and DSI.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

7. Equity (continued)


   Information regarding amounts reclassified out of each component of AOCI was as follows:

                                                       Amounts Reclassified     Statement of Operations and
AOCI Components                                            from AOCI        Comprehensive Income (Loss) Locations
------------------------------------------------------ -------------------  -------------------------------------
                                                          Nine Months
                                                             Ended
                                                         September 30,
                                                       -------------------
                                                         2016      2015
                                                       -------   --------
                                                         (In thousands)
Net unrealized investment gains (losses):
 Net unrealized investment gains (losses)............. $(2,158)  $  4,182      Net investment gains (losses)
 Net unrealized investment gains (losses).............      62        259      Net investment income
 Net unrealized investment gains (losses).............      --       (217)     Net derivative gains (losses)
                                                       -------   --------
   Net unrealized investment gains (losses), before
     income tax.......................................  (2,096)     4,224
   Income tax (expense) benefit.......................     735     (1,479)
                                                       -------   --------
   Net unrealized investment gains (losses), net of
     income tax.......................................  (1,361)     2,745
                                                       -------   --------
Unrealized gains (losses) on derivatives -- cash flow
  hedges:
 Foreign currency swaps...............................       5         --      Net derivative gains (losses)
                                                       -------   --------
   Gains (losses) on cash flow hedges, before
     income tax.......................................       5         --
   Income tax (expense) benefit.......................      (2)        --
                                                       -------   --------
   Gains (losses) on cash flow hedges, net of
     income tax.......................................       3         --
                                                       -------   --------
Total reclassifications, net of income tax............ $(1,358)  $  2,745
                                                       =======   ========

8. Other Expenses

   Information on other expenses was as follows:

                                                               Nine Months
                                                                  Ended
                                                              September 30,
                                                           ------------------
                                                             2016      2015
                                                           --------  --------
                                                             (In thousands)
 Compensation............................................. $  6,352  $  8,807
 Pension, postretirement and postemployment benefit costs.      608     1,000
 Commissions..............................................   12,536    17,310
 Volume-related costs.....................................    3,653     5,283
 Affiliated expenses on ceded reinsurance.................    7,798     8,216
 Capitalization of DAC....................................   (3,588)   (4,448)
 Premium taxes, licenses and fees.........................    2,107     2,093
 Professional services....................................    1,012     1,434
 Rent and related expenses................................      822       805
 Other....................................................   10,710     8,414
                                                           --------  --------
  Total other expenses.................................... $ 42,010  $ 48,914
                                                           ========  ========

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

8. Other Expenses (continued)


Affiliated Expenses

   Commissions and capitalization of DAC include the impact of affiliated reinsurance transactions. See Note 10 for a discussion of affiliated expenses included in the table above.

9. Contingencies, Commitments and Guarantees

Contingencies

 Litigation

  Sales Practices Claims

    Over the past several years, the Company has faced claims and regulatory inquiries and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products.

  Summary

    Various litigation, claims and assessments against the Company, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, investor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

    It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's net income or cash flows in particular quarterly or annual periods.

Commitments

  Mortgage Loan Commitments

    The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $3.5 million and $4.0 million at September 30, 2016 and December 31, 2015, respectively.

Guarantees

   In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

9. Contingencies, Commitments and Guarantees (continued)

guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

   In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

   The Company had no liability for indemnities, guarantees and commitments at both September 30, 2016 and December 31, 2015.

10. Related Party Transactions

Shared Service Agreements and Overhead Allocations

   The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include but are not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology, and distribution services. The Company is charged for these services based on direct and indirect costs. When specific identification is not practicable, an allocation methodology is used, primarily based on sales, in-force liabilities, or headcount. For certain agreements, charges are based on various performance measures or activity-based costing, such as sales, new policies/contracts issued, reserves, and in-force policy counts. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual cost incurred by the Company and/or affiliate. Management believes that the methods used to allocate expenses under these arrangements are reasonable. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $39.2 million and $47.4 million for the nine months ended September 30, 2016 and 2015, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $9.9 million and $11.0 million for the nine months ended September 30, 2016 and 2015, respectively. Revenues received from affiliates related to these agreements, recorded in other revenues, were $7.4 million and $7.9 million for the nine months ended September 30, 2016 and 2015, respectively.

   The Company had net receivables from affiliates, related to the items discussed above, of $4.1 million and $2.2 million at September 30, 2016 and December 31, 2015, respectively.

   See Note 4 for additional information on related party transactions.

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

10. Related Party Transactions (continued)


Sales Distribution Services

   In July 2016, MetLife, Inc. completed the sale to Massachusetts Mutual Life Insurance Company ("MassMutual") of MetLife's U.S. retail advisor force and certain assets associated with the MetLife Premier Client Group, including all of the issued and outstanding shares of MetLife's affiliated broker-dealer, MetLife Securities, Inc., a wholly-owned subsidiary of MetLife, Inc. MassMutual assumed all of the liabilities related to such assets and that arise or occur after the closing of the sale.

Related Party Reinsurance Transactions

   The Company has reinsurance agreements with certain of MetLife, Inc.'s subsidiaries, including Metropolitan Life Insurance Company ("MLIC"), MetLife USA and MetLife Reinsurance Company of Vermont ("MRV"), all of which are related parties.

   Information regarding the significant effects of affiliated reinsurance included on the interim condensed statements of operations and comprehensive income (loss) was as follows:

                                                                                       Nine Months
                                                                                          Ended
                                                                                      September 30,
                                                                                  --------------------
                                                                                     2016       2015
                                                                                  ---------  ---------
                                                                                     (In thousands)
Premiums
Reinsurance ceded................................................................ $ (31,030) $ (29,780)
Universal life and investment-type product policy fees
Reinsurance ceded................................................................ $  (2,738) $  (2,856)
Other revenues
Reinsurance ceded................................................................ $ (21,474) $ (16,736)
Policyholder benefits and claims
Reinsurance ceded................................................................ $ (57,597) $ (61,425)
Interest credited to policyholder account balances
Reinsurance ceded................................................................ $    (242) $    (167)
Amortization of deferred policy acquisition costs and value of business acquired
Reinsurance ceded................................................................ $  (2,203) $     145
Other expenses
Reinsurance ceded................................................................ $    (194) $   1,704

   Information regarding the significant effects of ceded affiliated reinsurance included on the interim condensed balance sheets was as follows at:

                                                                  September 30, 2016  December 31, 2015
                                                                  ------------------  -----------------
Assets
Premiums, reinsurance and other receivables......................     $    1,677,128     $    1,513,398
Deferred policy acquisition costs and value of business acquired.            (26,554)           (26,429)
                                                                  ------------------  -----------------
 Total assets....................................................     $    1,650,574     $    1,486,969
                                                                  ==================  =================

                   First MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

Notes to the Interim Condensed Financial Statements (Unaudited) -- (continued)

10. Related Party Transactions (continued)

                                     September 30, 2016 December 31, 2015
                                     ------------------ -----------------
      Liabilities
      Other policy-related balances.   $       (2,207)   $       (1,023)
      Other liabilities.............          424,165           430,846
                                       --------------    --------------
       Total liabilities............   $      421,958    $      429,823
                                       ==============    ==============

   The Company ceded risks to an affiliate related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their estimated fair value are included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were $263.7 million and $185.0 million at September 30, 2016 and December 31, 2015, respectively. Net derivative gains (losses) associated with the embedded derivatives were $77.2 million and $22.9 million for the nine months ended September 30, 2016 and 2015, respectively.

   The Company ceded 100% of certain variable annuities including guaranteed minimum benefit guarantees on a modified coinsurance basis to MLIC. Certain contractual features of this agreement qualify as embedded derivatives, which are separately accounted for at estimated fair value on the Company's balance sheets. The embedded derivatives associated with this cession are included within premiums, reinsurance and other receivables and were $257.2 million and $121.9 million at September 30, 2016 and December 31, 2015, respectively. Net derivative gains (losses) associated with the embedded derivatives were $135.3 million and $73.7 million for the nine months ended September 30, 2016 and 2015, respectively.

11. Subsequent Events

   The Company has evaluated events subsequent to September 30, 2016 through February 6, 2017, which is the date these financial statements were available to be issued.

   Effective January 1, 2017, the Company executed a novation and assignment of a reinsurance agreement under which MLIC reinsured certain variable annuities, including GMxBs. As a result of the novation and assignment, the reinsurance agreement is now between MetLife USA, as reinsurer, and the Company. The transaction is treated as a termination of the existing reinsurance agreement with recognition of a loss and a new reinsurance agreement with no recognition of a gain or loss. The transaction resulted in an increase in other liabilities of approximately $169.1 million. The Company will recognize a loss of approximately $109.9 million, net of income tax, as a result of this transaction.

   Effective December 27, 2016, the Company recaptured level premium term business previously reinsured to MRV, an affiliate. This recapture resulted in a decrease in cash and cash equivalents of approximately $27.2 million, a decrease in premiums, reinsurance and other receivables of approximately $93.7 million and a decrease in other liabilities of approximately $158.1 million. The Company will recognize a gain of approximately $24.2 million, net of income tax, as a result of this recapture.

   Effective November 1, 2016, the Company recaptured certain single premium deferred annuity contracts previously reinsured to MLIC, an affiliate. This recapture resulted in an increase in investments and cash and cash equivalents of approximately $933.4 million and an increase in DAC of approximately $22.9 million, offset by a decrease in premiums, reinsurance and other receivables of approximately $922.6 million. The Company will recognize a gain of approximately $21.9 million, net of income tax, as a result of this recapture.

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


                                     PART C


                               OTHER INFORMATION



ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


a. Financial Statements

The following financial statements comprising each of the Sub-Accounts of the Separate Account are included in Part B hereof:

1. Report of Independent Registered Public Accounting Firm.

2. Statements of Assets and Liabilities as of December 31, 2015.

3. Statements of Operations for the year ended December 31, 2015.

4. Statements of Changes in Net Assets for the years ended December 31, 2015 and 2014.

5. Notes to the Financial Statements.

The unaudited interim financial statements comprising each of the Sub-Accounts of the Separate Account are included in Part B hereof and include:

1. Unaudited Interim Statements of Assets and Liabilities as of
September 30, 2016

2. Unaudited Interim Statements of Operations for the nine months ended September 30, 2016

3. Unaudited Interim Statements of Changes in Net Assets for the nine months ended September 30, 2016 and the year ended December 31, 2015

4. Notes to the Unaudited Financial Statements

The following financial statements of the Company are included in Part B hereof:

1. Report of Independent Registered Public Accounting Firm.

2. Balance Sheets as of December 31, 2015 and 2014.

3. Statements of Operations for the years ended December 31, 2015, 2014 and
2013.

4. Statements of Comprehensive Income (Loss) for the years ended December 31, 2015, 2014 and 2013.

5. Statements of Stockholder's Equity for the years ended December 31, 2015, 2014 and 2013.

6. Statements of Cash Flows for the years ended December 31, 2015, 2014 and
2013.

7. Notes to the Financial Statements.

The unaudited interim condensed financial statements of the Company are included in Part B hereof and include:

1. Unaudited Interim Condensed Balance Sheets as of September 30,
2016 and December 31, 2015

2. Unaudited Interim Condensed Statements of Operations and Comprehensive Income
(Loss) for the nine months ended September 30, 2016 and 2015

3. Unaudited Interim Condensed Statements of Stockholder's Equity for the nine months ended September 30, 2016 and 2015

4. Unaudited Interim Condensed Statements of Cash Flows for the nine months ended September 30, 2016 and 2015

5. Notes to the Unaudited Interim Condensed Financial Statements


b. Exhibits


1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account.(1)


2.             Not Applicable.


3. (i) Principal Underwriting and Distribution Agreement (Brighthouse Securities, LLC) (filed herewith)


   (ii)        Sales Agreement (Brighthouse Securities, LLC) (filed herewith)


4. (i) Individual Flexible Purchase Payment Deferred Variable Annuity Contract. [cover 6010 (3/07) and base 6010 (3/07)]. (filed herewith)


   (ii)        Death Benefit Rider - (Principal Protection) 6015 (02/02).
               (filed herewith)


   (iii) Death Benefit Rider - (Annual Step-Up). 6017 (02/02) (filed herewith)


   (iv) Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider 6021 (02/02) (filed herewith)


   (v) Waiver of Withdrawal Charge for Terminal Illness Rider 6022 (02/02) (filed herewith)


   (vi)        Unisex Annuity Rates Rider. (2)


   (vii) Individual Retirement Annuity Qualification Endorsement 7-E-14 (11/15) (filed herewith)


   (viii) Roth Individual Retirement Annuity Endorsement 7-E-15 (11/15) (filed herewith)


   (ix)        Form of Contract Schedule 7-4-CGLWB-1 (02/15) (filed herewith)


   (x) Designated Beneficiary Non-Qualified Annuity Endorsement FMLI-NQ-1 (11/05)-I (filed herewith)


   (xi) Form of Guaranteed Lifetime Withdrawal Benefit Rider 7-4-GLWB-1 (02/15) (filed herewith)

   (xii) Non-Qualified Annuity Endorsement 7-E-16 (11/15) (filed herewith)


   (xiii)      Form of Contract Schedule 7-C2PO (8/16) (filed herewith)


5. Form of Variable Annuity Application PO-APP-NY (10/16) (filed herewith)


6. (i)         Copy of Amended Charter of the Company (23)


   (ii)        Copy of Amended and Restated Bylaws of the Company (23)


7. Reinsurance Agreement between First MetLife Investors Insurance Company and Metropolitan Life Insurance Company (dated November 1, 2014) (22)


8. (i) (a)     Participation Agreement among Met Investors Series Trust, Met
               Investors Advisory Corp., MetLife Investors Distribution Company and First MetLife Investors Insurance Company (February 12,
               2001). (3)


   (b) Amendment to Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and First MetLife Investors Insurance Company (dated May 1, 2009) (17)


   (c) Amendment to Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and First MetLife Investors Insurance Company (effective April 30, 2010) (17)


   (ii) (a) Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisors, LLC, Metropolitan Life Insurance Company and First MetLife Investors Insurance Company (effective July 1,
               2004). (5)


   (b) Amendment to Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife Investors Distribution Company and First MetLife Investors Insurance Company (effective April 30, 2010) (17)


   (c) Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife Securities, Inc. and First MetLife Investors Insurance Company (effective April 30, 2007)
               (9)


   (iii) Participation Agreement Among First MetLife Investors Insurance Company, MetLife Investors Distribution Company, Alliance Capital Management L.P. and Alliance Bernstein Investment Research and Management, Inc. (effective 12-01-05) (6)


   (iv) (a) Fund Participation Agreement Among First MetLife Investors Insurance Company, American Funds Insurance Series and Capital Research and Management Company (effective 04-29-03)(7)


   (b) First Amendment the Fund Participation Agreement Among First MetLife Investors Insurance Company, American Funds Insurance Series and Capital Research and Management Company dated November 1, 2005 (effective 01-01-2007) (10)


   (c) Amendment to the Participation Agreement among American Funds Insurance Series, Capital Research and Management Company and First MetLife Investors Insurance Company (15)


   (v) (a) Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., First MetLife Investors Insurance Company and MetLife Investors Distribution Company (effective 09-01-05); Amendment dated 09-01-05; Amendment dated 05-03-04; Amendment dated 11-01-05.
               (6)


   (b) Amendment No. 4 to Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., First MetLife Investors Insurance Company and MetLife Investors Distribution Company (effective 04-30-07)(11)


   (c) Amendment to the Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., First MetLife Investors Insurance Company and MetLife Distribution Company (15)


   (d) Amendment to the Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., First MetLife Investors Insurance Company and MetLife Distribution Company (21)


   (vi) (a) Participation Agreement Among Pioneer Variable Contracts Trust, First MetLife Investors Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (effective 11-01-2005) (6)

   (b) Amendment to the Participation Agreement Among Pioneer Variable Contracts Trust, First MetLife Investors Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (effective 4-28-2011) (20)


   (c) Amendment No. 2 to the Participation Agreement between First MetLife Investors Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (filed herewith)


   (vii) Participation Agreement Among Fidelity Variable Insurance Products Funds, Fidelity Distribution Corporation and First MetLife Investors Insurance Company (effective 11-01-2005) (6)


   (viii) (a)  Participation Agreement Among Oppenheimer Variable Account
               Funds, Oppenheimer Funds, Inc. and First MetLife Investors Insurance Company (effective 02-23-06) (12)


   (b) Amendment to the Participation Agreement Among Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and First MetLife Investors Insurance Company (effective 11-1-11) (20)


   (ix) (a) Participation Agreement Among Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investor Services, LLC, Legg Mason Partners Fund Advisor, LLC and First MetLife Investors Insurance Company (13)


   (b) Amendment to the Participation Agreement among Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investor Services, LLC, Legg Mason Partners Fund Advisor, LLC and First MetLife Investors Insurance Company (18)


   (x) Net Worth Maintenance Agreement between MetLife, Inc. and First MetLife Investors Insurance Company (effective December 31,
               2002) (8)


9.             Opinion and Consent of Counsel (filed herewith)


10. (i) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor and the Registrant. (filed herewith)


   (ii) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for MetLife, Inc. (filed herewith)


11.            Not Applicable.


12.            Not Applicable.


13. Powers of Attorney for Kimberly A. Berwanger, Norse N. Blazzard, David W. Chamberlin, Richard A. Hemmings, Kieran Mullins, Richard C. Pearson, and Lynn A. Dumais (filed herewith)

------------
(1) incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File Nos. 033-74174 and 811-08306) as electronically filed on December 30, 1999.

(2) incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-96773 and 811-08306) as electronically filed on July 19, 2002.

(3) incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos. 333-96773 and 811-08306) as electronically filed on October 15, 2002.

(4) incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File Nos. 333-96773 and 811-08306) as electronically filed on November 2, 2004.

(5) incorporated herein by reference to Registrant's Post-effective Amendment No. 8 to Form N-4 (File Nos. 333-96773 and 811-08306) as electronically filed on October 7, 2005.

(6) incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File Nos. 333-125617 and 811-08306) as electronically filed on April 21, 2006.

(7)   incorporated herein by reference to MetLife Investors USA Separate
     Account A's Post-Effective Amendment No.10 to Form N-4 (File Nos. 333-54464 and 811-03365) as electronically filed on April 24, 2006.

(8) incorporated herein by reference to Registrant's Post-Effective Amendment No. 10 to Form N-4 (Files Nos. 333-96773 and 811-08306) filed electronically on April 21, 2006.

(9) incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (Files Nos. 333-96777 and 811-08306) filed electronically on April 18, 2007.

(10) incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (Files Nos. 333-96773 and 811-08306) filed electronically on April 18, 2007.

(11) incorporated herein by reference to Registrant's Post-Effective Amendment No. 16 to Form N-4(File Nos. 333-96777 and 811-08306) filed electronically on October 31, 2007.

(12) incorporated herein by reference to Registrant's Post-Effective Amendment No. 5 to Form N-4(File Nos. 333-137969 and 811-08306) filed electronically on April 18, 2008.

(13) incorporated herein by reference to Registrant's Post-Effective Amendment No. 6 to Form N-4(File Nos. 333-137969 and 811-08306) filed electronically on April 16, 2009.

(14) incorporated herein by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4(File Nos. 333-156646 and 811-08306) filed electronically on March 22, 2010.


(15) incorporated herein by reference to Registrant's Post-Effective Amendment No. 24 to Form N-4(File Nos. 333-96773 and 811-08306) filed electronically on April 14, 2011.


(16) incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File Nos. 333-176680 and 811-08306) as electronically filed on April 18, 2012.


(17) incorporated herein by reference to Registrant's Initial Registration Statement on Form N-4 (File Nos.333-179240 and 811-08306) filed electronically on January 30, 2012.


(18) incorporated herein by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File Nos. 333-137969 and 811-08306) filed electronically on April 15, 2011.


(19) incorporated herein by reference to Registrant's Post-Effective Amendment No. 12 to Form N-4 (File Nos. 333-176680 and 811-08306) filed electronically on April 17, 2013.


(20) incorporated herein by reference to Registrant's Post-Effective Amendment No. 11 to Form N-4 (File Nos. 333-137969 and 811-08306) filed electronically on April 19, 2012.


(21) incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4 (File Nos. 333-137969 and 811-08306) filed electronically on April 18, 2013.


(22) incorporated herein by reference to Registrant's Post-Effective Amendment No. 14 to Form N-4 (File Nos. 333-176680 and 811-08306) filed electronically on April 22, 2015.


(23) incorporated by reference to the Company's Amendment No. 1 to Form 10 (File No. 000-55705) as electronically filed on December 23, 2016.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   -------------------------------------



Kieran R. Mullins                   President, Chairman of the Board, and Chief Executive Officer and
Gragg Building                      Director
11225 North Community House Road
Charlotte, NC 28277



Kimberly A. Berwanger          Vice President and Director
1095 Avenue of the Americas
New York, NY 10036



Norse N. Blazzard             Director
6278 North Federal Highway
Suite 390
Ft. Lauderdale, FL 33308



Richard A. Hemmings             Director
Fidelity Life Association
1211 West 22nd Street, # 209
Oak Brook, IL 60026



Richard C. Pearson        Director
598 Los Arboles Lane
San Marino, CA 91108



Bruce Schindler                Director
1095 Avenue of the Americas
New York, NY 10036



David W. Chamberlin        Director, Vice President, Chief Accounting Officer (principal
18210 Crane Nest Drive     accounting officer) and Controller
Tampa, FL 33647

Lynn A. Dumais          Vice President and Chief Financial Officer
18210 Crane Nest Dr.
Tampa, FL 33647



Daniel Burt Arrington               Vice President and Secretary
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Jin Chang                           Vice President and Treasurer
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Christine M. DeBiase                Vice President and Assistant Secretary
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Meghan S. Doscher                   Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Tara Figard                         Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Jason Frain                         Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Jeffrey Halperin                    Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



James Hamalainen                    Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Alan L. Igielski                    Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Meredith Ratajczak                  Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Robert Kenneth Samuelson III        Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Andrew DeMarco                      Vice President-Illustration Officer
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



James Wiviott             Vice President and Chief Investment Officer
334 Madison Avenue
Morristown, NJ 07960



Phyllis Zanghi                      Vice President and Tax Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Gregory E. Illson                   Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Timothy McLinden        Vice President
277 Park Avenue
46th Floor
New York, NY 10172



Janet Morgan                   Vice President, Treasury
1095 Avenue of the Americas
New York, NY 10036



Scott Peterson                  Vice President, Treasury
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101



Mark S. Reilly                      Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of Brighthouse Life Insurance Company of NY under New York state insurance law. Brighthouse Life Insurance Company of NY is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                            AS OF December 31, 2016

The following is a list of subsidiaries of MetLife, Inc. updated as of December 31, 2016. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Home Loans LLC (DE)

C.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

                  i) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

            e)    1320 GP LLC (DE)

D. MetLife Chile Inversiones Limitada (Chile) - 72.35109659% is owned by MetLife, Inc., 24.8823628% by American Life Insurance Company ("ALICO"), 2.76654057% is owned by Inversiones MetLife Holdco Dos Limitada and 0.00000004% is owned by Natiloportem Holdings, LLC.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.996% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones Limitada and 0.003% by International Technical and Advisory Services Limited ("ITAS") and the rest by third parties.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.9% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is held by MetLife Chile Seguros de Vida S.A. and 0.1% is held by MetLife Chile Inversiones Limitada.

      2. Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by MetLife Chile Inversiones Limitada and the remaining interest is owned by a third party.

            a) Legagroup S.A. (Chile) - 99% of Legagroup S.A. is owned by Legal Chile S.A. and the remaining interest is owned by a third party.

      3. Inversiones MetLife Holdco Tres Limitada (Chile) - 97.13% of Inversiones MetLife Holdco Tres Limitada is owned by MetLife Chile Inversiones Limitada and 2.87% is owned by Inversiones MetLife Holdco Dos Limitada.

            a) AFP Provida S.A. (Chile) - 42.3815% of AFP Provida S.A. is owned by Inversiones MetLife Holdco Dos Limitada., 42.3815% is owned by Inversiones MetLife Holdco Tres Limitada, 10.9224% is owned by MetLife Chile Inversiones Limitada and the remainder is owned by the public.

                  i) Provida Internacional S.A. (Chile) - 99.99% of Provida Internacional S.A. is owned by AFP Provida S.A and 0.01% is owned by MetLife Chile Inversiones Limitada.

                        1) AFP Genesis Administradora de Fondos y Fidecomisos S.A. (Ecuador) - 99.9% of AFP Genesis Administradora de Fondos y Fidecomisos S.A. is owned by Provida Internacional S.A. and 0.1% by AFP Provida S.A.

      4. MetLife Chile Seguros Generales S.A. (Chile) - 99.98% of MetLife Chile Seguros Generales, S.A. is owned by MetLife Chile Inversiones Limitada and 0.02% is owned by Inversiones MetLife Holdco Dos Limitada.

E.    Enterprise General Insurance Agency, Inc. (DE)

F.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      5.    Metropolitan Group Property and Casualty Insurance Company (RI)

      6.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      7.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

G.    First MetLife Investors Insurance Company (NY)

H.    Newbury Insurance Company, Limited (DE)

I.    MetLife Investors Group, LLC (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Investments Securities, LLC (DE)

J.    Metropolitan Life Insurance Company ("MLIC") (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        1)     OMI MLIC Investments Limited (Cayman Islands)

      3.    Sandpiper Cove Associates II, LLC (DE)

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

            b) Mansell Office, LLC (DE) - 73.0284% is owned by MLIC Asset Holdings II, LLC and 29.9716% is owned by MLIC CB Holdings LLC.

                  i) Mansell Retail, LLC (DE) - 73.0284% is owned by MLIC Asset Holdings II, LLC and 29.9716% is owned by MLIC CB Holdings LLC.

      5.    CC Holdco Manager, LLC (DE)

      6.    Alternative Fuels I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    HPZ Assets LLC (DE)

      9.    Missouri Reinsurance, Inc. (Cayman Islands)

      10.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      11.   ML New River Village III, LLC (DE)

      12.   MetLife RC SF Member, LLC (DE)

      13.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

                  i) Long Island Solar Farm, LLC ("LISF")(DE) - 9.61% membership interest is held by MetLife Renewables Holding, LLC and 90.39% membership interest is held by LISF Solar Trust in which MetLife Capital Limited Partnership has 100% beneficial interest.

                  ii)   Met Canada Solar ULC (Canada)

      14.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      15.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      16. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      17. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      18.   Corporate Real Estate Holdings, LLC (DE)

      19.   MetLife Tower Resources Group, Inc. (DE)

      20.   Headland-Pacific Palisades, LLC (CA)

      21. Headland Properties Associates (CA) - 99% is owned by Metropolitan Life Insurance Company and 1% is owned by Headland-Pacific Palisades, LLC.

      22.   WFP 1000 Holding Company GP, LLC (DE)

      23.   White Oak Royalty Company (OK)

      24.   500 Grant Street GP LLC (DE)

      25. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      26. MetLife Mall Ventures Limited Partnership (DE) - 99% LP interest of MetLife Mall Ventures Limited Partnership is owned by MLIC and 1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      27.   MetLife Retirement Services LLC (NJ)

      28.   Euro CL Investments, LLC (DE)

      29.   MEX DF Properties, LLC (DE)

            a) LAR Vivienda XVII, S. de R.L. de C.V. (Mexico) - 99.99% of LAR Vivienda XVII S. de R.L. de C.V. is owned by MEX DF Properties, LLC and 0.01% is owned by Euro CL Investments LLC.

      30. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company.

      31.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      32.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      33.   MLIC Asset Holdings LLC (DE)

      34.   85 Broad Street Mezzanine LLC (DE)

      35.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth Retail Holding LLC (DE)

            b)   The Building at 575 Fifth Retail Owner LLC (DE)

      36.   ML Bridgeside Apartments LLC (DE)

      37. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      38.   MLIC CB Holdings LLC (DE)

      39. MetLife CC Member, LLC (DE) - 95.122% of MetLife CC Member, LLC is owned by Metropolitan Life Insurance Company and 4.878% is owned by General American Life Insurance Company.

      40.   Oconee Hotel Company, LLC (DE)

      41.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      42.   1201 TAB Manager, LLC (DE)

      43. MetLife 1201 TAB Member, LLC (DE) - 96.9% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company and 3.1% is owned by Metropolitan Property and Casualty Insurance Company.

      44. MetLife LHH Member, LLC (DE) - 99% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, and 1% is owned by General American Life Insurance Company.

      45.   1001 Properties, LLC (DE)

      46. Riverway Residential, LP (DE) - 99.9% LP interest of Riverway Residential, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      47.   6104 Hollywood, LLC (DE)

      48.   Boulevard Residential, LLC (DE)

      49.   ML-AI MetLife Member 3, LLC (DE)

      50.   Ashton Judiciary Square, LLC (DE)

      51. Sandpiper Cove Associates, LLC (DE) - 90.59% membership interest of Sandpiper Cove Associates, LLC is owned by MLIC and 9.41% is owned by Metropolitan Tower Realty Company.

      52. 1900 McKinney Properties, LP (DE) - 99.9% LP interest of 1900 McKinney Properties, LP is owned by MLIC and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      53.   Marketplace Residences, LLC (DE)

      54.   ML Swan Mezz, LLC (DE)

            a)    ML Swan GP, LLC (DE)

      55.   ML Dolphin Mezz, LLC (DE)

            a)    ML Dolphin GP, LLC (DE)

      56.   Haskell East Village, LLC (DE)

      57. MetLife Cabo Hilton Member, LLC (DE) - 54.129% of MetLife Cabo Hilton Member, LLC is owned by MLIC, 16.9% by General American Life Insurance Company, 28.971% by MetLife Insurance Company USA

      58.   ML Terraces, LLC (DE)

      59.   Chestnut Flats Wind, LLC (DE)

      60.   MetLife 425 MKT Member, LLC (DE)

      61.   MetLife OFC Member, LLC (DE)

      62.   MetLife THR Investor, LLC (DE)

      63. ML Southmore, LLC (DE) - 99% of ML Southmore, LLC is owned by MLIC and 1% by General American Life Insurance Company.

      64. ML - AI MetLife Member 1, LLC (DE) - 95.199% of the membership interest is owned by MLIC and 4.801% by Metropolitan Property and Casualty Insurance Company.

      65.   MetLife CB W/A, LLC (DE)

      66. MetLife Camino Ramon Member, LLC (DE) - 99% of MetLife Camino Ramon Member, LLC is owned by MLIC and 1% by General American Life Insurance Company.

      67.   10700 Wilshire, LLC (DE)

      68.   Viridian Miracle Mile, LLC (DE)

      69. MetLife 555 12th Member, LLC (DE) - 94.6% is owned by MLIC and 5.4% by General American Life Insurance Company

      70.   MetLife OBS Member, LLC (DE)

      71.   MetLife 1007 Stewart, LLC (DE)

      72. ML-AI MetLife Member 2, LLC (DE) - 98.97% of ML-AI MetLife Member 2, LLC's ownership interest is owned by MLIC and 1.03% by General American Life Insurance Company.

      73.   MetLife Treat Towers Member, LLC (DE)

      74.   MetLife FM Hotel Member, LLC (DE)

            a)   LHCW Holdings (U.S.) LLC (DE)

                 i)   LHC Holdings (U.S.) LLC (DE)

                      1)    LHCW Hotel Holding LLC (DE)

                            aa)    LHCW Hotel Holding (2002) LLC (DE)

                            bb)    LHCW Hotel Operating Company (2002) LLC (DE)

      75. ML Mililani Member, LLC (DE)- is owned at 95% by MLIC and 5% by General American Life Insurance Company.

      76.   MetLife SP Holdings, LLC (DE)

            a)   MetLife Private Equity Holdings, LLC (DE)

      77.   Buford Logistics Center, LLC (DE)

      78.   ML North Brand Member, LLC (DE)

      79.   MetLife Park Tower Member, LLC (DE)

            a)   Park Tower REIT, Inc. (DE)

                 i)   Park Tower JV Member, LLC (DE)

      80. MCPP Owners, LLC (DE) - 84.503% is owned by MLIC, 0.603% by General American Life Insurance Company, 1.616% by Metropolitan Tower Life Insurance Company, and 13.278% by MTL Leasing, LLC.

      81.   MetLife HCMJV 1 GP, LLC (DE)

      82.   MetLife ConSquare Member, LLC (DE)

      83.   MetLife Ontario Street Member, LLC (DE)

      84.   1925 WJC Owner, LLC (DE)


K.    MetLife Capital Trust IV (DE)

L.    MetLife Insurance Company USA (DE)

      1.    MetLife Property Ventures Canada ULC (Canada)

      2.    MetLife Canadian Property Ventures LLC (NY)

      3.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      4.    Euro TI Investments LLC (DE)

      5. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company USA.

      6.    MetLife USA Assignment Company (CT)

      7.    TIC European Real Estate LP, LLC (DE)

      8.    Euro TL Investments LLC (DE)

      9.    TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

      10.   MetLife Renewables Holding, LLC (DE)

            a)    Greater Sandhill I, LLC (DE)

      11.   TLA Holdings II LLC (DE)

      12.   TLA Holdings III LLC (DE)

      13. Sino-US United MetLife Insurance Co., Ltd. (China) - Sino-US United MetLife Insurance Co., Ltd. is owned at 27.8% by MetLife Insurance Company USA, 22.2% by MLIC and 50% by a third party.

      14.   ML 1065 Hotel, LLC

      15.   Daniel/MetLife Midtown Atlanta Master Limited Liability
            Company (DE)

            a)    1075 Peachtree, LLC (DE)

      16.   Brighthouse Reinsurance Company of Delaware (DE)

M.    MetLife Reinsurance Company of South Carolina (SC)

N.    MetLife Investment Advisors, LLC (DE)

      1.   MetLife Alternatives GP, LLC (DE)

           a) MetLife International PE Fund I, LP (Cayman Islands) - 92.593% of the Limited Partnership interests of this entity is owned by MetLife Insurance K.K., 4.115% is owned by MetLife Mexico S.A., 2.716% is owned by MetLife Limited (Hong Kong) and the remaining 0.576% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           b) MetLife International PE Fund II, LP (Cayman Islands) - 94.54% of the limited partnership interests of MetLife International PE Fund II, LP is owned by MetLife Insurance K.K., 2.77% is owned by MetLife Limited (Hong Kong), 2.1% by MetLife Mexico, S.A. and 0.59% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           c) MetLife International HF Partners, LP (Cayman Islands) - 88.22% of the Limited partnership interests of this entity is owned by MetLife Insurance K.K. and 9.47% is owned by MetLife Insurance Company of Korea Limited, 2.29% is owned by MetLife Limited (Hong Kong) and 0.02% is owned by MetLife Alternatives, GP

           d) MetLife International PE Fund III, LP - 88.93% of the limited partnership interests of MetLife International PE Fund III LP is owned by MetLife Insurance K.K, 7.91% is owned by MetLife Insurance Company of Korea Limited, 2.61% is owned by MetLife Limited (Hong Kong), and 0.55% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           e) MetLife International PE Fund IV, LP (Cayman Islands) - 94.70% of the limited partnership interests of MetLife International PE Fund IV, LP is owned by MetLife Insurance K.K, 3.79% is owned by MetLife Insurance Company of Korea Limited, 1.51% is owned by Metlife Limited (Hong Kong).

      2.   MetLife Loan Asset Management LLC (DE)

      3.   MetLife Core Property Fund GP, LLC (DE)

           a) MetLife Core Property Fund, LP (DE) - MetLife Core Property Fund GP, LLC is the general partner of MetLife Core Property Fund, LP (the "Fund"). A substantial majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund: Metropolitan Life Insurance Company owns 20.06%, Metropolitan Life Insurance Company (on behalf of Separate Account 746) owns 3.24%, MetLife Insurance Company of Korea Limited owns 2.91%, General American Life Insurance Company owns 0.07% and MetLife Insurance Company USA owns 0.14%.

                i)   MetLife Core Property REIT, LLC (DE)

                     1) MetLife Core Property Holdings, LLC - MetLife Core Property Holdings, LLC also holds the following single-property limited liability companies: MCP Alley 24 East, LLC, MCP Denver Pavilions Member, LLC, MCP SoCal Industrial-Springdale, LLC, MCP SoCal Industrial-Redondo, LLC, MCP SoCal Industrial-Concourse, LLC, MCP SoCal Industrial-Kellwood, LLC, MCP SoCal Industrial-Bernardo, LLC, MCP SoCal Industrial-Canyon, LLC, MCP SoCal Industrial-Anaheim, LLC, MCP SoCal Industrial-LAX, LLC, MCP SoCal Industrial-Fullerton, LLC, MCP SoCal Industrial-Ontario, LLC, MCP SoCal Industrial-Loker, LLC, MCP Paragon Point, LLC, MCP 4600 South Syracuse, LLC, MCP The Palms Doral, LLC, MCP Waterford Atrium, LLC, MCP EnV Chicago, LLC, MCP 100 Congress, LLC, MCP 1900 McKinney, LLC, MCP 550 West Washington, LLC, MCP Main Street Village, LLC, MCP Lodge At Lakecrest LLC, MCP Ashton South End, LLC, MCP 3040 Post Oak, LLC, MCP Plaza at Legacy, LLC, MCP VOA Holdings, LLC, MCP VOA I& III, LLC, MCP VOA II, LLC, MCP Highland Park Lender, LLC, MCP One Westside, LLC, MCP 7 Riverway, LLC, MCP Trimble Campus, LLC, MCP 9020 Murphy Road, LLC, MCP Buford Logistics Center 2 Member, LLC, and MCPF Acquisition, LLC, MCP 60 11th Street Member, LLC, MCP Magnolia Park Member, LLC, and MCP Fife Enterprise Member, LLC, MCP Northyards Holdco, LLC, MCP Northyards Owner, LLC, MCP Northyards Master Lessee, LLC, 60 11th Street, LLC, Magnolia Park Greenville,Venture, LLC, Magnolia Park Greenville, LLC, MCP 22745 & 22755 Relocation Drive, LLC, MCP DMCBP Phase II Member, LLC, MetLife Core Property TRS, LLC.

                           aa)    MCP Property Management, LLC (DE)

      4.   MIM Property Management, LLC (DE)

      5.   MetLife Commercial Mortgage Income Fund GP, LLC (DE)

           a) MetLife Commercial Mortgage Income Fund, LP (DE) - MetLife Commercial Mortgage Income Fund GP, LLC is the general partner of MetLife Commercial Mortgage Income Fund, LP (the "Fund"). A majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund:
                Metropolitan Life Insurance Company owns 28.83%, MetLife Insurance Company USA owns 9.61%, MetLife Insurance Company of Korea, Limited. owns 5.66%, MetLife Limited owns 3.81%, and Metropolitan Life Insurance Company of Hong Kong Limited owns 0.76%.

                i)   MetLife Commercial Mortgage REIT, LLC (DE)

                     1)   MetLife Commercial Mortgage Originator, LLC (DE)

                          aa)    MCMIF Holdco I, LLC (DE)

O.    MetLife Standby I, LLC (DE)

P.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, LLC.

Q.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

R.    MetLife Capital Trust X (DE)

S.    Cova Life Management Company (DE)

T.    MetLife Reinsurance Company of Charleston (SC)

U.    MetLife Reinsurance Company of Vermont (VT)

V.    Delaware American Life Insurance Company (DE)

W.    Federal Flood Certification LLC (TX)

X.    MetLife Global Benefits, Ltd. (Cayman Islands)

Y. Inversiones Metlife Holdco Dos Limitada (Chile) - 99.99946% of Inversiones MetLife Holdco Dos Limitada is owned by MetLife, Inc., 0.000535% is owned by MetLife International Holdings, LLC and 0.0000054% is owned by Natiloportem Holdings, LLC.

Z.    MetLife Consumer Services, Inc. (DE)

AA.   MetLife Reinsurance Company of Delaware (DE)

AB.   MetLife Global, Inc. (DE)

AC.   Brighthouse Services, LLC (DE)

AD.   Brighthouse Holdings, LLC (DE)

AE.   Brighthouse Securities, LLC (DE)

AF.   Brighthouse Financial, Inc. (DE)

AG.   MetLife Insurance Brokerage, Inc. (NY)

AH.    American Life Insurance Company (ALICO) (DE)

      1.    MetLife Insurance K.K. (Japan)

               a)  Communication One Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (Swiss I) (Switzerland)

               a) MetLife, Life Insurance Company (Egypt) - 84.125% of MetLife, Life Insurance Company is owned by MetLife Global Holding Company I GmbH and the remaining interests are owned by third parties.

               b)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   i) MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.98% of MetLife Emeklilik ve Hayat A.S. is owned by Metlife Global Holding Company II GmbH (Swiss II) and the remainder by third parties.

                   ii)  ALICO European Holdings Limited (Ireland)

                        1)  ZAO Master D (Russia)

                            aa) Joint Stock Company MetLife Insurance Company (Russia) - 51% of Joint Stock Company MetLife Insurance Company is owned by ZAO Master D and 49% is owned by MetLife Global Holding
                                 Company II GmbH.

                   iii) MetLife Asia Holding Company Pte. Ltd. (Singapore)

                       1) MetLife Innovation Centre Pte. Ltd. (Singapore)

                   iv) MetLife Reinsurance Company of Bermuda Ltd. (Bermuda)

                   v)  MetLife Investment Management Limited (United Kingdom)

                   vi) MM Global Operations Support Center, S.A. de C.V.
                       (Mexico) - 99.999509% of MM Global Operations Support Center, S.A. de C.V. is held by MetLife Global Holding Company II GmbH (Swiss) and 0.000491% is held by MetLife Global Holding Company I GmbH (Swiss).

                       1. Fundacion MetLife Mexico, A.C. (Mexico)

                  vii) MetLife Colombia Seguros de Vida S.A. (Colombia) -
                       89.999966393% of MetLife Colombia Seguros de Vida S.A. is owned by MetLife Global Holding Company II GmbH, 10.000029508% is owned by MetLife Global Holding Company I GmbH, 0.000001366% is owned by International Technical and Advisory Services Limited, 0.000001366% is owned by Borderland Investments Limited and 0.000001366% by Natiloportem Holdings, LLC.

                 viii) PJSC MetLife (Ukraine) - 99.9988% of PJSC MetLife is owned by MetLife Global Holding Company II GmbH, .0006% is owned by ITAS and the remaining .0006% is owned by Borderland Investments Limited.

                   ix) MetLife Innovation Centre Limited (Ireland)

                    x) MetLife EU Holding Company Limited (Ireland)

                       1) MetLife Europe d.a.c (Ireland) - MetLife EU Holding Company Limited holds 96.00315040176985% of this entity. ALICO holds 3.996758255760741% and ITAS holds 0.000091342469407%.

                           1. MetLife Pension Trustees Limited (United Kingdom)

                       2)  Agenvita S.r.l. (Italy)

                       3) MetLife Europe Insurance d.a.c (Ireland)- 93% of MetLife Europe Insurance d.a.c is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                       4)  MetLife Europe Services Limited (Ireland)

                       5)  MetLife Insurance Limited (United Kingdom)

                       6)  MetLife Services, Sociedad Limitada (Spain)

                       7) MetLife Slovakia S.r.o. (Slovakia) - 99.956% of MetLife Slovakia S.r.o. is owned by MetLife EU Holding Company Limited and 0.044% is owned by ITAS.

                       8)  MetLife Solutions S.A.S. (France)

                       9) Metropolitan Life Societate de Administrare a unui
                           Fond de Pensii Administrat Privat S.A. (Romania) - 99.9836% of Metropolitan Life Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by MetLife EU Holding Company Limited and 0.0164% is owned by MetLife Services Sp z.o.o.

                       10) MetLife Towarzystwo Ubezpieczen na Zycie I
                           Reasekuracji S.A. (Poland)

                           aa) MetLife Services Sp z.o.o. (Poland)

                           bb) MetLife Towarzystwo Funduszy Inwestycyjnych,
                               S.A. (Poland)

                           cc) MetLife Powszechne Towarzystwo Emerytalne S.A.
                               (Poland)

                       11) MetLife Services Cyprus Limited (Cyprus)

                           aa) Hellenic Alico Life Insurance Company, Ltd.
                               (Cyprus) - 27.5% of Hellenic Alico Life
                               Insurance Company, Ltd. Is owned by MetLife
                               Services Cyprus Limited and the remaining is owned by a third party.

                       12) MetLife Services EOOD (Bulgaria)

                       13) MetLife Life Insurance S.A. (Greece)

                           aa) MetLife Mutual Fund Company (Greece) - 90% of
                               MetLife Mutual Fund Company is owned by MetLife Life Insurance S.A. (Greece) and the remaining interests are owned by third parties.

                       14) First American-Hungarian Insurance Agency Limited
                           (Hungary)

                       15) MetLife SK, s.r.o. (Slovakia) - 99.8788% of MetLife
                           SK, s.r.o. is owned by MetLife EU Holding Company Limited, 0.1212% is owned by ITAS

                       16) UBB-MetLife Zhivotozastrahovatelno Drujestvo AD
                           (Bulgaria) - 40% of UBB-MetLife
                           Zhivotozastrahovatelno Drujestvo AD is owned by MetLife EU Holding Company Limited and the rest by third parties.

                    xi)  MetLife International Holdings, LLC (DE)

                         1.   Natiloportem Holdings, LLC (DE)

                              aa) Excelencia Operativa y Tecnologica, S.A. de C.V. (Mexico) - 99% of Excelencia Operativa y Tecnologica, S.A. de C.V. is held by Natiloportem Holdings, LLC and 1% by MetLife Mexico Servicios S.A. de C.V.

                                   i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Servicios, S.A. de C.V.

                                   ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Servicios, S.A. de C.V.

                         2. PNB MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, LLC and 74% is owned by third parties.

                         3. Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, LLC.

                         4. MetLife Seguros S.A. (Argentina)- 95.5242% is owned by MetLife International Holdings, LLC, 2.6753% is owned by Natiloportem Holdings, LLC and 1.8005% by ITAS.

                         5. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)-66.662% is owned by MetLife International Holdings, LLC, 33.337% is owned by MetLife Worldwide Holdings, LLC and 0.001% is owned by Natiloportem Holdings, LLC.

                         6. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.99998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, LLC and 0.00002% by Natiloportem Holdings, LLC.

                         7. MetLife Seguros de Retiro S.A. (Argentina) - 96.8897% is owned by MetLife International Holdings, LLC, 3.1102% is owned by Natiloportem Holdings, LLC and 0.0001% by ITAS

                         8. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, LLC and 95% is owned by MetLife International Holdings, LLC.

                         9. Compania Inversora MetLife S.A. (Argentina) - 95.46% is owned by MetLife International Holdings, LLC and 4.54% is owned by Natiloportem Holdings, LLC.

                              aa) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Inversora MetLife S.A., 79.88% is owned by MetLife Seguros S.A., 0.99% is held by Natiloportem Holdings, LLC and 0.26% is held by MetLife Seguros de Retiro S.A.

                       10.    MetLife Worldwide Holdings, LLC (DE)

                              aa)   MetLife Limited (Hong Kong)

                                    i)    BIDV MetLife Life Insurance Limited
                                          Liability Company (Vietnam) - 60% of
                                          BIDV MetLife Life Insurance Limited
                                          Liability Company is held by MetLife
                                          Limited (Hong Kong) and the remainder
                                          by third parties

                       11.    MetLife International Limited, LLC (DE)

                       12. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, LLC and 0.001% is owned by Natiloportem Holdings, LLC.

                       13.    MetLife Asia Limited (Hong Kong)

                       14. AmMetLife Insurance Berhad (Malaysia) - 50.000001% of AmMetLife Insurance Berhad is owned by MetLife International Holdings, LLC and the remainder is owned by a third party.

                       15. AmMetLife Takaful Berhad (Malaysia) - 49.999999% of AmMetLife Takaful Berhad is owned by MetLife International Holdings, LLC and the remainder is owned by a third party.

                       16. MAXIS GBN S.A.S. (France) - 50% of MAXIS GBN S.A.S. is held by MetLife International Holdings, LLC and the remainder by third parties.

                       17. MetLife Mas S.A. de C.V. (Mexico) - 99.99964399% MetLife Mas, SA de CV is owned by MetLife International Holdings, LLC and .00035601% is owned by International Technical and Advisory Services Limited.

                       18.   MetLife Ireland Holdings One Limited (Ireland)

                             aa) MetLife Global Holdings Corporation S.A. de C.V. (Mexico/Ireland) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                                   i)    MetLife Ireland Treasury d.a.c
                                         (Ireland)

                                         1)    MetLife General Insurance
                                               Limited (Australia)

                                         2)    MetLife Insurance Limited
                                               (Australia) - 91.16468% of
                                               MetLife Insurance Limited
                                               (Australia) is owned by MetLife
                                               Ireland Treasury Limited and
                                               8.83532% is owned by MetLife
                                               Global Holdings Corp. S.A. de
                                               C.V.

                                               a)    The Direct Call Centre PTY
                                                     Limited (Australia)

                                               b)    MetLife Investments PTY
                                                     Limited (Australia)

                                                     i)    MetLife Insurance and
                                                           Investment Trust
                                                           (Australia) -
                                                           MetLife Insurance and
                                                           Investment Trust is
                                                           a trust vehicle, the
                                                           trustee of which is
                                                           MetLife Investments
                                                           PTY Limited ("MIPL").
                                                           MIPL is a wholly
                                                           owned subsidiary of
                                                           MetLife Insurance
                                                           Limited.

                                   ii)   Metropolitan Global Management, LLC
                                         (DE/Ireland) - 99.7% is owned by
                                         MetLife Global Holdings Corporation
                                         S.A. de C.V. and 0.3% is owned by
                                         MetLife International Holdings, LLC.

                                         aaa)  MetLife Pensiones Mexico S.A.
                                               (Mexico)- 97.5125% is owned by
                                               Metropolitan Global Management,
                                               LLC and 2.4875% is owned by
                                               MetLife International Holdings,
                                               LLC.

                                         bbb)  MetLife Mexico Servicios, S.A.
                                               de C.V. (Mexico) - 98% is owned
                                               by Metropolitan Global
                                               Management, LLC and 2% is owned
                                               by MetLife International
                                               Holdings, LLC.

                                         ccc)  MetLife Mexico S.A. (Mexico)-
                                               99.050271% is owned by
                                               Metropolitan Global Management,
                                               LLC and 0.949729% is owned by
                                               MetLife International Holdings,
                                               LLC.

                                               1)    MetLife Afore, S.A. de C.V.
                                                     (Mexico)- 99.99% is owned
                                                     by MetLife Mexico S.A. and
                                                     0.01% is owned by MetLife
                                                     Pensiones Mexico S.A.

                                                     aaaa)  Met1 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and 0.01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     bbbb)  Met2 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and 0.01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     cccc)  MetA SIEFORE
                                                            Adicional, S.A. de
                                                            C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and 0.01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     dddd)  Met3 SIEFORE Basica,
                                                            S.A. de C.V.
                                                            (Mexico) - 99.99% is
                                                            owned by MetLife
                                                            Afore, S.A. de C.V.
                                                            and 0.01% is owned
                                                            by MetLife Mexico
                                                            S.A.

                                                     eeee)  Met4 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and 0.01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     ffff)  Met0 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned
                                                            by MetLife Afore,
                                                            S.A. de C.V. and
                                                            0.01% is owned by
                                                            MetLife Mexico
                                                            S.A.

                                               2)    ML Capacitacion Comercial
                                                     S.A. de C.V.(Mexico) - 99%
                                                     is owned by MetLife Mexico
                                                     S.A. and 1% is owned by
                                                     MetLife Mexico Cares, S.A.
                                                     de C.V.

                                         ddd)  MetLife Insurance Company of
                                               Korea Limited (South Korea)-
                                               14.64% is owned by MetLife
                                               Mexico, S.A. and 85.36% is
                                               owned by Metropolitan Global
                                               Management, LLC.

                                               1)    MetLife Financial Services,
                                                     Co., Ltd.

                                         eee)  MetLife Mexico Holdings, S. de
                                               R.L. de C.V. (Mexico) - 99.99995%
                                               is owned by Metropolitan Global
                                               Management, LLC, and the
                                               remainder is owned by Excelencia
                                               Operativa y Tecnologica, S.A. de
                                               C.V.

                    xii)  MetLife Investment Management Holding (Ireland)
                          Limited

                          aaa)  MetLife Investment Asia Limited (Hong Kong)

                   xiii)  ALICO Operations LLC (DE)

                          aaa)  MetLife Asset Management Corp. (Japan)

                          bbb)  MetLife Seguros S.A. (Uruguay)

      3.    International Investment Holding Company Limited (Russia)

      4.    Borderland Investments Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      5. International Technical and Advisory Services Limited ("ITAS") (USA-Delaware)

      6. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (USA-Delaware)

      7.    Alpha Properties, Inc. (USA-Delaware)

      8.    Beta Properties, Inc. (USA-Delaware)

      9.    Delta Properties Japan, Inc. (USA-Delaware)

      10.   Epsilon Properties Japan, Inc. (USA-Delaware)

      11.   Iris Properties, Inc. (USA-Delaware)

      12.   Kappa Properties Japan, Inc. (USA-Delaware)

      13. MetLife American International Group and Arab National Bank Cooperative Insurance Company (Saudi Arabia) - 30% of MetLife American International Group and Arab National Bank Cooperative Insurance Company is owned by ALICO and the remaining interest by third parties. The Delaware Department of Insurance approved a disclaimer of affiliation and therefore, this company is not considered an affiliate under Delaware Law.

AI.   General American Life Insurance Company (MO)

      a.    GALIC Holdings LLC (DE)

AJ.   New England Life Insurance Company (MA)

AK.   MetLife European Holdings, LLC (DE)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of December 31, 2016, there were 22,134 owners of qualified contracts and 12,827 owners of non-qualified contracts offered by the Registrant.


ITEM 28. INDEMNIFICATION

Pursuant to applicable provisions of Brighthouse Life Insurance Company of NY's by-laws or internal corporate policies adopted by Brighthouse Life Insurance Company of NY or MetLife, Inc. its ultimate parent, the directors, officers and other controlling persons of Brighthouse Life Insurance Company of NY and of Brighthouse Life Insurance Company of NY's affiliate and the underwriter, Brighthouse Securities, LLC, who are made or threatened to be made a party to an action or proceeding, may be eligible to obtain indemnification against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred as a result of such action or proceeding. Under the principal underwriting agreement between Brighthouse Life Insurance Company of NY and Brighthouse Securities, the parties have agreed to indemnify each other against certain liabilities and expenses from legal proceedings arising out of Brighthouse Securities' distribution of the Contracts.

MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy under which the Registrant, the Depositor and the Underwriter, as well as certain other subsidiaries of MetLife, are covered. MetLife, Inc. also has secured a Financial Institutions Bond.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITERS

(a) Brighthouse Securities, LLC is the principal underwriter for the following investment companies (other than Registrant):


Brighthouse Funds Trust I
Brighthouse Funds Trust II
Brighthouse Separate Account A
Brighthouse Variable Life Account A
Brighhouse Variable Annuity Account One
Brighthouse Variable Life Account One
Brighthouse Separate Account QPN for Variable Annuities
Brighthouse Fund UL for Variable Life Insurance
Brighthouse Fund UL III for Variable Life Insurance
Brighthouse Separate Account Eleven for Variable Annuities
New England Life Retirement Investment Account
New England Variable Annuity Fund I
New England Variable Annuity Separate Account
New England Variable Life Separate Account

(b) Brighthouse Securities, LLC is the principal underwriter for the Contracts. The following persons are the officers and directors of Brighthouse Securities, LLC. The principal business address for Brighthouse Securities, LLC is 11225 North Community House Road, Charlotte, NC 28277.



NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   ---------------------------------------
Philip Beaulieu                         Vice President and Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Gerard J. Nigro                 Director and Senior Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Myles J. Lambert                Chairman, President, Chief Executive Officer and Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101



Kieran R. Mullins                   Executive Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Jeffrey P. Halperin                 Senior Vice President and Chief Compliance Officer
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Phyllis Zanghi                      Senior Vice President and Tax Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Melissa Cox                         Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Donald Leintz                       Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Michael Davis                       Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Matthew Quale                       Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Ann M. Reed                         Vice President and Chief Legal Officer
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:



                                                       (2)
                                                NET UNDERWRITING        (3)            (4)           (5)
                      (1)                         DISCOUNTS AND     COMPENSATION    BROKERAGE       OTHER
         NAME OF PRINCIPAL UNDERWRITER             COMMISSIONS     ON REDEMPTION   COMMISSIONS   COMPENSATION
---------------------------------------------- ------------------ --------------- ------------- -------------
MetLife Investors Distribution Company........ $29,097,680        $0              $0            $0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The following companies will maintain possession of the documents required by
Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

(a)        Registrant

(b) MetLife Annuity Operations, 47000 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266


(c)        State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
           02110


(d) Brighthouse Securites, LLC, 11225 North Community House Road, Charlotte, NC 28277


(e) Brighthouse Life Insurance Company of NY, 285 Madison Avenue, New York, NY 10017


(f)        MetLife, 18210 Crane Nest Drive, Tampa, FL 33647


(g)        Brighthouse Financial, One Financial Center, 21st Floor, Boston, MA
           02111


(h)        MetLife, 200 Park Avenue, New York, NY 10166



ITEM 31. MANAGEMENT SERVICES

Not Applicable.


ITEM 32. UNDERTAKINGS

a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.


b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.



                                REPRESENTATIONS

Brighthouse Life Insurance Company of NY (Company) hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;


2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;


3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
       Section 403(b)(11) to the attention of the potential participants;


4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES
     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf, in the city of Charlotte, and state of North Carolina, on the 6th day of March, 2017.

BRIGHTHOUSE VARIABLE ANNUITY ACCOUNT B
(Registrant)
By:  BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY

By:  /s/ Gregory E. Illson
     ---------------------------------
     Gregory E. Illson
     Vice President

By:  BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY
     (Depositor)

By:  /s/ Gregory E. Illson
     ---------------------------------
     Gregory E. Illson
     Vice President

As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on March 6, 2017.

/s/ Kieran Mullins*                   Chairman of the Board, President and
----------------------------------    Chief Executive Officer and a Director
Kieran Mullins

/s/ Lynn A. Dumais*                   Vice President and Chief Financial Officer
----------------------------------
Lynn A. Dumais

/s/ David W. Chamberlin*              Director, Vice President and Controller
----------------------------------    (principal accounting officer)
David W. Chamberlin

/s/ Norse N. Blazzard*                Director
----------------------------------
Norse N. Blazzard

/s/ Kimberly A. Berwanger*            Director and Vice President
----------------------------------
Kimberly A. Berwanger

/s/ Richard A. Hemmings*              Director
----------------------------------
Richard A. Hemmings

/s/ Richard C. Pearson*               Director
----------------------------------
Richard C. Pearson

                                      Director
----------------------------------
Bruce Schindler



*By:  /s/ Michele H. Abate
      --------------------------------------
      Michele H. Abate, Attorney-In-Fact
      March 6, 2017

* Brighthouse Life Insurance Company of NY. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                               Index to Exhibits

3(i) Principal Underwriting and Distribution Agreement (Brighthouse Securities, LLC)

3(ii)    Sales Agreement (Brighthouse Securities, LLC)

4(i)     Individual Flexible Purchase Payment Deferred Variable Annuity Contract

4(ii)    Death Benefit Rider - (Principal Protection)

4(iii)   Death Benefit Rider - (Annual Step-Up)

4(iv)    Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement
         Rider

4(v)     Waiver of Withdrawal Charge for Terminal Illness Rider

4(vii)   Individual Retirement Annuity Qualification Endorsement

4(viii)  Roth Individual Retirement Annuity Endorsement

4(ix)    Form of Contract Schedule

4(x)     Designated Beneficiary Non-Qualified Annuity Endorsement

4(xi)    Form of Guaranteed Lifetime Withdrawal Benefit Rider

4(xii)   Non-Qualified Annuity Endorsement

4(xiii)  Form of Contract Schedule

5        Form of Variable Annuity Application

9        Opinion and Consent of Counsel

10(i) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor and the Registrant

10(ii) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for MetLife Inc.

13       Powers of Attorney for First MetLife Investors Insurance Company